

SMFG SUMITOMO MITSUI FINANCIAL GROUP

04036326

ディスクロージャー誌

2004

平成15年4月1日～平成16年3月31日

三井住友フィナンシャルグループ

三井住友銀行

経営理念

経営理念におきましては、三井住友フィナンシャルグループの経営に関する普遍的な考え方を示します。

● お客様に、より一層価値あるサービスを提供し、お客様と共に発展する。

● 事業の発展を通じて、株主価値の永続的な増大を図る。

● 勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

三井住友フィナンシャルグループ　プロフィール

（平成16年3月31日現在）

名　　称	株式会社三井住友フィナンシャルグループ	資 本 金	1兆2,477億円
（英文名称：	Sumitomo Mitsui Financial Group, Inc.)	事 業 目 的	傘下子会社の経営管理、ならびにそれに付帯する業務
本　　社	東京都千代田区有楽町1丁目1番2号		
取締役会長	岡田 明重（三井住友銀行取締役会長を兼任）	上場取引所	東京証券取引所、大阪証券取引所、名古屋証券取引所（すべて市場第一部）
取締役社長	西川 善文（三井住友銀行頭取を兼任）		

発行済株式数

普通株式	5,796,010株	第2回第四種優先株式	4,175株	第 8回第四種優先株式	4,175株
第一種優先株式	67,000株	第3回第四種優先株式	4,175株	第 9回第四種優先株式	4,175株
第二種優先株式	100,000株	第4回第四種優先株式	4,175株	第10回第四種優先株式	4,175株
第三種優先株式	800,000株	第5回第四種優先株式	4,175株	第11回第四種優先株式	4,175株
第1回第四種優先株式	4,175株	第6回第四種優先株式	4,175株	第12回第四種優先株式	4,175株
		第7回第四種優先株式	4,175株	第13回第四種優先株式	114,999株

格付情報

三井住友フィナンシャルグループ各社の平成16年6月30日現在の格付は以下のとおりです。

○三井住友銀行

	長期	短期
Moody's	A3	P-1
Standard & Poor's	BBB+	A-2
Fitch Ratings	BBB+	F2
格付投資情報センター（R&I）	A	a-1
日本格付研究所（JCR）	A+	J-1+

●三井住友カード

	長期	短期
日本格付研究所（JCR）	A+	J-1+

○三井住友銀リース

	長期	短期
日本格付研究所（JCR）	A-	J-1

Contents

本誌は、銀行法第21条および第52条の29に基づいて作成したディスクロージャー資料（業務および財産の状況に関する説明書類）です。
本誌には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、目標対比変化しうることにご留意ください。

株式会社 三井住友フィナンシャルグループ　　平成16年7月
広 報 部 〒100-0006　東京都千代田区有楽町1-1-2
　　　　　TEL（03）5512-3411
株式会社 三井住友銀行
広 報 部 〒100-0006　東京都千代田区有楽町1-1-2
　　　　　TEL（03）3501-1111

＊ 本誌は再生紙を使用しています。



　皆さまには、平素より温かいご支援、お引き立てを賜り、心から御礼申し上げます。

　このたび、平成15年度における私どもの取り組みを皆さまによりご理解いただくため、『ディスクロージャー誌2004』を作成いたしましたので、ご高覧下さいますようお願い申し上げます。

　私どもは、より良い商品・サービスの提供を通じてお客さまの多様化・高度化するニーズにしっかりとお応えするとともに、財務基盤・収益力の強化を通じて業績をさらに改善させることで、皆さまの信頼、市場の信認を高めるべく、役職員一丸となって努力してまいる所存です。

　今後とも、なお一層のご支援、ご鞭撻を賜りますようお願い申し上げます。

平成16年7月

株式会社三井住友フィナンシャルグループ

取締役会長　　　　　　　　取締役社長

岡田明重　　西川善文

平成15年度の総括

平成15年度の経済金融環境を顧みますと、日本経済は、輸出の増加や企業収益の改善等に伴う設備投資の拡大に支えられ、景気回復の足取りがより確かなものになりました。金融市場におきましては、日本銀行が金融緩和政策を継続し、短期市場金利はほぼゼロパーセントで推移いたしましたが、長期市場金利は、景気回復への期待から新発10年物国債の流通利回りが前年度末に比べて大きく上昇しました。株価は概ね上昇傾向となっております。

こうした環境下、三井住友銀行は、平成15年度・16年度の2年間で実現すべき「経営のコミットメント」として、「不良債権比率の半減」、「保有株式の圧縮」と、「収益力の強化を通じた業務純益1兆円体制の確立」の3点を掲げ、精力的に取り組んでまいりました。

まず、不良債権につきましては、昨年度、2.4兆円を超える大幅な削減を行い、平成16年3月末の不良債権残高*1は、約2.8兆円となりました。この結果、平成16年3月末の不良債権比率は5.0%となり、平成14年3月末の不良債権比率8.9%の半減まで、あと一歩というところまでまいりました。

また、保有株式につきましても、昨年度、約9,300億円の圧縮を行い、株価変動リスクを大幅に削減しております。

一方、収益力の強化につきましては、マーケティング部門収益*2が一段と拡大、昨年度の業務純益は1兆1億円と、平成13年4月の合併以降、3年連続で1兆円以上の水準を達成いたしました。私どもは、これまで、「競争優位のビジネスモデルの確立」、「多くの有力ビジネスを持った強固なビジネスポートフォリオの構築」の2点を持続的成長のキーワードとし、早くから、さまざまな分野における収益の柱の育成を進めてまいりましたが、その成果として、中堅・中小企業向け貸出、個人向けコンサルティング、投資銀行ビジネス等において、数多くのビジネスが、年間収益100億円から200億円規模へと成長してきております。この結果、昨年度の粗利益全体に占めるマーケティング部門粗利益の割合は8割近くとなり、平成14年度の6割程度から、大きく上昇いたしました。

以上のように、昨年度は、いずれのコミットメントについても着実に成果をあげることができた一年であったと考えております。

平成16年度の経営方針

私どもは、今年度の経営方針として、「バランスシートのクリーンアップの総仕上げ」と「戦略ビジネスにおける更なる攻勢を通じた収益増強」の2点を掲げ、「経営のコミットメント」の確実な達成を目指してまいります。

バランスシートのクリーンアップの総仕上げ

まず、「バランスシートのクリーンアップの総仕上げ」として、不良債権の削減、保有株式の圧縮を一段と進めてまいります。不良債権については、9月末に残高を2.5兆円未満、不良債権比率を4%台前半とすること、すなわち、不良債権比率半減目標を半年前倒しで達成することを目指し、企業再生・劣化防止への一段の注力と、オフバランス化の一層の推進を行ってまいります。そして、今年度末には、不良債権残高を2兆円未満、不良債権比率を3%台とし、不良債権問題からの脱却を図る考えであります。

保有株式については、残高をTier I *3の50%程度とすることを中期的目標とし、更なる圧縮を行ってまいります。

戦略ビジネスにおける更なる攻勢を通じた収益増強

次に、「戦略ビジネスにおける更なる攻勢を通じた収益増強」として、まず、次の3つのビジネスについて、現在の競争優位性を一段と強化し、平成16年度における増益の柱といたします。

中堅・中小企業向け貸出

中堅・中小企業向け貸出については、貸出ボリューム増強に向け、リスク対応力の一層の強化を図ってまいります。具体的には、ビジネスセレクトローン、Nファンドの一段の推進に加え、業績回復ローン、Vファンド等の新型リスクテイク商品の投入や、チャネル・人材・プロモーション等の推進体制の強化を進めてまいります。

個人向けコンサルティング

個人向けコンサルティングでは、まず、住宅ローンについて、SMBCコンサルティングプラザの50拠点への拡充、ローンプラザの人員増強等によりマーケティング力を一層強化し、過去最高であった昨年度を上回る取り組みを目指してまいります。また、これまで順調に拡大してまいりました投資信託・個人年金保険の販売については、フロント人員の増強、生産性の向上、商品・サービスの拡充等を通じ、収益を大幅に増強していく計画です。

投資銀行ビジネス

　投資銀行ビジネスでは、まず、シンジケーション、金銭債権流動化等、三井住友銀行本体で行う業務について、商品・サービスの提供力向上、対象顧客層の拡大、人的資源の重点配分等を進め、強化を図ってまいります。また、大和証券エスエムビーシー（株）との協働については、これまでも着実に成果をあげてまいりましたが、今年度は、株式・債券の引受、Ｍ＆Ａ等、あらゆる分野における連携を一段と進め、グループとしてのソリューション提供力を更に高めてまいります。

　また、次の２つのビジネスにつきましては、収益基盤の早期確立に向けた取り組みを一層強化してまいります。

コンシューマー・ファイナンス

　コンシューマー・ファイナンスにおいては、三井住友銀行および三井住友カード(株)、(株)クオーク、アットローン(株)等のグループ各社のビジネスを強化し、貸出ボリュームと収益の拡大を図ってまいります。また、私どもは、先般、プロミス（株）と業務提携および資本提携を行い、双方のブランド、顧客基盤、ノウハウ、経験等を融合し、双方のお客さまに対して最高の商品・サービスを提供していくことといたしました。業務提携としては、新たに共同設立する合弁会社のローン商品を含め、金利水準の異なる複数のローン商品を用意し、三井住友銀行の販売チャネルを通じて提供するほか、グループ会社との協働等を進めてまいります。次に、資本提携としては、三井住友銀行はプロミス（株）の発行済株式総数の２０％に相当する普通株式を取得してまいります。私どもは、これらの取り組みを通じ、当ビジネスにおけるわが国トップの地位を構築してまいる所存です。

海外ビジネス

　海外ビジネスについては、中国を中心としたアジア関連ビジネスを一段と強化することはもとより、欧米においても、戦略的な資源投入により、ビジネスボリュームの拡大を進めてまいります。

グループビジネス

　なお、経営の重要課題の一つである「グループビジネスの強化」につきましては、三井住友銀行を含めたグループ会社間の連携を広範に進めております。今後は、三井住友カード（株）におけるコンシューマー・ファイナンス業務の拡大、三井住友銀リース（株）におけるミドル・スモールマーケットの開拓、（株）日本総合研究所における金融システムのノウハウを活かしたIT事業の展開等の取り組みを通じて連携を更に深め、グループとしての収益力強化を図ってまいります。



取締役社長　西川　善文

終わりに

　昨年度は、バランスシートのクリーンアップ、収益力の強化の両面において、持続的成長の第一歩として、相応の成果を残すことができたと考えております。しかしながら、今後の私どもの更なる飛躍は、この一年の成果、とりわけ、収益力の強化にかかっております。数多くの成長マーケットにおいて、確固たる競争優位性に裏打ちされた収益基盤を確立することこそ、持続的成長の必須条件であります。私どもは、バランスシートのクリーンアップを早期に終え、私どもの強みである「スピード」をキーワードに、戦略ビジネスにおける更なる攻勢をかけ、競争優位性の一段の強化を図ってまいります。そして、それによって当社に対する市場の総合的評価を向上させ、株主価値を増大させてまいりたいと考えております。

*1　金融再生法開示債権残高
*2　個人部門・法人部門・企業金融部門・国際部門・コミュニティバンキング本部の収益合計
*3　自己資本の基本的項目

トップメッセージ■



三井住友銀行

▷ **www.smbc.co.jp**

三井住友銀行は、平成13年4月にさくら銀行と住友銀行が合併して発足しました。平成14年12月、株式移転により銀行持株会社として三井住友フィナンシャルグループを設立し、その完全子会社となりました。平成15年3月には、わかしお銀行と合併しています。

三井住友銀行は、国内有数の営業基盤、戦略実行のスピード、さらには有力グループ会社群による金融サービス提供力に強みを持っています。三井住友フィナンシャルグループのもと、他のグループ各社と一体となって、お客さまに質の高い複合金融サービスを提供しています。





商　　　号　株式会社三井住友銀行
事業内容　銀行業務
設立年月日　平成8年6月6日
本店所在地　東京都千代田区有楽町1-1-2
頭　　取　西川　善文
従業員数　22,348名（平成16年3月末現在）
拠点数（平成16年6月末現在）
　国内　　1,415カ所
　（本支店483〈うち被振込専用支店28〉、出張所132、
　付随業務取扱所14、無人店舗786）
　海外　　37カ所
　（支店20、出張所3、駐在員事務所14）

（注）国内拠点数は、企業内設置分、コンビニエンスストア
　　ATM分を除いています。

業務内容

○ 預金業務
○ 貸出業務
○ 商品有価証券売買業務
○ 有価証券投資業務
○ 内国為替業務
○ 外国為替業務
○ 金融先物取引等の受託等業務
○ 社債受託および登録業務
○ 信託業務（資産流動化業務に関する金銭債権の受託等）
○ 証券投資信託の窓口販売業務等

（単位：億円）

（連結）	平成14年 3月期	平成15年 3月期	平成16年 3月期
経常収益	37,797	35,499	27,170
経常利益 （△は経常損失）	△5,806	△4,675	2,821
当期純利益 （△は当期純損失）	△4,638	△4,293	3,016
純資産額	29,126	21,425	27,221
総資産額	1,080,050	1,023,946	998,432

（注）平成14年3月期は、旧わかしお銀行を連結子会社とする旧三井住友銀行の計数を表示。

 # 三井住友カード

三井住友カードは、国内における「VISA」のパイオニアとして、また日本のクレジットカード業界を牽引する一員として、多くのお客さまに支持されてきました。三井住友フィナンシャルグループにおける戦略的事業会社として重要な役割を担っており、高いブランド力と総合的なカード事業の展開力を活かし、お客さまのニーズに合ったクレジット機能を中心とする決済・ファイナンスサービスを提供しています。カード業界のリーディングカンパニーとして「最も使いやすくて最も役に立つマイ・メインカード」の提供に取り組んでいます。

▶ **www.smbc-card.com**





商　　　号　三井住友カード株式会社
事業内容　クレジットカード業務
設立年月日　昭和42年12月26日
本社所在地　[東京本社]
　　　　　　東京都港区新橋5-2-10
　　　　　　[大阪本社]
　　　　　　大阪市中央区今橋4-5-15
代 表 者　栗山　道義
従業員数　1,727名（平成16年3月末現在）

業 務 内 容

○ **クレジットカードに関する業務**
　カード発行、ショッピングサービス、加盟店向け売上精算
○ **ファイナンス商品に関する業務**
　会員向けローン、キャッシュサービス、99サービス、リボルビング払い、分割払い、ローン保証業務等
○ **販売促進に関する業務**
　ギフトカード発行、会員・加盟店向け各種サービス
○ **関連業務**
　集金代行業務、事務受託業務（カード発行、会員に対する請求処理、加盟店に対する売上処理）

（単位：億円）

	平成14年3月期	平成15年3月期	平成16年3月期
カード売上高	28,131	30,355	32,584
営業収益	1,164	1,221	1,263
営業利益	96	160	185
会員数（千人）	11,708	12,118	12,758
加盟店数（千店）	2,531	2,699	2,892



三井住友銀リース

▷ **www.smbcleasing.co.jp**

　三井住友銀リースは、リース業界の草分けとして日本のリース産業の発展に貢献してきました。多彩なリース商品を用意しており、海外への工場進出に伴う設備リースからパソコンのレンタルに至るまで、企業のさまざまな設備投資ニーズに応えています。最近では、企業経営を効率化する手段として「リース」の重要性は一層高まりをみせており、三井住友銀リースはリースのリーディングカンパニーとしてさらに質の高いサービスの提供を目指しています。





商　　　号　三井住友銀リース株式会社
事 業 内 容　リース業務
設立年月日　昭和43年9月2日
本社所在地　[東京本社]
　　　　　　東京都港区西新橋3-9-4
　　　　　　[大阪本社]
　　　　　　大阪市中央区南船場3-10-19
代 表 者　白賀　洋平
従 業 員 数　926名 (平成16年3月末現在)

業 務 内 容

○ コーポレートリース
　企業の国内外におけるさまざまな設備投資ニーズに応えるリース

○ 販売リース・商品リース
　メーカー・ディーラーの販売促進ツールとしてのリース

○ ネットリース
　インターネットを効果的に活用したリース

○ セレクトリース
　中小企業向けのスピーディーなリース

○ 環境貢献型リース
　省エネサービス会社とのタイアップによるリース

○ オートリース
　三井住友銀オートリース(株)による自動車リース

○ レンタル業務
　パソコンなどの情報機器を中心とするレンタル

(単位：億円)

	平成14年3月期	平成15年3月期	平成16年3月期
リース検収高	4,436	4,664	5,557
営業収益	4,790	5,150	5,530
営業利益	169	204	232

日本総研
The Japan Research Institute, Limited

▷ **www.jri.co.jp**



　日本総合研究所は、情報システム・コンサルティング・シンクタンクの３つの機能を有機的に結び付けた、付加価値の高いサービスを提供する知識エンジニアリング企業です。金融をはじめとするさまざまな分野に対応した経営革新・IT関連のコンサルティングや戦略的情報システムの企画・構築、アウトソーシングサービスの提供を行っているほか、国内外の経済調査分析・政策提言等の情報発信、新事業の創出を行うインキュベーション活動など、多岐にわたる活動を展開しています。



業　務　内　容

○ **システム開発・情報処理業務**
　情報システムの企画・構築、アウトソーシングサービス
○ **コンサルティング業務**
　経営革新・IT関連のコンサルティング
○ **シンクタンク業務**
　経済調査分析・政策提言、インキュベーション活動

商　　　号　株式会社日本総合研究所
事 業 内 容　システム開発・情報処理業務、
　　　　　　　コンサルティング業務、
　　　　　　　シンクタンク業務
設立年月日　平成14年11月1日
本社所在地　[東京本社]
　　　　　　　東京都千代田区一番町16
　　　　　　　[大阪本社]
　　　　　　　大阪市西区新町1-5-8
代 表 者　奥山　俊一
従 業 員 数　3,137名 (平成16年3月末現在)

(単位：億円)

	平成14年 3月期	平成15年 3月期	平成16年 3月期
営業収益	674	702	1,051
営業利益	75	76	76

トピックス

中堅・中小企業のお客さま向け融資・サービスの取り組み強化

当社グループでは、中堅・中小企業のお客さま向けのサービス提供をグループ各社で積極的に取り組んできました。

三井住友銀行では、中堅・中小企業のお客さま向けの貸出業務を法人部門の最注力分野としており、お客さまのニーズにお応えすべく、無担保で第三者保証を不要とした融資に積極的に取り組んできました。

平成14年3月より本格的に取り扱いを開始した「ビジネスセレクトローン」は、主に年商10億円未満のお客さまを対象としており、テレビCMや新聞広告等のマスプロモーションを実施するなど、認知度の向上に努めてきました。加えて、営業職員を増員したことや、「ビジネスセレクトローン」の取り扱いを行う営業拠点を35拠点増設し、全国164拠点（平成16年3月末時点）で取り扱えるようにした効果もあり、平成15年度の総貸出額は7千億円超と、前期を大幅に上回り、総貸出額累計では約1兆2,000億円となりました。

年商10億円以上のお客さまについては、営業店への権限委譲・審査基準の標準化により審査のスピードアップを図り、最大50億円まで融資可能なリスクテイク型貸金「Nファンド」の取り扱いを開始し、平成15年度の総貸出額は約2兆1,000億円となりました。

このような取り組みを通じて、幅広く中堅・中小企業のお客さまの資金ニーズにお応えすることができました。この結果、平成15年度には、新しく約1万7,000社のお客さまと、金額で約1兆4,000億円の貸金取引を開始しました。

三井住友銀リースでは、主に「ビジネスセレクトローン」を利用するお客さまを対象とした銀行との提携商品「セレクトリース」を推進してきました。取り扱い拠点の拡大や商品性の向上を図ることにより、平成15年度の実績は約150億円となりました。

今後もグループ各社の連携、サービスの向上を図るとともに、ビジネスサポートプラザ・法人営業部・法人プロモーションオフィスの体制整備をさらに進め、中堅・中小企業のお客さまの事業発展に資するサービスの充実に努めていきます。





「ビジネスセレクトローンのパンフレット」

SMBC コンサルティングプラザの拡大展開

三井住友銀行は、SMBC コンサルティングプラザを開設し、資産運用・ローン相談等個人のお客さま向けに特化したコンサルティング業務を展開しています。

平成 16 年 3 月には東西の 6 カ所、6 月には SMBC 品川コンサルティングプラザが運営を開始し、数多くのお客さまにご利用いただいています。また 7 月には新たに郊外ターミナルや居住地区を中心に、東日本で 18 カ店、西日本で 15 カ店を開設いたしました。

SMBC コンサルティングプラザでは、通常の店舗の営業時間帯ではご利用いただけないお客さま、特にサラリーマンや OL などのお客さまの生活動線や生活パターンに合わせ、立地条件や営業時間を設定いたしました。三井住友銀行では、有人チャネルにおいて、より多くの個人のお客さまにコンサルティングの機会を提供することにより、お客さまのニーズに一層お応えし、「個人金融サービス業 No.1」としてのブランドの確立を目指していきます。

（平成 16 年 7 月 24 日現在）

設置場所	東日本：新宿＊、渋谷駅前＊、池袋東口＊、品川＊など　22 店舗
	西日本：梅田＊、難波＊、三宮＊など　18 店舗
営業時間	平日：9:00〜15:00（＊上記 7 拠点では 21:00 まで営業）
	休日：10:00〜17:00（年末年始、ゴールデンウィーク期間中を除く）
取扱業務	定期預金や投資信託等資産運用のご相談　住宅ローン等のお借入れのご相談　等

平成 16 年度以降、郊外ターミナル店を中心として 100 カ所程度（含む新設店舗）に拡大する予定です。コンサルティングプラザの拡大により、金融サービス業としてよりお客さまニーズに沿った体制を整備し、当行のコンサルティングサービスをより多くのお客さまに「もっと身近に」「もっと手軽に」「もっとわかりやすく」ご利用いただき、一人ひとりのお客さまのライフプランに合った真のコンサルティングを一層充実させていきます。



SMBC 新宿コンサルティングプラザ内観





SMBC 品川コンサルティングプラザの無料セミナー「お金のレッスン」の模様

三井住友フィナンシャルグループとプロミスの戦略的提携

当社とプロミス（株）は、コンシューマー・ファイナンス事業における戦略的提携を行うことに合意しました。

経済の成熟、個人の価値観・ライフスタイルの多様化等が進む中、我国におけるコンシューマー・ファイナンスビジネスは今後、大きな変貌を遂げつつ、更に拡大していくことが予想されます。こうした状況下、当社とプロミス（株）は、変化するお客さまのファイナンスニーズをきめ細かく捕捉するとともに、より魅力的なローン商品の開発を通じて新たなお客さまのニーズに応え、コンシューマー・ファイナンス事業において我国トップの地位を構築していきます。

当社とプロミス（株）は、それぞれを戦略的パートナーと位置付け、先進的かつ本格的な提携を実現し、双方の培ってきたブランド、顧客基盤、ノウハウ、経験等の融合により、双方のお客さまに対して最高の商品・サービスを提供していきます。

また、両社は今後、プロミス（株）と三井住友カード（株）、さくらカード（株）等との協働も含め、今後の業務提携の拡充により、提携効果の更なる拡大を図っていきます。

なお、本件業務提携により、提携実施から3年後を目途に、SMFGグループとプロミスグループ合算で、5,000億円程度のローン残高を新たに創出することを目指します。



コンシューマー・ファイナンス事業で我国トップの地位を構築

資本提携
■ 株式の取得
　　15%（当初）→20%*（計画）

SMBC
SUMITOMO MITSUI BANKING CORPORATION

プロミス

業務提携
■ SMBCの販売チャネルを通じローン商品を提供
■ 共同出資でSMBCコンシューマーファイナンス（仮称）を設立
■ プロミスが販売促進、与信管理、債権回収などを支援
■ スモール法人マーケットに対するファイナンス事業の共同研究
■ SMFGグループ会社とプロミスとの協働

*適宜、適切な方法によりプロミスの発行済株式総数の20%に相当する普通株式を取得

▌財務ハイライト▐

三井住友フィナンシャルグループ

■連結

（金額単位　百万円）

	平成14年度	平成15年度
経常収益	3,506,386	3,552,510
経常利益（△は経常損失）	△515,749	342,844
当期純利益（△は当期純損失）	△465,359	330,414
純資産額	2,424,074	3,070,942
総資産額	104,607,449	102,215,172
リスク管理債権残高	5,770,700	3,297,981
貸倒引当金残高	2,243,542	1,422,486
有価証券の評価損益	△30,643	575,612
1株当たり純資産額（円）	106,577.05	215,454.83
1株当たり当期純利益（△は1株当たり当期純損失）（円）	△84,324.98	52,314.75
潜在株式調整後1株当たり当期純利益（円）	—	35,865.20
自己資本比率（第一基準）（％）	10.10	11.37
自己資本利益率（ROE）（％）	—	31.68
株価収益率（PER）（倍）	—	14.71
従業員数（人）	42,996	42,014

（注）1．有価証券の評価損益は、「その他有価証券」の時価と取得原価（または償却原価）との差額を記載しております。なお、株式については、主として期末日前1カ月の平均時価に基づいて算出しております。
2．従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員を含んでおりません。

□単体

（金額単位　百万円）

	平成14年度	平成15年度
営業収益	131,519	55,515
うち関係会社受取配当金	128,265	47,332
経常利益	119,634	51,188
当期純利益	124,738	50,505
資本金	1,247,650	1,247,650
（発行済普通株式数）（株）	5,796,000	5,796,010
（発行済優先株式数）（株）	1,132,100	1,132,099
純資産額	3,156,086	3,172,721
総資産額	3,413,529	3,403,007
1株当たり純資産額（円）	231,899.30	232,550.74
1株当たり配当額		
（普通株式）（円）	3,000	3,000
（第一種優先株式）（円）	10,500	10,500
（第二種優先株式）（円）	28,500	28,500
（第三種優先株式）（円）	13,700	13,700
（第1回第四種優先株式）（円）	19,500	135,000
（第2回第四種優先株式）（円）	19,500	135,000
（第3回第四種優先株式）（円）	19,500	135,000
（第4回第四種優先株式）（円）	19,500	135,000
（第5回第四種優先株式）（円）	19,500	135,000
（第6回第四種優先株式）（円）	19,500	135,000
（第7回第四種優先株式）（円）	19,500	135,000
（第8回第四種優先株式）（円）	19,500	135,000
（第9回第四種優先株式）（円）	19,500	135,000
（第10回第四種優先株式）（円）	19,500	135,000
（第11回第四種優先株式）（円）	19,500	135,000
（第12回第四種優先株式）（円）	19,500	135,000
（第13回第四種優先株式）（円）	3,750	67,500
1株当たり当期純利益（円）	18,918.33	3,704.49
潜在株式調整後1株当たり当期純利益（円）	15,691.82	3,690.72
自己資本比率（％）	92.46	93.23
自己資本利益率（ROE）（％）	8.52	1.57
株価収益率（PER）（倍）	11.21	207.86
配当性向（％）	15.98	80.97
従業員数（人）	94	97

（注）従業員は全員三井住友銀行からの出向者であります。

三井住友銀行

■ 連結

（金額単位　百万円）

	平成11年度		平成12年度		平成13年度	平成14年度	平成15年度
経常収益	5,150,418		4,449,177		3,779,702	3,549,937	2,717,005
経常利益（△は経常損失）	373,782		494,617		△580,628	△467,509	282,159
当期純利益（△は当期純損失）	124,456		132,408		△463,887	△429,387	301,664
純資産額	4,012,912		4,012,960		2,912,619	2,142,544	2,722,161
総資産額	102,263,112		119,242,661		108,005,001	102,394,637	99,843,258
リスク管理債権残高	3,864,758		3,256,418		6,484,367	5,683,134	3,229,219
貸倒引当金残高	1,632,687		1,268,853		2,159,649	2,201,830	1,375,921
有価証券の評価損益	1,834,215		△301,106		△495,507	△27,471	568,407
	さくら銀行	住友銀行	さくら銀行	住友銀行			
1株当たり純資産額（円）	340.98	415.77	333.46	426.32	282.85	15,353.34	25,928.02
1株当たり当期純利益（△は1株当たり当期純損失）（円）	12.58	18.61	9.22	25.50	△84.12	△10,429.29	5,238.85
潜在株式調整後1株当たり当期純利益（円）	—	18.17	9.21	24.93	—	—	5,231.31
自己資本比率（国際統一基準）（％）	12.53	11.60	11.31	10.94	10.45	10.38	10.89
自己資本利益率（ROE）（％）	3.74	4.55	2.67	6.05	—	—	25.38
株価収益率（PER）（倍）	62.08	82.23	62.36	43.92	—	/	/
従業員数（人）	23,837	19,364	24,184	22,222	43,793	35,523	33,895

（注）1. 平成12年度以前はさくら銀行・住友銀行両行の計数を合算して表示しております。
　　　2. 平成13年度は、旧わかしお銀行を連結子会社とする旧三井住友銀行の計数を表示しております。
　　　3. 平成13年度以降の純資産額には、「その他有価証券」等の時価評価に伴うその他有価証券評価差額金が含まれております。
　　　4. 有価証券の評価損益は、平成11年度は上場・店頭登録等時価の算出可能な有価証券の含み損益を、平成12年度以降は「その他有価証券」の時価と取得原価（または償却原価）との差額を記載しております。なお、後者のうち、株式については、期末日前1カ月の平均時価に基づいて算出しております。
　　　5. 従業員数は、さくら銀行は平成12年度より、住友銀行は平成11年度より就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員を含んでおりません。
　　　6. 平成14年度から、1株当たり純資産額、1株当たり当期純利益（△は1株当たり当期純損失）及び潜在株式調整後1株当たり当期純利益については、「1株当たり当期純利益に関する会計基準」（企業会計基準第2号）及び「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）を適用しております。

□ 損益の状況【単体】



（注）平成11年度から平成13年度については、旧三井住友銀行、旧わかしお銀行両行の計数を合算して表示しております。

□ 保有株式（上場・店頭）の状況【単体】



（注）平成11年度から平成13年度については、旧三井住友銀行、旧わかしお銀行両行の計数を合算して表示しております。

□ 金融再生法開示債権及び不良債権比率【単体】



（注）1. 平成11年度から平成13年度については、旧三井住友銀行、旧わかしお銀行両行の計数を合算して表示しております。
　　　2. 不良債権比率＝金融再生法開示債権／（金融再生法開示債権＋正常債権）

■ 連結自己資本比率



（注）1. 平成11年度及び平成12年度については、旧さくら銀行、旧住友銀行両行の計数を合算して表示しております。
　　　2. 平成14年度及び平成15年度については、三井住友フィナンシャルグループの連結自己資本比率を表示しております。

□ **単体**

（金額単位　百万円）

	平成11年度	平成12年度	平成13年度	平成14年度	平成15年度
経常収益	4,112,276	3,289,556	2,791,405	2,418,024	2,322,363
うち信託報酬	／	／	／	7	334
業務粗利益(A)	1,434,480	1,503,203	1,853,515	1,760,684	1,584,127
経費(除く臨時処理分)(B)	727,556	700,128	670,145	647,040	583,995
経費率((B)/(A)×100)(%)	50.7	46.6	36.2	36.7	36.9
業務純益	678,662	991,670	678,811	875,511	1,000,132
業務純益(除く一般貸倒引当金繰入額)	702,897	803,073	1,183,369	1,113,643	1,000,132
経常利益(△は経常損失)	336,409	359,167	△522,106	△597,188	185,138
当期純利益(△は当期純損失)	105,935	137,835	△322,852	△478,304	301,113
純資産額	4,132,926	4,199,937	3,196,492	2,279,223	2,870,870
総資産額	97,648,823	113,727,498	102,082,581	97,891,161	94,109,074
預金残高	57,191,926	59,041,313	61,051,813	58,610,731	60,067,417
貸出金残高	63,298,512	61,747,880	59,928,368	57,282,365	50,810,144
有価証券残高	15,893,846	27,059,978	20,442,996	23,656,385	26,592,584
リスク管理債権残高	3,556,458	2,732,590	5,816,452	5,169,531	2,774,889
金融再生法に基づく開示債権	3,640,530	2,822,459	5,900,043	5,261,345	2,811,234
貸倒引当金残高	1,569,493	1,095,841	1,971,849	2,074,797	1,250,751
有価証券の評価損益	1,564,155	△429,844	△481,654	△17,857	556,146
信託財産額	／	／	／	166,976	429,388
信託勘定貸出金残高	／	／	／	35,080	10,000
信託勘定有価証券残高	／	／	／	—	4,645

	平成11年度		平成12年度		平成13年度	平成14年度	平成15年度
	さくら銀行	住友銀行	さくら銀行	住友銀行			
資本金	1,042,706	752,848	1,042,706	752,848	1,326,746	559,985	559,985
(発行済普通株式数)(千株)	4,117,297	3,141,062	4,118,077	3,141,062	5,709,424	54,811	54,811
(発行済優先株式数)(千株)	802,772	167,000	802,577	167,000	967,000	967	967
1株当たり純資産額(円)	351.38	439.23	358.43	451.35	332.02	17,846.95	28,641.10
1株当たり配当額							
(普通株式)(円)	6.00	6.00	6.00	6.00	4.00	19.17	4,177
(第二回優先株式)(円)	15.00	／	15.00	／	／	／	／
(第三回優先株式(第二種))(円)	13.70	／	13.70	／	／	／	／
(第1回第一種優先株式)(円)	／	10.50	／	10.50	10.50	10.50	／
(第2回第一種優先株式)(円)	／	28.50	／	28.50	28.50	28.50	／
(第五種優先株式)(円)	／	／	／	／	13.70	13.70	／
(第一種優先株式)(円)	／	／	／	／	／	—	10,500
(第二種優先株式)(円)	／	／	／	／	／	—	28,500
(第三種優先株式)(円)	／	／	／	／	／	—	13,700
1株当たり当期純利益 (△は1株当たり当期純損失)(円)	11.24	14.41	17.28	16.59	△59.20	68,437.74	5,228.80
潜在株式調整後1株当たり当期純利益(円)	—	14.12	17.24	16.25	—	66,527.24	5,221.53
配当性向(%)	53.42	41.63	34.71	36.15	—	—	79.88
自己資本比率(国際統一基準)(%)	12.50	12.46	11.91	11.80	11.50	10.49	11.36
自己資本利益率(ROE)(%)	3.23	3.32	4.86	3.72	—	—	22.49
株価収益率(PER)(倍)	69.48	106.17	33.27	67.49	—	／	／
従業員数(人)	14,930	12,982	12,558	12,173	22,464	19,797	17,546

(注) 1. 平成12年度以前はさくら銀行・住友銀行両行の合算計数を、平成13年度は旧三井住友銀行の計数を表示しております。
　　　2. 平成14年度の損益項目については、過年度との実質的な比較のために、合併前の旧三井住友銀行(平成14年4月1日〜平成15年3月16日)の計数を含めて表示しております。ただし、1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益については、合併前の旧三井住友銀行の損益を含めておりません。
　　　3. 平成13年4月1日現在の純資産額は合併により、3,772,889百万円となっております。
　　　4. 平成13年度以降の純資産額には、「その他有価証券」等の時価評価に伴うその他有価証券評価差額金が含まれております。
　　　5. リスク管理債権及び金融再生法に基づく開示債権の定義については、181ページをご参照ください。
　　　6. 有価証券の評価損益は、平成11年度は上場・店頭登録等時価の算出可能な有価証券の含み損益を、平成12年度以降は「その他有価証券」の時価と取得原価(または償却原価)との差額を記載しております。なお、後者のうち、株式については、期末日前1カ月の平均時価に基づいて算出しております。詳細は19ページをご参照ください。
　　　7. 従業員数は、さくら銀行は平成12年度より、住友銀行は平成11年度より就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員を含んでおりません。なお、取締役を兼務しない執行役員は従業員に含めておりません。
　　　8. 平成12年度のさくら銀行の1株当たり配当額は、合併交付金(平成12年10月1日から平成13年3月31日に至る間の1株当たり配当金相当額)を期末配当金とみなして記載しております。また、平成14年度の1株当たり配当額は、旧三井住友銀行が三井住友フィナンシャルグループに支払った中間配当額を記載しております。
　　　9. 平成13年度から自己株式については資本に対する控除項目とされたことから、1株当たり純資産額及び1株当たり当期純利益(△は1株当たり当期純損失)については、それぞれ発行済株式数から自己株式数を控除して計算しております。また、平成14年度から、1株当たり純資産額、1株当たり当期純利益(△は1株当たり当期純損失)及び潜在株式調整後1株当たり当期純利益については、「1株当たり当期純利益に関する会計基準」(企業会計基準第2号)及び「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第4号)を適用しております。

▌業績の概要と分析▌

連結決算の概要

平成 15 年度の三井住友フィナンシャルグループ連結の概要は以下のとおりとなりました。

I 業績

平成 15 年度連結決算は、連結子会社 165 社(国内 120 社・海外 45 社)、持分法適用会社 48 社(国内 21 社・海外 27 社)を対象としています。

平成 15 年度連結決算は、資金運用利益及びその他業務利益の減少等により連結粗利益が前年度比 1,145 億円減少し 2 兆 695 億円となりましたが、株式等損益が大幅に改善したことや不良債権処理額の減少等により、経常損益は同 8,585 億円増益の 3,428 億円の利益となりました。これに特別損益、法人税等、少数株主利益を加減した結果、当期純損益は同 7,957 億円増益の 3,304 億円の利益となりました。

また、平成 16 年 3 月末の預金残高は、平成 15 年 3 月末比 2 兆 4,024 億円増加して 65 兆 3,334 億円となり、譲渡性預金残高は同 1 兆 3,335 億円減少して 3 兆 5,194 億円、貸出金残高は、同 5 兆 7,001 億円減少して 55 兆 3,828 億円、有価証券残高は、同 2 兆 9,313 億円増加して 27 兆 499 億円となりました。

資本勘定(純資産)につきましては、当期純利益の計上及びその他有価証券評価差額金の増加等により、平成 15 年 3 月末比 6,468 億円増加して 3 兆 709 億円となりました。

▣ 連結子会社・持分法適用会社数

(単位 社)

	平成15年3月末	平成16年3月末	増 減
連結子会社数	170	165	△5
持分法適用会社数	47	48	1

▣ 損益の状況

(金額単位 百万円)

	平成14年度	平成15年度	増 減
連結粗利益	2,184,006	2,069,501	△114,505
資金運用利益	1,399,504	1,281,070	△118,434
信託報酬	7	334	327
役務取引等利益	352,900	424,176	71,276
特定取引利益	205,770	304,094	98,324
その他業務利益	225,823	59,825	△165,998
営業経費	△889,237	△866,549	22,688
不良債権処理額	△1,200,904	△971,455	229,449
貸出金償却	△364,605	△660,382	△295,777
個別貸倒引当金繰入額	△407,963	—	407,963
一般貸倒引当金繰入額	△250,636	—	250,636
その他	△177,698	△311,072	△133,374
株式等損益	△621,526	101,496	723,022
持分法による投資損益	5,718	15,700	9,982
その他	6,193	△5,848	△12,041
経常利益(△は経常損失)	△515,749	342,844	858,593
特別損益	△75,164	62,049	137,213
うち貸倒引当金戻入益	—	14,378	14,378
うち個別貸倒引当金繰入額	—	△320,653	△320,653
うち一般貸倒引当金戻入益	—	331,225	331,225
うち債権売却損失引当金戻入益	—	489	489
税金等調整前当期純利益(△は税金等調整前当期純損失)	△590,914	404,894	995,808
法人税、住民税及び事業税	△66,068	△24,289	41,779
法人税等調整額	225,190	△8,593	△233,783
少数株主利益	△33,567	△41,596	△8,029
当期純利益(△は当期純損失)	△465,359	330,414	795,773
<参考>連結業務純益(金額単位 億円)	11,310	10,906	△404

(注) 1. 連結粗利益=(資金運用収益-資金調達費用)+信託報酬+(役務取引等収益-役務取引等費用)+(特定取引収益-特定取引費用)+(その他業務収益-その他業務費用)

　　　2. 連結業務純益=三井住友銀行業務純益(一般貸倒引当金繰入前)+他の連結会社の経常利益(臨時要因調整後)+持分法適用会社経常利益×持分割合-内部取引(配当等)

■ 資産・負債・資本勘定

（金額単位　百万円）

	平成15年3月末	平成16年3月末	増　減
資産	104,607,449	102,215,172	△2,392,277
うち貸出金	61,082,946	55,382,800	△5,700,146
うち有価証券	24,118,520	27,049,901	2,931,381
負債	101,186,654	98,150,534	△3,036,120
うち預金	62,931,007	65,333,426	2,402,419
うち譲渡性預金	4,853,017	3,519,464	△1,333,553
少数株主持分		996,720	993,696	△3,024
資本勘定	2,424,074	3,070,942	646,868

II 有価証券の評価損益

平成16年3月末の有価証券の評価損益は、平成15年3月末比5,931億円改善して5,683億円の評価益となりました。このうち資本直入の対象となる「その他有価証券（含むその他の金銭の信託）」の評価損益は、同6,064億円改善して5,757億円の評価益となりました。

「その他有価証券」の評価益が大幅に拡大しているのは、長期金利の上昇により国債等の債券が評価損に転じたものの、株式相場の回復により株式の評価損益が評価損から評価益に転じ、平成15年3月末比8,352億円改善したことが主な要因であります。

■ 有価証券の評価損益

（金額単位　百万円）

	平成15年3月末			平成16年3月末			
	評価損益			評価損益			
		評価益	評価損		平成15年3月末比	評価益	評価損
満期保有目的	5,882	5,988	△105	△7,425	△13,307	2,840	△10,266
その他有価証券	△30,643	272,943	△303,587	575,612	606,255	787,517	△211,904
株式	△165,442	112,952	△278,395	669,784	835,226	736,878	△67,094
債券	111,164	117,093	△5,928	△103,256	△214,420	18,590	△121,847
その他	23,634	42,897	△19,263	9,084	△14,550	32,047	△22,963
その他の金銭の信託	△44	510	△555	121	165	222	△100
合計	△24,805	279,443	△304,248	568,308	593,113	790,580	△222,271
株式	△165,442	112,952	△278,395	669,784	835,226	736,878	△67,094
債券	116,016	121,945	△5,928	△111,783	△227,799	20,330	△132,113
その他	24,620	44,545	△19,925	10,307	△14,313	33,371	△23,063

（注）1.「有価証券」のほか、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めております。
　　　2. 株式については主に期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいております。
　　　3.「その他有価証券」及び「その他の金銭の信託」については、時価評価しておりますので、上記の表上は、連結貸借対照表価額と取得原価（または償却原価）との差額を計上しております。
　　　　なお、平成16年3月末の「その他有価証券」の評価損益のうち、時価ヘッジの適用により収益に計上した額が23,452百万円ありますので、資本直入処理の対象となる額は、同額控除されます。

III 連結自己資本比率

　平成16年3月末の連結自己資本比率（第一基準）は、11.37％となりました（詳細は119ページの「自己資本比率」をご参照ください）。

　自己資本比率の分子となる自己資本は、平成15年3月末比7,584億円増加して6兆7,373億円となりました。また分母となるリスク・アセットは、円高による外貨建資産の減少、不良債権の処理、保有株式の売却を進めた一方、住宅ローンやリスクテイク型貸金を積極的に投入したこと等により、平成15年3月末比ほぼ横ばいの59兆2,040億円となりました。

■ 連結自己資本比率の状況

（金額単位　百万円）

	平成15年3月末	平成16年3月末	増　減
Tier 1（基本的項目）	3,255,936	3,571,604	315,668
Tier 2（補完的項目）（うち自己資本への算入額）	2,961,619	3,416,547	454,928
控除項目	△238,633	△250,754	△12,121
自己資本　計	5,978,922	6,737,397	758,475
リスク・アセット	59,166,864	59,204,015	37,151
自己資本比率	10.10％	11.37％	1.27％

IV 配当政策

　当社は、銀行持株会社としての公共性に鑑み、健全経営確保の観点から、当社グループ全体の内部留保の充実に留意しつつ、グローバルスタンダードに基づく株主重視の考え方に則った利益配分を行う方針であります。

　当期の期末配当につきましては、当社グループ全体の内部留保の水準を勘案し、社外流出を抑制して自己資本の充実を図る必要がありますことから、普通株式は前期末と同じく1株当たり3,000円といたしました。また、各種優先株式は、それぞれ所定の金額といたしました。

　なお、中間配当は実施しておりません。

単体決算の概要

平成15年度の三井住友銀行単体決算の概要は以下のとおりとなりました。

なお、平成14年度中に旧三井住友銀行と旧わかしお銀行との合併があったため、平成14年度における当行の損益計算書には、被合併法人である旧三井住友銀行の合併前(平成14年4月1日〜平成15年3月16日)の計数は含まれておりませんが、過年度との実質的な比較のために、平成14年度の損益項目については、旧三井住友銀行の合併前の計数を含めて表示しております。

I 業績

平成15年度は、業務粗利益が前期比1,765億円減少の1兆5,841億円、経費(除く臨時処理分)が630億円減少して、5,840億円となりました。これにより、業務純益(除く一般貸倒引当金繰入額)は、前期比1,135億円減少して1兆1億円となりました。

この業務純益(除く一般貸倒引当金繰入額)に、不良債権処理額、株式等損益などの臨時的な損益を加減した後の経常利益は、1,851億円となりました。

また、特別損益が1,337億円の利益、法人税等の税負担が127億円となりましたので、経常利益にこれらの損益を加減した当期純損益は、前期比7,794億円増益の3,011億円の利益となりました。

II 損益の状況

業務粗利益

業務粗利益は、前期比1,765億円減少の1兆5,841億円となりました。このうち国内業務粗利益は、投資信託・個人年金保険関連の手数料やシンジケーション関連の手数料等が増加したこと等により役務取引等利益が前期比263億円増加したものの、貸出金の減少等から資金運用収益が前期比779億円減少したことに加え、国債等債券損益が前期比717億円減少したことを主な要因として、前期比1,172億円減少して1兆1,356億円となりました。

国際業務粗利益は、デリバティブ取引収益が増加したものの、平成14年度に高水準の収益を計上していたトレジャリー部門の反落を主な要因として、前期比592億円減少して4,485億円となりました。

経費

経費(除く臨時処理分)は、前期比630億円減少して5,840億円となりました。これは人員の削減や賞与ファンドの削減を主な要因として人件費が326億円減少したほか、平成14年度に実施した国内店舗の統廃合やシステム統合の完了に伴う削減効果の実現等により物件費が254億円減少したことが主な要因であります。

業務純益

以上の結果、平成15年度の業務純益(除く一般貸倒引当金繰入額)は、前期比1,135億円減少して1兆1億円となりました。

□ 業務純益

(金額単位　百万円)

	平成14年度	平成15年度	増減
資金運用利益	1,223,336	1,087,060	△136,276
信託報酬	7	334	327
役務取引等利益	194,665	226,568	31,903
特定取引利益	196,000	280,729	84,729
その他業務利益	146,672	△10,565	△157,237
業務粗利益	1,760,684	1,584,127	△176,557
(除く国債等債券損益)	(1,625,025)	(1,561,386)	(△63,639)
国内業務粗利益	1,252,898	1,135,616	△117,282
国際業務粗利益	507,785	448,510	△59,275
一般貸倒引当金繰入額	△238,132	—	238,132
経費(除く臨時処理分)	△647,040	△583,995	63,045
人件費	△253,907	△221,284	32,623
物件費	△357,682	△332,238	25,444
税金	△35,450	△30,472	4,978
業務純益	875,511	1,000,132	124,621
除く一般貸倒引当金繰入額	1,113,643	1,000,132	△113,511
除く国債等債券損益	977,984	977,391	△593

臨時損益(不良債権処理等)

臨時損益は、8,149億円の損失となりました。これは株式等損益が前期に大幅な含み損処理をしたことから償却が少額に止まったことや株価の回復により売却益を計上したこと等により1,039億円の利益を計上したものの、8,692億円の不良債権処理を行ったこと及び退職給付の未認識債務(数理差異)償却を実施したこと等が主な要因であります。なお、臨時損益に計上された不良債権処理額8,692億円に特別利益に計上されている貸倒引当金戻入益及び債権売却損失引当金戻入益の658億円を加えた与信関係費用は8,034億円となりました。不良債権処理額及び不良債権の開示額については、22ページ以降の「不良債権の現状」をご覧ください。

経常損益

以上の結果、経常損益は前期比 7,823 億円増益の 1,851 億円の利益となりました。

特別損益

特別損益は、1,337 億円の利益となりました。これは東京都銀行税に係る還付金等を 404 億円、厚生年金基金の代行部分返上益を 591 億円計上したことに加え、不良債権処理に伴う個別貸倒引当金、一般貸倒引当金及び特定海外債権引当勘定を合計し

た貸倒引当金全体でネット戻入となりましたので、この戻入益 653 億円を計上したことが主な要因であります。

当期純損益

法人税、住民税及び事業税については 127 億円となりました。また、税効果会計による法人税等調整額は 50 億円となりました。これらの結果、当期純損益は前期比 7,794 億円増益の 3,011 億円の利益となりました。

□ 経常損益・当期純損益

（金額単位　百万円）

		平成14年度	平成15年度	増　減
業務純益（除く一般貸倒引当金繰入額）		1,113,643	1,000,132	△113,511
一般貸倒引当金繰入額	①	△238,132	—	238,132
貸出金償却		△284,418	△566,344	△281,926
個別貸倒引当金繰入額		△375,359	—	375,359
債権売却損失引当金繰入額		△15,245	—	15,245
共同債権買取機構売却損		△16,370	△806	15,564
延滞債権売却損等		△148,870	△302,083	△153,213
特定海外債権引当勘定繰入額		3,879	—	△3,879
うち不良債権処理額	②	△836,385	△869,234	△32,849
株式等売却益		51,205	151,170	99,965
株式等売却損		△159,448	△36,577	122,871
株式等償却		△527,465	△10,724	516,741
うち株式等損益		△635,708	103,867	739,575
臨時損益		△1,472,700	△814,994	657,706
経常利益（△は経常損失）		△597,188	185,138	782,326
うち動産不動産処分損益		△26,169	△11,853	14,316
うち退職給付会計基準変更時差異償却		△20,167	△19,473	694
うち貸倒引当金戻入益	③	—	65,342	65,342
うち債権売却損失引当金戻入益	④	—	488	488
うち東京都銀行税還付税金・還付加算金		—	40,363	40,363
うち厚生年金基金の代行部分返上益		—	59,095	59,095
特別損益		△73,799	133,707	207,506
法人税、住民税及び事業税		△40,299	△12,752	27,547
法人税等調整額		232,983	△4,980	△237,963
当期純利益（△は当期純損失）		△478,304	301,113	779,417
与信関係費用	①+②+③+④	△1,074,517	△803,403	271,114

III 資産・負債・資本勘定の状況

資産

銀行単体の総資産は平成 15 年 3 月末比 3 兆 7,820 億円減少して、94 兆 1,090 億円となりました。資産が減少したのは、金利動向を踏まえたオペレーションにより国債及び外国証券を中心に、有価証券が 2 兆 9,361 億円増加したものの、企業の資金需要の回復が緩やかなことや不良債権の最終処理に積極的に取り組んだこと等から貸出金が 6 兆 4,722 億円減少したことが主な要因であります。

負債

負債は、平成 15 年 3 月末比 4 兆 3,737 億円減少して、91 兆 2,382 億円となりました。負債が減少したのは、資金調達の一環として金利動向を踏まえたオペレーションを行った結果、売現先勘定が 3 兆 529 億円減少したことに加え、譲渡性預金が 1 兆 3,241 億円減少したことが主な要因であります。

資本勘定

　資本勘定（純資産）は、平成15年3月末比5,916億円増加して2兆8,708億円となりました。資本勘定が増加したのは、当期純利益を計上したこと及びその他有価証券評価差額金が3,342億円増加したことが主な要因であります。

□ 資産・負債・資本勘定

（金額単位　百万円）

	平成15年3月末	平成16年3月末	増　減
資産	97,891,161	94,109,074	△3,782,087
うち貸出金	57,282,365	50,810,144	△6,472,221
うち有価証券	23,656,385	26,592,584	2,936,199
負債	95,611,937	91,238,204	△4,373,733
うち預金	58,610,731	60,067,417	1,456,686
うち譲渡性預金	4,913,526	3,589,354	△1,324,172
資本勘定	2,279,223	2,870,870	591,647

IV 有価証券の評価損益

　平成16年3月末の有価証券の評価損益は、平成15年3月末比6,248億円改善して5,903億円の評価益となりました。このうち、資本直入の対象となる「その他有価証券（含むその他の金銭の信託）」の評価損益は、平成15年3月末比5,741億円改善して5,562億円の評価益となりました。

　「その他有価証券」の評価益が大幅に拡大しているのは、長期金利の上昇により国債等の債券が評価損に転じたものの、株式相場の回復により株式の評価損益が評価損から評価益に転じ、平成15年3月末比8,034億円改善したことが主な要因であります。

□ 有価証券の評価損益

（金額単位　百万円）

	平成15年3月末 評価損益	評価益	評価損	平成16年3月末 評価損益	平成15年3月末比	評価益	評価損
満期保有目的	3,803	3,909	△105	△7,646	△11,449	2,618	△10,265
子会社・関連会社株式	△20,428	624	△21,052	41,696	62,124	41,696	—
その他有価証券	△17,857	257,680	△275,537	556,146	574,003	757,072	△200,925
株式	△152,354	105,269	△257,624	651,101	803,455	711,514	△60,413
債券	108,712	112,417	△3,705	△101,890	△210,602	16,211	△118,101
その他	25,785	39,993	△14,207	6,935	△18,850	29,346	△22,410
その他の金銭の信託	△44	510	△555	121	165	222	△100
合計	△34,526	262,725	△297,251	590,318	624,844	801,610	△211,291
株式	△172,782	105,894	△278,677	692,798	865,580	753,211	△60,413
債券	111,528	115,234	△3,705	△110,416	△221,944	17,950	△128,366
その他	26,727	41,597	△14,869	7,937	△18,790	30,448	△22,510

（注）1.「有価証券」のほか、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権も含めております。

　　　2. 株式のうち子会社・関連会社株式に該当しないものについては期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいております。

　　　3.「その他有価証券」及び「その他の金銭の信託」については、時価評価しておりますので、上記の表上は、貸借対照表価額と取得原価（または償却原価）との差額を計上しております。

　　　なお、平成16年3月末の「その他有価証券」の評価損益のうち、時価ヘッジの適用により収益に計上した額が23,452百万円ありますので、資本直入処理の対象となる額は、同額控除されます。

　　　4. 平成15年3月末の評価損益については、合併に伴って実施した有価証券含み損の財務処理後の計数を記載しております。

繰延税金資産（三井住友銀行単体）

I 繰延税金資産の計上額

　繰延税金資産は、将来の税金負担額を軽減する効果を合理的に見積り資産計上したものですが、その計上に当たっては、「税効果会計に係る会計基準」（平成10年10月30日企業会計審議会）及びこれに関連する実務指針に則り、繰延税金資産の回収可能性の判断を行っております。また、「主要行の監査に対する監査人の厳正な対応について」（平成15年2月24日日本公認会計士協会）の趣旨も十分に踏まえて、引き続き財務の健全性の観点から、より一層の保守的な対応をしております。

　平成16年3月末における銀行単体の繰延税金資産の計上額は、平成15年3月末比2,241億円減少して1兆5,905億円となりました。計上額が減少したのは、株価上昇により「その他有価証券評価差額金」が評価損から評価益となり、繰延税金負債（2,165億円）が生じたことが主因です。なお、保守的に資産計上しなかった繰延税金資産残高（評価性引当額）は3,573億円であります。

（金額単位　億円）

		平成16年3月末	平成15年3月末比	平成15年3月末	＜参考＞一時差異等残高 平成16年3月末
①繰延税金資産合計　②－③	1	18,396	△ 97	18,493	
②繰延税金資産小計	2	21,969	△ 1,072	23,041	54,055
貸倒引当金	3	4,293	△ 3,909	8,202	10,566
貸出金償却	4	2,828	△ 368	3,196	6,959
債権売却損失引当金	5	―	△ 69	69	―
有価証券有税償却	6	3,786	△ 2,177	5,963	9,319
退職給付引当金	7	823	△ 200	1,023	2,025
減価償却限度超過額	8	71	△ 12	83	174
その他有価証券評価差額金	9	―	△ 69	69	―
税務上の繰越欠損金	10	9,514	+5,780	3,734	23,255
その他	11	654	△ 48	702	1,757
③評価性引当額	12	3,573	△ 975	4,548	
④繰延税金負債	13	2,491	+2,144	347	6,130
退職給付信託設定益	14	255	+2	253	628
その他有価証券評価差額金	15	2,165	+2,165	―	5,328
その他	16	71	△ 23	94	174
繰延税金資産の計上額　①－④	17	15,905	△ 2,241	18,146	
調整前課税所得の見積額に対応する額	18	17,296	+35	17,261	
将来解消見込が長期にわたる額等(注1)	19	774	△ 111	885	
15行目の繰延税金負債相当額(注2)	20	△ 2,165	△ 2,165	―	
実効税率(注3)	21	40.63%	+0.17%	40.46%	

（注1）スケジューリング可能な一時差異のうち、その解消見積期間が5年を超えるもの（退職給付引当金、建物減価償却限度超過額等）に係る繰延税金資産については、回収可能性ありと判断されるものであります（「繰延税金資産の回収可能性の判断に関する監査上の取扱い」（日本公認会計士協会監査委員会報告第66号））。

（注2）繰延税金資産は、その他有価証券評価差額がネット評価差益の場合に計上される繰延税金負債と相殺表示されますが、繰延税金資産の回収可能性の判断に当たっては、この繰延税金負債と相殺される前の繰延税金資産残高が判断対象となります（「「その他有価証券」の評価差額及び固定資産の減損損失に係る税効果会計の適用における監査上の取扱い」（日本公認会計士協会監査委員会報告第70号））。

（注3）平成16年度以降解消が見込まれる一時差異等に対して適用する実効税率であり、法人事業税に関する外形標準課税制度が平成16年度から導入される影響を反映しております。また、平成16年3月末は、一部の自治体が適用を決めた外形標準事業税の超過税率（標準税率の2割増までの税率適用が地方税法で容認されているもの）を反映しております。なお、平成15年3月末においては、平成15年度中に解消が見込まれる一時差異等に対して適用する実効税率は38.62%であります。

繰延税金資産（単体）　三井住友銀行

II 繰延税金資産の計上根拠

① 計上基準：実務指針の例示区分の４号但書を適用

（イ）当行には重要な税務上の繰越欠損金が存在しますが、これは、デフレ環境が持続する中で、財務の健全性を早期に向上させるべく、以下のバランスシート改善策を実施した結果発生したものであり、非経常的な特別の原因に起因したものであると判断されます。従って、実務指針(注1)5（1）の例示区分の４号但書に則り、将来の合理的な見積り可能期間（おおむね５年）内の課税所得見積額を限度として繰延税金資産を計上しております。

（a）不良債権処理

「金融機関等の経営の健全性確保のための関係法律の整備に関する法律」（平成８年６月）による「早期是正措置」の導入（平成10年度）により、自己査定に基づいて償却・引当を行う体制を整備しました。

その後、景気低迷の長期化、国内外の経済環境が不透明感を増す中で、資産劣化リスクへの対応力を高めるべく引当強化等の不良債権処理を積極的に実施しました。この結果、有税による不良債権処理残高(注2)は、平成16年３月末時点で約１兆7,500億円に達しております。

また、平成14年10月に出された「金融再生プログラム」に基づき、平成16年度までに不良債権比率を半減すべく現在最終処理を加速させており、その過程で、過去に実施した有税による不良債権処理残高の無税化が急速に進んでおります（平成15年度中の無税化実績：約１兆6,000億円）。

（b）株式含み損処理

株価の大幅かつ継続的な下落を踏まえ、株価変動リスクの削減、平成13年度に導入決定された株式保有制限の早期達成に向け、保有株式の圧縮を促進しております。

平成14年度においては、保有株式の売切りによる約１兆1,000億円の簿価圧縮を実施するとともに、減損処理及び合併差益を活用した処理により、保有株式の含み損約１兆2,000億円を一挙的に処理した結果、平成14年度末時点で株式保有制限を前倒しで達成しました。

こうした施策の影響により、有価証券有税償却残高(注2)は一時的に高水準となりましたが（平成11年３月末の約1,000億円→平成15年３月末の約１兆5,000億円）、売却促進により無税化も着実に進んでおります（平成15年度中の無税化実績：約6,000億円）。

（ロ）上記要因により、平成16年３月末時点の税務上の繰越欠損金は約２兆3,000億円となっておりますが、今後発生する課税所得によって、繰越期限までに確実に解消される見込みであります。なお、過去において、重要な税務上の繰越欠損金の繰越期限切れは発生しておりません。

（注1）「繰延税金資産の回収可能性の判断に関する監査上の取扱い」（日本公認会計士協会監査委員会報告第66号）
（注2）前ページ表中の「一時差異等残高」に対応する計数であります。

＜参考１＞実務指針の例示区分の４号の概要（(b)が４号但書）

（a）期末時点で重要な税務上の繰越欠損金がある会社等については、原則として翌期の課税所得見積額の範囲内で、かつ翌期の一時差異等のスケジューリングが出来る部分の繰延税金資産を回収可能性ありと判断する。

（b）但し、事業リストラ、法令等の改正などによる非経常的な特別の原因により繰越欠損金等が生じた場合には、将来の合理的な見積可能期間（おおむね５年）内の課税所得を限度として、かつ当該期間内の一時差異等のスケジューリングが出来る部分の繰延税金資産を回収可能性ありと判断する。

② 将来の課税所得見積り可能期間：５年

③ 今後５年間の調整前課税所得の見積り累計額

（金額単位　億円）

		今後５年間の見積り累計額
業務純益（一般貸倒引当金繰入前）	1	54,500
A 税引前当期純利益	2	30,900
B 申告調整額（除く平成16年３月末一時差異の解消額）	3	11,669
C 調整前課税所得（A＋B）	4	42,569
調整前課税所得に対応する繰延税金資産額	5	17,296

（前ページ表中18行目に対応）

【基本的な考え方】

(1) 有税残高等の一時差異の解消見込年度をスケジューリング

(2) 今後５年間の調整前課税所得を保守的に見積り
　①公表済みの経営健全化計画（～平成18年度）を基礎とし、平成20年度までの収益計画を合理的に見積る
　②上記計画計数に対し、将来予測の不確実性を勘案し、一定のストレス（減額調整）を付加
　③上記収益計画に対応する申告調整額を加算し、調整前課税所得を算出

(3) 上記により回収可能と判断される額に実効税率を乗じた額を、繰延税金資産として計上

＜参考２＞過去５年間の法人税確定申告所得（繰越欠損金控除前）実績

（金額単位　億円）

	平成11年度	平成12年度	平成13年度	平成14年度	平成15年度
確定申告所得（繰越欠損金控除前）	3,273	△ 1,760	2,419	△ 7,455	△ 14,340

（注）1.「確定申告所得（繰越欠損金控除前）」＝「各年度の調整前課税所得」－「各年度における一時差異の無税化額」
　　　2. 法人税の確定申告は６月末に行うため、平成15年度末は決算時点での見積り計数であります。
　　　3. 上記計数は、実務指針の例示区分の４号但書に規定する「非経常的な特別の原因」を含んでおりますが、これを除けば各期とも課税所得を計上しております。

不良債権の現状

三井住友銀行は、予てより経営目標の柱の一つに掲げている「バランスシートのクリーンアップ」に注力しています。なかでも平成15年度は、金融再生法に基づく開示債権額（除く正常債権）において2.4兆円を超える大幅な削減を行い、着実な成果を上げました。私ども金融機関を取り巻く日本経済にも好転の兆しが見られるなか、平成16年度においても、バランスシートのクリーンアップ総仕上げの年として、オフバランス化や企業再生・再建に一層積極的に取り組み、財務体質の抜本的な強化に努めていきます。

I．自己査定と償却・引当について

1．自己査定について

三井住友銀行は、金融庁の金融検査マニュアルおよび日本公認会計士協会の実務指針等を踏まえた自己査定基準に基づき、厳格な自己査定を行っています。この自己査定手続きは、与信先の債務履行の確実性を示す指標である債務者格付の下位格付決定プロセスとして位置付けており、自己査定の債務者区分と格付体系は整合させています。

資産の健全性を確保し、適正な償却・引当を行うための準備作業である自己査定は、保有する資産を個別に検討してその安全性・確実性を判定するものです。具体的には、各取引先の状況に応じて「正常先」「要注意先」「破綻懸念先」「実質破綻先」「破綻先」の5つの債務者区分に分け、さらに各取引先の担保・保証条件等を勘案して、債権回収の危険性または価値毀損の危険性の度合いに応じてI～IVの区分に分類しています。また、三井住友フィナンシャルグループ全体のリスク管理を強化する観点から、連結対象各社においても、原則として三井住友銀行と同様に自己査定を実施しています。

債務者区分定義

正常先	業況良好かつ財務内容に特段の問題がないと認められる債務者
要注意先	今後の管理に注意を要する債務者
破綻懸念先	今後、経営破綻に陥る可能性が大きいと認められる債務者
実質破綻先	法的・形式的な経営破綻の事実は発生していないものの実質的に経営破綻に陥っている債務者
破綻先	法的・形式的な経営破綻の事実が発生している債務者

分類定義

I分類（非分類）	回収の危険性または価値の毀損の危険性に問題がない資産
II分類	回収について通常の度合いを超える危険を含むと認められる債権等の資産
III分類	最終的な回収可能性または価値について重大な懸念があり、損失の発生の可能性が高い資産
IV分類	回収不能または無価値と判定される資産

2．償却・引当について

償却とは、債権が回収不能となった場合、または債権が回収不能と見込まれる場合に、その債権について会計上損失処理を行うことです。償却には、回収不能額をバランスシートの資産項目から引き落とし損失処理を行う「直接償却」と回収不能見込額を負債項目の貸倒引当金に計上することにより損失処理を行う「間接償却」があり、この間接償却のことを一般的に引当処理と言っています。

当行は自己査定に基づいて決定された債務者区分ごとに償却・引当基準を定めており、その手続きの概要は下記のとおりとなっています。

償却・引当基準

正常先	格付ごとに過去の倒産確率に基づき今後1年間の予想損失額を一般貸倒引当金（注1）に計上
要注意先	貸倒リスクに応じてグループ分け*を行い、グループごとに過去の倒産確率に基づき将来の予想損失額を一般貸倒引当金（注1）に計上 *グループ分けは、「要管理先債権」と「その他の要注意先」に区分し、後者をさらに財務内容と与信状況等を勘案して細分化。また、大口要管理先を主体としてDCF法的手法も導入。
破綻懸念先	個々の債務者ごとに分類されたIII分類（担保・保証等により回収が見込まれる部分以外）のうち必要額を算定し個別貸倒引当金（注2）を計上
破綻先・実質破綻先	個々の債務者ごとに分類されたIV分類（回収不能または無価値と判定される部分）の全額を原則直接償却し、III分類の全額について個別貸倒引当金（注2）を計上
（注1）一般貸倒引当金	貸金等債権を個別に特定せず、貸出債権一般に内在する回収不能リスクに対する引当を行うもの
（注2）個別貸倒引当金	その全部または一部につき回収の見込みがないと認められる債権（個別に評価する債権）に対する引当を行うもの

三井住友銀行は平成15年3月期より大口の要管理先を主体として、ディスカウント・キャッシュフロー(割引現在価値=DCF)法的手法を採用しています。DCF法とは、債権の元本の回収および利息の受取にかかるキャッシュフローを合理的に見積もることができる債権について、「当該キャッシュフローを当初の約定利率、または取得当初の実効利子率で割り引いた金額」と「債権の帳簿価格」との差額を貸倒引当金とする方法のことを言います。

これにより、将来の資産劣化リスクに対する備えは十分な水準となっています。

また、三井住友フィナンシャルグループ全体のリスク管理を強化する観点から、連結対象各社においても原則として三井住友銀行と同様な償却・引当基準を採用しています。

Ⅱ．不良債権処理額について

不良債権処理額はクレジットコストとも言いますが、これは引当処理の場合は貸倒引当金の追加繰入額、最終処理の場合は回収不能額から既引当済みの金額を差し引いたものになります。

平成15年度の不良債権処理額は下表のとおりとなっています。

■平成16年3月期の処理実績（三井住友銀行単体）

（単位：億円）

不良債権処理額	11,413
貸出金償却	5,663
個別貸倒引当金繰入額	2,764
債権売却損失引当金繰入額	△5
共同債権買取機構売却損	8
延滞債権売却損等	3,021
特定海外債権引当勘定繰入額	△38
一般貸倒引当金繰入額	△3,379
合計（貸倒償却引当費用）	8,034
貸倒引当金残高	12,508
部分直接償却（直接減額）実施額	8,894

■平成16年3月期の処理実績（三井住友フィナンシャルグループ連結）

（単位：億円）

与信関係費用（連結損益計算書ベース）	9,566
貸倒引当金残高	14,225
部分直接償却（直接減額）実施額	12,361

■引当金残高

（単位：億円）

	三井住友銀行単体	三井住友フィナンシャルグループ連結
貸倒引当金　合計	12,508	14,225
一般貸倒引当金	7,690	8,377
個別貸倒引当金	4,740	5,770
特定海外債権引当勘定	78	78

不良債権問題の完全決着に向け平成15年度は、最終処理の一層の促進のほか、企業再生・再建支援にも積極的に取り組み、結果として、三井住友銀行単体では8,034億円の不良債権処理額を計上することになりました。

今後は金融再生プログラムに掲げられている不良債権比率半減という目標を達成することのみならず、今後の経済情勢の変化等にも揺るがない強固な体質を目指し、さらなるバランスシートのクリーンアップに注力していきます。

Ⅲ．不良債権の開示とオフバランス化の進捗について

1．不良債権開示の概念について

　不良債権とは、銀行が保有する貸出金等の債権のうち、元本または利息の回収に懸念があるものを指します。不良債権の開示に当たっては、銀行法に基づくもの(リスク管理債権)と金融機能の再生のための緊急措置に関する法律に基づくもの(金融再生法開示債権)があり、自己査定に基づいて決定された債務者区分にしたがって開示区分が決定されます。金融再生法の開示区分概要およびリスク管理債権と金融再生法開示債権の相違点は下表のようになっています。

開示債権の区分の概要	
破産更生債権及びこれらに準ずる債権	自己査定において破綻先および実質破綻先として区分された債務者に対する債権額のうち、回収不能または無価値と判定された部分(Ⅳ分類額)を直接償却した残額です。このうち、Ⅲ分類額については全額引当をしていますので、これを除いた部分は、担保・保証等により回収が可能な債権となります。
危険債権	自己査定において破綻懸念先として区分された債務者に対する債権額です。担保・保証等により回収が見込まれる部分以外をⅢ分類とし、個別に必要な金額について個別貸倒引当金を計上しています。
要管理債権	自己査定における要注意先債権の一部で、3カ月以上延滞の状態にあるか、もしくは貸出条件の緩和を行っている債権です。
正常債権	期末時点の貸出金、貸付有価証券、外国為替、未収利息、仮払金および支払承諾見返の合計額のうち、上記の「破産更生債権及びこれらに準ずる債権」「危険債権」および「要管理債権」に該当しない債権に相当します。

金融再生法に基づく開示債権とリスク管理債権の関係について

　リスク管理債権は、貸出金以外の貸付有価証券、外国為替、未収利息、仮払金および支払承諾見返が開示対象に含まれないという点を除き、金融再生法に基づく開示債権と一致しています。なお、未収利息については、自己査定における債務者区分が「破綻先」「実質破綻先」「破綻懸念先」である場合、原則として「不計上」としていますので、金融再生法に基づく開示債権において開示される未収利息はありません。

2．不良債権開示額実績について

　平成16年度の金融再生法開示債権とリスク管理債権は次頁のようになっています。抜本的な体質改善を目指し、積極的なオフバランス化を行ったことにより危険債権が9,268億円減少(平成15年3月末比)したほか、企業再生・再建支援への注力等から、要管理債権においては13,600億円減少(平成15年3月末比)しました。結果として不良債権の開示残高としては2兆4,501億円(平成15年3月末比)の減少となりました。不良債権比率についても、平成15年3月末比3.4%減少し、5.0%となっております。

■金融再生法に基づく開示債権

(単位：億円)

	三井住友銀行単体	平成15年3月末比	三井住友フィナンシャルグループ連結
破産更生債権及びこれらに準ずる債権	3,616	△1,633	4,859
危険債権	12,027	△9,268	14,091
要管理債権	12,469	△13,600	14,412
小計	28,112	△24,501	33,362
正常債権	528,744	△44,390	561,275
合計	556,856	△68,891	594,637
部分直接償却（直接減額）実施額	8,894		12,361

■リスク管理債権

(単位：億円)

	三井住友銀行単体	平成15年3月末比	三井住友フィナンシャルグループ連結
破綻先債権	672	△1,052	964
延滞債権	14,608	△9,294	17,679
3カ月以上延滞債権	476	△671	515
貸出条件緩和債権	11,993	△12,929	13,822
合計	27,749	△23,946	32,980
部分直接償却（直接減額）実施額	8,658		11,783

■自己査定、開示および償却・引当との関係（三井住友銀行単体）

(単位：億円)

自己査定の債務者区分	金融再生法に基づく開示債権	自己査定における分類区分 非分類	II分類	III分類	IV分類	引当金残高	引当率
破綻先 / 実質破綻先	破産更生債権及びこれらに準ずる債権 3,616（①）	担保・保証等により回収可能部分 3,497（⑦）	全額引当 119	全額償却（注1）	個別貸倒引当金 183（注2）	100%（注3）
破綻懸念先	危険債権 12,027（②）	担保・保証等により回収可能部分 6,573（⑥）	必要額を引当 5,454		4,557（注2）	83.6%（注3）
要注意先	要管理債権 12,469（③）（要管理先債権）	要管理債権中の保全部分 5,235（⑨） / 要管理先債権以外の要注意先債権			要管理債権に対する一般貸倒引当金2,875 / 一般貸倒引当金	39.0%（注3） 22.4%（注3） / 4.2% [10.8%]（注4）
正常先	正常債権 528,744	正常先債権			7,690	0.2%（注4）

		特定海外債権引当勘定	78	

総計 556,856（④）	不良債権比率（⑥／④） 5.0%	貸倒引当金 計	12,508	引当率（注5）（⑧／⑥） 59.5%
		⑧個別貸倒引当金＋要管理債権に対する一般貸倒引当金	7,615	
④＝①＋②＋③ 28,112	ⓒ担保・保証等により回収可能部分（⑦＋⑥＋⑨）15,305	⑩左記以外（④−ⓒ）	12,807	
		保全率（（⑧＋ⓒ）／④）		81.5%

（注1）部分直接償却（直接減額）8,894億円を含みます。
（注2）金融再生法開示対象外のオンバランス・オフバランス資産に対する引当が一部含まれています。
（破綻先・実質破綻先64億円、破綻懸念先95億円）
（注3）「破綻先」、「実質破綻先」、「破綻懸念先」、「要管理先債権」および「要注意先債権（要管理先債権を含む）」は、担保・保証等により回収可能部分の金額を除いた残額に対する引当率を示しています。

（注4）「正常先債権」および「要管理先債権以外の要注意先債権」は、債権額に対する引当率を示しています。
ただし、「要管理先債権以外の要注意先債権」について、[ ]内に、担保・保証等により回収可能部分の金額を除いた残額に対する引当率を示しています。
（注5）担保・保証等により回収可能部分の金額を除いた額に対する引当率を示しています。

3. オフバランス化の進捗状況について

　不良債権のオフバランス化とは不良債権の最終処理とも言い、売却や直接償却等の手続きにより銀行のバランスシートから不良債権を落とすことを指します。

　平成13年4月に、政府により金融と産業の一体再生を目標とする緊急経済対策が取りまとめられ、そのなかの具体的施策としての「不良債権の抜本的なオフバランス化」において、主要行は破綻懸念先以下の債権に区分されるに至った債権につき、平成13年度以降、既存分は2年以内、新規発生分は3年以内にオフバランス化につながる措置を講ずることを求められていますが、順調に処理は進んでいます。

■オフバランス化の実績（三井住友銀行単体）

（単位：億円）

	平成14年3月末 ①	平成14年度		平成15年3月末 ②	平成15年度		平成16年3月末 ③
		新規発生額	最終処理額		新規発生額	最終処理額	
破産更生等債権	4,982	1,089	△822	5,249	1,257	△2,890	3,616
危険債権	29,823	12,933	△21,461	21,295	12,279	△21,547	12,027
合　計	34,805	14,022	△22,283	26,544	13,536	△24,437	15,643

	増減（②−①）	増減（③−②）
破産更生等債権	267	△1,633
危険債権	△8,528	△9,268
合　計	△8,261	△10,901

4. 開示債権の地域別構成と業種別構成について

■開示債権の地域別構成（三井住友銀行単体）

（単位：億円）

	金融再生法に基づく開示債権（除く正常債権）	（構成比）	リスク管理債権	（構成比）
国内	27,403	(97.5%)	27,098	(97.7%)
海外	709	(2.5%)	651	(2.3%)
アジア	325	(1.1%)	307	(1.1%)
インドネシア	183	(0.7%)	183	(0.7%)
香港	32	(0.1%)	32	(0.1%)
インド	36	(0.1%)	31	(0.1%)
中国	4	(0.0%)	4	(0.0%)
その他	70	(0.2%)	57	(0.2%)
北米	274	(1.0%)	261	(0.9%)
中南米	39	(0.1%)	12	(0.0%)
西欧	71	(0.3%)	71	(0.3%)
東欧	―	(―)	―	(―)
国内・海外　合計	28,112	(100.0%)	27,749	(100.0%)

（注）「国内」は国内店（特別国際金融取引勘定を除く）の合計です。「海外」は海外店（特別国際金融取引勘定を含む）の合計です。
　　　債務者所在国を基準に集計しています。

■開示債権の業種別構成（三井住友銀行単体）

（単位：億円）

	金融再生法に基づく開示債権（除く正常債権）	（構成比）	リスク管理債権	（構成比）
国内	27,403	(100.0%)	27,098	(100.0%)
製造業	3,285	(12.0%)	3,259	(12.0%)
農業、林業、漁業及び鉱業	11	(0.0%)	11	(0.0%)
建設業	1,073	(3.9%)	1,071	(4.0%)
運輸、情報通信、公益事業	854	(3.1%)	843	(3.1%)
卸売・小売業	3,688	(13.5%)	3,661	(13.5%)
金融・保険業	547	(2.0%)	530	(2.0%)
不動産業	10,167	(37.1%)	9,976	(36.8%)
各種サービス業	5,345	(19.5%)	5,339	(19.7%)
地方公共団体	―	(―)	―	(―)
その他	2,433	(8.9%)	2,408	(8.9%)
海外	709		651	
政府等	114		114	
金融機関	7		7	
商工業	588		530	
その他	―		―	
国内・海外　合計	28,112		27,749	

（注）「国内」は国内店（特別国際金融取引勘定を除く）の合計です。「海外」は海外店（特別国際金融取引勘定を含む）の合計です。

┃コーポレートガバナンス┃

当社の体制

当社では、取締役会の実効性を強化するため、社外取締役を選任するとともに、取締役会の内部に「リスク管理委員会」「報酬委員会」および「人事委員会」の3つの委員会を設けて取締役会の機能を補完しています。なお、取締役会の議長には取締役会長が就任し、業務全般を統括する取締役社長との分離を図っています。

社外取締役については、業務執行の適法性確保の観点から専門家（公認会計士・弁護士）を選任しています。また、3つの取締役会の内部委員会については、社外取締役が委員（報酬委員会は社外取締役が委員長）に就任、業務執行から離れた客観的な審議が行われる体制を構築しております。

各委員会は取締役会の委嘱を受け、以下の事項につき審議のうえ、取締役会に報告することとなっています。

○リスク管理委員会

グループ全体のリスク管理およびコンプライアンスに関する次の事項等を審議します。

1. リスク管理の方針および体制に関する事項
2. その他経営に重大な影響を与えうる異例な事項

○報酬委員会

当社および三井住友銀行の取締役および執行役員に関する次の事項等を審議します。

1. 報酬および賞与に関する事項
2. その他報酬に関する重要事項

○人事委員会

当社および三井住友銀行の取締役に関する次の事項等を審議します。

1. 取締役候補者の選定に関する事項
2. 役付取締役の選任および代表取締役の選任に関する事項
3. その他取締役の人事に関する重要事項

一方、グループ全体の業務執行および経営管理に関する最高意思決定機関としては、取締役会の下に「グループ経営会議」を設置しています。同会議は取締役社長が主宰し、取締役社長の指名する役員によって構成されます。業務執行上の重要事項等については、取締役会で決定した基本方針に基づき、グループ経営会議を構成する役員間で協議を行ったうえで取締役社長がその採否を決定しています。

また、グループ各社の業務計画に関する事項については、「グループ戦略会議」を設置し、当社およびグループ各社の経営レベルで意見交換・協議・報告を行っております。

さらに、三井住友カード、三井住友銀リース、日本総合研究所の3社については、当社のグループ事業部担当役員が非常勤取締役に就任、社外取締役として業務執行状況の監督を行っております。

三井住友銀行の体制

三井住友銀行では、「業務執行機能」と「監督機能」を分離して経営の透明性と健全性を高める観点から執行役員制度を採用、取締役会が選任した執行役員が業務を執行し、取締役会は主としてその監督にあたる体制としております。

また、取締役会の議長には取締役会長が就任し、業務全般を統括する頭取との分離を図るとともに、取締役会長は執行役員を兼務せず、主として業務執行の監督にあたっています。

一方、業務執行については、取締役会において選任された執行役員がこれを担当しており、平成16年6月末現在、頭取をはじめ67名が執行役員として委任を受けています（うち13名は取締役を兼務）。

業務執行に関する最高意思決定機関としては、取締役会の下に「経営会議」を設置しています。同会議は頭取が主宰し、頭取が指名する執行役員によって構成されます。業務執行上の重要事項等については、取締役会で決定した基本方針に基づき、経営会議を構成する役員間で協議を行ったうえで頭取がその採否を決定しています。

また、頭取は、経営会議を構成する役員の中から、本社部門に属する本店各部を担当する「担当役員」と、各業務部門を統括する「統括責任役員」とを指名し、経営会議で決定された範囲内の事項について、各々の職務分掌に基づいて業務執行を委ねる体制となっています。

なお、取締役会長および頭取の諮問機関として「アドバイザリーボード」を設置し、他企業の経営者等、社外の方々から、経営全般にわたり幅広くアドバイスを受けています。

∥内部監査体制∥

グループの内部監査の運営体制

　当社では、取締役会が株主利益の観点から業務執行を監督するのとは別に、業務執行体制内においても自ら客観的な内部監査を実施すべく、業務ラインから独立した監査部を設置しています。

　監査部は、グループの最適な経営に資するため、グループの業務運営の適切性や資産の健全性の確保を図ることを目的に、当社各部に対する内部監査を実施し、コンプライアンスやリスク管理を含む内部管理態勢の適切性・有効性を検証しています。また、グループ各社の内部監査機能を統括し、グループ各社の内部監査実施状況のモニタリングを通じ、各社の内部管理態勢の検証を行うとともに、必要に応じてグループ各社に対する監査を実施しています。これらの結果については、グループ経営会議、取締役会に対して定例的に報告を行うとともに、監査対象拠点や関連部署並びにグループ各社に対して、提言・指導を行っています。

　三井住友銀行においても内部監査を実施するために、業務監査部門に業務監査部と資産監査部を設置しています。

　業務監査部は、コンプライアンス、市場リスク・流動性リスク管理、事務リスク管理、システムリスク管理の監査を行い、また資産監査部は、格付・自己査定の正確性の検証を含む信用リスク管理の監査を行っています。

　その他のグループ各社においても、各々の業態の特性に応じて、内部監査部署を設置しています。

内部監査の高度化・効率化に向けた取組み

　監査部では、内部監査に関する国際的な団体である内部監査人協会（IIA）＊の基準に則った監査手法を導入し、リスクベース監査を行うと共に、これをグループ各社にも展開しています。

　また、グループの内部監査機能の統括部署として、内部監査に関する内外の先進情報の収集とグループ各社への還元、外部の専門家を招聘したグループ各社に対する全体研修の実施、内部監査に関する国際的資格の取得推進など、グループの内部監査要員の専門性向上に努めています。

　更に、監査の有効性を向上させるべく、監査の品質評価についても、積極的に取組んでいます。

（＊）内部監査人協会（The Institute of Internal Auditors, Inc.（IIA））
内部監査人協会（IIA）とは、内部監査人の専門性向上と職業的地位確立を目指し、1941年に米国で設立された団体です。内部監査に関する理論・実務の研究を行っている他、内部監査の国際的資格である、「公認内部監査人（CIA）」の試験開催および認定を行っています。



┃コンプライアンス体制┃

三井住友フィナンシャルグループのコンプライアンス体制

コンプライアンスに関する基本方針

　高い公共的使命と重い社会的責任を担う複合金融グループとして、三井住友フィナンシャルグループでは、コンプライアンス体制の強化を経営の最重要課題の一つとして位置付けています。

　そこで、三井住友フィナンシャルグループでは、コンプライアンスに関する共通理念として、次の５項目からなる、ビジネス・エシックスを掲げ、これらを遵守していくことにより、確固たるコンプライアンス体制を構築し、もって、真に優良なグローバル企業集団の確立を目指しています。

【ビジネス・エシックス】

Ⅰ．お客さま本位の徹底
　　私たちは、お客さまに支持される企業集団を目指します。
　　そのために、常にお客さまのニーズに合致するサービスが何かを考え、最良のサービスを提供することにより、お客さまの満足と信頼を獲得します。

Ⅱ．健全経営の堅持
　　私たちは、自己責任原則に基づき、公正、透明かつ健全な経営を堅持する企業集団を目指します。
　　そのために、株主、お客さま、社会等のステークホルダーとの健全な関係を維持しつつ、効率性と長期的視点に立った業務運営、適時かつ正確な情報開示を通じ、持続的な成長と健全な財務体質を堅持します。

Ⅲ．社会発展への貢献
　　私たちは、社会の健全な発展に貢献する企業集団を目指します。
　　そのために、企業の公共的使命と社会的責任を自覚し、広く内外経済・産業の安定的な発展に貢献する業務運営に努めると共に、「良き企業市民」として社会貢献に努めます。

Ⅳ．自由闊達な企業風土
　　私たちは、役職員が誇りを持ちいきいきと働ける企業集団を目指します。
　　そのために、人間性を尊重すると共に、高い専門性を持つ人材を育成し、もって、自由闊達な企業風土を醸成します。

Ⅴ．コンプライアンス
　　私たちは、常にコンプライアンスを意識する企業集団を目指します。
　　そのために、私たちは、業務の遂行において常に、私たちのビジネス・エシックスを意識すると共に、監査や検査の指摘に対する速やかな行動を確保し、もって、法令諸規則や社会の良識に則した企業集団を確立します。

法務リスクの管理

　法令諸規則違反や契約違反、法的な検討が不十分なことによる損失の発生といった法務リスクは、規制緩和等を背景に、従来以上に、適切な管理が求められるようになってきています。

　そこで、三井住友フィナンシャルグループでは、法務リスク管理手続を制定し、業務に関わる法令諸規則に関する情報の収集や、新種商品・業務の検討、契約等における手続を定め、もって、法務リスク管理の高度化を図っています。

コンプライアンス面からのグループ管理

　当社は、金融持株会社として、グループ全体の業務の健全かつ適切な運営を確保する観点から、グループ会社のコンプライアンス体制等に関して、適切な指示・指導、モニタリングが行えるよう、体制を整備しています。



三井住友銀行のコンプライアンス体制

コンプライアンス体制強化への取り組み

コンプライアンスの確保、すなわち、法令等の社会的規範を遵守することは、企業として当然のことですが、特に、銀行においては、金融機関としての公共的使命の高さと社会的責任の重さから、コンプライアンスの確保がより重要視されます。

そこで、三井住友銀行では、三井住友フィナンシャルグループの基本方針を踏まえ、全役職員に、「信用を重んじ、法律、規則を遵守し、高い倫理観を持ち、公正かつ誠実に行動すること」を求めるなど、コンプライアンス体制の強化を経営の最重要課題の一つとして位置付けています。

コンプライアンス体制と運営

三井住友銀行では、下図に示すような、「各部店が自己責任において自律的に法令を遵守し、事後に独立した業務監査部門が厳正な監査を行う二元構造」を、コンプライアンス体制の基本的な枠組みとしています。

このような基本的な枠組みを有効に機能させるべく、三井住友銀行では、次のような運営を行っています。

コンプライアンス・マニュアルの制定

役職員が行動を選択するうえで、その目標・指針となるよう、60の行動原則からなるコンプライアンス・マニュアルを取締役会の決議をもって制定し、役職員に周知徹底しています。

コンプライアンス・プログラムの策定

三井住友銀行および連結対象各社におけるコンプライアンス体制を有効に機能させることを目的として、年度毎に、規程の整備や研修等、コンプライアンスに関する具体的な年間計画を取締役会で策定し、体制整備を進めています。

コンプライアンス・オフィサーの設置

各部店にコンプライアンス・オフィサーを設置し、各部店の自律的コンプライアンスの確保に努めています。

コンプライアンス委員会の設置

行内の各種業務に関して、コンプライアンスの観点から広く検討・審議できるよう、行内の横断的な組織としてコンプライアンス委員会を設置しています。委員会は、コンプライアンス担当役員を委員長、関連部長を委員としていますが、その検討・審議が、公平・中立な観点から真摯に行われるよう、外部有識者を諮問委員として迎えています。

■コンプライアンス体制の基本図



リスク管理への取り組み

リスク管理の基本的考え方

金融・経済の自由化、グローバル化、ならびにIT技術の進展等により金融機関のビジネスチャンスが拡大していく一方で、金融業務に付随するリスクはますます多様化、複雑化してきています。このような環境のなか、金融持株会社経営においては、従来にもましてリスク管理、すなわちリスクの把握とそのコントロールが重要になってきています。

当社は、グループ全体のリスク管理を行うに際しての基本的事項を「リスク管理規程」として制定しています。この中で、リスク管理の基本的な考え方として、(1)当社がグループ全体として管理すべきリスクの種類を特定したうえで、「グループ全体のリスク管理の基本方針」を策定する、(2)当社は、グループ各社が当社の定める「リスク管理の基本方針」に則し、適切なリスク管理態勢の整備を図るよう必要な指導を行う、(3)当社は、グループ各社が適切にリスク管理を実施しているかをモニタリングする、ということを定めています。

管理すべきリスクの種類とリスク管理体制

当社は、グループ全体として管理すべきリスクの種類を(1)信用リスク、(2)市場リスク、(3)流動性リスク、(4)オペレーショナルリスク(事務リスク・システムリスク等)と分類し、さらにグループ各社が各々の業務状況等に応じ、管理すべきリスクの種類を特定するよう必要な指導を行い

ます。また、管理すべきリスクの種類は随時見直し、環境変化に応じて新たに発生したリスクを管理すべきリスクとして追加することとしています。これらのリスクを総合的に管理する観点から、グループ全体のリスク管理を統括する機能を有した「リスク統括部」を設置し、企画部とともに各リスクについて網羅的、体系的な管理を行っています。

さらに、リスク管理の重要性に鑑み、経営陣が「グループ全体のリスク管理の基本方針」の決定に積極的に関与する体制としています。具体的には、リスク管理の基本方針は、グループ経営会議で決裁のうえ、取締役会内に設置されている「リスク管理委員会」の審議を経て、取締役会の承認を得るというプロセスをたどります。グループ経営会議、担当役員、リスク管理担当部署等は、こうして承認された基本方針に基づいてリスク管理を行います。

一方、傘下のグループ各社では、「グループ全体のリスク管理の基本方針」を踏まえて、リスク管理体制を構築しています。例えば、三井住友銀行では、上記(1)〜(4)のリスクおよび決済に関するリスクについて、特にリスク管理担当部署を定め、リスクカテゴリーごとにその特性に応じた管理を実施するとともに、これらのリスクを総合的に管理する観点から、各業務部門から独立した「統合リスク管理部」を設置し、経営企画部とともに、各リスクを網羅的、体系的に管理することとしています。

また、基本方針の決定には経営陣が積極的に関与する体

■三井住友フィナンシャルグループのリスク管理体制



制としており、特に信用リスクおよび市場リスク・流動性リスクに関しては、経営会議において、経営会議役員と関連部長から構成される「信用リスク会議」、「市場リスク会議」を開催し、リスク管理に関する業務執行上の意思決定体制の強化を図っています。

リスク管理の方法

当社は、「グループ全体のリスク管理の基本方針」において、「連結ベースで管理する」、「計量化に基づく管理を行う」、「業務戦略との整合性を確保する」、「牽制体制を整備する」、「緊急時や重大な事態に備えた対応を行う」、「態勢の検証を行う」といった「リスク管理の基本原則」や「リスク管理のプロセス」を定めるとともに、グループ会社のリスク管理を適切に実施するための具体的な「運営方針」を定めています。

グループ各社においては、「グループ全体のリスク管理の基本方針」に基づき、定期的かつ必要に応じて随時、各リスクカテゴリーの管理の基本方針を見直し、適時、適切な方針にのっとって管理をしています。当社は、これをモニタリングし、必要に応じ適切に指導を行っています。

また、総合的な観点から、リスクとリターンのバランスをとった管理を実現し、かつ十分な健全性を確保するために、経営管理制度の一環として「リスク資本による管理」を実施しています。これは、信用・市場・オペレーショナル

の各リスクについて、グループ各社の業務特性に応じ、適切かつ効果的な方法で当社の経営体力（自己資本）の範囲で資本配分を行うものです。

例えば、三井住友銀行には、信用、市場、オペレーショナルリスクの各リスクにリスク資本を配分するほか、信用、市場リスクにおいては、期中にとりうるリスク資本の最大値を「リスク資本極度」として定め、リスク管理を行っています。また、流動性リスクについては、資金繰り計画および資金ギャップの枠組みで管理しており、その他のリスクカテゴリーにおいてもそれぞれの特性に応じた管理を行っています。

信用リスク

信用リスクとは、「与信先の財務状況の悪化等のクレジットイベント（信用事由）に起因して、資産（オフバランス資産を含む）の価値が減少ないし滅失し、損失を被るリスク」をいいます。

海外向け与信については、信用リスクに隣接するリスクとして、与信先の属する国の外貨事情や政治・経済情勢等の変化により損失を被るカントリーリスクがあります。

当社では、グループ各社がその業務特性に応じた信用リスクを統合的に管理すること、個別与信ならびに与信ポートフォリオ全体の信用リスクを定量的および経常的に管理・把握すること等の基本原則を定め、グループ全体の信用リスクの把握・管理を適切に行うとともに、管理体制の高度化を推進しています。

信用リスクは、当社が保有する最大のリスクであり、信用リスクの管理が不十分であると、リスクの顕在化に伴う多額の損失により当社の経営に甚大な影響を及ぼしかねません。

信用リスク管理の目的は、このような事態を回避すべく、信用リスクを自己資本対比許容可能な範囲内にコントロールし、当社グループ全体の資産の健全性を維持するとともに、リスクに見合った適正な収益を確保することによって、資本効率や資産効率の高い与信ポートフォリオを構築することにあります。

三井住友銀行では、以下のように信用リスク管理を実施しています。

1. クレジットポリシー

経営理念、行動規範を踏まえ与信業務の普遍的かつ基本的な理念・指針・規範等を明示した「クレジットポリシー」を制定しています。

広く役職員にこのクレジットポリシーの理解と遵守を促

■三井住友銀行のリスク管理の枠組みとリスクカテゴリーの関係



主な枠組み	カテゴリー		
リスク資本による管理	信用リスク		
	市場リスク	バンキング・トレーディングリスク	
		政策投資株式リスク	
		その他　市場関連リスク	
	オペレーショナルリスク		
		事務リスク	
		システムリスク	
資金繰り計画/資金ギャップ	流動性リスク		
リスク特性に応じた管理	その他リスク（決済に関するリスク等）		

し、行内で徹底を図るとともに、今後改正が予定されているBIS自己資本比率規制等を踏まえたグローバルスタンダードの信用リスク管理を追求し、より付加価値の高い金融仲介サービスの提供により、株主価値の拡大や社会的貢献を果たしていくことを目指します。

2. 信用リスク評価・信用リスク計量化

個別与信あるいは与信ポートフォリオ全体の信用リスクを適切に管理するため、すべての与信に信用リスクが存在することを認識し、行内格付制度により与信先あるいは案件ごとの信用リスクの程度を適切に評価するとともに、信用リスクの計量化を行い、信用リスクを定量的に把握・管理しています。

(1) 行内格付制度

行内格付制度は、与信先の債務履行の確実性を示す指標である「債務者格付」と、債務者格付をもとに案件ごとの保証、与信期間、担保等の取引条件を勘案した与信の回収の確実性を示す指標である「案件格付」により構成されます。また、海外については、各国の政治経済情勢、国際収支・対外債務負担状況等の分析に基づき国別の信用力の程度を

示す指標である「カントリーランク」が加味されます。

なお、自己査定については債務者格付の下位格付決定プロセスとして位置付けており、自己査定の債務者区分と格付体系の整合性を確保しています。

(2) 信用リスク計量化

信用リスクの計量化とは、与信先におけるデフォルトの可能性の程度に加え、特定の与信先・業種等へのリスク集中状況、不動産・有価証券等の担保価格の変動等が損失額に与える影響も勘案のうえ、与信ポートフォリオあるいは個別与信の信用リスクの程度を推量することをいいます。

具体的な手法としては、債務者ごと、与信案件ごとに過去のデータの蓄積（データベースの構築）を行い、格付推移確率、回収率等のパラメータを設定することによって、ポートフォリオ全体の予想損失額の確率分布（どれくらいの確率でどれくらいの損失があるのか）を求め、将来の損失可能性の程度を算出しています。

また、1万回程度のシミュレーションによるポートフォリオのリスク分散効果や集中リスクの把握を行い、これらの信用リスク計量結果を業務計画の策定から個別与信のリスク評価の基準まで幅広く業務の運営に活用しています。

■三井住友銀行の行内格付体系

債務者格付				案件格付		金融再生法債権区分（国内）
格付 細区分	定義	自己査定 債務者区分		格付	細区分	
				S		
1	a b c	債務履行の確実性は極めて高い水準にある。		I	a b c	
2	a b c	債務履行の確実性は高い水準にある。		II	a b c	
3	a b c	債務履行の確実性は十分にある。		III	a b c	正常債権
4	A B C	債務履行の確実性は認められるが、将来景気動向、業界環境等が大きく変化した場合、その影響を受ける可能性がある。	正常先	IV	A B C	
5	A B C	債務履行の確実性は当面問題ないが、先行き十分とは言えず、景気動向、業界環境等が変化した場合、その影響を受ける可能性がある。		V	A B C	
6		債務履行は現在のところ問題ないが、業況、財務内容に不安な要素があり、将来債務履行に問題が発生する懸念がある。		VI		
7	A B R	貸出条件、履行状況に問題、業況低調ないしは不安定、財務内容に問題等、今後の管理に注意を要する。（うち要管理先）	要注意先A 要注意先B 要管理先	VII	A B	要管理債権
8		現状、経営破綻の状況にはないが、経営難の状態にあり、経営改善計画等の進捗状況が芳しくなく、今後、経営破綻に陥る可能性が大きいと認められる。	破綻懸念先	VIII		危険債権
9		法的・形式的な経営破綻の事実は発生していないものの、深刻な経営難の状態にあり、再建の見通しがない状況にあると認められる等、実質的に経営破綻に陥っている。	実質破綻先	IX		破産更生債権及びこれに準する債権
10		法的・形式的な経営破綻の事実が発生している。	破綻先			

3．個別与信管理の枠組み

（1）融資審査

融資にあたっては、まず、お取引先の借入返済能力や成長性を見極めるため、キャッシュフロー分析などの財務分析をはじめ、業界の動向、技術開発力や商品等の競争優位性、経営管理能力など、定量と定性の両面から総合的にお取引先の評価を行ったうえで、貸出案件ごとの資金使途、返済計画、担保条件などの妥当性を検証することにより、的確かつ厳正な与信判断に努めています。

また、従来からの融資慣行の見直しに取り組むなかで、審査プロセスの改革を進め、お客さまにとって、資金使途などに応じた貸出の条件や審査の判断基準がより分かりやすく透明性の高いものとなるように努めるとともに、融資条件が明確になるよう融資契約書の改定を進めています。

一方で、ビジネスサポートプラザでは中小企業専用の信用リスク評価モデルを活用し、融資審査プロセスを効率化した「ビジネスセレクトローン」を推進するなど、中小企業を中心にお客さまの資金ニーズに積極的かつ迅速に対応していく体制の整備に努めています。

（2）債務者モニタリング

融資案件の審査に加えて、「債務者モニタリング制度」に基づき経常的に与信先の実態把握を行い格付・自己査定・与信方針等を見直すことで、与信実行後の問題発生の兆候をいち早くとらえ、早期の適切な対応に努めています。具体的には、与信先から新しい決算書を入手した段階で定期的に行う「決算モニタリング」と、信用状況・与信状況の変動等に応じて都度行う「経常モニタリング」を下図のプロセスにて実施しています。

4．与信ポートフォリオ管理の枠組み

個別与信の管理に加え、与信ポートフォリオとしての健全性と収益性の中長期的な維持・改善を図るため、以下を基本方針とした管理を行っています。

（1）自己資本の範囲内での適切なリスクコントロール

自己資本対比許容可能な範囲内でリスクテイクするために、内部管理上の信用リスク資本の限度枠を設定したうえで、定期的にその遵守状況をモニタリングし、適切なリスクコントロールに努めています。

（2）集中リスクの抑制

与信集中リスクは、顕在化した場合に銀行の自己資本を大きく毀損させる可能性があることから、過度にリスクが集中している業種向けの与信抑制、大口与信先・グループに対する与信上限ガイドラインの設定や重点的なローンレビューの実施等を行っています。

また、国別の信用力の評価に基づき、国別の与信枠を設定しカントリーリスクの管理を実施しています。

（3）リスクテイクとリスクに見合ったリターンの確保

信用リスク管理手法の高度化を背景にリスクテイク型貸金に積極的に取り組む一方で、信用リスクに見合った適正なリターンを確保することを与信業務の大原則とし、平成14年度より標準金利体系に基づく適正な貸出利鞘への改善を進めています。このようなリスク／リターン管理の徹底を進め、信用コスト・資本コスト・経費控除後収益の改善に取り組んでいます。

■三井住友銀行の債務者モニタリング制度

（4）問題債権の発生の抑制・圧縮

　問題債権あるいは今後問題が顕在化する懸念のある債権については、さらなる劣化による損失の発生・拡大の懸念が相対的に高いため、ローンレビュー等により対応方針・アクションプランを明確化したうえで、劣化防止・正常化支援、回収・保全強化策の実施等、早期対応に努めています。

（5）アクティブ・ポートフォリオマネジメントへの取り組み

　与信先とのリレーションシップを基盤にした与信採り上げ時のコントロールに加え、クレジットデリバティブや貸出債権証券化等の市場を活用した取引手法により機動的なポートフォリオコントロールに積極的に取り組んでいます。

5. 信用リスク管理体制

　信用リスク管理体制としては、コーポレートスタッフ部門の融資企画部が、クレジットポリシーの制定、行内格付制度の企画立案、与信権限規程・稟議規程等の与信企画、不良債権管理・貸出債権の証券化を含めた与信ポートフォリオ管理等、信用リスクの管理・運営を統括しています。

　コーポレートサービス部門の企業調査部は、産業・業界に関する調査や個別企業の調査等を通じ、主要与信先企業の実態把握、信用悪化懸念先の早期発見、成長企業の発掘等に努めています。

　業務部門においては、部門内の各審査部が中心となって営業店とともに所管与信案件の審査、所管ポートフォリオの管理等を行っています。与信権限は、格付別の金額基準をベースとした体系とし、信用リスクの程度が大きい与信先・与信案件については審査部で重点的に審査・管理を行っています。なかでも、平成14年度に企業再生・不良債権処理の専門部隊を集約して設置した戦略金融部門は、特定の問題企業を集中的に所管して、事業再生の見極め、再生支援・オフバランス化の推進に努め、不良債権問題の早期終結に取り組んでいます。

　また、各部門から独立した資産監査部が、資産内容の健全性や格付・自己査定の正確性、信用リスク管理状況等の監査を行い、取締役会・経営会議等に監査結果の報告を行っています。

■三井住友銀行の信用リスク管理体制

| 経 営 会 議 |

コーポレートスタッフ部門
各担当役員
統合リスク管理部
・統合リスク管理の統括
・リスク計量化手法の企画・立案
融資企画部
・信用リスク管理の統括
・与信基本方針の企画・立案
・ポートフォリオマネジメントの企画・立案、実行、管理

業務監査部門
担当役員
資産監査部
・自己査定、格付（債務者・案件）、償却・引当結果の監査
・信用リスク管理状況の監査

コーポレートサービス部門
担当役員
企業調査部
・産業・業界動向調査
・業界主要先、大口業況注視先等の信用調査、格付修正指示

各 業 務 部 門

	個人部門	法人部門	企業金融部門	国際部門	投資銀行部門	戦略金融部門	コミュニティバンキング本部
	統括責任役員	統括責任役員	統括責任役員	統括責任役員　本部長	統括責任役員	統括責任役員	統括責任役員
審査部門	個人審査部 個人向け与信	法人審査第一・第二部 中堅・中小企業 （一般先）	営業審査第一部 日系大企業	国際審査部 非日系企業 海外ストラクチャードファイナンス（豪亜・国内）　米州審査部 欧州審査部 非日系企業 海外ストラクチャードファイナンス（米州・欧州）	ストラクチャー審査室 国内ストラクチャードファイナンス	東京融資業務第一部～第六部、大阪融資業務第一部～第三部、神戸融資業務部 中堅・中小企業（特定先）　融資第一部～第四部 大企業（特定先）　融資管理部 破綻懸念先 実質破綻先 破綻先　等	コミュニティ融資部 コミュニティバンキング本部与信先

市場リスク・流動性リスク
市場リスク・流動性リスク管理の体制

　市場リスクとは、「金利・為替・株式などの相場が変動することにより、金融商品の時価が変動し、損失を被るリスク」をいいます。

　流動性リスクとは、「運用と調達の期間のミスマッチや予期せぬ資金の流出により、決済に必要な資金調達に支障をきたしたり、通常より著しく高い金利での調達を余儀なくされるリスク」をいいます。

　当社では、リスク許容量の上限を設定し定量的な管理をすること、リスク管理プロセスに透明性を確保すること、フロント・ミドル・バックの組織的な分離を行い、実効性の高い相互牽制機能を確保すること等を基本原則とし、グループ全体の市場リスク・流動性リスク管理の一層の向上に取り組んでいます。

■三井住友銀行の市場リスク・流動性リスク管理体制



　三井住友銀行では、当社が定める「グループ全体のリスク管理の基本方針」を踏まえ、市場リスク会議において決定される「市場リスク・流動性リスク管理の基本方針」に基づき、市場取引を行う業務部門から独立した統合リスク管理部が市場リスク・流動性リスクを一元管理する体制を構築しています。同部は、経営陣に対して、行内の電子メールによりリスク状況を日次で報告しています。また、万が一の事務ミスや不正取引による取引情報の操作を防ぐためには、取引を行う業務部門（フロントオフィス）への牽制体制の確立が重要です。同行では、業務部門に対するチェック機能が事務部門（バックオフィス）と管理部門（ミドルオフィス）の双方から働くように配慮しています。これらのリスク管理態勢については行内の独立した業務監査部門が定例的に内部監査を実施し検証しています。

市場リスク

　市場リスクを統合して管理するためにVaR（バリュー・アット・リスク）手法を用いています。VaRとは一定の確率の下で被る可能性のある予想最大損失額のことで、三井住友銀行のVaRモデルは過去1年間のデータに基づいた市場変動のシナリオを1万通り作成し、損益変動シミュレーションを行うことにより最大損失額を推定する方法（モンテカルロシミュレーション法）を採用しています。この方法は、オプションリスクを伴う商品のリスク測定に優れており、デリバティブ取引等を活発に取引するトレーディング業務のVaR算出に極めて有効な手法です。

　また、市場リスクを要因別に見ると、為替変動リスク、金利変動リスク、株価変動リスク、オプションリスクなどに分類できます。これらのリスクカテゴリーごとにBPV（ベーシス・ポイント・バリュー：金利が0.01％変化したときの時価損益変化）など、各商品のリスク管理に適した指標と統合的なリスク指標であるVaRを併用してきめ細かなリスク管理を行っています。

　三井住友銀行では、経営戦略に基づいて設定された市場リスク資本極度と整合的かつ保守的にVaRの総量枠（ガイドライン）を設定しています。また、VaRの値が市場の急変などによりガイドラインを超過する恐れがある場合には、臨時ALM委員会を開催するなど、対応策を事前に協議する体制としています。さらに、市場営業部門以外が保有する政策投資株式などの市場リスク、主要子会社が保有する市場リスクについても統合リスク管理部で一元管理しており、定期的にVaRを算出し、取締役会や経営会議において経営陣に報告しています。

平成16年3月期（平成15年4月〜平成16年3月）のVaRの状況は以下のとおりです。

■三井住友銀行のVaRの状況

（単位：億円）

	最大	最小	平均	期末日
トレーディング	35	9	17	20
バンキング	1,286	354	659	834

（保有期間1日、片側信頼区間99.0%のVaR、トレーディングは個別リスクを除き、主要連結子会社を含んでいます。）

市場はときに予想を超えた変動を起こすことがあります。このため、市場リスク管理においては、数年に一度起こるかどうかの事態を想定したシミュレーション（ストレステスト）も重要です。三井住友銀行では定期的にストレステストを行い、不測の事態に備えています。

三井住友銀行で採用している内部モデル（VaRモデル）については、定期的に監査法人の監査を受け、適正と評価されています。また、モデルから算出されたVaRと損益との関係を検証するバックテスティングを実施しています。平成15年度の特定取引勘定のバックテスティングの結果は下図のとおりです。グラフ上の斜めに走る線よりも点が下にある場合は、当日予測したVaRを上回る損失が発生したことを表し、その日数は4回ですが、いずれも市場の特殊要因によるものであり、三井住友銀行のVaRモデル（片側信頼区間99.0%）は高い精度を有しています。

■三井住友銀行のバックテスティングの状況（トレーディング）



限界損益（億円）／VaR（億円）

また、三井住友銀行では市場リスクを統合して管理するVaRに加え、円貨バンキング勘定において、マチュリティーラダー等を利用したギャップ分析、EaR（アーニングス・アット・リスク）等の計測を実施しています。EaRとは、金利などの外部環境が不利な方向に動いた場合に、ある一定期間において一定の確率で起こる期間損益（金利差益）ベースでの予想最大変動額を示すものです。施策立案や業務計画管理については期間損益ベースで行われており、三井住友銀行ではVaR管理を補完する観点から、新規に発生する預貸金などの取り組みを勘案したうえで、モンテカルロシミュレーションにより生成した1,000通りの金利シナリオを用いてEaRを計測し、期間損益ベースのリスク量の把握を行っています。

三井住友銀行では、政策投資株式の株価変動リスクへの対応力強化が経営上の重要課題であるとの認識のもと、残高の削減を実施中であり、既に規制上要求されるレベルはクリアしておりますが、経営体力に応じた適正規模への、もう一段の圧縮を進めております。

また、統合リスク管理部では株価変動リスクを適切に管理・運営するため、政策投資株式に対してリスクの許容量に上限を設定し、遵守状況を管理しています。

■上場株式ポートフォリオ業種別構成比率



（平成16年3月31日現在）

（凡例）三井住友銀行のポートフォリオ／TOPIX構成銘柄／日経平均構成銘柄

水産・農林業／鉱業／建設業／食料品／繊維製品／パルプ・紙／化学／医薬品／石油・石炭製品／ゴム製品／ガラス・土石製品／鉄鋼／非鉄金属／金属製品／機械／電気機器／輸送用機器／精密機器／その他製品／電気・ガス業／陸運業／海運業／空運業／倉庫・運輸関連業／通信業／卸売業／小売業／銀行業／証券業／保険業／その他金融業／不動産業／サービス業

流動性リスク

三井住友銀行では流動性リスクについても重要なリスクの一つとして認識しており、「資金ギャップに対する極度・ガイドラインの設定」、「流動性補完体制」および「コンティンジェンシープランの策定」のリスク管理の枠組みで、短期の資金繰りにおいて市場性調達に過度に依存しないように適切な管理を行っています。

日々のリスク管理では、資金ギャップ極度・ガイドラインの管理を行うことで、流動性リスクが過度に累増することを回避しているほか、緊急時に備えて資金ギャップ極度・ガイドラインの圧縮などのアクションプランを取りまとめたコンティンジェンシープランを策定しています。また、万一の市場混乱時にも取引の遂行に支障をきたさないよう、米国債などの即時売却可能な資産の保有や緊急時借り入れ枠の設定等の調達手段を確保しており、外貨流動性の管理にも万全の体制を構築しています。

オペレーショナルリスク

オペレーショナルリスクとは、「内部プロセス・人・システムが不適切であることもしくは機能しないこと、または外生的事象が生起することから生じる損失にかかるリスク」をいいます。

当社では、重要なリスクの認識・評価・コントロール・モニタリングのための効果的なフレームワークを整備すること、リスクの顕在化に備え事故処理態勢・緊急時態勢を整備すること等を基本原則とし、グループ全体のオペレーショナルリスク管理の向上に向け取り組んでいます。

三井住友銀行では、当社が定める「グループ全体のリスク管理の基本方針」を踏まえ、オペレーショナルリスク管理全体を統括する部署として統合リスク管理部を設置し、同部が事務リスク、システムリスク等の管理担当部署とともに、オペレーショナルリスクを管理する体制をとっております。また、オペレーショナルリスクを適切に管理するため、内部損失データの収集、シナリオ分析等に取り組むとともに、事務リスク、システムリスク等の各リスク管理において各々のリスクの特性に応じた管理を実施しています。

さらに、三井住友銀行ではオペレーショナルリスクをリスク資本による管理の対象とし、計量化モデルによる計量結果に基づきリスク資本の配分を行っています。

事務リスク

事務リスクとは、「役職員が正確な事務処理を怠る、あるいは事故・不正等を起こすことにより損失を被るリスク」をいいます。

当社では、「すべての業務に事務リスクが所在する」との認識に基づき、事務リスク管理体制を整備すること、自店検査制度を整備すること、コンティンジェンシープランを策定し、事務リスク発現による損失を最小限にすること、定量的な管理を行うこと等を基本原則とし、グループ全体の事務リスク管理の高度化を推進しています。

三井住友銀行では、当社が定めるグループ全体の「リスク管理の基本原則」にのっとり、「事務管理規程」において、事務にかかる基本的指針を、「事務運営および事務処理にかかるリスクとコストを把握し、これらを適切に管理すること」「事務品質を向上させ、お客さまに対して質の高いサービスを提供すること」と定め、行内体制を整備しています。また、事務管理にかかわる基本方針の策定、重要な見直しに際しては、経営会議および取締役会の承認を得ることとしています。

さらに、本規程にのっとり、事務リスク管理の基本的指針を「事務リスク管理規則」に定めています。本規則では、行内に「事務統括部署」「事務規程所管部署」「事務運営所管部署」「事務執行部署（主に営業部店）」「内部監査所管部署」「お客さまサービス部署」の6つの部署を設置し、事務リスクを適切に管理する体制をとっています。また、事務統括部署である事務統括部内に専担のグループを設置し、グループ会社も含めた管理強化に取り組んでいます。

システムリスク

システムリスクとは、「コンピュータシステムの停止や誤作動、不正利用等により金融機関が損失を被るリスク」をいいます。

当社では、情報技術革新を踏まえ経営戦略の一環としてシステムをとらえること、セキュリティーポリシーをはじめとした各種規程や具体的な管理基準を定めシステムリスクの極小化を図ること、またコンティンジェンシープランを策定し、発現したシステムリスクに対しても損失を最小限に抑えることを基本原則とし、システムリスク管理体制を整備し、適切なリスク管理を実施しています。

三井住友銀行では具体的な管理運営方法として、金融庁「金融検査マニュアル」・（財）金融情報システムセンター（FISC）「安全対策基準」等を参考にリスク評価を実施し、リスク評価結果をもとに安全対策を強化しています。

銀行のコンピュータシステム障害によって引き起こされる社会的影響は大きく、また、最近のIT革新、ネットワークの拡充やパソコンの利用拡大等によりシステムを取り巻くリスクが多様化していること等を踏まえ、各種システム・インフラの二重化や東西コンピュータセンターによる災害対策システムの設置など、システムの安定稼動に万全を期しています。また、お客さまのプライバシー保護や情報漏洩防止のために、重要な情報の暗号化や外部からの不正アクセスを排除する対策を実施するなど万全を期しています。さらに、コンティンジェンシープランを作成し、必要に応じ訓練を実施するなど、万が一の緊急時に備えているほか、今後も、さまざまな技術の特性や利用形態に応じた万全な安全対策を講じていきます。

決済に関するリスク

決済に関するリスクとは、「決済が予定通りできなくなることにより損失を被るリスク」をいいます。

本リスクは、信用リスク、流動性リスク、事務リスク、システムリスク等の複数のリスクにまたがることから横断的に管理する必要があります。

三井住友銀行では事務統括部が取りまとめの部署となり、信用リスク所管部である融資企画部、流動性リスク所管部である統合リスク管理部と共同でリスク管理態勢の整備を行っています。

リスク管理への取り組み

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お借入ニーズへの対応

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コンシューマー・ファイナンス

コンシューマー・ファイナンスについては、三井住友銀行・アットローン(株)・三井住友カード(株)を中心に、商品開発やプロモーションなどにおいて、関係各社との実効性のある連携を強めていきます。

平成15年11月には、「アクセス」する通帳「Web通帳」と、カードローン機能・クレジット機能が一体となった、20代30代のお客さま限定の新型口座である「One's Style」の取り扱いを開始し、その先進性や独自性等が評価されて、2003年日経優秀製品・サービス賞において最優秀賞を受賞しています。

さらに平成16年6月、SMFGは、消費者金融業界大手であるプロミス(株)と業務提携ならびに資本提携を結びました。消費者金融に関するプロミス(株)の経験・ノウハウと、SMFGの豊富な顧客基盤・営業チャネルを融合し、これまで各社単独では提供できなかった商品・サービスを、両社一体となって効率的かつ効果的に提供していきます。

ローコストオペレーション

グループ各社では従来から業務効率化に積極的に取り組んでいますが、特に個人金融ビジネスにおいては、経費効率の向上が競争力の源泉であると考えています。

新たな投資によりお客さまのニーズによりお応えできるサービスを開発するためにも、ローコストオペレーションの徹底に向けて、一段と取り組みを強化していきます。

HUB&スポーク体制

三井住友銀行では、国内本支店網をベースにHUB&スポーク体制(スポーク店の数カ店の後方事務をHUBセンターに集約し、事務効率化と共により営業に集中できる店頭体制)の構築を、平成15年度中に完了いたしました。これに併せて、SMBCコンサルティングプラザなど戦略的な新規店舗展開を同時に進めています。

事務プロセスの効率化

リモートバンキングサービス「One'sダイレクト」の機能拡充のほか、MCステーションの導入により、相談プロセスにおける事務処理時間を大幅に短縮することで、お客さまの利便性向上と効率化を同時に進めています。

また、行内の事務・管理におけるコストを一段と低減させるべく、銀行一体となった抜本的なオペレーションの見直しを図っていきます。









SMBC品川コンサルティングプラザ

SMFGは、三井住友銀行の法人部門を中心に各子会社のノウハウを活用し、中堅・中小企業を中心とした法人のお客さまのさまざまなニーズに応えていきます。

積極的な融資への取り組みと質の高い金融サービスをスピーディーに提供し、お客さまとのリレーションを一層深めることを目標に、「SMFGの法人営業ブランド」のさらなる向上に努めていきます。

中堅・中小企業のお客さまへの積極的な融資

三井住友銀行は、お客さまの資金ニーズに積極的かつスピーディーにお応えするために、以下の3点について、取り組みを強化してきました。

① 無担保で第三者保証を不要とした商品として、年商10億円未満のお客さまを主な対象とした「ビジネスセレクトローン」や日本税理士会連合会と連携した「クライアントサポートローン」、年商10億円以上のお客さまを主な対象とした「Nファンド」等※の推進

② 営業店への権限委譲や審査手法の標準化による審査スピードの大幅アップ

③ 中小企業マーケットの厚い地域に法人営業部を5拠点、これまで進出していなかった未開拓エリアに法人営業所を8拠点新設する等、中小企業向け融資を専門とする営業拠点を合計35拠点増設

等の取り組みを行ってきました。

その結果、「ビジネスセレクトローン」や「クライアントサポートローン」は、1年間で37,000件（前年比＋13,000件）／7,000億円（同＋2,500億円）、「Nファンド」等は、1年間で42,000件（同＋24,000件）／2兆1,000億円（同＋1兆3,000億円）の実績となり、

いずれも平成14年度を大幅に上回りました。

これらの取り組みを通じて、幅広く中堅・中小企業のお客さまの資金ニーズにお応えした結果、新しく17,000社のお客さまと、1兆4,000億円の融資取引を開始しました。

質の高い金融サービスの提供

お客さまのさまざまなニーズにお応えするために、法人営業部・ビジネスサポートプラザの担当者に加え、各商品について専門的な知識を有する本部スタッフ、SMFGの各子会社が協力し、質の高い金融サービスをスピーディーに提供できる体制をとっています。

決済サービス

外国為替と国内為替を中心とする決済サービスにつきましては、お客さまの合理化ニーズにお応えするために、邦銀初のインターネットを活用した貿易取引電子化サービス「Global e-Tradeサービス」、およびインターネット版為替EBサービスである「パソコンバンクWeb 21」を提供した結果、高い評価をいただき、いずれも国内トップクラスのシェアを確保しています。

資金調達手法の多様化

三井住友銀行が他行に先駆けて推進しているデットIRを通じシンジケーションを一層推進した結果、資金調達の一形態として幅広くお客さまにご利用いただきました。

また、私募債発行サポートや金銭債権の流動化、コミットメントライン等を積極的に推進することで、多様化するお客さまの資金調達ニーズやオフバランスニーズに対応しています。

※Nファンド：審査基準・プロセスの標準化により、審査のスピードアップを行い、最大50億円まで融資が可能
「Nファンド」等：Nファンド、ミドルⅡファンド、ミドルⅠファンド、SMBC-CLO





グループ総合サービスの活用

銀行とグループ会社各社との人材交流の活性化により、SMFGの総力を挙げてお客さまへのソリューションを提供しています。

企業間の信用補完ニーズに対してはSMBCファイナンスサービス（株）による売掛債権の買取業務や支払保証業務、決済事務・資金管理の合理化ニーズに対してはフィナンシャル・リンク（株）による事務代行、リースニーズに対しては三井住友銀リース（株）、コンサルティングニーズに対しては（株）日本総合研究所等、グループ会社が各種サービスを提供するとともに、大和証券SMBC（株）との連携による質の高いインベストメント業務を展開しています。

また、40,000社を超える会員を抱え、銀行系NO.1の会員事業会社であるSMBCコンサルティング（株）は、簡易経営相談をはじめ、人材育成支援、経営セミナー等、会員向けに各種情報を提供しており、特に平成16年3月に開催した「ビジネス交流会中国ビジネス2004」には900社／1,700名のご参加をいただき、お客さまから大変高い評価を受けました。

その他にも、平成16年4月1日の国立大学法人化にあたっては、専門プロジェクトチームを中心に、各種提案を継続的に実施してきた結果、34大学から指定金融機関として選定いただき、東京大学・京都大学からの単独指定をはじめ22大学のメインバンクとなりました。

「SMFGの法人営業ブランド」のさらなる向上に向けて

平成16年度も、引き続きお客さまの資金ニーズに積極的にお応えしていくとともに、新しい金融サービスの提供、およびお客さまの企業価値向上のためのソリューション提案を一層強化していきます。

業績回復が見込まれる企業の資金調達ニーズに対しては「業績回復ローン」、売掛債権を資金調達に活用したい企業に対しては「売掛債権活用ローン」といった新商品の投入や、中堅・中小企業向け融資を専門とする営業拠点を増強することにより、お客さまの資金ニーズに一層積極的にお応えしていきます。

また、大学発ベンチャー企業等の設立後間もない企業に対しては、企業の保有する技術やビジネスモデルの評価をもとに融資する「Vファンド」の推進や、ベンチャーキャピタル業務を手掛けるSMBCキャピタル（株）との連携により、ベンチャー企業取引分野でのSMFGブランドの確立を目指します。



一方、ノンコア事業の売却や分離等の事業再編・事業再生、減損会計への対応等、お客さまの企業価値向上のために、本部と営業店が一体でソリューション提案を行う体制を構築し、推進していきます。

これらの取り組みを通じて、「SMFGの法人営業ブランド」のさらなる向上に努め、これまで以上にお客さまの信頼と評価を得られるよう注力していきます。



大企業の皆さまへのサービス



SMFGは、三井住友銀行の企業金融部門を中心に、わが国を代表する先端大企業グループの高度なニーズに対し、幅広い金融サービスを提供しています。

大企業のお客さまの抱える経営課題は極めて多岐にわたっており、かつ年々多様化しています。三井住友銀行をはじめとするグループ各社は、お客さまそれぞれに固有のニーズを的確にとらえ、お客さまの企業価値向上に資する総合的なソリューション提供に努めています。

【前年度の成果】

昨今の企業経営を取り巻く環境は目まぐるしく変化していますが、それぞれのお客さまと経営課題を共有し、ともに問題解決を図っていくなかで、最適な商品・サービスの提供に取り組んできました。

金融ソリューション・事業ソリューションの高度化

資産・負債両面からのアプローチによる多彩なオフバランス化スキームの提供や、大和証券SMBC(株)との連携によるお客さまそれぞれに最適な事業ポートフォリオ構築のサポートなど、金融面および事業面で高度なソリューションを提供してきました。

調達手法多様化への対応

多様化する企業の資金調達ニーズに対しては、シンジケーションを中心とした市場型間接金融のほか、アセット・ファイナンス等さまざまな手法を駆使し、お客さまの財務戦略に合致した適切な資金調達手法の提供に努めてきました。

リスクヘッジ手法の提供

近時の企業経営においては、そのリスク管理能力の巧拙が極めて重要な要素となっています。

SMFGでは、企業の抱える信用リスク・為替リスクなどのあらゆるリスクに対して、適切なリスクヘッジ手法を提案することで、お客さまのリスクマネジメント高度化に貢献してきました。

決済関連各種ノウハウの提供

大企業のグループ財務戦略を支える重要なインフラとしてCMSをはじめさまざまな資金管理・決済手段を提供し、多くのお客さまから高い評価をいただきました。

【今後の取り組み】

従来と比べて明るい兆しの見えるマクロ経済動向や企業業績の改善を背景に、積極的な事業展開の動きも見られてきています。そうした動きを的確にとらえ、あらゆる面でSMFGの有するノウハウを結集し、最高水準のサービスを提供していくよう努めていきます。

高度化するファイナンスニーズへの対応

ますます高度化する大企業のファイナンスニーズに対しては、デットファイナンスに止まらず、大和証券SMBC(株)との連携により、各種エクイティファイナンスも含めて、お客さまそれぞれに最適なファイナンス手法の提案を行っていきます。

また、企業経営の視点に立って、顕在化した財務戦略上のご要望にお応えするだけでなく、潜在的なファイナンスニーズの発掘にも努めていきます。

グローバルベースでの各種ソリューション提供

大企業がグローバルなグループ経営を進めていくうえで直面する課題に対し、SMFGの内外各拠点が一体となって最適なソリューション提供に努めていきます。

海外事業展開のサポートをはじめ、企業のグローバルベースでの事業再編ニーズに対しても、各種情報提供や先進的な再編スキームの提案などで、お客さまにとって付加価値を高める活動を展開していきます。

地域の皆さまに密着したサービス

SMFGは三井住友銀行のコミュニティバンキング本部を中心として、地域に密着したきめ細やかな金融サービスを展開しています。

【前年度の成果】

コミュニティバンキング本部※1では、地域の皆さまに貢献することを最大の使命として、地元の中小企業や個人のお客さまに、便利で質の高い金融サービスの提供に努めてきました。

取扱商品・サービスの拡大

平成15年7月、旧わかしお銀行・オンラインシステムの三井住友銀行・オンラインシステムへのシステム統合を無事終了しました。このシステム統合により、コミュニティバンキング本部所管店においても、個人のお客さまに対し、ポイント制新普通預金「One's plus＜ワンズプラス＞」、新型カードローン「One's クイック」、およびインターネットバンキングやテレホンバンキング、モバイルバンキング（iモード）が一つの契約で利用できるリモートバンキングサービス「One's ダイレクト」、また、法人のお客さまに対し、インターネットに対応した為替EB商品である「パソコンバンクWeb21」など、三井住友銀行の他部門と同様に、幅広い商品・サービスの提供が可能となり、お客さまの利便性をさらに高めることができるようになりました。

また、資金調達方法の多様化など、中堅・中小企業のお客さまのさまざまなニーズにお応えするために、私募債、CLO、コミットメントラインや日本型レバレッジド・リースなどの商品・サービスの取り扱いを開始しました。

ビジネスローンの推進

コミュニティバンキング本部は、地域の皆さまに貢献することが最大の使命との考えのもと、地域の皆さまの事業発展をお手伝いするため、リスクテイク型の融資商品である「ビジネスクイックローン※2」や「トリプルIIIファンド※3」の取り扱いを積極的に推進し、平成15年度は、新たに約700社のお客さまにご利用いただきました。

【今後の取り組み】

コミュニティバンキング本部が、これまで築き上げてきたヒューマンタッチな地域密着型サービスと、三井住友銀行の持つ経営インフラを融合させることにより、温かみのあるリレーションシップ重視の営業活動に加え、これまで以上に付加価値の高いサービスや利便性、また、グループ力を結集した総合金融サービスを提供し、お客さまからの各種ご要望に、スピーディーかつ的確にお応えしていきます。

※1 コミュニティバンキング本部は、平成15年3月17日、旧三井住友銀行と旧わかしお銀行の合併に伴い、新・三井住友銀行に新たに設置された部門で、旧わかしお銀行の店舗34カ店（東京都を中心とした首都圏に集中）を所管しています。

※2 ビジネスクイックローン：中小企業のお客さまを対象として、独自の格付モデルおよび経営面の定性評価により、一定の基準に合致したお客さまについて、最大5,000万円まで無担保、第三者保証不要で融資するもの。

※3 トリプルIIIファンド：年商10億円以上のお客さまを対象として、一定の基準に合致したお客さまについて、最大3億円まで無担保、第三者保証不要にて融資するもの。



三井住友銀行 コミュニティバンキング本部

SMFGの国際ビジネスは、三井住友銀行の国際部門を中心に、国外の日系・非日系企業、金融機関、各国政府・公営企業や、国内に展開する外資企業といったグローバルに事業展開するお客さまに対してサービスを提供しています。

【前年度の成果】

地域特性を活かした運営体制による顧客サポート力の強化

成長著しい中国においては、CMS商品企画、企業調査、市場部門等を設置し、上海支店を核とした現地密着型の営業ネットワークを確立しました。加えて、平成16年1月にはシンガポール・香港にアジア営業部を設置し、アジア地域の日系進出企業・地場企業への資産流動化等のプロダクツ提供力を強化しました。

米州地域においては、お客さまの現地規制・会計・税務等の広範なファイナンスニーズに基づき、最適なプロダクツの提案を行うなど、世界最先端の市場での商品開発・販売を実施しています。

また、平成15年3月に発足した欧州三井住友銀行を軸に、欧州地域での一体運営を効果的に推し進めてきました。

各種金融サービスの推進

トレードファイナンス、金融機関取引、カストディ、CMSといった業務に効率的に資源を投入し、お客さまに対して質の高いサービスを提供してきました。その結果、円カストディ業務においては専門誌より4年連続最優秀銀行との評価をいただきました。またトレードファイナンスにおいては、今後同業務の中核拠点に成長すると見込まれるロンドンを中心としたグローバルな推進体制を構築しました。

ゴールドマン・サックス社との提携

欧米の非日系企業向け貸出について、平成15年2月に開始したゴールドマン・サックス社との提携も順調に運営されています。今後も同社との連携をグローバルに活かしつつ、非日系企業取引を強化していきます。

【今後の取り組み】

内外グループ会社間の連携強化によるソリューションビジネスの提供

欧米、アジア地域においては、SMFGグループ会社や、海外現地法人、国内各拠点との緊密な連携により、お客さまに対する提案力の向上に努めます。

また国内に展開するグローバル企業を担当する国際法人営業部と海外拠点とのさらなる連携強化により、お客さまのニーズに応え、より付加価値のあるサービスを提供することに注力していきます。

新興市場・成長市場への展開

欧米地域では引き続き、最先端の金融商品ノウハウの吸収・活用による新たなビジネスモデルの確立を図っていきます。

中国については、拠点網と提供商品の拡充による顧客サービスのさらなる向上を目指していきます。

一方で、欧米地域、アジア諸国だけでなく、今後はエマージング・マーケットへの業務展開にも取り組みます。各成長市場の特性に応じた最適なプロダクツ（プロジェクト・ファイナンス、トレードファイナンス等）を用いることで、各市場でのSMFGのプレゼンスをより一層高めていきます。

今後の方針として、各地域ごとに異なるマーケット特性に対応しつつ、米州・欧州・アジアの3地域を軸としながら、日本という基盤を最大限に活用したビジネスを積極的に展開していきます。

そして、国際部門が有する広大なマーケットにおいて、多様なビジネス機会を捕捉し、SMFGとして国際ビジネスの伸長を図っていきます。



**グローバルプロジェクトファイナンス
アレンジャー実績／金額ベース**

(平成15年1月1日～12月31日)

順位		金額（百万US ドル）	件
1	Credit Agricole/Credit Lyonnais	3,864.1	36
2	Royal Bank of Scotland	3,256.8	27
3	BNP Paribas	2,986.5	29
4	三井住友銀行	2,638.1	21
5	Societe Generale	2,614.1	21
6	Westdeutsche Landesbank Girozentrale	2,268.3	22
7	Citigroup	2,100.8	17
8	三菱東京フィナンシャルグループ	2,003.5	24
9	Korea Development Bank	1,947.8	6
10	Barclays Capital	1,940.3	28
11	Banco Bilbao Vizcaya Argentaria	1,855.1	16
12	HSBC	1,769.3	16
13	Deutsche Bank	1,476.1	7
14	ANZ	1,447.8	25
15	ABN AMRO	1,428.3	17
16	HBOS	1,417.0	18
17	CIBC	1,118.9	4
18	みずほフィナンシャルグループ	1,095.2	16
19	ING	1,080.3	15
20	Industrial & Commercial Bank China	1,059.0	2

（出所）Thomson Financial, Project Finance International
（平成16年1月21日）

【お客さまとの市場性取引】

　SMFGは三井住友銀行の市場営業部門において、国内外の資金・為替・債券・デリバティブマーケットでの取引を通じ、高度化・多様化するお客さまの市場性取引ニーズに積極的にお応えするとともに、より付加価値の高い商品・サービスの提供に努めています。平成15年度も、お客さまの利便性や満足度をより一層向上させるべく、セールス体制の強化、システム開発、新商品の取り扱い拡充やサービスの向上などを積極的に実施しました。

アジアにおけるセールス体制の強化

　アジアにおけるお客さまとの資金・為替・デリバティブ取引をフルサポートするため、東京・香港・シンガポール・バンコックに市場営業部門の駐在を設置し、地域特性に応じたさまざまな情報や的確なアドバイスを提供しつつ、必要な取引に迅速に対応しております。平成15年12月には、特に近年発展著しい中国におけるサービス体制を拡充するため、上海にも駐在を設置し、セールス担当者を配置しました。

i-Deal

　インターネットを通じて、簡単な操作でスピーディーに為替予約の締結を可能とするインターネットディーリングシステム「i-Deal」(アイディール)は、約定機能に加えてマーケット情報の提供やお客さまの業務効率化に役立つ豊富な機能が盛り込まれており、多くのお客さまにご利用いただいています。平成15年度はさらなる利便性の向上を図るために、お客さまからのご要望も積極的に取り入れ、インターネットによる貿易取引電子化サービス「Global e-Trade サービス」との連携、外貨・円貨口座間の振替や外貨預金口座の残高・入出金明細照会など、さまざまな機能アップを実現しました。

　今後とも、市場性取引における業界最高水準のサービス提供を目指し、最新の金融技術や情報システムの導入、市場調査能力の向上などに注力するとともに、コンプライアンス面の拡充や事務体制の強化などインフラ面の整備にも取り組みます。

【ALM・トレーディング業務】

　三井住友銀行の市場営業部門では、ALMとトレーディング業務を通じて、銀行の抱える市場リスク、流動性リスクの適切なコントロールを実施するとともに、各種裁定取引機会をとらえたオペレーションを行うことで収益の極大化を図っています。

　平成15年度は、金利上昇リスクに十分配慮したポジション運営を行う一方、お客さまとの取引推進によるオーダーフローの増強、金利・為替以外の新しい収益ソースの多様化などに注力しました。

　今後とも、相場環境に応じた適正なリスクアロケーションを行うことにより、安定的な収益確保を目指していきます。



SMFGは、三井住友銀行の投資銀行部門および大和証券SMBC（株）をはじめとするグループ金融会社を通して、法人のお客さまに対する多様な資金調達手段、M&Aや証券化といった金融ソリューション、投資信託等の資産運用商品などを提供しています。

【前年度の成果】
シンジケーション

三井住友銀行は、「市場型間接金融」を代表する資金調達手段であるシンジケートローンを大企業から中堅企業層まで積極的に推進し、国内での組成件数490件（前年比141件増加）、組成金額5兆5,000億円（同1兆円増加）と業容を大きく拡大しました。また、三井住友銀行は、これまでに80件以上のバンクミーティング開催をアレンジし、お客さまのスムーズな資金調達をサポートしてきました。

デリバティブ

金利・為替リスクを対象とする伝統的な商品に加えて、原油等を原資産とするコモディティ・デリバティブ取引を拡大（前年度比5倍以上）するなど、お客さまのさまざまなリスクヘッジニーズに対応した商品を充実させています。

ストラクチャード・ファイナンス

特許権・知的財産・動産を担保としたファイナンスなどの新たな金融手法や、MBOファイナンス・不動産ファイナンスといった成長分野に積極的に取り組んでいます。また、プロジェクト・ファイナンスで、アジアで第2位（邦銀では1位）の評価をいただいているほか、国内PFI市場でも、国のPFI第1号事業（公務員宿舎赤羽住宅）で主幹事を獲得しました。

資本市場からの資金調達

大和証券SMBC（株）では、三井住友銀行との連携の効果もあり、普通社債および新規公開株式主幹事リーグテーブルで第1位を獲得したほか、既公開株式主幹事リーグテーブルで第2位を獲得しました。

【今後の取り組み】
新しいファイナンス手法への取り組み

SMFGは、市場型間接金融手法を中心とする、お客さまのニーズに合った先端的で多様な金融商品を提供していきます。シンジケーションでは、国内外での豊富な経験を活かし、お客さまにご満足いただける革新的なサービスの提供にますます注力し、また、三井住友銀行本体の信託機能も活用して資産流動化分野などでの新たな金融商品の開発を進めていきます。

専門的な金融ソリューション提供能力の強化

お客さまの潜在的なニーズに的確にお応えする専門的な金融ソリューション提供能力の強化を進め、お客さまの積極的な財務戦略や事業戦略の展開をお手伝いしていきます。特に、事業再編の分野においては、当グループの幅広い情報網を最大限活用し、付加価値の高い提案を実施します。厳格なコンプライアンス管理のもと、三井住友銀行と大和証券SMBC（株）が連携して、企業の売却・買収・合併、資本提携、合弁企業の設立、MBO等、さまざまなケースについてお手伝いします。

業務環境変化への対応

市場誘導業務や証券仲介業務の解禁に対応して、お客さまの直接金融に関連するニーズに応え、一層の金融サービス向上を図っていきます。

① IPO公募・売出ブックランナー

(2003/4/1-2004/3/31)

順位	証券会社	発行数	額（百万円）	シェア（%）
1	大和証券エスエムビーシー	21	201,053	30.29
2	日興シティグループ証券	18	182,611	27.51
3	野村証券	26	171,730	25.87
4	モルガン・スタンレー証券	2	27,691	4.17
5	新光証券	19	17,024	2.56

(出所) THOMSON DealWatch

② 既公開公募・売出ブックランナー

(2003/4/1-2004/3/31)

順位	証券会社	発行数	額（百万円）	シェア（%）
1	野村証券	73	653,709	38.49
2	大和証券エスエムビーシー	42	476,186	28.03
3	日興シティグループ証券	24	447,636	26.35
4	UBS証券	1	30,973	1.82
5	新光証券	17	26,396	1.55

(出所) THOMSON DealWatch

③ 普通社債主幹事（自社債を含む）

(2003/4/1-2004/3/31)

順位	証券会社	発行数	額（百万円）	シェア（%）
1	大和証券エスエムビーシー	115	1,903,716	20.7
2	野村証券	115	1,794,312	19.5
3	みずほ証券	105	1,442,265	15.6
4	三菱証券	54	1,089,554	11.8
5	日興シティグループ証券	76	1,040,672	11.3

(出所) Thomson Financial, THOMSON DealWatch

企業再生ビジネス

SMFGは三井住友銀行の戦略金融部門を中心として、企業再生ビジネスに積極的に取り組んでいます。

【前年度の成果】

戦略金融部門は、取引先企業の再建や事業再編等に集中的に取り組むため、平成14年12月に発足しました。以来、不良債権問題の早期解決および取引先企業の再生に積極的に取り組んでいます。

不良債権問題への取り組み状況

平成15年度における三井住友銀行の金融再生法に基づく開示債権の削減実績は約2兆5,000億円でしたが、その約8割に当たる2兆円を戦略金融部門で削減しています。

具体的には、破綻懸念先についてはオフバランス化手法を積極的に活用する一方、大口主力先については産業再生機構や私的整理ガイドライン等を活用することにより、不良債権の処理を加速し、企業再生への取り組みを強化しました。

企業再生への積極的な取り組み

平成15年度は、2つの企業再生ファンドの立ち上げを行いました（デイスターファンド、日本エンデバーファンド）。これは、再生の可能性のある取引先企業を対象に、投資銀行的手法も含めた各種手法により企業再生を実現するとともに、新たな収益機会の捕捉も目的としたものです。

平成15年11月には、ゴールドマン・サックス証券会社との業務提携の一環として、同社、大和証券SMBCプリンシパル・インベストメンツ（株）および日本政策投資銀行と共同でSMFG企業再生債権回収（株）を設立し、日本エンデバーファンドより企業再生業務を受託して本格的に企業再生業務を開始しました。今後は、各社が有する人材、スキル、ノウハウ、資金を最大限に活用しつつ、受託対象企業と協働して再建計画の早期実現に向け取り組んでいきます。

【今後の取り組み】

平成14年度から進めてきた、取引先企業の事業再生への取り組みを一層積極化させ、平成16年度中の不良債権問題の完全決着を図ります。

不良債権問題の完全決着

金融再生プログラムが掲げる不良債権半減目標を達成し、平成16年度中の不良債権問題の完全決着を目指します。

オフバランス化手法の活用とともに、取引先企業の事業再生への取り組みをさらに強化し、不良債権問題の決着、新BIS規制への対応を進めます。

また、SMFG企業再生債権回収（株）が本格的に稼動したことに伴い、日本エンデバーファンドと同社を活用した企業再生スキームを積極的に活用していきます。

産業再生機構については、今後も積極的な活用を継続していきます。

企業再生ビジネスのさらなる進展に向けて

企業再生業務の現場において常に的確な判断を行うためには、再生しようとする企業の実態把握とともに業界知識、産業構造の変化の方向性を感知する能力が求められます。

さらに、過剰債務に陥っている企業の事業構造や財務のリストラクチャリングを支援するために、M＆Aをはじめとした投資銀行的手法の活用が有効的な場面も多く、企業再生に取り組む人材には、高いレベルの知識とビジネスセンスが求められます。

こうした能力は、健全な企業との取引においてもリストラクチャリングや事業の改革を支援し、資金ニーズを発掘する等、銀行の本来業務を推進していくにあたっても重要とされる能力です。

戦略金融部門が発足した狙いは、一義的には不良債権の処理を加速することですが、不良債権問題の完全決着という出口が見えてきた現在、この企業再生業務で培ったノウハウを、銀行全体のビジネスチャンスの発掘に活かしていくという発想を念頭に置き、企業再生に取り組んでいきたいと考えています。





SMFG企業再生債権回収（株）

▌環境活動▐

三井住友フィナンシャルグループと環境問題

当社およびグループ各社は、環境問題を重要な経営課題と認識し、活動の基本方針として「グループ環境方針」を定めています。また、グループ環境委員会を設置し各社連携した活動を推進しています。

「グループ環境方針」

＜基本理念＞

当社グループは、「持続可能な社会」の実現を重要課題のひとつであると認識し、地球環境保全と企業調和のため、継続的な取組を行い、社会・経済に貢献します。

＜グループ環境方針＞

◆ 地球環境の維持向上に貢献できる商品・情報・ソリューションの提供を通じてお客さまの環境問題への対応をご支援します。

◆ 環境に関するリスクを認識し、当社および社会全体の環境リスク低減を図ります。

◆ 省資源、省エネルギー、廃棄物の削減などの取り組みを通じ、社会的責任の履行を果たします。

◆ 環境関連法令・規則等を遵守します。

◆ 環境に関する情報を開示し、社内外との対話を通じて環境保全活動の継続的な改善を図ります。

◆ 本方針の社員への徹底と社内教育に努めます。

◆ 本方針は、当社ホームページ等で公表し、外部からの要請があれば配付を行います。

平成15年6月1日　株式会社　三井住友フィナンシャルグループ　社長　西川　善文

三井住友フィナンシャルグループでの環境配慮行動

当社では「グループ環境方針」に基づき、①環境負荷軽減（社会的責任の履行）、②環境リスク対応、③環境ビジネス、の3つを環境配慮行動の柱としています。

グループ環境委員会では、この柱を中心に環境目標を設定し、計画の策定、実行、点検、見直しのPDCAサイクルに従い、計画的に環境活動に取り組んでいます。

「グループ環境委員会」



「環境配慮行動とPDCAサイクル」



三井住友フィナンシャルグループとしての取り組み

当社では、お客さまへの情報提供に力を入れています。主な取り組みは以下のとおりです。

●環境情報誌「SAFE」の発行

本誌は主に法人のお取引先へ環境情報を提供することを目的に、平成8年から隔月で発行しています。現在の発行部数は約4,000部で、グループ各社のお取引先、過去に次項の環境セミナーへ参加いただいたお客さまなどへ送付しています。

本誌では、毎号環境先進企業トップへのインタビューや環境技術の紹介、法規制の動向など時事の話題を掲載しています。



（SAFE概要）

- ●創刊日　　　平成8年4月
- ●発行元　　　SMFG広報部
- ●発行部数　　約4,000部
- ●主な送付先　各社取引先、官公庁など
- ※SMFGホームページ（環境頁）にも掲載

● SMFG環境セミナー

平成16年3月3日に、第2回三井住友フィナンシャルグループ環境セミナーを開催しました。当日は、グループ各社のお取引先を中心に、東西合わせて350名のお客さまにご参加いただき、「土壌汚染に関る取引事例」「環境情報開示の制度化」などをテーマに講演を実施しました。

参加者のアンケートでは、当社に対して「環境問題に関する情報提供を希望する」という意見が多数あり、今後もセミナーの開催をはじめ、情報誌の発行や書籍の出版等、お客さまの環境事業への側面支援を行っていく予定です。

（セミナーアンケート結果）

SMFGに求めること

情報提供	エコファンド等	環境コンサルティング	融資業務
76%	9%	7%	5%



●UNEP（国連環境計画）「環境と持続可能な発展に関する金融機関声明」への署名

当社は、UNEPの環境声明に署名しており、情報提供活動の一環として、平成15年10月に東京で開催された「UNEP年次会議」の円滑な運営に協力しました。

※UNEPとは国連の環境専門機関で、業界別の支援組織を設置し環境保全活動を推進しています。なお当社は金融業界が参加するUNEP FIに参加しています。

● SRIインデックスファンド組入

当社株は、世界の主要なSRIインデックス5本のうち、3本に組入れられています。

これは、当社の環境問題への取り組みや社会貢献活動などが評価されていることを示すものといえます。

【組入済SRIインデックス】

FTSE4Good Global Index
Ethibel Sustainability Index Global
Morningstar Socially Responsible Investment Index

環境活動 ■

グループ各社での主な取り組み

グループ各社では、①環境負荷軽減（社会的責任の履行）、②環境リスク対応、③環境ビジネス、の３つの環境配慮行動を柱とし、以下の取り組みを行っています。

項　目		三井住友銀行	三井住友カード	三井住友銀リース	日本総合研究所
環境負荷軽減	電力量、水道使用量などのエネルギー使用量削減	○	○	○	○
	グリーン購入の推進	○	○	○	○
	紙使用量抑制	○	○	○	○
	環境教育	○	○	○	○
環境リスク対応	与信上の環境リスクに関する規程整備	○		○	
	リユースを目的とした売却推進			○	
	環境に関する政策・施策提言の実施				○
環境ビジネス	土壌汚染、ISO認証取得支援ビジネス推進	○			○
	省エネ型ビジネスの推進（ESCO、ESP事業）			○	○
	書籍の出版等の情報提供				○

左余白（縦書き）: 環境活動

環境負荷軽減（社会的責任の履行）

これは、オフィスでの省エネや紙の使用量削減といった、直接的な環境への負荷を軽減する活動です。具体的には、事務合理化、経費削減の視点も踏まえたエネルギーや紙の使用量削減など、省資源への取り組みが重要なテーマとなります。電力などのエネルギー使用量の削減について、各社では、定量目標を設定する取り組みを行っています。（58・59ページ参照）

三井住友銀行や日本総合研究所では、ITの活用と業務プロセスの見直しによるペーパレスを志向し、社内資料などの業務に関する情報の電子化（データベース化）等を推進しています。

さらに、三井住友銀行では、日本自然エネルギー（株）のグリーン電力証書制度を活用し、自行の省エネルギー、環境対策に役立てています。平成15年4月〜平成16年3月までの発電量は855,000kWhとなっています。

（グリーン電力証書システム）

自然エネルギー（化石燃料削減）や、CO_2排出削減といった価値を「グリーン電力証書」という形で具体化することで、企業等が自主的な省エネルギー、環境対策の一つとして利用できるようにするシステム。

環境リスク対応

　企業活動は一般に、エネルギー消費や廃棄物処理等に関連して既に顕在化した負荷のみならず、土壌汚染等の潜在的な負荷を環境に対して与えると考えられます。これら企業活動における環境負荷が大きく顕在化し、かつ公に認知された際には、法律的・社会的な要請等を通じた売上・資産価値の減少や、費用・負債の増大といった取引先の経営リスクとして、当社自身のリスクにもつながり、業務上の与信判断等に影響を与える可能性があります。銀行等が与信判断を行うなかでこのような視点を織り込んでいく必要性があるものと考えられます。

（環境リスクの類型）



　三井住友銀行では、環境審査強化の一助として、平成16年3月に国際協力銀行と「環境審査に係る協定書」を締結しました。本協定により三井住友銀行が国際協力銀行と協調融資を行う際に、同行の環境審査情報の提供を受けることが可能となりました。

　また、日本総合研究所ではメディアの取材やこれらへの寄稿、さらには政府や各自治体の委員会における活動や各種イベントなどでの発表を通じて、企業活動や家庭生活がもたらす環境への影響について警鐘を鳴らし、かつ、これらに関する政策の提言やこれらリスクへの対応施策の提案を行うなど、社会に向けた幅広い環境啓発活動を行っています。

環境ビジネス

　当社では、グループ各社のそれぞれの特性を活かして、お取引先とのさらなる関係強化を図ると同時に、環境負荷軽減に資するさまざまな活動を行っています。

（環境ビジネスの例）

環境ビジネス	主な対象商品・サービス
環境配慮型企業への資金供給（プロジェクト・ファイナンス　シンジケートローン等）	環境設備導入・エコカー導入等
	風力発電・バイオマス発電等
天候不順などのリスクヘッジ	天候デリバティブ
運用商品・運用関連サービスの提供	エコファンド：Web通帳
コンサルティング	土壌汚染、ISO取得支援等
環境関連インキュベーション	土壌浄化、ESCO/ESP事業等
情報提供	情報誌発行・セミナー開催

◆三井住友銀行の活動
●資金供給（プロジェクト・ファイナンス）

　現在、風力や太陽光など自然エネルギーを利用した発電への関心も高まっていますが、三井住友銀行では、平成15年3月に北九州市の響灘（ひびきなだ）地区での風力発電事業にプロジェクト・ファイナンス方式で資金を支援しました。

　このプロジェクトの特徴は、風力発電事業としては、西日本最大級規模で、全国初の政令指定都市に立地する大型風力発電事業であること、都市銀行と地方銀行が協調して風力発電事業を支援する国内初の案件である、ということであります。

（プロジェクトスキーム）



また、平成16年7月6日、三井住友銀行は、東京都が公募した「東京都スーパーエコタウン事業」の一環である東京臨海リサイクル発電事業に対し、リードアレンジャーとして総額230億円のプロジェクト・ファイナンスを組成しました。本事業は、国内最大規模の処理能力を有する廃棄物リサイクル処理・発電施設を建設運営するものです。排出者からの廃棄物処理受託収入を主な返済原資とし、融資銀行がマーケットリスクを取る廃棄物処理施設向けプロジェクト・ファイナンスとしては国内第一号の案件です。

三井住友銀行は、今後ますます必要性が高まるものと考えられる風力等の自然エネルギーによる発電やリサイクル発電事業等、持続可能な社会の形成に資する企業等のサポートに、積極的に取り組んでいく予定です。

(プロジェクトスキーム)



○天候デリバティブ

三井住友銀行では、天候デリバティブの取り扱いをしています。天候デリバティブとは、気温や降水量、積雪量などの気象条件を対象としたデリバティブ取引であり、地球温暖化などによる天候不順や異常気象などにより事業収益が悪化するリスクをヘッジするために利用されます。

(天候デリバティブ)



（天候デリバティブのニーズ）

業種	主なリスク	ヘッジ対象
ガス	気温	猛暑・暖冬による売上減少
電力		
エアコン製造・販売		冷夏・暖冬による売上減少
食品・飲料		
外食産業	降水量 気温	悪天候による客足減少／季節商品の売行不振
百貨店		
観光／レジャー産業	降水量 気温 積雪量	悪天候による客足減少／興行中止による払戻し
屋外型テーマパーク		
農業関連	降水量 気温	少雨・多雨・猛暑・冷夏による不作

◉エコファンドの販売

三井住友銀行は、UBS日本株式エコファンド（エコ博士）を販売しています。エコファンドとは、環境活動の優れた企業を投資対象とする投資信託です。日本総合研究所は、本ファンドの調査を受託しており、この受託に伴う収益の一部をWWF（財団法人世界自然保護基金）へ寄付しています。

(エコファンドスキーム)



● 『Web通帳』推進

　三井住友銀行では、通帳を発行せずにインターネット画面で取引内容を確認できる『Web通帳』の取り扱いを開始しました。これにより紙の使用量を大幅に削減でき、三井住友銀行だけでなくWeb通帳の利用者も同時に環境保全に貢献できるメリットが生まれました。本通帳については、平成16年5月～7月に『Web通帳キャンペーン』を実施し、期間内にWeb通帳を申し込まれたお客さま一人につき10円を、三井住友銀行よりWWF（財団法人世界自然保護基金）へ寄付する予定です。



● エコ・コンサルティング

　エコ・コンサルティングは、お取引先の事業へのアドバイスを通じて、環境経営全般を支援するもので、三井住友銀行と日本総合研究所がタイアップして実施しています。具体的には、三井住友銀行が取引先からのニーズに基づき日本総合研究所を紹介し、同社の各分野の専門家がコンサルティングを実施しており、お客さまの幅広く、かつ高度なニーズに対応できる体制となっています。

（コンサルティングスキーム）



◆日本総合研究所の活動

　日本総合研究所では、前述のエコ・コンサルティングのほか、環境関連インキュベーションを積極的に推進しております。

●土壌汚染浄化事業への取り組み

　日本総合研究所では、地中の汚染物質をガラス化して無害化する米国の「原位置ガラス固化技術」を日本に導入し、政府等の協力も得ながら建設会社等の複数の企業とコンソーシアムを創設し、平成7年に土壌汚染浄化の専門事業会社として（株）アイエスブイジャパンを設立しました。この技術は汚染土壌に4本の電極を設置し、1,400℃から2,000℃の高熱を発生させることにより汚染土壌を溶解し、その後冷却を行うことで汚染土壌を無害のガラスにかえるというもので、安全に汚染物質の浄化を行うことができるというものです。特にダイオキシン、PCBや土壌に残留した農薬等に効果があり環境省や農林水産省にも評価されています。

（原位置ガラス固化コンソーシアム）



●ESP（エネルギーサービスプロバイダ）事業への取り組み

ESPとは、電気料金を固定費から変動費（経営管理の対象）とすることを目的とし、省エネサービスを行うものです。イーキュービック（株）は日本総合研究所のコンソーシアムを母体に設立された本邦初のESP事業会社で、主要設備・機器における電力消費データの収集・分析、管理レポートの作成を自動的に行うシステムを開発し、エネルギー消費の「可視化」を実現しました。

お客さまは、社内での日々の電力消費を正確に把握（需要管理）でき、無駄なエネルギー消費の指摘・行動改善の指示を的確に出すことが可能となります。なお、サービス料は、エネルギーコスト削減金額の中からお支払いいただきます。民生業務部門の顧客を主要な対象とし、年間1,000億円の市場規模を想定しています。

●ESCO（エスコ）事業への取り組み

ESCO（Energy Service Companyの略）とはビル・施設の省エネルギー診断、省エネルギー提案、省エネルギー設備の企画・設計・施工、またエネルギー削減額の保証までも行う総合エネルギーサービス会社のことをいいます。

（株）ファーストエスコは、日本総合研究所のコンソーシアムを母体に設立された本邦初のESCO事業会社で、需要側のエネルギー削減への取り組み提案（照明、空調、受変電、動力）から、分散型エネルギー供給（各種エンジンによるコージェネレーション、燃料電池、バイオマス発電）等を行っています。

ESCO事業は、日本には従来なかった事業形態ですが、米国では年間1,000億円以上の市場を形成しており、経済産業省は日本においても10年後には年間1,300億円の市場規模に拡大すると試算しています。

◆三井住友銀リースの活動
●ESCO事業への取り組み

三井住友銀リースでは、ESCO事業の側面的なサポートを推進しています。具体的には、お客さまが前述の（株）ファーストエスコの省エネ提案に基づき、省エネ機器の導入等を実施するにあたって、リースの提案を行っています。エネルギーサービス料がエネルギー削減額の範囲内に収まり、キャッシュフロー上の新たな負担の無いスキームを提案しています。

（エスコ事業スキーム）



ISO14001 認証取得（審査登録）

　三井住友銀行と日本総合研究所では、環境配慮行動を国際規格に則って運用するために、環境マネジメントシステムの国際規格（ISO14001）の認証を取得しています。



（認証範囲）
本店、大阪本店、大手
町本部、神戸本部




持続可能な社会の実現を目指して

　三井住友銀行および日本総合研究所では環境マネジメントシステム（EMS）に関する教育を年間教育プログラムの一つとして、取り入れています。その他のグループ各社でも教育プログラムとして取り入れることを検討中です。持続可能な社会の実現には、企業活動と個人活動の両輪がうまく機能することが必要ですが、それぞれがより充実したものになるようさまざまな活動を推進していきます。

（持続可能な社会の実現を目指して）



事業活動に伴う環境負荷およびその低減に向けた取り組みの状況

　ISO14001の認証を取得している三井住友銀行と日本総合研究所の平成15年度の主な目標と実績は以下のとおりとなっています。

平成15年度の主要環境目標と実績

◇三井住友銀行

項目		環境目標		実績／主な施策
環境負荷の軽減	エネルギーの使用	電力、都市ガス、上下水道の使用量の削減（4本部ビル）⇒平成13年度比各4％削減	☺	電力・水道使用ルールなどの徹底（対象:本店、大手町本部、大阪本店、神戸本部）
	紙の使用	紙使用量の削減⇒基準値比2％削減(本部各部)	☺	紙使用ルールなどの徹底、各部独自の取り組みによる削減推進
	グリーン購入	文具用度品のグリーン購入拡大	☺	グリーン購入法適合商品への切替推進
	従業員教育	教育研修を通じた環境問題対応および自覚の徹底	☺	全店でのEMS教育、階層別のEMS教育等の実施
環境リスク対応	与信環境リスク低減	与信環境リスクの制御を通じた当行および顧客の環境リスク低減に向けた施策の遂行	☺	行内与信関連規程の改定と定着化推進
環境ビジネス	取引先支援	環境ISO取得支援／環境配慮型企業への資金供給等	☺	土壌汚染コンサルティングスキーム／環境関連融資の推進

◇日本総合研究所

項目		環境目標		実績／主な施策
環境負荷の軽減	エネルギーの使用	一般電力使用量の削減⇒単位面積当たり平成14年度以下に抑制	☺	四半期ごとに電力使用量の検証／省エネタイプPCの導入推進
	紙の使用	コピー用紙の1人当たり使用量の削減⇒平成14年度比3％削減	☺	表裏コピー励行/各部別コピー発注量の管理制度導入
	グリーン購入	継続的な文具類、PCなどのグリーン調達を推進	☺	各部に「グリーン調達検証表」の作成を依頼し、四半期ごとに集計・検証
	従業員教育	全社教育および部門内教育の二本だてでの環境教育実施	😐	社内Webでの情報発信、定期的な全社打合せ会の開催、部門内勉強会の定例開催等の実施　効果検証に課題あり
環境リスク対応	政策・施策提言	さまざまなメディア・発表の機会を通じた、環境に関する政策や施策の提言	☺	新聞、雑誌の取材、寄稿、政府および自治体の委員会等における活動、各種イベントにおける発表等を通じ実現
環境ビジネス	取引先支援	環境分野での事業創出、環境関連事業を積極的に推進	☺	ISO取得支援、イーキュービック(株)の設立等、各種環境経営コンサルティングを実施
	情報提供	環境関連書籍の出版等による情報提供	☺	各種講演会、セミナーの開催環境関連図書の出版

【評価基準】　「 ☺ 」目標達成
　　　　　　　「 😐 」数値抑制や改善効果等あるも目標未達成[定量目標の場合は80％以上の達成率]
　　　　　　　「 ☹ 」目標未達成

平成16年度主要目標

平成16年度は、グループ各社ごとに以下の目標を設定し、環境活動を推進していきます。

◆三井住友銀行

項 目		環境目標
環境負荷の軽減	エネルギーの使用	電気、上水道、都市ガス使用量の削減 ⇒平成13年度比6％削減 ＊対象拠点は、4本部ビル（本店、大手町本部、大阪本店、神戸本部）
	紙の使用	本部各部の紙使用量を基準値比2％削減
	グリーン購入	文具用度品のグリーン購入拡大
	従業員教育	教育研修を通じた環境問題対応および自覚の徹底
環境リスク対応	与信環境リスク低減	与信環境リスクの制御を通じた当行および顧客の環境リスク低減に向けた施策の遂行
環境ビジネス	取引先支援	環境ISO取得支援／環境配慮型企業への資金供給等
	サービス提供	Web通帳促進

◆三井住友カード

項 目		環境目標
環境負荷の軽減	エネルギーの使用	単位面積当たりの電力使用量の削減 ⇒平成14年度比2％削減 従業員1人当たりの水道使用量の削減 ⇒平成14年度比2％削減 （対象は支店・サービスセンターを除く拠点）
	紙の使用	従業員1人当たりのコピー用紙使用量削減 ⇒平成14年度比削減
	グリーン購入	再生紙の完全導入
	従業員教育	従業員への継続的な環境教育および環境情報発信

◆三井住友銀リース

項 目		環境目標
環境負荷の軽減	エネルギーの使用	水道・電力使用量の削減 ⇒平成13年度比、従業員1人当たり8％削減
	紙の使用	紙使用量の削減 ⇒平成13年度比、従業員1人当たり8％削減
	グリーン購入	文具用度品のグリーン購入拡大
	従業員教育	教育研修を通じた環境問題および自覚の徹底
環境リスク対応	リユース促進	リース期間満了物件のリユース向上
環境ビジネス	取引先支援	省エネ貢献型リースの推進

◆日本総合研究所

項 目		環境目標
環境負荷の軽減	エネルギーの使用	一般電力使用量の削減 ⇒単位面積当たり平成14年度比3％削減
	紙の使用	コピー用紙の1人当たり使用量の削減 ⇒平成14年度比6％削減
	グリーン購入	継続的な文具類、PCなどのグリーン調達を推進
	従業員教育	従業員への継続的な環境教育および環境情報発信
環境リスク対応	政策・施策提言	さまざまなメディア・発表の機会を通じた、環境に関する政策や施策の提言
環境ビジネス	取引先支援	環境分野での事業創出・環境関連事業の推進
	情報提供	環境関連書籍の出版・講演会、セミナーの開催等による情報提供

社会貢献活動

社会貢献活動

社会貢献の３つの柱

　当社およびグループ各社は、社会の健全な発展に貢献する企業集団を目指し、「良き企業市民」として社会貢献に努めています。

　特に「福祉活動」「国際協力」に重点を置き、これらの分野で専門的な活動を行っている民間非営利組織（NPO）との連携を図りながら、広く内外社会の発展に貢献する活動に取り組んでいます。また、社員一人ひとりが社会に関心を持ち、自らの見識を深めながら、積極的に課題解決に取り組んでいくことが大切であるとの考えから、「社員のボランティア活動」を積極的に支援しています。

　これからも、当社およびグループ各社では、すべての社員とともに豊かな社会の実現を目指して社会貢献活動に取り組んでいきます。

福祉活動

国際協力　　社員の
　　　　　　ボランティア
　　　　　　活動支援

福祉活動

　豊かな社会の実現に貢献するための福祉活動を行っています。

●書き損じはがきの寄贈

　当社では、グループ各社の社員から「書き損じはがき」を募集し、未使用切手に交換のうえ、ボランティア団体に寄贈しています。

●三井住友銀行ボランティア基金

　有志社員の給与から毎月一律 100 円を天引きして、災害や経済的困難等にかかわる援助を行うボランティア団体等への寄付を行っており、約１万人が加入しています（平成16年３月現在）。平成15年度の取り組みは以下のとおりです。



　＊マラリアや結核などの感染症が蔓延するハイチ共和国のスラム地域の保健センターに、１年間の運営費を寄付しました。



＊アフガニスタン北部で紛争や地雷により被害を受け障害を負った人たちへの治療費用を寄付しました。



＊カンボジアで、エイズにかかった孤児たちが暮らす施設に医療スタッフの費用を寄付しました。



＊子供向けの本が非常に不足しているカンボジアで、現地の民話絵本「２匹のかわうそ」の出版と先生の読み聞かせ研修会にかかる費用を寄付しました。



＊子供向けの本が非常に不足しているラオスで、学校図書室の開設と子供の情操教育を行う子供文化センターの運営費用を寄付しました。



＊経済的な理由などで就学できないラオスの小学生に奨学金を寄付しました。



＊経済的な理由などで就学できない中国農村部の児童に奨学金を寄付しました。



＊ケニアの難民キャンプで、民族紛争や災害により破壊された簡易住居の修復費用を寄付しました。





＊アフリカのマリ共和国の砂漠で、稲作のためにクリーク（水路）を建設する費用を寄付しました。



＊バングラデシュの農村を、識字教育や衛生改善、収入向上活動等により支援するプロジェクトに寄付しました。



＊インドネシアで、小学校のトイレや水飲み場の設置や、机・椅子の寄贈、保護者への農業指導にかかる費用を寄付しました。



＊三宅島噴火被災者が集まる島民集会にて、高齢や障害のために参加が難しい方々の移動費用を寄付しました。

●未使用テレホンカードの寄贈

三井住友銀行では、毎年、社内で「未使用テレホンカード」を募集し、ボランティア団体に寄贈しています。

●使用済み切手、使用済みプリペイドカードの寄贈

三井住友カードでは、毎年、社員から「使用済み切手」「使用済みプリペイドカード」を募集し、ボランティア団体に寄贈しています。

●地域での公開講座開催



日本総研では、本社所在地の千代田区にて、参加無料の「日本総研アクティブシニアアカデミー公開講座」を開催しています。本講座では、シニア世代に地域社会の課題解決に積極的に参加いただくための情報を提供しています。第1回は平成16年4月に「日本経済の行方」のテーマで行いました。以降平成17年3月まで、毎月1回開催の予定です。

国際協力

国際社会の発展に貢献する活動を行っています。

●ユニセフ（国際連合児童基金）への支援

＊三井住友銀行は、ユニセフ外国コイン募金実行委員会のメンバー企業として、同募金活動の運営に協力しています。当行の国内本支店・出張所の店頭に「外国コイン募金箱」を設置して協力を呼びかけ、集まった募金はグループ会社「SMBCグリーンサービス」の協力を得て各国通貨別に仕分けし、ユニセフに送っています。活動を開始した平成4年からの募金総額は4億1,900万円にものぼっています（下図ご参照）。

また、普通預金の税引後利息をユニセフに寄付していただく「ユニセフ愛の口座」を取り扱い、三井住友銀行でもお客さまと同額の寄付をしています。

＊三井住友カードでは、VISAジャパン協会の会員向けポイントサービス「ワールドプレゼント」を通じて、カード会員の方からの寄付金を毎年日本ユニセフ協会へ寄付しており、同制度を開始した平成4年からの募金総額は1億5,700万円にものぼっています。また、「ユニセフVISAカード」や「赤い羽根VISAカード」など社会貢献型カードを発行し、各団体の活動資金として、カード利用額の一部を寄付・還元することで、よりよい社会づくりに貢献しています。

～外国コイン募金活動への取り組み～



外国通貨による募金を三井住友銀行の店頭募金箱で受付けます。



全国の空港などから集められた外国通貨とともに、三井住友銀行グループ会社「SMBCグリーンサービス」に送られ、各国通貨別に仕分します。



©UNICEF

「ユニセフ外国コイン募金実行委員会」各社の協力により、外貨を各国の銀行に輸送し、米ドルに換金した後、ユニセフを通じて世界の子供のために使われます。

◎SMBC GLOBAL FOUNDATION

アジアの大学生への奨学金の支給などを目的に設立された同財団は、タイ、中国、インドネシア、シンガポール等で助成活動を行っています。現在は教育関係支援に加え、米国地域貢献などに活動を広げています。

○三井住友銀行国際協力財団

開発途上地域の経済発展に資する人材の育成および国際交流を目的とし、アジアの留学生への奨学金支給や発展途上国に関する研究機関・研究者への助成を行っています。

社員のボランティア活動支援

社員自らが行うボランティア活動を支援しています。ボランティア活動によって社会に対する見識がより深まると考えています。

○ボランティアスタッフ YUI（ゆい）の活動

三井住友銀行では、社員自らが企画立案を行う社内ボランティア組織「YUI」の支援を行っています。名称は江戸時代に共同で農作業を行う「結」に由来し、さまざまな人との「つながり」を大切にしたいという気持ちが込められています。平成15年度は以下のような活動を行いました。



＊耳の不自由な子供たちが通う小学校で、平成14年度より年2回パソコン教室を開催し、筆談や手話で説明しながら、子供たちにパソコンの操作方法を教えています。

＊社員から集めた物品をバザー会場で販売し、売上金をボランティア団体に寄付する活動を平成13年度より毎年行っています。
＊在宅サービスセンターに通う高齢者の方に歌を披露していただく晴れの舞台を演出するイベントを、平成14年度より年1回開催しています。

●手話講習会の開催



三井住友銀行では、耳の不自由な方への理解を深めることや業務を通じた社会貢献として店頭でのお客さまサービスの向上を目的とし、平成9年度より毎年、手話講習会を開催しています。参加人数は年々増加しており、平成15年度は189人の有志社員が受講しました。受講後は、店頭でのお客さまとの会話をはじめ、手話を使ったボランティア活動への参加や、受講した社員が講師となって初心者の社員を対象とした手話講習会を開催するなど、各自の受講成果をさまざまに活かしています。

◎ボランティア体験講座の開催

三井住友銀行では、社員が業務後や休日を利用して気軽にボランティアを体験できるイベントを開催しています。また、ボランティア活動に関する各種情報を社員に案内し、積極的な参加を呼びかけています。平成15年度の取り組みは、次のとおりです。



＊盲導犬のデモンストレーションやアイマスクをしての歩行・飲食体験を通して、目の不自由な方へのサポートの仕方を学ぶ親子参加のイベントを開催しました。



＊耳の不自由な方をサポートする聴導犬とのふれあいや初歩的な手話の習得を通じて、耳の不自由な方への理解を深めるイベントを他社との共同で開催しました。



＊目の不自由な方々と、野鳥のさえずりや樹木・草花の感触・香りなどの自然観察を楽しむイベントを他社との共同で開催しました。



＊アイマスクをした状態でお札を数えたり、名刺に点字を打つことなどを体験するイベントを、他社との共同で開催しました。

○地域クリーンアップへの参加



＊平成16年4月、三井住友銀行の有志社員約200名が、東京都の荒川河川敷において、清掃活動と河川の水質調査を実施しました。



＊三井住友銀リースでは、大阪本社の社員が自主的かつ継続的に御堂筋の早朝清掃を行うなど、地域の美化に貢献しています。

（資料編）

CONTENTS

コーポレートデータ

┃コーポレートデータ┃

三井住友フィナンシャルグループの概況 (平成16年3月31日現在)

（□は連結子会社、○は持分法適用会社）

株式会社 SMFG 三井住友フィナンシャルグループ

株式会社 三井住友フィナンシャルグループ

銀行業

主な関係会社

＜国内＞
- □株式会社三井住友銀行
- □株式会社みなと銀行（東京・大阪各証券取引所市場第一部上場）
- □株式会社関西アーバン銀行（大阪証券取引所市場第一部上場）
- □株式会社ジャパンネット銀行（インターネット専業銀行）
- □SMBC信用保証株式会社（信用保証業務）

＜海外＞
- □Sumitomo Mitsui Banking Corporation Europe Limited
- □Manufacturers Bank
- □Sumitomo Mitsui Banking Corporation of Canada
- □Banco Sumitomo Mitsui Brasileiro S.A.
- □PT Bank Sumitomo Mitsui Indonesia

リース業

主な関係会社

＜国内＞
- □三井住友銀リース株式会社
- □三井住友銀オートリース株式会社

＜海外＞
- □SMBC Leasing and Finance, Inc.

その他事業

主な関係会社

＜国内＞
- □三井住友カード株式会社（クレジットカード業務）
- □さくらカード株式会社（クレジットカード業務）
- □アットローン株式会社（個人向けローン業務）
- □SMBCキャピタル株式会社（ベンチャーキャピタル業務）
- □SMBCコンサルティング株式会社（情報提供サービス業務）
- □SMBCファイナンスサービス株式会社（融資業務、ファクタリング業務、集金代行業務）
- □フィナンシャル・リンク株式会社（情報処理サービス業務、コンサルティング業務）
- □SMBCフレンド証券株式会社（東京・大阪・名古屋各証券取引所市場第一部上場）（証券業務）
- □株式会社日本総合研究所（システム開発・情報処理業務、コンサルティング業務、シンクタンク業務）
- □株式会社さくらケーシーエス（大阪証券取引所市場第二部上場）（システム開発・情報処理業務）
- □さくら情報システム株式会社（システム開発・情報処理業務）
- □SMFG企業再生債権回収株式会社（企業再生コンサルティング業務、債権管理回収業務）

- ○大和証券エスエムビーシー株式会社（証券業務）
- ○大和住銀投信投資顧問株式会社（投資顧問業務、投資信託委託業務）
- ○三井住友アセットマネジメント株式会社（投資顧問業務、投資信託委託業務）
- ○ジャパン・ペンション・ナビゲーター株式会社（確定拠出年金の運営管理業務）
- ○株式会社クオーク（個品割賦あっせん・総合割賦あっせん業務）

＜海外＞
- □SMBC Capital Markets, Inc.（スワップ業務、投融資業務）
- □SMBC Capital Markets Limited（スワップ業務）
- □SMBC Securities, Inc.（証券業務）
- □Sumitomo Mitsui Finance Australia Limited（投融資業務）

役員の状況 （平成16年6月30日現在）

取締役

取締役会長	岡田　明重	
取締役社長	西川　善文	
取締役副社長	北山　禎介	広報部、企画部、財務部、グループ事業部担当役員
専務取締役	石田　浩二	リスク統括部、監査部担当役員
取締役	平澤　正英	総務部、人事部担当役員
取締役	矢作　光明	IT企画部担当役員
取締役（社外）	山内　悦嗣	
取締役（社外）	山川　洋一郎	

監査役

常任監査役	平野　豊三郎	
常任監査役	小林　貞雄	
非常勤監査役（社外）	大西　勝也	
非常勤監査役（社外）	伊藤　助成	
非常勤監査役（社外）	荒木　浩	

注) 1. 取締役 山内悦嗣、同 山川洋一郎の両氏は、商法第188条第2項第7号ノ2に定める社外取締役の要件を満たしています。
2. 監査役 大西勝也、同 伊藤助成、同 荒木浩の3氏は、「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役の要件を満たしています。

執行役員

常務執行役員	種橋　潤治	広報部、企画部、財務部、グループ事業部副担当役員

三井住友フィナンシャルグループの組織図 （平成16年6月30日現在）

三井住友銀行グループの概況 (平成16年3月31日現在)

(□は連結子会社、○は持分法適用会社)

銀行業

... 国内本支店482、海外支店20

主な関係会社

＜国内＞
- □株式会社みなと銀行（東京・大阪各証券取引所市場第一部上場）
- □株式会社関西アーバン銀行（大阪証券取引所市場第一部上場）
- □株式会社ジャパンネット銀行（インターネット専業銀行）
- □SMBC信用保証株式会社（信用保証業務）

＜海外＞
- □Sumitomo Mitsui Banking Corporation Europe Limited
- □Manufacturers Bank
- □Sumitomo Mitsui Banking Corporation of Canada
- □Banco Sumitomo Mitsui Brasileiro S.A.
- □PT Bank Sumitomo Mitsui Indonesia

その他事業

主な関係会社

＜国内＞
- □さくらカード株式会社（クレジットカード業務）
- □アットローン株式会社（個人向けローン業務）
- □SMBCキャピタル株式会社（ベンチャーキャピタル業務）
- □SMBCコンサルティング株式会社（情報提供サービス業務）
- □SMBCファイナンスサービス株式会社（融資業務、ファクタリング業務、集金代行業務）
- □フィナンシャル・リンク株式会社（情報処理サービス業務、コンサルティング業務）
- □SMBCフレンド証券株式会社（東京・大阪・名古屋各証券取引所市場第一部上場）（証券業務）
- □株式会社さくらケーシーエス（大阪証券取引所市場第二部上場）（システム開発・情報処理業務）
- □さくら情報システム株式会社（システム開発・情報処理業務）

- ○三井住友アセットマネジメント株式会社（投資顧問業務、投資信託委託業務）
- ○ジャパン・ペンション・ナビゲーター株式会社（確定拠出年金の運営管理業務）
- ○株式会社クオーク（個品割賦あっせん・総合割賦あっせん業務）

＜海外＞
- □SMBC Leasing and Finance, Inc.（リース業務）
- □SMBC Capital Markets, Inc.（スワップ業務、投融資業務）
- □SMBC Capital Markets Limited（スワップ業務）
- □SMBC Securities, Inc.（証券業務）
- □Sumitomo Mitsui Finance Australia Limited（投融資業務）

（親会社）株式会社 三井住友フィナンシャルグループ

株式会社 三井住友銀行

- 三井住友銀リース株式会社（リース業務）
- 三井住友カード株式会社（クレジットカード業務）
- 株式会社日本総合研究所（システム開発・情報処理業務、コンサルティング業務、シンクタンク業務）
- SMFG企業再生債権回収株式会社（企業再生コンサルティング業務、債権管理回収業務）
- 大和証券エスエムビーシー株式会社（証券業務）
- 大和住銀投信投資顧問株式会社（投資顧問業務、投資信託委託業務）

SMBC 概況

役員の状況 （平成16年6月30日現在）

取締役

取締役会長	岡田	明重	
頭取	西川	善文*	
副頭取	永田	武全*	企業調査部担当役員、戦略金融部門統括責任役員、大阪担当
副頭取	奥	正之*	企業金融部門、国際部門統括責任役員
副頭取	水島	藤一郎*	法人部門統括責任役員
専務取締役	市川	博康*	コミュニティバンキング本部統括責任役員
専務取締役	楠	守雄*	業務監査部、資産監査部担当役員、神戸担当
専務取締役	月原	紘一*	個人部門統括責任役員、事務統括部・事務管理部担当役員
専務取締役	平澤	正英*	総務部・法務部・お客さまサービス部、人事部・人材開発部、管理部担当役員
専務取締役	矢作	光明*	統合リスク管理部、融資企画部、情報システム企画部、EC業務部、信託部担当役員
常務取締役	木本	泰行*	市場営業部門、投資銀行部門統括責任役員
常務取締役	中野	健二郎*	法人部門副責任役員（西日本担当）
常務取締役	西山	茂*	企業金融部門副責任役員（営業審査第一部）、戦略金融部門副責任役員（融資第一部、融資第二部）
常務取締役	吉松	均*	国際部門副責任役員（中国担当）、法人部門副責任役員（東京駐在）、アジア本部長

監査役

常任監査役	勝又	一俊	
常任監査役	松本	龍昌	
非常勤監査役（社外）	大西	勝也	
非常勤監査役	平野	豊三郎	
非常勤監査役	小林	貞雄	

注）1. *の取締役は執行役員を兼務しています。
2. 監査役 大西勝也氏は、「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役の要件を満たしています。

常務執行役員

常務執行役員	相京	重信	本店第一営業本部長
常務執行役員	遠藤	修	本店第二営業本部長
常務執行役員	東	俊太郎	欧州本部長兼欧州三井住友銀行社長
常務執行役員	宿澤	広朗	大阪本店営業本部長
常務執行役員	津末	博澄	人事部・人材開発部担当役員
常務執行役員	種橋	潤治	広報部、経営企画部、財務企画部、関連事業部担当役員
常務執行役員	宮内	憲悟	戦略金融部門副責任役員（東京融資業務第一〜六部）

執行役員

執行役員	今福	重雄	融資第二部長
執行役員	勝川	恒平	法人部門副責任役員（東日本担当）
執行役員	岸川	和久	個人部門副責任役員
執行役員	西尾	弘樹	営業統括部長
執行役員	山下	一	法人統括部長
執行役員	尾野	俊二	業務監査部長
執行役員	富髙	正信	法人部門副責任役員（法人審査第二部）
執行役員	山口	隆	法人部門副責任役員（法人審査第一部）
執行役員	上田	孝	大阪本店営業第一部長
執行役員	大原	亘	東日本第一法人営業本部長
執行役員	河合	俊明	市場外貨資金部長
執行役員	川村	嘉則	米州本部長
執行役員	島田	秀男	情報システム企画部長
執行役員	保尾	福三	名古屋営業本部長兼東海法人営業本部長
執行役員	増田	正治	コミュニティバンキング本部副責任役員
執行役員	北	基好	コミュニティ業務部長兼コミュニティ推進部長
執行役員	北村	明良	戦略金融部門副責任役員（大阪融資業務第一〜三部、神戸融資業務、融資第三部、融資第四部）
執行役員	永原	義之	個人部門副責任役員
執行役員	池田	健治	西日本第三法人営業本部長
執行役員	木下	典夫	法人審査第二部長
執行役員	小橋	新一郎	バンコック支店長兼チョンブリ支店長・アユタヤ支店長
執行役員	徳田	賀昭	東日本第二法人営業本部長
執行役員	安藤	圭一	戦略金融統括部長
執行役員	北	幸二	西日本第一法人営業本部長
執行役員	國部	毅	経営企画部長
執行役員	久保	哲也	国際統括部長
執行役員	田代	真巳	シンガポール支店長
執行役員	谷沢	文彦	融資企画部長
執行役員	野村	公喜	東日本第三法人営業本部長
執行役員	藤井	順輔	人事部長
執行役員	牧	満	東日本第四法人営業本部長
執行役員	宮田	孝一	市場営業統括部長
執行役員	寺尾	康史	国際企業投資部長
執行役員	吉田	了三	西日本第二法人営業本部長
執行役員	石田	昭二	姫路法人営業第一部長
執行役員	中西	智	本店営業第五部長
執行役員	成影	善生	法人審査第一部長
執行役員	橋本	和正	西日本第四法人営業本部長
執行役員	溝口	潤	ストラクチャードファイナンス営業部長
執行役員	山中	龍夫	本店営業第一部長
執行役員	久保	健	個人業務部長
執行役員	津国	伸郎	大阪本店営業第二部長
執行役員	中尾	誠	事務統括部長
執行役員	梅本	慶三	法人業務部長
執行役員	清水	喜彦	丸ノ内法人営業部長
執行役員	團野	耕一	投資銀行統括部長
執行役員	渡辺	三憲	新宿法人営業部長



三井住友銀行の組織図

(平成16年6月30日現在)

■コーポレートスタッフ部門

広報部
社会環境室
経営企画部
金融調査室
財務企画部
政策投資室
関連事業部
統合リスク管理部
システム企画室
融資企画部
総務部
法務部
お客さまサービス部
人事部
研修所
人事相談室
人材開発部

■コーポレートサービス部門

管理部
秘書室
コミュニティバンキング室
情報システム企画部
事務統括部
事務管理部
EC業務部
CMS室
企業調査部
信託部

■業務監査部門

業務監査部
コミュニティバンキング室
資産監査部
コミュニティバンキング室

株主総会　取締役会　経営会議

監査役・監査役会

監査役室

SMBC　組織図

■個人部門

個人業務部	ブロック	支店
コンサルティング事業部		公務部、営業部
ローン事業部		ローンプラザ
決済ファイナンス事業部		個人債権管理センター
支店事務指導部		プライベートバンキング営業部
個人審査部		ダイレクトバンキング営業部
		ライフプランサービス営業部

■法人部門

法人統括部	地域法人営業本部	法人営業部
法人業務部		法人プロモーションオフィス
外国業務部		法人アドバイザリー部
中国業務推進部		公務法人営業部
公共法人営業部		ビジネスサポートプラザ
ビジネスオーナー営業部		
法人審査第一部		
法人審査第二部		

■企業金融部門

営業統括部	本店第一営業本部	営業部
営業審査第一部	本店第二営業本部	
	大阪本店営業本部	
	名古屋営業本部	

■国際部門

国際統括部	アジア本部	国際業務部
国際システム室	米州本部	国際投資サービス部
米州統括部	欧州本部	国際法人営業部
米州審査部		アジア地区営業拠点
欧州統括部		米州各部
欧州審査部		欧州各部
国際審査部		

■市場営業部門

市場営業統括部
市場資金部
市場外貨資金部
市場営業部
市場営業推進部

■投資銀行部門

投資銀行統括部
ストラクチャー審査室
投資銀行営業部
デリバティブ営業部
ストラクチャードファイナンス営業部
企業情報部
資本市場部

■戦略金融部門

戦略金融統括部
融資管理部
東京融資業務第一部～第六部
大阪融資業務第一部～第三部
神戸融資業務部
融資第一部～第四部

■コミュニティバンキング本部

コミュニティ統括部	営業部
関連事業室	支店
コミュニティ人事部	ローンプラザ
コミュニティ業務部	
ビジネスローン室	
住宅ローン室	
消費者ローン室	
証券外為室	
コミュニティ推進部	
コミュニティ融資部	
融資渉外室	
コミュニティ事務部	

お客さま

SMBC■組織図

主な連結子会社・主な関連会社の概要 （平成16年3月31日現在）

すべての会社は三井住友フィナンシャルグループの主な連結子会社・主な関連会社です。
うち、緑色は三井住友銀行の主な連結子会社・主な関連会社です。

主な連結子会社

※「議決権に対する所有割合」欄の（ ）内は、子会社・関連会社による所有の割合です。

S M F G・S M B C

連結子会社・関連会社

会社名	本社所在地	設立または出資年月日 / 資本金	議決権に対する三井住友フィナンシャルグループの所有割合（%）	議決権に対する三井住友銀行の所有割合（%）	主要業務内容
（株）三井住友銀行	東京都千代田区有楽町1-1-2	平成8年6月6日 / 559,985百万円	100	—	銀行業務
三井住友カード（株）	大阪府大阪市中央区今橋4-5-15	昭和42年12月26日 / 10,000百万円	100	—	クレジットカード業務
三井住友銀リース（株）	東京都港区西新橋3-9-4	昭和43年9月2日 / 82,600百万円	100	—	リース業務
三井住友銀オートリース（株）	東京都中央区日本橋茅場町1-13-12	平成7年1月6日 / 4,200百万円	0 (100)	—	リース業務
（株）日本総合研究所	東京都千代田区一番町16	平成14年11月1日 / 10,000百万円	100	—	システム開発・情報処理業務、コンサルティング業務、シンクタンク業務
SMFG企業再生債権回収（株）	東京都港区西新橋1-15-1	平成15年11月5日 / 500百万円	52	—	企業再生コンサルティング業務、債権管理回収業務
さくらカード（株）	東京都中央区日本橋堀留町1-8-12	昭和58年2月23日 / 7,438百万円	0 (95.74)	68.49 (27.25)	クレジットカード業務
アットローン（株）	東京都新宿区西新宿2-1-1	平成12年6月8日 / 17,500百万円	0 (52)	52	個人向けローン業務
（株）ジャパンネット銀行	東京都新宿区西新宿2-1-1	平成12年9月19日 / 20,000百万円	0 (57)	57	銀行業務
SMBCローンアドバイザー（株）	東京都千代田区丸の内1-3-2	平成10年4月1日 / 10百万円	0 (100)	100	消費者ローン相談・取次業務
SMBC信用保証（株）	東京都港区六本木6-1-21	昭和51年7月14日 / 87,720百万円	0 (100)	100	信用保証業務
三生信用保証（株）	東京都中央区築地3-16-9	昭和49年4月1日 / 48百万円	0 (100)	100	信用保証業務
SMBCローン債権回収（株）	東京都中央区築地3-16-9	平成11年7月28日 / 500百万円	0 (100)	60 (20)	債権管理回収業務
SMBCファイナンスサービス（株）	東京都港区新橋1-8-3	昭和47年12月5日 / 71,705百万円	0 (100)	100	ファクタリング業務、融資業務、集金代行業務
SMBCキャピタル（株）	東京都中央区日本橋2-7-9	平成7年8月1日 / 2,500百万円	0 (100)	39.80 (50.20)	ベンチャーキャピタル業務
SMBCコンサルティング（株）	東京都千代田区麹町2-1-4	昭和56年5月1日 / 1,100百万円	0 (100)	50 (25)	会員事業、セミナー事業
フィナンシャル・リンク（株）	東京都港区新橋1-8-3	平成12年9月29日 / 160百万円	0 (99.66)	99.66	情報処理サービス業務・コンサルティング業務
SMBCサポート&ソリューション（株）	東京都台東区台東4-11-4	平成8年4月1日 / 10百万円	0 (100)	100	広告宣伝、情報処理サービス
SMBC抵当証券（株）	東京都新宿区新宿1-8-5	昭和58年10月14日 / 18,182百万円	0 (53.58)	47 (6.58)	融資業務
SMBCビジネス債権回収（株）	東京都中央区築地3-16-9	平成11年3月11日 / 500百万円	0 (100)	100	債権管理回収業務
SMBCフレンド証券（株）	東京都中央区日本橋兜町7-12	昭和23年3月2日 / 27,270百万円	0 (49.59)	43.62 (5.38)	証券業務
さくら情報システム（株）*1	東京都品川区上大崎4-1-4	昭和47年11月29日 / 600百万円	0 (69)	5 (64)	システム開発・情報処理業務
（株）さくらケーシーエス	兵庫県神戸市中央区播磨町21-1	昭和44年3月29日 / 2,054百万円	0 (52.89)	4.99 (30.21)	システム開発・情報処理業務
（株）みなと銀行	兵庫県神戸市中央区三宮町2-1-1	昭和24年9月6日 / 24,908百万円	0 (50)	48.42 (1.58)	銀行業務
（株）関西アーバン銀行*2	大阪府大阪市中央区心斎橋筋2-7-21	大正11年7月1日 / 32,500百万円	0 (60.47)	44.10 (6.45)	銀行業務
SMBCスタッフサービス（株）	大阪府大阪市中央区北久宝寺町1-4-15	昭和57年7月15日 / 90百万円	0 (100)	100	人材派遣業務
SMBCラーニングサポート（株）	東京都文京区大塚1-3-8	平成10年5月27日 / 10百万円	0 (100)	100	研修会運営業務
SMBCパーソネルサポート（株）	東京都千代田区丸の内1-3-2	平成14年4月15日 / 10百万円	0 (100)	100	人事関連総務事務の受託
SMBCセンターサービス（株）	東京都港区芝浦4-2-25	平成7年10月16日 / 100百万円	0 (100)	100	銀行事務の受託
SMBCデリバリーサービス（株）	東京都港区芝浦4-2-25	平成8年1月31日 / 30百万円	0 (100)	100	現金整理・精査業務、集配金業務、託送業務
SMBCグリーンサービス（株）	大阪府東大阪市西石切町3-3-15	平成2年3月15日 / 30百万円	0 (100)	100	銀行事務の受託
SMBCインターナショナルビジネス（株）	東京都中央区日本橋小伝馬町13-6	昭和58年9月28日 / 20百万円	0 (100)	100	旅行小切手・外国通貨に関する事務の受託

*1 さくら情報システム（株）は、平成16年6月に東京都中央区日本橋本町3-4-10に移転済み
*2 （株）関西アーバン銀行は、平成16年4月に大阪府大阪市中央区西心斎橋1-2-4に移転済み

会社名	本社所在地	設立または出資年月日 / 資本金	議決権に対する三井住友フィナンシャルグループの所有割合(%)	議決権に対する三井住友銀行の所有割合(%)	主要業務内容
SMBCインターナショナルオペレーションズ（株）	東京都千代田区九段南1-5-3	平成6年12月21日 / 40百万円	0 (100)	100	外国為替関係事務の受託
SMBCローンビジネスサービス（株）	東京都新宿区新宿1-8-5	昭和51年9月24日 / 70百万円	0 (100)	100	消費者ローン関係事務の受託
SMBCマーケットサービス（株）	東京都中央区日本橋小伝馬町13-6	平成15年2月3日 / 10百万円	0 (100)	100	市場取引事務の受託
SMBC融資事務サービス（株）	東京都豊島区巣鴨2-11-1	平成15年2月3日 / 10百万円	0 (100)	100	融資関連事務の受託
SMBC不動産調査サービス（株）	東京都江東区毛利1-12-1	昭和59年2月1日 / 30百万円	0 (100)	100	担保不動産の調査および担保関係書類の保管
SMBC総合管理（株）	東京都台東区浅草橋1-9-13	平成6年10月7日 / 450百万円	0 (100)	100	担保不動産の競落業務
欧州三井住友銀行 Sumitomo Mitsui Banking Corporation Europe Limited	Temple Court, 11 Queen Victoria Street, London EC4N 4TA, U.K.	平成15年3月5日 / 1,700百万米ドル	0 (100)	100	銀行業務
マニュファクチャラーズ銀行 Manufacturers Bank	515 South Figueroa Street, Los Angeles, CA 90071, U.S.A.	昭和37年6月26日 / 80,786千米ドル	0 (100)	100	銀行業務
カナダ三井住友銀行 Sumitomo Mitsui Banking Corporation of Canada	Ernst & Young Tower, Toronto Dominion Centre, Suite 1400, P.O. Box 172, 222 Bay Street, Toronto, Ontario M5K 1H6, Canada	平成13年4月1日 / 121,870千カナダドル	0 (100)	100	銀行業務
ブラジル三井住友銀行 Banco Sumitomo Mitsui Brasileiro S.A.	Av. Paulista 37, São Paulo, S.P.Brazil	昭和33年10月6日 / 309,356千ブラジルレアル	0 (100)	100	銀行業務
インドネシア三井住友銀行 PT Bank Sumitomo Mitsui Indonesia	Summitmas II, 10th Floor, Jl. Jend. Sudirman Kav. 61-62, Jakarta 12190, Indonesia	平成元年8月22日 / 15,024億インドネシアルピア	0 (98.29)	98.29	銀行業務
SMBCリース・ファイナンス会社 SMBC Leasing and Finance, Inc.	Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, U.S.A.	平成2年11月9日 / 1,620米ドル	0 (100)	97.8 (0.1)	リース関連業務、投融資業務
SMBCキャピタル・マーケット会社 SMBC Capital Markets, Inc.	Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, U.S.A.	昭和61年12月4日 / 100米ドル	0 (100)	99.9 (0.1)	投融資業務、スワップ関連業務
SMBCセキュリティーズ会社 SMBC Securities, Inc.	32 Loockerman Square, Suite L 100, Dover, Delaware 19901, U.S.A.	平成2年8月8日 / 100米ドル	0 (100)	99.9 (0.1)	証券業務
SMBCファイナンシャル・サービス会社 SMBC Financial Services, Inc.	32 Loockerman Square, Suite L 100, Dover, Delaware 19901, U.S.A.	平成2年8月8日 / 300米ドル	0 (100)	100	投融資業務、投資顧問業務
エスエムビーシー・ケイマン・エルシー・リミテッド SMBC Cayman LC Limited	P.O. Box 265GT, George Town, Grand Cayman, Cayman Islands, British West Indies	平成15年2月7日 / 1,375百万米ドル	0 (100)	100	保証業務
住友ファイナンス・エイシア Sumitomo Finance (Asia) Limited	P.O. Box 694, Edward Street, George Town, Grand Cayman, Cayman Islands, British West Indies	昭和48年9月26日 / 35,000千米ドル	0 (100)	100	投融資業務、銀行業務、証券業務、投資顧問業務
エス・ビー・ティー・シー会社 SBTC, Inc.	1013 Center Road, Wilmington, New Castle County, Delaware 19805, U.S.A.	平成10年1月26日 / 1米ドル	0 (100)	100	投資業務
エス・ビー・トレジャリー会社 SB Treasury Company L.L.C.	1013 Center Road, Wilmington, New Castle County, Delaware 19805, U.S.A.	平成10年1月26日 / 470百万米ドル	0 (100)	0 (100)	貸付業務
エスビー・エクイティ・セキュリティーズ（ケイマン）リミテッド SB Equity Securities (Cayman), Limited	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies	平成10年12月15日 / 25,000百万円	0 (100)	100	金融業務
エス・エフ・ブイ・アイ会社 SFVI Limited	P.O. Box 961, 30 DeCastro Street, Road Town, Tortola, British Virgin Islands	平成9年7月30日 / 300米ドル	0 (100)	100	投融資業務
さくらファイナンス（ケイマン）リミテッド Sakura Finance (Cayman) Limited	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies	平成3年2月11日 / 100千米ドル	0 (100)	100	金融業務
さくらキャピタルファンディング（ケイマン）リミテッド Sakura Capital Funding (Cayman) Limited	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies	平成4年7月15日 / 100千米ドル	0 (100)	100	金融業務
さくらプリファードキャピタル（ケイマン）リミテッド Sakura Preferred Capital (Cayman) Limited	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies	平成10年11月12日 / 10百万円	0 (100)	100	金融業務
SMBCインターナショナル・ファイナンス・エヌ・ブイ SMBC International Finance N.V.	P.O. Box 3889 Berg Arrarat 1, Curacao, Netherlands Antilles	平成2年6月25日 / 200千米ドル	0 (100)	100	金融業務
エスエムビーシー・リーシング・インベストメント・エルエルシー SMBC Leasing Investment LLC	℅ Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, U.S.A.	平成15年4月7日 / 132,322千米ドル	0 (100)	0 (100)	リース出資及び付帯業務
エスエムビーシー・キャピタル・パートナーズ・エルエルシー SMBC Capital Partners LLC	℅ Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, U.S.A.	平成15年12月18日 / 1,000米ドル	0 (100)	100	有価証券の保有、売買業務

SMFG・SMBC 連結子会社・関連会社

※「議決権に対する所有割合」欄の（ ）内は、子会社・関連会社による所有の割合です。

会社名	本社所在地	設立または出資年月日 / 資本金	議決権に対する三井住友フィナンシャルグループの所有割合（%）	議決権に対する三井住友銀行の所有割合（%）	主要業務内容
英国SMBCキャピタル・マーケット会社 SMBC Capital Markets Limited	Temple Court, 11 Queen Victoria Street, London EC4N 4TA , U.K.	平成7年4月18日 / 297,000千米ドル	0 (100)	100	スワップ関連業務
SMBCデリバティブ・プロダクツ・リミテッド SMBC Derivative Products Limited	Temple Court, 11 Queen Victoria Street, London EC4N 4TA, U.K.	平成7年4月18日 / 300百万米ドル	0 (100)	0 (100)	スワップ関連業務
住友ファイナンス・インターナショナル Sumitomo Finance International plc	Temple Court, 11 Queen Victoria Street, London EC4N 4UQ, U.K.	平成3年7月1日 / 200,000千英ポンド	0 (100)	100	投融資業務
三井住友ファイナンス・ダブリン Sumitomo Mitsui Finance Dublin Limited	La Touche House, International Financial Services Centre, Custom House Docks, Dublin 1, Ireland	平成元年9月19日 / 18,000千米ドル	0 (100)	100	投融資業務
さくらファイナンス・アジア Sakura Finance Asia Limited	7 & 8th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong	昭和52年10月17日 / 65.5百万米ドル	0 (100)	100	投融資業務
三井住友ファイナンス・オーストラリア Sumitomo Mitsui Finance Australia Limited	Level 40, The Chifley Tower 2, Chifley Square, Sydney, NSW 2000, Australia	昭和59年6月29日 / 156.5百万豪ドル	0 (100)	100	投融資業務
さくらマーチャント・バンク（シンガポール） Sakura Merchant Bank (Singapore) Limited	3 Temasek Avenue, #06-01 Centennial Tower, Singapore 039190, Singapore	平成2年4月18日 / 4百万シンガポールドル	0 (100)	100	投融資業務

主な関連会社

※「議決権に対する所有割合」欄の（ ）内は、子会社・関連会社による所有の割合です。

会社名	本社所在地	設立または出資年月日 / 資本金	議決権に対する三井住友フィナンシャルグループの所有割合（%）	議決権に対する三井住友銀行の所有割合（%）	主要業務内容
大和証券エスエムビーシー（株）	東京都千代田区丸の内1-8-1	平成11年2月5日 / 205,600百万円	40	—	証券業務
大和証券エスエムビーシープリンシパル・インベストメンツ（株）	東京都千代田区丸の内1-8-1	平成13年9月4日 / 2,000百万円	0 (100)	—	投資業務
大和住銀投信投資顧問（株）	東京都中央区日本橋2-7-9	平成11年4月1日 / 2,000百万円	43.96	—	投資顧問業務・投資信託委託業務
三井住友アセットマネジメント（株）	東京都港区愛宕2-5-1	平成14年12月1日 / 2,000百万円	0 (17.50)	17.50	投資顧問業務・投資信託委託業務
ジャパン・ペンション・ナビゲーター（株）	東京都中央区八重洲2-2-1	平成12年9月21日 / 4,000百万円	0 (30)	30	確定拠出年金の運営管理業務
（株）クオーク	大阪府大阪市中央区今橋4-4-7	昭和53年4月5日 / 1,000百万円	0 (39.85)	13.75 (10.20)	個別割賦あっせん・総合割賦あっせん業務
SMFCホールディングズ（ケイマン）リミテッド SMFC Holdings (Cayman) Limited	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies	平成15年2月13日 / 1.5百万円	49	—	金融業務
SMFGファイナンス（ケイマン）リミテッド SMFG Finance (Cayman) Limited	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies	平成15年2月13日 / 1万円	0 [100]	—	金融業務

三井住友銀行のネットワーク

国内（平成16年6月30日現在）

店舗数　本支店／483（うち被振込専用支店28）　出張所／132　付随業務取扱所／14　店舗外現金自動設備（無人店舗）／786
合計／1,415

＠BANK設置数／1,161　ローンプラザ設置数／103　ビジネスサポートプラザ設置数／34　法人営業部設置数／191
○店舗外現金自動設備（無人店舗　〈除く、企業内設置分〉）

支店・出張所

北海道
札幌支店
　札幌市中央区北一条西4-2-2
小樽出張所○

宮城県
仙台支店
　仙台市青葉区中央2-2-6

茨城県
牛久支店
　牛久市牛久町280
取手支店
　取手市取手2-10-15
取手駅西口出張所○
守谷出張所○

栃木県
小山支店
　小山市城山町3-4-1

群馬県
太田支店
　太田市飯田町1319
前橋支店
　前橋市本町2-1-16
伊勢崎出張所○
高崎出張所○

埼玉県
浦和支店
　さいたま市浦和区仲町2-1-14
大宮支店
　さいたま市大宮区大門町2-107
桶川支店
　桶川市若宮1-2-8
春日部支店
　春日部市中央1-1-4
上福岡支店
　上福岡市上福岡1-6-2
川口支店
　川口市栄町3-5-1
川越支店
　川越市脇田町105
熊谷支店
　熊谷市本町1-104
越谷支店
　越谷市弥生町14-21
小手指支店
　所沢市小手指町1-15-8
坂戸支店
　坂戸市緑町3-1
志木ニュータウン支店
　志木市館2-5-2
新所沢特別出張所
　所沢市松葉町11-1
草加支店
　草加市高砂2-17-21
所沢支店
　所沢市日吉町11-5
新座志木支店
　新座市東北2-35-17
南浦和支店
　さいたま市南区南浦和2-25-1

わらび支店
　蕨市中央1-26-1
朝霞台出張所○
アピタ本庄店出張所○
入間出張所○
尾山台出張所○
加須駅前出張所○
春日部市立病院出張所○
川口芝園出張所○
かわつる出張所○
鴻巣出張所○
坂戸若葉台出張所○
狭山ヶ丘出張所○
志木駅前出張所○
城西大学出張所○
新越谷出張所○
新白岡出張所○
東電川越営業所出張所○
トステムビバ上尾店出張所○
原市出張所○
プロペ通り出張所○
本庄出張所○
みずほ台出張所○
与野出張所○
与野駅前出張所○
和光市出張所○
わしの宮出張所○
わらび東口出張所○

千葉県
浦安支店
　浦安市入船1-5-1
柏支店
　柏市柏1-2-38
鎌ヶ谷出張所
　鎌ヶ谷市東初富4-36-3
木更津支店
　木更津市大和1-1-3
行徳支店
　市川市行徳駅前2-7-1
佐倉支店
　佐倉市栄町21-10
新検見川特別支店
　千葉市花見川区南花園2-2-15
新松戸出張所
　松戸市新松戸2-110
千葉支店
　千葉市中央区富士見2-2-2
千葉ニュータウン出張所
　印西市戸神字中峠500
津田沼駅前支店
　船橋市前原西2-18-1
東京ディズニーランド 出張所
　浦安市舞浜1-1
習志野支店
　習志野市大久保1-21-15
成田出張所
　富里市日吉台1-1-7
成田空港出張所
　成田市三里塚字御料牧場1-1
成田空港第二出張所
　成田市古込字古込1-1
船橋支店
　船橋市本町1-7-1
船橋北口支店
　船橋市本町7-6-1
松戸支店
　松戸市松戸1226

本八幡支店
　市川市八幡2-16-7
八千代支店
　八千代市八千代台東1-1-10
四街道支店
　四街道市鹿渡2003-26
アビイクオーレ出張所○
あびこショッピングプラザ出張所○
市川駅前出張所○
市川妙典サティ出張所○
市原出張所○
稲毛出張所○
柏西口出張所○
金杉台出張所○
鎌ヶ谷南出張所○
佐倉南出張所○
住友ケミカルエンジニアリング
センタービル出張所○
館山出張所○
千草台出張所○
天王台出張所○
東京歯科大学市川総合病院出張所○
東京ディズニーシー出張所○
東京電力柏出張所○
東京電力千葉支店出張所○
東葉勝田台駅出張所○
成田空港第2旅客ターミナルビル
出張所○
西浦安出張所○
野田出張所○
船橋本町出張所○
船橋若松出張所○
幕張出張所○
幕張新都心出張所○
幕張ベイタウン出張所○
松戸八ヶ崎出張所○
南行徳出張所○
本八幡南口出張所○
ユーカリが丘出張所○

東京都／23区

千代田区
霞が関支店
　千代田区霞が関3-2-5
神田支店
　千代田区神田小川町1-1
神田駅前支店
　千代田区鍛冶町2-2-1
麹町支店
　千代田区麹町6-6
千代田営業部
　千代田区神田神保町2-21-1
東京営業部
　千代田区丸の内1-3-2
本店営業部
　千代田区有楽町1-1-2
丸ノ内支店
　千代田区丸の内3-4-1
三井物産ビル支店
　千代田区大手町1-2-1
秋葉原出張所○
秋葉原東口出張所○
飯田橋西口出張所○
大妻学院出張所○
御茶ノ水出張所○
霞が関ビル出張所○

神田駿河台出張所○
神田南口出張所○
九段出張所○
九段南出張所○
神保町出張所○
水道橋出張所○
特許庁出張所○
半蔵門出張所○
三井記念病院出張所○
明治大学駿河台校舎出張所○
有楽町出張所○

中央区
浅草橋支店
　中央区日本橋馬喰町2-1-1
京橋支店
　中央区京橋3-7-1
銀座支店
　中央区銀座6-10-15
築地支店
　中央区築地2-11-24
東京中央支店
　中央区八重洲1-3-3
日本橋支店
　中央区日本橋室町2-1-1
日本橋中央支店
　中央区日本橋2-7-9
日本橋東支店
　中央区日本橋茅場町1-13-12
人形町支店
　中央区日本橋大伝馬町5-7
茅場町出張所○
小伝馬町駅前出張所○
新富町出張所○
住友ツインビル出張所○
築地浜離宮ビル出張所○
月島出張所○
日本橋通町出張所○
箱崎出張所○
フォアフロントタワービル出張所○
プラザ勝どき出張所○
本町出張所○
三越本店出張所○
八重洲地下街出張所○
リバーシティ出張所○

港区
青山支店
　港区南青山3-1-30
赤坂支店
　港区赤坂3-3-5
麻布支店
　港区西麻布4-1-3
品川支店
品川外貨両替コーナー
　港区港南2-16-1
新橋支店
　港区新橋1-8-3
浜松町支店
　港区浜松町2-4-1
浜松町東芝ビル出張所
　港区芝浦1-1-1
日比谷支店
　港区西新橋1-3-12
日比谷通支店
　港区西新橋1-15-1
三田通支店
　港区芝5-28-1

SMBC ネットワーク（国内）

六本木支店
　港区六本木 6-1-21
赤坂アークヒルズ出張所○
赤坂５丁目交差点前出張所○
赤坂ツインタワー出張所○
泉ガーデン出張所○
慶應義塾大学三田出張所○
汐留シティセンター出張所○
品川インターシティ出張所○
品川駅前出張所○
品川東口出張所○
芝出張所○
芝浦出張所○
芝公園出張所○
新橋駅前出張所○
第二虎ノ門出張所○
高輪出張所○
田町駅前出張所○
田町きよたビル出張所○
東京トヨタ出張所○
虎ノ門出張所○
虎の門病院出張所○
西麻布出張所○
西新橋出張所○
メディアージュ出張所○

新宿区
飯田橋支店
　新宿区揚場町 1-18
新宿支店
新宿外貨両替コーナー
　新宿区新宿 3-24-1
新宿御苑前支店
　新宿区新宿 1-8-5
新宿通支店
　新宿区新宿 3-14-5
新宿西口支店
　新宿区西新宿 1-7-1
高田馬場支店
　新宿区高田馬場 1-27-7
西新宿支店
　新宿区西新宿 8-12-1
若松町支店
　新宿区原町 3-34
曙橋出張所○
曙橋駅前出張所○
江戸川橋出張所○
神楽坂出張所○
慶應義塾大学病院内出張所○
信濃町出張所○
新宿 NS ビル出張所○
新宿住友ビル出張所○
新宿新都心出張所○
新宿スバルビル出張所○
住友市ヶ谷ビル出張所○
東京医科大学病院出張所○
四谷見附出張所○
早稲田出張所○
早稲田大学出張所○
早稲田通り出張所○

文京区
大塚支店
　文京区大塚 4-45-11
小石川支店
　文京区小石川 1-15-17
白山支店
　文京区向丘 2-36-5
音羽出張所○
春日出張所○
駒込病院出張所○
千石出張所○
東京医科歯科大学出張所○
東京大学本郷出張所○
文京グリーンコート出張所○
茗荷谷出張所○

台東区
浅草支店
　台東区雷門 2-17-12
上野支店
　台東区台東 4-11-4
上野駅前出張所○

上野昭和通り出張所○
上野広小路出張所○
元浅草出張所○

墨田区
錦糸町支店
　墨田区江東橋 4-27-14
錦糸町北支店
　墨田区太平 3-9-5
吾嬬町出張所○
菊川出張所○
錦糸町駅前出張所○
本所出張所○
向島出張所○
両国出張所○

江東区
大島支店
　江東区大島 6-8-24
亀戸支店
　江東区亀戸 5-2-15
砂町支店
　江東区北砂 4-34-18
深川支店
　江東区富岡 1-6-4
深川森下支店
　江東区森下 2-2-1
亀戸東口出張所○
木場出張所○
木場駅前出張所○
白河出張所○
砂町東出張所○
東陽町出張所○
西大島出張所○
パレットタウン出張所○
森下出張所○

品川区
荏原支店
　品川区豊町 6-1-11
荏原西支店
　品川区荏原 4-5-14
五反田支店
　品川区東五反田 1-14-10
西五反田支店
　品川区西五反田 8-1-2
旗ノ台支店
　品川区旗の台 1-4-15
目黒支店
　品川区上大崎 2-25-5
青物横丁駅出張所○
荏原出張所○
大井出張所○
大井町出張所○
大崎出張所○
大崎ニューシティ出張所○
五反田駅前出張所○
御殿山ヒルズ出張所○
昭和大学病院中央棟出張所○
戸越出張所○
戸越公園出張所○
武蔵小山出張所○
目黒東口出張所○

目黒区
学芸大学駅前支店
　目黒区鷹番 3-6-4
自由が丘支店
　目黒区自由が丘 2-11-4
洗足支店
　目黒区洗足 2-19-3
都立大学駅前支店
　目黒区中根 1-3-1
中目黒出張所○
中目黒駅前出張所○

大田区
大森支店
　大田区山王 2-3-4
御岳山出張所
　大田区北嶺町 11-7
蒲田支店
　大田区蒲田 5-38-1
蒲田北支店
　大田区東蒲田 1-1-22

蒲田西支店
　大田区西蒲田 7-69-1
下丸子支店
　大田区下丸子 3-2-15
田園調布支店
　大田区田園調布 2-51-11
雪ヶ谷支店
　大田区雪谷大塚町 9-15
六郷支店
　大田区東六郷 2-14-2
大鳥居駅前出張所○
大森東口出張所○
蒲田東出張所○
京急蒲田出張所○
千鳥町出張所○
西馬込出張所○
羽田出張所○
羽田空港北出張所○
羽田空港新整備場出張所○
羽田空港整備場出張所○
羽田空港南出張所○
南蒲田出張所○
南六郷２丁目団地出張所○
矢口出張所○

世田谷区
経堂支店
　世田谷区経堂 1-21-13
桜新町支店
　世田谷区桜新町 1-14-14
下馬支店
　世田谷区下馬 3-16-17
下北沢支店
　世田谷区北沢 2-12-11
下高井戸支店
　世田谷区赤堤 4-47-10
成城支店
　世田谷区成城 2-34-14
世田谷支店
　世田谷区三軒茶屋 2-11-22
世田谷通支店
　世田谷区上用賀 4-35-15
世田谷西支店
　世田谷区若林 3-16-3
深沢支店
　世田谷区深沢 4-36-13
用賀支店
　世田谷区用賀 4-11-7
奥沢出張所○
関東中央病院出張所○
喜多見出張所○
希望ヶ丘出張所○
桜上水出張所○
三軒茶屋駅前出張所○
成城北口出張所○
祖師谷出張所○
日本大学文理学部出張所○

渋谷区
恵比寿支店
　渋谷区恵比寿南 1-1-1
恵比寿東支店
　渋谷区広尾 1-15-2
笹塚支店
　渋谷区笹塚 1-56-10
渋谷支店
　渋谷区宇田川町 20-2
渋谷駅前支店
　渋谷区道玄坂 1-2-2
渋谷外貨両替コーナー
　渋谷区宇田川町 28-4
幡ヶ谷支店
　渋谷区幡ヶ谷 1-3-9
広尾ガーデンヒルズ出張所
　渋谷区広尾 4-1-11
代々木支店
　渋谷区代々木 1-30-1
渋谷西出張所○
渋谷東口出張所○
神宮前出張所○
代官山町出張所○
原宿出張所○
文化学園出張所○
代々木八幡出張所○

中野区
新中野支店
　中野区本町 4-46-8
中野支店
　中野区中野 5-64-3
中野坂上支店
　中野区中央 2-2-4
鷺宮出張所○
中野南口出張所○

杉並区
阿佐ヶ谷支店
　杉並区阿佐谷南 1-48-2
阿佐ヶ谷北支店
　杉並区阿佐谷北 2-15-18
永福町支店
　杉並区永福 4-1-1
荻窪支店
　杉並区上荻 1-16-14
高円寺支店
　杉並区高円寺南 4-27-12
下井草支店
　杉並区下井草 3-38-16
西荻窪支店
　杉並区西荻北 2-3-5
高円寺駅前出張所○
新高円寺駅前出張所○
東高円寺出張所○
富士見ヶ丘出張所○
南阿佐ヶ谷出張所○
明治大学和泉校舎出張所○

豊島区
池袋支店
　豊島区西池袋 1-21-7
池袋東口支店
池袋外貨両替コーナー
　豊島区南池袋 2-27-9
巣鴨支店
　豊島区巣鴨 2-11-1
千川支店
　豊島区要町 3-11-1
目白支店
　豊島区目白 3-14-1
池袋駅前出張所○
大塚駅前出張所○
要町出張所○
巣鴨駅前出張所○
目白通出張所○

北区
赤羽支店
　北区赤羽 2-1-15
赤羽北支店
　北区赤羽北 2-15-1
王子支店
　北区王子 1-16-2
王子神谷出張所○
十条出張所○

荒川区
尾久支店
　荒川区東尾久 5-1-1
日暮里支店
　荒川区西日暮里 2-15-6
日暮里駅前支店
　荒川区西日暮里 2-25-2
町屋支店
　荒川区町屋 1-1-6
西日暮里出張所○
日暮里北出張所○
三ノ輪出張所○

板橋区
板橋支店
　板橋区大山東町 46-7
板橋中台出張所
　板橋区中台 3-27-7
志村支店
　板橋区蓮沼町 19-5
志村三丁目支店
　板橋区志村 3-26-7
高島平支店
　板橋区高島平 1-80-1
ときわ台支店
　板橋区常盤台 1-44-6
成増支店
　板橋区成増 2-16-1

イズミヤ板橋店出張所○
大山出張所○
上板橋出張所○
高島平駅前出張所○
中板橋出張所○

練馬区
大泉支店
　練馬区東大泉 1-29-1
中村橋支店
　練馬区中村北 3-23-1
練馬支店
　練馬区豊玉北 5-17-14
光が丘支店
　練馬区光が丘 5-1-1
氷川台支店
　練馬区氷川台 4-50-3
武蔵関支店
　練馬区関町北 2-27-15
江古田出張所○
大泉学園通り出張所○
大泉学園出張所○
Ｊ．ＣＩＴＹ出張所○
石神井公園駅前出張所○
豊島園出張所○
光が丘駅南口出張所○

足立区
綾瀬支店
　足立区綾瀬 3-3-10
梅島駅前支店
　足立区梅田 7-34-13
大谷田支店
　足立区大谷田 1-1-3
五反野支店
　足立区中央本町 2-26-14
千住支店
　足立区千住 2-55
西新井支店
　足立区西新井本町 1-15-14
梅島出張所○
亀有出張所○
千住西出張所○
竹の塚出張所○

葛飾区
葛飾支店
　葛飾区四つ木 2-30-16
葛飾西支店
　葛飾区四つ木 1-47-12
新小岩支店
　葛飾区新小岩 1-48-18
お花茶屋出張所○
金町出張所○
京成高砂駅前出張所○
新小岩北口出張所○

江戸川区
江戸川支店
　江戸川区篠崎町 7-26-7
葛西支店
　江戸川区中葛西 5-34-8
小岩支店
　江戸川区南小岩 7-23-10
西葛西支店
　江戸川区西葛西 6-13-7
西葛西北口支店
　江戸川区西葛西 3-22-10
京成小岩出張所○
イトーヨーカドー葛西店１階出張所○
小松川出張所○

東京都下

八王子市
北野支店
　八王子市絹ヶ丘 2-2-18
高尾出張所
　八王子市初沢町 1231-19
八王子支店
　八王子市旭町 8-1
北野駅前出張所○
京王堀之内駅前出張所○
創価大学出張所○
拓殖大学出張所○

中央大学出張所○
東京医科大学八王子医療センター
出張所○

立川市
立川支店
　立川市曙町 2-6-11
国立音楽大学出張所○
立川駅前出張所○

武蔵野市
吉祥寺支店
　武蔵野市吉祥寺本町 1-7-5
三鷹支店
　武蔵野市中町 1-1-6
武蔵境支店
　武蔵野市境南町 2-9-3
吉祥寺北出張所○
吉祥寺ロンロン出張所○
桜堤出張所○

三鷹市
三鷹台支店
　三鷹市井の頭 2-7-9
三鷹台出張所○

府中市
府中支店
　府中市宮町 1-41
北府中出張所○
東芝北府中ビル出張所○
分倍河原出張所○

昭島市
昭島支店
　昭島市田中町 562-8
昭島駅前出張所○

調布市
国領支店
　調布市国領町 4-9-2
調布駅前支店
　調布市布田 1-37-12
つつじヶ丘支店
　調布市西つつじヶ丘 3-33-10
仙川出張所○
調布出張所○

町田市
町田支店
　町田市原町田 6-3-8
町田外貨両替コーナー
　町田市原町田 6-12-1
町田山崎出張所
　町田市山崎町 2200
玉川学園前出張所○
成瀬駅前出張所○
町田駅前出張所○

小金井市
小金井支店
　小金井市本町 5-12-4
小金井南出張所○
東小金井出張所○
東小金井南口出張所○

小平市
花小金井支店
　小平市花小金井 1-10-7
西友花小金井店出張所○

日野市
高幡不動支店
　日野市高幡 1000-2
日野支店
　日野市多摩平 1-2-1
実践女子学園出張所○
南平出張所○

国立市
国立支店
　国立市中 1-8-45
南国立出張所○

福生市
福生支店
　福生市大字福生 1006-7
福生市役所出張所○

東大和市
東大和支店
　東大和市南街 5-97-1
武蔵大和出張所○

清瀬市
清瀬支店
　清瀬市松山 1-12-16
清瀬旭が丘出張所○
清瀬駅南出張所○

多摩市
多摩支店
　多摩市関戸 1-1-6
多摩センター支店
　多摩市落合 1-43
永山支店
　多摩市永山 1-4
唐木田出張所○

西東京市
田無支店
　西東京市田無町 4-27-13
ひばりヶ丘支店
　西東京市谷戸町 3-27-15
田無北口 ASTA 出張所○
西東京市役所出張所○

国分寺市
恋ケ窪支店
　国分寺市戸倉 1-2-2
国分寺西出張所○
鉄道総研出張所○

狛江市
喜多見支店
　狛江市岩戸北 4-15-13
狛江出張所○

羽村市
羽村出張所○

稲城市
稲城出張所○
平尾出張所○

神奈川県

横浜市
青葉台支店
　横浜市青葉区青葉台 2-5
あざみ野支店
　横浜市青葉区あざみ野 1-11-2
いずみ野支店
　横浜市泉区和泉町 6213-2
金沢八景支店
　横浜市金沢区瀬戸 3-52
金沢文庫支店
　横浜市金沢区谷津町 384
上大岡支店
　横浜市港南区上大岡西 1-15-1
港南台支店
　横浜市港南区港南台 3-3-1
港北ニュータウン支店
　横浜市都筑区中川中央 1-1-3
新横浜支店
　横浜市港北区新横浜 3-7-3
たまプラーザ支店
　横浜市青葉区美しが丘 5-1-1
綱島支店
　横浜市港北区綱島西 1-7-16
鶴見支店
　横浜市鶴見区豊岡町 8-26
戸塚支店
　横浜市戸塚区吉田町 50-5
戸部支店
　横浜市西区伊勢町 2-97
中山支店
　横浜市緑区台村町 232-4
東神奈川支店
　横浜市神奈川区富家町 1-13

二俣川支店
　横浜市旭区二俣川 2-50-1
三ツ境支店
　横浜市瀬谷区三ツ境 2-1
みなとみらい支店
　横浜市西区みなとみらい 2-3-3
みなとみらい西出張所
　横浜市中区桜木町 1-1-8
矢向支店
　横浜市鶴見区矢向 5-6-2
横浜支店
　横浜市中区本町 2-20
横浜駅前支店
　横浜市西区北幸 1-3-23
横浜外貨両替コーナー
　横浜市西区南幸 1-12-7
横浜中央支店
　横浜市中区羽衣町 1-3-10
緑園都市出張所
　横浜市泉区緑園 4-1-2
市が尾駅前出張所○
井土ヶ谷出張所○
大口出張所○
大倉山出張所○
上永谷出張所○
関内出張所○
すすき野出張所○
センター南出張所○
センター南駅前出張所○
相鉄ジョイナス出張所○
相鉄本社ビル出張所○
仲町台出張所○
保土ヶ谷出張所○
南戸塚出張所○
妙蓮寺出張所○
六浦出張所○
弥生台出張所○
洋光台出張所○
横浜国立大学出張所○
横浜西出張所○
横浜西口出張所○
横浜東口出張所○

川崎市
生田支店
　川崎市多摩区生田 7-8-6
柿生支店
　川崎市麻生区上麻生 5-38-7
鹿島田支店
　川崎市幸区下平間 111-18
川崎支店
　川崎市川崎区砂子 1-8-1
新百合ヶ丘支店
　川崎市麻生区万福寺 1-1-1
平間支店
　川崎市中原区北谷町 4
溝ノ口支店
　川崎市高津区溝口 1-9-1
宮崎台支店
　川崎市宮前区宮崎 2-12-1
武蔵中原支店
　川崎市中原区下小田中 1-20-2
元住吉支店
　川崎市中原区木月 378-1
百合ヶ丘出張所
　川崎市麻生区東百合丘 4-42-7
川崎駅前出張所○
河原町出張所○
鷺沼出張所○
宿河原出張所○
新川崎出張所○
新百合ヶ丘駅南口出張所○
中野島出張所○
星が丘出張所○
溝ノ口駅前出張所○
宮前平出張所○
武蔵小杉出張所○
武蔵小杉駅前出張所○
武蔵中原駅前出張所○
明治大学生田校舎出張所○
百合ヶ丘駅前出張所○

SMBC ネットワーク（国内）

横浜市・川崎市以外

厚木支店　厚木市中町 2-3-5
伊勢原支店　伊勢原市桜台 1-2-34
大船支店　鎌倉市大船 1-24-16
小田原支店　小田原市栄町 2-8-41
片瀬山出張所　藤沢市片瀬山 2-7-2
相模原支店　座間市相模が丘 1-24-20
逗子支店　逗子市逗子 1-4-4
つきみ野支店　大和市つきみ野 5-7-7
東林間支店　相模原市上鶴間 6-31-9
平塚支店　平塚市明石町 9-1
藤沢支店　藤沢市藤沢 555
大和支店　大和市大和東 2-2-17
愛甲石田出張所○
厚木北出張所○
海老名出張所○
高座渋谷出張所○
七里ガ浜出張所○
湘南シティ出張所○
中央林間駅前出張所○
東京工芸大学出張所○
葉山出張所○
東林間駅前出張所○
藤沢駅出張所○
藤沢駅前出張所○
三菱電機鎌倉製作所南門前出張所○

新潟県

新潟支店　新潟市東大通 1-4-2
新潟北出張所○

富山県

富山支店　富山市中央通り 1-1-23

石川県

金沢支店　金沢市下堤町 7

福井県

福井支店　福井市大手 3-4-7

山梨県

甲府支店　甲府市丸の内 2-29-1
吉田出張所○

長野県

上田支店　上田市中央 2-1-18
諏訪支店　諏訪市諏訪 1-5-25
長野支店　長野市問御所町 1267-1
岡谷出張所○
小諸出張所○
ながの東急百貨店出張所○
ベルビア茅野出張所○
松本出張所○

岐阜県

岐阜支店　岐阜市神田町 7-9

静岡県

静岡支店　静岡市追手町 7-4
浜松支店　浜松市砂山町 325-6
伊東出張所○
沼津出張所○

愛知県

上前津支店　名古屋市中区大須 3-46-24
刈谷支店　刈谷市東陽町 2-18-1
豊田支店　豊田市喜多町 2-93
豊橋支店　豊橋市広小路 3-49
名古屋支店　名古屋市中区錦 2-18-24
名古屋駅前支店　名古屋市中村区名駅 1-2-5
名古屋栄支店　名古屋市中区栄 3-5-1
本山支店　名古屋市千種区末盛通 5-9
一宮出張所○
刈谷総合病院出張所○
津島出張所○
トヨタ生活協同組合栄店出張所○
トヨタ生活協同組合星ヶ丘店出張所○
トヨタ生協出張所○
豊橋技術科学大学出張所○
名古屋工業大学出張所○
藤田保健衛生大学病院出張所○
瑞穂出張所○

大阪府

大阪市

北区

梅田支店　大阪市北区角田町 8-47
梅田北口支店
梅田外貨両替コーナー　大阪市北区芝田 1-1-3
大阪駅前支店　大阪市北区梅田 1-13-13
天六支店　大阪市北区天神橋 6-4-20
堂島支店　大阪市北区堂島 1-6-20
中之島支店　大阪市北区中之島 3-2-4
南森町支店　大阪市北区南森町 2-1-29
梅田第一生命ビル地下出張所○
大阪三井物産ビル出張所○
新梅田出張所○
新阪急八番街出張所○
住友病院出張所○
堂ビル出張所○
中之島三井ビル出張所○
ハービス大阪出張所○
読売大阪ビル出張所○
ローレルハイツ北天満出張所○

都島区

京阪京橋支店　大阪市都島区東野田町 2-4-19
桜宮リバーシティ出張所○
ベル・パークシティ出張所○
都島出張所○

福島区

西野田支店　大阪市福島区大開 1-14-16
福島支店　大阪市福島区福島 5-8-3

此花区

四貫島支店　大阪市此花区四貫島 1-9-1

西区

立売堀支店　大阪市西区立売堀 4-1-20
大阪西支店　大阪市西区新町 1-9-2
道頓堀支店　大阪市西区南堀江 1-4-11

港区

港支店　大阪市港区夕凪 1-1-1

大正区

大正区支店　大阪市大正区泉尾 1-2-17
大正駅前出張所○

天王寺区

天王寺駅前支店　大阪市天王寺区堀越町 16-10
上本町出張所○

西淀川区

歌島橋支店　大阪市西淀川区御幣島 2-2-10

東成区

今里支店　大阪市東成区大今里西 2-17-19
鶴橋支店　大阪市東成区東小橋 3-12-18

生野区

生野支店　大阪市生野区田島 3-3-32

旭区

赤川町支店　大阪市旭区赤川 2-5-13
千林支店　大阪市旭区千林 2-12-31
花博記念公園前出張所○

城東区

城東支店　大阪市城東区蒲生 4-22-12
関目支店　大阪市城東区関目 3-2-5
深江橋支店　大阪市城東区永田 4-17-12

阿倍野区

阿倍野支店　大阪市阿倍野区阿倍野筋 1-1-43
寺田町支店　大阪市阿倍野区天王寺町北 2-14-1
西田辺支店　大阪市阿倍野区西田辺町 1-17-11

東住吉区

駒川町支店　大阪市東住吉区駒川 5-23-23
美章園支店　大阪市東住吉区北田辺 1-2-7

住吉区

長居出張所○

西成区

天下茶屋支店　大阪市西成区潮路 1-1-5

淀川区

十三支店　大阪市淀川区十三本町 1-6-27
新大阪支店　大阪市淀川区宮原 4-1-6
神崎川出張所○
新大阪和幸ビル出張所○
西中島南方出張所○
東三国出張所○
三国出張所○

鶴見区

徳庵支店　大阪市鶴見区今津北 5-11-8

住之江区

コスモタワー出張所　大阪市住之江区南港北 1-14-16
粉浜出張所　大阪市住之江区粉浜 2-14-27
住之江競艇場出張所○

平野区

平野支店　大阪市平野区平野上町 2-7-9

中央区

上町支店　大阪市中央区安堂寺町 2-2-33
大阪中央支店　大阪市中央区高麗橋 1-8-13
大阪ビジネスパーク出張所　大阪市中央区城見 2-1-61
大阪本店営業部　大阪市中央区北浜 4-6-5
船場支店　大阪市中央区南船場 3-10-19
玉造支店　大阪市中央区玉造 1-5-12
天満橋支店　大阪市中央区天満橋京町 2-13
難波支店
難波外貨両替コーナー　大阪市中央区難波 5-1-60
日本一支店　大阪市中央区日本橋 1-17-17
備後町支店　大阪市中央区道修町 4-1-1
御堂筋支店　大阪市中央区久太郎町 3-5-19
高麗橋出張所○
堺筋本町出張所○

堺市

鳳支店　堺市鳳東町 4-307
堺支店　堺市三国ヶ丘御幸通 152
泉北とが支店　堺市原山台 2-4-1
中もず支店　堺市百舌鳥梅町 1-15-10
浜寺支店　堺市浜寺諏訪森町西 2-90
光明池出張所○
津久野出張所○
南海堺駅出張所○
深井出張所○
三国ヶ丘出張所○
百舌鳥梅町出張所○

岸和田市

岸和田支店　岸和田市五軒屋町 15-10
岸和田市民病院共同出張所○
岸和田市役所出張所○
東岸和田出張所○

豊中市

庄内支店　豊中市庄内西町 2-21-2
千里中央支店　豊中市新千里東町 1-5-3
豊中支店　豊中市本町 1-9-5
阪急曽根支店　豊中市曽根東町 3-3-1-101
東豊中出張所　豊中市東豊中町 4-1-12
大阪大学豊中キャンパス出張所○
コープ東豊中出張所○
市立豊中病院出張所○
千里中央駅前第一出張所○
千里中央駅前第二出張所○
豊中市役所出張所○
豊中本店出張所○

東大阪市

小阪支店　東大阪市小阪本町 1-2-3
新石切支店　東大阪市西石切町 3-3-15

東大阪支店
東大阪市長堂 1-5-1
若江岩田支店
東大阪市岩田町 3-10-3
近畿大学内出張所○
瓢箪山出張所○
ヴェルノール布施出張所○

池田市
池田支店
池田市栄町 10-2
石橋出張所
池田市天神 1-5-13
池田市役所出張所○

吹田市
江坂支店
吹田市豊津町 8-7
吹田支店
吹田市元町 5-4
南千里支店
吹田市津雲台 1-2-D9-101
アザール桃山台出張所○
大阪大学医学部附属病院出張所○
大阪大学吹田キャンパス出張所○
関大前出張所○
北千里駅前出張所○
吹田市役所出張所○

泉大津市
泉大津支店
泉大津市旭町 20-2

高槻市
高槻支店
高槻市北園町 18-9
高槻駅前支店
高槻市白梅町 4-1
大阪医科大学出張所○
摂津富田出張所○
高槻北出張所○
高槻市役所出張所○

貝塚市
貝塚支店
貝塚市海塚 254
貝塚市役所共同出張所○
ジャスコ貝塚店出張所○
市立貝塚病院共同出張所○

守口市
守口支店
守口市京阪本通 1-1-4
守口市駅前出張所
守口市河原町 1-5

枚方市
くずは支店
枚方市楠葉花園町 15-3
枚方支店
枚方市岡東町 21-10
男山団地出張所○
関西外国語大学出張所○
京阪枚方市駅出張所○
枚方駅前出張所○
牧野駅前出張所○

茨木市
茨木支店
茨木市永代町 7-6
茨木西支店
茨木市西駅前町 5-4
追手門学院大学出張所○
総持寺出張所○

八尾市
八尾支店
八尾市北本町 2-1-1
山本支店
八尾市山本町南 1-12-8
大阪経済法科大学出張所○

泉佐野市
関西国際空港第二出張所
泉佐野市泉州空港北 1

佐野支店
泉佐野市上町 3-11-14
泉佐野市役所出張所○

富田林市
富田林支店
富田林市本町 18-27
喜志出張所○
PL 出張所○

寝屋川市
香里支店
寝屋川市香里南之町 36-16
香里ヶ丘出張所
寝屋川市末広町 16-15
寝屋川支店
寝屋川市早子町 16-14
萱島出張所○

河内長野市
河内長野支店
河内長野市長野町 4-6
南花台出張所○
長野青葉台出張所○

松原市
松原支店
松原市高見の里 4-766
河内天美出張所○
河内松原出張所○

大東市
大阪産業大学出張所○
住道出張所○

和泉市
和泉支店
和泉市府中町 1-7-1
和泉市役所出張所○
和泉中央駅出張所○

箕面市
桜井出張所
箕面市桜井 1-7-24
箕面支店
箕面市箕面 5-13-51
箕面市役所出張所
箕面市西小路 4-6-1
大阪外国語大学出張所○
箕面市立病院出張所○

門真市
門真支店
門真市末広町 41-1
大和田駅出張所○
門真市役所出張所○
門真西出張所○

藤井寺市
藤井寺支店
藤井寺市岡 1-15-8
藤井寺駅前出張所○
藤井寺市役所出張所○

泉南市
泉南支店
泉南市樽井 6-23-6
泉南市役所共同出張所○
和泉砂川出張所○

四條畷市
四条畷支店
四條畷市雁屋南町 28-3

大阪狭山市
金剛支店
大阪狭山市金剛 1-1-29
近畿大学医学部付属病院出張所○
狭山ニュータウン出張所○

羽曳野市
はびきの出張所
羽曳野市軽里 3-2-1
IBU 出張所○

阪南市
尾崎駅出張所○

豊能郡
ときわ台駅出張所○
豊能町役場出張所○

泉南郡
関西国際空港出張所
泉南郡田尻町泉州空港中 1
熊取出張所○
熊取駅前出張所○
浪商学園出張所○

南河内郡
大阪芸術大学出張所○

京都府

円町支店
京都市中京区西ノ京円町 10-1
京都支店
京都市下京区四条通烏丸東入長刀鉾町 8
四条支店
四条外貨両替コーナー
京都市下京区四条通河原町東入真町 68
伏見支店
京都市伏見区銀座町 1-354-1
京都外国語大学出張所○
京都中央出張所○
JR 京都駅出張所○
四条大宮出張所○
東寺出張所○
佛教大学出張所○
立命館大学出張所○

兵庫県

神戸市

中央区
神戸営業部
神戸市中央区浪花町 56
神戸駅前支店
神戸市中央区多聞通 3-3-9
神戸市役所出張所
神戸市中央区加納町 6-5-1
三宮支店
神戸市中央区三宮町 1-5-1
三宮駅ビル外貨両替コーナー
神戸市中央区雲井通 8-1-2
兵庫県庁出張所
神戸市中央区下山手通 5-10-1
神戸市立中央市民病院出張所○
神戸大学医学部附属病院出張所○
神戸貿易センター出張所○
神戸ポートアイランド出張所○
栄町出張所○
三宮駅ビル出張所○
三宮中央ビルディング出張所○
神鋼病院出張所○
ハーバーランド出張所○
ファッションタウン出張所○
元町一番街出張所○
山手出張所○

灘区
灘支店
神戸市灘区備後町 5-3-1-102
六甲支店
神戸市灘区宮山町 2-6-8
神戸大学出張所○
六甲口出張所○

兵庫区
兵庫支店
神戸市兵庫区湊町 4-2-10
湊川支店
神戸市兵庫区東山町 2-2-6
上沢出張所○
神戸平野出張所○
御崎出張所○

長田区
長田支店
神戸市長田区四番町 8-6-1
駒ヶ林出張所○

須磨区
板宿支店
神戸市須磨区大黒町 2-1-9
北須磨支店
神戸市須磨区中落合 2-2-5
須磨支店
神戸市須磨区月見山本町 2-4-2
コープ白川台出張所○
妙法寺出張所○

垂水区
垂水支店
神戸市垂水区神田町 4-16
コープ高丸出張所○
向陽出張所○
垂水北出張所○
垂水つつじが丘出張所○
垂水東出張所○

東灘区
岡本支店
神戸市東灘区岡本 1-3-25
甲南支店
神戸市東灘区甲南町 3-9-24
住吉支店
神戸市東灘区住吉本町 1-2-1
深江支店
神戸市東灘区深江北町 3-3-9
御影支店
神戸市東灘区御影本町 4-10-4
六甲アイランド出張所
神戸市東灘区向洋町中 6-9
阪急御影出張所○
六甲アイランド・リバーモール出張所○
甲南女子大学出張所○

北区
北鈴蘭台出張所
神戸市北区甲栄台 1-1-5
鈴蘭台支店
神戸市北区鈴蘭台北町 1-7-17
藤原台支店
神戸市北区有野中町 1-12-7
星和台出張所○
神戸北町出張所○
有馬出張所○
鈴蘭台駅前出張所○

西区
神戸学園都市出張所
神戸市西区学園西町 1-13
西神中央支店
神戸市西区糀台 5-10-2
玉津出張所○
西神南出張所○

姫路市
網干支店
姫路市網干区新在家三ツ石 1437-17
飾磨支店
姫路市飾磨区清水 127
姫路支店
姫路市呉服町 54
姫路市役所出張所
姫路市安田 4-1
姫路南支店
姫路市白浜町甲 335-1
広畑支店
姫路市広畑区正門通 3-5-2
英賀保駅前出張所○
イトーヨーカドー広畑店出張所○
ザ・モール姫路出張所○
姫路駅前出張所○
姫路北出張所○
姫路赤十字病院出張所○
姫路西出張所○
姫路リバーシティ出張所○

SMBC ■ ネットワーク（国内）

尼崎市
尼崎支店
尼崎市昭和通 3-91
尼崎市役所出張所
尼崎市東七松町 1-23-1
杭瀬支店
尼崎市杭瀬本町 2-1-5
園田支店
尼崎市東園田町 9-48-1
立花支店
尼崎市立花町 1-5-17
塚口支店
尼崎市塚口 1-12-21
武庫之荘支店
尼崎市武庫之荘 2-2-14
尼崎西出張所○
尼崎競艇場出張所○
JR 尼崎駅前出張所○
武庫之荘駅前出張所○
武庫川出張所○

明石市
明石支店
明石市大明石町 1-5-4
大久保支店
明石市大久保町大久保町字神楽田 16-3
明石市役所出張所○
朝霧出張所○
コープ大久保出張所○
ステーションプラザ明石出張所○
西新町出張所○

西宮市
苦楽園出張所
西宮市南越木岩町 9-5
甲子園支店
西宮市甲子園七番町 1-19
甲子園口支店
西宮市甲子園口 2-28-18
甲東支店
西宮市甲東園 3-2-29
夙川支店
西宮市羽衣町 7-30-123
西宮支店
西宮市六湛寺町 14-12
西宮北口支店
西宮市甲風園 1-5-24
西宮市役所出張所
西宮市六湛寺町 10-3
今津出張所○
関西学院上ケ原キャンパス出張所○
苦楽園西出張所○
コープ甲東園出張所○
コープ甲陽園出張所○
コープ夙川出張所○
コープ浜甲子園出張所○
西宮北口駅南出張所○
西宮市立中央病院出張所○
西宮名塩駅前出張所○
西宮マリナパークシティ出張所○
阪神甲子園駅前出張所○
兵庫医科大学出張所○
フレンテ西宮出張所○
メルカードむこがわ出張所○
門戸厄神駅前出張所○

洲本市
洲本支店
洲本市本町 4-5-10
モノベシティオ出張所○
洲本市役所出張所○

芦屋市
芦屋支店
芦屋市公光町 11-9
芦屋駅前支店
芦屋市船戸町 2-1-101
芦屋北口支店
芦屋市役所出張所○
シーサイドタウン出張所○

伊丹市
伊丹支店
伊丹市中央 3-5-23
伊丹市役所出張所○

稲野出張所○
コープ野間出張所○
ネオ伊丹ビル出張所○

豊岡市
豊岡支店
豊岡市元町 12-1
豊岡市役所出張所○

加古川市
加古川支店
加古川市加古川町寺家町 53-2
東加古川支店
加古川市平岡町新在家 2-273-2
別府出張所
加古川市別府町緑町 1
加古川駅前出張所○
加古川市民病院出張所○
加古川市役所出張所○
コープ神吉出張所○
サティ加古川店出張所○
神野中央ショッピングセンター出張所○
鶴池タウン出張所○

龍野市
龍野支店
龍野市龍野町富永 288-3
龍野市役所出張所○

西脇市
西脇支店
西脇市西脇 951
ダイエーふうしゃ本社ビル店出張所○
西脇市役所出張所○

宝塚市
逆瀬川支店
宝塚市逆瀬川 1-1-11
宝塚支店
宝塚市栄町 2-1-2
イズミヤ小林店出張所○
逆瀬台出張所○
すみれガ丘出張所○
宝塚市役所出張所○
仁川駅前出張所○

三木市
三木支店
三木市本町 2-3-12
緑が丘支店
三木市緑が丘本町 1-1-7
コープ志染出張所○
三木市役所出張所○
三木ジャスコ出張所○

高砂市
曽根出張所
高砂市曽根町字前浜 2241-2
高砂支店
高砂市高砂町浜田町 2-3-5
アスパ高砂出張所○
コープ高砂出張所○
高砂市民病院出張所○
高砂市役所出張所○

川西市
川西支店
川西市小花 1-7-9
川西市役所出張所○
多田駅前出張所○

三田市
ウッディタウン出張所
三田市すずかけ台 2-3-1
三田支店
三田市中央町 4-1
フラワータウン出張所
三田市弥生が丘 1-1-1
関西学院神戸三田キャンパス出張所○
三田カルチャータウン出張所○
三田市民病院出張所○
三田市役所出張所○
モールラフィーネ出張所○

加西市
北条支店
加西市北条町北条 910
加西市役所出張所○

篠山市
篠山支店
篠山市二階町 60

川辺郡
日生中央出張所○

揖保郡
新宮出張所○

滋賀県
草津出張所○

奈良県
生駒支店
生駒市元町 1-13-1
学園前支店
奈良市学園北 1-1-1-100
奈良支店
奈良市角振町 35
平城支店
奈良市右京 1-3-4
大和王寺支店
北葛城郡王寺町王寺 2-6-11
大和郡山支店
大和郡山市南郡山町 529-2
アントレ生駒出張所○
近畿大学奈良病院出張所○
西大寺出張所○
東生駒出張所○

和歌山県
和歌山支店
和歌山市六番丁 10
林間田園都市駅出張所○

岡山県
岡山支店
岡山市本町 3-6-101

広島県
尾道支店
尾道市土堂 1-8-3
広島支店
広島市中区紙屋町 1-3-2
呉出張所○
広島北出張所○

山口県
下関支店
下関市竹崎町 1-15-20

香川県
高松支店
高松市兵庫町 10-4

愛媛県
新居浜支店
新居浜市中須賀町 1-7-33
住友別子病院出張所○

福岡県
大牟田支店
大牟田市栄町 1-2-1
北九州支店
北九州市小倉北区魚町 1-5-16
久留米支店
久留米市日吉町 15-52
天神町支店
福岡市中央区天神 2-11-1
福岡支店
福岡市博多区博多駅前 1-1-1
呉服町出張所○
店屋町三井ビル出張所○
東芝福岡ビル出張所○

パピヨン 24 出張所○

佐賀県
佐賀支店
佐賀市八幡小路 2-3

熊本県
熊本支店
熊本市魚屋町 2-1

大分県
大分支店
大分市中央町 1-3-22
立命館アジア太平洋大学共同出張所○

鹿児島県
鹿児島支店
鹿児島市大黒町 4-4

公務部
東京公務部
東京都港区虎ノ門 1-6-12
大阪公務部
大阪府大阪市中央区北浜 4-7-19
神戸公務部
兵庫県神戸市中央区浪花町 56

個人債権管理センター
目黒三田個人債権管理センター出張所
東京都目黒区三田 2-4-9
上野個人債権管理センター出張所
東京都台東区柳橋 2-6-2
難波個人債権管理センター出張所
大阪府大阪市浪速区難波中 1-12-5
梅田個人債権管理センター出張所
大阪府大阪市北区曽根崎新地 1-4-10

外為事務部
東京外為センター
東京都千代田区九段南 1-5-3
大阪外為センター
大阪府大阪市西区靱本町 1-7-7

ローンプラザ
東日本

札幌ローンプラザ
北海道札幌市中央区北 1 条西 4-2-2
仙台ローンプラザ
宮城県仙台市青葉区中央 2-2-6
浦和ローンプラザ
埼玉県さいたま市浦和区仲町 1-14-8
大宮ローンプラザ
埼玉県さいたま市大宮区大門町 2-107
川口ローンプラザ
埼玉県川口市本町 4-1-8
川越ローンプラザ
埼玉県川越市新富町 2-24-4
越谷ローンプラザ
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志木ローンプラザ
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丸ノ内ローンプラザ
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厚木ローンプラザ
神奈川県厚木市中町2-3-5
上大岡ローンプラザ
神奈川県横浜市港南区上大岡西1-15-1
港南台ローンプラザ
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新百合ケ丘ローンプラザ
神奈川県川崎市麻生区万福寺1-1-1-402
たまプラーザローンプラザ
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綱島ローンプラザ
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鶴見ローンプラザ
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戸塚ローンプラザ
神奈川県横浜市戸塚区上倉田町489-1
橋本ローンプラザ
神奈川県相模原市橋本6-4-15
平塚ローンプラザ
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藤沢ローンプラザ
神奈川県藤沢市藤沢484-12
溝ノ口ローンプラザ
神奈川県川崎市高津区溝口1-9-1
横浜ローンプラザ
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大和ローンプラザ
神奈川県大和市大和東2-2-17
刈谷ローンプラザ
愛知県刈谷市東陽町2-18-1
名古屋ローンプラザ
愛知県名古屋市中区錦2-18-24

西日本

和泉ローンプラザ
大阪府和泉市府中町1-7-1
茨木ローンプラザ
大阪府茨木市双葉町2-27
梅田ローンプラザ
大阪府大阪市北区芝田1-1-4
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大阪府河内長野市長野町4-6

小阪ローンプラザ
大阪府東大阪市小阪本町1-2-3
堺ローンプラザ
大阪府堺市一条通20-1
佐野ローンプラザ
大阪府泉佐野市上町3-11-14
住宅ローン開発センター大阪
大阪府大阪市中央区南久宝寺町3-6-6
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姫路ローンプラザ
兵庫県姫路市博労町91
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生駒ローンプラザ
奈良県生駒市元町1-13-1
学園前ローンプラザ
奈良県奈良市学園北1-1-1-100
奈良ローンプラザ
奈良県奈良市西御門町2
大和王寺ローンプラザ
奈良県北葛城郡王寺町王寺2-6-1
和歌山ローンプラザ
和歌山県和歌山市六番丁10
岡山ローンプラザ
岡山県岡山市本町1-2
広島ローンプラザ
広島県広島市中区紙屋町1-3-2
北九州ローンプラザ
福岡県北九州市小倉北区魚町1-5-16
福岡ローンプラザ
福岡県福岡市博多区博多駅前1-1-1

法人営業部

東日本

札幌法人営業部
北海道札幌市中央区北一条西4-2-2
東北法人営業部
宮城県仙台市青葉区中央2-2-6
東関東法人営業部
茨城県水戸市南町3-4-10
茨城県取手市取手2-10-15

北関東法人営業部
群馬県前橋市本町2-1-16
栃木県小山市城山町3-4-1
群馬県太田市飯田町1319
群馬県高崎市旭町16-11
大宮法人営業部
埼玉県さいたま市大宮区大門町2-107
春日部法人営業部
埼玉県春日部市中央1-1-4
埼玉県越谷市弥生町14-21
川口法人営業部
埼玉県川口市栄町3-5-1
川越法人営業部
埼玉県川越市脇田町105
熊谷法人営業部
埼玉県熊谷市本町1-104
志木法人営業部
埼玉県新座市東北2-35-17
所沢法人営業部
埼玉県所沢市日吉町11-5
柏法人営業部
千葉県柏市柏1-2-38
千葉法人営業部
千葉県千葉市中央区富士見2-2-2
千葉県木更津市大和1-1-3
船橋法人営業部
千葉県船橋市本町1-7-1
青山法人営業部
東京都港区南青山3-1-30
赤坂法人営業第一部
東京都港区赤坂3-3-3
赤坂法人営業第二部
東京都港区赤坂3-3-3
浅草法人営業部
東京都台東区雷門2-17-12
浅草橋法人営業部
東京都中央区日本橋馬喰町2-1-1
飯田橋法人営業部
東京都新宿区揚場町1-18
池袋法人営業部
東京都豊島区西池袋1-21-7
池袋東口法人営業部
東京都豊島区東池袋2-27-9
上野法人営業第一部
東京都台東区台東4-11-4
上野法人営業第二部
東京都台東区台東4-11-4
恵比寿法人営業部
東京都渋谷区恵比寿南1-1-1
王子法人営業部
東京都北区王子1-16-2
大塚法人営業部
東京都文京区大塚4-45-11
大森法人営業部
東京都大田区山王2-3-4
葛西法人営業部
東京都江戸川区中葛西5-34-8
蒲田法人営業部
東京都大田区蒲田5-41-8
神田駅前法人営業部
東京都千代田区鍛冶町2-2-1
神田法人営業第一部
東京都千代田区神田小川町1-1
神田法人営業第二部
東京都千代田区神田小川町1-1
吉祥寺法人営業部
東京都武蔵野市吉祥寺本町1-7-5
経堂法人営業部
東京都世田谷区経堂1-21-13
東京都世田谷区用賀4-11-7
京橋法人営業部
東京都中央区京橋3-7-1
銀座法人営業第一部
東京都中央区銀座8-8-5
銀座法人営業第二部
東京都中央区銀座8-8-5
錦糸町法人営業第一部
東京都墨田区江東橋4-27-14
錦糸町法人営業第二部
東京都墨田区江東橋4-27-14
小石川法人営業部
東京都文京区小石川1-15-17
高円寺法人営業部
東京都杉並区高円寺南4-27-12
麹町法人営業部
東京都千代田区麹町6-6
五反田法人営業第一部
東京都品川区東五反田1-14-10

五反田法人営業第二部
東京都品川区東五反田1-14-10
渋谷法人営業第一部
東京都渋谷区宇田川町28-4
渋谷法人営業第二部
東京都渋谷区宇田川町28-4
自由が丘法人営業部
東京都目黒区自由が丘2-11-4
東京都大田区雪谷大塚町9-15
新小岩法人営業部
東京都葛飾区新小岩1-48-18
新宿法人営業第一部
東京都新宿区新宿3-24-1
新宿法人営業第二部
東京都新宿区新宿3-24-1
新宿西口法人営業第一部
東京都新宿区西新宿2-1-1
新宿西口法人営業第二部
東京都新宿区西新宿2-1-1
新橋法人営業部
東京都港区新橋1-8-3
浜松町法人営業部
東京都港区浜松町2-4-1
千住法人営業部
東京都足立区千住2-55
埼玉県草加市高砂2-17-21
高田馬場法人営業部
東京都新宿区高田馬場1-27-7
立川法人営業部
東京都立川市曙町2-6-11
田無法人営業部
東京都西東京市田無町4-27-13
築地法人営業部
東京都中央区築地2-11-24
東京公務法人営業部
東京都港区虎ノ門1-6-12
東京中央法人営業第一部
東京都中央区八重洲1-3-3
東京中央法人営業第二部
東京都中央区八重洲1-3-3
ときわ台法人営業部
東京都板橋区常盤台1-44-6
日暮里法人営業部
東京都荒川区西日暮里2-15-6
日本橋法人営業第一部
東京都中央区日本橋室町2-1-1
日本橋法人営業第二部
東京都中央区日本橋室町2-1-1
日本橋中央法人営業第一部
東京都中央区日本橋2-7-9
日本橋中央法人営業第二部
東京都中央区日本橋2-7-9
日本橋中央法人営業第三部
東京都中央区日本橋2-7-9
日本橋東法人営業部
東京都中央区日本橋茅場町1-13-12
人形町法人営業部
東京都中央区日本橋大伝馬町5-7
練馬法人営業部
東京都練馬区豊玉北5-17-14
東京都杉並区下井草3-38-16
旗ノ台法人営業部
東京都品川区旗の台1-4-15
八王子法人営業部
東京都八王子市旭町8-1
日比谷法人営業部
東京都港区西新橋1-3-12
日比谷通法人営業部
東京都港区新橋1-15-1
府中法人営業部
東京都府中市宮町1-41
法人戦略営業第一部
東京都千代田区丸の内1-3-2
法人戦略営業第三部
東京都千代田区丸の内1-3-2
本店法人営業部
東京都千代田区有楽町1-1-2
町田法人営業部
東京都町田市原町田6-3-8
神奈川県相模原市橋本6-4-15
丸ノ内法人営業部
東京都千代田区丸の内3-4-1
三田通法人営業部
東京都港区芝5-28-1
目黒法人営業部
東京都品川区上大崎2-25-5
六本木法人営業部
東京都港区六本木6-1-21

厚木法人営業部
　神奈川県厚木市中町 2-3-5

上大岡法人営業部
　神奈川県横浜市港南区上大岡西 1-6-1

神奈川公務法人営業部
　神奈川県横浜市西区みなとみらい 2-3-3

川崎法人営業部
　神奈川県川崎市川崎区砂子 1-8-1

新横浜法人営業部
　神奈川県横浜市港北区新横浜 3-7-3

鶴見法人営業部
　神奈川県横浜市鶴見区豊岡町 8-26

平塚法人営業部
　神奈川県平塚市明石町 9-1
　神奈川県小田原市栄町 2-8-41

藤沢法人営業部
　神奈川県藤沢市藤沢 555
　神奈川県大和市大和東 2-2-17

溝ノ口法人営業部
　神奈川県川崎市高津区溝口 1-9-1

横浜駅前法人営業第一部
　神奈川県横浜市西区北幸 1-3-23

横浜駅前法人営業第二部
　神奈川県横浜市西区北幸 1-3-23

横浜法人営業部
　神奈川県横浜市中区羽衣町 1-3-10

新潟法人営業部
　新潟県新潟市東大通 1-4-2

富山法人営業部
　富山県富山市中央通り 1-1-23

金沢法人営業部
　石川県金沢市下堤町 7

福井法人営業部
　福井県福井市大手 3-4-7

甲府法人営業部
　山梨県甲府市丸の内 2-29-1

上田法人営業部
　長野県上田市中央 2-1-18

諏訪法人営業部
　長野県諏訪市諏訪 1-5-25
　長野県松本市深志 2-5-26

長野法人営業部
　長野県長野市問御所町 1267-1

岐阜法人営業部
　岐阜県岐阜市神田町 7-9

静岡法人営業部
　静岡県静岡市追手町 7-4
　静岡県沼津市大手町 3-8-23

浜松法人営業部
　静岡県浜松市砂山町 325-6

刈谷法人営業部
　愛知県刈谷市東陽町 2-18-1

豊橋法人営業部
　愛知県豊橋市広小路 3-49

名古屋法人営業第一部
　愛知県名古屋市中区錦 2-18-19

名古屋法人営業第二部
　愛知県名古屋市中区錦 2-18-19

名古屋法人営業第三部
　愛知県名古屋市中区錦 2-18-19

名古屋法人営業第四部
　愛知県名古屋市中区錦 2-18-19

西日本

泉大津法人営業部
　大阪府泉大津市旭町 20-2

立売堀法人営業部
　大阪府大阪市西区立売堀 4-1-20

茨木法人営業部
　大阪府茨木市永代町 7-6

今里法人営業部
　大阪府大阪市東成区大今里西 2-17-19

梅田法人営業第一部
　大阪府大阪市北区角田町 8-47

梅田法人営業第二部
　大阪府大阪市北区角田町 8-47

大阪公務法人営業部
　大阪府大阪市中央区北浜 4-7-19

大阪中央法人営業第一部
　大阪府大阪市中央区高麗橋 1-8-13

大阪中央法人営業第二部
　大阪府大阪市中央区高麗橋 1-8-13

大阪西法人営業部
　大阪府大阪市西区新町 1-9-2

門真法人営業部
　大阪府門真市末広町 41-1

岸和田法人営業部
　大阪府岸和田市五軒屋町 15-10

粉浜法人営業部
　大阪府大阪市住之江区粉浜 2-14-27

堺法人営業部
　大阪府堺市三国ヶ丘御幸通 152

十三法人営業部
　大阪府大阪市淀川区十三本町 1-6-27

城東法人営業部
　大阪府大阪市城東区蒲生 4-22-12

新大阪法人営業部
　大阪府大阪市淀川区宮原 4-1-6

船場法人営業部
　大阪府大阪市中央区南船場 3-10-19

玉造法人営業部
　大阪府大阪市中央区玉造 1-5-12

天下茶屋法人営業部
　大阪府大阪市西成区潮路 1-1-5

天王寺駅前法人営業第一部
　大阪府大阪市天王寺区堀越町 16-10

天王寺駅前法人営業第二部
　大阪府大阪市天王寺区堀越町 16-10

天満橋法人営業部
　大阪府大阪市中央区天満橋京町 2-13

天六法人営業部
　大阪府大阪市北区天神橋 6-3-16

堂島法人営業第一部
　大阪府大阪市北区堂島 1-6-20

堂島法人営業第二部
　大阪府大阪市北区堂島 1-6-20

道頓堀法人営業部
　大阪府大阪市西区南堀江 1-4-11

豊中法人営業部
　大阪府豊中市本町 1-9-1

難波法人営業第一部
　大阪府大阪市中央区難波 5-1-60

難波法人営業第二部
　大阪府大阪市中央区難波 5-1-60

西野田法人営業部
　大阪府大阪市福島区大開 1-14-16

東大阪法人営業第一部
　大阪府東大阪市長堂 1-5-1

東大阪法人営業第二部
　大阪府東大阪市長堂 1-5-1

枚方法人営業部
　大阪府枚方市岡東町 21-10

備後町法人営業部
　大阪府大阪市中央区道修町 4-1-1

深江橋法人営業部
　大阪府大阪市城東区永田 4-17-12

藤井寺法人営業部
　大阪府藤井寺市岡 1-15-8

法人戦略営業第二部
　大阪府大阪市中央区北浜 4-6-5

御堂筋法人営業部
　大阪府大阪市中央区久太郎町 3-5-19

南森町法人営業部
　大阪府大阪市北区南森町 2-1-29

京都法人営業第一部
　京都府京都市中京区烏丸通三条下ル
　饅頭屋町 604

京都法人営業第二部
　京都府京都市中京区烏丸通三条下ル
　饅頭屋町 604

京都法人営業第三部
　京都府京都市中京区烏丸通三条下ル
　饅頭屋町 604

明石法人営業部
　兵庫県明石市大明石町 1-5-4

尼崎法人営業部
　兵庫県尼崎市昭和通 3-90-1

伊丹法人営業部
　兵庫県伊丹市中央 3-5-23

加古川法人営業部
　兵庫県加古川市加古川町寺家町 53-2

神戸法人営業第一部
　兵庫県神戸市中央区浪花町 56

神戸法人営業第二部
　兵庫県神戸市中央区浪花町 56

神戸法人営業第三部
　兵庫県神戸市中央区浪花町 56

神戸公務法人営業部
　兵庫県神戸市中央区浪花町 56

三田篠山法人営業部
　兵庫県三田市中央町 4-1
　兵庫県篠山市二階町 60

洲本法人営業部
　兵庫県洲本市本町 4-5-10

豊岡法人営業部
　兵庫県豊岡市元町 12-1

西宮法人営業部
　兵庫県西宮市六湛寺町 14-12

北播磨法人営業部
　兵庫県西脇市西脇 951
　兵庫県三木市本町 2-3-12
　兵庫県加西市北条町北条 910

東神戸法人営業部
　兵庫県神戸市東灘区御影本町 4-10-4

姫路法人営業第一部
　兵庫県姫路市呉服町 54
　兵庫県龍野市龍野町富永 288-3

姫路法人営業第二部
　兵庫県姫路市呉服町 54

兵庫法人営業部
　兵庫県神戸市兵庫区湊町 4-2-10

奈良法人営業部
　奈良県奈良市角振町 35

和歌山法人営業部
　和歌山県和歌山市六番丁 10

岡山法人営業部
　岡山県岡山市本町 3-6-101

尾道法人営業部
　広島県尾道市土堂 1-8-3
　広島県福山市霞町 1-1-24

広島法人営業部
　広島県広島市中区紙屋町 1-3-2

下関法人営業部
　山口県下関市竹崎町 1-15-20

高松法人営業部
　香川県高松市兵庫町 10-4
　徳島県徳島市八百屋町 1-14

四国法人営業部
　愛媛県新居浜市中須賀町 1-7-33
　愛媛県松山市千舟町 4-5-4

大牟田法人営業部
　福岡県大牟田市栄町 1-2-1

北九州法人営業部
　福岡県北九州市小倉北区魚町 1-5-16

福岡法人営業第一部
　福岡県福岡市博多区博多駅前 1-1-1
　福岡県久留米市日吉町 15-52

福岡法人営業第二部
　福岡県福岡市博多区博多駅前 1-1-1

佐賀法人営業部
　佐賀県佐賀市八幡小路 2-3
　長崎県長崎市万才町 3-5

熊本法人営業部
　熊本県熊本市魚屋町 2-1

大分法人営業部
　大分県大分市中央町 1-3-22

鹿児島法人営業部
　鹿児島県鹿児島市大黒町 4-4

ビジネスサポートプラザ

東日本

赤羽ビジネスサポートプラザ
　東京都北区赤羽 2-1-15

池袋ビジネスサポートプラザ
　東京都豊島区西池袋 1-21-7

上野ビジネスサポートプラザ
　東京都台東区台東 4-11-4

蒲田ビジネスサポートプラザ
　東京都大田区蒲田 5-41-8

神田ビジネスサポートプラザ
　東京都千代田区神田小川町 1-1

銀座ビジネスサポートプラザ
　東京都中央区銀座 6-10-15

錦糸町ビジネスサポートプラザ
　東京都墨田区江東橋 4-27-14
　東京都江東区北砂 4-34-18

小岩ビジネスサポートプラザ
　東京都江戸川区南小岩 7-23-10
　東京都葛飾区四つ木 2-30-16
　千葉県市川市八幡 2-6-9

麹町ビジネスサポートプラザ
　東京都千代田区麹町 6-6
　東京都港区赤坂 3-3-3

五反田ビジネスサポートプラザ
　東京都品川区東五反田 1-14-10

渋谷駅前ビジネスサポートプラザ
　東京都渋谷区道玄坂 1-2-2

新宿ビジネスサポートプラザ
　東京都新宿区新宿 3-24-1

新宿西口ビジネスサポートプラザ
　東京都新宿区西新宿 1-7-1
　東京都渋谷区幡ヶ谷 1-3-9

中野ビジネスサポートプラザ
　東京都中野区中野 5-64-3

日本橋中央ビジネスサポートプラザ
　東京都中央区日本橋 2-7-9
　東京都江東区富岡 1-6-4

三田通ビジネスサポートプラザ
　東京都港区芝 5-28-1
　東京都港区西新橋 1-3-12

東日本ビジネスサポートプラザ
　東京都新宿区四谷 2-3-5
　神奈川県横浜市中区本町 2-20

横浜駅前ビジネスサポートプラザ
　神奈川県横浜市西区北幸 1-4-1
　神奈川県横浜市中区本町 2-20

名古屋駅前ビジネスサポートプラザ
　愛知県名古屋市中村区名駅 1-2-5
　愛知県名古屋市中区錦 2-18-24
　愛知県名古屋市千種区末盛通 5-9

西日本

阿倍野ビジネスサポートプラザ
　大阪府大阪市阿倍野区阿倍野筋 1-1-43
　大阪府大阪市平野区平野上町 2-7-9

梅田ビジネスサポートプラザ
　大阪府大阪市北区角田町 8-47

鳳ビジネスサポートプラザ
　大阪府堺市鳳東町 4-307
　大阪府堺市三国ヶ丘御幸通 152

貝塚ビジネスサポートプラザ
　大阪府貝塚市海塚 254

京阪京橋ビジネスサポートプラザ
　大阪府大阪市都島区東野田町 2-4-19

西日本ビジネスサポートプラザ
　大阪府大阪市福島区福島 5-8-3
　兵庫県神戸市中央区三宮町 1-5-1

西野田ビジネスサポートプラザ
　大阪府大阪市福島区大開 1-14-16

日本一ビジネスサポートプラザ
　大阪府大阪市中央区日本橋 1-17-17

東大阪ビジネスサポートプラザ
　大阪府東大阪市長堂 1-5-1
　大阪府八尾市北本町 2-1-1

備後町ビジネスサポートプラザ
　大阪府大阪市中央区道修町 4-1-1

松原ビジネスサポートプラザ
　大阪府松原市高見の里 4-766

守口ビジネスサポートプラザ
　大阪府守口市京阪本通 1-1-4

京都ビジネスサポートプラザ
　京都府京都市下京区四条通烏丸東入
　長刀鉾町 8
　京都府京都市伏見区銀座町 1-354-1

三宮ビジネスサポートプラザ
　兵庫県神戸市中央区三宮町 1-5-1

兵庫ビジネスサポートプラザ
　兵庫県神戸市兵庫区湊町 4-2-10

店舗再編状況

店舗統合 （平成16年6月30日現在）

（統合実施済み）

店番号	統合店	店番号	継承店
357	青葉台南支店	579	青葉台支店
269	赤坂山王支店	825	赤坂支店
540	明石駅前支店	425	明石支店
829	赤羽東支店	226	赤羽支店
033	浅草西支店	230	浅草支店
241	浅草橋南支店	614	浅草橋支店
857	あざみ野西支店	573	あざみ野支店
538	芦屋北口支店	380	芦屋駅前支店
343	厚木北支店	595	厚木支店
670	飯田橋西口支店	888	飯田橋支店
754	池田南口支店	153	池田支店
545	生駒東支店	773	生駒支店
746	伊勢佐木町支店	321	横浜中央支店
534	伊丹東支店	355	伊丹支店
262	市ヶ谷支店	888	飯田橋支店
405	一宮支店	402	名古屋駅前支店
071	市原支店	066	千葉支店
478	伊東支店	862	小田原支店
	イトーヨーカドー葛西店出張所	823	葛西支店
752	茨木東口支店	169	茨木支店
520	今里南支店	105	今里支店
047	入間支店	516	小手指支店
727	歌島橋西支店	126	歌島橋支店
872	梅島支店	248	千住支店
430	梅田南支店	136	大阪駅前支店
806	浦和駅前支店	040	浦和支店
686	海老名出張所	595	厚木支店
876	大泉駅前支店	608	大泉支店
826	大井町支店	785	大森支店
866	大口支店	578	東神奈川支店
530	大阪北支店	127	梅田支店
263	大塚駅前支店	227	大塚支店
914	大宮西支店	514	大宮支店
236	大森西口支店	785	大森支店
229	御徒町支店	779	上野支店
017	岡谷支店	018	諏訪支店
601	岡山東支店	651	岡山支店
802	小樽支店	301	札幌支店
824	お花茶屋支店	231	葛飾支店
310	オリンピック湘南支店	565	平塚支店
336	学芸大学駅東支店	094	学芸大学駅前支店
722	鹿児島南支店	508	鹿児島支店
342	柏東口支店	498	柏支店
286	春日支店	813	小石川支店
903	春日部駅前支店	005	春日部支店
043	加須支店	005	春日部支店
035	葛飾東支店	231	葛飾支店
820	金町支店	691	綾瀬支店
787	蒲田東支店	239	蒲田支店
838	上大岡駅前支店	566	上大岡支店
782	亀戸北支店	254	亀戸支店
324	川崎駅前支店	755	川崎支店
577	河内小阪支店	166	小阪支店
060	かわつる出張所	058	坂戸支店
537	川西南支店	356	川西支店
024	神田小川町支店	219	神田支店
281	神田橋支店	219	神田支店
062	菊川支店	615	錦糸町支店
766	岸和田駅前支店	171	岸和田支店
309	吉祥寺北支店	845	吉祥寺支店
359	行徳駅前支店	206	行徳支店
511	京都中央支店	496	京都支店
214	銀座通支店	026	銀座支店
243	錦糸町南支店	615	錦糸町支店
088	九段営業部	200	本店営業部
256	京成小岩支店	643	小岩支店
822	小岩南支店	643	小岩支店
815	高円寺北口支店	089	高円寺支店
902	高座渋谷支店	347	大和支店
584	甲東園出張所	376	甲東支店
521	神戸中央支店	500	神戸営業部
135	高麗橋支店	710	大阪中央支店
885	小金井南支店	848	小金井支店
666	国分寺西代理店	666	国立支店
713	小倉支店	704	北九州支店
233	五反田西口支店	653	五反田支店
367	駒ヶ林支店	400	長田支店
765	金剛北支店	194	金剛支店
771	西大寺支店	546	学園前支店
561	堺北支店	178	堺支店
414	栄町支店	500	神戸営業部
539	逆瀬川駅前支店	378	逆瀬川支店
600	桜上水支店	255	下高井戸支店
075	佐倉南代理店	075	佐倉支店
580	笹塚北支店	921	笹塚支店
801	札幌大通支店	301	札幌支店
385	三軒茶屋支店	788	世田谷支店
410	三神ビル出張所	410	三宮支店
587	三田中央支店	391	三田支店
522	三宮南支店	410	三宮支店
510	志木支店	349	新座志木支店
515	四条大宮支店	496	京都支店
476	静岡北支店	332	静岡支店
680	品川駅前支店	623	三田通支店
265	芝支店	679	浜松町支店
654	渋谷西出張所	654	渋谷支店

店番号	統合店	店番号	継承店	店番号	統合店	店番号	継承店
323	自由が丘東支店	655	自由が丘支店	208	羽田支店	785	大森支店
809	十条支店	226	赤羽支店	429	浜甲子園支店	582	甲子園支店
519	十三駅前支店	134	十三支店	279	浜松町北支店	679	浜松町支店
860	宿河原支店	596	溝ノ口支店	854	羽村出張所	697	福生支店
576	新川崎支店	755	川崎支店	306	阪急岡本出張所	306	甲南支店
086	神宮前支店	654	渋谷支店	532	阪神尼崎支店	419	尼崎支店
652	新小岩南支店	232	新小岩支店	531	阪神西宮支店	370	西宮支店
025	新宿新都心支店	259	新宿西口支店	724	阪神野田支店	119	西野田支店
616	神保町支店	219	神田支店	196	東岸和田出張所	171	岸和田支店
594	新松戸駅前出張所	844	新松戸出張所	535	姫路北支店	451	姫路支店
550	新百合ヶ丘駅前支店	360	新百合ヶ丘支店	764	枚方南口支店	158	枚方支店
203	新横浜駅前支店	322	新横浜支店	768	広島北支店	605	広島支店
816	巣鴨駅前支店	693	巣鴨支店	827	深川西支店	804	深川支店
257	砂町東特別出張所	150	砂町支店	716	福岡中央支店	701	福岡支店
837	千石支店	228	白山支店	745	藤井寺駅前支店	162	藤井寺支店
642	千住西支店	248	千住支店	861	藤沢北支店	346	藤沢支店
811	仙台駅前支店	311	仙台支店	606	富士見ヶ丘支店	638	永福町支店
065	祖師谷支店	222	成城支店	251	府中駅前支店	628	府中支店
471	代官山支店	654	渋谷支店	472	船橋駅前支店	325	船橋支店
028	高崎支店	027	前橋支店	636	本所支店	615	錦糸町支店
063	高田馬場東支店	273	高田馬場支店	612	本町支店	695	日本橋支店
807	立川駅前支店	742	立川支店	252	町田駅前支店	847	町田支店
068	館山支店	074	木更津支店	892	松戸西口支店	497	松戸支店
882	田無駅前支店	851	田無支店	016	松本支店	018	諏訪支店
468	玉造西支店	110	玉造支店	631	丸ノ内仲通支店	245	丸ノ内支店
246	千鳥町支店	810	下丸子支店	207	瑞穂支店	482	上前津支店
327	千葉東支店	066	千葉支店	205	みずほ台支店	354	志木ニュータウン支店
585	塚口北出張所	420	塚口支店	326	溝ノ口駅前支店	596	溝ノ口支店
202	月島支店	625	築地支店	683	三鷹駅前支店	247	三鷹支店
406	津島支店	402	名古屋駅前支店	524	湊川南支店	320	兵庫支店
145	綱島東口支店	329	綱島支店	687	南青山支店	258	青山支店
911	鶴見北口支店	572	鶴見支店	172	南戸塚代理店	172	港南台支店
446	天六北支店	130	天六支店	503	都島支店	130	天六支店
250	ときわ台駅前支店	672	ときわ台支店	358	宮崎台南支店	793	宮崎台支店
050	所沢駅前支店	345	所沢支店	574	宮前平出張所	793	宮崎台支店
350	戸塚北支店	791	戸塚支店	112	向島支店	230	浅草支店
753	豊中本町支店	154	豊中支店	583	武庫之荘駅前出張所	424	武庫之荘支店
490	豊橋駅前支店	404	豊橋支店	267	目黒駅前支店	694	目黒支店
445	中之島西支店	137	中之島支店	889	本八幡北口支店	077	本八幡支店
790	中野通支店	223	中野支店	240	八重洲通支店	213	日本橋中央支店
401	名古屋中央支店	481	名古屋支店	415	山手支店	500	神戸営業部
483	名古屋東口支店	402	名古屋駅前支店	328	横浜西支店	547	横浜駅前支店
447	難波駅前支店	111	難波支店	474	吉田支店	473	甲府支店
331	新潟北支店	007	新潟支店	291	四谷支店	218	麹町支店
224	西荻窪南支店	082	西荻窪支店	610	四谷駅前支店	218	麹町支店
116	西田辺駅前支店	450	西田辺支店	525	六甲北支店	421	六甲支店
851	西東京市役所出張所	851	田無支店	571	和歌山北支店	542	和歌山支店
479	沼津支店	332	静岡支店	896	わらび西口支店	586	わらび支店
528	寝屋川東支店	157	寝屋川支店	201	守谷（代）	201	取手
272	幡ヶ谷南支店	669	幡ヶ谷支店	617	神戸貿易センター(出)	500	神戸営業部
260	八王子北支店	843	八王子支店	621	熊取（代）	174	佐野

* 他に主要な現地法人を掲載しております

アジア・オセアニア

●香港支店
7th & 8th Floor, One International
Finance Centre, 1 Harbour View
Street, Central, Hong Kong
Special Administrative Region,
The People's Republic of China

●上海支店
30F, HSBC Tower, 101 Yin Cheng
East Road, Pudong New Area,
Shanghai, The People's Republic
of China

●天津支店
Room No. 1210, Tianjin
International Building, No.75 Nan
Jing Lu, Tianjin, The People's
Republic of China

●広州支店
31F, Office Tower, CITIC Plaza,
233 Tianhe North Road, Guangzhou,
The People's Republic of China

●蘇州支店
10th Floor-D, Kings Tower,
1156 Bin he Road, Suzhou New
District, Suzhou, Jiangsu,
The People's Republic of China

●中国総代表処
2902, Jing Guang Centre, Hujialou,
Chaoyang District, Beijing,
The People's Republic of China

●大連駐在員事務所
Senmao Building 9F, 147
Zhongshan Lu, Dalian, The
People's Republic of China

●重慶駐在員事務所
3F, Holiday Inn Yangtze Chongqing,
15 Nan Ping Bei Lu, Chongqing,
The People's Republic of China

●瀋陽駐在員事務所
Room No. 606, Gloria Plaza Hotel
Shenyang, No. 32 Yingbin Street,
Shenhe District, Shenyang,
The People's Republic of China

●台北支店
Aurora International Building 9F,
No. 2, Hsin Yi Rd. Sec. 5, Taipei,
Taiwan

●ソウル支店
Young Poong Bldg. 7F, 33,
Seorin-dong, Jongno-gu,
Seoul, 110-752, Korea

●シンガポール支店
3 Temasek Avenue #06-01,
Centennial Tower, Singapore
039190, The Republic of
Singapore

●ラブアン支店
Level 12 (B&C), Main Office
Tower, Financial Park Labuan,
Jalan Merdeka, 87000 Labuan,
Federal Territory, Malaysia

**●ラブアン支店
クアラルンプール出張所**
Letter Box No. 25, 29th Floor,
UBN Tower, 10, Jalan P. Ramlee,
50250 Kuala Lumpur, Malaysia

●クアラルンプール駐在員事務所
Letter Box No. 25, 29th Floor,
UBN Tower, 10, Jalan P. Ramlee,
50250 Kuala Lumpur, Malaysia

●インドネシア三井住友銀行
Summitmas II, 10th Floor, Jl.
Jendral Sudirman Kav. 61-62,
Jakarta 12190, Indonesia

●ジャカルタ駐在員事務所
Summitmas II, 8th Floor, Jl.
Jendral Sudirman Kav. 61-62,
Jakarta 12190, Indonesia

●ホーチミン駐在員事務所
Unit C, 4th Floor, OSIC Building,
8 Nguyen Hue Street, District 1,
Ho Chi Minh City, Vietnam

●ヤンゴン駐在員事務所
Room Number 717/718, Traders
Hotel 223 Sule Pagoda Road,
Yangon, Myanmar

●バンコック支店
Boon-Mitr Building, 138 Silom
Road, Bangkok 10500, Thailand

●アユタヤ支店
3rd Floor, Bank of Asia Building,
5-255, Pailing, Ayudhya District,
Ayudhya Province, Thailand

●チョンブリ支店
6th Floor, Bangkok Bank Building,
98, Sukhumvit Road,
Sriracha District,
Chonburi Province, Thailand

●マニラ駐在員事務所
20th Floor, Rufino Pacific Tower,
6784 Ayala Avenue, Makati City,
Metro Manila, The Philippines

●ムンバイ支店
15th Floor, Jolly Maker Chambers
No. 2, 225, Nariman Point,
Mumbai 400021, India

●ニューデリー支店
Dr. Gopal Das Bhawan, Ground
Floor, 28 Barakhamba Road,
New Delhi 110001, India

**●三井住友ファイナンス・
オーストラリア**
Level 40, The Chifley Tower 2,
Chifley Square, Sydney, NSW
2000, Australia

アメリカ

●ニューヨーク支店
277 Park Avenue, New York,
NY 10172, U.S.A.

●ケイマン支店
P.O. Box 694, Edward Street,
George Town, Grand Cayman,
Cayman Islands

**●ニューヨーク支店
ロスアンゼルス出張所**
777 South Figueroa Street,
Suite 2600, Los Angeles,
CA 90017, U.S.A.

**●ニューヨーク支店
サンフランシスコ出張所**
555 California Street, Suite 3350,
San Francisco, CA 94104, U.S.A.

●マニュファクチャラーズ銀行
<corporate headquarters>
515 South Figueroa Street,
Los Angeles, CA 90071, U.S.A.

●カナダ三井住友銀行
Ernst & Young Tower, Toronto
Dominion Centre, Suite 1400,
P.O. Box 172, 222 Bay Street,
Toronto, Ontario M5K 1H6,
Canada

●ブラジル三井住友銀行
Avenida Paulista, 37, Sao Paulo,
Brazil

ヨーロッパ・アフリカ・中東

●ロンドン支店（注）
Temple Court, 11 Queen Victoria
Street, London EC4N 4TA, U.K.

●欧州三井住友銀行
Temple Court, 11 Queen Victoria
Street, London EC4N 4TA, U.K.

●デュッセルドルフ支店
Prinzenallee 7, 40549 Düsseldorf,
Federal Republic of Germany

●ブラッセル支店
Avenue des Arts, 58, Bte. 18,
1000 Brussels, Belgium

●パリ支店
20, Rue de la Ville l'Evêque,
75008 Paris, France

●マドリード駐在員事務所
Serrano 16, 28001 Madrid, Spain

**●三井住友ファイナンス・
ダブリン**
La Touche House, I.F.S.C.,
Custom House Docks, Dublin 1,
Ireland

●バハレーン駐在員事務所
No. 406 & 407 (Entrance 3, 4th
Floor) Manama Centre,
Government Road, Manama,
State of Bahrain

●テヘラン駐在員事務所
4th Floor, 80 Nezami Gangavi
Street, Vali-e-Asr Avenue, Tehran
14348, Islamic Republic of Iran

●カイロ駐在員事務所
Flat No. 6, 14th Fl., 3 Ibn Kasir
Street, Cornish El Nile, Giza, Arab
Republic of Egypt

●ヨハネスブルグ駐在員事務所
Suite No. 2, Ground Floor,
Gleneagles Building, Fairway
Office Park, 52 Grosvenor Road,
Bryanston, Sandton, South Africa
(Postal address: Private Bag x134
Bryanston 2021, South Africa)

（注）ロンドン支店は欧州三井住友
　　銀行への業務移管終了後閉鎖
　　予定です

SMEC ■ ネットワーク（海外）

三井住友フィナンシャルグループの業務内容

1. 経営管理

銀行、その他銀行法により子会社とすることができる会社の経営管理を行っています。

2. その他

上記の業務に附帯する業務を行っています。

三井住友銀行の業務内容

1. 預金業務

（1）預金

当座預金、普通預金、貯蓄預金、通知預金、定期預金、別段預金、納税準備預金、非居住者円預金、外貨預金などを取り扱っています。

（2）譲渡性預金

譲渡可能な定期預金を取り扱っています。

2. 貸出業務

（1）貸付

手形貸付、証書貸付および当座貸越を取り扱っています。

（2）手形の割引

銀行引受手形、商業手形および荷付為替手形の割引を取り扱っています。

3. 商品有価証券売買業務

国債等公共債の売買業務を行っています。

4. 有価証券投資業務

預金の支払い準備および資金運用のため、国債、地方債、社債、株式、その他の証券に投資しています。

5. 内国為替業務

送金為替、振込および代金取立等を取り扱っています。

6. 外国為替業務

輸出、輸入および外国送金その他外国為替に関する各種業務を行っています。

7. 金融先物取引等の受託等業務

金融先物・オプション取引、証券先物・オプション取引の受託および金利先渡取引・為替先渡取引業務を行っています。

8. 社債受託および登録業務

社債の募集、管理の受託、担保付社債の担保に関する受託業務および登録に関する業務を行っています。

9. 信託業務

資産流動化業務に関する金銭債権の受託等の信託業務および信託代理店業務を行っています。

10. 主な附帯業務

（1）債務の保証（支払承諾）

（2）有価証券の貸付

（3）公共債の引受および窓口販売業務

（4）金銭債権の取得および譲渡（コマーシャルペーパー等の取り扱い）

（5）公共債の募集・管理の受託業務

（6）代理業務（中小企業金融公庫、国民生活金融公庫等の代理貸付業務等）

（7）金銭出納事務等（地方公共団体の指定金融機関業務、日本銀行代理店業務等、および株式払込金の受入・配当金支払い事務等）

（8）保護預りおよび貸金庫業務

（9）両替業務

（10）金融等デリバティブ・有価証券店頭デリバティブ取引等

（11）金の売買

（12）投資信託の受益証券の窓口販売業務

（13）保険募集業務

財務データ

CONTENTS

連結財務諸表

当社の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表については、証券取引法第193条の2の規定に基づき、平成14年度については朝日監査法人の監査証明を、平成15年度についてはあずさ監査法人の監査証明を受けております。朝日監査法人は、平成16年1月1日付で朝日監査法人を存続法人としてあずさ監査法人と合併し、法人名称を「あずさ監査法人」に変更しております。以下の連結貸借対照表、連結損益計算書、連結剰余金計算書及び連結キャッシュ・フロー計算書は、上記の連結財務諸表に基づいて作成しております。

連結貸借対照表

(金額単位　百万円)

科目	平成14年度末 平成15年3月31日現在	平成15年度末 平成16年3月31日現在
(資産の部)		
現金預け金	3,442,523	5,328,950 ※8
コールローン及び買入手形	187,563	360,509
買現先勘定	109,710	152,070
債券貸借取引支払保証金	1,981,243	1,009,328
買入金銭債権	363,981	480,847
特定取引資産	4,495,396	3,306,780 ※8
金銭の信託	24,629	3,749
有価証券	24,118,520	27,049,901 ※1, 2, 8
貸出金	61,082,946	55,382,800 ※3, 4, 5, 6, 7, 8, 9
外国為替	749,974	743,957 ※7
その他資産	3,219,009	3,034,182 ※8, 10
動産不動産	1,007,905	984,060 ※8, 11, 12
リース資産	996,344	991,781 ※12
繰延税金資産	1,956,103	1,706,586
再評価に係る繰延税金資産	724	706 ※11
連結調整勘定	30,031	21,706
支払承諾見返	3,084,383	3,079,738
貸倒引当金	△2,243,542	△1,422,486
資産の部合計	**104,607,449**	**102,215,172**
(負債の部)		
預金	62,931,007	65,333,426 ※8
譲渡性預金	4,853,017	3,519,464
コールマネー及び売渡手形	8,953,084	6,292,495 ※8
売現先勘定	4,144,735	1,098,449 ※8
債券貸借取引受入担保金	4,807,245	5,946,346 ※8
コマーシャル・ペーパー	187,800	282,700
特定取引負債	2,851,391	1,873,245 ※8
借用金	2,580,135	2,360,474 ※8, 13
外国為替	397,666	572,755
社債	3,583,754	4,002,965 ※14
信託勘定借	5,953	36,032
その他負債	2,558,956	3,591,818 ※8
賞与引当金	22,079	22,226
退職給付引当金	101,408	40,842
債権売却損失引当金	20,665	—
日本国際博覧会出展引当金	—	116
特別法上の引当金	649	862
繰延税金負債	43,930	40,181
再評価に係る繰延税金負債	58,788	56,391 ※11
支払承諾	3,084,383	3,079,738 ※8
負債の部合計	**101,186,654**	**98,150,534**
少数株主持分	**996,720**	**993,696**
(資本の部)		
資本金	1,247,650	1,247,650 ※15
資本剰余金	856,237	865,282
利益剰余金	311,664	611,189
土地再評価差額金	101,440	96,527 ※11
その他有価証券評価差額金	△24,197	325,013
為替換算調整勘定	△53,515	△71,764
自己株式	△15,204	△2,956 ※16
資本の部合計	**2,424,074**	**3,070,942**
負債、少数株主持分及び資本の部合計	**104,607,449**	**102,215,172**

(注) 記載金額は、百万円未満を切り捨てて表示しております。

三井住友フィナンシャルグループ

連結財務諸表

（金額単位　百万円）

科目	平成14年度 自 平成14年4月 1 日 至 平成15年3月31日	平成15年度 自 平成15年4月 1 日 至 平成16年3月31日
経常収益	**3,506,386**	**3,552,510**
資金運用収益	1,816,908	1,591,338
貸出金利息	1,262,092	1,167,622
有価証券利息配当金	268,261	256,600
コールローン利息及び買入手形利息	4,179	4,040
買現先利息	1,352	2,542
債券貸借取引受入利息	225	104
預け金利息	34,768	12,687
その他の受入利息	246,028	147,740
信託報酬	7	334
役務取引等収益	424,238	501,028
特定取引収益	206,496	305,011
その他業務収益	946,957	946,474
リース料収入	392,362	421,009
割賦売上高	178,671	198,261
その他の業務収益	375,923	327,203
その他経常収益	111,776	208,323 ※1
経常費用	**4,022,136**	**3,209,665**
資金調達費用	417,404	310,267
預金利息	152,373	104,644
譲渡性預金利息	7,576	3,535
コールマネー利息及び売渡手形利息	3,724	2,598
売現先利息	18,185	4,212
債券貸借取引支払利息	28,830	48,622
コマーシャル・ペーパー利息	380	236
借用金利息	52,380	43,561
社債利息	76,202	76,202
社債発行差金償却	77	—
新株予約権付社債利息	16	—
その他の支払利息	77,654	26,653
役務取引等費用	71,338	76,851
特定取引費用	725	916
その他業務費用	721,134	886,649
賃貸原価	344,621	374,432
割賦原価	161,889	180,994
その他の業務費用	214,624	331,222
営業経費	889,237	866,549 ※2
その他経常費用	1,922,296	1,068,430
貸倒引当金繰入額	654,711	—
その他の経常費用	1,267,584	1,068,430 ※3
経常利益（△は経常損失）	**△ 515,749**	**342,844**
特別利益	**11,906**	**117,020**
動産不動産処分益	5,578	1,545
償却債権取立益	1,833	1,147
証券取引責任準備金取崩額	80	—
その他の特別利益	4,413	114,328 ※4
特別損失	**87,071**	**54,971**
動産不動産処分損	38,880	32,242
証券取引責任準備金繰入額	—	212
その他の特別損失	48,190	22,516 ※5
税金等調整前当期純利益（△は税金等調整前当期純損失）	**△ 590,914**	**404,894**
法人税、住民税及び事業税	**66,068**	**24,289**
法人税等調整額	**△ 225,190**	**8,593**
少数株主利益	**33,567**	**41,596**
当期純利益（△は当期純損失）	**△ 465,359**	**330,414**

（注）記載金額は、百万円未満を切り捨てて表示しております。

（金額単位　百万円）

科目	平成14年度 自 平成14年4月 1 日 至 平成15年3月31日	平成15年度 自 平成15年4月 1 日 至 平成16年3月31日
（資本剰余金の部）		
資本剰余金期首残高	**1,684,373**	**856,237**
資本準備金期首残高	1,326,758	―
その他資本剰余金期首残高	357,614	―
資本剰余金増加高	**577,465**	**9,044**
株式移転による設立に伴う増加高	326,746	―
増資による新株の発行	247,650	―
合併に伴う増加高	3,069	―
自己株式処分差益	―	9,044
資本剰余金減少高	**1,405,601**	**―**
連結子会社の合併に伴う減少高	1,405,507	―
自己株式処分差損	93	―
資本剰余金期末残高	**856,237**	**865,282**
（利益剰余金の部）		
利益剰余金期首残高	**117,743**	**311,664**
利益剰余金増加高	**696,631**	**334,898**
当期純利益	―	330,414
合併に伴う増加高	15,813	―
連結子会社の合併に伴う増加高	658,443	―
持分法適用会社の増加に伴う増加高	5,248	―
持分法適用会社の減少に伴う増加高	―	54
土地再評価差額金の取崩に伴う増加高	17,125	4,428
利益剰余金減少高	**502,710**	**35,373**
当期純損失	465,359	―
配当金	37,349	33,306
連結子会社の合併に伴う減少高	―	2,066
連結子会社の減少に伴う減少高	2	―
利益剰余金期末残高	**311,664**	**611,189**

（注）記載金額は、百万円未満を切り捨てて表示しております。

三井住友フィナンシャルグループ　連結財務諸表

連結キャッシュ・フロー計算書

（金額単位　百万円）

区分	平成14年度 自 平成14年4月1日 至 平成15年3月31日	平成15年度 自 平成15年4月1日 至 平成16年3月31日
Ⅰ　営業活動によるキャッシュ・フロー		
税金等調整前当期純利益（△は税金等調整前当期純損失）	△590,914	404,894
動産不動産等減価償却費	89,414	82,464
リース資産減価償却費	312,562	336,271
連結調整勘定償却額	10,171	△4,260
持分法による投資損益（△）	△5,718	△15,700
貸倒引当金の増加額	82,688	△824,917
債権売却損失引当金の増加額	△65,706	△20,665
賞与引当金の増加額	△140	221
退職給付引当金の増加額	△47,563	△40,069
日本国際博覧会出展引当金の増加額	―	116
資金運用収益	△1,816,908	△1,591,338
資金調達費用	417,404	310,267
有価証券関係損益（△）	471,528	△67,928
金銭の信託の運用損益（△）	4,003	△121
為替差損益（△）	170,155	407,340
動産不動産処分損益（△）	33,301	30,697
リース資産処分損益（△）	1,505	△1,870
特定取引資産の純増（△）減	△1,253,569	1,131,864
特定取引負債の純増減（△）	569,881	△929,787
貸出金の純増（△）減	2,472,161	6,198,239
預金の純増減（△）	△2,024,876	1,829,914
譲渡性預金の純増減（△）	△1,806,894	△1,338,888
借用金（劣後特約付借入金を除く）の純増減（△）	△261,965	△112,211
有利息預け金の純増（△）減	2,947,705	△1,299,305
コールローン等の純増（△）減	1,280,173	△318,516
債券貸借取引支払保証金の純増（△）減	1,039,276	971,914
コールマネー等の純増減（△）	902,660	△5,704,903
コマーシャル・ペーパーの純増減（△）	△979,700	94,900
債券貸借取引受入担保金の純増減（△）	1,632,445	1,139,101
外国為替（資産）の純増（△）減	42,144	5,016
外国為替（負債）の純増減（△）	99,013	175,444
普通社債の発行・償還による純増減（△）	457,319	152,514
信託勘定借の純増減（△）	5,953	30,078
資金運用による収入	1,956,975	1,636,935
資金調達による支出	△464,798	△336,704
取引約定未払金の純増減（△）	―	1,188,672
その他	△100,004	27,099
小計	5,579,686	3,546,782
法人税等の支払額	△136,485	△24,664
営業活動によるキャッシュ・フロー	**5,443,200**	**3,522,118**

（次ページに続く）

区分	平成14年度 自 平成14年4月 1 日 至 平成15年3月31日	平成15年度 自 平成15年4月 1 日 至 平成16年3月31日
II 投資活動によるキャッシュ・フロー		
有価証券の取得による支出	△ 49,938,065	△ 47,305,660
有価証券の売却による収入	37,711,992	30,688,033
有価証券の償還による収入	7,907,363	13,967,819
金銭の信託の増加による支出	△ 14,622	△ 21,225
金銭の信託の減少による収入	23,624	42,259
動産不動産の取得による支出	△ 69,884	△ 80,932
動産不動産の売却による収入	73,677	20,839
リース資産の取得による支出	△ 336,512	△ 368,159
リース資産の売却による収入	33,900	37,678
連結範囲の変更を伴う子会社株式の取得による支出	△ 15,444	△ 8,999 ※2
連結範囲の変更を伴う子会社株式の売却による収入	53	—
投資活動によるキャッシュ・フロー	**△ 4,623,917**	**△ 3,028,346**
III 財務活動によるキャッシュ・フロー		
劣後特約付借入による収入	165,000	89,500
劣後特約付借入金の返済による支出	△ 286,500	△ 195,000
劣後特約付社債・新株予約権付社債の発行による収入	223,950	436,453
劣後特約付社債・新株予約権付社債の償還による支出	△ 565,522	△ 150,713
株式等の発行による収入	495,300	—
配当金支払額	△ 37,348	△ 33,360
少数株主からの払込みによる収入	220	25
少数株主への配当金支払額	△ 39,621	△ 33,196
自己株式の取得による支出	△ 7,875	△ 632
自己株式の売却による収入	8,479	24,058
財務活動によるキャッシュ・フロー	**△ 43,919**	**137,134**
IV 現金及び現金同等物に係る換算差額	**△ 2,629**	**△ 2,417**
V 現金及び現金同等物の増加額	**772,734**	**628,488**
VI 現金及び現金同等物の期首残高	**2,128,742**	**2,900,991**
VII 連結子会社の合併に伴う現金及び現金同等物の増加額	**0**	**—**
VIII 連結除外に伴う現金及び現金同等物の減少額	**△ 486**	**△ 0**
IX 現金及び現金同等物の期末残高	**2,900,991**	**3,529,479 ※1**

（注）記載金額は、百万円未満を切り捨てて表示しております。

1. 連結の範囲に関する事項

（1）連結子会社　165社
主要な会社名
- 株式会社三井住友銀行
- 株式会社みなと銀行
- 株式会社関西アーバン銀行
- Sumitomo Mitsui Banking Corporation Europe Limited
- Manufacturers Bank
- 三井住友銀リース株式会社
- 三井住友カード株式会社
- SMBCキャピタル株式会社
- SMBCファイナンスサービス株式会社
- SMBCフレンド証券株式会社
- 株式会社日本総合研究所
- SMBC Capital Markets, Inc.

なお、SMFG企業再生債権回収株式会社他11社は新規設立等により、当連結会計年度より連結子会社としております。

また、旧株式会社関西さわやか銀行は株式取得により当連結会計年度に連結子会社とし、旧株式会社関西銀行（株式会社関西アーバン銀行に商号変更）との合併により、当連結会計年度に連結子会社から除外しております。

さくらフレンド証券株式会社他5社は合併により、Sakura Global Capital Asia Limited他3社は清算により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。

また、エスエムビーシーエル・ケフェウス有限会社他6社は匿名組合方式による賃貸事業を行う営業者となったため、当連結会計年度より連結子会社から除外し、持分法非適用の非連結子会社としております。

（2）非連結子会社
主要な会社名
- SBCS Co., Ltd.

子会社エス・ビー・エル・マーキュリー有限会社他110社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第5条第1項ただし書第2号により、連結の範囲から除外しております。

また、その他の非連結子会社の総資産、経常収益、当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

2. 持分法の適用に関する事項

（1）持分法適用の非連結子会社　4社
主要な会社名
- SBCS Co., Ltd.

（2）持分法適用の関連会社　44社
主要な会社名
- 大和証券エスエムビーシー株式会社
- 大和住銀投信投資顧問株式会社
- 三井住友アセットマネジメント株式会社
- 株式会社クオーク

なお、北海道マザーランド・キャピタル株式会社他2社は新規設立等により、当連結会計年度より持分法適用の関連会社としております。

ディーエルジェイディレクト・エスエフジー証券株式会社他1社は株式売却等により関連会社でなくなったため、当連結会計年度より持分法適用の関連会社から除外しております。

（3）持分法非適用の非連結子会社
子会社エス・ビー・エル・マーキュリー有限会社他110社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第10条第1項ただし書第2号により、持分法非適用にしております。

（4）持分法非適用の関連会社
主要な会社名
- Daiwa SB Investments (USA) Ltd.

持分法非適用の非連結子会社、関連会社の当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

3. 連結子会社の事業年度等に関する事項

（1）連結子会社の決算日は次のとおりであります。
9月末日	5社
10月末日	1社
12月末日	65社
1月末日	2社
3月末日	92社

当連結会計年度より、国内連結子会社1社において決算日を従来の12月末日から3月末日へ変更しているため、連結財務諸表上、同社の損益は平成15年1月1日から平成16年3月31日までの15カ月となっております。なお、当該変更による連結財務諸表への影響は軽微であります。

（2）9月末日を決算日とする連結子会社は3月末日現在、10月末日を決算日とする連結子会社については、1月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの決算日の財務諸表により連結しております。

連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。

4. 会計処理基準に関する事項

（1）特定取引資産・負債の評価基準及び収益・費用の計上基準
金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。

また、特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。

連結子会社である三井住友銀行の特定取引目的の通貨スワップ取引に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上しておりましたが、当連結会計年度より、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づき総額で「特定取引資産」及び「特定取引負債」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「その他負債」が61,077百万円減少し、「特定取引資産」及び「特定取引負債」がそれぞれ19,741百万円及び80,818百万円増加しております。

なお、上記に係るセグメント情報に与える影響は（セグメント情報）に記載しております。

三井住友フィナンシャルグループ■連結財務諸表

(2) 有価証券の評価基準及び評価方法
　①有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前1カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。
　　なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。
　②金銭の信託において信託財産を構成している有価証券の評価は上記（1）及び（2）①と同じ方法により行っております。
(3) デリバティブ取引の評価基準及び評価方法
　デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。
　なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。
(4) 減価償却の方法
　①動産不動産及びリース資産
　　当社及び連結子会社である三井住友銀行の動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用しております。なお、主な耐用年数は次のとおりであります。
　　　建物　　　7年～50年
　　　動産　　　2年～20年
　　その他の連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。
　②ソフトウェア
　　自社利用のソフトウェアについては、当社及び国内連結子会社における利用可能期間（主として5年）に基づく定額法により償却しております。
(5) 貸倒引当金の計上基準
　主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。
　破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、以下のなお書きに記載されている直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。
　なお、連結子会社である三井住友銀行においては今後の管理に注意を要する債務者に対する債権のうち、当該債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（DCF法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。
　上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。
　すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

　その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。
　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,236,148百万円であります。
(6) 賞与引当金の計上基準
　賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。
(7) 退職給付引当金の計上基準
　退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。
　　過去勤務債務：
　　　その発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により損益処理
　　数理計算上の差異：
　　　各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理
　なお、会計基準変更時差異については、主として5年による按分額を費用処理しております。
　連結子会社である三井住友銀行は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成16年1月26日に厚生労働大臣から将来分支給義務免除の認可を受けております。これに伴い、連結子会社である三井住友銀行は、「退職給付会計に関する実務指針（中間報告）」（日本公認会計士協会会計制度委員会報告第13号）第47－2項に定める経過措置を適用し、当該認可の日において代行部分に係る退職給付債務及び返還相当額の年金資産を消滅したものとみなして会計処理を行っております。
　なお、本処理に伴う損益に与える影響額等については、（退職給付関係）に記載しております。
(8) 日本国際博覧会出展引当金の計上基準
　2005年に愛知県において開催される「2005年日本国際博覧会」（愛知万博）への出展費用に関し、日本国際博覧会出展引当金を計上しております。
　なお、この引当金は租税特別措置法第57条の2の準備金を含んでおります。
(9) 特別法上の引当金の計上基準
　特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金843百万円であり、次のとおり計上しております。
　①金融先物取引責任準備金
　　金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。
　②証券取引責任準備金
　　国内連結子会社は、証券事故による損失に備えるため、証券取引法第51条に定めるところにより算出した額を計上しております。
(10) 外貨建資産・負債の換算基準
　連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。
　国内銀行連結子会社の外貨建取引等の会計処理のうち、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引については、前連結会計年度は業種別監査委員会報告第25号等による経過措置を適用しておりましたが、当連結会計年度より、同報告の本則規定に基づくヘッジ会計を適用しております。

この変更に伴い、従来、期間損益計算していた当該為替スワップ取引を時価評価し、正味の債権及び債務を連結貸借対照表に計上したため、従来の方法によった場合に比べ、「その他資産」及び「その他負債」はそれぞれ1,035百万円増加しております。なお、この変更に伴う損益への影響はありません。

また、通貨スワップ取引及び先物外国為替取引等に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上しておりましたが、当連結会計年度より、業種別監査委員会報告第25号に基づき総額で「その他資産」及び「その他負債」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「その他資産」及び「その他負債」がそれぞれ450,929百万円増加しております。

なお、上記に係るセグメント情報に与える影響は（セグメント情報）に記載しております。

また、その他の連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。

(11) リース取引の処理方法

当社及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

(12) リース取引等に関する収益及び費用の計上基準

①リース取引のリース料収入の計上方法

主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。

②割賦販売取引の売上高及び売上原価の計上方法

主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

(13) 重要なヘッジ会計の方法

・金利リスク・ヘッジ

連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。

前連結会計年度は、多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する「マクロヘッジ」について、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）による経過措置を適用しておりましたが、当連結会計年度からは、小口多数の金銭債権債務に対する包括ヘッジについて、同報告の本則規定を適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間毎にグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。

会計処理については、金融資産・負債から生じる金利リスクのヘッジ会計の方法として従来繰延ヘッジを適用しておりましたが、当連結会計年度における債券相場環境の変化に対応して債券に対するヘッジ取引の規模が拡大したことを踏まえ、ヘッジ取引の効果をより適切に財務諸表に反映させることを目的として、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については時価ヘッジを適用しております。この変更に伴い、従来の方法によった場合と比べ、「その他資産」及び「その他有価証券評価差額金」がそれぞれ28,948百万円及び13,923百万円減少し、「繰延税金資産」が9,528百万円増加しております。

なお、上記に係るセグメント情報に与える影響は（セグメント情報）に記載しております。

また、従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、上記の変更に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、当連結会計年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当連結会計年度

末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は320,513百万円、繰延ヘッジ利益の総額は293,837百万円であります。

・為替変動リスク・ヘッジ

連結子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、業種別監査委員会報告第25号の本則規定に基づく繰延ヘッジを適用しております。

これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。

また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

・連結会社間取引等

デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。

なお、その他の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。なお、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第19号）に定められた処理を行っております。

(14) 消費税等の会計処理

当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

5. 連結子会社の資産及び負債の評価に関する事項

連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。

6. 連結調整勘定の償却に関する事項

三井住友カード株式会社及び三井住友銀リース株式会社に係る連結調整勘定は5年間の定額償却、その他の連結調整勘定は発生年度に全額償却しております。

7. 利益処分項目等の取扱いに関する事項

連結剰余金計算書は、連結会計期間において確定した利益処分に基づいて作成しております。

8. 連結キャッシュ・フロー計算書における資金の範囲

連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

【表示方法の変更】

（連結損益計算書関係）

社債発行差金の償却額は、従来、「社債発行差金償却」として区分掲記しておりましたが、「銀行法施行規則の一部を改正する内閣府令」（平成16年内閣府令第40号）により、銀行法施行規則別紙様式が改正されたことに伴い、当連結会計年度からは「社債利息」に含めて表示しております。

（連結貸借対照表関係）

※1. 有価証券には、非連結子会社及び関連会社の株式206,720百万円及び出資金1,480百万円を含んでおります。

※2. 無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に15,849百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に99百万円含まれております。
    無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は1,022,170百万円、当連結会計年度末に当該処分をせずに所有しているものは165,047百万円であります。

※3. 貸出金のうち、破綻先債権額は96,413百万円、延滞債権額は1,767,862百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、7,522百万円であります。
    なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。
    また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

※4. 貸出金のうち、3カ月以上延滞債権額は51,538百万円であります。
    なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

※5. 貸出金のうち、貸出条件緩和債権額は1,382,168百万円であります。
    なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

※6. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は3,297,981百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、7,522百万円であります。
    なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。

※7. 手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は1,023,057百万円であります。

※8. 担保に供している資産は次のとおりであります。
    担保に供している資産

現金預け金	112,778百万円
特定取引資産	540,579百万円
有価証券	10,723,663百万円
貸出金	1,375,426百万円
その他資産（延払資産等）	1,056百万円
動産不動産	524百万円

担保資産に対応する債務

預金	15,276百万円
コールマネー及び売渡手形	5,175,669百万円
売現先勘定	1,055,508百万円
債券貸借取引受入担保金	5,700,206百万円
特定取引負債	203,599百万円
借用金	4,451百万円
その他負債	1,122百万円
支払承諾	141,835百万円

    上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金42,537百万円、特定取引資産3,908百万円、有価証券6,801,910百万円及び貸出金55,000百万円を差し入れております。
    また、動産不動産のうち保証金権利金は112,628百万円、その他資産のうち先物取引差入証拠金は8,130百万円であります。

※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、32,634,541百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが29,806,280百万円あります。
    なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

※10. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は663,546百万円、繰延ヘッジ利益の総額は564,122百万円であります。

※11. 連結子会社である三井住友銀行は、土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。
    また、その他の一部の連結子会社は、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」又は「再評価に係る繰延税金負債」としてそれぞれ資産の部又は負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。
    再評価を行った年月日
    連結子会社である三井住友銀行
    　平成10年3月31日及び平成14年3月31日
    その他の一部の連結子会社
    　平成11年3月31日、平成14年3月31日

三井住友フィナンシャルグループ ／ 連結財務諸表

同法律第3条第3項に定める再評価の方法
連結子会社である三井住友銀行
　　土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
その他の一部の連結子会社
　　土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。
　　同法律第10条に定める再評価を行った事業用土地の当連結会計年度末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より16,497百万円下回っております。

※12. 動産不動産の減価償却累計額は587,180百万円、リース資産の減価償却累計額は1,528,311百万円であります。
※13. 借入金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金770,003百万円が含まれております。
※14. 社債には、劣後特約付社債1,661,881百万円が含まれております。
※15. 当社の発行済株式の総数

普通株式	5,796千株
第一種優先株式	67千株
第二種優先株式	100千株
第三種優先株式	800千株
第1回第四種優先株式	4千株
第2回第四種優先株式	4千株
第3回第四種優先株式	4千株
第4回第四種優先株式	4千株
第5回第四種優先株式	4千株
第6回第四種優先株式	4千株
第7回第四種優先株式	4千株
第8回第四種優先株式	4千株
第9回第四種優先株式	4千株
第10回第四種優先株式	4千株
第11回第四種優先株式	4千株
第12回第四種優先株式	4千株
第13回第四種優先株式	114千株

※16. 連結会社及び持分法を適用した非連結子会社並びに関連会社が保有する当社の株式の数

普通株式	14千株

（連結損益計算書関係）

※1. その他経常収益には、株式等売却益159,037百万円を含んでおります。
※2. 営業経費には、研究開発費402百万円を含んでおります。
※3. その他の経常費用には、貸出金償却660,382百万円、延滞債権等を売却したことによる損失269,059百万円を含んでおります。
※4. その他の特別利益には、厚生年金基金の代行部分の将来支給義務免除に係る利益59,095百万円、東京都外形標準課税訴訟の訴訟上の和解成立による還付税金38,236百万円及び還付加算金2,127百万円並びに貸倒引当金戻入益14,378百万円を含んでおります。
※5. その他の特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額21,348百万円を含んでおります。

（連結キャッシュ・フロー計算書関係）

※1. 現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係

（金額単位　百万円）

	平成16年3月31日現在
現金預け金勘定	5,328,950
有利息預け金	△1,799,471
現金及び現金同等物	3,529,479

※2. 株式の取得により新たに連結子会社となった会社の資産及び負債の主な内訳
株式の取得により新たに旧株式会社関西さわやか銀行他2社を連結したことに伴う連結開始時の資産及び負債の内訳並びに株式の取得のための支出（純額）との関係は次のとおりであります。

（金額単位　百万円）

資産	800,118
（うち貸出金	593,042）
負債	△724,759
（うち預金	△682,774）
少数株主持分	△23,450
連結調整勘定	△13,136
上記3社株式の取得価額	38,773
上記3社現金及び現金同等物	△29,773
差引：上記3社取得のための支出	8,999

（リース取引関係）

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
（1）借手側
・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額

（金額単位　百万円）

	動産	その他	合計
取得価額相当額	11,705	606	12,312
減価償却累計額相当額	6,848	357	7,206
年度末残高相当額	4,856	249	5,106

・未経過リース料年度末残高相当額

（金額単位　百万円）

1年内	1年超	合計
2,070	3,251	5,322

・支払リース料、減価償却費相当額及び支払利息相当額
　支払リース料　　　2,296百万円
　減価償却費相当額　2,132百万円
　支払利息相当額　　　162百万円
・減価償却費相当額の算定方法
　リース期間を耐用年数とし、残存価額を零とする定額法によっております。
・利息相当額の算定方法
　リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

（2）貸手側
・リース資産に含まれているリース物件の取得価額、減価償却累計額及び年度末残高

（金額単位　百万円）

	動産	その他	合計
取得価額	1,908,945	580,899	2,489,845
減価償却累計額	1,197,471	323,580	1,521,051
年度末残高	711,474	257,319	968,794

・未経過リース料年度末残高相当額

（金額単位　百万円）

1年内	1年超	合計
318,916	674,752	993,669

・受取リース料、減価償却費及び受取利息相当額
　受取リース料　　410,953百万円
　減価償却費　　　331,032百万円
　受取利息相当額　 60,905百万円
・利息相当額の算定方法
　リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

2. オペレーティング・リース取引
（1）借手側
・未経過リース料

（金額単位　百万円）

1年内	1年超	合計
17,136	83,638	100,774

（2）貸手側
・未経過リース料

（金額単位　百万円）

1年内	1年超	合計
4,189	9,804	13,993

なお、上記1.、2.に記載した貸手側の未経過リース料のうち87,900百万円を借用金等の担保に提供しております。

（退職給付関係）
1. 採用している退職給付制度の概要
　国内連結子会社は、確定給付型の制度として、厚生年金基金制度、適格退職年金制度及び退職一時金制度を設けており、一部の国内連結子会社は総合設立型の厚生年金基金制度を有しております。また、従業員の退職等に際して割増退職金を支払う場合があります。
　なお、連結子会社である三井住友銀行は、厚生年金基金の代行部分について、当連結会計年度中に厚生労働大臣から将来分支給義務免除の認可を受けております。また、一部の国内連結子会社において、平成16年5月1日に厚生労働大臣から過去分支給義務免除の認可を受けております。
　なお、連結子会社である三井住友銀行及び一部の国内連結子会社において退職給付信託を設定しております。

2. 退職給付債務に関する事項

（金額単位　百万円）

		平成16年3月31日現在
退職給付債務	(A)	△892,421
年金資産	(B)	709,353
未積立退職給付債務	(C)＝(A)+(B)	△183,068
会計基準変更時差異の未処理額	(D)	17,876
未認識数理計算上の差異	(E)	215,420
未認識過去勤務債務	(F)	△78,022
連結貸借対照表計上額の純額	(G)＝(C)+(D)+(E)+(F)	△27,792
前払年金費用	(H)	13,049
退職給付引当金	(G)−(H)	△40,842

（注）1. 連結子会社である三井住友銀行は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成16年1月26日に厚生労働大臣から将来分支給義務免除の認可を受けております。これに伴い、連結子会社である三井住友銀行は、「退職給付会計に関する実務指針（中間報告）」（日本公認会計士協会会計制度委員会報告第13号）第47−2項に定める経過措置を適用し、当該認可の日において代行部分に係る退職給付債務及び返還相当額の年金資産を消滅したものとみなして会計処理を行っております。
　当連結会計年度末において測定された年金資産の返還相当額（最低責任準備金）は184,014百万円であります。
2. 一部の連結子会社は、退職給付債務の算定にあたり、簡便法を採用しております。
3. 総合設立型の厚生年金基金制度に係る年金資産（掛金拠出割合按分額）は32,501百万円であり、上記年金資産には含めておりません。

3. 退職給付費用に関する事項

（金額単位　百万円）

	平成15年度
勤務費用	25,748
利息費用	32,702
期待運用収益	△23,033
会計基準変更時差異の費用処理額	21,348
数理計算上の差異の費用処理額	35,785
過去勤務債務の費用処理額	△6,062
その他（臨時に支払った割増退職金等）	6,953
退職給付費用	93,442
厚生年金基金の代行部分返上益	△59,095
計	34,347

（注）簡便法を採用している連結子会社の退職給付費用は、主として「勤務費用」に含めて計上しております。

4. 退職給付債務等の計算の基礎に関する事項

	平成16年3月31日現在
(1)割引率	1.5％〜2.5％
(2)期待運用収益率	0％〜4.0％
(3)退職給付見込額の期間配分方法	期間定額基準
(4)過去勤務債務の額の処理年数	主として10年（その発生時の従業員の平均残存勤務期間内の一定の年数による定額法により損益処理することとしている）
(5)数理計算上の差異の処理年数	主として10年（各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数による定額法により按分した額を、それぞれ発生の翌連結会計年度から損益処理することとしている）
(6)会計基準変更時差異の処理年数	主として5年

（税効果会計関係）
1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

（金額単位　百万円）

繰延税金資産	
税務上の繰越欠損金	1,030,860
貸倒引当金	549,411
有価証券償却	351,143
貸出金償却	286,808
退職給付引当金	95,722
減価償却費	8,642
その他	114,996
繰延税金資産小計	2,437,585
評価性引当額	△441,060
繰延税金資産合計	1,996,524
繰延税金負債	
その他有価証券評価差額金	△225,246
レバレッジドリース	△50,522
退職給付信託設定益	△26,808
子会社の留保利益金	△11,818
その他	△15,724
繰延税金負債合計	△330,119
繰延税金資産の純額	1,666,405

三井住友フィナンシャルグループ　連結財務諸表

2. 当社の法定実効税率と税効果会計適用後の法人税等の負担率との間の差
異の原因となった主な項目別の内訳

(単位　%)

当社の法定実効税率	42.05
（調整）	
評価性引当額	△18.93
全国一律外形標準課税導入に伴う税率変更	△5.15
当社と国内銀行連結子会社との法定実効税率差異	△2.70
受取配当金益金不算入	△2.67
持分法投資損益	△1.47
その他	△3.02
税効果会計適用後の法人税等の負担率	8.12

3. 法人税等の税率の変更による繰延税金資産及び繰延税金負債の修正額

「地方税法等の一部を改正する法律」（平成15年法律第9号）が平成
15年3月31日に公布されましたが、当連結会計年度において、一部
の地方自治体が外形標準事業税に超過税率の適用を決めたことに伴い、
繰延税金資産及び繰延税金負債の計算に使用する法定実効税率が変更さ
れ、「繰延税金資産」及び「繰延税金負債」はそれぞれ7,193百万円、0
百万円増加し、当連結会計年度に計上された「法人税等調整額」は
8,095百万円減少しております。また、「再評価に係る繰延税金資産」
及び「再評価に係る繰延税金負債」はそれぞれ3百万円、232百万円増
加、「土地再評価差額金」は230百万円減少し、「その他有価証券評価
差額金」は938百万円減少しております。なお、上記のうち、連結子
会社である三井住友銀行においては、繰延税金資産及び繰延税金負債の
計算に使用する法定実効税率は、前連結会計年度の40.46％から
40.63％となり、「繰延税金資産」は6,654百万円増加し、当連結会
計年度に計上された「法人税等調整額」は7,560百万円減少しておりま
す。また、「再評価に係る繰延税金負債」は232百万円増加し、「土地
再評価差額金」は同額減少し、「その他有価証券評価差額金」は905百
万円減少しております。

なお、上記に係るセグメント情報に与える影響は（セグメント情報）に
記載しております。

（1株当たり情報）

(金額単位　円)

1株当たり純資産額	215,454.83
1株当たり当期純利益	52,314.75
潜在株式調整後1株当たり当期純利益	35,865.20

(注) 1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定上
の基礎は、次のとおりであります。

1株当たり当期純利益	
当期純利益	330,414百万円
普通株主に帰属しない金額	29,039百万円
（うち優先配当額）	29,039百万円
普通株式に係る当期純利益	301,375百万円
普通株式の期中平均株式数	5,760千株
潜在株式調整後1株当たり当期純利益	
当期純利益調整額	29,026百万円
（うち優先配当額）	29,039百万円
（うち連結子会社発行の新株予約権による希薄化）	△12百万円
普通株式増加数	3,451千株
（うち優先株式）	3,451千株
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含めなかった潜在株式の概要	新株予約権1種類※（新株予約権の数1,620個）

※新株予約権の概要については126ページの「新株予約権等の状況（ストックオ
プション制度の内容）」をご覧ください。

有価証券の範囲等

※1. 連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、コマーシャル・ペーパー及び短期社債、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めて記載しております。

※2. 子会社株式及び関連会社株式で時価のあるものについては、財務諸表における注記事項として記載しております。

（1）売買目的有価証券

（金額単位　百万円）

	平成16年3月末	
	連結貸借対照表計上額	当連結会計年度の損益に含まれた評価差額
売買目的有価証券	1,170,727	△1,707

（2）満期保有目的の債券で時価のあるもの

（金額単位　百万円）

	平成16年3月末				
	連結貸借対照表計上額	時価	差額		
				うち益	うち損
国債	509,458	500,930	△8,527	1,739	10,266
地方債	—	—	—	—	—
社債	—	—	—	—	—
その他	17,272	18,374	1,101	1,101	—
合計	526,731	519,305	△7,425	2,840	10,266

（注）1. 時価は、当連結会計年度末日における市場価格等に基づいております。
　　　2.「うち益」「うち損」はそれぞれ「差額」の内訳であります。

（3）その他有価証券で時価のあるもの

（金額単位　百万円）

	平成16年3月末				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
株式	2,234,577	2,904,362	669,784	736,878	67,094
債券	15,604,771	15,501,515	△103,256	18,590	121,847
国債	14,028,689	13,939,482	△89,207	14,225	103,432
地方債	515,362	506,263	△9,098	1,075	10,173
社債	1,060,720	1,055,769	△4,950	3,289	8,240
その他	5,354,322	5,363,406	9,084	32,047	22,963
合計	23,193,672	23,769,285	575,612	787,517	211,904

（注）1. 評価差額のうち、時価ヘッジの適用により損益に反映させた額は23,452百万円（収益）であります。
　　　2. 連結貸借対照表計上額は、株式については主として当連結会計年度末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
　　　3.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
　　　4. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理（以下、「減損処理」という。）しております。当連結会計年度におけるこの減損処理額は5,625百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。
　　　　破綻先、実質破綻先、破綻懸念先　時価が取得原価に比べて下落
　　　　要注意先　　　　　　　　　　　時価が取得原価に比べて30％以上下落
　　　　正常先　　　　　　　　　　　　時価が取得原価に比べて50％以上下落
　　　なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

（4）当連結会計年度中に売却した満期保有目的の債券

（金額単位　百万円）

	平成15年度			
	売却原価	売却額	売却損益	売却の理由
国債	21,063	21,709	645	連結子会社であるみなと銀行
地方債	23,060	23,796	736	における資金運用方針の変更
合計	44,123	45,506	1,382	

（5）当連結会計年度中に売却したその他有価証券

（金額単位　百万円）

	平成15年度		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	30,640,639	281,085	154,031

（6）時価のない有価証券の主な内容及び連結貸借対照表計上額

（金額単位　百万円）

	平成16年3月末
満期保有目的の債券	
非上場外国証券	3,371
その他	9,713
その他有価証券	
非上場株式（店頭売買株式を除く）	532,446
非上場債券	1,596,199
非上場外国証券	316,217
その他	144,433

（7）保有目的を変更した有価証券

　連結子会社であるみなと銀行において、当連結会計年度中に資金運用方針の変更により、満期保有目的の債券の一部を償還期限前に売却したため、「金融商品会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第14号）第83項により、当該連結子会社の残りの全ての満期保有目的の債券28,281百万円の保有目的区分をその他有価証券に変更しております。また、保有目的区分を変更した債券のうち、12,063百万円を当連結会計年度中に売却しており、これにより売却損益18百万円を計上しております。
　この結果、満期保有目的の債券と同様の会計処理を行った場合に比べ、「有価証券」が35百万円増加し、「繰延税金資産」が14百万円減少し、「少数株主持分」及び「その他有価証券評価差額金」がそれぞれ19百万円及び1百万円増加しております。

（8）その他有価証券のうち満期があるもの
　　及び満期保有目的の債券の償還予定額

（金額単位　百万円）

	平成16年3月末			
	1年以内	1年超5年以内	5年超10年以内	10年超
債券	2,879,079	9,470,889	3,999,979	1,257,227
国債	2,706,787	7,223,369	3,266,491	1,252,292
地方債	7,759	263,194	234,789	519
社債	164,531	1,984,324	498,698	4,415
その他	441,373	4,212,911	457,429	538,094
合計	3,320,453	13,683,800	4,457,409	1,795,322

三井住友フィナンシャルグループ　連結財務諸表

有価証券の範囲等

連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、譲渡性預け金及びコマーシャル・ペーパー、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めて記載しております。

（1）売買目的有価証券

（金額単位 百万円）

	平成15年3月末	
	連結貸借対照表計上額	前連結会計年度の損益に含まれた評価差額
売買目的有価証券	1,434,190	△1,096

（2）満期保有目的の債券で時価のあるもの

（金額単位 百万円）

	平成15年3月末				
	連結貸借対照表計上額	時価	差額	うち益	うち損
国債	311,391	315,414	4,023	4,023	―
地方債	23,091	23,920	828	828	―
社債	―	―	―	―	―
その他	42,413	43,444	1,030	1,136	105
合計	376,896	382,779	5,882	5,988	105

（注）1. 時価は、前連結会計年度末日における市場価格等に基づいております。
2.「うち益」「うち損」はそれぞれ「差額」の内訳であります。

（3）その他有価証券で時価のあるもの

（金額単位 百万円）

	平成15年3月末				
	取得原価	連結貸借対照表計上額	評価差額	うち益	うち損
株式	3,167,955	3,002,513	△165,442	112,952	278,395
債券	14,024,014	14,135,179	111,164	117,093	5,928
国債	12,516,061	12,590,255	74,193	79,479	5,286
地方債	342,798	352,112	9,314	9,415	101
社債	1,165,153	1,192,811	27,657	28,197	540
その他	4,479,136	4,502,770	23,634	42,897	19,263
合計	21,671,106	21,640,463	△30,643	272,943	303,587

（注）1. 連結貸借対照表計上額は、株式については主として前連結会計年度末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を前連結会計年度の損失として処理（以下、「減損処理」という。）しております。前連結会計年度におけるこの減損処理額は494,815百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。
　破綻先、実質破綻先、破綻懸念先　時価が取得原価に比べて下落
　要注意先　時価が取得原価に比べて30％以上下落
　正常先　時価が取得原価に比べて50％以上下落
なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

（4）当該連結会計年度中に売却した満期保有目的の債券

該当ありません。

（5）当該連結会計年度中に売却したその他有価証券

（金額単位 百万円）

	平成14年度		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	37,709,925	231,862	190,364

（6）時価のない有価証券の主な内容及び連結貸借対照表計上額

（金額単位 百万円）

	平成15年3月末
満期保有目的の債券	
非上場外国証券	4,105
その他	6,463
その他有価証券	
非上場外国証券	363,282
非上場債券	1,176,885
非上場株式（店頭売買株式を除く）	281,888
その他	137,050

（7）保有目的を変更した有価証券

該当ありません。

（8）その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位 百万円）

	平成15年3月末			
	1年以内	1年超5年以内	5年超10年以内	10年超
債券	3,482,943	8,134,230	3,769,404	260,826
国債	3,303,635	6,306,161	3,034,984	256,865
地方債	11,935	138,933	223,723	612
社債	167,372	1,689,135	510,695	3,349
その他	355,161	2,886,041	765,581	880,974
合計	3,838,104	11,020,271	4,534,985	1,141,800

三井住友フィナンシャルグループ　連結財務諸表

金銭の信託関係（平成15年度　自 平成15年4月1日　至 平成16年3月31日）

（1）運用目的の金銭の信託

該当ありません。

（2）満期保有目的の金銭の信託

該当ありません。

（3）その他の金銭の信託
（運用目的及び満期保有目的以外の金銭の信託）

（金額単位　百万円）

	平成16年3月末				
	取得原価	連結貸借対照表計上額	評価差額	うち益	うち損
その他の金銭の信託	3,628	3,749	121	222	100

（注）1. 連結貸借対照表計上額は、当連結会計年度末日における市場価格等に基づく時価により計上したものであります。
　　　2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

金銭の信託関係（平成14年度　自 平成14年4月1日　至 平成15年3月31日）

（1）運用目的の金銭の信託

（金額単位　百万円）

	平成15年3月末	
	連結貸借対照表計上額	前連結会計年度の損益に含まれた評価差額
運用目的の金銭の信託	1,629	12

（2）満期保有目的の金銭の信託

該当ありません。

（3）その他の金銭の信託
（運用目的及び満期保有目的以外の金銭の信託）

（金額単位　百万円）

	平成15年3月末				
	取得原価	連結貸借対照表計上額	評価差額	うち益	うち損
その他の金銭の信託	23,044	23,000	△44	510	555

（注）1. 連結貸借対照表計上額は、前連結会計年度末日における市場価格等に基づく時価により計上したものであります。
　　　2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

三井住友フィナンシャルグループ　連結財務諸表

その他有価証券評価差額金 （平成15年度　自 平成15年4月1日　至 平成16年3月31日）

連結貸借対照表に計上されている「その他有価証券評価差額金」
の内訳は、次のとおりであります。

（金額単位　百万円）

	平成16年3月末
評価差額	552,271
その他有価証券	552,149
その他の金銭の信託	121
（△）繰延税金負債	225,309
その他有価証券評価差額金（持分相当額調整前）	326,962
（△）少数株主持分相当額	3,207
（＋）持分法適用会社が所有するその他有価証券 　　　に係る評価差額金のうち親会社持分相当額	1,258
その他有価証券評価差額金	325,013

（注）1.　その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた
　　　　額は23,452百万円（収益）であります。
　　　2.　その他有価証券の評価差額は、時価のない外貨建有価証券の為替換算差額（損
　　　　益処理分を除く）を含んでおります。

その他有価証券評価差額金 （平成14年度　自 平成14年4月1日　至 平成15年3月31日）

連結貸借対照表に計上されている「その他有価証券評価差額金」
の内訳は、次のとおりであります。

（金額単位　百万円）

	平成15年3月末
評価差額	△30,758
その他有価証券	△30,713
その他の金銭の信託	△44
（＋）繰延税金資産	2,004
その他有価証券評価差額金（持分相当額調整前）	△28,754
（△）少数株主持分相当額	△4,557
（＋）持分法適用会社が所有するその他有価証券 　　　に係る評価差額金のうち親会社持分相当額	△1
その他有価証券評価差額金	△24,197

（注）その他有価証券の評価差額は、時価のない外貨建有価証券の為替換算差額（損益
　　処理分を除く）を含んでおります。

三井住友フィナンシャルグループ　連結財務諸表

1. 取引の状況に関する事項

（1）取引の内容

当社グループで取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

（2）取引の利用目的、取組方針

当社グループでは、お客様のヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外拠点に設置されたトレーディング担当部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。

株式会社三井住友銀行における預貸金等の銀行業務に付随して発生する市場リスクの調整については、同経営会議等で審議された方針に基づき、ALM担当部署がALMオペレーションとしてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しており、ヘッジ会計の方法としては繰延ヘッジ又は時価ヘッジを適用しております。

小口多数の金銭債権債務に対する金利リスクに係る包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に定められた要件を満たす繰延ヘッジを適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。また、その他有価証券のうちALM目的で保有する債券の相場変動を相殺する個別ヘッジについては時価ヘッジを適用しており、当該個別ヘッジに係る有効性の評価をしております。

異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替リスクに係る包括ヘッジについては、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号）に定められた要件に従い、ヘッジ手段である通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認の上、繰延ヘッジを適用しております。

連結子会社のトレーディング担当部署及びALM担当部署以外におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

（3）取引に係るリスクの内容

デリバティブ取引に係る主要なリスクとしては、市場の相場変動により保有するポートフォリオの価値が変動し損失が発生する「市場リスク」、取引相手の財務状態の悪化により契約が履行されなくなり損失を被る「信用リスク」、市場の流動性の低下により適正な価格で希望する量の取引が困難となる「市場流動性リスク」等があります。

特にデリバティブ取引には、リスク内容が複雑な取引、僅かな当初資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められております。

（4）取引に係るリスクの管理体制

当社では、グループ全体のリスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正なレベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指しております。実効性のあるリスク管理の実現のため、「グループ全体のリスク管理の基本方針」については経営会議にて決定、取締役会の承認を得る体制としております。また、グループ各社は同基本方針に基づき、適切なリスク管理体制の整備を図っております。主要連結子会社においては各リスク管理担当部署を業務担当部署から独立させる等、業務への十分な牽制が働くよう配慮しているほか、独立した監査担当部署が、業務の運営及びリスク管理の状況について監査を実施する体制としております。なお、デリバティブ取引を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、リスク量並びに損益について厳正なチェック機能が働く体制としております。

市場リスクには金利リスク、為替リスク等の種類がありますが、当社では高度な統計的手法を用いたVaR（バリュー・アット・リスク）により、予想される最大損失額を把握して統合的に管理しております。当社ではVaRの計測にモンテカルロ・シミュレーション法を使用しております。

主要連結子会社の市場部門で保有する市場リスクの総量枠については、自己資本等の経営体力をもとに保守的に設定しております。また、政策投資株式に係る株価変動リスク等、主要連結子会社の市場部門以外が保有する市場リスクについてもVaRを計測し、適切なモニタリングが行われる体制としております。

信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しております。相手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を締結する等、信用リスクを抑制する運営も行っております。

また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守状況、市場動向等をモニタリングする体制としております。

なお、当連結会計年度のVaR及び信用リスク相当額は、それぞれ以下のとおりであります。

①VaR（保有期間1日、片側信頼区間99.0％）　　　（金額単位　億円）

	最大	最小	平均	期末日
トレーディング	35	9	17	20
バンキング	1,286	354	659	834

（注）株式会社三井住友銀行及び同主要連結子会社に係る計数であります。トレーディングは個別リスクを除いております。

②信用リスク相当額（与信相当額）　　　（金額単位　億円）

区分	平成16年3月末
金利スワップ	35,343
通貨スワップ	11,787
先物外国為替	8,893
金利オプション（買）	935
通貨オプション（買）	1,720
その他の金融派生商品	576
一括清算ネッティング契約による信用リスク削減効果	△29,424
合計	29,831

（注）1. 上記計数は、BIS自己資本比率規制に基づき算出されたデリバティブ取引に係る連結ベースの信用リスク相当額であります。

2. 一部の取引についてネッティング（取引先ごとに、締結したすべてのオフバランス取引の時価評価額を相殺し、相殺後の金額を信用リスク相当額とするもの）を採用しております。

2. 取引の時価等に関する事項

（1）金利関連取引

（金額単位　百万円）

区分	種類	契約額等	うち1年超	時価	評価損益
		平成16年3月末			
取引所	金利先物				
	売建	87,393,679	2,662,913	△111,937	△111,937
	買建	91,880,414	3,624,247	110,424	110,424
	金利オプション				
	売建	554,768	267,333	△218	△218
	買建	984,778	267,333	241	241
店頭	金利先渡契約				
	売建	3,576,364	430,000	952	952
	買建	13,028,083	1,640,000	△2,001	△2,001
	金利スワップ	385,010,824	290,122,316	235,969	235,969
	受取固定・支払変動	184,435,337	138,971,508	1,624,354	1,624,354
	受取変動・支払固定	178,700,873	135,278,747	△1,380,548	△1,380,548
	受取変動・支払変動	21,727,688	15,792,166	518	518
	金利スワップション				
	売建	2,224,743	968,959	△37,880	△37,880
	買建	2,589,152	1,173,273	41,346	41,346
	キャップ				
	売建	5,408,280	3,469,422	△6,543	△6,543
	買建	3,602,677	2,345,784	5,628	5,628
	フロアー				
	売建	224,688	190,319	△5,321	△5,321
	買建	302,366	240,371	5,040	5,040
	その他				
	売建	―	―	―	―
	買建	306,408	72,854	4,402	4,402
合計				240,101	240,101

（注）1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。

なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

三井住友フィナンシャルグループ　連結財務諸表

また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は13百万円（利益）であります。

2. 時価の算定

取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。

店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(2) 通貨関連取引

（金額単位　百万円）

区分	種類	平成16年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ	16,317,980	10,396,658	82,675	131,136
	通貨スワップション				
	売建	646,230	623,671	△16,259	△16,259
	買建	1,135,123	1,112,563	40,495	40,495
	為替予約	33,748,772	1,368,595	△38,814	△38,814
	通貨オプション				
	売建	2,911,936	898,824	△90,113	△90,113
	買建	2,883,999	907,272	107,026	107,026
	その他				
	売建	7,957	882	51	51
	買建	—	—	—	—
合計				85,060	133,521

（注）1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。

なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。

また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は△442百万円（損失）であります。

2. 時価の算定

割引現在価値等により算定しております。

3. 従来、引直し対象の為替予約、通貨オプション等は、当連結会計年度から上記に含めて記載しております。

(3) 株式関連取引

（金額単位　百万円）

区分	種類	平成16年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	株式指数先物				
	売建	—	—	—	—
	買建	3,349	—	63	63
	株式指数オプション				
	売建	—	—	—	—
	買建	—	—	—	—
店頭	有価証券店頭オプション				
	売建	—	—	—	—
	買建	—	—	—	—
	有価証券店頭指数等スワップ				
	株価指数変化率受取・短期変動金利支払	—	—	—	—
	短期変動金利受取・株価指数変化率支払	—	—	—	—
	その他				
	売建	4,791	—	△231	△231
	買建	7,336	3,005	311	311
合計				143	143

（注）1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。

なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2. 時価の算定

取引所取引につきましては、東京証券取引所等における最終の価格によっております。

店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(4) 債券関連取引

（金額単位　百万円）

区分	種類	平成16年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	債券先物				
	売建	1,485,848	—	5,213	5,213
	買建	3,473,003	—	△16,918	△16,918
	債券先物オプション				
	売建	333,500	—	△769	△769
	買建	5,000	—	66	66
店頭	債券先渡契約				
	売建	296,334	273,251	1,746	1,746
	買建	—	—	—	—
	債券店頭オプション				
	売建	2,821,954	14,114	△6,020	△6,020
	買建	2,420,812	2,972	18,216	18,216
合計				1,533	1,533

（注）1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。

なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2. 時価の算定

取引所取引につきましては、東京証券取引所等における最終の価格によっております。

店頭取引につきましては、オプション価格計算モデル等により算定しております。

(5) 商品関連取引

（金額単位　百万円）

区分	種類	平成16年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	商品スワップ				
	固定価格受取・変動価格支払	86,127	84,270	△5,742	△5,742
	変動価格受取・固定価格支払	87,038	84,985	9,932	9,932
	商品オプション				
	売建	4,457	4,318	△1,645	△1,645
	買建	4,448	4,309	1,667	1,667
合計				4,211	4,211

（注）1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。

なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2. 時価の算定

取引対象物の価格、契約期間等の構成要素に基づき算定しております。

3. 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引

（金額単位　百万円）

区分	種類	平成16年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	クレジット・デフォルト・オプション				
	売建	38,891	36,213	△826	△826
	買建	57,308	52,627	1,580	1,580
	その他				
	売建	1,504	—	△23	△23
	買建	1,389	—	27	27
合計				757	757

（注）1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。

なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2. 時価の算定

取引対象物の価格、契約期間等の構成要素に基づき算定しております。

3. 「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

1. 取引の状況に関する事項

（1）取引の内容

当社グループで取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

（2）取引の利用目的、取組方針

当社グループでは、お客様へのヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。
金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外拠点に設置されたトレーディング担当部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。
株式会社三井住友銀行における預貸金等の銀行業務に付随して発生する市場リスクの調整については、同経営会議等で審議された方針に基づき、ALM担当部署がリスク量の調整取引（ALMオペレーション）としてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しております。適用しているヘッジ会計の主な方法は「リスク調整アプローチ」であります。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより行っております。また、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。
連結子会社のトレーディング担当部署及びALM担当部署以外におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

（3）取引に係るリスクの内容

デリバティブ取引に係る主要なリスクとしては、市場の相場変動により保有するポートフォリオの価値が変動し損失が発生する「市場リスク」、取引相手の財務状態の悪化により契約が履行されなくなり損失を被る「信用リスク」、市場の流動性の低下により適正な価格で希望する量の取引が困難となる「市場流動性リスク」等があります。
特にデリバティブ取引には、リスク内容が複雑な取引、僅かな当初資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められております。

（4）取引に係るリスクの管理体制

当社では、グループ全体のリスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正なレベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指しております。実効性のあるリスク管理の実現のため、「グループ全体のリスク管理の基本方針」については経営会議にて決定、取締役会の承認を得る体制としております。また、グループ各社は同基本方針に基づき、適切なリスク管理体制の整備を図っております。主要連結子会社においては各リスク管理担当部署を業務担当部署から独立させる等、業務への十分な牽制が働くよう配慮しているほか、独立した監査担当部署が、業務の運営及びリスク管理の状況について監査を実施する体制としております。なお、デリバティブ取引を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、リスク量並びに損益について厳正なチェック機能が働く体制としております。
市場リスクには金利リスク、為替リスク等の種類がありますが、当社では高度な統計的手法を用いたVaR（バリュー・アット・リスク）により、予想される最大損失額を把握して統合的に管理しております。当社ではVaRの計測にモンテカルロ・シミュレーション法を使用しております。
主要連結子会社の市場部門で保有する市場リスクの総量枠については、自己資本等の経営体力をもとに保守的に設定しております。また、政策投資株式に係る株価変動リスク等、主要連結子会社の市場部門以外が保有する市場リスクについてもVaRを計測し、適切なモニタリングが行われる体制としております。
信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しております。相手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を締結する等、信用リスクを抑制する運営も行っております。

また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守状況、市場動向等をモニタリングする体制としております。
なお、前連結会計年度のVaR及び信用リスク相当額は、それぞれ以下のとおりであります。

①VaR（保有期間1日、片側信頼区間99.0％）　　　（金額単位　億円）

	最大	最小	平均	期末日
トレーディング	19	8	13	17
バンキング	484	297	395	364

（注）株式会社三井住友銀行及び同主要連結子会社に係る計数であります。トレーディングは個別リスクを除いております。

②信用リスク相当額（与信相当額）　　　（金額単位　億円）

区分	平成15年3月末
金利スワップ	40,047
通貨スワップ	8,719
先物外国為替	9,506
金利オプション（買）	636
通貨オプション（買）	1,058
その他の金融派生商品	495
一括清算ネッティング契約による信用リスク削減効果	△28,825
合計	31,636

（注）1．上記計数は、BIS自己資本比率規制に基づき算出されたデリバティブ取引に係る連結ベースの信用リスク相当額であります。
　　　2．一部の取引についてネッティング（取引先ごとに、締結したすべてのオフバランス取引の時価評価額を相殺し、相殺後の金額を信用リスク相当額とするもの）を採用しております。

2. 取引の時価等に関する事項

（1）金利関連取引

（金額単位　百万円）

区分	種類	平成15年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	金利先物				
	売建	59,749,099	4,547,691	△103,623	△103,623
	買建	57,633,988	5,676,922	109,474	109,474
	金利オプション				
	売建	1,230,739	―	76	76
	買建	600,964	205,802	△99	△99
店頭	金利先渡契約				
	売建	13,389,231	590,000	1,076	1,076
	買建	3,469,855	455,000	△500	△500
	金利スワップ	305,031,482	214,079,553	250,498	250,498
	受取固定・支払変動	146,600,794	101,347,568	3,300,127	3,300,127
	受取変動・支払固定	139,298,388	98,710,883	△3,040,142	△3,040,142
	受取変動・支払変動	18,990,156	13,890,272	850	850
	金利スワップション				
	売建	1,720,503	798,669	△35,707	△35,707
	買建	1,523,512	1,106,731	26,355	26,355
	キャップ				
	売建	5,352,002	3,331,808	△4,194	△4,194
	買建	3,616,992	2,536,627	6,682	6,682
	フロアー				
	売建	317,281	207,279	△7,673	△7,673
	買建	351,199	195,322	9,027	9,027
	その他				
	売建	42,316	36,551	△6,526	△6,526
	買建	250,660	92,669	6,603	6,603
合計				251,467	251,467

（注）1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
　　　なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　　また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は818百万円（利益）であります。
　　　2．時価の算定
　　　取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。
　　　店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(2) 通貨関連取引

（金額単位　百万円）

区分	種類	平成15年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ	16,433,656	8,831,238	△39,389	△39,389
	通貨スワップション				
	売建	330,238	330,238	△3,173	△3,173
	買建	865,005	865,005	13,724	13,724
	為替予約	2,935,846	547,699	1,518	1,518
	通貨オプション				
	売建	56,586	13,166	△1,375	△1,375
	買建	60,441	21,575	1,585	1,585
	その他				
	売建	15,310	2,855	153	153
	買建	—	—		
合計				△26,956	△26,956

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
　　　なお、ヘッジ会計が適用されているデリバティブ取引及び下記(注)3.の取引は、上記記載から除いております。
　　　また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は371百万円(利益)であります。
　　2. 時価の算定
　　　割引現在価値等により算定しております。
　　3. 先物為替予約、通貨オプション等のうち、連結会計年度末日に引直しを行い、その損益を連結損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
　　　引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

（金額単位　百万円）

区分	種類	平成15年3月末
		契約額等
取引所	通貨先物	
	売建	—
	買建	—
	通貨オプション	
	売建	—
	買建	—
店頭	為替予約	37,271,679
	通貨オプション	
	売建	3,001,518
	買建	3,195,840

(3) 株式関連取引

（金額単位　百万円）

区分	種類	平成15年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	株式指数先物				
	売建	—	—	—	—
	買建	—	—	—	—
	株式指数オプション				
	売建	—	—	—	—
	買建	—	—	—	—
店頭	有価証券店頭オプション				
	売建	0	—	0	0
	買建	0	—	△0	△0
	有価証券店頭指数等スワップ				
	株価指数変化率受取・短期変動金利支払	—	—	—	—
	短期変動金利受取・株価指数変化率支払	—	—	—	—
	その他				
	売建	477	—	0	0
	買建	477	—	0	0
合計				0	0

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
　　　なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　2. 時価の算定
　　　取引所取引につきましては、東京証券取引所等における最終の価格によっております。
　　　店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(4) 債券関連取引

（金額単位　百万円）

区分	種類	平成15年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	債券先物				
	売建	119,032	—	△388	△388
	買建	129,712	—	△67	△67
	債券先物オプション				
	売建	4,000	—	△8	△8
	買建	—	—	—	—
店頭	債券店頭オプション				
	売建	16,010	15,617	0	0
	買建	4,719	3,125	0	0
合計				△463	△463

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
　　　なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　2. 時価の算定
　　　取引所取引につきましては、東京証券取引所等における最終の価格によっております。
　　　店頭取引につきましては、オプション価格計算モデル等により算定しております。

(5) 商品関連取引

（金額単位　百万円）

区分	種類	平成15年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	商品スワップ				
	固定価格受取・変動価格支払	31,049	27,358	△1,607	△1,607
	変動価格受取・固定価格支払	31,049	27,358	2,376	2,376
	商品オプション				
	売建	6,369	4,063	△1,493	△1,493
	買建	6,369	4,063	1,521	1,521
合計				797	797

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
　　　なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　2. 時価の算定
　　　取引対象物の価格、契約期間等の構成要素に基づき算定しております。
　　3. 商品はオイル及び金属に係るものであります。

(6) クレジットデリバティブ取引

（金額単位　百万円）

区分	種類	平成15年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	クレジット・デフォルト・オプション				
	売建	39,823	22,790	△1,767	△1,767
	買建	35,625	18,592	3,153	3,153
	その他				
	売建	5,722	1,099	4,915	4,915
	買建	86,567	79,546	276	276
合計				6,578	6,578

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
　　　なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　2. 時価の算定
　　　取引対象物の価格、契約期間等の構成要素に基づき算定しております。
　　3. 「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

(1) 事業の種類別セグメント情報

（平成15年度　自 平成15年4月1日　至 平成16年3月31日）　　　　　　　　　　　　　　　　（金額単位　百万円）

| | 平成15年度 | | | | | |
	銀行業	リース業	その他事業	計	消去又は全社	連結
I 経常収益						
（1）外部顧客に対する経常収益	2,492,168	674,243	386,098	3,552,510	—	3,552,510
（2）セグメント間の内部経常収益	26,911	18,466	182,955	228,333	(228,333)	—
計	2,519,079	692,709	569,054	3,780,844	(228,333)	3,552,510
経常費用	2,295,451	658,092	472,737	3,426,281	(216,616)	3,209,665
経常利益	223,627	34,616	96,317	354,562	(11,717)	342,844
II 資産、減価償却費及び資本的支出 資産	99,062,021	1,815,963	5,940,301	106,818,286	(4,603,113)	102,215,172
減価償却費	66,809	336,392	19,043	422,245	9	422,255
資本的支出	91,870	371,350	28,906	492,127	33	492,161

（注）1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

　　　2. 各事業の主な内容
　　　　　（1）銀行業 ……………………銀行業
　　　　　（2）リース業 ………………リース業
　　　　　（3）その他事業 …………証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

　　　3. 資産のうち消去又は全社の項目に含めた全社資産の金額は3,409,122百万円であり、その主なものは当社の関係会社株式であります。

　　　4. 連結財務諸表作成のための基本となる重要な事項4.（1）に記載のとおり、連結子会社である三井住友銀行の特定取引目的の通貨スワップ取引に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上しておりましたが、当連結会計年度より、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づき総額で「特定取引資産」及び「特定取引負債」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「資産」が「銀行業」について19,741百万円増加しております。

　　　5. 連結財務諸表作成のための基本となる重要な事項4.（10）に記載のとおり、国内銀行連結子会社の外貨建取引等の会計処理のうち、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引については、前連結会計年度は業種別監査委員会報告第25号等による経過措置を適用しておりましたが、当連結会計年度より、同報告の本則規定に基づくヘッジ会計を適用しております。
　　　　　この変更に伴い、従来、期間損益計算していた当該為替スワップ取引を時価評価し、正味の債権及び債務を連結貸借対照表に計上したため、従来の方法によった場合に比べ、「資産」が「銀行業」について1,035百万円増加しております。
　　　　　また、通貨スワップ取引及び先物外国為替取引等に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上しておりましたが、当連結会計年度より、業種別監査委員会報告第25号に基づき総額で「その他資産」及び「その他負債」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「資産」が「銀行業」について450,929百万円増加しております。

　　　6. 連結財務諸表作成のための基本となる重要な事項4.（13）に記載のとおり、連結子会社である三井住友銀行は金融資産・負債から生じる金利リスクのヘッジ会計の方法として従来繰延ヘッジを適用しておりましたが、当連結会計年度における債券相場環境の変化に対応して債券に対するヘッジ取引の規模が拡大したことを踏まえ、ヘッジ取引の効果をより適切に財務諸表に反映させることを目的として、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については時価ヘッジを適用しております。この変更に伴い、従来の方法によった場合と比べ、「資産」が「銀行業」について19,420百万円減少しております。

　　　7. （税効果会計関係）3.に記載のとおり、「地方税法等の一部を改正する法律」（平成15年法律第9号）が平成15年3月31日に公布されましたが、当連結会計年度において、一部の地方自治体が外形標準事業税に超過税率の適用を決めたことに伴い、繰延税金資産及び繰延税金負債の計算に使用する法定実効税率を変更しております。この結果、従来の法定実効税率で計算した場合に比べ、「資産」が「銀行業」について6,657百万円、「リース業」について114百万円、「その他事業」について402百万円、「消去又は全社」について22百万円それぞれ増加しております。

	平成14年度					
	銀行業	リース業	その他事業	計	消去又は全社	連結
I 経常収益						
（1）外部顧客に対する経常収益	2,530,217	640,529	335,639	3,506,386	—	3,506,386
（2）セグメント間の内部経常収益	31,282	5,563	163,790	200,636	(200,636)	—
計	2,561,499	646,093	499,429	3,707,023	(200,636)	3,506,386
経常費用	3,130,721	622,237	447,163	4,200,122	(177,986)	4,022,136
経常利益（△は経常損失）	△569,221	23,855	52,265	△493,099	(22,650)	△515,749
II 資産、減価償却費及び資本的支出						
資産	102,058,264	1,789,697	6,158,720	110,006,682	(5,399,232)	104,607,449
減価償却費	73,505	329,478	18,908	421,892	1	421,894
資本的支出	85,829	319,716	30,145	435,690	29	435,720

（注）1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2. 各事業の主な内容
　（1）銀行業 ………………… 銀行業
　（2）リース業 ……………… リース業
　（3）その他事業 ………… 証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3. 資産のうち消去又は全社の項目に含めた全社資産の金額は3,373,529百万円であり、その主なものは当社の関係会社株式であります。

4. 「地方税法等の一部を改正する法律」（平成15年法律第9号）が平成15年3月31日に公布されたことにより、国内連結子会社の繰延税金資産及び繰延税金負債の計算に使用する平成16年度以降の法定実効税率を変更しております。この結果、従来の法定実効税率で計算した場合に比べ、「資産」が「銀行業」について65,769百万円増加、「リース業」について753百万円、「その他事業」について1,109百万円それぞれ減少しております。

（2）所在地別セグメント情報

	平成15年度						
	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
I 経常収益							
（1）外部顧客に対する経常収益	3,250,452	135,908	75,566	90,582	3,552,510	—	3,552,510
（2）セグメント間の内部経常収益	50,138	39,129	6,113	11,360	106,742	(106,742)	—
計	3,300,591	175,038	81,680	101,942	3,659,252	(106,742)	3,552,510
経常費用	3,067,985	109,837	65,586	59,397	3,302,806	(93,140)	3,209,665
経常利益	232,606	65,201	16,093	42,545	356,446	(13,601)	342,844
II 資産	95,318,870	4,826,318	2,177,644	2,731,299	105,054,133	(2,838,960)	102,215,172

（注）1. 当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2. 「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

3. 資産のうち消去又は全社の項目に含めた全社資産の金額は3,409,122百万円であり、その主なものは当社の関係会社株式であります。

4. 連結財務諸表作成のための基本となる重要な事項4.(1)に記載のとおり、連結子会社である三井住友銀行の特定取引目的の通貨スワップ取引に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上しておりましたが、当連結会計年度より、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づき総額で「特定取引資産」及び「特定取引負債」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「資産」が「日本」について19,939百万円増加、「アジア・オセアニア」について198百万円減少しております。

5. 連結財務諸表作成のための基本となる重要な事項4.(10)に記載のとおり、国内銀行連結子会社の外貨建取引等の会計処理のうち、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引については、前連結会計年度は業種別監査委員会報告第25号等による経過措置を適用しておりましたが、当連結会計年度より、同報告の本則規定に基づくヘッジ会計を適用しております。
この変更に伴い、従来、期間損益計算していた当該為替スワップ取引を時価評価し、正味の債権及び債務を連結貸借対照表に計上したため、従来の方法によった場合に比べ、「資産」が「日本」について4百万円、「アジア・オセアニア」について1,030百万円それぞれ増加しております。
また、通貨スワップ取引及び先物外国為替取引等に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上しておりましたが、当連結会計年度より、業種別監査委員会報告第25号に基づき総額で「その他資産」及び「その他負債」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「資産」が「日本」について279,156百万円、「米州」について114,960百万円、「欧州」について1,554百万円、「アジア・オセアニア」について55,257百万円それぞれ増加しております。

6. 連結財務諸表作成のための基本となる重要な事項4.(13)に記載のとおり、連結子会社である三井住友銀行は金融資産・負債から生じる金利リスクのヘッジ会計の方法として従来繰延ヘッジを適用しておりましたが、当連結会計年度における債券相場環境の変化に対応して債券に対するヘッジ取引の規模が拡大したことを踏まえ、ヘッジ取引の効果をより適切に財務諸表に反映させることを目的として、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については時価ヘッジを適用しております。この変更に伴い、従来の方法によった場合と比べ、「資産」が「日本」について19,420百万円減少しております。

7. （税効果会計関係）3.に記載のとおり、「地方税法等の一部を改正する法律」（平成15年法律第9号）が平成15年3月31日に公布されましたが、当連結会計年度において、一部の地方自治体が外形標準事業税に超過税率の適用を決めたことに伴い、繰延税金資産及び繰延税金負債の計算に使用する法定実効税率を変更しております。この結果、従来の法定実効税率で計算した場合に比べ、「資産」が「日本」について7,174百万円、「消去又は全社」について22百万円それぞれ増加しております。

三井住友フィナンシャルグループ　連結財務諸表

(平成14年度　自 平成14年4月1日　至 平成15年3月31日)　　　　　　　　　　　　　　　　　　　　　　(金額単位　百万円)

| | 平成14年度 | | | | | | |
	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
I 経常収益							
(1) 外部顧客に対する経常収益	3,033,860	173,224	174,353	124,948	3,506,386	—	3,506,386
(2) セグメント間の内部経常収益	66,249	48,741	32,144	26,912	174,048	(174,048)	—
計	3,100,110	221,966	206,498	151,860	3,680,435	(174,048)	3,506,386
経常費用	3,804,777	149,894	134,985	82,652	4,172,309	(150,172)	4,022,136
経常利益(△は経常損失)	△704,666	72,071	71,512	69,208	△491,873	(23,876)	△515,749
II 資産	96,909,941	6,138,645	2,167,625	2,647,964	107,864,176	(3,256,726)	104,607,449

(注) 1. 当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
　　　2. 「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。
　　　3. 資産のうち消去又は全社の項目に含めた全社資産の金額は3,373,529百万円であり、その主なものは当社の関係会社株式であります。
　　　4. 「地方税法等の一部を改正する法律」(平成15年法律第9号)が平成15年3月31日に公布されたことにより、国内連結子会社の繰延税金資産及び繰延税金負債の計算に使用する平成16年度以降の法定実効税率を変更しております。この結果、従来の法定実効税率で計算した場合に比べ、「資産」が「日本」について63,905百万円増加しております。

(3)海外経常収益

(金額単位　百万円)

	平成14年度 自 平成14年4月1日 至 平成15年3月31日	平成15年度 自 平成15年4月1日 至 平成16年3月31日
海外経常収益	472,525	302,057
連結経常収益	3,506,386	3,552,510
海外経常収益の連結経常収益に占める割合	13.5%	8.5%

(注) 1. 一般企業の海外売上高に代えて、海外経常収益を記載しております。
　　　2. 海外経常収益は、国内銀行連結子会社の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

財務諸表

当社の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表については、証券取引法第193条の2の規定に基づき、平成14年度については朝日監査法人の監査証明を、平成15年度についてはあずさ監査法人の監査証明を受けております。朝日監査法人は、平成16年1月1日付で朝日監査法人を存続法人としてあずさ監査法人と合併し、法人名称を「あずさ監査法人」に変更しております。なお、銀行法第52条の28の規定により作成した書類について商法特例法（昭和49年法律第22号）により、平成14年度については朝日監査法人の監査を、平成15年度についてはあずさ監査法人の監査を受けております。

以下の貸借対照表、損益計算書及び利益処分計算書は、上記の財務諸表に基づいて作成しております。

貸借対照表

（金額単位　百万円）

科目	平成14年度末 平成15年3月31日現在	平成15年度末 平成16年3月31日現在
（資産の部）		
流動資産		
現金及び預金	64,725	98,159 ※3
前払費用	—	21
繰延税金資産	35	17
未収収益	315	424
未収還付法人税等	40,976	12,179
その他	55	145
流動資産合計	106,108	110,948
固定資産		
有形固定資産		
建物	0	0 ※1
有形固定資産合計	0	0
無形固定資産		
ソフトウェア	26	47
無形固定資産合計	26	47
投資その他の資産		
投資有価証券	—	76
関係会社株式	3,260,957	3,246,462
関係会社長期貸付金	40,000	40,000 ※2
繰延税金資産	5,227	4,565
その他	0	—
投資その他の資産合計	3,306,185	3,291,105
固定資産合計	3,306,213	3,291,153
繰延資産		
創立費	1,207	905
繰延資産合計	1,207	905
資産の部合計	**3,413,529**	**3,403,007**

科目	平成14年度末 平成15年3月31日現在	平成15年度末 平成16年3月31日現在
（負債の部）		
流動負債		
短期借入金	256,501	230,000 ※3
未払金	—	47
未払費用	651	97
未払法人税等	1	1
未払事業所税	1	5
未払消費税等	106	—
賞与引当金	83	84
その他	96	48
流動負債合計	257,442	230,286
負債の部合計	**257,442**	**230,286**
（資本の部）		
資本金	1,247,650	1,247,650 ※5
資本剰余金		
資本準備金	1,747,266	1,247,762
その他資本剰余金	—	499,510
資本金及び資本準備金減少差益	—	499,503
自己株式処分差益	—	7
資本剰余金合計	1,747,266	1,747,273
利益剰余金		
利益準備金	496	—
任意積立金	30,420	30,420
別途積立金	30,420	30,420
当期未処分利益	130,605	148,300
利益剰余金合計	161,521	178,720
自己株式	△351	△921 ※6
資本の部合計	**3,156,086**	**3,172,721**
負債及び資本の部合計	**3,413,529**	**3,403,007**

（注）記載金額は、百万円未満を切り捨てて表示しております。

損益計算書

（金額単位　百万円）

科目	平成14年度 自 平成14年12月2日 至 平成15年3月31日	平成15年度 自 平成15年4月1日 至 平成16年3月31日
営業収益	**131,519**	**55,515**
関係会社受取配当金	128,265	47,332
関係会社受入手数料	3,124	7,341
関係会社貸付金利息	128	841
営業費用	**971**	**3,044**
販売費及び一般管理費	971	3,044 ※2
その他	0	—
営業利益	**130,547**	**52,470**
営業外収益	**13**	**121**
受取利息	9	101
受入手数料	4	9
その他	—	11
営業外費用	**10,926**	**1,403**
支払利息	176	874 ※1
創立費償却	301	301
新株発行費	9,994	—
支払手数料	73	206
その他	380	21
経常利益	**119,634**	**51,188**
税引前当期純利益	**119,634**	**51,188**
法人税、住民税及び事業税	156	3
法人税等調整額	△5,259	679
当期純利益	**124,738**	**50,505**
前期繰越利益	—	97,298
合併による未処分利益受入額	5,867	—
利益準備金取崩額	—	496
当期未処分利益	**130,605**	**148,300**

（注）記載金額は、百万円未満を切り捨てて表示しております。

利益処分計算書

（金額単位　百万円）

科目	平成14年度 （株主総会承認日 平成15年6月27日）		平成15年度 （株主総会承認日 平成16年6月29日）	
（当期未処分利益の処分）				
当期未処分利益		**130,605**		**148,300**
利益処分額		**33,306**		**46,421**
第一種優先株式配当金	（1株につき10,500円）	703	（1株につき10,500円）	703
第二種優先株式配当金	（1株につき28,500円）	2,850	（1株につき28,500円）	2,850
第三種優先株式配当金	（1株につき13,700円）	10,960	（1株につき13,700円）	10,960
第1回第四種優先株式配当金	（1株につき19,500円）	81	（1株につき135,000円）	563
第2回第四種優先株式配当金	（1株につき19,500円）	81	（1株につき135,000円）	563
第3回第四種優先株式配当金	（1株につき19,500円）	81	（1株につき135,000円）	563
第4回第四種優先株式配当金	（1株につき19,500円）	81	（1株につき135,000円）	563
第5回第四種優先株式配当金	（1株につき19,500円）	81	（1株につき135,000円）	563
第6回第四種優先株式配当金	（1株につき19,500円）	81	（1株につき135,000円）	563
第7回第四種優先株式配当金	（1株につき19,500円）	81	（1株につき135,000円）	563
第8回第四種優先株式配当金	（1株につき19,500円）	81	（1株につき135,000円）	563
第9回第四種優先株式配当金	（1株につき19,500円）	81	（1株につき135,000円）	563
第10回第四種優先株式配当金	（1株につき19,500円）	81	（1株につき135,000円）	563
第11回第四種優先株式配当金	（1株につき19,500円）	81	（1株につき135,000円）	563
第12回第四種優先株式配当金	（1株につき19,500円）	81	（1株につき135,000円）	563
第13回第四種優先株式配当金	（1株につき3,750円）	431	（1株につき67,500円）	7,762
普通株式配当金	（1株につき3,000円）	17,385	（1株につき3,000円）	17,381
次期繰越利益		**97,298**		**101,878**
（その他資本剰余金の処分）				
その他資本剰余金		**—**		**499,510**
その他資本剰余金処分額		—		—
その他資本剰余金次期繰越額		**—**		**499,510**

（注）記載金額は、百万円未満を切り捨てて表示しております。

重要な会計方針 （当事業年度 自 平成15年4月1日 至 平成16年3月31日）

1. 有価証券の評価基準及び評価方法
（1）子会社株式及び関連会社株式
移動平均法による原価法により行っております。
（2）その他有価証券
時価のないものについては、移動平均法による原価法により行っております。

2. 固定資産の減価償却の方法
（1）有形固定資産
建物については、定額法を採用しております。
（2）無形固定資産
自社利用のソフトウェアについては、社内における利用可能期間（5年）に基づく定額法により償却しております。

3. 繰延資産の処理方法
創立費は、資産として計上し、商法施行規則第35条の規定により5年間にわたり均等償却を行っております。

4. 引当金の計上基準
賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当期に帰属する額を計上しております。

5. リース取引の処理方法
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

6. 消費税等の会計処理
消費税及び地方消費税の会計処理は、税抜方式によっております。

注記事項 （当事業年度 自 平成15年4月1日 至 平成16年3月31日）

（貸借対照表関係）

※1. 有形固定資産の減価償却累計額　　　　　　0百万円

※2. 劣後特約付貸付金
関係会社長期貸付金は、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付貸付金であります。

※3. 関係会社に対する資産及び負債
預金　　　　　　　　　　　　　98,079百万円
短期借入金　　　　　　　　　230,000百万円

※4. 偶発債務
株式会社三井住友銀行デュッセルドルフ支店の対顧預金払い戻しに関し、ドイツ銀行協会預金保険基金に対して46,114百万円の保証を行っております。

※5. 会社が発行する株式の総数

普通株式	15,000千株
第一種優先株式	67千株
第二種優先株式	100千株
第三種優先株式	800千株
第四種優先株式	249千株
第五種優先株式	250千株
第六種優先株式	300千株

発行済株式の総数

普通株式	5,796千株
第一種優先株式	67千株
第二種優先株式	100千株
第三種優先株式	800千株
第1回第四種優先株式	4千株
第2回第四種優先株式	4千株
第3回第四種優先株式	4千株
第4回第四種優先株式	4千株
第5回第四種優先株式	4千株
第6回第四種優先株式	4千株
第7回第四種優先株式	4千株
第8回第四種優先株式	4千株
第9回第四種優先株式	4千株
第10回第四種優先株式	4千株
第11回第四種優先株式	4千株
第12回第四種優先株式	4千株
第13回第四種優先株式	114千株

※6. 自己株式
当社が保有する自己株式の数は、普通株式2,069.63株であります。

※7. 配当制限
当社の定款の定めるところにより、優先株主に対しては、一営業年度において下記の各種優先株式の優先配当金を超えて配当することはありません。

第一種優先株式	1株につき10,500円
第二種優先株式	1株につき28,500円
第三種優先株式	1株につき13,700円
第四種優先株式	1株につき200,000円を上限として発行に際して取締役会の決議をもって定める額
第五種優先株式	1株につき200,000円を上限として発行に際して取締役会の決議をもって定める額
第六種優先株式	1株につき300,000円を上限として発行に際して取締役会の決議をもって定める額

（損益計算書関係）

※1. 関係会社との取引
支払利息　　　　　　　　　　　874百万円

※2. 販売費及び一般管理費のうち主要なものは次のとおりであります。なお、全額が一般管理費に属するものであります。

給料・手当	1,536百万円
土地建物機械賃借料	296百万円
委託費	573百万円

（リース取引関係）

記載対象の取引はありません。

（有価証券関係）

子会社株式及び関連会社株式で時価のあるものはありません。

（税効果会計関係）

1. 繰延税金資産の発生の主な原因別の内訳

（金額単位 百万円）

繰延税金資産	
子会社株式	1,196,650
税務上の繰越欠損金	4,565
その他	17
繰延税金資産小計	1,201,234
評価性引当額	△1,196,650
繰延税金資産合計	4,583
繰延税金資産の純額	4,583

三井住友フィナンシャルグループ　財務諸表

2. 法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳

(単位　％)

法定実効税率	42.05
（調整）	
受取配当金益金不算入	△48.45
評価性引当額	7.75
その他	△0.02
税効果会計適用後の法人税等の負担率	1.33

3. 法人税等の税率の変更による繰延税金資産及び繰延税金負債の修正額

「地方税法等の一部を改正する法律」（平成15年法律第9号）が平成15年3月31日に公布され、平成16年4月1日以後開始する事業年度より当社に対する法人事業税に係る課税標準が、従来の「所得及び清算所得」と規定されていたもの（平成15年改正前地方税法第72条の12）から、「付加価値額」、「資本等の金額」及び「所得及び清算所得」に変更されることにより、「付加価値額」及び「資本等の金額」が課税標準となる事業税は、利益に関連する金額を課税標準とする税金には該当しないことになります。そのため、前事業年度において、平成15年度の法定実効税率は42.05％、平成16年度以降の法定実効税率は40.49％として、当社の繰延税金資産及び繰延税金負債の計算をいたしました。
当事業年度において、一部の地方自治体が改正後の法人事業税に超過税率の適用を決めたことに伴い、平成16年度以降の法定実効税率は、前事業年度の40.49％から40.69％となりますが、当事業年度の「繰延税金資産」及び「法人税等調整額」に与える影響は軽微であります。

（1株当たり情報）

(金額単位　円)

1株当たり純資産額	232,550.74
1株当たり当期純利益	3,704.49
潜在株式調整後1株当たり当期純利益	3,690.72

(注) 1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定上の基礎は、次のとおりであります。

1株当たり当期純利益	
当期純利益	50,505百万円
普通株主に帰属しない金額	29,039百万円
（うち優先配当額）	29,039百万円
普通株式に係る当期純利益	21,465百万円
普通株式の期中平均株式数	5,794千株
潜在株式調整後1株当たり当期純利益	
当期純利益調整額	703百万円
（うち優先配当額）	703百万円
普通株式増加数	212千株
（うち優先株式）	212千株
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含まれなかった潜在株式の概要	第二種優先株式 （発行済株式数100千株） 第三種優先株式 （発行済株式数800千株） 第1-12回第四種優先株式 （発行済株式数50千株） 第13回第四種優先株式 （発行済株式数114千株） 新株予約権1種類 （新株予約権の数1,620個）

損益の状況（連結）

■ 国内・海外別収支

（金額単位　百万円）

区分	平成14年度				平成15年度			
	国内	海外	消去又は全社(△)	合計	国内	海外	消去又は全社(△)	合計
資金運用収益	1,435,456	421,432	△39,980	1,816,908	1,394,426	238,922	△42,010	1,591,338
資金調達費用	241,919	209,909	△34,473	417,355	241,565	100,641	△31,961	310,246
資金運用収支	1,193,537	211,522	△5,506	1,399,553	1,152,860	138,280	△10,049	1,281,091
信託報酬	7	―	―	7	334	―	―	334
役務取引等収益	395,641	28,765	△168	424,238	471,941	30,604	△1,517	501,028
役務取引等費用	67,751	3,715	△127	71,338	73,172	4,309	△629	76,851
役務取引等収支	327,890	25,050	△40	352,900	398,769	26,294	△887	424,176
特定取引収益	193,188	23,417	△10,109	206,496	289,432	23,302	△7,723	305,011
特定取引費用	7,401	3,433	△10,109	725	8,628	11	△7,723	916
特定取引収支	185,787	19,983	―	205,770	280,804	23,290	―	304,094
その他業務収益	909,124	38,544	△711	946,957	927,894	19,006	△425	946,474
その他業務費用	701,048	20,197	△111	721,134	877,113	10,729	△1,193	886,649
その他業務収支	208,075	18,347	△599	225,823	50,780	8,277	767	59,825

（注）1.「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。

2. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用（平成14年度48百万円、平成15年度21百万円）を資金調達費用から控除して表示しております。

3.「国内」「海外」間の内部取引は、「消去又は全社（△）」欄に表示しております。

■ 資金運用・調達勘定平均残高、利息、利回り

（金額単位　百万円）

国内	平成14年度			平成15年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	83,764,138	1,435,456	1.71%	80,192,186	1,394,426	1.74%
うち貸出金	57,677,536	1,091,688	1.89	54,448,334	1,049,707	1.93
うち有価証券	21,669,346	215,477	0.99	23,160,633	230,992	1.00
うちコールローン及び買入手形	627,785	1,936	0.31	547,686	1,840	0.34
うち買現先勘定	120,981	3	0.00	33,898	3	0.01
うち債券貸借取引支払保証金	1,254,675	225	0.02	515,980	104	0.02
うち預け金	823,313	12,831	1.56	676,807	7,071	1.04
資金調達勘定	86,417,083	241,919	0.28	84,942,920	241,565	0.28
うち預金	58,312,535	63,334	0.11	59,883,938	50,917	0.09
うち譲渡性預金	5,732,409	2,072	0.04	4,229,710	837	0.02
うちコールマネー及び売渡手形	10,166,594	1,109	0.01	7,186,407	1,242	0.02
うち売現先勘定	1,036,569	74	0.01	1,711,425	105	0.01
うち債券貸借取引受入担保金	3,853,983	28,830	0.75	5,090,264	48,622	0.96
うちコマーシャル・ペーパー	268,052	380	0.14	193,420	236	0.12
うち借用金	3,559,474	80,487	2.26	3,242,418	71,950	2.22
うち社債	2,537,030	38,045	1.50	2,921,709	44,624	1.53

（注）1.「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であります。

2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の国内連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3. 無利息預け金の平均残高（平成14年度814,452百万円、平成15年度1,322,675百万円）を資金運用勘定から控除して表示しております。

4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（平成14年度43,701百万円、平成15年度21,933百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（平成14年度43,701百万円、平成15年度21,933百万円）及び利息（平成14年度46百万円、平成15年度21百万円）を資金調達勘定から、それぞれ控除して表示しております。

(金額単位　百万円)

海外	平成14年度			平成15年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	9,690,916	421,432	4.35%	7,391,661	238,922	3.23%
うち貸出金	6,252,263	204,679	3.27	5,064,994	148,501	2.93
うち有価証券	1,745,522	58,303	3.34	1,036,961	35,639	3.44
うちコールローン及び買入手形	120,354	2,242	1.86	101,843	2,200	2.16
うち買現先勘定	100,914	1,348	1.34	127,275	2,538	1.99
うち債券貸借取引支払保証金	—	—	—	—	—	—
うち預け金	970,063	22,153	2.28	703,330	7,008	1.00
資金調達勘定	6,812,607	209,909	3.08	5,109,984	100,641	1.97
うち預金	3,994,367	89,254	2.23	3,404,225	55,119	1.62
うち譲渡性預金	200,607	5,503	2.74	96,735	2,697	2.79
うちコールマネー及び売渡手形	168,107	2,614	1.56	123,925	1,355	1.09
うち売現先勘定	1,059,369	18,111	1.71	354,094	4,107	1.16
うち債券貸借取引受入担保金	—	—	—	—	—	—
うちコマーシャル・ペーパー	—	—	—	—	—	—
うち借用金	212,650	6,168	2.90	113,752	2,179	1.92
うち社債	1,159,507	38,169	3.29	1,004,354	31,577	3.14

(注) 1.「海外」とは、国内銀行連結子会社の海外店及び海外連結子会社であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の海外連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高（平成14年度22,906百万円、平成15年度29,738百万円）を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（平成14年度67百万円、平成15年度－百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（平成14年度67百万円、平成15年度－百万円）及び利息（平成14年度1百万円、平成15年度－百万円）を資金調達勘定から、それぞれ控除して表示しております。

(金額単位　百万円)

合計	平成14年度			平成15年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	92,457,445	1,816,908	1.97%	86,714,682	1,591,338	1.84%
うち貸出金	62,931,901	1,262,092	2.01	58,643,284	1,167,622	1.99
うち有価証券	23,440,003	268,261	1.14	24,355,276	256,600	1.05
うちコールローン及び買入手形	748,139	4,179	0.56	649,529	4,040	0.62
うち買現先勘定	221,896	1,352	0.61	161,173	2,542	1.58
うち債券貸借取引支払保証金	1,254,675	225	0.02	515,980	104	0.02
うち預け金	1,769,576	34,768	1.96	1,224,157	12,687	1.04
資金調達勘定	92,205,905	417,355	0.45	89,009,467	310,246	0.35
うち預金	62,282,430	152,373	0.24	63,115,626	104,644	0.17
うち譲渡性預金	5,933,016	7,576	0.13	4,326,445	3,535	0.08
うちコールマネー及び売渡手形	10,334,702	3,724	0.04	7,310,332	2,598	0.04
うち売現先勘定	2,095,938	18,185	0.87	2,065,520	4,212	0.20
うち債券貸借取引受入担保金	3,853,983	28,830	0.75	5,090,264	48,622	0.96
うちコマーシャル・ペーパー	268,052	380	0.14	193,420	236	0.12
うち借用金	2,774,225	52,380	1.89	2,486,093	43,561	1.75
うち社債	3,696,169	76,202	2.06	3,926,064	76,202	1.94

(注) 1. 上記計数は、「国内」「海外」間の内部取引を消去した合算計数であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高（平成14年度836,686百万円、平成15年度1,336,284百万円）を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（平成14年度43,769百万円、平成15年度21,933百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（平成14年度43,769百万円、平成15年度21,933百万円）及び利息（平成14年度48百万円、平成15年度21百万円）を資金調達勘定から、それぞれ控除して表示しております。

■ 役務取引の状況

（金額単位　百万円）

区分	平成14年度				平成15年度			
	国内	海外	消去又は全社(△)	合計	国内	海外	消去又は全社(△)	合計
役務取引等収益	395,641	28,765	△168	424,238	471,941	30,604	△1,517	501,028
うち預金・貸出業務	14,117	15,683	△3	29,797	17,470	17,995	△878	34,587
うち為替業務	107,473	5,923	—	113,396	113,302	5,756	△614	118,444
うち証券関連業務	30,819	2	—	30,822	43,883	0	—	43,883
うち代理業務	15,325	—	—	15,325	16,239	—	—	16,239
うち保護預り・貸金庫業務	4,973	5	—	4,978	5,923	3	—	5,927
うち保証業務	26,556	2,069	△164	28,462	30,668	2,845	△10	33,503
うちクレジットカード関連業務	86,145	—	—	86,145	90,506	—	—	90,506
役務取引等費用	67,751	3,715	△127	71,338	73,172	4,309	△629	76,851
うち為替業務	20,461	1,327	—	21,789	21,952	2,128	△527	23,553

(注)　1.「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
　　　2.「国内」「海外」間の内部取引は、「消去又は全社（△）」欄に表示しております。

■ 特定取引の状況

（金額単位　百万円）

区分	平成14年度				平成15年度			
	国内	海外	消去又は全社(△)	合計	国内	海外	消去又は全社(△)	合計
特定取引収益	193,188	23,417	△10,109	206,496	289,432	23,302	△7,723	305,011
うち商品有価証券収益	6,328	2,861	—	9,190	6,735	—	—	6,735
うち特定取引有価証券収益	—	—	—	—	—	—	—	—
うち特定金融派生商品収益	186,477	20,555	△10,109	196,924	282,697	23,302	△7,723	298,275
うちその他の特定取引収益	381	—	—	381	—	—	—	—
特定取引費用	7,401	3,433	△10,109	725	8,628	11	△7,723	916
うち商品有価証券費用	—	—	—	—	—	—	—	—
うち特定取引有価証券費用	725	—	—	725	904	—	—	904
うち特定金融派生商品費用	6,675	3,433	△10,109	—	7,723	—	△7,723	—
うちその他の特定取引費用	—	—	—	—	—	11	—	11

(注)　1.「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
　　　2.「国内」「海外」間の内部取引は、「消去又は全社（△）」欄に表示しております。

三井住友フィナンシャルグループ　損益の状況（連結）

資産・負債の状況（連結）

■預金・譲渡性預金

期末残高
（金額単位 百万円）

区分		平成15年3月末	平成16年3月末
国内	流動性預金	34,752,737	36,825,754
	定期性預金	20,588,039	20,308,162
	その他	4,256,263	4,766,396
	計	59,597,040	61,900,312
	譲渡性預金	4,740,264	3,423,393
	合計	64,337,305	65,323,706
海外	流動性預金	2,732,304	2,862,410
	定期性預金	591,572	562,667
	その他	10,089	8,036
	計	3,333,966	3,433,114
	譲渡性預金	112,753	96,070
	合計	3,446,720	3,529,184
総合計		67,784,025	68,852,890

（注）1.「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
　　　2. 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
　　　3. 定期性預金＝定期預金＋定期積金

■貸出金の業種別構成

期末残高
（金額単位 百万円）

区分		平成15年3月末		平成16年3月末	
		金額	構成比	金額	構成比
国内（除く特別国際金融取引勘定分）	製造業	6,326,227	11.21%	6,136,783	11.94%
	農業、林業、漁業及び鉱業	207,518	0.37	142,576	0.28
	建設業	2,631,272	4.66	1,950,595	3.79
	運輸、情報通信、公益事業	3,082,989	5.46	3,275,122	6.37
	卸売・小売業	6,251,344	11.07	5,884,109	11.44
	金融・保険業	4,214,205	7.47	3,828,350	7.45
	不動産業	9,038,117	16.01	7,965,230	15.49
	各種サービス業	6,150,192	10.90	6,136,593	11.94
	地方公共団体	577,184	1.02	765,690	1.49
	その他	17,968,160	31.83	15,328,834	29.81
	合計	56,447,214	100.00	51,413,887	100.00
海外及び特別国際金融取引勘定分	政府等	141,741	3.06	81,737	2.06
	金融機関	312,632	6.74	338,375	8.53
	商工業	3,898,656	84.10	3,304,282	83.25
	その他	282,701	6.10	244,516	6.16
	合計	4,635,732	100.00	3,968,912	100.00
総合計		61,082,946	—	55,382,800	—

（注）「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。

■ リスク管理債権

（金額単位　百万円）

区分	平成15年3月末	平成16年3月末
破綻先債権①	201,392	96,413
延滞債権②	2,710,164	1,767,862
3カ月以上延滞債権③	130,353	51,538
貸出条件緩和債権④	2,728,791	1,382,168
合計	5,770,700	3,297,981

各債権の定義

① 「破綻先債権」：未収利息を収益不計上扱いとしている貸出金のうち破産、会社更生、再生手続き等の事由により経営破綻に陥っている債務者や手形交換所において取引停止処分を受けた債務者に対する貸出金。
② 「延滞債権」：未収利息を収益不計上扱いとしている貸出金のうち、破綻先債権に該当する貸出金及び債務者の経営再建又は支援を図ることを目的として利息の支払いを猶予した貸出金を除いた残りの貸出金。
③ 「3カ月以上延滞債権」：元本又は利息の支払いが、約定支払日の翌日を起算日として3月以上延滞している貸出金（除く①、②）。
④ 「貸出条件緩和債権」：経済的困難に陥った債務者の再建・支援を図り、当該債権の回収を促進することなどを目的に、債務者に有利な一定の譲歩を与える約定条件の改定等を行った貸出金（除く①〜③）。

■ 有価証券残高

期末残高

（金額単位　百万円）

区分		平成15年3月末	平成16年3月末
国内	国債	12,813,396	14,377,379
	地方債	375,204	506,263
	社債	2,369,698	2,651,971
	株式	3,321,531	3,473,577
	その他の証券	3,346,246	4,908,958
	計	22,226,077	25,918,150
海外	国債	88,250	71,560
	地方債	—	—
	社債	854	—
	株式	—	—
	その他の証券	1,650,405	895,875
	計	1,739,510	967,436
全社	国債	—	—
	地方債	—	—
	社債	—	—
	株式	152,932	164,314
	その他の証券	—	—
	計	152,932	164,314
合計		24,118,520	27,049,901

（注）1.「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
　　　2.「その他の証券」には、外国債券及び外国株式を含めております。

■ 特定取引資産・負債の内訳

（金額単位　百万円）

区分	平成15年3月末				平成16年3月末			
	国内	海外	消去又は全社(△)	合計	国内	海外	消去又は全社(△)	合計
特定取引資産	3,961,696	550,962	△ 17,263	4,495,396	2,959,570	366,802	△ 19,592	3,306,780
うち商品有価証券	111,930	113,679	—	225,610	32,516	48,250	—	80,766
うち商品有価証券派生商品	81	—	—	81	139	—	—	139
うち特定取引有価証券	—	—	—	—	—	—	—	—
うち特定取引有価証券派生商品	121	—	—	121	595	—	—	595
うち特定金融派生商品	2,640,783	437,283	△ 17,263	3,060,803	1,836,358	318,552	△ 19,592	2,135,318
うちその他の特定取引資産	1,208,779	—	—	1,208,779	1,089,960	—	—	1,089,960
特定取引負債	2,424,433	444,222	△ 17,263	2,851,391	1,518,119	374,718	△ 19,592	1,873,245
うち売付商品債券	3,397	6,409	—	9,806	19,855	12,802	—	32,658
うち商品有価証券派生商品	78	—	—	78	242	—	—	242
うち特定取引売付債券	—	—	—	—	—	—	—	—
うち特定取引有価証券派生商品	423	—	—	423	940	—	—	940
うち特定金融派生商品	2,420,079	437,812	△ 17,263	2,840,629	1,497,081	361,915	△ 19,592	1,839,404
うちその他の特定取引負債	454	—	—	454	—	—	—	—

（注）1.「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
　　　2.「国内」「海外」間の内部取引は、「消去又は全社（△）」欄に表示しております。

三井住友フィナンシャルグループ　資産・負債の状況（連結）

自己資本比率

自己資本比率は、銀行法第52条の25の規定に基づき連結自己資本比率の基準を定める件（平成10年大蔵省告示第62号）に定められた算式に基づき、連結ベースについて算出しております。なお、当社は、第一基準を適用のうえ、マーケット・リスク規制を導入しております。

■ 連結自己資本比率（第一基準）

当社は自己資本比率の算定に関し、「自己資本比率の算定に関する外部監査を「金融機関の内部管理体制に対する外部監査に関する実務指針」に基づき実施する場合の当面の取扱い」（日本公認会計士協会業種別監査委員会報告第30号）に基づき、平成15年3月末については朝日監査法人の外部監査を、平成16年3月末についてはあずさ監査法人の外部監査を受けております。朝日監査法人は、平成16年1月1日付で朝日監査法人を存続法人としてあずさ監査法人と合併し、法人名称を「あずさ監査法人」に変更しております。
なお、当該外部監査は、連結財務諸表の会計監査の一部ではなく、自己資本比率の算定に係る内部統制に対する合意された調査手続業務として、当社あてその結果を報告されたものであります。これにより、外部監査人が自己資本比率そのものについて意見を表明するものではありません。

（金額単位　百万円）

項目			平成15年3月末	平成16年3月末
基本的項目	資本金		1,247,650	1,247,650
	うち非累積的永久優先株		/	/
	新株式払込金		—	—
	資本剰余金		856,237	865,282
	利益剰余金		278,357	564,767
	連結子会社の少数株主持分		996,892	990,426
	うち海外特別目的会社の発行する優先出資証券		840,110	813,992
	その他有価証券の評価差損（△）		24,197	—
	自己株式払込金		—	
	自己株式（△）		15,204	2,956
	為替換算調整勘定		△53,515	△71,764
	営業権相当額（△）		251	94
	連結調整勘定相当額（△）		30,031	21,706
	計	（A）	3,255,936	3,571,604
	うちステップ・アップ金利条項付の優先出資証券		216,360	190,242
補完的項目	その他有価証券の連結貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45％相当額		—	249,401
	土地の再評価額と再評価の直前の帳簿価額の差額の45％相当額		71,699	68,524
	一般貸倒引当金		1,173,927	837,679
	負債性資本調達手段等		2,150,334	2,358,572
	うち永久劣後債務		569,073	755,618
	うち期限付劣後債務及び期限付優先株		1,581,261	1,602,953
	計		3,395,961	3,514,177
	うち自己資本への算入額	（B）	2,961,619	3,416,547
準補完的項目	短期劣後債務		—	—
	うち自己資本への算入額	（C）	—	—
控除項目	控除項目	（D）	238,633	250,754
自己資本額	（A）＋（B）＋（C）－（D）	（E）	5,978,922	6,737,397
リスク・アセット等	資産（オン・バランス）項目		55,417,663	54,649,899
	オフ・バランス取引項目		3,525,419	4,283,294
	信用リスク・アセットの額	（F）	58,943,082	58,933,194
	マーケット・リスク相当額に係る額（(H)／8%）	（G）	223,781	270,821
	(参考)マーケット・リスク相当額	（H）	17,902	21,665
	計　　（F)＋(G))	（I）	59,166,864	59,204,015
連結自己資本比率（第一基準）＝(E)／(I)×100			10.10%	11.37%

（補足）

「連結自己資本比率（第一基準）」における「基本的項目」の中の「うち海外特別目的会社の発行する優先出資証券」には、三井住友銀行（以下「当行」）の海外特別目的会社が発行した以下の3件の優先出資証券が含まれております。

三井住友フィナンシャルグループ｜自己資本比率

	SB Treasury Company L. L. C. (“SBTC-LLC”)	SB Equity Securities (Cayman), Limited (“SBES”)	Sakura Preferred Capital (Cayman) Limited (“SPCL”)
発行体			
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
発行期間	定めず	定めず	定めず
任意償還	平成20年6月以降の各配当支払日（ただし金融庁の事前承認が必要）	平成21年6月以降の各配当支払日（ただし金融庁の事前承認が必要）	平成21年1月以降の各配当支払日（ただし金融庁の事前承認が必要）
発行総額	1,800百万米ドル	340,000百万円 Series A-1　315,000百万円 Series A-2　5,000百万円 Series B　20,000百万円	283,750百万円 Initial Series　258,750百万円 Series B　25,000百万円
払込日	平成10年2月18日	Series A-1　平成11年2月26日 Series A-2　平成11年3月26日 Series B　平成11年3月1日	Initial Series　平成10年12月24日 Series B　平成11年3月30日
配当率	固定（ただし平成20年6月の配当支払日以降は、変動配当率が適用されるとともに、150ベーシスポイントのステップアップ金利が付される）	Series A-1　変動（金利ステップアップなし） Series A-2　変動（金利ステップアップなし） Series B　固定（ただし平成21年6月の配当支払日以降は変動配当。金利ステップアップなし）	Initial Series　変動（金利ステップアップなし） Series B　変動（金利ステップアップなし）
配当日	毎年6月・12月の最終営業日	毎年6月・12月の最終営業日	毎年7月24日と1月24日（休日の場合は翌営業日）
配当停止条件	以下のいずれかの事由が発生した場合は、配当の支払いは停止される（停止された配当は累積しない）。 ①当行が自己資本比率／Tier1比率の最低水準を達成できない場合（ただし配当停止は当行の任意） ②当行につき、清算、破産または清算的会社更生が開始された場合 ③当行優先株[注2]または普通株への配当が停止され、かつ当行が本優先出資証券への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される（停止された配当は累積しない）。 ①「損失吸収事由[注1]」が発生した場合 ②当行優先株[注2]への配当が停止された場合 ③当行の配当可能利益が、当行優先株[注2]及びSBTC-LLCが発行した優先出資証券への年間配当予定額の合計額以下となる場合 ④当行普通株への配当が停止され、かつ当行が本優先出資証券[注3]への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される（停止された配当は累積しない）。 ①当行優先株[注2]について当行直近営業年度にかかる配当が一切支払われなかった場合 ②当行自己資本比率が規制上必要な比率を下回った場合（但し、下記の強制配当事由の不存在を条件とする） ③当行が発行会社に対し配当不払いの通知をした場合（但し、下記の強制配当事由の不存在を条件とする） ④当行が支払不能若しくは債務超過である旨の通知を当行が発行会社に行なった場合
配当制限	規定なし	当行優先株[注2]への配当が減額された場合は本優先出資証券[注3]への配当も同じ割合で減額される。	当行優先株[注2]への配当が減額された場合は本優先出資証券[注3]への配当も同じ割合で減額される。
配当可能利益制限	規定なし	本優先出資証券[注3]への配当額は、当行の配当可能利益／予想配当可能利益から、当行優先株[注2]及びSBTC-LLCが発行した優先出資証券への年間配当予定額を差し引いた、残余額の範囲内でなければならない[注4] [注5]。	本優先出資証券[注3]への配当金は、直近営業年度の当行配当可能利益額（当行優先株[注2]への配当があればその額を控除した額）の範囲内で支払われる[注6]。
強制配当	当行直近営業年度につき当行株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の6月における配当が全額なされる。	当行直近営業年度につき当行普通株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の6月における配当が全額なされる。但し、上記「配当停止条件」①ないし③、「配当制限」及び「配当可能利益制限」の制限に服する。	当行直近営業年度の当行普通株式の中間又は期末配当が支払われた場合には同営業年度末以降連続する2配当支払日（同年度末を含む暦年の7月及び翌暦年の1月）における配当が全額なされる。但し、上記の「配当停止条件」④及び「配当可能利益制限」の制限に服する。
残余財産分配請求権	当行優先株[注2]と同格	当行優先株[注2]と同格	当行優先株[注2]と同格

(注) 1. 損失吸収事由

当行につき、①自己資本比率／Tier1 比率の最低水準未達、②債務不履行、③債務超過、または④「管理変更事由」（ⓐ清算事由〈清算、破産または清算的会社更生〉の発生、ⓑ会社更生、会社整理等の手続開始、ⓒ監督当局が、当行が支払不能または債務超過の状態にあること、または当行を公的管理に置くことを公表）が発生すること。ただし①の場合は、配当を停止するかどうかは当行の任意。

2. 当行優先株

自己資本比率規制上の基本的項目と認められる優先株。今後発行される優先株を含む。

3. 本優先出資証券

当該発行体が今後新たに優先出資証券を発行した場合は、当該新発優先出資証券を含む。

4. SBES の配当可能利益制限における予想配当可能利益の勘案

当該現会計年度における本優先出資証券への年間配当予定額が、前会計年度末の当行の配当可能利益を基に計算した残余額の範囲内であっても、翌会計年度における本優先出資証券への年間配当予定額が、当該現会計年度末の当行の予想配当可能利益を基に計算した残余額を超える見込みである場合には、当該現会計年度における本優先出資証券への配当は、現会計年度末の予想配当可能利益を基に計算した残余額の範囲内で支払われる。

5. SBES 以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SBES 以外の当行連結子会社が、本優先出資証券と実質的に同条件の優先出資証券（「案分配当証券」）を発行している場合は、本優先出資証券への年間配当額は、案分配当証券がなければその限度額となる「残余額」に、本優先出資証券への年間配当予定額を分子、本優先出資証券への年間配当予定額と案分配当証券への年間配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

6. SPCL 以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SPCL 以外の当行連結子会社が、配当受領権において当行優先株と同格の証券を発行している場合は、本優先出資証券への配当額は、直近営業年度の当行配当可能利益額（当行優先株への配当があればその額を控除した額）に、本優先出資証券への配当予定額を分子、本優先出資証券への配当予定額と当該連結子会社が発行する証券への配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

資本の状況

■ 資本金及び発行済株式総数

（単位　株、百万円）

年月日	発行済株式総数		資本金		資本準備金		摘　要
	増減数	残　高	増減額	残　高	増減額	残　高	
平成14年12月2日	—	6,676,424.39	—	1,000,000	—	1,496,547	
平成15年2月3日	86,576.53	6,763,000.92	—	1,000,000	3,069	1,499,616	日本総研ホールディングズとの合併による普通株式の増加（合併比率　1：0.021）
平成15年2月8日	50,100	6,813,100.92	75,150	1,075,150	75,150	1,574,766	有償第三者割当 第1-12回第四種優先株式 発行価格　　3,000千円 資本組入額　1,500千円
平成15年3月12日	115,000	6,928,100.92	172,500	1,247,650	172,500	1,747,266	有償第三者割当 第13回第四種優先株式 発行価格　　3,000千円 資本組入額　1,500千円
平成15年4月1日〜 平成16年3月31日	8.61	6,928,109.53	—	1,247,650	—	1,747,266	第13回第四種優先株式の普通株式への転換による当該優先株式1株の減少、普通株式9.61株の増加
平成15年8月8日	—	6,928,109.53	—	1,247,650	△499,503	1,247,762	商法第289条第2項の規定に基づき、資本準備金を減少し、その他資本剰余金に振り替え

（注）平成16年4月1日から平成16年5月31日までの間に、第13回第四種優先株式の普通株式への転換により、当該優先株式66株が減少し、普通株式634.60株が増加いたしました。

■ 株式の総数等

発行済株式の内容（平成16年3月31日現在）

普通株式	5,796,010.53株
第一種優先株式	67,000株
第二種優先株式	100,000株
第三種優先株式	800,000株
第1回第四種優先株式	4,175株
第2回第四種優先株式	4,175株
第3回第四種優先株式	4,175株
第4回第四種優先株式	4,175株
第5回第四種優先株式	4,175株
第6回第四種優先株式	4,175株
第7回第四種優先株式	4,175株
第8回第四種優先株式	4,175株
第9回第四種優先株式	4,175株
第10回第四種優先株式	4,175株
第11回第四種優先株式	4,175株
第12回第四種優先株式	4,175株
第13回第四種優先株式	114,999株
計	6,928,109.53株

上場証券取引所名　東京証券取引所（市場第一部）　　　大阪証券取引所（市場第一部）
　　　　　　　　　名古屋証券取引所（市場第一部）

■ 所有者別状況

①普通株式

区分	株主数	所有株式数	割　合
政府及び地方公共団体	8人	4,939株	0.08%
金融機関	366	1,964,152	34.07
証券会社	72	45,925	0.80
その他の法人	7,606	1,753,090	30.41
外国法人等（うち個人）	849 (47)	1,339,093 (206)	23.22 (0.00)
個人その他	146,829	658,399	11.42
計	155,730	5,765,598	100.00
端株の状況	—	30,412.53	—

（注）1. 自己株式2,069.63株は「個人その他」に2,069株、「端株の状況」に0.63株含まれております。
　　　2. 「その他の法人」及び「端株の状況」欄には、証券保管振替機構名義の株式が、それぞれ940株及び0.80株含まれております。

②第一種優先株式

区分	株主数	所有株式数	割 合
金融機関	1人	67,000株	100.00%
計	1	67,000	100.00

③第二種優先株式

区分	株主数	所有株式数	割 合
金融機関	1人	100,000株	100.00%
計	1	100,000	100.00

④第三種優先株式

区分	株主数	所有株式数	割 合
金融機関	1人	800,000株	100.00%
計	1	800,000	100.00

⑤第1回第四種優先株式

区分	株主数	所有株式数	割 合
外国法人等	1人	4,175株	100.00%
計	1	4,175	100.00

⑥第2回第四種優先株式

区分	株主数	所有株式数	割 合
外国法人等	1人	4,175株	100.00%
計	1	4,175	100.00

⑦第3回第四種優先株式

区分	株主数	所有株式数	割 合
外国法人等	1人	4,175株	100.00%
計	1	4,175	100.00

⑧第4回第四種優先株式

区分	株主数	所有株式数	割 合
外国法人等	1人	4,175株	100.00%
計	1	4,175	100.00

⑨第5回第四種優先株式

区分	株主数	所有株式数	割 合
外国法人等	1人	4,175株	100.00%
計	1	4,175	100.00

⑩第6回第四種優先株式

区分	株主数	所有株式数	割 合
外国法人等	1人	4,175株	100.00%
計	1	4,175	100.00

⑪第7回第四種優先株式

区分	株主数	所有株式数	割 合
外国法人等	1人	4,175株	100.00%
計	1	4,175	100.00

⑫第8回第四種優先株式

区分	株主数	所有株式数	割 合
外国法人等	1人	4,175株	100.00%
計	1	4,175	100.00

⑬第9回第四種優先株式

区分	株主数	所有株式数	割 合
外国法人等	1人	4,175株	100.00%
計	1	4,175	100.00

⑭第10回第四種優先株式

区分	株主数	所有株式数	割 合
外国法人等	1人	4,175株	100.00%
計	1	4,175	100.00

⑮第11回第四種優先株式

区分	株主数	所有株式数	割 合
外国法人等	1人	4,175株	100.00%
計	1	4,175	100.00

⑯第12回第四種優先株式

区分	株主数	所有株式数	割 合
外国法人等	1人	4,175株	100.00%
計	1	4,175	100.00

⑰第13回第四種優先株式

区分	株主数	所有株式数	割 合
外国法人等	1人	114,999株	100.00%
計	1	114,999	100.00

■大株主

① 普通株式

株主名	所有株式数	持株比率
日本トラスティ・サービス信託銀行株式会社（信託口）	435,553株	7.51%
日本マスタートラスト信託銀行株式会社（信託口）	354,653	6.11
日本生命保険相互会社	156,063	2.69
住友生命保険相互会社	130,656	2.25
松下電器産業株式会社	103,570	1.78
ステート ストリート バンク アンド トラスト カンパニー（常任代理人　株式会社みずほコーポレート銀行　兜町証券決済業務室）	99,607	1.71
ザ チェース マンハッタン バンク エヌエイ ロンドン（常任代理人　株式会社みずほコーポレート銀行　兜町証券決済業務室）	86,961	1.50
ヒーローアンドカンパニー（常任代理人　株式会社三井住友銀行国際投資サービス部）	59,941	1.03
日本トラスティ・サービス信託銀行株式会社（住友信託銀行再信託分・住友生命保険相互会社退職給付信託口）	58,000	1.00
ザ チェース マンハッタン バンク 385036（常任代理人　株式会社みずほコーポレート銀行　兜町証券決済業務室）	54,335	0.93
トヨタ自動車株式会社	53,753	0.92
住友信託銀行株式会社（信託Ｂ口）	45,628	0.78
株式会社クボタ	39,499	0.68

株主名	所有株式数	持株比率
ザ バンク オブ ニューヨーク トリーティー ジャスデック アカウント	39,166株	0.67%
武田薬品工業株式会社	39,074	0.67
三菱信託銀行株式会社（信託口）	38,710	0.66
三井住友海上火災保険株式会社	37,407	0.64
三井住友フィナンシャルグループ従業員持株会	36,942	0.63
資産管理サービス信託銀行株式会社（信託Ｂ口）	36,895	0.63
ザ チェース マンハッタン バンク エヌエイ ロンドン エス エル オムニバス アカウント	34,527	0.59
野村信託銀行株式会社（投信口）	33,766	0.58
UFJ信託銀行株式会社（信託勘定Ａ口）	33,465	0.57
三洋電機株式会社	32,063	0.55
日本トラスティ・サービス信託銀行株式会社（三井アセット信託銀行再信託分・株式会社東芝退職給付信託口）	31,463	0.54
ドイッチェバンク アーゲー フランクフルト	31,324	0.54
資産管理サービス信託銀行株式会社（信託Ａ口）	30,846	0.53
指定単　受託者三井アセット信託銀行株式会社１口	30,575	0.52
株式会社近藤紡績所	29,556	0.50
東京電力株式会社	28,313	0.48
関西電力株式会社	28,026	0.48

② 第一種優先株式

株主名	所有株式数	持株比率
株式会社整理回収機構	67,000株	100.00%

③ 第二種優先株式

株主名	所有株式数	持株比率
株式会社整理回収機構	100,000株	100.00%

④ 第三種優先株式

株主名	所有株式数	持株比率
株式会社整理回収機構	800,000株	100.00%

⑤ 第1回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム ホールディングコーポレーション（常任代理人 ゴールドマン・サックス証券会社 東京支店）	4,175株	100.00%

⑥ 第2回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム ホールディングコーポレーション（常任代理人 ゴールドマン・サックス証券会社 東京支店）	4,175株	100.00%

⑦ 第3回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム ホールディングコーポレーション（常任代理人 ゴールドマン・サックス証券会社 東京支店）	4,175株	100.00%

⑧ 第4回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム ホールディングコーポレーション（常任代理人 ゴールドマン・サックス証券会社 東京支店）	4,175株	100.00%

⑨ 第5回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム ホールディングコーポレーション（常任代理人 ゴールドマン・サックス証券会社 東京支店）	4,175株	100.00%

⑩ 第6回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム ホールディングコーポレーション（常任代理人 ゴールドマン・サックス証券会社 東京支店）	4,175株	100.00%

⑪ 第7回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム ホールディングコーポレーション（常任代理人 ゴールドマン・サックス証券会社 東京支店）	4,175株	100.00%

三井住友フィナンシャルグループ　資本の状況

⑫第8回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム ホールディングコーポレーション(常任代理人 ゴールドマン·サックス証券会社 東京支店)	4,175株	100.00%

⑬第9回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム ホールディングコーポレーション(常任代理人 ゴールドマン·サックス証券会社 東京支店)	4,175株	100.00%

⑭第10回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム ホールディングコーポレーション(常任代理人 ゴールドマン·サックス証券会社 東京支店)	4,175株	100.00%

⑮第11回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム ホールディングコーポレーション(常任代理人 ゴールドマン·サックス証券会社 東京支店)	4,175株	100.00%

⑯第12回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム ホールディングコーポレーション(常任代理人 ゴールドマン·サックス証券会社 東京支店)	4,175株	100.00%

⑰第13回第四種優先株式

株主名	所有株式数	持株比率
ジェイピーモルガン·チェース·バンク·ロンドン(エスエムエフジー·ファイナンス(ケイマン)リミテッド代理人)(常任代理人 株式会社三井住友銀行 事務管理部)	114,999株	100.00%

(注) 1. フィデリティ投信株式会社から平成15年10月14日付で大量保有報告書の提出があり、平成15年9月30日現在で以下の普通株式を所有している旨の報告を受けましたが、当社として当事業年度末日における実質所有株式数の確認ができないので、上記大株主の状況には含めておりません。
なお、その大量保有報告書の内容は次のとおりであります。

株主名	所有株式数	持株比率
フィデリティ投信株式会社	298,948株	5.16%

2. 第1-12回第四種優先株式は、平成15年9月11日におけるザ·ゴールドマン·サックス·グループ·インクからジーエスエスエムホールディングコーポレーション(ザ·ゴールドマン·サックス·グループ·インクの完全子会社)への株式売買により前事業年度末では株主であったザ·ゴールドマン·サックス·グループ·インクは株主ではなくなり、ジーエスエスエム ホールディングコーポレーションが新たに株主になりました。

三井住友フィナンシャルグループ ■ 資本の状況

■新株予約権等の状況（ストックオプション制度の内容）

株式会社三井住友銀行が、平成14年6月27日開催の第1期定時株主総会の特別決議に基づいて商法第280条ノ20及び同法第280条ノ21の規定に基づく新株予約権1,620個を発行しておりましたが、平成14年8月29日開催の取締役会において、同行の新株予約権者の利益を従来どおり確保する観点から、株式会社三井住友フィナンシャルグループが株式移転に際し、同行の発行した新株予約権1,620個に係る義務を次のとおり承継することを決定いたしました。また、上記新株予約権1,620個に係る義務を当社が承継することについて、同行の平成14年9月26日開催の第1回第一種優先株式、第2回第一種優先株式及び第五種優先株式に係る種類株主総会並びに平成14年9月27日開催の臨時株主総会（普通株式に係る種類株主総会を兼ねる。）において、承認可決されました。
なお、当社が承継した新株予約権の内容は次のとおりであります。

	平成16年3月31日現在
新株予約権の数	1,620個
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	1,620株
新株予約権の行使時の払込金額	1株当たり　673,000円
新株予約権の行使期間	平成16年6月28日から平成24年6月27日まで
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　　673,000円 資本組入額　337,000円
新株予約権の行使の条件	①新株予約権者は、権利行使時において当社または株式会社三井住友銀行の役職員の地位にあることを要す。ただし、任期満了による退任、定年退職その他当社取締役会が正当な理由があると認めた場合は、当社または株式会社三井住友銀行の役職員の地位を失った後も5年間に限り新株予約権を行使できる。 ②新株予約権者が死亡した場合には、その相続人が新株予約権を行使できる。
新株予約権の譲渡に関する事項	新株予約権の譲渡については、取締役会の承認を要する。

（注）1. 新株予約権1個当たりの目的たる株式の数は1株であります。

　　　2. 払込金額は、新株予約権発行後に当社が時価を下回る払込金額で新株式を発行する場合（新株予約権の行使による場合を除く）は、次の算式により調整される。ただし、調整により生じる1円未満の端数は切り上げる。

$$調整後払込金額＝調整前払込金額×\frac{既発行株式数＋\dfrac{新発行株式数×1株当たり払込金額}{1株当たり時価}}{既発行株式数＋新発行株式数}$$

　　　また、払込金額は、株式の分割または併合の際にも適宜調整される。

■最近2年間の事業年度別最高・最低株価

（金額単位　円）

区分	平成14年度	平成15年度
最高株価	452,000	780,000
最低株価	206,000	162,000

（注）1. 上記は普通株式の株価であり、東京証券取引所市場第一部におけるものであります。
　　　2. 第一種優先株式、第二種優先株式、第三種優先株式、第1-12回第四種優先株式、第13回第四種優先株式は、証券取引所に上場されておりません。また、店頭売買有価証券として日本証券業協会に登録されておりません。

■最近6カ月間の月別最高・最低株価

（金額単位　円）

区分	平成15年10月	平成15年11月	平成15年12月	平成16年1月	平成16年2月	平成16年3月
最高株価	676,000	576,000	573,000	592,000	608,000	780,000
最低株価	453,000	439,000	473,000	533,000	516,000	616,000

（注）1. 上記は普通株式の株価であり、東京証券取引所市場第一部におけるものであります。
　　　2. 第一種優先株式、第二種優先株式、第三種優先株式、第1-12回第四種優先株式、第13回第四種優先株式は、証券取引所に上場されておりません。また、店頭売買有価証券として日本証券業協会に登録されておりません。

三井住友フィナンシャルグループ　資本の状況

連結財務諸表

当行の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表については、証券取引法第193条の2の規定に基づき、平成14年度については朝日監査法人の監査証明を、平成15年度についてはあずさ監査法人の監査証明を受けております。朝日監査法人は、平成16年1月1日付で朝日監査法人を存続法人としてあずさ監査法人と合併し、法人名称を「あずさ監査法人」に変更しております。
以下の連結貸借対照表、連結損益計算書、連結剰余金計算書及び連結キャッシュ・フロー計算書は、上記の連結財務諸表に基づいて作成しております。

連結貸借対照表

(金額単位 百万円)

科目	平成14年度末 平成15年3月31日現在	平成15年度末 平成16年3月31日現在
(資産の部)		
現金預け金	3,437,244	5,322,873 ※8
コールローン及び買入手形	187,563	360,509
買現先勘定	109,710	152,070
債券貸借取引支払保証金	1,981,243	1,009,328
買入金銭債権	363,981	481,547
特定取引資産	4,495,396	3,306,780 ※8
金銭の信託	24,629	3,749
有価証券	23,958,521	26,863,501 ※1, 2, 8
貸出金	61,219,617	55,428,967 ※3, 4, 5, 6, 7, 8, 9
外国為替	749,974	743,957 ※7
その他資産	2,157,885	1,892,274 ※8, 10
動産不動産	920,076	896,614 ※8, 11, 12
リース資産	26,130	24,835 ※12
繰延税金資産	1,885,307	1,646,920
再評価に係る繰延税金資産	724	706 ※11
支払承諾見返	3,078,461	3,084,542
貸倒引当金	△ 2,201,830	△ 1,375,921
資産の部合計	**102,394,637**	**99,843,258**

科目	平成14年度末 平成15年3月31日現在	平成15年度末 平成16年3月31日現在
（負債の部）		
預金	62,996,004	65,394,076 ※8
譲渡性預金	4,889,017	3,587,464
コールマネー及び売渡手形	8,953,084	6,292,495 ※8
売現先勘定	4,144,735	1,098,449 ※8
債券貸借取引受入担保金	4,807,245	5,946,346 ※8
コマーシャル・ペーパー	50,500	3,000
特定取引負債	2,851,391	1,873,245 ※8
借用金	1,427,000	1,223,881 ※8, 13
外国為替	397,666	572,755
社債	3,441,137	3,863,343 ※14
信託勘定借	5,953	36,032
その他負債	1,952,000	2,991,734 ※8
賞与引当金	16,111	16,152
退職給付引当金	92,802	30,918
債権売却損失引当金	20,665	—
日本国際博覧会出展引当金	—	116
特別法上の引当金	649	862
繰延税金負債	43,726	39,797
再評価に係る繰延税金負債	58,788	56,391 ※11
支払承諾	3,078,461	3,084,542 ※8
負債の部合計	**99,226,942**	**96,111,607**
少数株主持分	**1,025,150**	**1,009,489**
（資本の部）		
資本金	559,985	559,985 ※15
資本剰余金	1,298,511	1,298,511
利益剰余金	258,690	519,354
土地再評価差額金	101,336	96,393 ※11
その他有価証券評価差額金	△21,559	319,780
為替換算調整勘定	△54,419	△71,861
資本の部合計	**2,142,544**	**2,722,161**
負債、少数株主持分及び資本の部合計	**102,394,637**	**99,843,258**

（注）記載金額は、百万円未満を切り捨てて表示しております。

連結損益計算書

（金額単位　百万円）

科目	平成14年度 自 平成14年4月 1 日 至 平成15年3月31日	平成15年度 自 平成15年4月 1 日 至 平成16年3月31日
経常収益	**3,549,937**	**2,717,005**
資金運用収益	1,817,526	1,560,705
貸出金利息	1,262,140	1,134,996
有価証券利息配当金	268,840	256,601
コールローン利息及び買入手形利息	4,179	4,040
買現先利息	1,352	2,542
債券貸借取引受入利息	225	104
預け金利息	34,759	12,679
その他の受入利息	246,028	149,740
信託報酬	7	334
役務取引等収益	424,235	422,066
特定取引収益	206,496	305,011
その他業務収益	947,036	231,017
リース料収入	392,486	12,309
割賦売上高	178,671	2,741
その他の業務収益	375,878	215,966
その他経常収益	154,634	197,871 ※1
経常費用	**4,017,446**	**2,434,845**
資金調達費用	417,405	295,075
預金利息	152,364	104,741
譲渡性預金利息	7,578	3,545
コールマネー利息及び売渡手形利息	3,724	2,598
売現先利息	18,185	4,212
債券貸借取引支払利息	28,830	48,622
コマーシャル・ペーパー利息	380	4
借用金利息	52,380	31,084
社債利息	76,202	74,855
新株予約権付社債利息	16	—
その他の支払利息	77,741	25,410
役務取引等費用	74,257	91,455
特定取引費用	725	916
その他業務費用	721,193	223,464
賃貸原価	344,676	6,608
割賦原価	161,889	2,458
その他の業務費用	214,627	214,398
営業経費	888,421	776,106 ※2
その他経常費用	1,915,443	1,047,827
貸倒引当金繰入額	655,488	—
その他の経常費用	1,259,954	1,047,827 ※3
経常利益（△は経常損失）	**△ 467,509**	**282,159**
特別利益	**11,906**	**126,496**
動産不動産処分益	5,578	1,559
償却債権取立益	1,833	875
証券取引責任準備金取崩額	80	—
その他の特別利益	4,413	124,060 ※4
特別損失	**87,067**	**52,351**
動産不動産処分損	38,877	30,631
証券取引責任準備金繰入額	—	212
その他の特別損失	48,190	21,507 ※5
税金等調整前当期純利益（△は税金等調整前当期純損失）	**△ 542,670**	**356,304**
法人税、住民税及び事業税	**65,912**	**13,970**
法人税等調整額	**△ 216,233**	**293**
少数株主利益	**37,037**	**40,376**
当期純利益（△は当期純損失）	**△ 429,387**	**301,664**

（注）記載金額は、百万円未満を切り捨てて表示しております。

連結剰余金計算書

（金額単位　百万円）

科目	平成14年度 自 平成14年4月 1 日 至 平成15年3月31日	平成15年度 自 平成15年4月 1 日 至 平成16年3月31日
（資本剰余金の部）		
資本剰余金期首残高	**1,684,373**	**1,298,511**
資本準備金期首残高	1,326,758	―
その他資本剰余金期首残高	357,614	―
資本剰余金増加高	**445,127**	**―**
増資による新株の発行	284,907	―
株式交換に伴う増加高	160,220	―
資本剰余金減少高	**830,990**	**―**
合併に伴う減少高	826,653	―
自己株式処分差損	4,336	―
資本剰余金期末残高	**1,298,511**	**1,298,511**
（利益剰余金の部）		
利益剰余金期首残高	**117,743**	**258,690**
利益剰余金増加高	**731,649**	**306,146**
当期純利益	―	301,664
合併に伴う増加高	658,440	―
連結子会社の合併に伴う増加高	3	―
連結子会社の減少に伴う増加高	30,060	―
持分法適用会社の増加に伴う増加高	5,248	―
持分法適用会社の減少に伴う増加高	20,771	53
土地再評価差額金の取崩に伴う増加高	17,125	4,428
利益剰余金減少高	**590,702**	**45,483**
当期純損失	429,387	―
配当金	161,312	43,454
連結子会社の合併に伴う減少高	―	2,028
連結子会社の減少に伴う減少高	2	―
利益剰余金期末残高	**258,690**	**519,354**

（注）記載金額は、百万円未満を切り捨てて表示しております。

三井住友銀行

連結財務諸表

連結キャッシュ・フロー計算書

（金額単位　百万円）

区分	平成14年度 自 平成14年4月 1 日 至 平成15年3月31日	平成15年度 自 平成15年4月 1 日 至 平成16年3月31日
I　営業活動によるキャッシュ・フロー		
税金等調整前当期純利益（△は税金等調整前当期純損失）	△542,670	356,304
動産不動産等減価償却費	89,412	64,539
リース資産減価償却費	312,562	7,496
連結調整勘定償却額	10,399	△10,215
持分法による投資損益（△）	△1,703	△231
貸倒引当金の増加額	82,688	△829,769
債権売却損失引当金の増加額	△65,706	△20,665
賞与引当金の増加額	△224	116
退職給付引当金の増加額	△47,563	△42,829
日本国際博覧会出展引当金の増加額	—	116
資金運用収益	△1,817,526	△1,560,705
資金調達費用	417,405	295,075
有価証券関係損益（△）	453,229	△70,282
金銭の信託の運用損益（△）	4,003	△121
為替差損益（△）	170,155	406,335
動産不動産処分損益（△）	33,298	29,072
リース資産処分損益（△）	1,505	299
特定取引資産の純増（△）減	△1,253,569	1,131,864
特定取引負債の純増減（△）	569,881	△929,787
貸出金の純増（△）減	2,215,660	6,288,742
預金の純増減（△）	△1,986,230	1,825,558
譲渡性預金の純増減（△）	△1,780,894	△1,306,888
借用金（劣後特約付借入金を除く）の純増減（△）	△261,965	△95,669
有利息預け金の純増（△）減	2,947,784	△1,297,907
コールローン等の純増（△）減	1,280,173	△319,216
債券貸借取引支払保証金の純増（△）減	1,039,276	971,914
コールマネー等の純増減（△）	902,660	△5,704,903
コマーシャル・ペーパーの純増減（△）	△979,700	△47,500
債券貸借取引受入担保金の純増減（△）	1,632,445	1,139,101
外国為替（資産）の純増（△）減	42,144	5,016
外国為替（負債）の純増減（△）	99,013	175,444
普通社債の発行・償還による純増減（△）	457,319	155,510
信託勘定借の純増減（△）	5,953	30,078
資金運用による収入	1,957,564	1,606,598
資金調達による支出	△464,800	△320,724
取引約定未払金の純増減（△）	—	1,188,672
その他	67,366	138,669
小計	5,589,349	3,259,107
法人税等の支払額	△99,188	△31,749
**　営業活動によるキャッシュ・フロー**	**5,490,161**	**3,227,358**

（次ページに続く）

（連結キャッシュ・フロー計算書続き）　　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　百万円）

区分	平成14年度 自 平成14年4月 1 日 至 平成15年3月31日	平成15年度 自 平成15年4月 1 日 至 平成16年3月31日
Ⅱ　投資活動によるキャッシュ・フロー		
有価証券の取得による支出	△ 49,937,936	△ 47,305,006
有価証券の売却による収入	37,713,543	30,680,917
有価証券の償還による収入	7,907,363	13,965,385
金銭の信託の増加による支出	△ 14,622	△ 21,225
金銭の信託の減少による収入	23,624	42,259
動産不動産の取得による支出	△ 69,883	△ 65,474
動産不動産の売却による収入	73,677	19,901
リース資産の取得による支出	△ 336,512	△ 9,107
リース資産の売却による収入	33,900	1,990
連結範囲の変更を伴う子会社株式の取得による支出	△ 15,444	△ 8,978 ※2
連結範囲の変更を伴う子会社株式の売却による収入	53	—
投資活動によるキャッシュ・フロー	△ 4,622,236	△ 2,699,338
Ⅲ　財務活動によるキャッシュ・フロー		
劣後特約付借入による収入	165,000	89,500
劣後特約付借入金の返済による支出	△ 286,500	△ 195,000
劣後特約付社債・新株予約権付社債の発行による収入	223,950	436,453
劣後特約付社債・新株予約権付社債の償還による支出	△ 565,522	△ 150,713
株式等の発行による収入	570,269	—
配当金支払額	△ 161,312	△ 43,507
少数株主からの払込みによる収入	220	25
少数株主への配当金支払額	△ 39,621	△ 33,279
自己株式の取得による支出	△ 7,524	—
自己株式の売却による収入	8,479	—
財務活動によるキャッシュ・フロー	△ 92,561	103,479
Ⅳ　現金及び現金同等物に係る換算差額	△ 2,629	△ 2,412
Ⅴ　現金及び現金同等物の増加額	772,734	629,087
Ⅵ　現金及び現金同等物の期首残高	2,128,742	2,895,968
Ⅶ　連結子会社の合併に伴う現金及び現金同等物の増加額	0	—
Ⅷ　連結除外に伴う現金及び現金同等物の減少額	△ 5,509	—
Ⅸ　現金及び現金同等物の期末残高	2,895,968	3,525,056 ※1

（注）記載金額は、百万円未満を切り捨てて表示しております。

三井住友銀行　連結財務諸表

1. 連結の範囲に関する事項

（1）連結子会社　114社

　　主要な会社名
　　　株式会社みなと銀行
　　　株式会社関西アーバン銀行
　　　Sumitomo Mitsui Banking Corporation Europe Limited
　　　Manufacturers Bank
　　　SMBCキャピタル株式会社
　　　SMBCファイナンスサービス株式会社
　　　SMBCフレンド証券株式会社
　　　SMBC Capital Markets, Inc.
　　なお、フレスコカード株式会社他7社は株式取得等により、当連結会計年度より連結子会社としております。
　　また、旧株式会社関西さわやか銀行は株式取得により当連結会計年度に連結子会社とし、旧株式会社関西銀行（株式会社関西アーバン銀行に商号変更）との合併により、当連結会計年度に連結子会社から除外しております。
　　さくらフレンド証券株式会社他3社は合併により、Sakura Global Capital Asia Limited他3社は清算により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。

（2）非連結子会社
　　主要な会社名
　　　SBCS Co., Ltd.
　　非連結子会社の総資産、経常収益、当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

2. 持分法の適用に関する事項

（1）持分法適用の非連結子会社　4社
　　主要な会社名
　　　SBCS Co., Ltd.
（2）持分法適用の関連会社　11社
　　主要な会社名
　　　三井住友アセットマネジメント株式会社
　　　株式会社クオーク
　　ディーエルジェイディレクト・エスエフジー証券株式会社は株式売却により関連会社でなくなったため、当連結会計年度より持分法適用の関連会社から除外しております。
（3）持分法非適用の非連結子会社
　　主要な会社名
　　　エスアイエス・テクノサービス株式会社
（4）持分法非適用の関連会社
　　主要な会社名
　　　Sumitomo Mitsui Asset Management (New York) Inc.
　　持分法非適用の非連結子会社、関連会社の当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

3. 連結子会社の事業年度等に関する事項

（1）連結子会社の決算日は次のとおりであります。
　　　9月末日　　5社
　　　10月末日　　1社
　　　12月末日　　47社
　　　1月末日　　1社
　　　3月末日　　60社
　　当連結会計年度より、国内連結子会社1社において決算日を従来の12月末日から3月末日へ変更しているため、連結財務諸表上、同社の損益は平成15年1月1日から平成16年3月31日までの15カ月となっております。なお、当該変更による連結財務諸表への影響は軽微であります。
（2）9月末日を決算日とする連結子会社は3月末日現在、10月末日を決算日とする連結子会社については、1月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの決算日の財務諸表により連結しております。
　　連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。

4. 会計処理基準に関する事項

（1）特定取引資産・負債の評価基準及び収益・費用の計上基準
　　金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。
　　特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。
　　また、特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。
　　当行の特定取引目的の通貨スワップ取引に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上しておりましたが、当連結会計年度より、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づき総額で「特定取引資産」及び「特定取引負債」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「その他負債」が61,077百万円減少し、「特定取引資産」及び「特定取引負債」がそれぞれ19,741百万円及び80,818百万円増加しております。
　　なお、上記に係るセグメント情報に与える影響は（セグメント情報）に記載しております。
（2）有価証券の評価基準及び評価方法
　　①有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前1カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。
　　　なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。
　　②金銭の信託において信託財産を構成している有価証券の評価は上記（1）及び（2）①と同じ方法により行っております。

(3) デリバティブ取引の評価基準及び評価方法
　　デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。
　　なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。

(4) 減価償却の方法
　　①動産不動産及びリース資産
　　　当行の動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用しております。なお、主な耐用年数は次のとおりであります。
　　　　建物　　　7年～50年
　　　　動産　　　2年～20年
　　　連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。
　　②ソフトウェア
　　　自社利用のソフトウェアについては、当行及び国内連結子会社における利用可能期間（主として5年）に基づく定額法により償却しております。

(5) 貸倒引当金の計上基準
　　当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。
　　破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、以下のなお書きに記載されている直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。
　　なお、当行においては、今後の管理に注意を要する債務者に対する債権のうち、当該債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（DCF法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利率で割引いた金額と債権の帳簿価額との差額を計上しております。
　　上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。
　　すべての債権は、資産の自己査定基準に基づき、営業関連店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。
　　その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。
　　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,190,953百万円であります。

(6) 賞与引当金の計上基準
　　賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。

(7) 退職給付引当金の計上基準
　　退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。
　　過去勤務債務：
　　　その発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により損益処理
　　数理計算上の差異：
　　　各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理
　　なお、会計基準変更時差異については、主として5年による按分額を費用処理しております。
　　当行は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成16年1月26日に厚生労働大臣から将来分支給義務免除の認可を受けております。これに伴い、当行は、「退職給付会計に関する実務指針（中間報告）」（日本公認会計士協会会計制度委員会報告第13号）第47−2項に定める経過措置を適用し、当該認可の日において代行部分に係る退職給付債務及び返還相当額の年金資産を消滅したものとみなして会計処理を行っております。
　　なお、本処理に伴う損益に与える影響額等については、（退職給付関係）に記載しております。

(8) 日本国際博覧会出展引当金の計上基準
　　2005年に愛知県において開催される「2005年日本国際博覧会」（愛知万博）への出展費用に関し、日本国際博覧会出展引当金を計上しております。
　　なお、この引当金は租税特別措置法第57条の2の準備金を含んでおります。

(9) 特別法上の引当金の計上基準
　　特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金843百万円であり、次のとおり計上しております。
　　①金融先物取引責任準備金
　　　金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。
　　②証券取引責任準備金
　　　国内連結子会社は、証券事故による損失に備えるため、証券取引法第51条に定めるところにより算出した額を計上しております。

(10) 外貨建資産・負債の換算基準
　　当行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。
　　当行及び国内銀行連結子会社の外貨建取引等の会計処理のうち、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引については、前連結会計年度は業種別監査委員会報告第25号等による経過措置を適用しておりましたが、当連結会計年度より、同報告の本則規定に基づくヘッジ会計を適用しております。
　　この変更に伴い、従来、期間損益計算していた当該為替スワップ取引を時価評価し、正味の債権及び債務を連結貸借対照表に計上したため、従来の方法によった場合に比べ、「その他資産」及び「その他負債」はそれぞれ1,035百万円増加しております。なお、この変更に伴う損益への影響はありません。

また、通貨スワップ取引及び先物外国為替取引等に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上しておりましたが、当連結会計年度より、業種別監査委員会報告第25号に基づき総額で「その他資産」及び「その他負債」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「その他資産」及び「その他負債」がそれぞれ450,929百万円増加しております。
なお、上記に係るセグメント情報に与える影響は（セグメント情報）に記載しております。
また、その他の連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。

(11) リース取引の処理方法
当行及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

(12) リース取引等に関する収益及び費用の計上基準
　①リース取引のリース料収入の計上方法
　　主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。
　②割賦販売取引の売上高及び売上原価の計上方法
　　主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

(13) 重要なヘッジ会計の方法
　・金利リスク・ヘッジ
　当行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。
　前連結会計年度は、多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する「マクロヘッジ」について、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）による経過措置を適用しておりましたが、当連結会計年度からは、小口多数の金銭債権債務に対する包括ヘッジについて、同報告の本則規定を適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間毎にグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。
　会計処理については、金融資産・負債から生じる金利リスクのヘッジ会計の方法として従来繰延ヘッジを適用しておりましたが、当連結会計年度における債券相場環境の変化に対応して債券に対するヘッジ取引の規模が拡大したことを踏まえ、ヘッジ取引の効果をより適切に財務諸表に反映させることを目的として、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については時価ヘッジを適用しております。この変更に伴い、従来の方法によった場合と比べ、「その他資産」及び「その他有価証券評価差額金」がそれぞれ28,948百万円及び13,923百万円減少し、「繰延税金資産」が9,528百万円増加しております。
　なお、上記に係るセグメント情報に与える影響は（セグメント情報）に記載しております。
　また、従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、上記の変更に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、当連結会計年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当連結会計年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は320,513百万円、繰延ヘッジ利益の総額は293,837百万円であります。

　・為替変動リスク・ヘッジ
　当行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、業種別監査委員会報告第25号の本則規定に基づく繰延ヘッジを適用しております。
　これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。
　また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

　・連結会社間取引等
　デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。
　なお、その他の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。

(14) 消費税等の会計処理
当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

5. 連結子会社の資産及び負債の評価に関する事項
連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。

6. 連結調整勘定の償却に関する事項
発生年度に全額償却しております。

7. 利益処分項目等の取扱いに関する事項
連結剰余金計算書は、連結会計期間において確定した利益処分に基づいて作成しております。

8. 連結キャッシュ・フロー計算書における資金の範囲
連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

【表示方法の変更】
（連結損益計算書関係）
社債発行差金の償却額は、従来、「その他の支払利息」に含めて表示しておりましたが、「銀行法施行規則の一部を改正する内閣府令」（平成16年内閣府令第40号）により、銀行法施行規則別紙様式が改正されたことに伴い、当連結会計年度からは「社債利息」に含めて表示しております。

（連結貸借対照表関係）

※1. 有価証券には、非連結子会社及び関連会社の株式20,605百万円及び出資金1,161百万円を含んでおります。

※2. 無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に15,849百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に99百万円含まれております。

無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は1,022,170百万円、当連結会計年度末に当該処分をせずに所有しているものは165,047百万円であります。

※3. 貸出金のうち、破綻先債権額は96,101百万円、延滞債権額は1,710,575百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、7,522百万円であります。

なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。

また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

※4. 貸出金のうち、3カ月以上延滞債権額は51,019百万円であります。

なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

※5. 貸出金のうち、貸出条件緩和債権額は1,371,524百万円であります。

なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

※6. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は3,229,219百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、7,522百万円であります。

なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。

※7. 手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は1,023,057百万円であります。

※8. 担保に供している資産は次のとおりであります。

担保に供している資産

現金預け金	112,778百万円
特定取引資産	540,579百万円
有価証券	10,723,663百万円
貸出金	1,375,426百万円
その他資産（延払資産等）	1,056百万円
動産不動産	524百万円

担保資産に対応する債務

預金	15,276百万円
コールマネー及び売渡手形	5,175,669百万円
売現先勘定	1,055,508百万円
債券貸借取引受入担保金	5,700,206百万円
特定取引負債	203,599百万円
借用金	4,451百万円
その他負債	1,122百万円
支払承諾	141,835百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金42,537百万円、特定取引資産3,908百万円、有価証券6,799,796百万円及び貸出金55,000百万円を差し入れております。

また、動産不動産のうち保証金権利金は105,846百万円、その他資産のうち先物取引差入証拠金は8,130百万円であります。

※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、30,246,177百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが27,417,815百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

※10. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は659,048百万円、繰延ヘッジ利益の総額は563,049百万円であります。

※11. 当行は、土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

また、一部の連結子会社は、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」又は「再評価に係る繰延税金負債」としてそれぞれ資産の部又は負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

再評価を行った年月日

当行

平成10年3月31日及び平成14年3月31日

一部の連結子会社

平成11年3月31日、平成14年3月31日

三井住友銀行 連結財務諸表

同法律第3条第3項に定める再評価の方法

　当行

　　土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。

　一部の連結子会社

　　土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

同法律第10条に定める再評価を行った事業用土地の当連結会計年度末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より16,497百万円下回っております。

※12. 動産不動産の減価償却累計額は525,176百万円、リース資産の減価償却累計額は28,861百万円であります。

※13. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金770,003百万円が含まれております。

※14. 社債には、劣後特約付社債1,661,881百万円が含まれております。

※15. 当行の発行済株式の総数

普通株式	54,811千株
第一種優先株式	67千株
第二種優先株式	100千株
第三種優先株式	800千株

（連結損益計算書関係）

※1. その他経常収益には、株式等売却益160,105百万円を含んでおります。

※2. 営業経費には、研究開発費29百万円を含んでおります。

※3. その他の経常費用には、貸出金償却639,994百万円、延滞債権等を売却したことによる損失266,752百万円を含んでおります。

※4. その他の特別利益には、厚生年金基金の代行部分の将来支給義務免除に係る利益59,095百万円、東京都外形標準課税訴訟の訴訟上の和解成立による還付税金38,236百万円及び還付加算金2,127百万円並びに貸倒引当金戻入益24,111百万円を含んでおります。

※5. その他の特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額20,640百万円を含んでおります。

（連結キャッシュ・フロー計算書関係）

※1. 現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係

（金額単位　百万円）

	平成16年3月31日現在
現金預け金勘定	5,322,873
有利息預け金	△1,797,817
現金及び現金同等物	3,525,056

※2. **株式の取得により新たに連結子会社となった会社の資産及び負債の主な内訳**

株式の取得により新たに旧株式会社関西さわやか銀行他2社を連結したことに伴う連結開始時の資産及び負債の内訳並びに株式の取得のための支出（純額）との関係は次のとおりであります。

（金額単位　百万円）

資産	800,140
（うち貸出金	593,042）
負債	△724,780
（うち預金	△682,795）
少数株主持分	△23,450
連結調整勘定	△13,136
上記3社株式の取得価額	38,773
上記3社現金及び現金同等物	△29,794
差引：上記3社取得のための支出	8,978

（リース取引関係）

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

（1）借手側

・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額

（金額単位　百万円）

	動産	その他	合計
取得価額相当額	23,447	1,071	24,518
減価償却累計額相当額	14,071	645	14,716
年度末残高相当額	9,375	425	9,801

・未経過リース料年度末残高相当額

（金額単位　百万円）

1年内	1年超	合計
4,312	6,074	10,387

・支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	5,651百万円
減価償却費相当額	5,166百万円
支払利息相当額	419百万円

・減価償却費相当額の算定方法

　リース期間を耐用年数とし、残存価額を零とする定額法によっております。

・利息相当額の算定方法

　リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

（2）貸手側

・リース資産に含まれているリース物件の取得価額、減価償却累計額及び年度末残高

（金額単位　百万円）

	動産	その他	合計
取得価額	39,609	2,096	41,706
減価償却累計額	23,054	1,043	24,097
年度末残高	16,554	1,053	17,608

・未経過リース料年度末残高相当額

（金額単位　百万円）

1年内	1年超	合計
6,180	12,448	18,628

・受取リース料、減価償却費及び受取利息相当額

受取リース料	7,641百万円
減価償却費	6,385百万円
受取利息相当額	1,024百万円

・利息相当額の算定方法

　リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

三井住友銀行　連結財務諸表

2. オペレーティング・リース取引

（1）借手側
・未経過リース料

（金額単位 百万円）

1年内	1年超	合計
14,718	74,020	88,739

（2）貸手側
・未経過リース料

（金額単位 百万円）

1年内	1年超	合計
323	1,109	1,433

なお、上記1.、2.に記載した貸手側の未経過リース料のうち3,132百万円を借用金等の担保に提供しております。

（退職給付関係）

1. 採用している退職給付制度の概要

当行及び国内連結子会社は、確定給付型の制度として、厚生年金基金制度、適格退職年金制度及び退職一時金制度を設けており、一部の国内連結子会社は総合設立型の厚生年金基金制度を有しております。また、従業員の退職等に際して割増退職金を支払う場合があります。

なお、当行は、厚生年金基金の代行部分について、当連結会計年度中に厚生労働大臣から将来分支給義務免除の認可を受けております。また、一部の国内連結子会社において、平成16年5月1日に厚生労働大臣から過去分支給義務免除の認可を受けております。

なお、当行及び一部の国内連結子会社において退職給付信託を設定しております。

2. 退職給付債務に関する事項

（金額単位 百万円）

		平成16年3月31日現在
退職給付債務	（A）	△873,416
年金資産	（B）	702,569
未積立退職給付債務	（C）＝（A）＋（B）	△170,847
会計基準変更時差異の未処理額	（D）	17,168
未認識数理計算上の差異	（E）	212,714
未認識過去勤務債務	（F）	△77,559
連結貸借対照表計上額の純額	（G）＝（C）＋（D）＋（E）＋（F）	△18,524
前払年金費用	（H）	12,394
退職給付引当金	（G）－（H）	△30,918

（注）1. 当行は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成16年1月26日に厚生労働大臣から将来分支給義務免除の認可を受けております。これに伴い、当行は、「退職給付会計に関する実務指針（中間報告）」（日本公認会計士協会会計制度委員会報告第13号）第47－2項に定める経過措置を適用し、当該認可の日において代行部分に係る退職給付債務及び返還相当額の年金資産を消滅したものとみなして会計処理を行っております。

当連結会計年度末において測定された年金資産の返還相当額（最低責任準備金）は184,014百万円であります。

2. 一部の連結子会社は、退職給付債務の算定にあたり、簡便法を採用しております。

3. 総合設立型の厚生年金基金制度に係る年金資産（掛金拠出割合按分額）は24,754百万円であり、上記年金資産には含めておりません。

3. 退職給付費用に関する事項

（金額単位 百万円）

	平成15年度
勤務費用	24,350
利息費用	32,291
期待運用収益	△22,973
会計基準変更時差異の費用処理額	20,640
数理計算上の差異の費用処理額	35,446
過去勤務債務の費用処理額	△6,422
その他（臨時に支払った割増退職金等）	6,747
退職給付費用	90,079
厚生年金基金の代行部分返上益	△59,095
計	30,983

（注）簡便法を採用している連結子会社の退職給付費用は、主として「勤務費用」に含めて計上しております。

4. 退職給付債務等の計算の基礎に関する事項

	平成16年3月31日現在
（1）割引率	1.5％～2.5％
（2）期待運用収益率	0％～4.0％
（3）退職給付見込額の期間配分方法	期間定額基準
（4）過去勤務債務の額の処理年数	主として10年（その発生時の従業員の平均残存勤務期間内の一定の年数による定額法により損益処理することとしている）
（5）数理計算上の差異の処理年数	主として10年（各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数による定額法により按分した額を、それぞれ発生の翌連結会計年度から損益処理することとしている）
（6）会計基準変更時差異の処理年数	主として5年

（税効果会計関係）

1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

（金額単位 百万円）

繰延税金資産	
税務上の繰延欠損金	1,022,543
貸倒引当金	526,076
有価証券償却	348,619
貸出金償却	286,808
退職給付引当金	91,426
減価償却費	8,122
その他	87,687
繰延税金資産小計	2,371,284
評価性引当額	△437,924
繰延税金資産合計	1,933,359
繰延税金負債	
その他有価証券評価差額金	△222,213
レバレッジドリース	△50,522
退職給付信託設定益	△26,205
子会社の留保利益金	△11,818
その他	△15,477
繰延税金負債合計	△326,236
繰延税金資産の純額	1,607,122

2. 当行の法定実効税率と税効果会計適用後の法人税等の負担率との間の差
異の原因となった主な項目別の内訳

	(単位 %)
当行の法定実効税率	38.62
(調整)	
評価性引当額	△23.05
全国一律外形標準課税導入に伴う税率変更	△5.83
受取配当金益金不算入	△1.74
その他	△3.99
税効果会計適用後の法人税等の負担率	4.00

3. 法人税等の税率の変更による繰延税金資産及び繰延税金負債の修正額
「地方税法等の一部を改正する法律」(平成15年法律第9号)が平成
15年3月31日に公布されましたが、当連結会計年度において、一部
の地方自治体が外形標準事業税に超過税率の適用を決めたことに伴い、
繰延税金資産及び繰延税金負債の計算に使用する法定実効税率が変更さ
れ、「繰延税金資産」及び「繰延税金負債」はそれぞれ7,020百万円、0
百万円増加し、当連結会計年度に計上された「法人税等調整額」は
7,889百万円減少しております。また、「再評価に係る繰延税金資産」
及び「再評価に係る繰延税金負債」はそれぞれ3百万円、232百万円増
加、「土地再評価差額金」は230百万円減少し、「その他有価証券評価
差額金」は906百万円減少しております。なお、上記のうち、当行に
おいては、繰延税金資産及び繰延税金負債の計算に使用する法定実効税
率は、前連結会計年度の40.46%から40.63%となり、「繰延税金資
産」は6,654百万円増加し、当連結会計年度に計上された「法人税等調
整額」は7,560百万円減少しております。また、「再評価に係る繰延税
金負債」は232百万円増加し、「土地再評価差額金」は同額減少し、「そ
の他有価証券評価差額金」は905百万円減少しております。
なお、上記に係るセグメント情報に与える影響は(セグメント情報)に
記載しております。

(1株当たり情報)

	(金額単位 円)
1株当たり純資産額	25,928.02
1株当たり当期純利益	5,238.85
潜在株式調整後1株当たり当期純利益	5,231.31

(注)1. 前連結会計年度から「1株当たり当期純利益に関する会計基準」(企業会
計基準第2号)及び「1株当たり当期純利益に関する会計基準の適用指針」
(企業会計基準適用指針第4号)を適用しております。

2. 1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定
上の基礎は、次のとおりであります。

1株当たり当期純利益	
当期純利益	301,664百万円
普通株主に帰属しない金額	14,513百万円
(うち優先配当額)	14,513百万円
普通株式に係る当期純利益	287,151百万円
普通株式の期中平均株式数	54,811千株
潜在株式調整後1株当たり当期純利益	
当期純利益調整額	690百万円
(うち優先配当額)	703百万円
(うち連結子会社発行の	
新株予約権による希薄化)	△12百万円
普通株式増加数	211千株
(うち優先株式)	211千株
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含めなかった潜在株式の概要	第二種優先株式(発行済株式数100千株)第三種優先株式(発行済株式数800千株)

有価証券の範囲等

※1. 連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、コマーシャル・ペーパー及び短期社債、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めて記載しております。

※2. 子会社株式及び関連会社株式で時価のあるものについては、財務諸表における注記事項として記載しております。

（1）売買目的有価証券

（金額単位　百万円）

	平成16年3月末	
	連結貸借対照表計上額	当連結会計年度の損益に含まれた評価差額
売買目的有価証券	1,170,727	△1,707

（2）満期保有目的の債券で時価のあるもの

（金額単位　百万円）

	平成16年3月末				
	連結貸借対照表計上額	時価	差額	うち益	うち損
国債	509,458	500,930	△8,527	1,739	10,266
地方債	—	—	—	—	—
社債	—	—	—	—	—
その他	16,230	17,331	1,101	1,101	—
合計	525,688	518,262	△7,425	2,840	10,266

（注）1. 時価は、当連結会計年度末日における市場価格等に基づいております。
2. 「うち益」「うち損」はそれぞれ「差額」の内訳であります。

（3）その他有価証券で時価のあるもの

（金額単位　百万円）

	平成16年3月末				
	取得原価	連結貸借対照表計上額	評価差額	うち益	うち損
株式	2,207,264	2,869,841	662,576	726,236	63,660
債券	15,604,771	15,501,515	△103,256	18,590	121,847
国債	14,028,689	13,939,482	△89,207	14,225	103,432
地方債	515,362	506,263	△9,098	1,075	10,173
社債	1,060,720	1,055,769	△4,950	3,289	8,240
その他	5,354,259	5,363,346	9,086	32,049	22,962
合計	23,166,296	23,734,703	568,407	776,877	208,470

（注）1. 評価差額のうち、時価ヘッジの適用により損益に反映させた額は23,452百万円（収益）であります。
2. 連結貸借対照表計上額は、株式については主として当連結会計年度末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
3. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
4. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表額とし、評価差額を当連結会計年度の損失として処理（以下、「減損処理」という。）しております。当連結会計年度におけるこの減損処理額は5,609百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。
　破綻先、実質破綻先、破綻懸念先　時価が取得原価に比べて下落
　要注意先　　　　　　　　　　　　時価が取得原価に比べて30％以上下落
　正常先　　　　　　　　　　　　　時価が取得原価に比べて50％以上下落
なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

（4）当連結会計年度中に売却した満期保有目的の債券

（金額単位　百万円）

	平成15年度			
	売却原価	売却額	売却損益	売却の理由
国債	21,063	21,709	645	連結子会社であるみなと銀行
地方債	23,060	23,796	736	における資金運用方針の変更
合計	44,123	45,506	1,382	

（5）当連結会計年度中に売却したその他有価証券

（金額単位　百万円）

	平成15年度		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	30,635,387	282,272	153,848

（6）時価のない有価証券の主な内容及び連結貸借対照表計上額

（金額単位　百万円）

	平成16年3月末
満期保有目的の債券	
非上場外国証券	218
その他	10,413
その他有価証券	
非上場株式（店頭売買株式を除く）	583,431
非上場債券	1,596,199
非上場外国証券	314,127
その他	134,350

（7）保有目的を変更した有価証券

連結子会社であるみなと銀行において、当連結会計年度中に資金運用方針の変更により、満期保有目的の債券の一部を償還期限前に売却したため、「金融商品会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第14号）第83項により、当該連結子会社の残りの全ての満期保有目的の債券28,281百万円の保有目的区分をその他有価証券に変更しております。また、保有目的区分を変更した債券のうち、12,063百万円を当連結会計年度中に売却しており、これにより売却損益18百万円を計上しております。
この結果、満期保有目的の債券と同様の会計処理を行った場合に比べ、「有価証券」が35百万円増加し、「繰延税金資産」が14百万円減少し、「少数株主持分」及び「その他有価証券評価差額金」がそれぞれ19百万円及び1百万円増加しております。

（8）その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位　百万円）

	平成16年3月末			
	1年以内	1年超5年以内	5年超10年以内	10年超
債券	2,879,079	9,470,889	3,999,979	1,257,227
国債	2,706,787	7,223,369	3,266,491	1,252,292
地方債	7,759	263,194	234,789	519
社債	164,531	1,984,324	498,698	4,415
その他	439,992	4,210,623	457,429	538,094
合計	3,319,072	13,681,513	4,457,409	1,795,322

有価証券の範囲等

連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、譲渡性預け金及びコマーシャル・ペーパー、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めて記載しております。

（1）売買目的有価証券

（金額単位　百万円）

	平成15年3月末	
	連結貸借対照表計上額	前連結会計年度の損益に含まれた評価差額
売買目的有価証券	1,434,190	△1,096

（2）満期保有目的の債券で時価のあるもの

（金額単位　百万円）

	平成15年3月末				
	連結貸借対照表計上額	時価	差額	うち益	うち損
国債	311,381	315,404	4,023	4,023	―
地方債	23,091	23,920	828	828	―
社債	―	―	―	―	―
その他	41,246	42,244	998	1,104	105
合計	375,719	381,569	5,850	5,956	105

（注）　1．時価は、前連結会計年度末日における市場価格等に基づいております。
　　　　2．「うち益」「うち損」はそれぞれ「差額」の内訳であります。

（3）その他有価証券で時価のあるもの

（金額単位　百万円）

	平成15年3月末				
	取得原価	連結貸借対照表計上額	評価差額	うち益	うち損
株式	3,140,569	2,978,296	△162,273	110,464	272,737
債券	14,024,014	14,135,179	111,164	117,093	5,928
国債	12,516,061	12,590,255	74,193	79,479	5,286
地方債	342,798	352,112	9,314	9,415	101
社債	1,165,153	1,192,811	27,657	28,197	540
その他	4,476,699	4,500,337	23,637	42,900	19,262
合計	21,641,283	21,613,812	△27,471	270,458	297,929

（注）　1．連結貸借対照表計上額は、株式については主として前連結会計年度末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
　　　　2．「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
　　　　3．その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を前連結会計年度の損失として処理（以下、「減損処理」という。）しております。前連結会計年度におけるこの減損処理額は 496,396 百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。
　　　　破綻先、実質破綻先、破綻懸念先　　時価が取得原価に比べて下落
　　　　要注意先　　　　　　　　　　　　時価が取得原価に比べて30％以上下落
　　　　正常先　　　　　　　　　　　　　時価が取得原価に比べて50％以上下落
　　　　なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

（4）当該連結会計年度中に売却した満期保有目的の債券

該当ありません。

（5）当該連結会計年度中に売却したその他有価証券

（金額単位　百万円）

	平成14年度		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	37,709,925	232,122	190,364

（6）時価のない有価証券の主な内容及び連結貸借対照表計上額

（金額単位　百万円）

	平成15年3月末
満期保有目的の債券	
非上場外国証券	652
その他	7,463
その他有価証券	
非上場外国証券	358,590
非上場債券	1,176,885
非上場株式（店頭売買株式を除く）	331,173
その他	137,045

（7）保有目的を変更した有価証券

該当ありません。

（8）その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位　百万円）

	平成15年3月末			
	1年以内	1年超5年以内	5年超10年以内	10年超
債券	3,482,933	8,134,230	3,769,404	260,826
国債	3,303,625	6,306,161	3,034,984	256,865
地方債	11,935	138,933	223,723	612
社債	167,372	1,689,135	510,695	3,349
その他	354,501	2,879,026	765,527	880,974
合計	3,837,434	11,013,257	4,534,931	1,141,800

三井住友銀行　連結財務諸表

(1) 運用目的の金銭の信託

該当ありません。

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託
(運用目的及び満期保有目的以外の金銭の信託)

（金額単位　百万円）

	平成16年3月末				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	3,628	3,749	121	222	100

(注) 1. 連結貸借対照表計上額は、当連結会計年度末日における市場価格等に基づく時価により計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

---

(1) 運用目的の金銭の信託

（金額単位　百万円）

	平成15年3月末	
	連結貸借対照表計上額	前連結会計年度の損益に含まれた評価差額
運用目的の金銭の信託	1,629	12

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託
(運用目的及び満期保有目的以外の金銭の信託)

（金額単位　百万円）

	平成15年3月末				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	23,044	23,000	△44	510	555

(注) 1. 連結貸借対照表計上額は、前連結会計年度末日における市場価格等に基づく時価により計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

三井住友銀行

連結財務諸表

その他有価証券評価差額金 (平成15年度　自 平成15年4月1日　至 平成16年3月31日)

連結貸借対照表に計上されている「その他有価証券評価差額金」の
内訳は、次のとおりであります。

(金額単位　百万円)

		平成16年3月末
評価差額		545,075
	その他有価証券	544,953
	その他の金銭の信託	121
(△)繰延税金負債		222,115
その他有価証券評価差額金(持分相当額調整前)		322,959
(△)少数株主持分相当額		3,467
(＋)持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額		287
その他有価証券評価差額金		319,780

(注) 1. その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は23,452百万円(収益)であります。
2. その他有価証券の評価差額は、時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

その他有価証券評価差額金 (平成14年度　自 平成14年4月1日　至 平成15年3月31日)

連結貸借対照表に計上されている「その他有価証券評価差額金」の
内訳は、次のとおりであります。

(金額単位　百万円)

		平成15年3月末
評価差額		△27,585
	その他有価証券	△27,540
	その他の金銭の信託	△44
(＋)繰延税金資産		994
その他有価証券評価差額金(持分相当額調整前)		△26,590
(△)少数株主持分相当額		△5,003
(＋)持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額		27
その他有価証券評価差額金		△21,559

(注) その他有価証券の評価差額は、時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

三井住友銀行　連結財務諸表

1. 取引の状況に関する事項

（1）取引の内容

当行及び連結子会社で取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

（2）取引の利用目的、取組方針

当行では、お客様のヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っています。

金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外支店及び連結子会社に設置されたトレーディング担当部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。

預貸金等の銀行業務に付随して発生する市場リスクの調整については、経営会議等で審議された方針に基づき、ALM担当部署がALMオペレーションとしてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しており、ヘッジ会計の方法としては繰延ヘッジ又は時価ヘッジを適用しております。

小口多数の金銭債権債務に対する金利リスクに係る包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に定められた要件を満たす繰延ヘッジを適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。また、その他有価証券のうちALM目的で保有する債券の相場変動を相殺する個別ヘッジについては時価ヘッジを適用しており、当該個別ヘッジに係る有効性の評価をしております。

異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替リスクに係る包括ヘッジについては、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号）に定められた要件に従い、ヘッジ手段である通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認の上、繰延ヘッジを適用しております。

連結子会社のうち、スワップハウス等の海外連結子会社におけるトレーディング担当部署でも、銀行本体に準じた目的・方針にて取引を行っております。上記連結子会社におけるトレーディング担当部署以外、及びその他の連結子会社におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

（3）取引に係るリスクの内容

デリバティブ取引に係る主要なリスクとしては、市場の相場変動により保有するポートフォリオの価値が変動し損失が発生する「市場リスク」、取引相手の財務状態の悪化により契約が履行されなくなり損失を被る「信用リスク」、市場の流動性の低下により適正な価格で希望する量の取引が困難となる「市場流動性リスク」等があります。

特にデリバティブ取引には、リスク内容が複雑な取引、僅かな当初資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められております。

（4）取引に係るリスクの管理体制

当行では、リスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正なレベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指しております。実効性のあるリスク管理の実現のため、リスク管理に関する基本方針等については経営会議で決定し、取締役会の承認を得る体制としております。また、リスクの種類毎にリスク管理担当部署を定め、連結子会社を含めた各種リスクの管理を行っております。各リスク管理担当部署については業務担当部署から独立させる等、業務への十分な牽制が働くよう配慮しているほか、独立した監査担当部署が、業務の運営及びリスク管理の状況について監査を実施する体制としております。なお、デリバティブ取引を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、リスク量並びに損益について厳正なチェック機能が働く体制としております。

市場リスクには金利リスク、為替リスク等の種類がありますが、当行では高度な統計的手法を用いたVaR（バリュー・アット・リスク）により、予想される最大損失額を把握して統合的に管理しております。当行ではVaRの計測にモンテカルロ・シミュレーション法を使用しております。

当行及び連結子会社の市場部門で保有する市場リスクの総量枠については、自己資本等の経営体力をもとに保守的に設定しております。また、政策投資株式に係る株価変動リスク等、市場部門以外の当行全体及び主要連結子会社が保有する市場リスクについてもVaRを計測し、取締役会や経営会議にリスク状況が報告される体制としております。

信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しております。相手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を締結する等、信用リスクを抑制する運営も行っております。

また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守状況、市場動向等をモニタリングする体制としております。

なお、当連結会計年度のVaR及び信用リスク相当額は、それぞれ以下のとおりであります。

①VaR（保有期間1日、片側信頼区間99.0％）
（金額単位　億円）

	最大	最小	平均	期末日
トレーディング	35	9	17	20
バンキング	1,286	354	659	834

（注）トレーディングは個別リスクを除いております。また、主要連結子会社を含んでおります。

②信用リスク相当額（与信相当額）
（金額単位　億円）

区分	平成16年3月末
金利スワップ	35,330
通貨スワップ	11,787
先物外国為替	8,893
金利オプション（買）	935
通貨オプション（買）	1,720
その他の金融派生商品	576
一括清算ネッティング契約による信用リスク削減効果	△29,424
合計	29,817

（注）1. 上記計数は、BIS自己資本比率規制に基づき算出されたデリバティブ取引に係る連結ベースの信用リスク相当額であります。
2. 一部の取引についてネッティング（取引先ごとに、締結したすべてのオフバランス取引の時価評価額を相殺し、相殺後の金額を信用リスク相当額とするもの）を採用しております。

2. 取引の時価等に関する事項

（1）金利関連取引
（金額単位　百万円）

区分	種類	契約額等	うち1年超	時価	評価損益
取引所	金利先物				
	売建	87,393,679	2,662,913	△111,937	△111,937
	買建	91,880,414	3,624,247	110,424	110,424
	金利オプション				
	売建	554,768	267,333	△218	△218
	買建	984,778	267,333	241	241
店頭	金利先渡契約				
	売建	3,576,364	430,000	952	952
	買建	13,028,083	1,640,000	△2,001	△2,001
	金利スワップ	385,010,824	290,122,316	235,969	235,969
	受取固定・支払変動	184,435,337	138,971,508	1,624,354	1,624,354
	受取変動・支払固定	178,700,873	135,278,747	△1,380,548	△1,380,548
	受取変動・支払変動	21,727,688	15,792,166	518	518
	金利スワップション				
	売建	2,224,743	968,959	△37,880	△37,880
	買建	2,589,152	1,173,273	41,346	41,346
	キャップ				
	売建	5,408,280	3,469,422	△6,543	△6,543
	買建	3,602,677	2,345,784	5,628	5,628
	フロアー				
	売建	224,688	190,319	△5,321	△5,321
	買建	302,366	240,371	5,040	5,040
	その他				
	売建	—	—	—	—
	買建	306,408	72,854	4,402	4,402
合計				240,101	240,101

（注）1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。

なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は17百万円（利益）であります。
2．時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(2) 通貨関連取引

（金額単位　百万円）

区分	種類	平成16年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ	16,317,980	10,396,658	82,675	131,136
	通貨スワップション				
	売建	646,230	623,671	△16,259	△16,259
	買建	1,135,123	1,112,563	40,495	40,495
	為替予約	33,748,772	1,368,595	△38,814	△38,814
	通貨オプション				
	売建	2,911,936	898,824	△90,113	△90,113
	買建	2,883,999	907,272	107,026	107,026
	その他				
	売建	7,957	882	51	51
	買建	—	—	—	—
合計				85,060	133,521

（注）1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は△530百万円（損失）であります。
2．時価の算定
割引現在価値等により算定しております。
3．従来、引直し対象の為替予約、通貨オプション等は、当連結会計年度から上記に含めて記載しております。

(3) 株式関連取引

（金額単位　百万円）

区分	種類	平成16年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	株式指数先物				
	売建	—	—	—	—
	買建	3,349	—	63	63
	株式指数オプション				
	売建	—	—	—	—
	買建	—	—	—	—
店頭	有価証券店頭オプション				
	売建	—	—	—	—
	買建	—	—	—	—
	有価証券店頭指数等スワップ				
	株価指数変化率受取・短期変動金利支払	—	—	—	—
	短期変動金利受取・株価指数変化率支払	—	—	—	—
	その他				
	売建	4,791	—	△231	△231
	買建	7,336	3,005	311	311
合計				143	143

（注）1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(4) 債券関連取引

（金額単位　百万円）

区分	種類	平成16年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	債券先物				
	売建	1,485,848	—	5,213	5,213
	買建	3,473,003	—	△16,918	△16,918
	債券先物オプション				
	売建	333,500	—	△769	△769
	買建	5,000	—	66	66
店頭	債券先渡契約				
	売建	296,334	273,251	1,746	1,746
	買建	—	—	—	—
	債券店頭オプション				
	売建	2,821,954	14,114	△6,020	△6,020
	買建	2,420,812	2,972	18,216	18,216
合計				1,533	1,533

（注）1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、オプション価格計算モデル等により算定しております。

(5) 商品関連取引

（金額単位　百万円）

区分	種類	平成16年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	商品スワップ				
	固定価格受取・変動価格支払	86,127	84,270	△5,742	△5,742
	変動価格受取・固定価格支払	87,038	84,985	9,932	9,932
	商品オプション				
	売建	4,457	4,318	△1,645	△1,645
	買建	4,448	4,309	1,667	1,667
合計				4,211	4,211

（注）1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3．商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引

（金額単位　百万円）

区分	種類	平成16年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	クレジット・デフォルト・オプション				
	売建	38,891	36,213	△826	△826
	買建	57,308	52,627	1,580	1,580
	その他				
	売建	1,504	—	△23	△23
	買建	1,389	—	27	27
合計				757	757

（注）1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3．「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

三井住友銀行　連結財務諸表

1. 取引の状況に関する事項

（1）取引の内容

当行及び連結子会社で取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

（2）取引の利用目的、取組方針

当行では、お客様のヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。
金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外支店及び連結子会社に設置されたトレーディング担当部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。
預貸金等の銀行業務に付随して発生する市場リスクの調整については、経営会議等で審議された方針に基づき、ALM担当部署がリスク量の調整取引（ALMオペレーション）としてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しております。適用しているヘッジ会計の主な方法は「リスク調整アプローチ」であります。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより行っております。また、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。
連結子会社のうち、スワップハウス等の海外連結子会社におけるトレーディング担当部署でも、銀行本体に準じた目的・方針にて取引を行っております。上記連結子会社におけるトレーディング担当部署以外、及びその他の連結子会社におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

（3）取引に係るリスクの内容

デリバティブ取引に係る主要なリスクとしては、市場の相場変動により保有するポートフォリオの価値が変動し損失が発生する「市場リスク」、取引相手の財務状態の悪化により契約が履行されなくなり損失を被る「信用リスク」、市場の流動性の低下により適正な価格で希望する量の取引が困難となる「市場流動性リスク」等があります。
特にデリバティブ取引には、リスク内容が複雑な取引、僅かな当初資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められております。

（4）取引に係るリスクの管理体制

当行では、リスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正なレベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指しております。実効性のあるリスク管理の実現のため、リスク管理に関する基本方針等については経営会議にて決定、取締役会の承認を得る体制としております。また、リスクの種類毎にリスク管理担当部署を定め、連結子会社を含めた各種リスクの管理を行っております。各リスク管理担当部署については業務担当部署から独立させる等、業務への十分な牽制が働くよう配慮しているほか、独立した監査担当部署が、業務の運営及びリスク管理の状況について監査を実施する体制としております。なお、デリバティブ取引を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、リスク量並びに損益について厳正なチェック機能が働く体制としております。
市場リスクには金利リスク、為替リスク等の種類がありますが、当行では高度な統計的手法を用いたVaR（バリュー・アット・リスク）により、予想される最大損失額を把握して統合的に管理しております。当行ではVaRの計測にモンテカルロ・シミュレーション法を使用しております。
当行及び連結子会社の市場部門で保有する市場リスクの総量枠については、自己資本等の経営体力をもとに保守的に設定しております。また、政策投資株式に係る株価変動リスク等、市場部門以外の当行全体及び主要連結子会社が保有する市場リスクについてもVaRを計測し、取締役会や経営会議にリスク状況が報告される体制としております。
信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しております。相手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を締結する等、信用リスクを抑制する運営も行っております。

また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守状況、市場動向等をモニタリングする体制としております。
なお、前連結会計年度のVaR及び信用リスク相当額は、それぞれ以下のとおりであります。

①VaR（保有期間1日、片側信頼区間99.0％）　　　　　　　　（金額単位　億円）

	最大	最小	平均	期末日
トレーディング	19	8	13	17
バンキング	484	297	395	364

（注）トレーディングは個別リスクを除いております。また、主要連結子会社を含んでおります。

②信用リスク相当額（与信相当額）　　　　　　　　　　　　（金額単位　億円）

区分	平成15年3月末
金利スワップ	40,099
通貨スワップ	8,721
先物外国為替	9,507
金利オプション（買）	636
通貨オプション（買）	1,058
その他の金融派生商品	495
一括清算ネッティング契約による信用リスク削減効果	△28,825
合計	31,691

（注）1. 上記計数は、BIS自己資本比率規制に基づき算出されたデリバティブ取引に係る連結ベースの信用リスク相当額であります。
2. 一部の取引についてネッティング（取引先ごとに、締結したすべてのオフバランス取引の時価評価額を相殺し、相殺後の金額を信用リスク相当額とするもの）を採用しております。

2. 取引の時価等に関する事項

（1）金利関連取引
　　　　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　百万円）

区分	種類	平成15年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	金利先物				
	売建	59,749,099	4,547,691	△103,623	△103,623
	買建	57,633,988	5,676,922	109,474	109,474
	金利オプション				
	売建	1,230,739	—	76	76
	買建	600,964	205,802	△99	△99
店頭	金利先渡契約				
	売建	13,389,231	590,000	1,076	1,076
	買建	3,469,855	455,000	△500	△500
	金利スワップ	305,031,482	214,079,553	250,498	250,498
	受取固定・支払変動	146,600,794	101,347,568	3,300,127	3,300,127
	受取変動・支払固定	139,298,388	98,710,883	△3,040,142	△3,040,142
	受取変動・支払変動	18,990,156	13,890,272	850	850
	金利スワップション				
	売建	1,720,503	798,669	△35,707	△35,707
	買建	1,523,512	1,106,731	26,355	26,355
	キャップ				
	売建	5,352,002	3,331,808	△4,194	△4,194
	買建	3,616,992	2,536,627	6,682	6,682
	フロアー				
	売建	317,281	207,279	△7,673	△7,673
	買建	351,199	195,322	9,027	9,027
	その他				
	売建	42,316	36,551	△6,526	△6,526
	買建	250,660	92,669	6,603	6,603
合計				251,467	251,467

（注）1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は827百万円（利益）であります。
2. 時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

三井住友銀行　連結財務諸表

(2) 通貨関連取引

（金額単位　百万円）

区分	種類	契約額等	うち1年超	時価	評価損益
		平成15年3月末			
店頭	通貨スワップ	16,433,656	8,831,238	△39,389	△39,389
	通貨スワップション				
	売建	330,238	330,238	△3,173	△3,173
	買建	865,005	865,005	13,724	13,724
	為替予約	2,935,846	547,699	1,518	1,518
	通貨オプション				
	売建	56,586	13,166	△1,375	△1,375
	買建	60,441	21,575	1,585	1,585
	その他				
	売建	15,310	2,855	153	153
	買建	—	—	—	—
合計				△26,956	△26,956

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
　　　なお、ヘッジ会計が適用されているデリバティブ取引及び下記(注)3.の取引は、上記記載から除いております。
　　　また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は△293百万円(損失)であります。
　　2. 時価の算定
　　　割引現在価値等により算定しております。
　　3. 先物為替予約、通貨オプション等のうち、連結会計年度末日に引直しを行い、その損益を連結損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
　　　引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

（金額単位　百万円）

区分	種類	契約額等
		平成15年3月末
取引所	通貨先物	
	売建	—
	買建	—
	通貨オプション	
	売建	—
	買建	—
店頭	為替予約	37,271,679
	通貨オプション	
	売建	3,001,518
	買建	3,195,840

(3) 株式関連取引

（金額単位　百万円）

区分	種類	契約額等	うち1年超	時価	評価損益
		平成15年3月末			
取引所	株式指数先物				
	売建	—	—	—	—
	買建	—	—	—	—
	株式指数オプション				
	売建	—	—	—	—
	買建	—	—	—	—
店頭	有価証券店頭オプション				
	売建	0	—	0	0
	買建	0	—	△0	△0
	有価証券店頭指数等スワップ				
	株価指数変化率受取・短期変動金利支払	—	—	—	—
	短期変動金利受取・株価指数変化率支払	—	—	—	—
	その他				
	売建	477	—	0	0
	買建	477	—	0	0
合計				0	0

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
　　　なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

　　2. 時価の算定
　　　取引所取引につきましては、東京証券取引所等における最終の価格によっております。
　　　店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(4) 債券関連取引

（金額単位　百万円）

区分	種類	契約額等	うち1年超	時価	評価損益
		平成15年3月末			
取引所	債券先物				
	売建	119,032	—	△388	△388
	買建	129,712	—	△67	△67
	債券先物オプション				
	売建	4,000	—	△8	△8
	買建	—	—	—	—
店頭	債券店頭オプション				
	売建	16,010	15,617	0	0
	買建	4,719	3,125	0	0
合計				△463	△463

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
　　　なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　2. 時価の算定
　　　取引所取引につきましては、東京証券取引所等における最終の価格によっております。
　　　店頭取引につきましては、オプション価格計算モデル等により算定しております。

(5) 商品関連取引

（金額単位　百万円）

区分	種類	契約額等	うち1年超	時価	評価損益
		平成15年3月末			
店頭	商品スワップ				
	固定価格受取・変動価格支払	31,049	27,358	△1,607	△1,607
	変動価格受取・固定価格支払	31,049	27,358	2,376	2,376
	商品オプション				
	売建	6,369	4,063	△1,493	△1,493
	買建	6,369	4,063	1,521	1,521
合計				797	797

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
　　　なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　2. 時価の算定
　　　取引対象物の価格、契約期間等の構成要素に基づき算定しております。
　　3. 商品はオイル及び金属に係るものであります。

(6) クレジットデリバティブ取引

（金額単位　百万円）

区分	種類	契約額等	うち1年超	時価	評価損益
		平成15年3月末			
店頭	クレジット・デフォルト・オプション				
	売建	39,823	22,790	△1,767	△1,767
	買建	35,625	18,592	3,153	3,153
	その他				
	売建	5,722	1,099	4,915	4,915
	買建	86,567	79,546	276	276
合計				6,578	6,578

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
　　　なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　2. 時価の算定
　　　取引対象物の価格、契約期間等の構成要素に基づき算定しております。
　　3. 「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

三井住友銀行　連結財務諸表

（1）事業の種類別セグメント情報

（平成15年度　自 平成15年4月1日　至 平成16年3月31日）　　　　　　　　　　　　　　　　　　　（金額単位　百万円）

	銀行業	その他事業	計	消去又は全社	連結
I 経常収益					
（1）外部顧客に対する経常収益	2,501,868	215,136	2,717,005	—	2,717,005
（2）セグメント間の内部経常収益	20,178	138,173	158,352	(158,352)	—
計	2,522,047	353,310	2,875,357	(158,352)	2,717,005
経常費用	2,293,056	291,978	2,585,035	(150,189)	2,434,845
経常利益	228,990	61,332	290,322	(8,162)	282,159
II資産、減価償却費及び資本的支出					
資産	98,935,965	4,958,057	103,894,022	(4,050,764)	99,843,258
減価償却費	59,938	12,989	72,927	—	72,927
資本的支出	86,480	19,693	106,174	—	106,174

（注）1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2. 各事業の主な内容
　（1）銀行業 ……………………銀行業
　（2）その他事業 …………リース、証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3. 連結財務諸表作成のための基本となる重要な事項4.（1）に記載のとおり、当行の特定取引目的の通貨スワップ取引に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上しておりましたが、当連結会計年度より、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づき総額で「特定取引資産」及び「特定取引負債」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「資産」が「銀行業」について 19,741 百万円増加しております。

4. 連結財務諸表作成のための基本となる重要な事項4.（10）に記載のとおり、当行及び国内銀行連結子会社の外貨建取引等の会計処理のうち、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引については、前連結会計年度は業種別監査委員会報告第25号等による経過措置を適用しておりましたが、当連結会計年度より、同報告の本則規定に基づくヘッジ会計を適用しております。
　この変更に伴い、従来、期間損益計算していた当該為替スワップ取引を時価評価し、正味の債権及び債務を連結貸借対照表に計上したため、従来の方法によった場合に比べ、「資産」が「銀行業」について 1,035 百万円増加しております。
　また、通貨スワップ取引及び先物外国為替取引等に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上しておりましたが、当連結会計年度より、業種別監査委員会報告第25号に基づき総額で「その他資産」及び「その他負債」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「資産」が「銀行業」について 450,929 百万円増加しております。

5. 連結財務諸表作成のための基本となる重要な事項4.（13）に記載のとおり、当行は金融資産・負債から生じる金利リスクのヘッジ会計の方法として従来繰延ヘッジを適用しておりましたが、当連結会計年度における債券相場環境の変化に対応して債券に対するヘッジ取引の規模が拡大したことを踏まえ、ヘッジ取引の効果をより適切に財務諸表に反映させることを目的として、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については時価ヘッジを適用しております。この変更に伴い、従来の方法によった場合と比べ、「資産」が「銀行業」について 19,420 百万円減少しております。

6. （税効果会計関係）3.に記載のとおり、「地方税法等の一部を改正する法律」（平成15年法律第9号）が平成15年3月31日に公布されましたが、当連結会計年度において、一部の地方自治体が外形標準事業税に超過税率の適用を決めたことに伴い、繰延税金資産及び繰延税金負債の計算に使用する法定実効税率を変更しております。この結果、従来の法定実効税率で計算した場合に比べ、「資産」が「銀行業」について 6,657 百万円、「その他事業」について 365 百万円それぞれ増加しております。

7. 当連結会計年度より、従来開示しておりましたリース業に関しましては、重要性が減少したことからその他事業に含めて開示しております。
　なお、当連結会計年度において、従来の事業区分によった場合の事業の種類別セグメント情報は次のとおりであります。

（平成15年度　自 平成15年4月1日　至 平成16年3月31日）　　　　　　　　　　　　　　　　　　　（金額単位　百万円）

	銀行業	リース業	その他事業	計	消去又は全社	連結
I 経常収益						
（1）外部顧客に対する経常収益	2,501,868	14,773	200,363	2,717,005	—	2,717,005
（2）セグメント間の内部経常収益	20,178	3,326	137,995	161,499	(161,499)	—
計	2,522,047	18,099	338,358	2,878,505	(161,499)	2,717,005
経常費用	2,293,056	14,968	277,013	2,585,038	(150,192)	2,434,845
経常利益	228,990	3,131	61,345	293,467	(11,307)	282,159
II資産、減価償却費及び資本的支出						
資産	98,935,965	126,264	4,831,808	103,894,039	(4,050,780)	99,843,258
減価償却費	59,938	6,754	6,234	72,927	—	72,927
資本的支出	86,480	10,877	8,816	106,174	—	106,174

三井住友銀行　連結財務諸表

(平成14年度　自平成14年4月1日　至平成15年3月31日)　　　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　百万円）

	銀行業	リース業	その他事業	計	消去又は全社	連結
I 経常収益						
（1）外部顧客に対する経常収益	2,537,431	645,468	367,037	3,549,937	—	3,549,937
（2）セグメント間の内部経常収益	30,809	5,563	163,790	200,163	(200,163)	—
計	2,568,240	651,032	530,827	3,750,100	(200,163)	3,549,937
経常費用	3,131,709	629,952	450,299	4,211,961	(194,514)	4,017,446
経常利益（△は経常損失）	△563,468	21,080	80,527	△461,860	(5,649)	△467,509
II 資産、減価償却費及び資本的支出						
資産	102,081,025	114,096	5,032,131	107,227,253	(4,832,616)	102,394,637
減価償却費	73,505	329,478	18,906	421,890	—	421,890
資本的支出	85,829	319,716	30,115	435,660	—	435,660

(注) 1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
　　　2. 各事業の主な内容
　　　　　（1）銀行業 …………………銀行業
　　　　　（2）リース業 ……………リース業
　　　　　（3）その他事業 …………証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
　　　3. 「地方税法等の一部を改正する法律」（平成15年法律第9号）が平成15年3月31日に公布されたことにより、当行及び国内連結子会社の繰延税金資産及び繰延税金負債の計算に使用する平成16年度以降の法定実効税率を変更しております。この結果、従来の法定実効税率で計算した場合に比べ、「資産」が「銀行業」について65,768百万円増加、「その他事業」について643百万円減少しております。

（2）所在地別セグメント情報

(平成15年度　自平成15年4月1日　至平成16年3月31日)　　　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　百万円）

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
I 経常収益							
（1）外部顧客に対する経常収益	2,414,609	135,858	75,563	90,973	2,717,005	—	2,717,005
（2）セグメント間の内部経常収益	49,587	39,179	6,116	10,968	105,851	(105,851)	—
計	2,464,196	175,038	81,680	101,942	2,822,857	(105,851)	2,717,005
経常費用	2,295,260	110,012	65,586	59,397	2,530,256	(95,410)	2,434,845
経常利益	168,936	65,025	16,093	42,545	292,600	(10,440)	282,159
II 資産	92,812,738	5,117,029	2,177,644	2,734,684	102,842,096	(2,998,838)	99,843,258

(注) 1. 当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
　　　2. 「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。
　　　3. 連結財務諸表作成のための基本となる重要な事項4.（1）に記載のとおり、当行の特定取引目的の通貨スワップ取引に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上しておりましたが、当連結会計年度より、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づき総額で「特定取引資産」及び「特定取引負債」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「資産」が「日本」について19,939百万円増加、「アジア・オセアニア」について198百万円減少しております。
　　　4. 連結財務諸表作成のための基本となる重要な事項4.（10）に記載のとおり、当行及び国内銀行連結子会社の外貨建取引等の会計処理のうち、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引については、前連結会計年度は業種別監査委員会報告第25号等による経過措置を適用しておりましたが、当連結会計年度より、同報告の本則規定に基づくヘッジ会計を適用しております。
　　　　この変更に伴い、従来、期間損益計算していた当該為替スワップ取引を時価評価し、正味の債権及び債務を連結貸借対照表に計上したため、従来の方法によった場合に比べ、「資産」が「日本」について4百万円、「アジア・オセアニア」について1,030百万円それぞれ増加しております。
　　　　また、通貨スワップ取引及び先物外国為替取引等に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上しておりましたが、当連結会計年度より、業種別監査委員会報告第25号に基づき総額で「その他資産」及び「その他負債」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「資産」が「日本」について279,156百万円、「米州」について114,960百万円、「欧州」について1,554百万円、「アジア・オセアニア」について55,257百万円それぞれ増加しております。
　　　5. 連結財務諸表作成のための基本となる重要な事項4.（13）に記載のとおり、当行は金融資産・負債から生じる金利リスクのヘッジ会計の方法として従来繰延ヘッジを適用しておりましたが、当連結会計年度における債券相場環境の変化に対応して債券に対するヘッジ取引の規模が拡大したことを踏まえ、ヘッジ取引の効果をより適切に財務諸表に反映させることを目的として、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については時価ヘッジを適用しております。この変更に伴い、従来の方法によった場合と比べ、「資産」が「日本」について19,420百万円減少しております。
　　　6. （税効果会計関係）3.に記載のとおり、「地方税法等の一部を改正する法律」（平成15年法律第9号）が平成15年3月31日に公布されましたが、当連結会計年度において、一部の地方自治体が外形標準事業税に超過税率の適用を決めたことに伴い、繰延税金資産及び繰延税金負債の計算に使用する法定実効税率を変更しております。この結果、従来の法定実効税率で計算した場合に比べ、「資産」が「日本」について7,023百万円増加しております。

三井住友銀行■連結財務諸表

(平成14年度 自 平成14年4月1日 至 平成15年3月31日)　　　　　　　　　　　　　　　　　（金額単位　百万円）

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
Ⅰ経常収益							
（1）外部顧客に対する経常収益	3,077,413	173,224	174,353	124,945	3,549,937	—	3,549,937
（2）セグメント間の内部経常収益	66,249	48,741	32,144	26,912	174,048	(174,048)	—
計	3,143,663	221,966	206,498	151,858	3,723,986	(174,048)	3,549,937
経常費用	3,818,706	149,894	134,985	82,652	4,186,238	(168,791)	4,017,446
経常利益（△は経常損失）	△675,042	72,071	71,512	69,205	△462,251	(5,257)	△467,509
Ⅱ資産	94,867,563	6,138,645	2,167,625	2,647,962	105,821,796	(3,427,159)	102,394,637

（注）1. 当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

　　　2.「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

　　　3.「地方税法等の一部を改正する法律」（平成15年法律第9号）が平成15年3月31日に公布されたことにより、当行及び国内連結子会社の繰延税金資産及び繰延税金負債の計算に使用する平成16年度以降の法定実効税率を変更しております。この結果、従来の法定実効税率で計算した場合に比べ、「資産」が「日本」について65,124百万円増加しております。

（3）海外経常収益

（金額単位　百万円）

	平成14年度 自 平成14年4月 1 日 至 平成15年3月31日	平成15年度 自 平成15年4月 1 日 至 平成16年3月31日
海外経常収益	472,523	302,396
連結経常収益	3,549,937	2,717,005
海外経常収益の連結経常収益に占める割合	13.3%	11.1%

（注）1. 一般企業の海外売上高に代えて、海外経常収益を記載しております。

　　　2. 海外経常収益は、当行の海外店取引、並びに海外連結子会社の取引に係る経常収益（ただし、連結会社間の内部経常収益を除く。）で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

財務諸表

当行の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表については、証券取引法第193条の2の規定に基づき、平成14年度については朝日監査法人の監査証明を、平成15年度についてはあずさ監査法人の監査証明を受けております。朝日監査法人は、平成16年1月1日付で朝日監査法人を存続法人としてあずさ監査法人と合併し、法人名称を「あずさ監査法人」に変更しております。なお、銀行法第20条第1項の規定により作成した書類について商法特例法（昭和49年法律第22号）により、平成14年度については朝日監査法人の監査を、平成15年度についてはあずさ監査法人の監査を受けております。

以下の貸借対照表、損益計算書及び利益処分計算書は、上記の財務諸表に基づいて作成しております。

貸借対照表

（金額単位　百万円）

科目	平成14年度末 平成15年3月31日現在	平成15年度末 平成16年3月31日現在
（資産の部）		
現金預け金	**3,288,593**	**4,866,920** ※8
現金	1,260,311	1,160,820
預け金	2,028,281	3,706,100
コールローン	**99,774**	**287,262**
買現先勘定	**78,679**	**130,337**
債券貸借取引支払保証金	**1,981,243**	**1,009,328**
買入金銭債権	**92,436**	**133,081**
特定取引資産	**3,950,372**	**2,958,990** ※8
商品有価証券	95,512	25,726
商品有価証券派生商品	81	139
特定取引有価証券派生商品	121	586
特定金融派生商品	2,646,077	1,842,578
その他の特定取引資産	1,208,579	1,089,960
金銭の信託	**24,628**	**3,749**
有価証券	**23,656,385**	**26,592,584** ※8
国債	12,349,063	13,897,044 ※2
地方債	294,274	417,831
社債	2,081,107	2,371,760
株式	3,508,151	3,660,522 ※1,2
その他の証券	5,423,788	6,245,424 ※1
貸出金	**57,282,365**	**50,810,144** ※3,4,5,6,8,9
割引手形	649,636	573,011 ※7
手形貸付	7,210,655	5,709,300
証書貸付	40,896,218	36,185,262
当座貸越	8,525,854	8,342,570
外国為替	**724,771**	**720,840**
外国他店預け	72,425	66,139
外国他店貸	120,340	123,974
買入外国為替	335,835	375,970 ※7
取立外国為替	196,168	154,755
その他資産	**1,848,486**	**1,480,776**
未決済為替貸	6,110	5,686
前払費用	10,609	9,610
未収収益	155,140	179,097
先物取引差入証拠金	12,479	6,670
先物取引差金勘定	—	19,056
金融派生商品	994,511	827,474
繰延ヘッジ損失	—	52,830 ※10
社債発行差金	376	328
その他の資産	669,258	380,020
動産不動産	**707,303**	**688,325** ※11,12,13
土地建物動産	612,782	604,663
建設仮払金	2,925	487
保証金権利金	91,594	83,174
繰延税金資産	**1,814,625**	**1,590,518**
支払承諾見返	**4,416,292**	**4,086,964**
貸倒引当金	**△2,074,797**	**△1,250,751**
資産の部合計	**97,891,161**	**94,109,074**

（金額単位：百万円）

科目	平成14年度末 平成15年3月31日現在	平成15年度末 平成16年3月31日現在
（負債の部）		
預金	**58,610,731**	**60,067,417**
当座預金	4,984,121	5,271,472
普通預金	26,158,050	27,716,292
貯蓄預金	1,244,425	1,114,590
通知預金	3,080,382	3,127,139
定期預金	18,951,501	18,157,210
定期積金	6,500	74
その他の預金	4,185,749	4,680,637
譲渡性預金	**4,913,526**	**3,589,354**
コールマネー	**2,686,456**	**2,479,233** ※8
売現先勘定	**4,124,094**	**1,071,114** ※8
債券貸借取引受入担保金	**4,777,187**	**5,946,346** ※8
売渡手形	**6,203,300**	**3,725,600** ※8
コマーシャル・ペーパー	**50,500**	**—**
特定取引負債	**2,425,632**	**1,504,465**
売付商品債券	3,267	19,831
商品有価証券派生商品	76	242
特定取引有価証券派生商品	423	940
特定金融派生商品	2,421,864	1,483,451
借用金	**2,795,160**	**2,531,973**
借入金	2,795,160	2,531,973 ※14
外国為替	**392,727**	**576,958**
外国他店預り	296,106	465,644
外国他店借	47,648	23,795
売渡外国為替	19,259	34,688
未払外国為替	29,712	52,830
社債	**2,624,099**	**3,177,741** ※15
信託勘定借	**5,953**	**36,032**
その他負債	**1,428,432**	**2,368,824**
未決済為替借	9,680	18,964
未払法人税等	3,739	8,851
未払費用	102,942	89,217
前受収益	44,493	44,783
従業員預り金	47,491	46,544
給付補てん備金	6	0
先物取引受入証拠金	13	13
先物取引差金勘定	33,802	—
金融派生商品	724,185	804,025
繰延ヘッジ利益	155,786	— ※10
取引約定未払金	—	1,174,710
その他の負債	306,290	181,713
賞与引当金	**9,898**	**8,752**
退職給付引当金	**72,816**	**11,748**
債権売却損失引当金	**17,169**	**—**
日本国際博覧会出展引当金	**—**	**116**
特別法上の引当金	**18**	**18**
金融先物取引責任準備金	18	18
再評価に係る繰延税金負債	**57,937**	**55,541** ※11
支払承諾	**4,416,292**	**4,086,964** ※8
負債の部合計	**95,611,937**	**91,238,204**

（次ページに続く）

三井住友銀行　財務諸表

（金額単位　百万円）

科目	平成14年度末 平成15年3月31日現在	平成15年度末 平成16年3月31日現在
（資本の部）		
資本金	**559,985**	**559,985** ※16
資本剰余金	**1,237,307**	**1,237,307**
資本準備金	879,693	879,693 ※17
その他資本剰余金	357,614	357,614
資本準備金減少差益	357,614	ー
資本金及び資本準備金減少差益	ー	357,614
利益剰余金	**414,536**	**676,064** ※18
任意積立金	221,548	221,540
海外投資等損失準備金	46	39
行員退職積立金	1,656	1,656
別途準備金	219,845	219,845
当期末処分利益	192,987	454,523
土地再評価差額金	**85,259**	**81,158** ※11
その他有価証券評価差額金	**△ 17,864**	**316,354**
資本の部合計	**2,279,223**	**2,870,870**
負債及び資本の部合計	**97,891,161**	**94,109,074**

（注）記載金額は、百万円未満を切り捨てて表示しております。

損益計算書

科目	平成14年度 自 平成14年4月 1 日 至 平成15年3月31日	平成15年度 自 平成15年4月 1 日 至 平成16年3月31日
経常収益	146,251	2,322,363
資金運用収益	82,914	1,392,322
貸出金利息	34,190	972,891
有価証券利息配当金	40,074	249,594
コールローン利息	67	2,233
買現先利息	28	818
債券貸借取引受入利息	28	104
買入手形利息	0	5
預け金利息	458	11,167
金利スワップ受入利息	4,791	77,176
その他の受入利息	3,275	78,331
信託報酬	5	334
役務取引等収益	31,783	322,075
受入為替手数料	10,525	112,218
その他の役務収益	21,257	209,857
特定取引収益	11,704	283,611
商品有価証券収益	179	—
特定金融派生商品収益	11,440	282,944
その他の特定取引収益	85	667
その他業務収益	14,702	149,209
外国為替売買益	12,369	—
国債等債券売却益	1,612	126,945
国債等債券償還益	—	57
金融派生商品収益	394	8,129
その他の業務収益	326	14,077
その他経常収益	5,140	174,809
株式等売却益	3,145	151,170
金銭の信託運用益	75	338
その他の経常収益	1,918	23,301
経常費用	77,487	2,137,225
資金調達費用	16,122	305,284
預金利息	6,102	85,133
譲渡性預金利息	174	2,988
コールマネー利息	64	1,567
売現先利息	454	3,089
債券貸借取引支払利息	1,828	48,621
売渡手形利息	27	876
コマーシャル・ペーパー利息	0	0
借用金利息	4,067	91,742
社債利息	1,266	49,441
社債発行差金償却	1	—
その他の支払利息	2,134	21,822
役務取引等費用	8,338	95,506
支払為替手数料	1,067	21,918
その他の役務費用	7,270	73,588
特定取引費用	103	2,881
商品有価証券費用	—	1,977
特定取引有価証券費用	103	904
その他業務費用	5,120	159,774
外国為替売買損	—	54,392
国債等債券売却損	5,040	104,091
国債等債券償還損	1	55
国債等債券償却	15	114
社債発行費償却	—	1,070
その他の業務費用	63	50
営業経費	36,549	623,098
その他経常費用	11,253	950,679
貸出金償却	320	566,344
株式等売却損	5,802	36,577
株式等償却	1,076	10,724
金銭の信託運用損	—	962
その他の経常費用	4,054	336,070 ※1
経常利益	68,763	185,138

（損益計算書続き）　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　百万円）

科目	平成14年度 自 平成14年4月 1 日 至 平成15年3月31日	平成15年度 自 平成15年4月 1 日 至 平成16年3月31日
特別利益	40,016	166,823
動産不動産処分益	773	1,378
償却債権取立益	1,038	154
その他の特別利益	38,203	165,290 ※2
特別損失	2,669	33,115
動産不動産処分損	1,819	13,232
その他の特別損失	850	19,883 ※3
税引前当期純利益	106,109	318,846
法人税、住民税及び事業税	905	12,752
法人税等調整額	△77,836	4,980
当期純利益	183,040	301,113
前期繰越利益	0	192,995
合併による未処分利益受入額	398	—
土地再評価差額金取崩額	9,547	3,868
中間配当額	—	43,454
当期末処分利益	192,987	454,523

（注）記載金額は、百万円未満を切り捨てて表示しております。

利益処分計算書

（金額単位　百万円）

科目	平成14年度 〔株主総会承認日 平成15年6月27日〕	平成15年度 〔株主総会承認日 平成16年6月29日〕
（当期末処分利益の処分）		
当期末処分利益	192,987	454,523
任意積立金取崩額	7	8
海外投資等損失準備金取崩額	7	8
計	192,995	454,531
利益処分額	—	200,008
普通株式配当金	—	(1株につき3,649円) 200,008
次期繰越利益	192,995	254,523
（その他資本剰余金の処分）		
その他資本剰余金	357,614	357,614
その他資本剰余金処分額	—	—
その他資本剰余金次期繰越額	357,614	357,614

（注）記載金額は、百万円未満を切り捨てて表示しております。

1. 特定取引資産・負債の評価基準及び収益・費用の計上基準

金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については決算日の時価により、スワップ・先物・オプション取引等の派生商品については決算日において決済したものとみなした額により行っております。

また、特定取引収益及び特定取引費用の損益計上は、当事業年度中の受払利息等に、有価証券、金銭債権等については前事業年度末と当事業年度末における評価損益の増減額を、派生商品については前事業年度末と当事業年度末におけるみなし決済からの損益相当額の増減額を加えております。

なお、特定取引目的の通貨スワップ取引に係る円換算差金は、従来、純額で「その他の資産」又は「その他の負債」として計上しておりましたが、当事業年度より、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づき総額で特定取引資産及び特定取引負債中の「特定金融派生商品」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「その他の負債」が61,077百万円減少し、特定取引資産及び特定取引負債中の「特定金融派生商品」がそれぞれ19,741百万円及び80,818百万円増加しております。

2. 有価証券の評価基準及び評価方法

（1）有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については決算日前1カ月の市場価格の平均等、それ以外については決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。

（2）金銭の信託において信託財産を構成している有価証券の評価は、上記1.及び2.（1）と同じ方法により行っております。

3. デリバティブ取引の評価基準及び評価方法

デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。

4. 固定資産の減価償却の方法

（1）動産不動産

動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用しております。なお、主な耐用年数は次のとおりであります。

・建物　　7年～50年
・動産　　2年～20年

（2）ソフトウェア

自社利用のソフトウェアについては、行内における利用可能期間（5年）に基づく定額法により償却しております。

5. 繰延資産の処理方法

社債発行費は支出時に全額費用として処理しております。また、社債発行差金については資産として計上し、社債の償還期間にわたり均等償却を行っております。

6. 外貨建ての資産及び負債の本邦通貨への換算基準

外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として決算日の為替相場による円換算額を付しております。

外貨建取引等の会計処理のうち、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引については、前事業年度は業種別監査委員会報告第25号等による経過措置を適用しておりましたが、当事業年度より、同報告の本則規定に基づくヘッジ会計を適用しております。

この変更に伴い、従来、期間損益計算していた当該為替スワップ取引を時価評価し、正味の債権及び債務を貸借対照表に計上したため、従来の方法によった場合に比べ、「未収収益」は128百万円減少、「未払費用」は32百万円減少、「その他の負債」は2,202百万円減少し、その他資産中の「金融派生商品」は1,137百万円増加、その他負債中の「金融派生商品」は3,251百万円増加し、繰延ヘッジ損失は総額で13百万円、繰延ヘッジ利益は総額で7百万円それぞれ増加しております。なお、この変更に伴う損益への影響はありません。

また、通貨スワップ取引及び先物外国為替取引等に係る円換算差金は、従来、純額で「その他の資産」又は「その他の負債」として計上しておりましたが、当事業年度より、業種別監査委員会報告第25号に基づき総額でその他資産及びその他負債中の「金融派生商品」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「その他の資産」が59,704百万円減少し、その他資産及びその他負債中の「金融派生商品」がそれぞれ510,447百万円及び450,743百万円増加しております。

なお、通貨オプション取引に係る正味の債権及び債務については、従来「その他の資産」及び「その他の負債」として計上しておりましたが、業種別監査委員会報告第25号の本則規定適用に併せて、当事業年度より、その他資産及びその他負債中の「金融派生商品」として計上しております。この変更により、従来の方法によった場合に比べ、「その他の資産」が104,092百万円、「その他の負債」が87,254百万円それぞれ減少し、その他資産中の「金融派生商品」が104,092百万円、その他負債中の「金融派生商品」が87,254百万円それぞれ増加しております。

7. 引当金の計上基準

（1）貸倒引当金

貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

なお、今後の管理に注意を要する債務者に対する債権のうち、当該債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（DCF法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業関係店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は889,361百万円であります。

（2）賞与引当金

賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当事業年度に帰属する額を計上しております。

（3）退職給付引当金

退職給付引当金は、従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務：
その発生年度の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により損益処理

数理計算上の差異：
各発生年度の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌事業年度から損益処理

なお、会計基準変更時差異については、5年による按分額を費用処理しております。

当行は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成16年1月26日に厚生労働大臣から将来分支給義務免除の認可を受けております。これに伴い、当行は、「退職給付会計に関する実務指針（中間報告）」（日本公認会計士協会会計制度委員会報告第13号）第47－2項に定める経過措置を適用し、当該認可の日において代行部分に係る退職給付債務及び返還相当額の年金資産を消滅したものとみなして会計処理を行っております。

本処理に伴う当事業年度における損益に与える影響額は、特別利益として59,095百万円を計上しております。

また、当事業年度末において測定された年金資産の返還相当額（最低責任準備金）は184,014百万円であります。

（4）日本国際博覧会出展引当金

2005年に愛知県において開催される「2005年日本国際博覧会」（愛知万博）への出展費用に関し、日本国際博覧会出展引当金を計上しております。

なお、この引当金は租税特別措置法第57条の2の準備金を含んでおります。

（5）金融先物取引責任準備金

金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。

8. リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

9. ヘッジ会計の方法

・金利リスク・ヘッジ

金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。

前事業年度は、多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する「マクロヘッジ」について、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）による経過措置を適用しておりましたが、当事業年度からは、小口多数の金銭債権債務に対する包括ヘッジについて、同報告の本則規定を適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。

会計処理については、金融資産・負債から生じる金利リスクのヘッジ会計の方法として従来繰延ヘッジを適用しておりましたが、当事業年度における債券相場環境の変化に対応して債券に対するヘッジ取引の規模が拡大したことを踏まえ、ヘッジ取引の効果をより適切に財務諸表に反映させることを目的として、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については時価ヘッジを適用しております。この変更に伴い、従来の方法によった場合に比べ、「繰延ヘッジ損失」及び「その他有価証券評価差額金」がそれぞれ28,948百万円及び13,923百万円減少し、「繰延税金資産」が9,528百万円増加しております。

また、従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、上記の変更に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、当事業年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当事業年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は320,513百万円、繰延ヘッジ利益の総額は293,837百万円であります。

・為替変動リスク・ヘッジ

異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、業種別監査委員会報告第25号の本則規定に基づく繰延ヘッジを適用しております。

これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。

また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

・内部取引等

デリバティブ取引のうち特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。

10. 消費税等の会計処理

消費税及び地方消費税の会計処理は、税抜方式によっております。

【表示方法の変更】

（貸借対照表関係）

1. 銀行法施行規則別紙様式が「銀行法施行規則の一部を改正する内閣府令」（平成16年内閣府令第40号）により改正されたことに伴い、従来、資本準備金の取崩しによって生ずる剰余金は、「資本準備金減少差益」として表示しておりましたが、当事業年度より「資本金及び資本準備金減少差益」として表示しております。

2. 有価証券等の取引に際して、取引の約定時点を基準として貸借対照表上での認識又は認識の取りやめを行なうことに伴う未受渡し代金相当額につきましては、従来純額で「その他の資産」又は「その他の負債」に含めて表示しておりましたが、当事業年度より純額で「取引約定未収金」又は「取引約定未払金」として区分掲記しております。

なお、前事業年度末における取引約定未収金は、197,711百万円であります。

（損益計算書関係）

社債発行差金の償却額は、従来、「社債発行差金償却」として区分掲記しておりましたが、「銀行法施行規則の一部を改正する内閣府令」（平成16年内閣府令第40号）により、銀行法施行規則別紙様式が改正されたことに伴い、当事業年度からは「社債利息」に含めて表示しております。

（貸借対照表関係）

※1. 子会社の株式及び出資総額　　　1,217,017百万円

※2. 無担保の消費貸借契約により貸し付けている有価証券が、「国債」及び「株式」に合計 6,794百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「国債」に99百万円含まれております。

無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差入れている有価証券は 1,012,995百万円、当事業年度末に当該処分をせずに所有しているものは 143,704百万円であります。

※3. 貸出金のうち、破綻先債権額は 67,183百万円、延滞債権額は 1,460,787百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、7,522百万円であります。

なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイから木までに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。

また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

※4. 貸出金のうち、3カ月以上延滞債権額は 47,618百万円であります。

なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

※5. 貸出金のうち、貸出条件緩和債権額は 1,199,301百万円であります。

なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

※6. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は 2,774,889百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、7,522百万円であります。

なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。

※7. 手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は 948,981百万円であります。

※8. 担保に供している資産は次のとおりであります。

担保に供している資産
現金預け金	44,541百万円
特定取引資産	530,724百万円
有価証券	10,478,190百万円
貸出金	1,375,426百万円

担保資産に対応する債務
コールマネー	1,385,000百万円
売現先勘定	1,037,348百万円
債券貸借取引受入担保金	5,700,206百万円
売渡手形	3,725,600百万円
支払承諾	94,962百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金 42,487百万円、特定取引資産 3,908百万円、有価証券 6,873,993百万円及び貸出金 55,000百万円を差し入れております。

※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、29,127,401百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが 26,845,708百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

※10. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で「繰延ヘッジ損失」として計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は 615,827百万円、繰延ヘッジ利益の総額は 562,997百万円であります。

※11. 土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

再評価を行った年月日
平成10年3月31日及び平成14年3月31日
同法律第3条第3項に定める再評価の方法
土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出
同法律第10条に定める再評価を行った事業用土地の当事業年度末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より 14,640百万円下回っております。

※12. 動産不動産の減価償却累計額　　455,940百万円

※13. 動産不動産の圧縮記帳額　　　　68,364百万円
（当事業年度圧縮記帳額　　　　一百万円）

※14. 借入金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金 2,261,055百万円が含まれております。

※15. 社債には、劣後特約付社債 1,007,058百万円が含まれております。

※16. 会社が発行する株式の総数
普通株式	100,000千株
第一種優先株式	67千株
第二種優先株式	100千株
第三種優先株式	800千株
第四種優先株式	250千株
第五種優先株式	250千株
第六種優先株式	300千株

発行済株式総数
普通株式	54,811千株
第一種優先株式	67千株
第二種優先株式	100千株
第三種優先株式	800千株

※17. 資本準備金による欠損てん補
欠損てん補に充当された金額	4,881百万円
欠損てん補を行った年月	平成13年6月

※18. 商法施行規則第124条第3号に規定する時価を付したことにより増加した純資産額は 557,016百万円であります。

(損益計算書関係)

※1. その他の経常費用には、延滞債権等を売却したことによる損失260,876百万円を含んでおります。

※2. その他の特別利益には、貸倒引当金戻入益65,342百万円、厚生年金基金の代行部分の将来支給義務免除に係る利益59,095百万円、東京都外形標準課税訴訟の訴訟上の和解成立による還付税金38,236百万円及び還付加算金2,127百万円を含んでおります。

※3. その他の特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額19,473百万円を含んでおります。

(リース取引関係)

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

・リース物件の取得価額相当額、減価償却累計額相当額及び事業年度末残高相当額

（金額単位 百万円）

	動産	その他	合計
取得価額相当額	9,866	414	10,280
減価償却累計額相当額	6,785	342	7,127
事業年度末残高相当額	3,081	72	3,153

・未経過リース料事業年度末残高相当額

（金額単位 百万円）

1年内	1年超	合計
1,757	1,641	3,399

・当事業年度の支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	2,444百万円
減価償却費相当額	2,264百万円
支払利息相当額	117百万円

・減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

・利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各事業年度への配分方法については、利息法によっております。

2. オペレーティング・リース取引

・未経過リース料

（金額単位 百万円）

1年内	1年超	合計
13,990	72,066	86,056

(税効果会計関係)

1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

（金額単位 百万円）

繰延税金資産	
税務上の繰越欠損金	951,415
貸倒引当金	429,307
有価証券償却	378,628
貸出金償却	282,759
退職給付引当金	82,285
減価償却費	7,078
その他	65,481
繰延税金資産小計	2,196,955
評価性引当額	△357,341
繰延税金資産合計	1,839,613
繰延税金負債	
その他有価証券評価差額金	△216,498
退職給付信託設定益	△25,520
その他	△7,076
繰延税金負債合計	△249,095
繰延税金資産の純額	1,590,518

2. 法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳

（単位 ％）

法定実効税率	38.62
（調整）	
受取配当金益金不算入	△1.79
外国税額	2.38
評価性引当額	△27.84
全国一律外形標準課税導入に伴う税率変更	△6.82
その他	1.01
税効果会計適用後の法人税等の負担率	5.56

3. 法人税等の税率の変更による繰延税金資産及び繰延税金負債の修正額

「地方税法等の一部を改正する法律」（平成15年法律第9号）が平成15年3月31日に公布されましたが、当事業年度において、一部の地方自治体が外形標準事業税に超過税率の適用を決めたことに伴い、当行の繰延税金資産及び繰延税金負債の計算に使用する法定実効税率は、前事業年度の40.46％から40.63％となり、「繰延税金資産」は6,654百万円増加し、当事業年度に計上された「法人税等調整額」は7,560百万円減少しております。また、「再評価に係る繰延税金負債」は232百万円増加し、「土地再評価差額金」は同額減少し、「その他有価証券評価差額金」は905百万円減少しております。

(1株当たり情報)

（金額単位 円）

1株当たり純資産額	28,641.10
1株当たり当期純利益	5,228.80
潜在株式調整後1株当たり当期純利益	5,221.53

（注）1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定上の基礎は、次のとおりであります。

1株当たり当期純利益	
当期純利益	301,113百万円
普通株主に帰属しない金額	14,513百万円
（うち優先配当額）	14,513百万円
普通株式に係る当期純利益	286,600百万円
普通株式の期中平均株式数	54,811千株
潜在株式調整後1株当たり当期純利益	
当期純利益調整額	703百万円
（うち優先配当額）	703百万円
普通株式増加数	211千株
（うち優先株式）	211千株
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含めなかった潜在株式の概要	第二種優先株式（発行済株式数100千株）第三種優先株式（発行済株式数800千株）

三井住友銀行　財務諸表

三井住友フィナンシャルグループ 159

有価証券の範囲

貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、コマーシャル・ペーパー及び短期社債、「現金預け金」中の譲渡性預け金も含めて記載しております。

（1）売買目的有価証券

（金額単位　百万円）

	平成16年3月末	
	貸借対照表計上額	当期の損益に含まれた評価差額
売買目的有価証券	1,115,686	△32

（2）満期保有目的の債券で時価のあるもの

（金額単位　百万円）

	平成16年3月末				
	貸借対照表計上額	時価	差額	うち益	うち損
国債	508,559	500,034	△8,525	1,739	10,265
その他	10,380	11,259	879	879	—
合計	518,939	511,293	△7,646	2,618	10,265

（注）1．時価は、当事業年度末日における市場価格等に基づいております。
　　　2．「うち益」「うち損」はそれぞれ「差額」の内訳であります。

（3）子会社株式及び関連会社株式で時価のあるもの

（金額単位　百万円）

	平成16年3月末		
	貸借対照表計上額	時価	差額
子会社株式	81,184	122,881	41,696
関連会社株式	—	—	—
合計	81,184	122,881	41,696

（注）時価は、当事業年度末日における市場価格等に基づいております。

（4）その他有価証券で時価のあるもの

（金額単位　百万円）

	平成16年3月末				
	取得原価	貸借対照表計上額	評価差額	うち益	うち損
株式	2,152,209	2,803,310	651,101	711,514	60,413
債券	14,694,195	14,592,305	△101,890	16,211	118,101
国債	13,476,388	13,388,484	△87,903	12,998	100,902
地方債	426,236	417,831	△8,405	950	9,356
社債	791,571	785,989	△5,581	2,261	7,843
その他	5,107,263	5,114,199	6,935	29,346	22,410
目的区分変更	—	—	36	36	—
合計	21,953,668	22,509,815	556,183	757,109	200,925

（注）1．貸借対照表計上額は、株式については当事業年度末日前1カ月の市場価格の平均等に基づいて算定された額により、また、それ以外については、当事業年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
　　　2．「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
　　　3．上記の評価差額のうち、時価ヘッジの適用により損益に反映させた額は23,452百万円（収益）であります。
時価ヘッジの適用の結果、資本直入処理の対象となる額は532,730百万円であり、同対象額から繰延税金負債216,448百万円を差し引いた額316,282百万円が「その他有価証券評価差額金」に含まれております。

4．その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって貸借対照表価額とし、評価差額を当期の損失として処理（以下、「減損処理」という。）しております。当期におけるこの減損処理額は215百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30％以上下落
正常先	時価が取得原価に比べて50％以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

（5）時価のない有価証券の主な内容及び貸借対照表計上額

（金額単位　百万円）

	平成16年3月末
子会社・関連会社株式	
子会社株式	1,113,717
関連会社株式	14,127
その他	22,115
その他有価証券	
非上場株式（店頭売買株式を除く）	497,426
非上場債券	1,585,770
非上場外国証券	168,541
その他	126,934

（6）その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位　百万円）

	平成16年3月末			
	1年以内	1年超5年以内	5年超10年以内	10年超
債券	2,709,996	8,966,350	3,904,980	1,105,308
国債	2,586,741	7,007,183	3,201,294	1,101,824
地方債	1,174	194,285	221,852	519
社債	122,080	1,764,880	481,834	2,964
その他	301,404	4,119,550	426,442	386,108
合計	3,011,400	13,085,900	4,331,423	1,491,417

有価証券の範囲
貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券及びコマーシャル・ペーパー、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権も含めて記載しております。

（1）売買目的有価証券

（金額単位　百万円）

	平成15年3月末	
	貸借対照表計上額	前期の損益に含まれた評価差額
売買目的有価証券	1,304,092	414

（2）満期保有目的の債券で時価のあるもの

（金額単位　百万円）

	平成15年3月末				
	貸借対照表計上額	時価	差額		
				うち益	うち損
国債	261,027	263,844	2,816	2,816	—
その他	24,747	25,734	986	1,092	105
合計	285,775	289,578	3,803	3,909	105

(注) 1. 時価は、前事業年度末日における市場価格等に基づいております。
　　　2. 「うち益」「うち損」はそれぞれ「差額」の内訳であります。

（3）子会社株式及び関連会社株式で時価のあるもの

（金額単位　百万円）

	平成15年3月末		
	貸借対照表計上額	時価	差額
子会社株式	80,640	60,212	△20,428
関連会社株式	—	—	—
合計	80,640	60,212	△20,428

(注) 時価は、前事業年度末日における市場価格等に基づいております。

（4）その他有価証券で時価のあるもの

（金額単位　百万円）

	平成15年3月末				
	取得原価	貸借対照表計上額	評価差額		
				うち益	うち損
株式	3,068,818	2,916,463	△152,354	105,269	257,624
債券	13,185,483	13,294,195	108,712	112,417	3,705
国債	12,013,653	12,088,036	74,383	77,719	3,336
地方債	285,316	294,274	8,957	9,041	84
社債	886,513	911,885	25,371	25,656	284
その他	4,257,285	4,283,071	25,785	39,993	14,207
目的区分変更	—	—	36	36	—
合計	20,511,587	20,493,730	△17,820	257,717	275,537

(注) 1. 貸借対照表計上額は、株式については前事業年度末日前1カ月の市場価格の平均等に基づいて算定された額により、また、それ以外については、前事業年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
　　　2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
　　　3. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって貸借対照表価額とし、評価差額を前期の損失として処理（以下、「減損処理」という。）しております。前期におけるこの減損処理額は65百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。
　　　　破綻先、実質破綻先、破綻懸念先　時価が取得原価に比べて下落
　　　　要注意先　　　　　　　　　　　時価が取得原価に比べて30％以上下落
　　　　正常先　　　　　　　　　　　　時価が取得原価に比べて50％以上下落
　　　　なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

（5）時価のない有価証券の主な内容及び貸借対照表計上額

（金額単位　百万円）

	平成15年3月末
満期保有目的の債券	
非上場外国証券	404
子会社・関連会社株式	
子会社株式	1,087,745
関連会社株式	15,402
その他	16,933
その他有価証券	
非上場債券	1,169,222
非上場外国証券	193,160
非上場株式（店頭売買株式を除く）	246,305
その他	125,308

金銭の信託関係 （平成15年度　自 平成15年4月1日　至 平成16年3月31日）

（1）運用目的の金銭の信託

該当ありません。

（2）満期保有目的の金銭の信託

該当ありません。

（3）その他の金銭の信託
（運用目的及び満期保有目的以外の金銭の信託）

（金額単位　百万円）

	平成16年3月末				
	取得原価	貸借対照表計上額	評価差額	うち益	うち損
その他の金銭の信託	3,628	3,749	121	222	100

（注）1. 貸借対照表計上額は、当事業年度末日における市場価格等に基づく時価により計上したものであります。
　　　2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

金銭の信託関係 （平成14年度　自 平成14年4月1日　至 平成15年3月31日）

（1）運用目的の金銭の信託

（金額単位　百万円）

	平成15年3月末	
	貸借対照表計上額	前期の損益に含まれた評価差額
運用目的の金銭の信託	1,629	12

（2）満期保有目的の金銭の信託

該当ありません。

（3）その他の金銭の信託
（運用目的及び満期保有目的以外の金銭の信託）

（金額単位　百万円）

	平成15年3月末				
	取得原価	貸借対照表計上額	評価差額	うち益	うち損
その他の金銭の信託	23,043	22,999	△44	510	555

（注）1. 貸借対照表計上額は、前事業年度末日における市場価格等に基づく時価により計上したものであります。
　　　2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

三井住友銀行　財務諸表

取引の時価等に関する事項

(1) 金利関連取引

（金額単位 百万円）

区分	種類	平成16年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	金利先物	165,294,250	6,115,456	△1,277	△1,277
	金利オプション	1,003,846	534,666	△18	△18
店頭	金利先渡契約	11,048,212	2,070,000	△1,160	△1,160
	金利スワップ	351,227,103	268,949,376	254,403	254,403
	金利スワップション	4,091,102	1,719,277	5,493	5,493
	キャップ	1,751,330	1,388,387	△430	△430
	フロアー	364,221	312,640	2,569	2,569
	その他	—	—	—	—
合計				259,581	259,581

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(2) 通貨関連取引

（金額単位 百万円）

区分	種類	平成16年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ	8,256,339	7,160,412	45,627	94,089
	通貨スワップション	1,781,353	1,736,235	24,235	24,235
	為替予約	26,051,564	884,765	46,723	46,723
	通貨オプション	5,627,148	1,769,855	16,838	16,838
合計				133,425	181,887

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
割引現在価値等により算定しております。
3. 従来、引直し対象の為替予約、通貨オプション等は、当事業年度から上記に含めて記載しております。

(3) 株式関連取引

（金額単位 百万円）

区分	種類	平成16年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	株式指数先物	3,349	—	63	63
合計				63	63

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(4) 債券関連取引

（金額単位 百万円）

区分	種類	平成16年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	債券先物	4,958,852	—	△11,705	△11,705
	債券先物オプション	338,500	—	△703	△703
店頭	債券店頭オプション	5,225,680	—	12,196	12,196
合計				△212	△212

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、オプション価格計算モデル等により算定しております。

(5) 商品関連取引

（金額単位 百万円）

区分	種類	平成16年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	商品スワップ	173,166	169,256	4,190	4,190
	商品オプション	8,906	8,627	21	21
合計				4,211	4,211

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3. 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引

（金額単位 百万円）

区分	種類	平成16年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	クレジット・デフォルト・オプション	13,000	13,000	△6	△6
	その他	2,894	—	3	3
合計				△2	△2

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。

三井住友銀行 財務諸表

取引の時価等に関する事項

（1）金利関連取引

（金額単位　百万円）

区分	種類	平成15年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	金利先物	92,339,698	10,224,613	5,711	5,711
	金利オプション	1,831,703	205,802	△23	△23
店頭	金利先渡契約	5,843,004	1,045,000	177	177
	金利スワップ	258,232,044	192,650,703	219,260	219,260
	金利スワップション	2,189,392	1,318,856	△4,163	△4,163
	キャップ	3,237,463	2,099,085	655	655
	フロアー	317,848	262,000	3,907	3,907
	その他	74,592	74,592	229	229
合計				225,756	225,756

（注） 1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

（2）通貨関連取引

（金額単位　百万円）

区分	種類	平成15年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ	6,504,001	5,103,517	△4,863	△4,863
	通貨スワップション	1,195,243	1,195,243	10,550	10,550
合計				5,687	5,687

（注） 1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引及び下記（注）3.の取引は、上記記載から除いております。
2. 時価の算定
割引現在価値等により算定しております。
3. 先物為替予約、通貨オプション等のうち、前事業年度末日に引直しを行い、その損益を損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の貸借対照表表示に反映されているものについては、上記記載から除いております。
引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

（金額単位　百万円）

区分	種類	平成15年3月末
		契約額等
店頭	為替予約	27,586,976
	通貨オプション	6,197,358

（3）株式関連取引

（金額単位　百万円）

区分	種類	平成15年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	有価証券店頭オプション	0	—	0	0
	有価証券店頭指数等スワップ	—	—	—	—
	その他	—	—	—	—
合計				0	0

（注） 1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

（4）債券関連取引

（金額単位　百万円）

区分	種類	平成15年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	債券先物	229,921	—	△289	△289
	債券先物オプション	4,000	—	△8	△8
店頭	債券店頭オプション	—	—	—	—
合計				△297	△297

（注） 1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、オプション価格計算モデル等により算定しております。

（5）商品関連取引

（金額単位　百万円）

区分	種類	平成15年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	商品スワップ	62,099	54,717	769	769
	商品オプション	12,738	8,126	28	28
合計				797	797

（注） 1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3. 商品はオイルに係るものであります。

（6）クレジットデリバティブ取引

（金額単位　百万円）

区分	種類	平成15年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	クレジット・デフォルト・オプション	—	—	—	—
	その他	2,056	1,600	7	7
合計				7	7

（注） 1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。

三井住友銀行　財務諸表

損益の状況（連結）

■ 国内・海外別収支

（金額単位　百万円）

区分	平成14年度				平成15年度			
	国内	海外	相殺消去額(△)	合計	国内	海外	相殺消去額(△)	合計
資金運用収益	1,436,074	421,432	△39,980	1,817,526	1,363,268	238,922	△41,485	1,560,705
資金調達費用	241,920	209,909	△34,473	417,356	225,847	100,641	△31,435	295,053
資金運用収支	1,194,153	211,522	△5,506	1,400,170	1,137,420	138,280	△10,049	1,265,651
信託報酬	7	—	—	7	334	—	—	334
役務取引等収益	395,637	28,765	△168	424,235	392,956	30,604	△1,495	422,066
役務取引等費用	70,742	3,715	△200	74,257	87,775	4,309	△629	91,455
役務取引等収支	324,894	25,050	32	349,977	305,180	26,295	△865	330,610
特定取引収益	193,188	23,417	△10,109	206,496	289,432	23,302	△7,723	305,011
特定取引費用	7,401	3,433	△10,109	725	8,628	11	△7,723	916
特定取引収支	185,787	19,983	—	205,770	280,804	23,290	—	304,094
その他業務収益	909,202	38,544	△711	947,036	212,128	19,006	△117	231,017
その他業務費用	701,107	20,197	△111	721,193	213,614	10,729	△878	223,464
その他業務収支	208,095	18,347	△599	225,842	△1,486	8,277	761	7,552

（注）1.「国内」とは当行（海外店を除く）及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。
　　　2. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用（平成14年度48百万円、平成15年度21百万円）を資金調達費用から控除して表示しております。
　　　3.「国内」「海外」間の内部取引は、「相殺消去額（△）」欄に表示しております。

■ 資金運用・調達勘定平均残高、利息、利回り

（金額単位　百万円）

国内	平成14年度			平成15年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	83,803,278	1,436,074	1.71%	80,116,238	1,363,268	1.70%
うち貸出金	57,714,603	1,091,736	1.89	54,452,750	1,016,646	1.87
うち有価証券	21,671,434	216,056	1.00	23,090,843	230,993	1.00
うちコールローン及び買入手形	627,785	1,936	0.31	547,686	1,840	0.34
うち買現先勘定	120,981	3	0.00	33,898	3	0.01
うち債券貸借取引支払保証金	1,254,675	225	0.02	515,980	104	0.02
うち預け金	823,298	12,822	1.56	666,233	6,972	1.05
資金調達勘定	86,428,380	241,920	0.28	83,510,193	225,847	0.27
うち預金	58,316,729	63,326	0.11	59,917,916	50,922	0.08
うち譲渡性預金	5,739,513	2,074	0.04	4,281,885	847	0.02
うちコールマネー及び売渡手形	10,166,594	1,109	0.01	7,186,407	1,242	0.02
うち売現先勘定	1,036,569	74	0.01	1,711,425	105	0.01
うち債券貸借取引受入担保金	3,853,983	28,830	0.75	5,090,264	48,622	0.96
うちコマーシャル・ペーパー	268,052	380	0.14	6,997	4	0.07
うち借用金	3,559,473	80,487	2.26	2,050,391	59,038	2.88
うち社債	2,537,030	38,045	1.50	2,781,324	43,278	1.56

（注）1.「国内」とは、当行（海外店を除く）及び国内連結子会社であります。
　　　2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の国内連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
　　　3. 無利息預け金の平均残高（平成14年度814,452百万円、平成15年度1,318,691百万円）を資金運用勘定から控除して表示しております。
　　　4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（平成14年度43,701百万円、平成15年度21,933百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（平成14年度43,701百万円、平成15年度21,933百万円）及び利息（平成14年度46百万円、平成15年度21百万円）を資金調達勘定から、それぞれ控除して表示しております。

海外	平成14年度			平成15年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	9,690,916	421,432	4.35%	7,391,661	238,922	3.23%
うち貸出金	6,252,263	204,679	3.27	5,064,994	148,501	2.93
うち有価証券	1,745,522	58,303	3.34	1,036,961	35,639	3.44
うちコールローン及び買入手形	120,354	2,242	1.86	101,843	2,200	2.16
うち買現先勘定	100,914	1,348	1.34	127,275	2,538	1.99
うち債券貸借取引支払保証金	—	—	—	—	—	—
うち預け金	970,063	22,153	2.28	703,330	7,008	1.00
資金調達勘定	6,812,607	209,909	3.08	5,109,984	100,641	1.97
うち預金	3,994,367	89,254	2.23	3,404,225	55,119	1.62
うち譲渡性預金	200,607	5,503	2.74	96,735	2,697	2.79
うちコールマネー及び売渡手形	168,107	2,614	1.56	123,925	1,355	1.09
うち売現先勘定	1,059,369	18,111	1.71	354,094	4,107	1.16
うち債券貸借取引受入担保金	—	—	—	—	—	—
うちコマーシャル・ペーパー	—	—	—	—	—	—
うち借用金	212,650	6,168	2.90	113,752	2,179	1.92
うち社債	1,159,507	38,169	3.29	1,004,354	31,577	3.14

（注）1.「海外」とは、当行の海外店及び海外連結子会社であります。
　　　2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の海外連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
　　　3. 無利息預け金の平均残高（平成14年度22,906百万円、平成15年度29,738百万円）を資金運用勘定から控除して表示しております。
　　　4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（平成14年度67百万円、平成15年度－百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（平成14年度67百万円、平成15年度－百万円）及び利息（平成14年度1百万円、平成15年度－百万円）を資金調達勘定から、それぞれ控除して表示しております。

合計	平成14年度			平成15年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	92,471,081	1,817,526	1.97%	86,501,290	1,560,705	1.80%
うち貸出金	62,968,968	1,262,140	2.00	58,663,957	1,134,996	1.93
うち有価証券	23,416,587	268,840	1.15	24,127,804	256,601	1.06
うちコールローン及び買入手形	748,139	4,179	0.56	649,529	4,040	0.62
うち買現先勘定	221,896	1,352	0.61	161,173	2,542	1.58
うち債券貸借取引支払保証金	1,254,675	225	0.02	515,980	104	0.02
うち預け金	1,769,561	34,759	1.96	1,217,563	12,679	1.04
資金調達勘定	92,217,203	417,356	0.45	87,597,113	295,053	0.34
うち預金	62,286,624	152,364	0.24	63,153,721	104,741	0.17
うち譲渡性預金	5,940,120	7,578	0.13	4,378,620	3,545	0.08
うちコールマネー及び売渡手形	10,334,702	3,724	0.04	7,310,332	2,598	0.04
うち売現先勘定	2,095,938	18,185	0.87	2,065,520	4,212	0.20
うち債券貸借取引受入担保金	3,853,983	28,830	0.75	5,090,264	48,622	0.96
うちコマーシャル・ペーパー	268,052	380	0.14	6,997	4	0.07
うち借用金	2,774,225	52,380	1.89	1,310,322	31,084	2.37
うち社債	3,696,169	76,202	2.06	3,785,679	74,855	1.98

（注）1. 上記計数は、「国内」「海外」間の内部取引を消去した合算計数であります。
　　　2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
　　　3. 無利息預け金の平均残高（平成14年度836,686百万円、平成15年度1,332,007百万円）を資金運用勘定から控除して表示しております。
　　　4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（平成14年度43,769百万円、平成15年度21,933百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（平成14年度43,769百万円、平成15年度21,933百万円）及び利息（平成14年度48百万円、平成15年度21百万円）を資金調達勘定から、それぞれ控除して表示しております。

三井住友銀行

損益の状況（連結）

■役務取引の状況

（金額単位　百万円）

区分	平成14年度				平成15年度			
	国内	海外	相殺消去額(△)	合計	国内	海外	相殺消去額(△)	合計
役務取引等収益	395,637	28,765	△168	424,235	392,956	30,604	△1,495	422,066
うち預金・貸出業務	14,117	15,683	△3	29,797	18,449	17,995	△878	35,566
うち為替業務	107,473	5,923	△0	113,396	114,231	5,756	△613	119,374
うち証券関連業務	30,819	2	—	30,822	43,884	0	—	43,884
うち代理業務	15,325	—	—	15,325	16,247	—	—	16,247
うち保護預り・貸金庫業務	4,973	5	—	4,978	5,923	3	—	5,927
うち保証業務	26,556	2,069	△164	28,462	30,377	2,845	△2	33,221
うちクレジットカード関連業務	86,145	—	—	86,145	8,820	—	—	8,820
役務取引等費用	70,742	3,715	△200	74,257	87,775	4,309	△629	91,455
うち為替業務	20,461	1,327	△0	21,789	21,952	2,128	△527	23,553

（注）1.「国内」とは当行（海外店を除く）及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。
　　　2.「国内」「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

■特定取引の状況

（金額単位　百万円）

区分	平成14年度				平成15年度			
	国内	海外	相殺消去額(△)	合計	国内	海外	相殺消去額(△)	合計
特定取引収益	193,188	23,417	△10,109	206,496	289,432	23,302	△7,723	305,011
うち商品有価証券収益	6,328	2,861	—	9,190	6,735	—	—	6,735
うち特定取引有価証券収益	—	—	—	—	—	—	—	—
うち特定金融派生商品収益	186,477	20,555	△10,109	196,924	282,697	23,302	△7,723	298,275
うちその他の特定取引収益	381	—	—	381	—	—	—	—
特定取引費用	7,401	3,433	△10,109	725	8,628	11	△7,723	916
うち商品有価証券費用	—	—	—	—	—	—	—	—
うち特定取引有価証券費用	725	—	—	725	904	—	—	904
うち特定金融派生商品費用	6,675	3,433	△10,109	—	7,723	—	△7,723	—
うちその他の特定取引費用	—	—	—	—	—	11	—	11

（注）1.「国内」とは当行（海外店を除く）及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。
　　　2.「国内」「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

三井住友銀行 ■ 損益の状況（連結）

資産・負債の状況（連結）

表中の平成13年度は、旧わかしお銀行を連結子会社とする旧三井住友銀行の計数を表示しております。

■預金・譲渡性預金

期末残高 （金額単位　百万円）

区分		平成14年3月末	平成15年3月末	平成16年3月末
国内	流動性預金	32,824,002	34,812,728	36,880,645
	定期性預金	22,837,970	20,588,487	20,308,522
	その他	4,099,619	4,258,026	4,766,398
	計	59,761,592	59,659,242	61,955,566
	譲渡性預金	6,283,136	4,776,264	3,491,393
	合計	66,044,728	64,435,507	65,446,960
海外	流動性預金	4,579,035	2,733,493	2,865,697
	定期性預金	634,673	593,179	564,776
	その他	10,674	10,089	8,036
	計	5,224,383	3,336,761	3,438,510
	譲渡性預金	378,960	112,753	96,070
	合計	5,603,344	3,449,515	3,534,580
総合計		71,648,073	67,885,022	68,981,540

（注）1.「国内」とは当行（海外店を除く）及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。
　　　2. 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
　　　3. 定期性預金＝定期預金＋定期積金

■貸出金の業種別構成

期末残高 （金額単位　百万円）

区分		平成14年3月末	
		金額	構成比
国内 （除く特別国際 金融取引勘定分）	製造業	7,847,614	13.58%
	農業、林業、漁業及び鉱業	204,176	0.36
	建設業	3,148,042	5.45
	運輸、通信その他公益事業	2,948,100	5.10
	卸売・小売業及び飲食店	7,672,699	13.28
	金融・保険業	4,257,910	7.37
	不動産業	9,401,219	16.27
	サービス業	6,985,944	12.09
	地方公共団体	404,860	0.70
	その他	14,904,395	25.80
	合計	57,774,965	100.00
海外及び特別国際 金融取引勘定分	政府等	183,344	3.12
	金融機関	355,561	6.06
	商工業	5,119,312	87.20
	その他	212,401	3.62
	合計	5,870,621	100.00
総合計		63,645,586	—

（注）「国内」とは当行（海外店を除く）及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。

区分		平成15年3月末		平成16年3月末	
		金額	構成比	金額	構成比
国内 (除く特別国際 金融取引勘定分)	製造業	6,321,452	11.17%	6,133,208	11.92%
	農業、林業、漁業及び鉱業	207,514	0.37	142,574	0.28
	建設業	2,630,118	4.65	1,950,119	3.79
	運輸、情報通信、公益事業	3,076,295	5.44	3,270,116	6.36
	卸売・小売業	6,235,896	11.02	5,871,202	11.41
	金融・保険業	4,543,927	8.03	4,035,142	7.84
	不動産業	9,015,365	15.94	7,948,701	15.45
	各種サービス業	6,172,685	10.91	6,177,383	12.01
	地方公共団体	577,100	1.02	765,640	1.49
	その他	17,789,591	31.45	15,153,844	29.45
	合計	56,569,948	100.00	51,447,932	100.00
海外及び特別国際 金融取引勘定分	政府等	141,742	3.05	81,737	2.05
	金融機関	314,695	6.77	338,458	8.50
	商工業	3,912,861	84.15	3,317,645	83.34
	その他	280,369	6.03	243,193	6.11
	合計	4,649,668	100.00	3,981,034	100.00
総合計		61,219,617	—	55,428,967	—

(注) 1.「国内」とは当行（海外店を除く）及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。
2. 平成14年3月7日付総務省告示第139号により「日本標準産業分類」が改訂され、同年10月1日から適用されたことに伴い、「国内（除く特別国際金融取引勘定分）」に係る各業種別の貸出金残高及び構成比は、改訂後の日本標準産業分類の区分に基づき記載しております。

■リスク管理債権

181ページの「リスク管理債権」に単体計数と並べて掲載しております。

■有価証券残高

期末残高 （金額単位　百万円）

区分		平成14年3月末	平成15年3月末	平成16年3月末
国内	国債	10,038,543	12,813,386	14,377,379
	地方債	500,052	375,204	506,263
	社債	1,430,388	2,369,698	2,651,971
	株式	5,216,483	3,326,510	3,468,250
	その他の証券	2,043,610	3,334,211	4,892,200
	計	19,229,077	22,219,011	25,896,065
海外	国債	75,329	88,250	71,560
	地方債	—	—	—
	社債	—	854	—
	株式	—	—	—
	その他の証券	1,390,225	1,650,405	895,874
	計	1,465,554	1,739,510	967,435
合計		20,694,632	23,958,521	26,863,501

(注) 1.「国内」とは当行（海外店を除く）及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。
　　　2.「その他の証券」には、外国債券及び外国株式を含めております。

■特定取引資産・負債の内訳

（金額単位　百万円）

区分	平成15年3月末				平成16年3月末			
	国内	海外	相殺消去額(△)	合計	国内	海外	相殺消去額(△)	合計
特定取引資産	3,961,696	550,962	△17,263	4,495,396	2,959,570	366,802	△19,592	3,306,780
うち商品有価証券	111,930	113,679	—	225,610	32,516	48,250	—	80,766
うち商品有価証券派生商品	81	—	—	81	139	—	—	139
うち特定取引有価証券	—	—	—	—	—	—	—	—
うち特定取引有価証券派生商品	121	—	—	121	595	—	—	595
うち特定金融派生商品	2,640,783	437,283	△17,263	3,060,803	1,836,358	318,552	△19,592	2,135,318
うちその他の特定取引資産	1,208,779	—	—	1,208,779	1,089,960	—	—	1,089,960
特定取引負債	2,424,433	444,222	△17,263	2,851,391	1,518,119	374,718	△19,592	1,873,245
うち売付商品債券	3,397	6,409	—	9,806	19,855	12,802	—	32,658
うち商品有価証券派生商品	78	—	—	78	242	—	—	242
うち特定取引売付債券	—	—	—	—	—	—	—	—
うち特定取引有価証券派生商品	423	—	—	423	940	—	—	940
うち特定金融派生商品	2,420,079	437,812	△17,263	2,840,629	1,497,081	361,915	△19,592	1,839,404
うちその他の特定取引負債	454	—	—	454	—	—	—	—

(注) 1.「国内」とは当行（海外店を除く）及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。
　　　2.「国内」「海外」間の内部取引は、「相殺消去額（△）」欄に表示しております。

損益の状況（単体）

平成14年度中に旧三井住友銀行と旧わかしお銀行との合併があったため、平成14年度における当行の損益計算書には、被合併法人である旧三井住友銀行の合併前（平成14年4月1日〜平成15年3月16日）の計数は含まれておりませんが、過年度との実質的な比較のために、平成14年度の損益項目については、旧三井住友銀行の合併前の計数を含めて表示しております。

■国内・国際業務部門別粗利益

（単位 百万円、％）

区分	平成14年度			平成15年度		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
資金運用収益	1,105,122	541,970	0 / 1,647,092	1,017,456	375,344	478 / 1,392,322
資金調達費用	79,324	344,430	0 / 423,755	69,570	236,170	478 / 305,262
資金運用収支	1,025,797	197,539	1,223,336	947,885	139,174	1,087,060
信託報酬	7	—	7	334	—	334
役務取引等収益	225,296	53,494	278,790	262,993	59,081	322,075
役務取引等費用	72,447	11,677	84,124	83,827	11,679	95,506
役務取引等収支	152,849	41,816	194,665	179,166	47,401	226,568
特定取引収益	2,496	194,229	196,726	667	282,944	283,611
特定取引費用	0	725	725	1,977	904	2,881
特定取引収支	2,496	193,504	196,000	△1,309	282,039	280,729
その他業務収益	86,409	108,243	194,653	84,531	68,412	149,209
その他業務費用	14,662	33,317	47,980	74,991	88,517	159,774
その他業務収支	71,747	74,925	146,672	9,540	△20,105	△10,565
業務粗利益	1,252,898	507,785	1,760,684	1,135,616	448,510	1,584,127
業務粗利益率	1.67	3.73	1.99	1.62	3.70	1.95

（注）1. 国内業務部門は国内店の円建取引、国際業務部門は国内店の外貨建取引及び海外店の取引であります。ただし、円建対非居住者取引、特別国際金融取引勘定分等は国際業務部門に含めております。
　　　2. 資金調達費用は金銭の信託運用見合費用（平成14年度48百万円、平成15年度21百万円）を控除して表示しております。
　　　3. 資金運用収益及び資金調達費用の合計欄の上段の計数は、国内業務部門と国際業務部門の間の資金貸借の利息（内書き）であります。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額（内書き）を含めております。
　　　4. 平成15年度のその他業務収益及びその他業務費用の合計欄の計数は、金融派生商品損益の純額表示に伴い、国内業務部門と国際業務部門の合算をそれぞれ3,734百万円下回っております。
　　　5. 業務粗利益率＝ $\frac{業務粗利益}{資金運用勘定平均残高} \times 100$

■資金運用・調達勘定平均残高、利息、利回り

（金額単位 百万円）

国内業務部門	平成14年度			平成15年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	(961) / 74,671,786	(0) / 1,105,122	1.47%	70,034,584	1,017,456	1.45%
うち貸出金	53,858,748	932,462	1.73	50,475,233	883,037	1.75
うち有価証券	18,847,060	123,972	0.65	18,598,661	111,185	0.59
うちコールローン	260,378	296	0.11	203,991	103	0.05
うち買現先勘定	93,308	1	0.00	11,508	0	0.00
うち債券貸借取引支払保証金	1,254,648	225	0.01	515,919	104	0.02
うち買入手形	250,527	34	0.01	184,953	5	0.00
うち預け金	101,389	207	0.20	42,471	77	0.18
資金調達勘定	74,115,711	79,324	0.10	(1,000,541) / 71,856,302	(478) / 69,570	0.09
うち預金	51,622,549	21,557	0.04	52,485,951	14,501	0.02
うち譲渡性預金	5,776,955	2,068	0.03	4,324,976	831	0.01
うちコールマネー	2,777,696	320	0.01	2,407,003	73	0.00
うち売現先勘定	1,061,813	76	0.00	1,723,557	104	0.00
うち債券貸借取引受入担保金	2,366,830	284	0.01	2,020,607	219	0.01
うち売渡手形	7,363,971	347	0.00	4,702,846	876	0.01
うちコマーシャル・ペーパー	103,675	82	0.07	2,192	0	0.01
うち借用金	1,026,493	29,554	2.87	936,408	26,743	2.85
うち社債	2,010,430	24,453	1.21	2,213,020	25,243	1.14

（注）1. 資金運用勘定は無利息預け金の平均残高（平成14年度765,932百万円、平成15年度1,247,575百万円）を、資金調達勘定は金銭の信託運用見合額の平均残高（平成14年度43,688百万円、平成15年度21,921百万円）及び利息（平成14年度46百万円、平成15年度21百万円）を、それぞれ控除して表示しております。
　　　2. （　）内は国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息（内書き）であります。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額（内書き）を含めております。
　　　3. 社債の利息には社債発行差金償却を含めております。

国際業務部門	平成14年度			平成15年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	13,612,252	541,970	3.98%	(1,000,541) 12,103,251	(478) 375,344	3.10%
うち貸出金	5,532,654	166,864	3.01	3,769,716	89,853	2.38
うち有価証券	4,283,361	133,865	3.12	5,216,457	138,408	2.65
うちコールローン	142,801	2,565	1.79	160,609	2,130	1.32
うち買現先勘定	61,573	450	0.73	88,578	818	0.92
うち債券貸借取引支払保証金	—	—	—	—	—	—
うち買入手形	—	—	—	—	—	—
うち預け金	1,709,090	33,861	1.98	979,681	11,090	1.12
資金調達勘定	(961) 13,290,079	(0) 344,430	2.59	12,062,826	236,170	1.95
うち預金	7,052,284	124,348	1.76	5,678,463	70,632	1.24
うち譲渡性預金	124,731	4,282	3.43	64,031	2,156	3.36
うちコールマネー	192,898	3,045	1.57	138,887	1,494	1.07
うち売現先勘定	1,015,857	16,639	1.63	291,723	2,984	1.02
うち債券貸借取引受入担保金	1,473,104	28,544	1.93	3,060,699	48,401	1.58
うち売渡手形	—	—	—	—	—	—
うちコマーシャル・ペーパー	—	—	—	—	—	—
うち借用金	2,023,640	77,336	3.82	1,704,931	64,999	3.81
うち社債	445,463	17,527	3.93	654,400	24,197	3.69

(注) 1. 資金運用勘定は無利息預け金の平均残高（平成14年度26,123百万円、平成15年度30,603百万円）を、資金調達勘定は金銭の信託運用見合額の平均残高（平成14年度79百万円、平成15年度−百万円）及び利息（平成14年度2百万円、平成15年度−百万円）を、それぞれ控除して表示しております。
2. （　）内は国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息（内書き）であります。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額（内書き）を含めております。
3. 社債の利息には社債発行差金償却を含めております。
4. 国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式（前月末TT仲値を当該月のノンエクスチェンジ取引に適用する方式）により算出しております。

（金額単位　百万円）

合計	平成14年度			平成15年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	88,283,077	1,647,092	1.86%	81,137,294	1,392,322	1.71%
うち貸出金	59,391,403	1,099,326	1.85	54,244,949	972,891	1.79
うち有価証券	23,130,421	257,837	1.11	23,815,118	249,594	1.04
うちコールローン	403,180	2,861	0.70	364,601	2,233	0.61
うち買現先勘定	154,881	452	0.29	100,087	818	0.81
うち債券貸借取引支払保証金	1,254,648	225	0.01	515,919	104	0.02
うち買入手形	250,527	34	0.01	184,953	5	0.00
うち預け金	1,810,479	34,069	1.88	1,022,152	11,167	1.08
資金調達勘定	87,404,829	423,755	0.48	82,918,587	305,262	0.36
うち預金	58,674,833	145,905	0.24	58,164,414	85,133	0.14
うち譲渡性預金	5,901,687	6,350	0.10	4,389,008	2,988	0.06
うちコールマネー	2,970,595	3,365	0.11	2,545,891	1,567	0.06
うち売現先勘定	2,077,671	16,716	0.80	2,015,281	3,089	0.15
うち債券貸借取引受入担保金	3,839,935	28,828	0.75	5,081,306	48,621	0.95
うち売渡手形	7,363,971	347	0.00	4,702,846	876	0.01
うちコマーシャル・ペーパー	103,675	82	0.07	2,192	0	0.01
うち借用金	3,050,133	106,891	3.50	2,641,340	91,742	3.47
うち社債	2,455,893	41,981	1.70	2,867,421	49,441	1.72

(注) 1. 資金運用勘定は無利息預け金の平均残高（平成14年度792,056百万円、平成15年度1,278,178百万円）を、資金調達勘定は金銭の信託運用見合額の平均残高（平成14年度43,767百万円、平成15年度21,921百万円）及び利息（平成14年度48百万円、平成15年度21百万円）を、それぞれ控除して表示しております。
2. 国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息は、相殺して記載しております。
3. 社債の利息には社債発行差金償却を含めております。

三井住友銀行

損益の状況（単体）

■ 受取・支払利息の分析

(金額単位　百万円)

国内業務部門	平成14年度			平成15年度		
	残高による増減	利率による増減	純増減	残高による増減	利率による増減	純増減
受取利息	△57,984	△50,428	△108,413	△67,656	△20,009	△87,666
うち貸出金	△1,574	△59,964	△61,539	△59,105	9,680	△49,424
うち有価証券	△7,804	△46,946	△54,751	△1,615	△11,172	△12,787
うちコールローン	120	40	160	△54	△139	△193
うち買現先勘定	△423	△448	△871	△1	0	△1
うち買入手形	29	△22	7	△7	△21	△29
うち預け金	149	31	181	△109	△20	△130
支払利息	2,024	△46,377	△44,353	△2,362	△7,391	△9,754
うち預金	3,460	△27,033	△23,573	354	△7,410	△7,055
うち譲渡性預金	△2,063	△2,089	△4,152	△435	△801	△1,236
うちコールマネー	△260	△703	△963	△37	△208	△246
うち売現先勘定	△299	△497	△797	41	△13	28
うち売渡手形	311	△1,217	△906	△165	694	528
うちコマーシャル・ペーパー	△639	△249	△888	△43	△38	△82
うち借用金	△4,715	1,300	△3,415	△2,574	△236	△2,811
うち社債	2,389	△9,173	△6,783	2,369	△1,579	790

(金額単位　百万円)

国際業務部門	平成14年度			平成15年度		
	残高による増減	利率による増減	純増減	残高による増減	利率による増減	純増減
受取利息	△161,503	△291,349	△452,852	△55,644	△110,980	△166,625
うち貸出金	△52,698	△54,050	△106,748	△46,445	△30,565	△77,011
うち有価証券	41,848	△234,717	△192,869	26,560	△22,017	4,543
うちコールローン	252	△1,994	△1,742	292	△727	△434
うち買現先勘定	△94	△363	△457	230	137	367
うち買入手形	—	—	—	—	—	—
うち預け金	△81,832	△69,364	△151,197	△11,969	△11,344	△23,314
支払利息	△134,225	△118,983	△253,209	△29,673	△78,586	△108,260
うち預金	△75,674	△79,033	△154,707	△21,383	△32,332	△53,715
うち譲渡性預金	△3,161	△767	△3,929	△2,045	△80	△2,125
うちコールマネー	△2,024	△2,453	△4,478	△725	△825	△1,551
うち売現先勘定	6,454	△6,321	133	△8,944	△4,710	△13,654
うち売渡手形	—	—	—	—	—	—
うちコマーシャル・ペーパー	—	—	—	—	—	—
うち借用金	△17,752	△8,842	△26,594	△12,151	△185	△12,337
うち社債	—	—	17,527	7,782	△1,111	6,670

(金額単位　百万円)

合計	平成14年度			平成15年度		
	残高による増減	利率による増減	純増減	残高による増減	利率による増減	純増減
受取利息	△81,852	△475,557	△557,410	△127,946	△126,822	△254,769
うち貸出金	△32,793	△135,495	△168,288	△93,082	△33,352	△126,435
うち有価証券	△7,503	△240,117	△247,620	7,481	△15,724	△8,243
うちコールローン	1,426	△3,007	△1,581	△258	△369	△627
うち買現先勘定	△2,298	969	△1,329	△207	573	366
うち買入手形	29	△22	7	△7	△21	△29
うち預け金	△78,921	△72,094	△151,016	△12,241	△11,203	△23,444
支払利息	379	△294,086	△293,707	△20,830	△97,662	△118,492
うち預金	2,987	△181,268	△178,280	△1,258	△59,512	△60,771
うち譲渡性預金	△5,143	△2,938	△8,082	△1,381	△1,979	△3,361
うちコールマネー	△1,858	△3,583	△5,442	△428	△1,369	△1,797
うち売現先勘定	△5,070	4,406	△663	△487	△13,139	△13,626
うち売渡手形	311	△1,217	△906	△165	694	528
うちコマーシャル・ペーパー	△639	△249	△888	△43	△38	△82
うち借用金	△21,930	△8,079	△30,009	△14,206	△941	△15,148
うち社債	10,200	543	10,743	7,092	367	7,460

（注）1. 残高及び利率の増減要因が重なる部分については、両者の増減割合に応じて按分しております。
　　　2. 平成14年度の純増減は、平成14年度の計数から、平成13年度の旧わかしお銀行・旧三井住友銀行両行の合算計数を差し引いて表示しております。

■ 役務取引の状況

(金額単位　百万円)

区分	平成14年度			平成15年度		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
役務取引等収益	225,296	53,494	278,790	262,993	59,081	322,075
うち預金・貸出業務	11,049	17,004	28,053	11,331	16,950	28,282
うち為替業務	87,609	20,894	108,503	91,054	21,163	112,218
うち証券関連業務	22,718	936	23,655	19,492	763	20,256
うち代理業務	12,918	—	12,918	13,656	0	13,656
うち保護預り・貸金庫業務	4,606	—	4,606	5,532	0	5,532
うち保証業務	6,396	4,015	10,412	9,214	5,014	14,228
役務取引等費用	72,447	11,677	84,124	83,827	11,679	95,506
うち為替業務	16,238	4,838	21,077	17,429	4,489	21,918

■ 特定取引の状況

(金額単位　百万円)

区分	平成14年度			平成15年度		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
特定取引収益	2,496	194,229	196,726	667	282,944	283,611
うち商品有価証券収益	1,670	—	1,670	—	—	—
うち特定取引有価証券収益	—	—	—	—	—	—
うち特定金融派生商品収益	—	194,229	194,229	—	282,944	282,944
うちその他の特定取引収益	826	—	826	667	—	667
特定取引費用	—	725	725	1,977	904	2,881
うち商品有価証券費用	—	—	—	1,977	—	1,977
うち特定取引有価証券費用	—	725	725	—	904	904
うち特定金融派生商品費用	—	—	—	—	—	—
うちその他の特定取引費用	—	—	—	—	—	—

(注) 内訳科目は、それぞれの収益と費用で相殺し、純額を計上しております。

■ その他業務の状況

(金額単位　百万円)

区分	平成14年度			平成15年度		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
その他業務収支	71,747	74,925	146,672	9,540	△20,105	△10,565
うち国債等債券損益	72,054	63,604	135,659	291	22,449	22,741
うち外国為替売買損益	—	6,822	6,822	—	—	—

■ 営業経費の状況

(金額単位　百万円)

区分	平成14年度	平成15年度
給料・手当	205,205	171,026
退職給付費用	45,081	62,742
福利厚生費	31,892	26,019
減価償却費	61,549	53,490
土地建物機械賃借料	64,466	48,188
営繕費	5,178	3,485
消耗品費	7,799	6,215
給水光熱費	6,766	5,222
旅費	2,797	2,370
通信費	8,591	7,245
広告宣伝費	6,916	4,059
租税公課	35,450	34,076
その他	189,946	198,956
合計	671,639	623,098

(注) 17ページの経費は臨時処理分を除いているため、本表とは一致しません。

三井住友銀行　損益の状況（単体）

預金（単体）

表中の平成13年度の計数は、旧三井住友銀行の計数を表示しております。

■ 預金・譲渡性預金

期末残高

区分		平成14年3月末		平成15年3月末		平成16年3月末	
		金額	構成比	金額	構成比	金額	構成比
国内業務部門	流動性預金	31,350,536	53.5%	33,336,625	57.5%	35,103,333	61.2%
	定期性預金	19,982,869	34.1	18,519,788	32.0	17,519,187	30.6
	その他	967,330	1.7	1,209,703	2.1	1,165,818	2.0
	計	52,300,736	89.3	53,066,116	91.6	53,788,339	93.8
	譲渡性預金	6,267,860	10.7	4,841,982	8.4	3,534,978	6.2
	合計	58,568,596	100.0	57,908,099	100.0	57,323,318	100.0
国際業務部門	流動性預金	4,720,017	52.1	2,130,354	37.9	2,126,160	33.5
	定期性預金	949,692	10.5	438,213	7.8	638,098	10.1
	その他	3,081,367	34.0	2,976,046	53.0	3,514,818	55.5
	計	8,751,076	96.6	5,544,614	98.7	6,279,077	99.1
	譲渡性預金	309,679	3.4	71,544	1.3	54,376	0.9
	合計	9,060,756	100.0	5,616,159	100.0	6,333,453	100.0
総合計		67,629,353	—	63,524,258	—	63,656,771	—

（注）1. 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
　　　　2. 定期性預金＝定期預金＋定期積金

平均残高

区分		平成13年度	平成14年度	平成15年度
国内業務部門	流動性預金	24,764,664	32,011,369	34,022,602
	定期性預金	21,980,498	19,057,788	17,928,748
	その他	514,564	553,391	534,600
	計	47,259,727	51,622,549	52,485,951
	譲渡性預金	9,972,010	5,776,955	4,324,976
	合計	57,231,738	57,399,504	56,810,927
国際業務部門	流動性預金	6,856,855	3,414,692	1,905,787
	定期性預金	796,962	725,366	467,222
	その他	2,796,777	2,912,225	3,305,452
	計	10,450,595	7,052,284	5,678,463
	譲渡性預金	214,841	124,731	64,031
	合計	10,665,437	7,177,016	5,742,494
総合計		67,897,175	64,576,521	62,553,422

（注）1. 平成14年度の計数には、平成14年4月1日から平成15年3月16日までの旧三井住友銀行の計数を含めております。
　　　　2. 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
　　　　3. 定期性預金＝定期預金＋定期積金
　　　　4. 国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式により算出しております。

■ 預金者別預金残高

区分	平成14年3月末		平成15年3月末		平成16年3月末	
	金額	構成比	金額	構成比	金額	構成比
個人預金	30,110,733	55.1%	31,210,201	55.3%	31,631,834	53.9%
法人預金	24,503,958	44.9	25,261,571	44.7	27,047,368	46.1
預金残高	54,614,691	100.0	56,471,772	100.0	58,679,202	100.0

（注）本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

■ 投資信託純資産残高

(金額単位 百万円)

区分	平成14年3月末	平成15年3月末	平成16年3月末
個人	1,485,311	1,598,577	1,920,024
法人	86,711	77,507	85,660
合計	1,572,022	1,676,084	2,005,684

（注）投資信託純資産残高は約定基準で、期末の各ファンドの純資産額に基づいて計上しております。

■ 定期預金の残存期間別残高

(金額単位 百万円)

区分		平成14年3月末	平成15年3月末	平成16年3月末
3カ月未満	定期預金	8,332,787	9,331,860	4,934,527
	うち固定自由金利定期預金	7,924,906	8,981,521	4,578,876
	うち変動自由金利定期預金	—	501	11,500
3カ月以上 6カ月未満	定期預金	3,604,678	2,391,469	3,179,150
	うち固定自由金利定期預金	3,581,854	2,372,360	3,155,985
	うち変動自由金利定期預金	—	—	—
6カ月以上 1年未満	定期預金	5,599,317	3,964,513	5,273,003
	うち固定自由金利定期預金	5,592,722	3,955,873	5,256,668
	うち変動自由金利定期預金	—	1	—
1年以上 2年未満	定期預金	1,701,294	1,397,409	2,377,402
	うち固定自由金利定期預金	1,697,715	1,389,250	2,352,455
	うち変動自由金利定期預金	—	—	—
2年以上 3年未満	定期預金	1,135,179	1,320,298	1,448,562
	うち固定自由金利定期預金	1,127,185	1,280,986	1,438,749
	うち変動自由金利定期預金	1,500	5,500	—
3年以上	定期預金	559,304	545,563	944,564
	うち固定自由金利定期預金	521,985	516,255	873,226
	うち変動自由金利定期預金	—	10,650	59,650
合計	定期預金	20,932,561	18,951,114	18,157,210
	うち固定自由金利定期預金	20,446,369	18,496,247	17,655,962
	うち変動自由金利定期預金	1,500	16,654	71,150

（注）本表の預金残高には、積立定期預金を含めておりません。

三井住友銀行 預金（単体）

貸出（単体）

表中の平成13年度の計数は、旧三井住友銀行の計数を表示しております。

■ 貸出金残高

期末残高

(金額単位　百万円)

区分		平成14年3月末	平成15年3月末	平成16年3月末
国内業務部門	手形貸付	6,895,403	6,660,286	5,273,254
	証書貸付	34,298,736	37,400,695	33,177,784
	当座貸越	11,567,085	8,410,644	8,249,108
	割引手形	857,189	649,463	572,371
	計	53,618,414	53,121,090	47,272,518
国際業務部門	手形貸付	1,002,166	550,369	436,046
	証書貸付	5,136,672	3,495,523	3,007,477
	当座貸越	170,476	115,210	93,462
	割引手形	638	172	639
	計	6,309,954	4,161,274	3,537,625
合計		59,928,368	57,282,365	50,810,144

平均残高

(金額単位　百万円)

区分		平成13年度	平成14年度	平成15年度
国内業務部門	手形貸付	6,679,940	6,987,204	6,007,354
	証書貸付	35,133,057	36,317,903	35,527,330
	当座貸越	10,972,299	9,914,028	8,392,655
	割引手形	790,752	639,612	547,893
	計	53,576,051	53,858,748	50,475,233
国際業務部門	手形貸付	1,058,147	802,842	439,060
	証書貸付	5,785,859	4,572,375	3,148,040
	当座貸越	215,157	156,554	181,726
	割引手形	383	882	889
	計	7,059,547	5,532,654	3,769,716
合計		60,635,599	59,391,403	54,244,949

（注）1. 平成14年度の計数には、平成14年4月1日から平成15年3月16日までの旧三井住友銀行の計数を含めております。
　　　2. 国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式により算出しております。

■ 貸出金使途別残高

(金額単位　百万円)

区分	平成14年3月末		平成15年3月末		平成16年3月末	
	金額	構成比	金額	構成比	金額	構成比
設備資金	23,277,789	38.8%	22,156,745	38.7%	21,632,436	42.6%
運転資金	36,650,579	61.2	35,125,619	61.3	29,177,708	57.4
合計	59,928,368	100.0	57,282,365	100.0	50,810,144	100.0

■ 貸出金の担保別内訳

(金額単位　百万円)

区分	平成14年3月末	平成15年3月末	平成16年3月末
有価証券	1,171,780	805,685	1,025,755
債権	1,098,954	1,253,179	1,311,345
商品	4,430	4,579	2,595
不動産	9,309,699	8,531,366	7,490,743
その他	831,093	479,374	363,678
計	12,415,959	11,074,186	10,194,118
保証	23,864,117	22,177,530	22,103,891
信用	23,648,291	24,030,649	18,512,134
合計	59,928,368	57,282,365	50,810,144

■貸出金の残存期間別残高

区分		平成14年3月末	平成15年3月末	平成16年3月末
1年以下	貸出金	16,085,851	15,605,752	10,666,356
	うち変動金利 うち固定金利			
1年超 3年以下	貸出金	10,058,898	9,400,680	8,223,191
	うち変動金利 うち固定金利	7,076,540 2,982,358	6,347,133 3,053,547	5,500,484 2,722,707
3年超 5年以下	貸出金	6,058,896	5,876,286	5,451,873
	うち変動金利 うち固定金利	4,401,939 1,656,956	3,973,971 1,902,314	3,950,114 1,501,759
5年超 7年以下	貸出金	2,572,696	2,502,737	2,237,279
	うち変動金利 うち固定金利	1,957,333 615,363	1,683,355 819,382	1,715,055 522,223
7年超	貸出金	13,527,762	15,492,524	15,888,872
	うち変動金利 うち固定金利	12,854,843 672,918	14,629,478 863,046	14,822,715 1,066,156
期間の定めの ないもの	貸出金	11,624,262	8,404,383	8,342,570
	うち変動金利 うち固定金利	11,624,262 —	8,399,298 5,084	8,342,570 —
合計		59,928,368	57,282,365	50,810,144

（注）残存期間1年以下の貸出金については、変動金利、固定金利の区別をしておりません。

■貸出金の業種別構成

区分		平成14年3月末	
		金額	構成比
国内店	製造業	7,493,045	13.8%
	農業、林業、漁業及び鉱業	183,675	0.3
	建設業	2,841,574	5.2
	運輸、通信その他公益事業	2,838,889	5.2
	卸売・小売業及び飲食店	7,161,690	13.2
	金融・保険業	5,244,899	9.6
	不動産業	8,549,534	15.7
	サービス業	6,364,140	11.7
	地方公共団体	337,514	0.6
	その他	13,474,520	24.7
	合計	54,489,488	100.0
海外店	政府等	182,437	3.4
	金融機関	372,246	6.8
	商工業	4,689,758	86.2
	その他	194,437	3.6
	合計	5,438,880	100.0
総合計		59,928,368	—

（注）海外店には特別国際金融取引勘定分を含めております。

三井住友銀行　貸出（単体）

区分		平成15年3月末		平成16年3月末	
		金額	構成比	金額	構成比
国内店	製造業	6,031,262	11.2%	5,794,191	12.1%
	農業、林業、漁業及び鉱業	192,795	0.4	133,833	0.3
	建設業	2,385,278	4.4	1,717,184	3.6
	運輸、情報通信、公益事業	2,968,971	5.5	3,134,713	6.5
	卸売・小売業	5,812,485	10.8	5,492,168	11.5
	金融・保険業	5,419,634	10.1	4,892,526	10.2
	不動産業	8,240,327	15.3	6,995,060	14.6
	各種サービス業	5,622,703	10.5	5,470,887	11.4
	地方公共団体	508,144	0.9	688,159	1.4
	その他	16,614,280	30.9	13,632,796	28.4
	合計	53,795,885	100.0	47,951,522	100.0
海外店	政府等	119,468	3.4	63,654	2.2
	金融機関	236,116	6.8	227,393	8.0
	商工業	2,945,122	84.5	2,395,989	83.8
	その他	185,772	5.3	171,583	6.0
	合計	3,486,479	100.0	2,858,622	100.0
総合計		57,282,365	—	50,810,144	—

（注）1. 海外店には特別国際金融取引勘定分を含めております。
　　　2. 平成14年3月7日付総務省告示第139号により「日本標準産業分類」が改訂され、同年10月1日から適用されたことに伴い、「国内店」に係る各業種別の貸出金残高及び構成比は、改訂後の日本標準産業分類の区分に基づき記載しております。

■個人・中小企業等に対する貸出金及び割合

（単位　百万円、％）

区分	平成14年3月末	平成15年3月末	平成16年3月末
総貸出金残高（A）	54,489,488	53,795,885	47,951,522
中小企業等貸出金残高（B）	38,780,331	36,733,241	35,427,834
（B）／（A）	71.2	68.3	73.9

（注）1. 貸出金残高には、海外店分及び特別国際金融取引勘定分は含まれておりません。
　　　2. 中小企業等とは、資本金3億円（ただし、卸売業は1億円、小売業、サービス業は5千万円）以下の会社又は常用する従業員が300人（ただし、卸売業は100人、小売業は50人、サービス業は100人）以下の会社及び個人であります。

■消費者ローン残高

（金額単位　百万円）

区分	平成14年3月末	平成15年3月末	平成16年3月末
消費者ローン残高	13,472,598	13,665,876	13,875,878
住宅ローン残高	11,949,427	12,339,291	12,725,041
うち自己居住用の住宅ローン残高	7,820,305	8,346,632	8,891,575
その他ローン残高	1,523,171	1,326,585	1,150,837

（注）住宅ローン残高については、住宅ローン・アパートローンに加えフリーローンなどで資金使途が居住性のものも含めております。

■貸倒引当金明細表

平成15年3月末
（金額単位　百万円）

区分	前期末残高	旧三井住友銀行からの引継額	当期増加額	当期減少額 目的使用	当期減少額 その他	当期末残高	摘要
一般貸倒引当金	2,765	（△840）1,130,825	1,113,235	―	*1,133,590	1,113,235	*洗替による取崩額
個別貸倒引当金	2,177	（△446）996,404	949,996	30,501	*　968,080	949,996	*洗替による取崩額
うち非居住者向け債権分	―	（△446）67,929	67,492	―	*　67,929	67,492	*洗替による取崩額
特定海外債権引当勘定	―	11,272	11,566	―	*　11,272	11,566	*洗替による取崩額
計	4,943	（△1,286）2,138,501	2,074,797	30,501	2,112,943	2,074,797	

（注）（　）内は為替換算差額であります。

平成16年3月末
（金額単位　百万円）

区分	前期末残高	当期増加額	当期減少額 目的使用	当期減少額 その他	当期末残高	摘要
一般貸倒引当金	（6,265）1,106,970	769,033	―	*1,106,970	769,033	*洗替による取崩額
個別貸倒引当金	（4,650）945,345	473,959	747,788	*　197,556	473,959	*洗替による取崩額
うち非居住者向け債権分	（4,650）62,841	27,276	51,033	*　11,808	27,276	*洗替による取崩額
特定海外債権引当勘定	11,566	7,758	―	*　11,566	7,758	*洗替による取崩額
計	（10,916）2,063,881	1,250,751	747,788	1,316,093	1,250,751	

（注）（　）内は為替換算差額であります。

三井住友銀行　貸出（単体）

■貸出金償却額

(金額単位　百万円)

区分	平成13年度	平成14年度	平成15年度
貸出金償却額	283,895	284,418	566,344

(注) 直接減額を含んでおります。

■特定海外債権残高

(金額単位　百万円)

国別	平成14年3月末	平成15年3月末	平成16年3月末
インドネシア	138,482	104,744	73,826
アルゼンチン	8,378	2,180	514
アルジェリア	4,139	—	—
その他	1,300	1,153	346
合計	152,300	108,077	74,688
資産の総額に対する割合	0.15%	0.11%	0.07%
国数	9カ国	9カ国	6カ国

■リスク管理債権（連結・単体）

連結

(金額単位　百万円)

区分	平成14年3月末	平成15年3月末	平成16年3月末
破綻先債権①	227,484	199,794	96,101
延滞債権②	3,599,750	2,665,675	1,710,575
3カ月以上延滞債権③	102,762	128,493	51,019
貸出条件緩和債権④	2,554,371	2,689,172	1,371,524
合計	6,484,367	5,683,134	3,229,219

単体

(金額単位　百万円)

区分	平成14年3月末	平成15年3月末	平成16年3月末
破綻先債権①	195,653	172,403	67,183
延滞債権②	3,184,459	2,390,173	1,460,787
3カ月以上延滞債権③	92,324	114,756	47,618
貸出条件緩和債権④	2,344,016	2,492,199	1,199,301
合計	5,816,452	5,169,531	2,774,889

各債権の定義

①「破綻先債権」：未収利息を収益不計上扱いとしている貸出金のうち破産、会社更生、再生手続き等の事由により経営破綻に陥っている債務者や手形交換所において取引停止処分を受けた債務者に対する貸出金。

②「延滞債権」：未収利息を収益不計上扱いとしている貸出金のうち、破綻先債権に該当する貸出金及び債務者の経営再建又は支援を図ることを目的として利息の支払いを猶予した貸出金を除いた残りの貸出金。

③「3カ月以上延滞債権」：元本又は利息の支払いが、約定支払日の翌日を起算日として3月以上延滞している貸出金(除く①、②)。

④「貸出条件緩和債権」：経済的困難に陥った債務者の再建・支援を図り、当該債権の回収を促進することなどを目的に、債務者に有利な一定の譲歩を与える約定条件の改定等を行った貸出金(除く①〜③)。

■金融再生法に基づく開示債権（単体）

(金額単位　億円)

区分	平成14年3月末	平成15年3月末	平成16年3月末
破産更生債権及びこれらに準ずる債権①	4,935	5,249	3,616
危険債権②	29,702	21,295	12,027
要管理債権③	24,363	26,069	12,469
（小計）	(59,000)	(52,613)	(28,112)
正常債権④	605,589	573,134	528,744
合計	664,589	625,747	556,856

各債権の定義

本開示債権は、「金融機能の再生のための緊急措置に関する法律」（平成10年法律第132号）第7条に基づき開示するものであり、同法第6条に基づき、貸借対照表の貸出金及び外国為替、その他資産中の未収利息及び仮払金並びに支払承諾見返の各勘定、及び使用貸借または賃貸借契約による貸付有価証券について債務者の財政状態及び経営成績等を基礎として次のとおり区分しております。

①「破産更生債権及びこれらに準ずる債権」：破産、会社更生、再生手続き等の事由により経営破綻に陥っている債務者に対する債権及びこれらに準ずる債権。

②「危険債権」：債務者が経営破綻の状態には至っていないが、財政状態及び経営成績が悪化し、契約に従った債権の元本の回収及び利息の受取りができない可能性の高い債権。

③「要管理債権」：3カ月以上延滞債権及び貸出条件緩和債権(除く①、②)。

④「正常債権」：債務者の財政状態及び経営成績に特に問題がないものとして、上記①から③までに掲げる債権以外のものに区分される債権。

証券（単体）

表中の平成13年度の計数は、旧三井住友銀行の計数を表示しております。

■ 有価証券残高

期末残高 （金額単位　百万円）

区分		平成14年3月末	平成15年3月末	平成16年3月末
国内業務部門	国債	9,599,109	12,349,063	13,897,044
	地方債	429,412	294,274	417,831
	社債	1,183,562	2,081,107	2,371,760
	株式	5,595,410	3,508,151	3,660,522
	その他	21,308	88,295	129,442
	うち外国債券			
	うち外国株式			
	計	16,828,804	18,320,892	20,476,601
国際業務部門	国債	—	—	—
	地方債	—	—	—
	社債	—	—	—
	株式	—	—	—
	その他	3,614,192	5,335,492	6,115,982
	うち外国債券	2,863,638	4,409,837	5,187,456
	うち外国株式	750,553	925,655	928,525
	計	3,614,192	5,335,492	6,115,982
合計		20,442,996	23,656,385	26,592,584

平均残高 （金額単位　百万円）

区分		平成13年度	平成14年度	平成15年度
国内業務部門	国債	11,707,532	11,355,059	12,820,808
	地方債	393,236	334,482	354,229
	社債	1,061,395	1,443,106	2,141,145
	株式	6,494,197	5,655,162	3,207,224
	その他	30,941	59,250	75,254
	うち外国債券			
	うち外国株式			
	計	19,687,304	18,847,060	18,598,661
国際業務部門	国債	—	—	—
	地方債	—	—	—
	社債	—	—	—
	株式	—	—	—
	その他	3,738,953	4,283,361	5,216,457
	うち外国債券	2,851,256	3,565,089	4,303,429
	うち外国株式	887,696	718,271	913,027
	計	3,738,953	4,283,361	5,216,457
合計		23,426,257	23,130,421	23,815,118

(注) 1. 平成14年度の計数には、平成14年4月1日から平成15年3月16日までの旧三井住友銀行の計数を含めております。
　　　2. 国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式により算出しております。

三井住友銀行　証券（単体）

■有価証券残存期間別残高

（金額単位　百万円）

区分		平成14年3月末	平成15年3月末	平成16年3月末
1年以下	国債	2,155,760	3,224,334	2,586,741
	地方債	25,433	6,119	1,174
	社債	87,161	128,939	122,080
	その他	219,992	159,914	255,415
	うち外国債券	218,291	129,200	251,402
1年超3年以下	国債	3,613,404	1,802,741	2,349,136
	地方債	41,395	6,910	24,549
	社債	340,745	627,709	697,926
	その他	1,784,002	2,003,382	2,923,707
	うち外国債券	1,783,941	1,995,829	2,898,312
3年超5年以下	国債	2,392,875	4,175,621	4,658,046
	地方債	69,013	95,742	169,736
	社債	469,994	826,585	1,066,954
	その他	160,972	795,661	1,201,085
	うち外国債券	160,315	780,435	1,179,263
5年超7年以下	国債	465,271	1,113,572	2,026,179
	地方債	96,921	39,278	12,662
	社債	133,812	272,594	258,241
	その他	68,426	168,291	165,856
	うち外国債券	67,652	164,803	141,726
7年超10年以下	国債	771,568	1,878,410	1,175,114
	地方債	196,077	145,642	209,189
	社債	149,948	223,378	223,592
	その他	57,934	585,142	277,458
	うち外国債券	57,289	569,753	261,747
10年超	国債	200,230	154,383	1,101,824
	地方債	570	580	519
	社債	1,900	1,900	2,964
	その他	510,543	707,823	386,108
	うち外国債券	508,912	706,385	362,180
期間の定めの ないもの	国債	—	—	—
	地方債	—	—	—
	社債	—	—	—
	株式	5,595,410	3,508,151	3,660,522
	その他	833,629	1,003,572	1,035,792
	うち外国債券	67,236	63,429	92,822
	うち外国株式	750,553	925,655	928,525
合計	国債	9,599,109	12,349,063	13,897,044
	地方債	429,412	294,274	417,831
	社債	1,183,562	2,081,107	2,371,760
	株式	5,595,410	3,508,151	3,660,522
	その他	3,635,501	5,423,788	6,245,424
	うち外国債券	2,863,638	4,409,837	5,187,456
	うち外国株式	750,553	925,655	928,525

三井住友銀行　■証券（単体）

自己資本比率

自己資本比率は、銀行法第14条の2の規定に基づき自己資本比率の基準を定める件（平成5年大蔵省告示第55号）に定められた算式に基づき、連結ベースと単体ベースの双方について算出しております。なお、当行は、国際統一基準を適用のうえ、マーケット・リスク規制を導入しております。

■連結自己資本比率（国際統一基準）

当行は自己資本比率の算定に関し、「自己資本比率の算定に関する外部監査を「金融機関の内部管理体制に対する外部監査に関する実務指針」に基づき実施する場合の当面の取扱い」（日本公認会計士協会業種別監査委員会報告第30号）に基づき、平成15年3月末については朝日監査法人の外部監査を、平成16年3月末についてはあずさ監査法人の外部監査を受けております。朝日監査法人は、平成16年1月1日付で朝日監査法人を存続法人としてあずさ監査法人と合併し、法人名称を「あずさ監査法人」に変更しております。

なお、当該外部監査は、連結財務諸表の会計監査の一部ではなく、自己資本比率の算定に係る内部統制に対する合意された調査手続業務として、当行あてその結果を報告されたものであります。これにより、外部監査人が自己資本比率そのものについて意見を表明するものではありません。

平成14年3月末は、旧わかしお銀行を連結子会社とする旧三井住友銀行の計数を表示しております。

（金額単位　百万円）

項目			平成14年3月末	平成15年3月末	平成16年3月末
基本的項目	資本金		1,326,746	559,985	559,985
	うち非累積的永久優先株		650,500	／	／
	新株式払込金		—	—	—
	資本準備金		1,326,758	／	／
	うち非累積的永久優先株		650,500	／	／
	連結剰余金		438,008	／	／
	資本剰余金		／	1,298,511	1,298,511
	利益剰余金		／	258,690	319,345
	連結子会社の少数株主持分		984,088	1,025,217	1,005,824
	うち海外特別目的会社の発行する優先出資証券		863,600	840,110	813,992
	その他有価証券の評価差損（△）		304,837	21,559	—
	自己株式払込金		／	—	—
	自己株式（△）		17,475	—	—
	為替換算調整勘定		△15,174	△54,419	△71,861
	営業権相当額（△）		228	74	—
	連結調整勘定相当額（△）		18,518	—	—
	計	（A）	3,719,366	3,066,351	3,111,804
	うちステップ・アップ金利条項付の優先出資証券		239,850	216,360	190,242
補完的項目	その他有価証券の連結貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45％相当額		—	—	245,500
	土地の再評価額と再評価の直前の帳簿価額の差額の45％相当額		82,931	71,699	68,524
	一般貸倒引当金		929,461	1,149,150	815,520
	負債性資本調達手段等		2,577,490	2,150,334	2,358,572
	うち永久劣後債務		796,886	569,073	755,618
	うち期限付劣後債務及び期限付優先株		1,780,604	1,581,261	1,602,953
	計		3,589,883	3,371,184	3,488,117
	うち自己資本への算入額	（B）	3,504,772	2,887,170	3,111,804
準補完的項目	短期劣後債務		—	—	—
	うち自己資本への算入額	（C）	—	—	—
控除項目	控除項目	（D）	163,331	25,684	24,634
自己資本額	（A）＋（B）＋（C）−（D）	（E）	7,060,807	5,927,837	6,198,974
リスク・アセット等	資産（オン・バランス）項目		62,532,180	53,313,337	52,359,312
	オフ・バランス取引項目		4,803,181	3,523,317	4,264,272
	信用リスク・アセットの額	（F）	67,335,362	56,836,654	56,623,585
	マーケット・リスク相当額に係る額（（H）/8％）	（G）	212,650	221,156	268,179
	（参考）マーケット・リスク相当額	（H）	17,012	17,692	21,454
	計　（（F）＋（G））	（Ｉ）	67,548,012	57,057,811	56,891,764
連結自己資本比率(国際統一基準)＝(E)/(Ｉ)×100			10.45%	10.38%	10.89%

（注）本表の平成14年3月末の自己株式17,475百万円は、連結貸借対照表上の自己株式283百万円に子会社の所有する親会社株式17,191百万円を加えたものであります。

三井住友銀行　自己資本比率（連結）

■単体自己資本比率（国際統一基準）

当行は自己資本比率の算定に関し、「自己資本比率の算定に関する外部監査を「金融機関の内部管理体制に対する外部監査に関する実務指針」に基づき実施する場合の当面の取扱い」（日本公認会計士協会業種別監査委員会報告第30号）に基づき、平成15年3月末については朝日監査法人の外部監査を、平成16年3月末についてはあずさ監査法人の外部監査を受けております。朝日監査法人は、平成16年1月1日付で朝日監査法人を存続法人としてあずさ監査法人と合併し、法人名称を「あずさ監査法人」に変更しております。

なお、当該外部監査は、財務諸表の会計監査の一部ではなく、自己資本比率の算定に係る内部統制に対する合意された調査手続業務として、当行あてその結果を報告されたものであります。これにより、外部監査人が自己資本比率そのものについて意見を表明するものではありません。

平成14年3月末は、旧三井住友銀行の計数を表示しております。

（金額単位　百万円）

項目			平成14年3月末	平成15年3月末	平成16年3月末
基本的項目	資本金		1,326,746	559,985	559,985
	うち非累積的永久優先株		650,500	／	／
	新株式払込金		—	—	—
	資本準備金		1,326,758	879,693	879,693
	うち非累積的永久優先株		650,500	／	／
	その他資本剰余金		／	357,614	357,614
	利益準備金		—	—	—
	任意積立金		221,548	221,540	221,540
	次期繰越利益		122,955	191,507	253,068
	その他の剰余金		357,614	／	／
	その他		869,793	738,878	764,546
	その他有価証券の評価差損（△）		297,950	17,864	—
	自己株式払込金		／	—	—
	自己株式（△）		283	—	—
	営業権相当額（△）		—	—	—
	計	（A）	3,927,183	2,931,354	3,036,448
	うちステップ・アップ金利条項付の優先出資証券		239,850	216,360	190,242
補完的項目	その他有価証券の貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45％相当額		—	—	239,783
	土地の再評価額と再評価の直前の帳簿価額の差額の45％相当額		73,568	64,438	61,515
	一般貸倒引当金		872,338	1,113,235	769,033
	負債性資本調達手段等		2,544,424	2,126,658	2,321,172
	うち永久劣後債務		796,886	569,073	755,618
	うち期限付劣後債務及び期限付優先株		1,747,538	1,557,585	1,565,553
	計		3,490,330	3,304,332	3,391,504
	うち自己資本への算入額	（B）	3,409,200	2,771,778	3,036,448
準補完的項目	短期劣後債務		—	—	—
	うち自己資本への算入額	（C）	—	—	—
控除項目	控除項目	（D）	55,349	55,378	55,666
自己資本額	（A）＋（B）＋（C）－（D）	（E）	7,281,033	5,647,753	6,017,230
リスク・アセット等	資産（オン・バランス）項目		57,965,018	50,297,673	48,816,691
	オフ・バランス取引項目		5,192,299	3,322,458	3,925,351
	信用リスク・アセットの額	（F）	63,157,317	53,620,132	52,742,043
	マーケット・リスク相当額に係る額（（H）／8％）	（G）	139,300	187,014	197,621
	(参考)マーケット・リスク相当額	（H）	11,144	14,961	15,809
	計　　（（F）＋（G））	（I）	63,296,617	53,807,146	52,939,664
単体自己資本比率(国際統一基準)＝（E）／（I）×100			11.50%	10.49%	11.36%

（注）その他の剰余金は資本準備金減少差益であります。

（補足）

「連結自己資本比率（国際統一基準）」における「基本的項目」の中の「うち海外特別目的会社の発行する優先出資証券」及び、「単体自己資本比率（国際統一基準）」における「基本的項目」の中の「その他」に含まれております優先出資証券につきましては、120～121ページに掲載しております。

諸比率（単体）

平成14年度中に旧三井住友銀行と旧わかしお銀行との合併があったため、平成14年度における当行の損益計算書には、被合併法人である旧三井住友銀行の合併前（平成14年4月1日～平成15年3月16日）の計数は含まれておりませんが、過年度との実質的な比較のために、平成14年度の損益項目及び平均残高に係る項目については、旧三井住友銀行の合併前の計数を含めて表示しております。

■利益率

(単位　%)

区分	平成14年度	平成15年度
総資産経常利益率	―	0.20
資本経常利益率	―	13.39
総資産当期純利益率	―	0.33
資本当期純利益率	―	22.49

(注) 1. 総資産経常利益率＝$\dfrac{経常利益}{総資産（除く支払承諾見返）平均残高} \times 100$

2. 資本経常利益率＝$\dfrac{経常利益－優先株式配当金総額}{\{(期首資本勘定（除く優先株式）)＋(期末資本勘定（除く優先株式）)\} \div 2} \times 100$

3. 総資産当期純利益率＝$\dfrac{当期純利益}{総資産（除く支払承諾見返）平均残高} \times 100$

4. 資本当期純利益率＝$\dfrac{当期純利益－優先株式配当金総額}{\{(期首資本勘定（除く優先株式）)＋(期末資本勘定（除く優先株式）)\} \div 2} \times 100$

5. 平成14年度は経常損失、当期純損失となったため、利益率はいずれも記載しておりません。

■利鞘

(単位　%)

区分		平成14年度	平成15年度
国内業務部門	資金運用利回り	1.47	1.45
	資金調達原価	0.88	0.83
	総資金利鞘	0.59	0.62
国際業務部門	資金運用利回り	3.98	3.10
	資金調達原価	3.12	2.38
	総資金利鞘	0.86	0.72
合計	資金運用利回り	1.86	1.71
	資金調達原価	1.22	1.07
	総資金利鞘	0.64	0.64

■預貸率

(単位　百万円、%)

区分			平成15年3月末	平成16年3月末
国内業務部門	貸出金	(A)	53,121,090	47,272,518
	預金	(B)	57,908,099	57,323,318
	預貸率	(A)/(B)	91.73	82.46
		期中平均	93.83	88.84
国際業務部門	貸出金	(A)	4,161,274	3,537,625
	預金	(B)	5,616,159	6,333,453
	預貸率	(A)/(B)	74.09	55.85
		期中平均	77.08	65.64
合計	貸出金	(A)	57,282,365	50,810,144
	預金	(B)	63,524,258	63,656,771
	預貸率	(A)/(B)	90.17	79.81
		期中平均	91.97	86.71

(注) 預金には譲渡性預金を含めております。

■預証率

(単位　百万円、%)

区分			平成15年3月末	平成16年3月末
国内業務部門	有価証券	(A)	18,320,892	20,476,601
	預金	(B)	57,908,099	57,323,318
	預証率	(A)/(B)	31.63	35.72
		期中平均	32.83	32.73
国際業務部門	有価証券	(A)	5,335,492	6,115,982
	預金	(B)	5,616,159	6,333,453
	預証率	(A)/(B)	95.00	96.56
		期中平均	59.68	90.83
合計	有価証券	(A)	23,656,385	26,592,584
	預金	(B)	63,524,258	63,656,771
	預証率	(A)/(B)	37.23	41.77
		期中平均	35.81	38.07

(注) 預金には譲渡性預金を含めております。

資本の状況（単体）

■資本金及び発行済株式総数

（単位　千株、百万円）

年月日	発行済株式総数		資本金		資本準備金		摘要
	増減数	残高	増減額	残高	増減額	残高	
平成13年3月30日	△383	416	△19,169	20,831	4,881	4,881	
平成13年6月28日	—	416	—	20,831	△4,881	0	欠損てん補
平成15年3月13日	1,245	1,661	32,121	52,952	32,121	32,121	有償第三者割当 　普通株式　　　1,245千株 　発行価格　　　51,600円 　資本組入額　　25,800円
平成15年3月14日	1,080	2,741	27,864	80,816	27,864	59,985	有償第三者割当 　普通株式　　　1,080千株 　発行価格　　　51,600円 　資本組入額　　25,800円
平成15年3月17日	53,037	55,778	479,169	559,985	819,708	879,693	旧三井住友銀行との合併 （合併比率　1：0.007）

（注）1. 平成13年3月30日の発行済株式総数は、平成13年2月26日開催の臨時株主総会の特別決議により、発行済株式の383,380株を無償で取得し消却することにより減資を行い、前期繰越損失を補てんしたものであります。減資額と欠損てん補額の差額については資本準備金（減資差益）として積み立てております。
　　　2. 一部の子会社の管理営業を承継させる新設分割により、平成16年4月1日付で、資本準備金が220,966百万円減少しております。

なお、旧三井住友銀行の発行済株式総数、資本金等の推移については、以下のとおりであります。

（単位　千株、百万円）

年月日	発行済株式総数		資本金		資本準備金		摘要
	増減数	残高	増減額	残高	増減額	残高	
平成13年4月2日	3,273,423	6,581,485	523,851	1,276,700	991,326	1,634,407	旧さくら銀行との合併 （合併比率　1：0.6）
平成14年3月9日	—	6,581,485	—	1,276,700	△357,614	1,276,792	商法第289条第2項及び銀行法第18条第2項の規定に基づく資本準備金の取り崩し
平成14年3月15日	—	6,581,485	—	1,276,700	11	1,276,804	エスエムビーシー資産管理サービス（当行の100％出資子会社）との合併
平成13年4月1日〜 平成14年3月31日	91,324	6,672,810	50,045	1,326,746	49,954	1,326,758	転換社債の普通株式への転換
平成13年4月1日〜 平成14年3月31日	3,614	6,676,424	—	1,326,746	—	1,326,758	優先株式の普通株式への転換
平成15年2月3日	—	6,676,424	△494,100	832,646	—	1,326,758	管理営業を当行の完全親会社である三井住友フィナンシャルグループに承継させる会社分割を行うことによる資本金の減少
平成15年2月5日	313,556	6,989,980	—	832,646	94,680	1,421,438	エスエムビーシー信用保証を完全子会社とする株式交換を行うことによる資本準備金の増加
平成15年2月12日	454,078	7,444,059	75,377	908,023	74,922	1,496,361	有償第三者割当 　普通株式　454,078千株 　発行価格　　　　331円 　資本組入額　　　166円
平成15年3月13日	961,538	8,405,597	149,999	1,058,023	149,999	1,646,361	有償第三者割当 　普通株式　961,538千株 　発行価格　　　　312円 　資本組入額　　　156円

■ 株式の総数等

発行済株式の内容（平成16年3月31日現在）
普通株式	54,811,805株
第一種優先株式	67,000株
第二種優先株式	100,000株
第三種優先株式	800,000株
計	55,778,805株

（注）上記株式は証券取引所に上場されておりません。また、店頭売買有価証券として日本証券業協会に登録されておりません。

■ 議決権の状況

①発行済株式

区分	株式数	議決権の数
無議決権株式	優先株式　967,000株	一個
議決権制限株式（自己株式等）	—	—
議決権制限株式（その他）	—	—
完全議決権株式（自己株式等）	—	—
完全議決権株式（その他）	普通株式　54,811,805	54,811,805
端株(注)	—	—
発行済株式総数	55,778,805	—
総株主の議決権	—	54,811,805

（注）「1株に満たない端数を端株として端株原簿に記載または記録しない。」旨定款に定めております。

②自己株式等

該当ありません。

■ 大株主

①普通株式

株主名	所有株式数	持株比率
株式会社三井住友フィナンシャルグループ	54,811,805株	100.00%

②第一種優先株式

株主名	所有株式数	持株比率
株式会社三井住友フィナンシャルグループ	67,000株	100.00%

③第二種優先株式

株主名	所有株式数	持株比率
株式会社三井住友フィナンシャルグループ	100,000株	100.00%

④第三種優先株式

株主名	所有株式数	持株比率
株式会社三井住友フィナンシャルグループ	800,000株	100.00%

三井住友銀行 資本の状況（単体）

従業員・店舗の状況（単体）

表中の平成13年度の計数は、旧三井住友銀行の計数を表示しております。

■ 従業員の状況（在籍ベース）

区分	平成14年3月末	平成15年3月末	平成16年3月末
従業員数	25,027人	24,024人	22,348人
平均年齢	38歳3月	38歳8月	38歳9月
平均勤続年数	16年4月	16年8月	16年8月
平均給与月額	496千円	508千円	496千円

(注) 1. 平成14年度の計数には、平成14年4月1日から平成15年3月16日までの旧三井住友銀行の計数を含めております。
 2. 従業員数は、嘱託、臨時雇員及び海外の現地採用者を含んでおりません。
 3. 平均給与月額は、3月の時間外手当を含む平均給与月額であり、賞与を除くものであります。
 4. 従業員の定年は、満60歳に達した月の末日としております。
 5. 平成16年3月末の上記従業員数に、海外の現地採用者を加え、出向者を除いた就業者数は17,546人であります。

■ 店舗数の推移

（単位 店、所）

区分		平成14年3月末	平成15年3月末	平成16年3月末
国内	本支店	590	468	482
	出張所	96	100	132
	代理店	5	2	—
海外	支店	21	20	20
	出張所	2	3	3
	駐在員事務所	16	14	14
合計		730	607	651

(注) 国内本支店には外為事務部（平成14年3月末：2カ店、平成15年3月末：2カ店、平成16年3月末：2カ店）、被振込専用支店（平成14年3月末：23カ店、平成15年3月末：28カ店、平成16年3月末：28カ店）、ATM管理専門支店（平成14年3月末：1カ店、平成15年3月末：1カ店、平成16年3月末：17カ店）を含めております。

■ 店舗外現金自動設備

（単位 所）

区分	平成14年3月末	平成15年3月末	平成16年3月末
店舗外現金自動設備	11,479	14,572	17,877

三井住友銀行■ 従業員・店舗の状況（単体）

その他（単体）

表中の平成13年度の計数は、旧三井住友銀行の計数を表示しております。

■内国為替取扱高

（単位　千口、百万円）

区分			平成13年度	平成14年度	平成15年度
送金為替	各地へ向けた分	口数 金額	339,801 625,250,208	368,430 664,425,453	358,035 613,885,514
	各地より受けた分	口数 金額	264,008 754,026,135	279,228 717,489,853	281,410 721,215,425
代金取立	各地へ向けた分	口数 金額	6,376 19,552,377	5,095 12,620,267	4,297 10,655,556
	各地より受けた分	口数 金額	2,584 7,692,390	3,987 6,513,720	1,535 4,138,169
合計金額			1,406,521,112	1,401,049,294	1,349,894,665

（注）平成14年度の計数には、平成14年4月1日から平成15年3月16日までの旧三井住友銀行の計数を含めております。

■外国為替取扱高

（金額単位　百万米ドル）

区分		平成13年度	平成14年度	平成15年度
仕向為替	売渡為替	529,638	545,156	459,458
	買入為替	101,593	122,309	153,098
被仕向為替	支払為替	635,462	548,607	395,277
	取立為替	20,854	21,684	19,143
合計		1,287,548	1,237,757	1,026,977

（注）1. 平成14年度の計数には、平成14年4月1日から平成15年3月16日までの旧三井住友銀行の計数を含めております。
　　　2. 取扱高は海外店分を含んでおります。

■支払承諾見返の担保別内訳

（金額単位　百万円）

区分	平成14年3月末	平成15年3月末	平成16年3月末
有価証券	13,322	14,376	24,086
債権	257,213	29,253	25,168
商品	13,456	13,464	10,689
不動産	58,580	178,806	33,579
その他	47,386	13,225	15,837
計	389,958	249,125	109,361
保証	571,126	636,661	368,604
信用	4,568,910	3,530,504	3,608,998
合計	5,529,996	4,416,292	4,086,964

三井住友銀行　その他（単体）

信託業務の状況（単体）

■ 信託財産残高表

(金額単位　百万円)

科目	平成15年3月末	平成16年3月末
（資産）		
貸出金	35,080	10,000
証書貸付	35,080	10,000
有価証券	―	4,645
国債	―	4,645
金銭債権	125,942	378,710
その他の金銭債権	125,942	378,710
その他債権	―	0
銀行勘定貸	5,953	36,032
資産合計	166,976	429,388
（負債）		
金銭信託	35,080	17,007
金銭債権の信託	112,952	371,476
包括信託	18,944	40,904
負債合計	166,976	429,388

(注) 1. 記載金額は、百万円未満を切り捨てて表示しております。
　　　 2. 共同信託他社管理財産はありません。
　　　 3. 元本補てん契約のある信託については取り扱っておりません。

■ 金銭信託等の期末受託残高

(金額単位　百万円)

区分	平成15年3月末	平成16年3月末
金銭信託	35,080	17,007
年金信託	―	―
財産形成給付信託	―	―
貸付信託	―	―
合計	35,080	17,007

(注) 金銭信託等とは、金銭信託、年金信託、財産形成給付信託及び貸付信託であります。

■ 元本補てん契約のある信託の種類別期末受託残高

該当ありません。

■ 元本補てん契約のある信託に係る貸出金のリスク管理債権

該当ありません。

■ 信託期間別元本残高

(金額単位　百万円)

区分	平成15年3月末	平成16年3月末
金銭信託		
1年未満	32,080	11,834
1年以上2年未満	―	527
2年以上5年未満	3,000	4,600
5年以上	―	―
その他のもの	―	―
合計	35,080	16,962
貸付信託		
1年未満	―	―
1年以上2年未満	―	―
2年以上5年未満	―	―
5年以上	―	―
その他のもの	―	―
合計	―	―

■ 金銭信託等の期末運用残高

(金額単位　百万円)

区分	平成15年3月末	平成16年3月末
金銭信託 　貸出金 　有価証券	35,080 —	10,000 4,645
合計	35,080	14,645
年金信託 　貸出金 　有価証券	— —	— —
合計	—	—
財産形成給付信託 　貸出金 　有価証券	— —	— —
合計	—	—
貸付信託 　貸出金 　有価証券	— —	— —
合計	—	—
貸出金合計	35,080	10,000
有価証券合計	—	4,645
貸出金及び有価証券合計	35,080	14,645

■ 貸出金の科目別期末残高

(金額単位　百万円)

区分	平成15年3月末	平成16年3月末
証書貸付	35,080	10,000
手形貸付	—	—
割引手形	—	—
合計	35,080	10,000

■ 貸出金の契約期間別期末残高

(金額単位　百万円)

区分	平成15年3月末	平成16年3月末
1年以下	32,080	7,000
1年超3年以下	—	—
3年超5年以下	3,000	3,000
5年超7年以下	—	—
7年超	—	—
合計	35,080	10,000

■ 貸出金の担保別残高

(金額単位　百万円)

区分	平成15年3月末	平成16年3月末
有価証券	—	—
債権	—	—
土地建物	—	—
工場	—	—
財団	—	—
船舶	—	—
その他	—	—
計	—	—
保証	3,000	3,000
信用	32,080	7,000
合計	35,080	10,000

三井住友銀行　信託業務の状況（単体）

■ 貸出金の使途別残高

（金額単位　百万円）

区分	平成15年3月末		平成16年3月末	
	金額	構成比	金額	構成比
設備資金	4,220	12.03%	3,000	30.00%
運転資金	30,860	87.97	7,000	70.00
合計	35,080	100.00	10,000	100.00

■ 業種別貸出金内訳

（金額単位　百万円）

区分	平成15年3月末		平成16年3月末	
	金額	構成比	金額	構成比
製造業	5,400	15.39%	3,500	35.00%
農業、林業、漁業及び鉱業	—	—	—	—
建設業	2,500	7.13	—	—
運輸、情報通信、公益事業	9,180	26.17	6,500	65.00
卸売・小売業	2,000	5.70	—	—
金融・保険業	11,000	31.36	—	—
不動産業	—	—	—	—
各種サービス業	5,000	14.25	—	—
地方公共団体	—	—	—	—
その他	—	—	—	—
合計	35,080	100.00	10,000	100.00

■ 中小企業等に対する貸出金状況

（単位　百万円、件、％）

区分	平成15年3月末	平成16年3月末
中小企業等貸出金残高①	14,680	4,500
総貸出金残高②	35,080	10,000
中小企業等貸出金比率①/②	41.84	45.00
中小企業等貸出先件数③	8	2
総貸出先件数④	16	4
中小企業等貸出先件数比率③/④	50.00	50.00

（注）中小企業等とは、資本金3億円（ただし、卸売業は1億円、小売業、サービス業は5千万円）以下の会社又は常用する従業員が300人（ただし、卸売業は100人、小売業は50人、サービス業は100人）以下の会社及び個人であります。

■ 金銭信託等の有価証券期末残高

（金額単位　百万円）

区分	平成15年3月末		平成16年3月末	
	金額	構成比	金額	構成比
国債	—	—	4,645	100.00%
地方債	—	—	—	—
短期社債	—	—	—	—
社債	—	—	—	—
株式	—	—	—	—
その他の証券	—	—	—	—
合計	—	—	4,645	100.00

三井住友銀行　信託業務の状況（単体）

財務ハイライト

旧わかしお銀行

■連結

(金額単位　百万円)

	平成11年度	平成12年度	平成13年度
経常収益	16,550	15,428	14,259
経常利益	1,101	944	492
当期純利益(△は当期純損失)	3,061	△4,906	4
総資産額	575,683	465,208	498,090
貸出金残高	417,565	374,639	373,951
有価証券残高	99,188	53,532	53,040
預金残高	433,024	433,111	459,865
資本金	40,000	20,831	20,831
純資産額	25,722	20,816	20,060
自己資本比率(国内基準)(%)	11.81	8.68	8.35

■単体

(金額単位　百万円)

	平成11年度	平成12年度	平成13年度
経常収益	16,534	15,342	14,144
経常利益	1,105	964	477
当期純利益(△は当期純損失)	3,067	△4,881	0
業務純益	3,918	2,995	3,010
総資産額	575,863	465,313	498,215
貸出金残高	417,565	374,639	373,951
有価証券残高	100,745	53,909	53,291
預金残高	433,208	433,284	460,193
資本金	40,000	20,831	20,831
発行済株式総数(千株)	800	416	416
純資産額	25,712	20,831	20,071
1株当たり純資産額(円)	32,140	50,000	48,177
従業員数(人)	622	557	511
自己資本比率(国内基準)(%)	11.80	8.68	8.35

決算公告（写）

銀行法第52条の28に基づいて、下記の決算公告を行いました。なお、同法第52条の29第1項及び第2項の規定により、本決算公告を本誌に掲載しております。



第2期決算公告

平成16年6月30日

株式会社 三井住友フィナンシャルグループ
東京都千代田区有楽町一丁目1番2号
取締役社長　西川善文
SMFG

貸借対照表
（平成16年3月31日現在）
（単位：億円）

科目（資産の部）	金額	科目（負債の部）	金額
流動資産	1,109	流動負債	2,302
現金及び預金	981	子会社短期借入金	2,300
前払費用	0	未払金	0
繰延税金資産	0	未払費用	0
未収収益	4	未払法人税等	0
未収還付法人税等	121	未払事業所税	0
その他	1	賞与引当金	0
固定資産	32,911	その他	0
有形固定資産	0	負債合計	2,302
建物	0	（資本の部）	
無形固定資産	0	資本金	12,476
ソフトウェア	0	資本剰余金	17,472
投資その他の資産	32,911	資本準備金	12,477
投資有価証券	1,713	その他資本剰余金	4,995
子会社株式	30,752	自己株式処分差益	4,995
長期貸付金	400	利益剰余金	1,787
繰延税金資産	45	任意積立金	304
繰延資産	9	別途積立金	304
創立費	9	当期未処分利益	1,483
		自己株式	△9
		資本合計	31,727
資産合計	34,030	負債及び資本合計	34,030

（注）1. 有形固定資産の減価償却累計額　0億円
　　　2. 1株当たりの当期純利益　3,704円49銭
（備考）記載金額は、億円未満を切り捨てて表示しております。

損益計算書
（平成15年4月1日から 平成16年3月31日まで）
（単位：億円）

科目	金額
営業収益	555
受取配当金	22
子会社受取配当金	450
子会社受入手数料	73
貸付金利息	8
営業費用	30
販売費及び一般管理費	30
営業利益	524
営業外収益	1
受取利息	1
受入手数料他	0
営業外費用	14
支払利息	8
創立費償却	3
支払手数料他	2
経常利益	511
税引前当期純利益	511
法人税,住民税及び事業税	0
法人税等調整額	6
当期純利益	505
前期繰越利益	972
利益準備金取崩額	4
当期未処分利益	1,483

連結貸借対照表
（平成16年3月31日現在）
（単位：億円）

科目（資産の部）	金額	科目（負債の部）	金額
現金預け金	53,289	預金	653,334
コールローン及び買入手形	3,605	譲渡性預金	35,194
買現先勘定	1,520	コールマネー及び売渡手形	62,924
債券貸借取引支払保証金	10,093	売現先勘定	10,984
買入金銭債権	4,808	債券貸借取引受入担保金	59,463
特定取引資産	33,067	コマーシャル・ペーパー	2,827
金銭の信託	37	特定取引負債	18,732
有価証券	270,499	借用金	23,604
貸出金	553,828	外国為替	5,727
外国為替	7,439	社債	40,029
その他資産	30,341	信託勘定借	360
動産不動産	9,840	その他負債	35,918
リース資産	9,917	賞与引当金	222
繰延税金資産	17,065	退職給付引当金	408
再評価に係る繰延税金資産	7	日本国際博覧会出展引当金	1
連結調整勘定	217	特別法上の引当金	8
支払承諾見返	30,797	繰延税金負債	401
貸倒引当金	△14,224	再評価に係る繰延税金負債	563
		支払承諾	30,797
		負債の部合計	981,505
		（少数株主持分）	
		少数株主持分	9,936
		（資本の部）	
		資本金	12,476
		資本剰余金	8,652
		利益剰余金	6,111
		土地再評価差額金	965
		株式等評価差額金	3,250
		為替換算調整勘定	△717
		自己株式	△29
		資本の部合計	30,709
資産の部合計	1,022,151	負債,少数株主持分及び資本の部合計	1,022,151

（注）1. 土地の再評価の方法　土地の再評価に関する法律施行令第2条第3号、第4号及び第5号に定める方法　土地の再評価に関する法律第10条に規定する差額　164億円
　　　2. 貸出金のうち破綻先債権額964億円、延滞債権額17,678億円、3ヵ月以上延滞債権額515億円及び貸出条件緩和債権額13,821億円並びにその合計額32,979億円
　　　3. 連結自己資本比率（第一基準）　11.37%
　　　4. 減価償却累計額　動産不動産:5,871億円、リース資産:15,283億円
　　　5. 1株当たりの純資産額　215,454円83銭
　　　6. 担保に供している資産　貸出金、有価証券等合計 197,781億円
　　　7. 1株当たりの当期純利益　52,314円75銭　8. 潜在株式調整後1株当たり当期純利益　35,865円20銭
（備考）記載金額は億円未満を切り捨てて表示しております。

連結損益計算書
（平成15年4月1日から 平成16年3月31日まで）
（単位：億円）

科目	金額
経常収益	35,525
資金運用収益	15,913
（うち貸出金利息）	11,676
（うち有価証券利息配当金）	2,566
信託報酬	3
役務取引等収益	5,010
特定取引収益	3,050
その他業務収益	9,464
（うちリース料収入）	4,210
その他経常収益	2,083
経常費用	32,096
資金調達費用	3,102
（うち預金利息）	1,046
役務取引等費用	768
特定取引費用	9
その他業務費用	8,866
（うち賃貸原価）	3,744
営業経費	8,665
その他経常費用	10,684
経常利益	3,428
特別利益	1,170
特別損失	549
税金等調整前当期純利益	4,048
法人税,住民税及び事業税	242
法人税等調整額	85
少数株主利益	415
当期純利益	3,304

決算公告（写）

銀行法第20条に基づいて、下記の決算公告を行いました。なお、同法第21条第1項及び第2項の規定により、本決算公告を本誌に掲載しております。

第1期決算公告

平成16年6月30日

東京都千代田区有楽町一丁目1番2号
株式会社 **三井住友銀行**
SMBC
頭取 西川 善文

貸借対照表
（平成16年3月31日現在）
（単位：億円）

科　目	金　額	科　目	金　額
（資産の部）		（負債の部）	
現 金 預 け 金	48,669	預　　　　　金	600,674
コ ー ル ロ ー ン	2,872	譲 渡 性 預 金	35,893
買 現 先 勘 定	1,303	コ ー ル マ ネ ー	24,792
債券貸借取引支払保証金	10,093	売 現 先 勘 定	10,711
買 入 金 銭 債 権	1,330	債券貸借取引受入担保金	59,463
特 定 取 引 資 産	29,589	売 渡 手 形	37,256
金 銭 の 信 託	37	特 定 取 引 負 債	15,044
有 価 証 券	265,925	借 用 金	25,319
貸 出 金	508,101	外 国 為 替	5,769
外 国 為 替	7,208	社 債	31,777
そ の 他 資 産	14,807	信 託 勘 定 借	360
動 産 不 動 産	6,883	そ の 他 負 債	23,688
繰 延 税 金 資 産	15,905	賞 与 引 当 金	87
支 払 承 諾 見 返	40,869	退 職 給 付 引 当 金	117
貸 倒 引 当 金	△12,507	日本国際博覧会出展引当金	1
		特 別 法 上 の 引 当 金	0
		金融先物取引責任準備金	0
		再評価に係る繰延税金負債	555
		支 払 承 諾	40,869
		負 債 の 部 合 計	912,382
		（資本の部）	
		資 本 金	5,599
		資 本 剰 余 金	12,373
		資 本 準 備 金	8,796
		利 益 剰 余 金	6,760
		当 期 純 利 益	3,011
		土 地 再 評 価 差 額 金	811
		株 式 等 評 価 差 額 金	3,163
		資 本 の 部 合 計	28,708
資 産 の 部 合 計	941,090	負債及び資本の部合計	941,090

損益計算書
（平成15年4月1日から 平成16年3月31日まで）
（単位：億円）

科　目	金　額
経 常 収 益	23,223
資 金 運 用 収 益	13,923
（うち貸出金利息）	(9,728)
（うち有価証券配当金）	(2,495)
信 託 報 酬	3
役 務 取 引 等 収 益	3,220
特 定 取 引 収 益	2,836
そ の 他 業 務 収 益	1,492
そ の 他 経 常 収 益	1,748
経 常 費 用	21,372
資 金 調 達 費 用	3,052
（うち預金利息）	(851)
役 務 取 引 等 費 用	955
特 定 取 引 費 用	28
そ の 他 業 務 費 用	1,597
営 業 経 費	6,230
そ の 他 経 常 費 用	9,506
経 常 利 益	1,851
特 別 利 益	1,668
特 別 損 失	331
税引前当期純利益	3,188
法人税、住民税及び事業税	127
法 人 税 等 調 整 額	49
当 期 純 利 益	3,011
前 期 繰 越 利 益	1,929
土地再評価差額金取崩額	38
中 間 配 当 額	434
当 期 未 処 分 利 益	4,545

（注）1.土地の再評価の方法　土地の再評価に関する法律施行令第2条第3号、第4号及び第5号に定める方法　土地の再評価に関する法律附則第10条に規定する差額　146億円
2.貸出金のうち破綻先債権額671億円、延滞債権額14,607億円、3ヵ月以上延滞債権額476億円及び貸出条件緩和債権額11,993億円並びにその合計額27,748億円
3.単体自己資本比率（国際統一基準）　11.36％
4.動産不動産の減価償却累計額　4,559億円
5.商法施行規則第124条第3号に規定する時価を付したことにより増加した純資産額　5,570億円
6.担保に供している資産　貸出金、有価証券等合計　194,941億円
7.1株当たりの当期純利益　5,228円80銭
（備考）記載金額は億円未満を切り捨てて表示しております。

信託財産残高表
（平成16年3月31日現在）（単位：億円）

資　産	金　額	負　債	金　額
貸 出 金	100	金 銭 信 託	170
有 価 証 券	46	金銭債権の信託	3,714
金 銭 債 権	3,787	包 括 信 託	409
そ の 他 債 権	0		
銀 行 勘 定 貸	360		
合 計	4,293	合 計	4,293

（注）1.共同信託他社管理財産はありません。
2.元本補てん契約のある信託については取り扱っておりません。
（備考）記載金額は億円未満を切り捨てて表示しております。

連結貸借対照表
（平成16年3月31日現在）
（単位：億円）

科　目	金　額	科　目	金　額
（資産の部）		（負債の部）	
現 金 預 け 金	53,228	預　　　　　金	653,940
コールローン及び買入手形	3,605	譲 渡 性 預 金	35,874
買 現 先 勘 定	1,520	コールマネー及び売渡手形	62,924
債券貸借取引支払保証金	10,093	売 現 先 勘 定	10,984
買 入 金 銭 債 権	4,815	債券貸借取引受入担保金	59,463
特 定 取 引 資 産	33,067	コマーシャル・ペーパー	30
金 銭 の 信 託	37	特 定 取 引 負 債	18,732
有 価 証 券	268,635	借 用 金	12,238
貸 出 金	554,289	外 国 為 替	5,727
外 国 為 替	7,439	社 債	38,633
そ の 他 資 産	18,922	信 託 勘 定 借	360
動 産 不 動 産	8,966	そ の 他 負 債	29,917
リ ー ス 資 産	248	賞 与 引 当 金	161
繰 延 税 金 資 産	16,469	退 職 給 付 引 当 金	309
再評価に係る繰延税金資産	7	日本国際博覧会出展引当金	1
支 払 承 諾 見 返	30,845	特 別 法 上 の 引 当 金	8
貸 倒 引 当 金	△13,759	繰 延 税 金 負 債	397
		再評価に係る繰延税金負債	563
		支 払 承 諾	30,845
		負 債 の 部 合 計	961,116
		（少数株主持分）	
		少 数 株 主 持 分	10,094
		（資本の部）	
		資 本 金	5,599
		資 本 剰 余 金	12,985
		利 益 剰 余 金	5,193
		土 地 再 評 価 差 額 金	963
		株 式 等 評 価 差 額 金	3,197
		為 替 換 算 調 整 勘 定	△718
		資 本 の 部 合 計	27,221
資 産 の 部 合 計	998,432	負債及び少数株主持分及び資本の部の合計	998,432

連結損益計算書
（平成15年4月1日から 平成16年3月31日まで）
（単位：億円）

科　目	金　額
経 常 収 益	27,170
資 金 運 用 収 益	15,607
（うち貸出金利息）	(11,349)
（うち有価証券配当金）	(2,566)
信 託 報 酬	3
役 務 取 引 等 収 益	4,220
特 定 取 引 収 益	3,050
そ の 他 業 務 収 益	2,310
そ の 他 経 常 収 益	1,978
経 常 費 用	24,348
資 金 調 達 費 用	2,950
（うち預金利息）	(1,047)
役 務 取 引 等 費 用	914
特 定 取 引 費 用	9
そ の 他 業 務 費 用	2,234
営 業 経 費	7,761
そ の 他 経 常 費 用	10,478
経 常 利 益	2,821
特 別 利 益	1,264
特 別 損 失	523
税金等調整前当期純利益	3,563
法人税、住民税及び事業税	139
法 人 税 等 調 整 額	2
少 数 株 主 利 益	403
当 期 純 利 益	3,016

（注）1.土地の再評価の方法　土地の再評価に関する法律施行令第2条第3号、第4号及び第5号に定める方法　土地の再評価に関する法律第10条に規定する差額　164億円
2.貸出金のうち破綻先債権額961億円、延滞債権額17,105億円、3ヵ月以上延滞債権額510億円及び貸出条件緩和債権額13,715億円並びにその合計額32,292億円
3.連結自己資本比率（国際統一基準）　10.89％
4.減価償却累計額　動産不動産:5,251億円、リース資産:288億円
5.1株当たりの純資産額　25,928円2銭
6.担保に供している資産　貸出金、有価証券等合計　197,692億円
7.1株当たりの当期純利益　5,238円85銭　8.潜在株式調整後1株当たり当期純利益　5,231円31銭
（備考）記載金額は億円未満を切り捨てて表示しております。

▍開示項目一覧 ▍

銀行法施行規則第34条の26	三井住友 フィナンシャルグループ
銀行持株会社の概況及び組織に関する次に掲げる事項	
1. 経営の組織（銀行持株会社の子会社等（法第52条の25に規定する子会社等（法第52条の13第1項前段に規定する説明書類の内容に重要な影響を与えない子会社等を除く）以下この項において同じ）の経営管理に係る体制を含む）	64～65
2. 資本金及び発行済株式の総数	122
3. 持株数の多い順に10以上の株主に関する次に掲げる事項	
① 氏名（株主が法人その他の団体である場合には、その名称）	124～125
② 各株主の持株数	124～125
③ 発行済株式の総数に占める各株主の持株数の割合	124～125
4. 取締役及び監査役（委員会等設置会社にあつては、取締役及び執行役）の氏名及び役職名	65
銀行持株会社及びその子会社等の概況に関する次に掲げる事項	
5. 銀行持株会社及びその子会社等の主要な事業の内容及び組織の構成	64～66、68～72、84
6. 銀行持株会社の子会社等に関する次に掲げる事項	
① 名称	70～72
② 主たる営業所又は事務所の所在地	70～72
③ 資本金又は出資金	70～72
④ 事業の内容	70～72
⑤ 設立年月日	70～72
⑥ 銀行持株会社が保有する子会社等の議決権の総株主、総社員又は総出資者の議決権に占める割合	70～72
⑦ 銀行持株会社の1.の子会社等以外の子会社等が保有する当該1.の子会社等の議決権の総株主、総社員又は総出資者の議決権に占める割合	70～72
銀行持株会社及びその子会社等の主要な業務に関する次に掲げる事項	
7. 直近の営業年度における営業の概況	14～16
8. 直近の5連結会計年度における主要な業務の状況を示す指標として次に掲げる事項	
① 経常収益	11
② 経常利益又は経常損失	11
③ 当期純利益又は当期純損失	11
④ 純資産額	11
⑤ 総資産額	11
⑥ 連結自己資本比率	11
銀行持株会社及びその子会社等の直近の2連結会計年度における財産の状況に関する次に掲げる事項	
9. 連結貸借対照表、連結損益計算書及び連結剰余金計算書	86～88
10. 貸出金のうち次に掲げるものの額及びその合計額	
① 破綻先債権に該当する貸出金	25、118
② 延滞債権に該当する貸出金	25、118
③ 3カ月以上延滞債権に該当する貸出金	25、118
④ 貸出条件緩和債権に該当する貸出金	25、118
11. 自己資本（基本的項目に係る細目を含む）の充実の状況	119～121
12. 銀行持株会社及びその子法人等（令第4条の2第2項に規定する子法人等）が2以上の異なる種類の事業を営んでいる場合の事業の種類ごとの区分に従い、当該区分に属する経常収益の額、経常利益又は経常損失の額及び資産の額として算出したもの（各経常収益等の額の総額に占める割合が少ない場合を除く）	106～107
13. 銀行持株会社が連結貸借対照表、連結損益計算書及び連結剰余金計算書について証券取引法第193条の2の規定に基づき公認会計士又は監査法人の監査証明を受けている場合にはその旨	86
14. 連結自己資本比率の算定に関する外部監査を受けている場合にはその旨	119

銀行法第52条の29	三井住友 フィナンシャルグループ
1. 営業年度ごとに同法第52条の28に基づく貸借対照表及び損益計算書を作成し、公告したものを当該銀行持株会社の子会社である銀行の営業所に備え置き、公衆の縦覧に供する	195

開示項目一覧

銀行法施行規則第19条の2（単体） 三井住友銀行

銀行の業務の運営に関する次に掲げる事項

直近の2営業年度における財産の状況に関する次に掲げる事項

銀行法第21条（単体）　　　　　　　　　　　三井住友銀行

金融機能の再生のための緊急措置に関する法律施行規則第4条（単体・資産の査定の基準）　　　三井住友銀行

銀行法施行規則第19条の3（連結）　　　　　　　　三井住友銀行

銀行及びその子会社等の概況に関する次に掲げる事項

開示項目一覧

開示項目一覧

三井住友フィナンシャルグループ「SMFGホームページ」のご案内

▶ www.smfg.co.jp

にアクセスしてください。

「SMFGホームページ」では、三井住友フィナンシャルグループの事業活動、ニュースリリースや財務データ、IR情報など、さまざまな情報をタイムリーに掲載しています。

▶ SMFGについて

●三井住友フィナンシャルグループの会社概要(各社の沿革、コーポレートガバナンス、組織図、格付情報) ●社長メッセージ ●グループ経営改革について ●グループ各社の紹介 ●環境問題への取り組み ●社会貢献活動への取り組みなど、SMFGの事業活動について掲載しています。



▶ IRライブラリー

●IRスケジュール ●IRプレゼンテーション ●ディスクロージャー誌 ●アニュアルレポート ●経営健全化計画 ●有価証券報告書など、「最新の情報を一通り入手したい」「過去のデータを参照したい」といった、それぞれの情報検索ニーズをカバーするページ構成としています。





▶ 財務情報

●財務ハイライト ●最新の財務情報 ●財務情報のバックナンバーの内容で構成しており、SMFGとグループ各社の財務に関する情報が入手できます。



▶ 株式情報

●株式事務手続きのご案内 ●資本・株式等の状況 ●配当情報などを掲載しています。





SMFG 三井住友フィナンシャルグループ
SUMITOMO MITSUI FINANCIAL GROUP

決算公告（写）

銀行法第52条の28に基づいて、下記の決算公告を行いました。なお、同法第52条の29第1項及び第2項の規定により、本決算公告を本誌に掲載しております。

三井住友フィナンシャルグループ　決算公告（写）

第2期決算公告

平成16年6月30日

東京都千代田区有楽町一丁目1番2号
株式会社三井住友フィナンシャルグループ
取締役社長　西川善文

貸借対照表
（平成16年3月31日現在）
（単位：億円）

科目	金額	科目	金額
（資産の部）		（負債の部）	
流動資産	1,109	流動負債	2,302
現金及び預金	981	子会社短期借入金	2,300
前払費用	0	未払金	0
繰延税金資産	0	未払費用	0
未収収益	4	未払法人税等	0
未収還付法人税等	121	未払事業所税	0
その他	1	賞与引当金	0
固定資産	32,911	その他	0
有形固定資産	0	負債合計	2,302
建物	0	（資本の部）	
物品	0	資本金	12,476
無形固定資産	0	資本剰余金	17,472
ソフトウェア	0	資本準備金	12,477
投資その他の資産	32,911	その他資本剰余金	4,995
投資有価証券	1,713	自己株式処分差損	4,995
子会社株式	30,752	自己株式処分差益	0
長期貸付金	400	利益剰余金	1,787
繰延税金資産	45	任意積立金	304
繰延資産	9	別途積立金	304
		当期未処分利益	1,483
		自己株式	△9
		資本合計	31,727
資産合計	34,030	負債及び資本合計	34,030

（注）1. 有形固定資産の減価償却累計額　0億円
　　　2. 1株当たりの当期純利益　3,704円49銭
（備考）記載金額は、億円未満を切り捨てて表示しております。

損益計算書
（自 平成15年4月1日　至 平成16年3月31日まで）
（単位：億円）

科目	金額
営業収益	555
受取配当金	22
子会社受取配当金	450
子会社受入手数料	73
貸付金利息	8
営業費用	30
販売費及び一般管理費	30
営業利益	524
営業外収益	1
受取利息	0
受入手数料	0
その他	0
営業外費用	14
支払利息	8
創立費償却	3
その他	2
経常利益	511
税引前当期純利益	511
法人税、住民税及び事業税	0
法人税等調整額	6
当期純利益	505
前期繰越利益	972
利益準備金取崩額	4
当期未処分利益	1,483

連結貸借対照表
（平成16年3月31日現在）
（単位：億円）

科目	金額	科目	金額
（資産の部）		（負債の部）	
現金預け金	53,289	預金	653,334
コールローン及び買入手形	3,605	譲渡性預金	35,194
買現先勘定	1,520	コールマネー及び売渡手形	62,924
債券貸借取引支払保証金	10,093	売現先勘定	10,984
買入金銭債権	4,808	債券貸借取引受入担保金	59,463
特定取引資産	33,067	コマーシャル・ペーパー	2,827
金銭の信託	37	特定取引負債	18,732
有価証券	270,499	借用金	23,604
貸出金	553,828	外国為替	5,727
外国為替	7,439	社債	40,029
その他資産	30,341	信託勘定借	360
動産不動産	9,840	その他負債	35,918
リース資産	9,917	賞与引当金	222
繰延税金資産	17,065	退職給付引当金	408
再評価に係る繰延税金資産	7	日本国際博覧会出展引当金	1
連結調整勘定	217	特別法上の引当金	8
支払承諾見返	30,797	繰延税金負債	401
貸倒引当金	△14,224	再評価に係る繰延税金負債	563
		支払承諾	30,797
		負債の部合計	981,505
		（少数株主持分）	
		少数株主持分	9,936
		（資本の部）	
		資本金	12,476
		資本剰余金	8,652
		利益剰余金	6,111
		土地再評価差額金	965
		株式等評価差額金	3,250
		為替換算調整勘定	△717
		自己株式	△29
		資本の部合計	30,709
資産の部合計	1,022,151	負債、少数株主持分及び資本の部合計	1,022,151

（注）1. 土地の再評価の方法　土地の再評価に関する法律施行令第2条第3号、第4号及び第5号に定める方法　土地の再評価に関する法律第10条に規定する差額　164億円
　　　2. 貸出金のうち破綻先債権額964億円、延滞債権額17,678億円、3ヵ月以上延滞債権額515億円及び貸出条件緩和債権額13,821億円並びにその合計額32,979億円
　　　3. 連結自己資本比率（第一基準）11.37%
　　　4. 減価償却累計額　動産不動産5,871億円、リース資産15,283億円
　　　5. 1株当たりの純資産額　215,454円83銭
　　　6. 担保に供している資産　貸出金、有価証券等合計 197,781億円
　　　7. 1株当たりの当期純利益　52,314円75銭　8. 潜在株式調整後1株当たり当期純利益　35,865円20銭
（備考）記載金額は億円未満を切り捨てて表示しております。

連結損益計算書
（自 平成15年4月1日　至 平成16年3月31日まで）
（単位：億円）

科目	金額
経常収益	35,525
資金運用収益	15,913
（うち貸出金利息）	11,676
（うち有価証券利息配当金）	2,566
信託報酬	3
役務取引等収益	5,010
特定取引収益	3,050
その他業務収益	9,464
（うちリース料収入）	4,210
その他経常収益	2,083
経常費用	32,096
資金調達費用	3,102
（うち預金利息）	1,046
役務取引等費用	768
特定取引費用	9
その他業務費用	8,866
（うちリース原価）	3,744
営業経費	8,665
その他経常費用	10,684
経常利益	3,428
特別利益	1,170
特別損失	549
税金等調整前当期純利益	4,048
法人税、住民税及び事業税	242
法人税等調整額	85
少数株主利益	415
当期純利益	3,304

平成 16 年 6 月 10 日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号 8316）

弊社に関する報道について

昨日来、「三井住友フィナンシャルグループとプロミスが提携」との報道がありました。提携について検討しているのは事実ですが、現時点で何ら決定されたものはありません。

以　上

Comments on Media Reports

TOKYO, June 10, 2004 --- As to the media reports since yesterday regarding an alliance between Sumitomo Mitsui Financial Group (SMFG) and PROMISE CO.,LTD., SMFG commented that it is considering the issue but nothing has been decided at the moment.

平成 16 年 6 月 21 日

各　　位

株式会社三井住友フィナンシャルグループ
（コード番号　8316）
プ ロ ミ ス 株 式 会 社
（コード番号　8574）

三井住友フィナンシャルグループとプロミスの戦略的提携について

　株式会社三井住友フィナンシャルグループ（社長：西川善文、以下「SMFG」）とプロミス株式会社（社長：神内博喜）は、関係当局の認可等を前提として、コンシューマー・ファイナンス事業における戦略的提携を行うことについて、本日、合意いたしましたので、以下の通りお知らせいたします。

Ⅰ．提携の趣旨

　経済の成熟、個人の価値観・ライフスタイルの多様化等が進む中、我国におけるコンシューマー・ファイナンスビジネスは今後、大きな変貌を遂げつつ、更に拡大していくことが予想されます。こうした状況下、SMFG とプロミスは、変化するお客さまのファイナンスニーズをきめ細かく捕捉するとともに、より魅力的なローン商品の開発を通じて新たなお客さまのニーズに応え、コンシューマー・ファイナンス事業において我国トップの地位を構築してまいります。

　このため、SMFG とプロミスは、それぞれを戦略的パートナーと位置付け、先進的かつ本格的な提携を実現し、双方の培ってきたブランド、顧客基盤、ノウハウ、経験等の融合により、双方のお客さまに対して最高の商品・サービスの提供を行ってまいります。

　今回、その第一歩として、以下の通り、業務提携及び資本提携を行うことといたしました。

1

Ⅱ．業務提携の内容

SMFG グループとプロミスは、以下の業務提携を実施します。

1． SMFG の子会社である株式会社三井住友銀行（以下「SMBC」）とプロミスは、これまでローン商品をご利用されていない方を含む幅広いお客さまの即時借入れニーズにお応えするため、新たなローン商品提供スキームの共同開発・推進を行います。このスキームにおいては、金利水準の異なる複数のローン商品を用意し、お客さまからの申込みを受け付けた後、審査を経て迅速に商品を提供します。

　　SMBC とプロミスは、8〜12％程度の金利で利便性の高いローン商品を SMBC の販売チャネルを通じて提供することにより、コンシューマー・ファイナンスビジネスの飛躍的拡大を図ってまいります。同時に、15〜18％の金利のローン商品の提供を進めるために、SMBC とプロミスは共同出資により消費者金融会社（仮称：株式会社 SMBC コンシューマーファイナンス、以下「SMBCCF」）を新たに設立する予定であります。

　　本スキームの実現へ向けて、プロミスは、SMBC および SMBCCF のローン商品の保証を引受ける他、販売促進、与信管理、債権回収等について、ノウハウの提供等により、全面的に支援します。また、SMBC は、ローン商品窓口の設置を進める等店頭販売体制を整備する他、プロミスの開発するローン申込機の SMBC 店舗への設置を進めます。その他、SMFG グループとプロミスは、相互のネットワーク・インフラの有効活用について協力します。

2． SMFG の子会社である株式会社ジャパンネット銀行（以下「JNB」）とプロミスは、JNB のローン業務における提携を含めた、包括的な提携を進めます。

3． SMBC とプロミスは、スモール法人マーケットに対するファイナンス事業について、共同研究を実施します。

4． SMFG グループとプロミスグループは、相互の業務に対する理解を深めるため、各階層に亘り、人材交流を実施します。

また、両社は今後、プロミスと SMFG のグループ会社である三井住友カード株式会社、さくらカード株式会社等との協働も含め、業務提携の更なる拡充を図ってまいります。

尚、本件業務提携により、提携実施から 3 年後を目途に、SMFG グループとプロミスグループ合算で、5,000 億円程度のローン残高を新たに創出することを目指してまいります。また、今後の業務提携の拡充により、提携効果の更なる拡大を図ってまいります。



Sumitomo Mitsui Financial Group, Inc.

Promise Co., Ltd.

Strategic Alliance
between Sumitomo Mitsui Financial Group and Promise

Tokyo, June 21, 2004 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG", President and CEO: Yoshifumi Nishikawa) and Promise Co., Ltd. ("Promise", President: Hiroki Jinnai) today reached an agreement, subject to the approvals of the relevant authorities, to form a strategic alliance in the consumer finance business.

I. Purpose of Strategic Alliance

The consumer finance business is expected to grow further as it changes significantly in step with the maturing of economy and diversification of consumers' sense of value and lifestyles. Under such circumstances, SMFG and Promise has agreed to form a strategic alliance in order to establish the No. 1 consumer finance business in Japan by meeting customers' various finance needs and providing attractive products.

As strategic partners, SMFG and Promise will form a full-scale alliance forged from positions of strength, and provide the best products and services by leveraging their respective resources such as brands, customer base, expertise, and experience.

As a first step, SMFG and Promise will form a business alliance and a capital alliance. The outline is as follows.

II. Outline of Business Alliance

1. Sumitomo Mitsui Banking Corporation ("SMBC"), a wholly-owned subsidiary of SMFG, and Promise will jointly develop new consumer loan models in order to capture immediate cashing needs of a wide range of customers, including first-timers. SMBC and Promise will provide several types of loans with different levels of interest rates and quickly make loans due to fast credit approval process.

1

SMBC and Promise will significantly grow consumer finance business by providing convenient loan products with interest rates ranging from 8% to around 12% through SMBC's marketing channels. At the same time, SMBC and Promise plan to establish a new joint venture (tentative name: SMBC Consumer Finance Co., Ltd. "SMBCCF") for promoting loan products with interest rates ranging from 15% to 18%.

Promise, with its experience in consumer finance business, will fully support SMBC and SMBCCF by guaranteeing their loan products, as well as providing expertise in marketing, credit monitoring and loan collection. SMBC will set up consumer loan counters and install loan processing machines to be developed by Promise at its branches. Furthermore, SMFG and Promise will cooperate to utilize their respective network infrastructures.

2. The Japan Net Bank Limited ("JNB"), a subsidiary of SMFG, will forge a comprehensive strategic alliance with Promise, starting with the consumer loan business.

3. SMBC and Promise will jointly develop finance products and services for small businesses.

4. SMFG and Promise will exchange a wide range of officers and employees on a group basis to enhance the mutual understanding of each other's business.

In addition, both companies will seek further development of business alliance, including collaboration of Promise with other subsidiaries of SMFG, such as Sumitomo Mitsui Card Co., Ltd. and SAKURA CARD CO., Ltd.

SMFG and Promise aim to achieve about 500 billion yen in consumer loan balance in 3 years on a group basis, and further expand the business alliance to enhance the synergy effect.

III. Outline of Capital Alliance

SMFG and Promise will enter into the following capital alliance in order to share

the profit from the business alliance and strengthen their relationship.

1. SMBC, a subsidiary of SMFG, will acquire shares of common stock equivalent to 20% of Promise's outstanding shares through the following methods.

(1) By July 13, 2004, SMBC will acquire shares equivalent to 15% of Promise's outstanding shares as follows:
   (a) Subscription of newly issued shares through third party allocation (8,900,000 ordinary shares)
   (b) Purchase of treasury stock (4,330,000 ordinary shares)
   (c) Purchase of shares from existing major individual shareholders (7,000,000 ordinary shares)

(2) SMFG plans to acquire additional shares of common stock of Promise, in appropriate ways, up to 20% of Promise's outstanding shares.

2. SMFG will obtain a seat on Promise's board of directors, subject to the approval at Promise's general shareholders meeting.

3. There will be no changes in Promise's management structure, corporate organization and business structure.

平成 16 年 7 月 30 日

各　　位


株式会社三井住友フィナンシャルグループ

（コード番号 8316）


弊社に関する報道について

本日、三井住友フィナンシャルグループがＵＦＪホールディングスに統合を申し入れるとの報道がありました。住友信託銀行と共同歩調をとり、統合を申し入れることについて検討しているのは事実ですが、現時点において具体的に決まったものは何もありません。


以　　上

平成17年3月期 第1四半期財務・業績の概況（連結）

平成16年7月30日

上場会社名　　　株式会社 三井住友フィナンシャルグループ　　　（コード番号：8316　東証・大証・名証）
（URL　http://www.smfg.co.jp）
代　表　者　　　取締役社長　西　川　善　文
問合せ先責任者　財務部副部長　正　脇　久　昌　　　　　　　　　ＴＥＬ　(03)5512-3411
取締役会開催日　　　　　平成16年7月30日

1．四半期財務情報の作成等に係る事項

①会計処理の方法における簡便な方法の採用の有無　　　　　：無
②最近連結会計年度からの会計処理の方法の変更の有無　　　：無
③連結及び持分法の適用範囲の異動の有無　　　：有（連結（新規）5社（除外）3社　持分法（新規）0社（除外）2社）

2．平成17年3月期第1四半期財務・業績の概況（平成16年4月1日～平成16年6月30日）

（注）記載金額は百万円未満を切り捨てて表示しております。
なお、以下に記載する数値は監査法人による監査を受けておりません。

(1) 経営成績（連結）の進捗状況

	経常収益		経常利益		四半期（当期）純利益	
	百万円	％	百万円	％	百万円	％
平成17年3月期第1四半期	807,088	（ － ）	203,030	（ － ）	169,929	（ － ）
平成16年3月期第1四半期	－	（ － ）	－	（ － ）	－	（ － ）
（参考）平成16年3月期	3,552,510		342,844		330,414	

	1株当たり四半期（当期）純利益		潜在株式調整後1株当たり四半期（当期）純利益	
	円	銭	円	銭
平成17年3月期第1四半期	29,392	28	16,707	02
平成16年3月期第1四半期	－		－	
（参考）平成16年3月期	52,314	76	35,865	20

（注）① 前年同四半期の実績及び増減率につきましては、四半期連結財務諸表を作成していないため記載しておりません。
　　　② 持分法投資損益　　　　平成17年3月期第1四半期　　　　　6,758 百万円
　　　　　　　　　　　　　　　平成16年3月期第1四半期　　　　　　　 － 百万円
　　　　　　　　　　　　　　　（参考）平成16年3月期　　　　　　15,700 百万円
　　　③ 期中平均株式数（連結）　平成17年3月期第1四半期　普通株式　　5,781,431 株
　　　　　　　　　　　　　　　　　平成16年3月期第1四半期　普通株式　　　　　 － 株
　　　　　　　　　　　　　　　　　（参考）平成16年3月期　普通株式　　5,760,808 株

(2) 財政状態（連結）の変動状況

	総資産	株主資本	株主資本比率	1株当たり株主資本	
	百万円	百万円	％	円	銭
平成17年3月期第1四半期	100,755,435	3,186,959	3.2	240,568	89
平成16年3月期第1四半期	－	－	－	－	
（参考）平成16年3月期	102,215,172	3,070,942	3.0	215,454	84

（注）① 前年同四半期の実績につきましては、四半期連結財務諸表を作成していないため記載しておりません。
　　　② 期末発行済株式数（連結）　平成17年3月期第1四半期　普通株式　　5,781,547 株
　　　　　　　　　　　　　　　　　　平成16年3月期第1四半期　普通株式　　　　　 － 株
　　　　　　　　　　　　　　　　　　（参考）平成16年3月期　普通株式　　5,781,284 株

3．平成17年3月期の連結業績予想（平成16年4月1日～平成17年3月31日）

前回連結業績予想（平成16年5月24日公表）からの変更はありません。

本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化し得ることにご留意ください。

平成17年3月期 第1四半期決算の概要

三井住友フィナンシャルグループの「平成17年3月期第1四半期決算」の概要は、以下のとおりであります。
なお、当社は、前年同四半期の四半期財務諸表を作成していないため、前年同四半期対比での経営成績
の進捗状況の分析及び記載は行っておりません。

1. 経営成績の進捗状況

　当第1四半期は、引き続き商業銀行業務のあり方を抜本的に見直す「業務改革」、最適グループ経営
の実現・戦略事業の抜本的強化を主眼とする「グループ経営改革」の2つの改革を更に加速させる動き
を展開いたしました。
　なかでも、今後更なる拡大が期待されるコンシューマー・ファイナンスビジネスにおきましては、
プロミス株式会社を戦略的パートナーとし、業務提携ならびに資本提携を行うことといたしました。
　また、従来より戦略ビジネスと位置付けております「個人向けコンサルティングビジネス」におきまし
ても、平日夜間や休日の営業時間を延長することによりお客様の利便性を高めた「SMBCコンサル
ティングプラザ」を増設するなど、お客様のニーズに一層お応えしていく施策を展開してまいりました。

　当第1四半期の損益の状況につきましては、「連結ベース」で粗利益が4,858億円、営業経費が
2,155億円、与信関係費用が900億円等となりました。その結果、経常利益は2,030億円、四半期純利益
は1,699億円となりました。

　「三井住友銀行単体」では、業務粗利益が3,589億円、経費（除く臨時処理分）が1,474億円となった
結果、業務純益（一般貸倒引当金繰入前）は2,115億円となりました。また、経常利益は1,560億円、
四半期純利益は1,493億円となっております。なお、与信関係費用は644億円であります。

2. 財政状態の変動状況

　財政状態につきましては、当第1四半期末における連結ベースの総資産額は、前年度末比1兆4,597
億円減少し100兆7,554億円となり、純資産額は前年度末比1,160億円増加し3兆1,870億円となりました。
　主要な勘定残高としましては、預金が前年度末比6,823億円増加し66兆158億円となりました一方で、
貸出金は前年度末比5,923億円減少し54兆7,905億円となりました。

　また、不良債権残高及びその他有価証券の評価損益の変動状況につきましては、以下のとおりで
あります。

（1）不良債権残高
　「連結ベース」の金融再生法に基づく開示債権の残高は、前年度末比686億円減少し、3兆2,676億円
となりました。

　「三井住友銀行単体」の金融再生法に基づく開示債権の残高は、前年度末比560億円減少し、
2兆7,552億円となりました。また、不良債権比率は、5.0%となっております。
　不良債権につきましては、引き続き積極的なオフバランス化を図るとともに、企業再生・劣化防止への
取り組みを強化し、不良債権比率半減の確実な達成に向け、一層の削減に取り組んでまいります。

（2）その他有価証券の評価損益
　「連結ベース」のその他有価証券の評価損益は、前年度末比397億円減少し、ネットで5,360億円
の評価益となりました。

　「三井住友銀行単体」のその他有価証券の評価損益は、前年度末比446億円減少し、ネットで
5,115億円の評価益となりました。これは株式の評価益が増加（前年度末比＋691億円）した一方で、
長期金利の上昇に伴い国債等の債券の評価損が拡大（前年度末比△401億円）したことに加えて、
外貨建債券を主体にその他の証券が評価損となったためであります。

次ページ以降に「経営成績の進捗状況」及び「財政状態の変動状況」に係る補足資料を掲載しております。
なお、補足資料上の【連結】は三井住友フィナンシャルグループの連結計数を表示しております。

1. 平成17年3月期（16年度）第1四半期決算の主要計数概要

（1）損益概況

【連結】 　《ご参考》　（金額単位　億円）

		16年度第1四半期	16年度予想（注）中間期		15年度実績中間期	
経 常 利 益	1	2,030	2,700	6,500	1,655	3,428
四半期（当期）純利益	2	1,699	1,500	3,300	1,435	3,304

【三井住友銀行単体】 　《ご参考》　（金額単位　億円）

		16年度第1四半期	16年度予想（注）中間期		15年度実績中間期	
業 務 純 益 （一般貸倒引当金繰入前）	3	2,115	4,600	9,800	4,993	10,001
経 常 利 益	4	1,560	2,000	5,000	1,052	1,851
四半期（当期）純利益	5	1,493	1,300	2,800	1,396	3,011
与 信 関 係 費 用	6	△ 644	△ 2,500	△ 4,500	△ 3,594	△ 8,034

（注）16年度予想：5月24日公表済の業績予想

（2）金融再生法に基づく開示債権額

（金額単位　億円）

【連結】 　　　　《ご参考》

		16年6月末	16年3月末
破産更生債権及び これらに準ずる債権	7	4,534	4,859
危険債権	8	14,542	14,092
要管理債権	9	13,600	14,412
合　　　計	10	32,676	33,362

【三井住友銀行単体】 　　　《ご参考》

		16年6月末	16年3月末
破産更生債権及び これらに準ずる債権	11	3,348	3,616
危険債権	12	12,482	12,027
要管理債権	13	11,722	12,469
合　　　計	14	27,552	28,112

（3）自己資本比率（連結・第一基準）

【連結】 　　　　《ご参考》

		16年9月末 （予想値）	16年3月末 （実績）
連結自己資本比率	15	11%程度	11.37%
連結TierⅠ比率	16	6%程度	6.03%

（4）その他有価証券の評価差額

【連結】 　　　　《ご参考》　（金額単位　億円）

		16年6月末				16年3月末			
		時　価	評価差額	評価益	評価損	時　価	評価差額	評価益	評価損
その他有価証券	17	259,871	5,360	8,389	△3,029	263,586	5,756	7,875	△2,119
株式	18	34,780	7,454	8,005	△ 550	34,368	6,698	7,369	△ 671
債券	19	183,273	△1,435	281	△1,716	170,977	△1,033	186	△1,218
その他	20	41,818	△ 660	103	△ 763	58,241	91	320	△ 230

2. 経営成績の進捗状況

(1) 損益状況【連結】

《ご参考》 （金額単位 百万円）

		16年度 第1四半期	15年度中間期	15年度
連 結 粗 利 益	1	485,767	1,049,121	2,069,501
資 金 利 益	2	307,291	663,237	1,281,070
信 託 報 酬	3	133	84	334
役 務 取 引 等 利 益	4	107,242	195,190	424,176
特 定 取 引 利 益	5	△ 2,651	163,904	304,094
そ の 他 業 務 利 益	6	73,750	26,704	59,825
営 業 経 費	7	△ 215,453	△ 448,094	△ 866,549
不 良 債 権 処 理 額	8	△ 89,974	△ 441,522	△ 971,455
貸 出 金 償 却	9	△ 46,697	△ 388,924	△ 660,382
個 別 貸 倒 引 当 金 繰 入 額	10	△ 59,983	△ 244,860	－
一 般 貸 倒 引 当 金 繰 入 額	11	17,268	228,302	－
そ の 他	12	△ 561	△ 36,041	△ 311,072
株 式 等 損 益	13	17,236	20,604	101,496
持 分 法 に よ る 投 資 損 益	14	6,758	8,044	15,700
そ の 他	15	△ 1,304	△ 22,644	△ 5,848
経 常 利 益	16	203,030	165,508	342,844
特 別 損 益	17	△ 7,536	21,371	62,049
うち貸倒引当金戻入益	18	－	－	14,378
うち個別貸倒引当金繰入額	19	－	－	△ 320,653
うち一般貸倒引当金戻入益	20	－	－	331,225
うち債権売却損失引当金戻入益	21		－	489
税金等調整前四半期（当期）純利益	22	195,494	186,880	404,894
法 人 税 、 住 民 税 及 び 事 業 税	23	△ 4,300	△ 22,436	△ 24,289
法 人 税 等 調 整 額	24	△ 5,544	5,137	△ 8,593
少 数 株 主 利 益	25	△ 15,719	△ 26,087	△ 41,596
四 半 期 （ 当 期 ） 純 利 益	26	169,929	143,492	330,414

(注)1. 記載金額は百万円未満を切り捨てて表示しております。また、金額が損失又は減益には△を付しております。
　　 2. 連結粗利益＝（資金運用収益－資金調達費用）＋信託報酬＋（役務取引等収益－役務取引等費用）
　　　　　　　　　＋（特定取引収益－特定取引費用）＋（その他業務収益－その他業務費用）

与 信 関 係 費 用（8＋18＋21）	27	△ 89,974	△ 441,522	△ 956,586

［ご参考］ （金額単位 億円）

連 結 業 務 純 益	28	2,504	5,327	10,906

(注)連結業務純益＝三井住友銀行業務純益（一般貸倒引当金繰入前）＋他の連結会社の経常利益（臨時要因調整後）
　　　　　　　　 ＋持分法適用会社経常利益×持分割合-内部取引（配当等）

（連結対象会社数） （単位 社）

		16年6月末	16年3月末比	16年3月末
連 結 子 会 社 数	29	167	2	165
持 分 法 適 用 会 社 数	30	46	△ 2	48

（2）損益状況【三井住友銀行単体】

《ご参考》 （金額単位 百万円）

		16年度 第1四半期	15年度中間期	15年度
業 務 粗 利 益	1	358,914	795,339	1,584,127
（除く国債等債券損益）	2	(358,998)	(776,567)	(1,561,386)
資 金 利 益	3	255,640	568,597	1,087,060
信 託 報 酬	4	133	84	334
役 務 取 引 等 利 益	5	51,305	99,330	226,568
特 定 取 引 利 益	6	△ 6,890	149,824	280,729
そ の 他 業 務 利 益	7	58,725	△ 22,497	△ 10,565
（うち国債等債券損益）	8	(△ 84)	(18,771)	(22,741)
経 費（除く臨時処理分）	9	△ 147,402	△ 296,030	△ 583,995
人 件 費	10	△ 55,168	△ 113,967	△ 221,284
物 件 費	11	△ 83,708	△ 166,697	△ 332,238
税 金	12	△ 8,525	△ 15,365	△ 30,472
業務純益（一般貸倒引当金繰入前）	13	211,512	499,308	1,000,132
（除く国債等債券損益）	14	(211,596)	(480,536)	(977,391)
一 般 貸 倒 引 当 金 繰 入 額	15	16,045	－	－
業 務 純 益	16	227,557	499,308	1,000,132
臨 時 損 益	17	△ 71,531	△ 394,133	△ 814,994
不 良 債 権 処 理 額	18	△ 80,433	△ 373,597	△ 869,234
貸 出 金 償 却	19	△ 29,911	△ 337,901	△ 566,344
個 別 貸 倒 引 当 金 繰 入 額	20	△ 50,011	－	
債 権 売 却 損 失 引 当 金 繰 入 額	21		－	－
共 同 債 権 買 取 機 構 売 却 損	22		△ 740	△ 806
貸 出 債 権 売 却 損 等	23	△ 2,900	△ 34,955	△ 302,083
特 定 海 外 債 権 引 当 勘 定 繰 入 額	24	2,389	－	－
株 式 等 損 益	25	14,584	18,783	103,867
株 式 等 売 却 益	26	15,643	50,910	151,170
株 式 等 売 却 損	27	△ 248	△ 24,720	△ 36,577
株 式 等 償 却	28	△ 810	△ 7,406	△ 10,724
外 形 標 準 事 業 税	29		△ 7,678	△ 8,478
そ の 他 臨 時 損 益	30	△ 5,682	△ 31,641	△ 41,149
経 常 利 益	31	156,025	105,175	185,138
特 別 損 益	32	△ 6,880	37,813	133,707
うち動産不動産処分損益	33	△ 2,216	△ 6,404	△ 11,853
うち退職給付会計基準変更時差異償却	34	△ 4,000	△ 10,083	△ 19,473
うち貸倒引当金戻入益	35	－	13,787	65,342
個 別 貸 倒 引 当 金 繰 入 額	36	－	△ 217,330	△ 276,402
一 般 貸 倒 引 当 金 戻 入 益	37		229,089	337,937
特定海外債権引当勘定戻入益	38		2,028	3,807
うち債権売却損失引当金戻入益	39		393	488
うち東京都銀行税還付税金・還付加算金	40		40,333	40,363
うち厚生年金基金の代行部分返上益	41			59,095
税引前四半期（当期）純利益	42	149,145	142,988	318,846
法 人 税 、 住 民 税 及 び 事 業 税	43	1,335	△ 12,573	△ 12,752
法 人 税 等 調 整 額	44	△ 1,173	9,244	△ 4,980
四 半 期 （ 当 期 ） 純 利 益	45	149,307	139,659	301,113
与信関係費用（15＋18＋35＋39）	46	△ 64,388	△ 359,415	△ 803,403

（注）記載金額は百万円未満を切り捨てて表示しております。また、金額が損失又は減益には△を付しております。

－5－

3. 財政状態の変動状況

(1)金融再生法開示債権

【連結】　　　　　　　　　　　　　　　　　　　　　　（金額単位　百万円）

	16年6月末	16年3月末比	16年3月末
破産更生債権及びこれらに準ずる債権	453,355	△ 32,509	485,864
危険債権	1,454,242	45,091	1,409,151
要管理債権	1,360,019	△ 81,163	1,441,182
合　計（A）	3,267,616	△ 68,581	3,336,197
正常債権	55,872,263	△255,287	56,127,550
総　計（B）	59,139,879	△323,868	59,463,747
不良債権比率（A／B）	5.5%	△　0.1%	5.6%
直接減額実施額	1,332,102	95,954	1,236,148

（注）金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。

【三井住友銀行単体】　　　　　　　　　　　　　　（金額単位　百万円）

	16年6月末	16年3月末比	16年3月末
破産更生債権及びこれらに準ずる債権	334,817	△ 26,825	361,642
危険債権	1,248,193	45,520	1,202,673
要管理債権	1,172,200	△ 74,719	1,246,919
合　計（A）	2,755,210	△ 56,024	2,811,234
正常債権	52,685,294	△189,059	52,874,353
総　計（B）	55,440,504	△245,083	55,685,587
不良債権比率（A／B）	5.0%	△　0.0%	5.0%
直接減額実施額	970,571	81,210	889,361

(2)リスク管理債権

【連結】　　　　　　　　　　　　　　　　　　　　　　（金額単位　百万円）

	16年6月末	16年3月末比	16年3月末
破綻先債権	96,097	△　　316	96,413
延滞債権	1,780,189	12,327	1,767,862
3カ月以上延滞債権	61,404	9,866	51,538
貸出条件緩和債権	1,291,212	△ 90,956	1,382,168
合　計	3,228,902	△ 69,079	3,297,981
直接減額実施額	1,273,152	94,897	1,178,255
貸出金残高（末残）	54,790,479	△592,321	55,382,800

【三井住友銀行単体】　　　　　　　　　　　　　　（金額単位　百万円）

	16年6月末	16年3月末比	16年3月末
破綻先債権	68,252	1,069	67,183
延滞債権	1,478,267	17,480	1,460,787
3カ月以上延滞債権	52,744	5,126	47,618
貸出条件緩和債権	1,119,456	△ 79,845	1,199,301
合　計	2,718,719	△ 56,170	2,774,889
直接減額実施額	946,826	81,032	865,794
貸出金残高（末残）	50,230,597	△579,547	50,810,144

（3）有価証券の評価損益

【連結】

（金額単位　百万円）

	16年6月末				16年3月末		
	評価損益	16年3月末比	評価益	評価損	評価損益	評価益	評価損
満期保有目的	△10,880	△3,455	2,108	△12,989	△7,425	2,840	△10,266
その他有価証券	535,959	△39,653	838,871	△302,911	575,612	787,517	△211,904
株式	745,445	75,661	800,483	△55,037	669,784	736,878	△67,094
債券	△143,483	△40,227	28,135	△171,618	△103,256	18,590	△121,847
その他	△66,002	△75,086	10,253	△76,255	9,084	32,047	△22,963
その他の金銭の信託	126	5	211	△84	121	222	△100
合　計	525,206	△43,102	841,191	△315,985	568,308	790,580	△222,271
株式	745,445	75,661	800,483	△55,037	669,784	736,878	△67,094
債券	△155,098	△43,315	29,509	△184,607	△111,783	20,330	△132,113
その他	△65,141	△75,448	11,199	△76,340	10,307	33,371	△23,063

（注）1.「有価証券」のほか、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中の貸付債権信託受益権等も含めております。

2. 株式については主に期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいております。

3. その他有価証券及びその他の金銭の信託については、時価評価しておりますので、上記の表上は、連結貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。

4. 16年6月末のその他有価証券の評価損益のうち、時価ヘッジの適用により費用に計上した額が10,476百万円ありますので、資本直入処理の対象となる額は、同額加算されます。また、16年3月末のその他有価証券の評価損益のうち、時価ヘッジの適用により収益に計上した額が23,452百万円ありますので、資本直入処理の対象となる額は、同額控除されます。

【三井住友銀行単体】

（金額単位　百万円）

	16年6月末				16年3月末		
	評価損益	16年3月末比	評価益	評価損	評価損益	評価益	評価損
満期保有目的	△10,893	△3,247	2,096	△12,989	△7,646	2,618	△10,265
子会社・関連会社株式	49,714	8,018	50,022	△308	41,696	41,696	－
その他有価証券	511,520	△44,626	803,530	△292,010	556,146	757,072	△200,925
株式	720,159	69,058	770,432	△50,272	651,101	711,514	△60,413
債券	△141,963	△40,073	24,823	△166,786	△101,890	16,211	△118,101
その他	△66,675	△73,610	8,275	△74,950	6,935	29,346	△22,410
その他の金銭の信託	126	5	211	△84	121	222	△100
合　計	550,468	△39,850	855,861	△305,392	590,318	801,610	△211,291
株式	769,873	77,075	820,455	△50,581	692,798	753,211	△60,413
債券	△153,578	△43,162	26,197	△179,776	△110,416	17,950	△128,366
その他	△65,826	△73,763	9,208	△75,035	7,937	30,448	△22,510

（注）1.「有価証券」のほか、「現金預け金」中の譲渡性預け金も含めております。

2. 株式のうち子会社・関連会社株式に該当しないものについては期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいております。

3. その他有価証券及びその他の金銭の信託については、時価評価しておりますので、上記の表上は、貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。

4. 16年6月末のその他有価証券の評価損益のうち、時価ヘッジの適用により費用に計上した額が10,476百万円ありますので、資本直入処理の対象となる額は、同額加算されます。また、16年3月末のその他有価証券の評価損益のうち、時価ヘッジの適用により収益に計上した額が23,452百万円ありますので、資本直入処理の対象となる額は、同額控除されます。

（4）デリバティブ取引の概要（繰延ヘッジ会計適用分）

【三井住友銀行単体】

《ご参考》　　　　　　（金額単位　億円）

	16年6月末				16年3月末			
	資産	負債	ネット資産	ネット繰延利益	資産	負債	ネット資産	ネット繰延利益
金利スワップ	625	1,599	△974	△1,308	990	1,065	△75	△591
通貨スワップ	18	62	△44	33	15	39	△24	47
その他	58	32	26	34	23	73	△50	16
合　　計	701	1,693	△992	△1,241	1,028	1,177	△149	△528

（注）1．デリバティブ取引については、時価をもって貸借対照表価額としております。
　　　2．ヘッジ会計の方法として、金融商品会計実務指針に基づく個別の繰延ヘッジ又は時価ヘッジのほか、日本公認会計士協会
　　　　業種別監査委員会報告第24号及び第25号に基づく銀行業固有の繰延ヘッジを適用しております。

〔補足〕金利スワップ（繰延ヘッジ会計適用分）の残存期間別想定元本は以下のとおりであります。

《ご参考》　　　　　　（金額単位　億円）

	16年6月末				16年3月末			
	1年以内	1年超5年以内	5年超	合　計	1年以内	1年超5年以内	5年超	合　計
受取固定・支払変動	27,677	200,553	45,801	274,031	37,689	201,680	43,076	282,445
受取変動・支払固定	10,143	31,378	56,795	98,316	8,650	30,899	44,604	84,153
受取変動・支払変動	10	6,130	508	6,648	10	6,130	508	6,648
金利スワップ想定元本合計	37,830	238,061	103,104	378,995	46,349	238,709	88,188	373,246

（5）預金残高

【三井住友銀行単体】

《ご参考》
（金額単位　億円）

	16年6月末	16年3月末
国　内　預　金	583,863	586,792
うち個人預金	322,490	316,318

（注）本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

１．四半期連結貸借対照表

（金額単位　百万円）

期別 科目	当四半期 （平成17年3月期 第1四半期末） （Ａ）	前連結会計年度 （平成16年3月期末） （Ｂ）	増　減 （Ａ）－（Ｂ）	前年同四半期 （平成16年3月期 第1四半期末）
（　資　産　の　部　）				
現　金　預　け　金	4,476,560	5,328,950	△ 852,390	－
コールローン及び買入手形	574,882	360,509	214,373	－
買　現　先　勘　定	179,873	152,070	27,803	－
債券貸借取引支払保証金	488,376	1,009,328	△ 520,952	－
買　入　金　銭　債　権	484,940	480,847	4,093	－
特　定　取　引　資　産	3,332,140	3,306,780	25,360	－
金　銭　の　信　託	3,755	3,749	6	－
有　価　証　券	26,685,496	27,049,901	△ 364,405	－
貸　　出　　金	54,790,479	55,382,800	△ 592,321	－
外　　国　　為　　替	939,575	743,957	195,618	－
そ　の　他　資　産	3,227,014	3,034,182	192,832	－
動　産　不　動　産	963,675	984,060	△ 20,385	－
リ　ー　ス　資　産	985,175	991,781	△ 6,606	－
繰　延　税　金　資　産	1,705,479	1,706,586	△ 1,107	－
再評価に係る繰延税金資産	75	706	△ 631	－
連　結　調　整　勘　定	19,625	21,706	△ 2,081	－
支　払　承　諾　見　返	3,299,474	3,079,738	219,736	－
貸　倒　引　当　金	△ 1,401,165	△ 1,422,486	21,321	－
資　産　の　部　合　計	100,755,435	102,215,172	△ 1,459,737	－
（　負　債　の　部　）				
預　　金	66,015,770	65,333,426	682,344	－
譲　渡　性　預　金	3,497,605	3,519,464	△ 21,859	－
コールマネー及び売渡手形	5,557,403	6,292,495	△ 735,092	－
売　現　先　勘　定	1,225,297	1,098,449	126,848	－
債券貸借取引受入担保金	4,518,508	5,946,346	△ 1,427,838	－
コマーシャル・ペーパー	312,800	282,700	30,100	－
特　定　取　引　負　債	2,053,818	1,873,245	180,573	－
借　　用　　金	2,326,631	2,360,474	△ 33,843	－
外　　国　　為　　替	692,539	572,755	119,784	－
社　　債	4,105,663	4,002,965	102,698	－
信　託　勘　定　借	393,100	36,032	357,068	－
そ　の　他　負　債	2,399,159	3,591,818	△ 1,192,659	－
賞　与　引　当　金	7,334	22,226	△ 14,892	－
退　職　給　付　引　当　金	43,905	40,842	3,063	－
日本国際博覧会出展引当金	144	116	28	－
特　別　法　上　の　引　当　金	1,093	862	231	－
繰　延　税　金　負　債	39,592	40,181	△ 589	－
再評価に係る繰延税金負債	57,159	56,391	768	－
支　払　承　諾	3,299,474	3,079,738	219,736	－
負　債　の　部　合　計	96,547,003	98,150,534	△ 1,603,531	－
（　少　数　株　主　持　分　）				
少　数　株　主　持　分	1,021,473	993,696	27,777	－
（　資　本　の　部　）				
資　　本　　金	1,247,650	1,247,650	－	－
資　本　剰　余　金	865,287	865,282	5	－
利　益　剰　余　金	733,915	611,189	122,726	－
土　地　再　評　価　差　額　金	98,138	96,527	1,611	－
その他有価証券評価差額金	323,089	325,013	△ 1,924	－
為　替　換　算　調　整　勘　定	△ 77,869	△ 71,764	△ 6,105	－
自　　己　　株　　式	△ 3,252	△ 2,956	△ 296	－
資　本　の　部　合　計	3,186,959	3,070,942	116,017	－
負　債、少　数　株　主　持　分 及　び　資　本　の　部　合　計	100,755,435	102,215,172	△ 1,459,737	－

（注）1.記載金額は百万円未満を切り捨てて表示しております。
　　　2.増減は当四半期と前連結会計年度との比較で表示しております。
　　　3.前年同四半期につきましては、四半期連結財務諸表を作成していないため記載しておりません。

２．四半期連結損益計算書

（金額単位　百万円）

期別 科目	当四半期 （平成17年3月期 第1四半期） （Ａ）	前年同四半期 （平成16年3月期 第1四半期） （Ｂ）	増　減 （Ａ）－（Ｂ）	前連結会計年度 （平成16年3月期） （要約）
経　常　収　益	807,088	－	－	3,552,510
資　金　運　用　収　益	375,941	－	－	1,591,338
（うち貸出金利息）	（279,733）	（－）	（－）	（1,167,622）
（うち有価証券利息配当金）	（58,172）	（－）	（－）	（256,600）
信　託　報　酬	133	－	－	334
役　務　取　引　等　収　益	130,152	－	－	501,028
特　定　取　引　収　益	2,911	－	－	305,011
そ　の　他　業　務　収　益	268,524	－	－	946,474
そ　の　他　経　常　収　益	29,425	－	－	208,323
経　常　費　用	604,058	－	－	3,209,665
資　金　調　達　費　用	68,649	－	－	310,267
（うち預金利息）	（23,423）	（－）	（－）	（104,644）
役　務　取　引　等　費　用	22,909	－	－	76,851
特　定　取　引　費　用	5,562	－	－	916
そ　の　他　業　務　費　用	194,773	－	－	886,649
営　業　経　費	215,453	－	－	866,549
そ　の　他　経　常　費　用	96,708	－	－	1,068,430
経　常　利　益	203,030	－	－	342,844
特　別　利　益	1,932	－	－	117,020
特　別　損　失	9,468	－	－	54,971
税金等調整前四半期（当期）純利益	195,494	－	－	404,894
法人税、住民税及び事業税	4,300	－	－	24,289
法　人　税　等　調　整　額	5,544	－	－	8,593
少　数　株　主　利　益	15,719	－	－	41,596
四　半　期　（　当　期　）　純　利　益	169,929	－	－	330,414

（注）1．記載金額は百万円未満を切り捨てて表示しております。
　　　2．前年同四半期につきましては、四半期連結財務諸表を作成していないため記載しておりません。

3．四半期連結剰余金計算書

(金額単位　百万円)

科目 ＼ 期別	当四半期 （平成17年3月期 第1四半期） （A）	前年同四半期 （平成16年3月期 第1四半期） （B）	増　減 （A）－（B）	前連結会計年度 （平成16年3月期）
（　資　本　剰　余　金　の　部　）				
資　本　剰　余　金　期　首　残　高	865,282	－	－	856,237
資　本　剰　余　金　増　加　高	5	－	－	9,044
自　己　株　式　処　分　差　益	5	－	－	9,044
資本剰余金四半期末（期末）残高	865,287	－	－	865,282
（　利　益　剰　余　金　の　部　）				
利　益　剰　余　金　期　首　残　高	611,189	－	－	311,664
利　益　剰　余　金　増　加　高	171,677	－	－	334,898
四　半　期　（　当　期　）　純　利　益	169,929	－	－	330,414
連結子会社の減少に伴う増加高	0	－	－	－
持分法適用会社の減少に伴う増加高	1,747	－	－	54
土地再評価差額金の取崩に伴う増加高	－	－	－	4,428
利　益　剰　余　金　減　少　高	48,950	－	－	35,373
配　　　　　当　　　　　金	46,421	－	－	33,306
連結子会社の合併に伴う減少高	－	－	－	2,066
持分法適用会社の減少に伴う減少高	918	－	－	－
土地再評価差額金の取崩に伴う減少高	1,610	－	－	－
利益剰余金四半期末（期末）残高	733,915	－	－	611,189

(注)　1. 記載金額は百万円未満を切り捨てて表示しております。
　　　2. 前年同四半期につきましては、四半期連結財務諸表を作成していないため記載しておりません。

4．四半期セグメント情報

（事業の種類別セグメント）

(金額単位　百万円)

科目 ＼ 期別		当四半期 （平成17年3月期 第1四半期） （A）	前年同四半期 （平成16年3月期 第1四半期） （B）	増　減 （A）－（B）	前連結会計年度 （平成16年3月期）
経常利益	銀　　　　行　　　　業	160,713	－	－	223,627
	リ　ー　ス　業	9,478	－	－	34,616
	そ　の　他　事　業	38,706	－	－	96,317
	計	208,899	－	－	354,562
	消　去　又　は　全　社	(5,868)	－	－	(11,717)
	連　　　　結	203,030	－	－	342,844

(注)　1. 記載金額は百万円未満を切り捨てて表示しております。
　　　2. 前年同四半期につきましては、四半期連結財務諸表を作成していないため記載しておりません。
　　　3. 各事業区分の主な内容
　　　　　(1)銀行業･･･････････銀行業
　　　　　(2)リース業･･･････‥リース業
　　　　　(3)その他事業･･‥‥証券、ｸﾚｼﾞｯﾄｶｰﾄﾞ、投融資、融資、ﾍﾞﾝﾁｬｰｷｬﾋﾟﾀﾙ、ｼｽﾃﾑ開発･情報処理業

File No. 82-4395
Exhibit A9(d)
(English Translation)

SMFG

Sumitomo Mitsui Financial Group, Inc. (SMFG)

Consolidated Financial Results for the First Quarter ended June 30, 2004 (Unaudited)

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan
Stock Exchange Listings: Tokyo, Osaka, Nagoya (code: 8316)
URL: http://www.smfg.co.jp
President & CEO: Yoshifumi Nishikawa
Meeting of the Board of Directors: July 30, 2004

(1) Simplified accounting method is not applied.
(2) There is no change in accounting methods.
(3) Changes in Scope of Consolidation and Application of the Equity Method (change from March 2004)
    Consolidation: Newly consolidated 5, Excluded 3   Equity method: Newly applied 0, Excluded 2

2. Financial Results (for the first quarter ended June 30, 2004)

(1) Operating Results   Amounts less than one million yen have been omitted.

	Ordinary Income		Ordinary Profit		Net Income	
First Quarter	¥ million	%	¥ million	%	¥ million	%
ended June 30, 2004	807,088	–	203,030	–	169,929	–
ended June 30, 2003	–	–	–	–	–	–
(Ref.) Fiscal year ended March 31, 2004	3,552,510		342,844		330,414	

	Net Income Per Share	Net Income Per Share (Diluted)
First Quarter	¥	¥
ended June 30, 2004	29,392.28	16,707.02
ended June 30, 2003	–	–
(Ref.) Fiscal year ended March 31, 2004	52,314.76	35,865.20

Notes:
1. SMFG did not prepare consolidated financial statements for the first quarter ended June 30, 2003.
2. Equity in earnings of affiliates
    for the first quarter ended June 30, 2004: 6,758 million yen   (Ref.) for the fiscal year ended March 31, 2004: 15,700 million yen
3. Average number of common stocks outstanding (consolidated)
    for the first quarter ended June 30, 2004: 5,781,431 shares   (Ref.) for the fiscal year ended March 31, 2004: 5,760,808 shares

(2) Financial Position

	Total Assets	Stockholders' Equity	Stockholders' Equity to Total Assets	Stockholders' Equity per Share
	¥ million	¥ million	%	¥
June 30, 2004	100,755,435	3,186,959	3.2	240,568.89
June 30, 2003	–	–	–	–
(Ref.) March 31, 2004	102,215,172	3,070,942	3.0	215,454.84

Notes:
1. SMFG did not prepare consolidated financial statements at the first quarter ended June 30, 2003.
2. Number of common stocks outstanding (consolidated)
    as of June 30, 2004: 5,781,547 shares   (Ref.) as of March 31, 2004: 5,781,284 shares

2. Earnings Forecast (Fiscal Year ending March 31, 2005)
    Previous earnings forecast that was announced on May 24, 2004 is not revised.

This document contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.
The following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this document: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

SMFG reports the financial results for the first quarter ended June 30, 2004. Comparison with the first quarter of the previous fiscal year is not reported because SMFG did not prepare quarterly financial statements in the previous fiscal year.

1. Operating Results

In the first quarter ended June 30, 2004, SMFG further accelerated the two reforms of "Reform of Business Practices" – reexamining our business style – and "Reform of Group Management" – realizing optimal group management and dramatically strengthening our strategic businesses.

Especially in the consumer finance business, which market is expected to grow further, SMFG decided to establish strategic partnership with Promise Co. Ltd., forming a business and financial alliance.

In the financial consulting for individuals, one of our strategic focuses, SMBC has implemented many measures to meet customers' various needs. For example, in pursuit of customer convenience, SMBC established more "SMBC Consulting Plazas" with extended business hours (weekday nights and weekends).

On a consolidated basis, SMFG recorded gross banking profit of ¥485.8 billion, general and administrative expenses of ¥215.5 billion and total credit cost of ¥90.0 billion. As a result, SMFG recorded ordinary profit of ¥203.0 billion and net income of ¥169.9 billion.

On a non-consolidated basis, SMBC recorded gross banking profit of ¥358.9 billion and expenses (excluding non-recurring losses) of ¥147.4 billion. As a result, banking profit (excluding transfer to general reserve for possible loan losses) amounted to ¥211.5 billion. Ordinary profit and net income amounted to ¥156.0 billion and ¥149.3 billion, respectively. Total credit cost was ¥64.4 billion.

2. Financial Condition

SMFG's consolidated total assets at June 30, 2004 decreased ¥1,459.7 billion to ¥100,755.4 billion and total stockholders' equity increased ¥116.0 billion to ¥3,187.0 billion, compared with March 31, 2004.

Deposits totaled ¥66,015.8 billion, an increase of ¥682.3 billion. Loans and bills discounted totaled ¥54,790.5 billion, a decrease of ¥592.3 billion.

Changes in problem assets and net unrealized gains on other securities are as follows:

(1) Problem assets

On a consolidated basis, problem assets based on the Financial Reconstruction Law decreased ¥68.6 billion to ¥3,267.6 billion compared with March 31, 2004.

SMBC's non-consolidated problem assets totaled ¥2,755.2 billion, a decrease of ¥56.0 billion. The problem asset ratio was 5.0%.

We will further reduce the problem assets in order to halve the problem asset ratio from the March 2002 level.

(2) Net unrealized gains on other securities

On a consolidated basis, net unrealized gains on other securities were ¥536.0 billion, a decrease of ¥39.7 billion compared with March 31, 2004.

SMBC's non-consolidated net unrealized gains on other securities were ¥511.5 billion, a decrease of ¥44.6 billion. This is because valuation losses on bonds (mainly JGBs) increased by ¥40.1 billion due to higher long-term interest rates and valuation of foreign-currency-denominated bonds resulted into losses, though valuation gains on stocks increased by ¥69.1 billion compared with March 31, 2004.

Following is supplemental information on financial condition and operating results as of and for the first quarter ended June 30, 2004.

1. Highlights of the Financial Results for the 1st Quarter ended June 30, 2004

(1) Operating Results for the First Quarter ended June 30, 2004

<Consolidated>   <Reference>   (Billions of yen)

		1st Quarter ended June 30, 2004	FY 2004 (Forecast) (Note)		FY 2003 (Results)	
			1st Half		1st Half	
Ordinary profit	1	203.0	270.0	650.0	165.5	342.8
Net income	2	169.9	150.0	330.0	143.5	330.4

<SMBC Non-consolidated>   <Reference>   (Billions of yen)

		1st Quarter ended June 30, 2004	FY 2004 (Forecast) (Note)		FY 2003 (Results)	
			1st Half		1st Half	
Banking profit (excluding transfer to general reserve for possible loan losses)	3	211.5	460.0	980.0	499.3	1,000.1
Ordinary profit	4	156.0	200.0	500.0	105.2	185.1
Net income	5	149.3	130.0	280.0	139.6	301.1
Total credit cost	6	(64.4)	(250.0)	(450.0)	(359.4)	(803.4)

(Note) FY2004 (Forecast): announced on May 24

(2) Problem Assets Based on the Financial Reconstruction Law

(Billions of yen)

<Consolidated>   <Reference>

		June 30, 2004	Mar.31, 2004
Bankrupt and quasi-bankrupt assets	7	453.4	485.9
Doubtful assets	8	1,454.2	1,409.2
Substandard loans	9	1,360.0	1,441.2
Total	10	3,267.6	3,336.2

<SMBC Non-consolidated>   <Reference>

		June 30, 2004	Mar.31, 2004
Bankrupt and quasi-bankrupt assets	11	334.8	361.6
Doubtful assets	12	1,248.2	1,202.7
Substandard loans	13	1,172.2	1,246.9
Total	14	2,755.2	2,811.2

(3) Capital Ratio <Consolidated>

<Consolidated>   <Reference>

		Sept. 2004 (Forecast)	Mar. 31, 2004 (Result)
Capital Ratio	15	Approx. 11%	11.37%
Tier I Ratio	16	Approx. 6%	6.03%

(4) Net Unrealized Gains on Other Securities

<Consolidated>   <Reference>   (Billions of yen)

		June 30, 2004				Mar. 31, 2004			
		Market value	Net unrealized gains (losses)	Gains	Losses	Market value	Net unrealized gains (losses)	Gains	Losses
Other securities	17	25,987.1	536.0	838.9	(302.9)	26,358.6	575.6	787.5	(211.9)
Stocks	18	3,478.0	745.4	800.5	(55.0)	3,436.8	669.8	736.9	(67.1)
Bonds	19	18,327.3	(143.5)	28.1	(171.6)	17,097.7	(103.3)	18.6	(121.8)
Others	20	4,181.8	(66.0)	10.3	(76.3)	5,824.1	9.1	32.0	(23.0)

2. Operating Results

(1) Operating Results <Consolidated>

<Reference>   (Millions of yen)

		1st Quarter ended June 30, 2004	1st Half of FY 2003	FY 2003
Consolidated gross profit	1	485,767	1,049,121	2,069,501
Net interest income	2	307,291	663,237	1,281,070
Trust fees	3	133	84	334
Net fees and commissions	4	107,242	195,190	424,176
Net trading income	5	(2,651)	163,904	304,094
Net other operating income	6	73,750	26,704	59,825
General and administrative expenses	7	(215,453)	(448,094)	(866,549)
Credit related costs	8	(89,974)	(441,522)	(971,455)
Write-off of loans	9	(46,697)	(388,924)	(660,382)
Transfer to specific reserve for possible loan losses	10	(59,983)	(244,860)	—
Transfer to general reserve for possible loan losses	11	17,268	228,302	—
Other credit cost	12	(561)	(36,041)	(311,072)
Gains (losses) on stocks	13	17,236	20,604	101,496
Equity in earnings of affiliates	14	6,758	8,044	15,700
Other income (expenses)	15	(1,304)	(22,644)	(5,848)
Ordinary profit	16	203,030	165,508	342,844
Extraordinary gains (losses)	17	(7,536)	21,371	62,049
Reversal of reserve for possible loan losses	18	—	—	14,378
Transfer to specific reserve for possible loan losses	19	—	—	(320,653)
Reversal of general reserve for possible loan losses	20	—	—	331,225
Reversal of reserve for losses on loans sold	21		—	489
Income before income taxes and minority interests	22	195,494	186,880	404,894
Income taxes, current	23	(4,300)	(22,436)	(24,289)
Income taxes, deferred	24	(5,544)	5,137	(8,593)
Minority interests in net income	25	(15,719)	(26,087)	(41,596)
Net income	26	169,929	143,492	330,414

(Notes)1. Amounts less than one million yen have been omitted. Figures in parenthesis indicate the amount of loss or decrease.

2. Consolidated gross profit = (Interest income - interest expenses)+ Trust fees + (Fees and commissions (income) - Fees and commissions (expenses))
+ (Trading profits - Trading losses) + (Other income - Other expenses)

Total credit cost (8＋18＋21)	27	(89,974)	(441,522)	(956,586)

(Reference)   (Billions of yen)

Consolidated net business profit	28	250.4	532.7	1,090.6

(Note) Consolidated net business profit = (SMBC Non-consolidated banking profit (excluding transfer to general reserve for possible loan losses))
+ (Other consolidated subsidiaries' ordinary profit (excluding non-recurring items) + (Affiliates' ordinary profit) X (Ownership ratio)
- (Internal transaction (dividends, etc.))

(Number of consolidated subsidiaries and affiliates)

		June 30, 2004	Change	Mar. 31, 2004
Consolidated subsidiaries	29	167	2	165
Affiliated companies accounted for by equity method	30	46	(2)	48

(2) Operating Results <SMBC, Nonconsolidated>

<Reference> (Millions of yen)

		1st Quarter ended June 30, 2004	1st Half of FY 2003	FY 2003
Gross banking profit	1	358,914	795,339	1,584,127
Excluding gains (losses) on bonds	2	*358,998*	*776,567*	*1,561,386*
Net interest income	3	255,640	568,597	1,087,060
Trust fees	4	133	84	334
Net fees and commissions	5	51,305	99,330	226,568
Net trading income	6	(6,890)	149,824	280,729
Net other operating income	7	58,725	(22,497)	(10,565)
Gains (losses) on bonds	8	*(84)*	*18,771*	*22,741*
Expenses (excluding non-recurring losses)	9	(147,402)	(296,030)	(583,995)
Personnel expenses	10	(55,168)	(113,967)	(221,284)
Non-personnel expenses	11	(83,708)	(166,697)	(332,238)
Taxes	12	(8,525)	(15,365)	(30,472)
Banking profit (excluding transfer to general reserve for possible loan losses)	13	211,512	499,308	1,000,132
Excluding gains (losses) on bonds	14	*211,596*	*480,536*	*977,391*
Transfer to general reserve for possible loan losses	15	16,045	—	—
Banking profit	16	227,557	499,308	1,000,132
Non-recurring gains (losses)	17	(71,531)	(394,133)	(814,994)
Credit related costs	18	(80,433)	(373,597)	(869,234)
Write-off of loans	19	(29,911)	(337,901)	(566,344)
Transfer to specific reserve for possible loan losses	20	(50,011)	—	—
Transfer to reserve for losses on loans sold	21		—	—
Losses on loans sold to CCPC	22		(740)	(806)
Losses on sale of delinquent loans	23	(2,900)	(34,955)	(302,083)
Transfer to loan loss reserve for specific overseas countries	24	2,389	—	—
Gains (losses) on stocks	25	14,584	18,783	103,867
Gains on sale of stocks	26	15,643	50,910	151,170
Losses on sale of stocks	27	(248)	(24,720)	(36,577)
Losses on devaluation of stocks	28	(810)	(7,406)	(10,724)
Enterprise taxes by Local Governments	29		(7,678)	(8,478)
Other non-recurring gains (losses)	30	(5,682)	(31,641)	(41,149)
Ordinary profit	31	156,025	105,175	185,138
Extraordinary gains (losses)	32	(6,880)	37,813	133,707
Gains (losses) on disposal of premises and equipment	33	(2,216)	(6,404)	(11,853)
Amortization of net transition obligation from initial application of the new accounting standard for employee retirement benefits	34	(4,000)	(10,083)	(19,473)
Reversal of loan loss reserves	35	—	13,787	65,342
Transfer to specific reserve for possible loan losses	36	—	(217,330)	(276,402)
Reversal of general reserve for possible loan losses	37	—	229,089	337,937
Reversal of loan loss reserve for specific overseas countries	38	—	2,028	3,807
Reversal of reserve for losses on loans sold	39		393	488
Refund of enterprise tax from Tokyo Government and interest on the refund	40		40,333	40,363
Gains on return of the entrusted portion of employee pension fund	41			59,095
Income before income taxes	42	149,145	142,988	318,846
Income taxes, current	43	1,335	(12,573)	(12,752)
Income taxes, deferred	44	(1,173)	9,244	(4,980)
Net income	45	149,307	139,659	301,113
Total credit cost (15＋18＋35＋39)	46	(64,388)	(359,415)	(803,403)

(Note) Amounts less than one million yen have been omitted. Figures in parenthesis indicate the amount of loss or decrease.

3. Financial Condition

(1) Problem Assets Based on the Financial Reconstruction Law

<Consolidated>
(Millions of yen)

	June 30, 2004	Change	Mar. 31, 2004
Bankrupt and quasi-bankrupt assets	453,355	(32,509)	485,864
Doubtful assets	1,454,242	45,091	1,409,151
Substandard loans	1,360,019	(81,163)	1,441,182
Total (A)	3,267,616	(68,581)	3,336,197
Normal assets	55,872,263	(255,287)	56,127,550
Total (B)	59,139,879	(323,868)	59,463,747
Problem asset ratio (A/B)	5.5%	(0.1)%	5.6%
Amount of direct reduction	1,332,102	95,954	1,236,148

(Note) In addition to loans, acceptances and guarantees, suspense payments, and other credit-type assets are included in the "Problem Assets Based on the Financial Reconstruction Law".

<SMBC Non-consolidated>
(Millions of yen)

	June 30, 2004	Change	Mar. 31, 2004
Bankrupt and quasi-bankrupt assets	334,817	(26,825)	361,642
Doubtful assets	1,248,193	45,520	1,202,673
Substandard loans	1,172,200	(74,719)	1,246,919
Total (A)	2,755,210	(56,024)	2,811,234
Normal assets	52,685,294	(189,059)	52,874,353
Total (B)	55,440,504	(245,083)	55,685,587
Problem asset ratio (A/B)	5.0%	(0.0)%	5.0%
Amount of direct reduction	970,571	81,210	889,361

(2) Risk-Monitored Loans

<Consolidated>
(Millions of yen)

	June 30, 2004	Change	Mar. 31, 2004
Bankrupt loans	96,097	(316)	96,413
Non-accrual loans	1,780,189	12,327	1,767,862
Past due loans (3 months or more)	61,404	9,866	51,538
Restructured loans	1,291,212	(90,956)	1,382,168
Total	3,228,902	(69,079)	3,297,981
Amount of direct reduction	1,273,152	94,897	1,178,255
Total loans (term-end balance)	54,790,479	(592,321)	55,382,800

<SMBC Non-consolidated>
(Millions of yen)

	June 30, 2004	Change	Mar. 31, 2004
Bankrupt loans	68,252	1,069	67,183
Non-accrual loans	1,478,267	17,480	1,460,787
Past due loans (3 months or more)	52,744	5,126	47,618
Restructured loans	1,119,456	(79,845)	1,199,301
Total	2,718,719	(56,170)	2,774,889
Amount of direct reduction	946,826	81,032	865,794
Total loans (term-end balance)	50,230,597	(579,547)	50,810,144

(4) Overview of Derivative Transactions (on Deferred Hedge Accounting Basis)

\<SMBC Non-consolidated\>   \<Reference\>   (Billions of yen)

	June 30, 2004				Mar. 31, 2004			
	Assets	Liabilities	Net assets	Net deferred gains(losses)	Assets	Liabilities	Net assets	Net deferred gains(losses)
Interest rate swaps	62.5	159.9	(97.4)	(130.8)	99.0	106.5	(7.5)	(59.1)
Currency swaps	1.8	6.2	(4.4)	3.3	1.5	3.9	(2.4)	4.7
Others	5.8	3.2	2.6	3.4	2.3	7.3	(5.0)	1.6
Total	70.1	169.3	(99.2)	(124.1)	102.8	117.7	(14.9)	(52.8)

(Notes) 1. Derivative transactions are valued at fair value in the balance sheet

2. SMBC applies individual deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No.24 and No.25.

(Appendix) Contract amount of interest rate swaps (on deferred hedge accounting basis), classified by maturity

\<Reference\>   (Billions of yen)

	June 30, 2004				Mar. 31, 2004			
	1 year or less	1-5 years	Over 5 years	Total	1 year or less	1-5 years	Over 5 years	Total
Receivable fixed rate /payable floating rate	2,767.7	20,055.3	4,580.1	27,403.1	3,768.9	20,168.0	4,307.6	28,244.5
Receivable floating rate /payable fixed rate	1,014.3	3,137.8	5,679.5	9,831.6	865.0	3,089.9	4,460.4	8,415.3
Receivable floating rate /payable floating rate	1.0	613.0	50.8	664.8	1.0	613.0	50.8	664.8
Total contract amount	3,783.0	23,806.1	10,310.4	37,899.5	4,634.9	23,870.9	8,818.8	37,324.6

(5) Deposits

\<SMBC Non-consolidated\>   \<Reference\> (Billions of yen)

	June 30, 2004	Mar. 31, 2004
Domestic deposits	58,386.3	58,679.2
Individual	32,249.0	31,631.8

(Note) Calculation based on the numbers before elimination of temporary inter-office accounts, excluding "negotiable certificates of deposit" and offshore banking accounts.

[Appendix]

1. Consolidated Balance Sheets

(Millions of yen)

	June 30, 2004 (A)	Mar. 31, 2004 (B)	Change (A) - (B)	June 30, 2003
Assets:				
Cash and due from banks	4,476,560	5,328,950	(852,390)	—
Call loans and bills bought	574,882	360,509	214,373	—
Receivables under resale agreements	179,873	152,070	27,803	—
Receivables under securities borrowing transactions	488,376	1,009,328	(520,952)	—
Commercial paper and other debt purchased	484,940	480,847	4,093	—
Trading assets	3,332,140	3,306,780	25,360	—
Money held in trust	3,755	3,749	6	—
Securities	26,685,496	27,049,901	(364,405)	—
Loans and bills discounted	54,790,479	55,382,800	(592,321)	—
Foreign exchanges	939,575	743,957	195,618	—
Other assets	3,227,014	3,034,182	192,832	—
Premises and equipment	963,675	984,060	(20,385)	—
Lease assets	985,175	991,781	(6,606)	—
Deferred tax assets	1,705,479	1,706,586	(1,107)	—
Deferred tax assets for land revaluation	75	706	(631)	—
Goodwill	19,625	21,706	(2,081)	—
Customers' liabilities for acceptances and guarantees	3,299,474	3,079,738	219,736	—
Reserve for possible loan losses	(1,401,165)	(1,422,486)	21,321	—
Total assets	100,755,435	102,215,172	(1,459,737)	—
Liabilities:				
Deposits	66,015,770	65,333,426	682,344	—
Negotiable certificates of deposit	3,497,605	3,519,464	(21,859)	—
Call money and bills sold	5,557,403	6,292,495	(735,092)	—
Payables under repurchase agreements	1,225,297	1,098,449	126,848	—
Payables under securities lending transactions	4,518,508	5,946,346	(1,427,838)	—
Commercial paper	312,800	282,700	30,100	—
Trading liabilities	2,053,818	1,873,245	180,573	—
Borrowed money	2,326,631	2,360,474	(33,843)	—
Foreign exchanges	692,539	572,755	119,784	—
Bonds	4,105,663	4,002,965	102,698	—
Due to trust account	393,100	36,032	357,068	—
Other liabilities	2,399,159	3,591,818	(1,192,659)	—
Reserve for employee bonuses	7,334	22,226	(14,892)	—
Reserve for employee retirement benefits	43,905	40,842	3,063	—
Reserve for expenses related to EXPO 2005 Japan	144	116	28	—
Other reserves	1,093	862	231	—
Deferred tax liabilities	39,592	40,181	(589)	—
Deferred tax liabilities for land revaluation	57,159	56,391	768	—
Acceptances and guarantees	3,299,474	3,079,738	219,736	—
Total liabilities	96,547,003	98,150,534	(1,603,531)	—
Minority interests	1,021,473	993,696	27,777	—
Stockholders' equity:				
Capital stock	1,247,650	1,247,650	—	—
Capital surplus	865,287	865,282	5	—
Retained earnings	733,915	611,189	122,726	—
Land revaluation excess	98,138	96,527	1,611	—
Net unrealized gains on other securities	323,089	325,013	(1,924)	—
Foreign currency translation adjustments	(77,869)	(71,764)	(6,105)	—
Treasury stock	(3,252)	(2,956)	(296)	—
Total stockholders' equity	3,186,959	3,070,942	116,017	—
Total liabilities, minority interests and stockholders' equity	100,755,435	102,215,172	(1,459,737)	—

(Notes) 1. Amounts less than one million yen have been omitted.
2. SMFG did not prepare the consolidated financial statements for the first quarter ended June 30, 2003.

2. Consolidated Statements of Income

(Billions of yen)

	1st Quarter ended June 30, 2004 (A)	1st Quarter ended June 30, 2003 (B)	Change (A) - (B)	Fiscal year ended March 31, 2004 (Condensed)
Ordinary income	807,088	—	—	3,552,510
Interest income	375,941	—	—	1,591,338
Interest on loans and discounts	279,733	—	—	1,167,622
Interest and dividends on securities	58,172	—	—	256,600
Trust fees	133	—	—	334
Fees and commissions	130,152	—	—	501,028
Trading profits	2,911	—	—	305,011
Other operating income	268,524	—	—	946,474
Other income	29,425	—	—	208,323
Ordinary expenses	604,058	—	—	3,209,665
Interest expenses	68,649	—	—	310,267
Interest on deposits	23,423	—	—	104,644
Fees and commissions	22,909	—	—	76,851
Trading losses	5,562	—	—	916
Other operating expenses	194,773	—	—	886,649
General and administrative expenses	215,453	—	—	866,549
Other expenses	96,708	—	—	1,068,430
Ordinary profit	203,030	—	—	342,844
Extraordinary gains	1,932	—	—	117,020
Extraordinary losses	9,468	—	—	54,971
Income before income taxes and minority interests	195,494	—	—	404,894
Income taxes, Current	4,300	—	—	24,289
Income taxes, Deferred	5,544	—	—	8,593
Minority interests in net income	15,719	—	—	41,596
Net income	169,929	—	—	330,414

(Notes) 1. Amounts less than one million yen have been omitted.
2. SMFG did not prepare the consolidated financial statements for the first quarter ended June 30, 2003.

3. Consolidated Statements of Capital Surplus and Retained Earnings

(Millions of yen)

	1st Quarter ended June 30, 2004 (A)	1st Quarter ended June 30, 2003 (B)	Change (A) - (B)	Fiscal year ended March 31, 2004
Capital surplus				
Capital surplus at beginning of term (year)	865,282	—	—	856,237
Increase of capital surplus	5	—	—	9,044
Gains on disposal of treasury stock	5	—	—	9,044
Capital surplus at end of term	865,287	—	—	865,282
Retained earnings				
Retained earnings at beginning of term (year)	611,189	—	—	311,664
Increase of retained earnings	171,677	—	—	334,898
Net income	169,929	—	—	330,414
Increase due to decrease of consolidated subsidiaries	0	—	—	—
Increase due to decrease of affiliates accounted for by the equity method	1,747	—	—	54
Increase due to transfer of land revaluation excess	—	—	—	4,428
Decrease of retained earnings	48,950	—	—	35,373
Dividends paid	46,421	—	—	33,306
Decrease due to merger of consolidated subsidiaries	—	—	—	2,066
Decrease due to decrease of affiliates accounted for by the equity method	918	—	—	—
Decrease due to transfer of land revaluation excess	1,610	—	—	—
Retained earnings at end of term (year)	733,915	—	—	611,189

(Notes) 1. Amounts less than one million yen have been omitted.
2. SMFG did not prepare the consolidated financial statements for the first quarter ended June 30, 2003.

4. Segment Information

Business segment information

(Millions of yen)

Ordinary profit	1st Quarter ended June 30, 2004 (A)	1st Quarter ended June 30, 2003 (B)	Change (A) - (B)	Fiscal year ended March 31, 2004
Banking Business	160,713	—	—	223,627
Leasing	9,478	—	—	34,616
Other	38,706	—	—	96,317
Total	208,899	—	—	354,562
Elimination and unallocated corporate assets	(5,868)	—	—	(11,717)
Consolidated	203,030	—	—	342,844

(Notes) 1. Amounts less than one million yen have been omitted.
2. SMFG did not prepare the consolidated financial statements for the first quarter ended June 30, 2003.
3. "Other" includes securities, credit card business, investment banking, loans, venture capital, system development and data processing.

経営の健全化のための計画
の履行状況に関する報告書

平成 16 年 7 月

株式会社　三井住友フィナンシャルグループ

目　次

経営の概況

図　表

1．16 年 3 月期決算の概況

　三井住友フィナンシャルグループの収益の中核となる三井住友銀行の 16 年 3 月期決算は、（図表 1-1）収益動向及び計画に示した通りであります。

［業務粗利益］

　業務粗利益は、14 年度高水準であった市場営業部門収益の減益をマーケティング部門における収益増強によりカバーしたものの、1 兆 5,841 億円と計画（1 兆 6,000 億円）を若干下回る結果となりました。

［経費］

　経費につきましては、人員の削減を引き続き進めたほか、賞与ファンドの削減、支店における事務処理のＨＵＢ＆スポーク体制への移行等諸施策の実施等により、5,840 億円と計画（6,000 億円）を 160 億円上回る削減を実現いたしました。

［業務純益］

　以上の結果、一般貸倒引当金繰入前の業務純益は 1 兆 1 億円と計画（1 兆円）を上回る実績となりました。

［臨時損益その他］

　臨時損益に計上される不良債権処理損失額につきましては、8,692 億円となりました。なお、個別、一般及び特定海外債権引当金を合計した貸倒引当金がネットで戻し入れとなったこと、債権売却損失引当金も戻し入れとなったことから、この戻入益 658 億円を特別利益に計上しております。したがって、不良債権処理損失額と貸倒引当金等の戻入益の合計となる与信関係費用は、8,034 億円となりました。

　また、株式等関係損益につきましては、堅調な株式相場環境の下、売却による保有株式の圧縮を実施したことにより、1,039 億円の利益となりました。

［経常利益］

　以上の結果、経常利益は 1,851 億円となりました。

［特別損益］

　貸倒引当金戻入益及び債権売却損失引当金戻入益として 658 億円を計上したことに

加え、東京都銀行税の還付税金及び還付加算金を 404 億円受領したことや、厚生年金基金の代行部分返上益 591 億円を計上したことから、特別損益は 1,337 億円の利益となりました。

[当期利益]

以上の結果、当期利益は 3,011 億円と計画(1,000 億円)を大幅に上回る実績となりました。

[連結決算]

三井住友フィナンシャルグループの 16 年 3 月期連結決算は、(図表 1-2)収益動向に示した通り、連結経常利益は 3,428 億円、同当期純利益は 3,304 億円と前年度比 7,958 億円の大幅増益となりました。

また、16 年 3 月末の連結自己資本比率は、11.37%と計画(10.22%)を上回りました(図表 2)。

[剰余金の推移]

以上の結果、16 年 3 月期における三井住友フィナンシャルグループ及びその 100%出資子会社合算の剰余金につきましては、1 兆 7,964 億円と計画(1 兆 5,906 億円)を大幅に上回る実績となりました。

<u>＜剰余金の積み上がり状況＞</u>

(億円)

	15/3 月期 実績	15/9 月期 実績	16/3 月期 計画	16/3 月期 実績
期末合算剰余金(注)	10,130	16,174	15,906	17,964
その他資本剰余金	4,139	8,985	8,985	8,985

(注)三井住友フィナンシャルグループ、三井住友銀行、三井住友カード、
三井住友銀リース、日本総合研究所の剰余金合計

[17 年 3 月期決算見込み]

　17 年 3 月期に関し、三井住友銀行におきましては業務純益（一般貸倒引当金繰入前）9,800 億円、当期利益 2,800 億円を見込んでおります。また、三井住友フィナンシャルグループ（連結）といたしましては、連結経常利益 6,500 億円、同当期純利益 3,300 億円を見込んでおります。

２．経営健全化計画の履行概況

(1) 15年3月期業務改善命令への対応の進捗状況

「経営健全化計画に係る 15 年 3 月期の収益目標と実績との乖離が相当程度にとどまらず大幅なものであり、かつ、積極的な不良債権処理を考慮してもなお大幅に乖離しており、経営健全化計画の履行を確保するための措置を講ずる必要があると認められる」ことを理由として、15 年 8 月、金融庁より、金融機能の早期健全化のための緊急措置に関する法律第 20 条第 2 項及び銀行法第 52 条の 33 第 1 項の規定に基づき、行政処分（業務改善命令）を受け、業務改善計画を提出いたしました。

16 年 3 月期におきまして、当社の収益の中核である三井住友銀行の当期利益は 3,011 億円と計画（1,000 億円）を大幅に上回る実績となったほか、後述の業務再構築の進捗状況以降に記載の通り、各項目とも順調な進捗となっております。また、公的資金の返済原資となる当社およびその 100％子会社における 16 年 3 月期の合算剰余金につきましても、1 兆 7,964 億円と計画（1 兆 5,906 億円）を大幅に上回る実績となりました。

以上のように、当社は業務改善計画に掲げた収益向上等の諸施策を着実に実施し、計画を上回る実績を計上いたしました。

今後とも、引き続き経営努力を重ね、収益力の強化を図り、公的資金 1 兆 3,010 億円の早期返済に向けて全力で取り組んでまいります。

なお、業務改善計画の 16 年 3 月期における進捗状況につきましては、取締役会に報告の上、5 月 31 日に金融庁に提出いたしました。

(2) 業務再構築等の進捗状況

[個人金融ビジネス]

三井住友フィナンシャルグループにおきましては、個人金融ビジネスを最注力分野の一つと位置付け、三井住友銀行（以下、当行）を中核とした積極的かつ効率的な業務展開により、収益増強を図っております。

4

①コンサルティングビジネスの推進

　富裕層・資産運用層・資産形成層の各々のお客さまに対し、質の高いコンサルティング・サービスを通じて、「資産運用」と「資金調達」の両面において金融商品・サービスを総合的に提供しております。

　お客さまの「資産運用」につきましては、米国 REIT ファンドや積立タイプの投資型年金の導入等、投資信託・投資型年金の商品ラインアップを拡充したほか、退職金専用の運用プラン「One's Life」の取扱いを開始する等、提供商品の充実を継続的に図っております。

　お客さまの「資金調達」につきましては、主力商品である住宅ローンの取組額を増強するべく、超長期固定金利型商品を導入したほか、専門拠点である「ローンプラザ」を大幅に増設し、16 年 3 月末で 109 拠点(15 年 3 月末比＋34 拠点)を設置しております。

　また、16 年 3 月、資産運用やローンに関するコンサルティング・サービスに特化した「ＳＭＢＣコンサルティングプラザ」を、東西主要都市ターミナル 6 拠点(東日本：新宿・渋谷駅前・池袋東口、西日本：梅田・難波・三宮)に開設いたしました。「ＳＭＢＣコンサルティングプラザ」におきましては、より多くのお客さまにコンサルティング・サービスをご利用頂くために、①営業時間の延長(平日：午後 9 時まで延長するほか、休日営業も実施)、②個人のお客さま専用スペースの設置、③コンサルティングプラザ設置店以外に口座を保有するお客さまも相談可能、等の体制を整備しております。今後も、本年 6 月に開設いたしました品川支店も含め、17 年度までに 100 拠点を目処に拡大する予定であります。

②決済ファイナンスビジネスの抜本的強化

　三井住友フィナンシャルグループの総合力を活かして、決済サービスの機能向上による収益機会の拡充、コンシューマー・ファイナンス分野でのマーケットシェア拡大に取り組んでおります。

　決済サービスにつきましては、電話、インターネット、ｉモードのいずれのチャネルからでも同じサービス内容が利用可能なリモートチャネル「One's ダイレクト」を提供

しておりますが、16 年 3 月末の契約者数は約 480 万人と、15 年 3 月末比＋150 万人増加しているほか、15 年 12 月に実施されたゴメス社のオンラインバンクランキングにおいて、総合第 1 位の評価を得ました。

　また、新規口座開設の過半を占め、クレジットカード・カードローンの申し込みの 7 ～8 割を占める 20 代・30 代のお客さまにターゲットを絞り、①ポイント制普通預金「One's Plus」、②カードローン「One's クイック」、③リモートチャネル「One's ダイレクト」、④三井住友 VISA カード、をまとめて提供するパッケージサービス「One's Style」の取扱いを 15 年 11 月より開始いたしました。本商品は、当行と三井住友カードが協働で商品開発を行ったものですが、その商品性が評価され、「2003 年日経優秀製品・サービス賞（日経金融新聞賞）」の最優秀賞を受賞いたしました。

③ローコストオペレーションの徹底

　支店における営業活動を活性化させると同時に事務コストを一層削減するため、HUB＆スポーク体制への移行を進めておりましたが、16 年 2 月までに 40 のHUBセンターを設置し、361 ヶ店の後方事務をHUBセンターに集中することにより、HUB＆スポーク体制への移行を完了いたしました。

　また、インターネット接続の「One's ダイレクト」専用端末である「MCステーション」を店頭に配備することにより、効率化を進めております。

［法人金融ビジネス・投資銀行ビジネス］

　本邦最大規模の法人のお客さまの基盤をベースに、お客さまサービスの一段の向上と法人金融ビジネスのリスク勘案後収益力の強化をすすめております。

①リスク・リターンの適正化とリスクテイク能力の強化

　貸出に内包されるリスクについて、お客さまと認識を共有し、その上でお互いに納得できる取引条件、取引形態への移行を進めることにより、リスクに見合った適正なリターンを確保する新たな取引関係の構築を進めているほか、①リスク・ミニマイズ型貸金からリスクテイク型貸金への転換、②画一的審査からリスク量に応じた審査への転換、③リスクコントロール手法の高度化、を基本方針とする「審査改革」を進めております。

6

なお、「Nファンド」、「SMBC-CLO」、「ビジネスセレクトローン」等、リスクテイク商品の15年度の取組額は約2兆8,600億円と、前年度比約1兆6,000億円の大幅増加を達成いたしました。

②金融ソリューション提供力の強化

大企業および中堅・中小企業のお客さまの企業価値向上に向けて、資産の流動化やCMSによる資金効率化等、ソリューション提案型営業を推進・強化しております。

また、シンジケーション業務につきましては、お客さまの信用力を市場にアピールする「デットIR」の開催も含め、トータルなサポート体制を構築し、積極的に推進しております。この結果、15年度の国内シンジケートローンの組成額は約490件/5兆5,000億円と、前年度比件数ベースで約140件、組成額で約9,000億円の増加となりました。

③ミドル・スモール層を中心とした新規顧客の開拓

当行の拠点が無い地方も含めた未取引のミドル・スモール層を開拓するため、効率的な拠点展開を実施しております。

まず、当行の拠点が無い地方マーケットにつきましては、預金・為替業務を行わず、4～5名程度の体制で「ビジネスセレクトローン」の販売を主とする貸金業務に特化した「法人営業所」を15年度に8拠点設置いたしました。

また、当行の支店はあるものの法人拠点が無い地域につきましては、お客さまへのよりきめ細かな対応による取引拡大を図るために、最寄の「法人営業部」・「ビジネスサポートプラザ」の出先である「分室」を15年度に31拠点設置いたしました。

さらに、16年1月、ミドル・スモール層の潜在的な資金ニーズが大きい都市部におきまして、旧さくら銀行・旧住友銀行の合併後初めて、「法人営業部」を5拠点新設いたしました。

[国際金融ビジネス]

中国におきましては、上海支店に中国国内の営業企画機能を集中し、同支店を核とする現地密着型の営業ネットワークを確立するとともに、CMS商品企画、企業調査、市場営業等の専門部署を新たに設置し、顧客対応力を強化いたしました。

また、今後拡大が見込まれるアジア地域でのシンジケーション、資産流動化等の金融ソリューション業務の推進体制を強化することを目的として、16年1月、アジア営業部をシンガポールと香港に設置いたしました。

(3) 経営合理化の進捗状況

[役職員数]

16年3月末の役員数は、24名（うち4名は三井住友フィナンシャルグループと三井住友銀行の常勤兼務者）となりました。なお、役員報酬は15年度に一段の追加削減を実施したほか、役員賞与につきましても、平成8年以降不支給としております。

従業員数は、15年3月末比1,676名減少の22,348名となり、計画（22,600名）を達成いたしました。

[国内店舗・海外拠点数]

16年3月末の国内本支店数は、15年3月末比2ヶ店減少の435ヶ店と計画を達成いたしました。

海外支店数は20ヶ店と計画（19ヶ店）を1ヶ店上回ることとなりましたが、これは、閉鎖予定であるロンドン支店について、取引の移管手続きに時間を要していることが原因であります。

[人件費]

人件費につきましては、従業員給与の8年連続ベア凍結や人員の削減を引き続き進めたほか、賞与ファンドの削減（前年度比△13.4%）、融資・市場関連事務のアウトソース、支店における事務処理のHUB＆スポーク体制への移行等諸施策の実施により、前年度比313億円減少の2,230億円と、計画（2,388億円）を158億円上回る削減を実現いたしました。

[物件費]

物件費につきましては、14年度中に旧さくら銀行・旧住友銀行間のシステム統合および立地重複支店の統合を完了し、システム維持費用の削減や余剰スペースの返還・売却が進んだことや、システム関連を中心に諸費の見直しを進めた結果、前年度比265億円減少の3,288億円となり、計画（3,298億円）を10億円上回る削減を達成いたしました。

(4) 不良債権処理の進捗状況

　15 年度の与信関係費用(不良債権処理損失額＋貸倒引当金等の戻入益)につきましては、不良債権問題の抜本的解決に向け、16 年度に不良債権比率を半減させるという目標を前倒しで達成すべく、最終処理を促進したほか、破綻懸念先および要管理先で引当を一段と強化したことにより、8,034 億円となりました。

　破綻懸念以下先の債権につきましては、15 年度に 2 兆 4,437 億円のオフバランス化を実施したほか、要管理債権につきましても 15 年 3 月末比 1 兆 3,600 億円の減少となったことから、16 年 3 月末の金融再生法に基づく不良債権残高は 2 兆 8,112 億円と 15 年 3 月末対比 2 兆 4,501 億円の大幅削減となりました。また、不良債権比率につきましても、5.0％(15 年 3 月末比△3.4％)と順調に低下いたしました。

　当行といたしましては、金融再生プログラムの趣旨をふまえ、16 年度末における不良債権比率の半減にむけて、バランスシートの更なるクリーンアップを進めるべく、引続き不良債権残高の削減に取り組んでまいります。

　なお、経済合理性、経営責任の明確化、社会的影響を考慮した上で、15 年度におきましては、14 社で 3,230 億円の債権放棄を実施しております。

(5) 国内向け貸出の進捗状況
[16 年 3 月期の実績等の状況]

　16 年 3 月期における国内貸出（インパクトローンを除く実勢ベース）は、国庫向け貸出の減少等を主因に 15 年 3 月末対比 2 兆 8,218 億円の減少となりましたが、16 年 3 月期の中小企業向け貸出は、各種施策を講じてきた結果、15 年 3 月末比 2,619 億円の増加と計画を 1,919 億円上回る実績となりました。

　なお、早期健全化法に規定されている中小企業向け貸出の趣旨に反するような貸出は含まれておりません。

[15 年度下期の中小企業向け貸出の増強に向けた取組について]

　健全な経営内容の中小企業に対して円滑な資金供給を行うことは、金融機関の社会的

責務と認識し、中小企業向け貸出の増強に向けて多様な施策を講じ、本支店一体となって最大限努力してまいりました。

特に、「融資慣行の見直しとリスクテイク能力の強化」を目的とした「貸出業務改革」に取り組んでおり、資金供給能力の強化に向け、従来の担保依存ではなく、適正利鞘の確保を前提とした原則無担保のポートフォリオ型貸出を「リスクテイク商品」と位置付け、積極的に推進しております。

15年度下期の推進体制と主な施策は以下の通りであります。

＜推進体制＞

①ミドルマーケット

中堅・中小企業との取引深耕および新規取引先開拓を主たるミッションとする「法人営業部」を16年3月末で184拠点設置し、中小企業の資金需要の発掘・資金ニーズへの対応に最大限注力してまいりました。

②スモールマーケット

中小企業のあらゆるニーズに対応する専門拠点として「ビジネスサポートプラザ」を16年3月末で48拠点設置し、信用保証協会保証付貸出や「ビジネスセレクトローン」などの定型商品を中心に中小企業の資金需要の発掘・対応に注力しております。また、「法人プロモーションオフィス」では、広告等のお問い合わせへの対応といったお客さまの利便性向上の観点からのインバウンド活動に加え、中小企業の資金需要の発掘の観点からの積極的なアウトバウンド活動を行っております。

＜15年度下期に実施した主な施策＞

①推進体制の強化

ａ．「法人営業部」の新設

「法人営業部」につきましては、これまで合併に伴う非効率店舗を解消するため拠点を集約してまいりましたが、16年1月、中小・中堅企業向け貸出増強の観点から都市部におきまして、合併後初めて、「法人営業部」を5拠点新設いたしました。

b．「法人営業所」の設置

　当行の拠点がない店舗空白地における新規マーケットの開拓を目的に、法人専門拠点である「法人営業所」を設置しておりましたが、15 年度下期には 4 拠点設置いたしました。「法人営業所」は、グループ会社等との共同店舗の形態で出店することを基本として、預金・為替業務は行わず 4〜5 名程度の少人数体制で「ビジネスセレクトローン」の販売を主とした貸金業務に特化することにより、ローコスト且つ効率的に中小企業向け貸出の拡大を図ることを狙いとしております。

c．法人営業部、ビジネスサポートプラザの「分室」の設置

　当行の支店はあるものの法人拠点がない地域に、最寄の法人営業部・ビジネスサポートプラザの出先として「分室」を設置しております。既存法人拠点の統合により広域化したマーケットを再分割することで、中小企業のお客さまに対するきめ細かな対応を可能とし、リスクテイク商品の販売を主体に中小企業向け貸出の拡大を図ることを狙いとして、15 年度下期には 21 拠点設置いたしました。

d．ビジネスサポートプラザ、法人プロモーションオフィスへの追加人員投入

　「ビジネスセレクトローン」等リスクテイク商品の取組強化の観点より、15 年度でビジネスサポートプラザ及び法人プロモーションオフィスに合計で 178 名の追加人員を投入いたしました。

e．「中小企業専担部付部長」の追加配置

　ミドルマーケット等に対してきめ細かく取り組むべく中小企業専担部付部長を配置しておりましたが、実績面で一定の成果が認められ、お客さまからの評価も良好であることから、15 年度下期は 6 名を追加で配置いたしました。

②商品の拡充・推進

a．ビジネスセレクトローンの推進

　スモールマーケット向けの主力商品である「ビジネスセレクトローン」につきましては、マスメディア等による広告に加え、法人プロモーションオフィスを通じた顧客開拓等、積極的な販売活動を行い、15 年度下期には約 2 万 1,500 件、約 4,200 億円の取組

実績をあげることが出来ました。また、中小企業のお客さまの様々なニーズに応えるべく、15 年 8 月に日本税理士会連合会との連携により取扱を開始いたしました、新商品「クライアントサポートローン」の販路の拡大に努めてまいりました。

b．「Nファンド」の創設

ミドルマーケットに対しましては、原則無担保のリスクテイク商品である「ミドルⅠファンド」および「ミドルⅡファンド」を主体に、中小企業向け資金供給能力の向上を目指してまいりましたが、このノウハウを活用・発展させ、採り上げ基準を標準化・簡素化することにより対象マーケットを更に拡大した新たなリスクテイク商品である「Nファンド」に集約し、積極的に推進いたしました。この結果、「Nファンド」は、15 年度下期で約 1 兆 1,400 億円の取組を行うことが出来ました

c．「SMBC-CLO」の推進

ミドルマーケットを主な対象とした「CLO方式」による資金提供スキーム「SMBC-CLO」は、16 年 2 月には第 4 回の募集を行い、15 年度下期で約 400 億円の取組をいたしました。

なお、「ビジネスセレクトローン」「Nファンド」「SMBC−CLO」を中心とした「リスクテイク商品」の 15 年度下期の取組実績は、約 4 万 4,800 件、約 1 兆 6,000 億円となりました。

d．その他

他行競合の厳しい高格付先を対象とした原則無担保・CLO方式による資金供給スキーム「高格付先CLO」の 15 年度下期の取組実績は、約 100 億円となりました。

また、財務内容が良好な中小企業の起債ニーズへ対応を強化すべく、純資産額 1 億円以上 5 億円未満の法人に対する「小口銀行保証付私募債」の 15 年度下期の取組実績は、約 100 億円となりました。

さらに、15 年 12 月には東京信用保証協会との提携商品「ニュー定型保証」の取扱を開始いたしました他、大阪府中小企業信用保証協会との提携商品「速効Ⅱ」の取扱も開始いたしました。従いまして、16 年 3 月末迄累計で 8 地域信用保証協会、10 提携商品

を取扱いました結果、これらの提携商品の15年度下期の取組実績は約600億円となりました。

以上の結果、15年度下期の中小企業向け貸出は2,561億円増加し、15年度上期の58億円と合わせまして、15年度は2,619億円の増加と計画を1,919億円上回る実績となったものであります。当行といたしましては、引き続き健全な中小企業に対する円滑な資金供給に、本支店一体となって積極的に取り組んでまいります。

(6) 配当政策の状況及び今後の考え方

三井住友フィナンシャルグループにおきましては、業務の再構築、リストラによる経費効率化、不良債権残高の削減や保有株式の圧縮によるバランスシートの改善等を早期に実現することで収益力を強化し、着実に内部留保を蓄積することにより、TierⅠ資本を質・量共に充実させることを第一義的方針としております。

配当につきましては、内部留保の蓄積を図るために、12年度の6円から、13年度：4円、14年度：3,000円（従来の普通株式1株当たり3円配当に相当）と減配してまいりました。15年度につきましては、14年度と同様、3,000円の配当といたしましたが、グループ収益力を早期に強化し、自己資本の充実に目処を付けた上で、株主重視の考え方に則った配当方針を展望してまいります。

具体的には、16年度の普通株式配当を4,000円とし、17年度以降も毎年度1,000円ずつ増配することを検討してまいります。

(7) 劣後債の引受け又は劣後ローンによる貸付けその他の方法による子会社の財務内容の健全性の確保

株式会社三井住友フィナンシャルグループは、グループの自己資本充実を目的として、劣後債又は劣後ローンその他の方法による資金調達を行うことがありますが、当該資金は子会社の財務の健全性を確保するために、子会社が発行する社債の引受け又は子会社

13

への貸付金に使用してまいる所存であります。

　なお、株式会社三井住友フィナンシャルグループにおきましては、現在、劣後特約付債務はございません。

以　上

(図表1-1)収益動向及び計画[三井住友フィナンシャルグループ]

持株会社　平成14年12月　設立

	14/3月期 実績	15/3月期 実績	16/3月期 計画	16/3月期 実績	備考
(規模)<資産、負債は平残、資本勘定は末残>					(億円)
総資産		27,862	33,877	33,606	
貸出金		190	400	400	
有価証券		27,172	32,510	32,500	
総負債		1,319	2,506	2,319	
資本勘定計		31,561	31,728	31,727	
資本金		12,477	12,477	12,477	
資本準備金		17,473	12,478	12,478	
その他資本剰余金		-	4,995	4,995	
利益準備金		5	-	-	
剰余金　(注)		1,610	1,782	1,787	
自己株式		▲ 4	▲ 4	▲ 10	
(収益)					(億円)
経常利益		1,196	500	512	
受取配当金		1,283	464	473	
経費		10	35	30	
人件費		4	18	17	
物件費		6	17	13	
特別利益		-	-	-	
特別損失		-	-	-	
税引前当期利益		1,196	500	512	
法人税、住民税及び事業税		2	0	0	
法人税等調整額		▲ 53		7	
税引後当期利益		1,247	500	505	
(配当)					(億円、円、%)
配当可能利益		1,606	6,773	6,773	
配当金総額(中間配当を含む)		333	464	464	
普通株配当金		174	174	174	
優先株配当金<公的資金分>		145	145	145	
優先株配当金<民間調達分>		14	145	145	
1株当たり配当金(普通株)		3,000	3,000	3,000	
同(第一種優先株)		10,500	10,500	10,500	
同(第二種優先株)		28,500	28,500	28,500	
同(第三種優先株)		13,700	13,700	13,700	
同(第四種優先株第1〜12回)		19,500	135,000	135,000	
同(第四種優先株第13回)		3,750	67,500	67,500	
配当率(優先株<公的資金分>)		1.11	1.11	1.11	
配当率(優先株<民間調達分>)		0.28	2.93	2.93	
配当性向		15.99	82.85	80.97	
(経営指標)					(%)
ROE(当期利益/資本勘定<平残>)		4.69	1.58	1.59	
ROA(当期利益/総資産<平残>)		4.47	1.47	1.50	

(注)利益剰余金のうち、利益準備金以外のものを表示しております。

(図表1-1)収益動向及び計画[三井住友銀行(単体)]

	14/3月期 実績(注1)	15/3月期 実績(注2)	16/3月期 計画	16/3月期 実績	備考
(規模)<資産、負債は平残、資本勘定は末残>					(億円)
総資産	1,054,650	989,227	930,000	945,066	
貸出金	606,356	593,914	567,000	542,449	
有価証券	234,263	231,304	208,000	238,151	
特定取引資産	12,570	11,856	12,000	29,937	
繰延税金資産<末残>	17,411	18,146	18,146	15,905	
総負債	1,015,121	953,962	907,000	923,624	
預金・NCD	678,972	645,765	639,000	625,534	
債券	–	–	–	–	
特定取引負債	2,244	2,424	2,000	18,425	
繰延税金負債<末残>	–	–	–	–	
再評価に係る繰延税金負債<末残>	631	579	556	555	
資本勘定計	31,965	22,792	22,986	28,709	
資本金	13,267	5,600	5,600	5,600	
資本準備金	13,268	8,797	8,797	8,797	
その他資本剰余金	3,576	3,576	3,576	3,576	
利益準備金	–	–	–	–	
剰余金 （注3）	3,833	4,145	4,716	6,761	※1
土地再評価差額金	1,004	853	818	811	
その他有価証券評価差額金	▲ 2,980	▲ 179	▲ 521	3,164	※2
自己株式	▲ 3	–	–	–	
(収益)					(億円)
業務粗利益	18,535	17,606	16,000	15,841	
資金運用収益	21,930	16,471	16,600	13,923	
資金調達費用	7,165	4,238	5,200	3,053	
役務取引等利益	1,653	1,947	2,300	2,269	
特定取引利益	1,213	1,960	1,700	2,807	※3
その他業務利益	904	1,466	600	▲ 105	※3
国債等債券関係損(▲)益	666	1,357	500	227	
業務純益(一般貸倒引当金繰入前)	11,834	11,136	10,000	10,001	
業務純益	6,789	8,755	10,000	10,001	
一般貸倒引当金繰入額	5,045	2,381	0	–	
経費	6,701	6,470	6,000	5,840	
人件費	2,718	2,539	2,370	2,213	
物件費	3,666	3,577	3,330	3,322	
不良債権処理損失額（注4）	10,386	8,364	6,500	8,692	※4
株式等関係損(▲)益	▲ 1,307	▲ 6,357	▲ 1,100	1,039	※5
株式等償却	1,306	5,275		107	
経常利益	▲ 5,221	▲ 5,972	1,700	1,851	
特別利益（注4）	268	60	▲ 500	1,668	※6
特別損失	413	798		331	
法人税、住民税及び事業税	327	403	200	127	
法人税等調整額	△ 2,465	△ 2,330		50	
税引後当期利益	▲ 3,228	▲ 4,783	1,000	3,011	※7
(配当)					(億円、円、%)
配当可能利益	4,426	6,295	6,523	7,930	
配当金総額(中間配当を含む)	373				
普通株配当金	228				
優先株配当金<公的資金分>	145				
優先株配当金<民間調達分>	–				
1株当たり配当金(普通株)	4.0				
配当率(優先株<公的資金分>)	1.11				
配当率(優先株<民間調達分>)					
配当性向	–				

(2)

	14/3月期 実績（注1）	15/3月期 実績（注2）	16/3月期 計画	16/3月期 実績	備考
（経営指標）					（%）
資金運用利回(A)	2.39	1.86	1.99	1.71	
貸出金利回(B)	2.07	1.84	1.98	1.79	
有価証券利回	2.15	1.11	1.18	1.04	
資金調達原価(C)	1.59	1.22	1.18	1.07	
預金利回（含むNCD)(D)	0.49	0.23	0.23	0.14	
経費率(E)	0.98	0.99	0.93	0.93	
人件費率	0.39	0.39	0.36	0.35	
物件費率	0.53	0.55	0.52	0.52	
総資金利鞘(A)-(C)	0.80	0.64	0.81	0.64	
預貸金利鞘(B)-(D)-(E)	0.59	0.61	0.82	0.72	
非金利収入比率	8.91	11.05	14.37	14.32	
OHR(経費／業務粗利益)	36.15	36.74	37.50	36.86	
ROE(一般貸引前業務純益/資本勘定＜平残＞)	33.95	40.52	43.68	38.83	
ROA(注5)	1.12	1.12	1.12	1.12	
修正コア業務純益ROA(注6)	0.91	1.03		1.08	

（注1）旧三井住友銀行の計数を表示しております。
（注2）損益及び平残項目については、合併前の旧三井住友銀行（平成14年4月1日～平成15年3月16日）の計数を含めて
表示しております。
（注3）任意積立金及び未処分利益を合算しております。
（注4）16/3期につきましては、貸倒引当金戻入益及び債権売却損失引当金戻入益といたしまして658億円を特別利益に
計上しております。
このため、16/3期の与信関係費用（不良債権処理損失額＋上記戻入益）は8,034億円となっております。
（注5）14/3月期、15/3月期は、（一般貸引前業務純益／総資産＜平残＞）、16/3月期は、
（一般貸引前業務純益／（総資産－支払承諾見返）＜平残＞）。
（注6）（一般貸引前業務純益－国債等債券関係損益－子会社配当等）／（総資産－支払承諾見返）＜平残＞

(参考)収益動向及び計画[4社合算ベース：三井住友銀行＋三井住友カード＋三井住友銀リース＋日本総合研究所]

	15/3月期 実績	16/3月期 計画	16/3月期 実績	備考
(規模)<資産、負債は平残、資本勘定は末残>				(億円)
総資産	1,013,261	954,100	969,028	
総負債	975,280	928,500	944,886	
資本勘定計	25,417	25,638	31,485	
資本金	6,626	6,626	6,626	
資本準備金	9,612	9,612	9,612	
その他資本剰余金	4,138	3,989	3,990	
利益準備金	10	10	10	
剰余金 （注1）	4,366	5,129	7,182	
土地再評価差額金	853	818	811	
その他有価証券評価差額金	▲ 188	▲ 546	3,253	
自己株式	0	0	0	
(収益)				(億円)
合算業務純益 （注2）	11,578	10,480	10,496	
経常利益	▲ 5,637	2,090	2,259	
特別損益	▲ 663	▲ 500	1,344	
法人税、住民税及び事業税 法人税等調整額	▲ 1,767	370	362	
税引後当期利益	▲ 4,533	1,220	3,242	
(配当)				(億円、%)
配当可能利益＜含む持株会社＞	8,668	14,099	15,538	
配当性向(持株会社 普通株)	-	18.70	5.89	
(経営指標)				(%)
ROE(合算業務純益/資本勘定<平残>)	45.55	41.05	36.89	
ROA(合算業務純益/総資産<平残>)	1.14	1.09	1.08	

（注1）利益剰余金のうち、利益準備金以外のものを表示しております。

（注2）三井住友銀行の業務純益、他3社の営業利益を合算しております。

(図表1－2)収益動向[三井住友フィナンシャルグループ(連結)]

	15/3月期 実績	16/3月期 実績	17/3月期 見込み
(規模)〈末残〉			(億円)
総資産	1,046,074	1,022,152	
貸出金	610,829	553,828	
有価証券	241,185	270,499	
特定取引資産	44,954	33,068	
繰延税金資産	19,561	17,066	
総負債	1,011,867	981,505	
預金・NCD	677,840	688,529	
債券	－	－	
特定取引負債	28,514	18,732	
繰延税金負債	439	402	
再評価に係る繰延税金負債	588	564	
少数株主持分	9,967	9,937	
資本勘定計	24,241	30,709	
資本金	12,477	12,477	
資本剰余金	8,562	8,653	
利益剰余金	3,117	6,112	
土地再評価差額金	1,014	965	
その他有価証券評価差額金	▲ 242	3,250	
為替換算調整勘定	▲ 535	▲ 718	
自己株式	▲ 152	▲ 30	

(収益)			(億円)
経常収益	35,064	35,525	34,000
資金運用収益	18,169	15,913	
役務取引等収益	4,242	5,014	
特定取引収益	2,065	3,050	
その他業務収益	9,470	9,465	
その他経常収益	1,118	2,083	
経常費用	40,221	32,097	
資金調達費用	4,174	3,103	
役務取引等費用	713	769	
特定取引費用	7	9	
その他業務費用	7,211	8,866	
営業経費	8,892	8,665	
その他経常費用	19,223	10,684	
貸出金償却	3,646	6,604	
貸倒引当金繰入額	6,547	－	
一般貸倒引当金純繰入額	2,506	－	
個別貸倒引当金純繰入額	4,080	－	
経常利益	▲ 5,157	3,428	6,500
特別利益(注)	119	1,170	
特別損失	871	550	
税金等調整前当期純利益	▲ 5,909	4,049	
法人税、住民税及び事業税	661	243	
法人税等調整額	▲ 2,252	86	
少数株主利益	336	416	
当期純利益	▲ 4,654	3,304	3,300

(注)16/3期につきましては、貸倒引当金戻入益及び債権売却損失引当金戻入益といたしまして148億円を特別利益に計上しております。

(図表2)自己資本比率の推移 … 国際統一基準(第一基準)を採用

[三井住友フィナンシャルグループ(連結)] (億円)

	14/3月期 実績(注5)	15/3月期 実績	16/3月期 計画	16/3月期 実績	備考
資本金	13,267	12,477	12,477	12,477	
うち非累積的永久優先株	6,505	―	―	―	
資本準備金	13,268				
資本剰余金	―	8,562	8,584	8,653	
剰余金(注2)	4,380	―			
利益剰余金(注3)	―	2,784	3,855	5,648	※1
連結子会社の少数株主持分	9,841	9,969	10,152	9,904	
うち優先出資証券	8,636	8,401	8,398	8,140	
その他有価証券の評価差損	△ 3,048	△ 242	△ 584	―	※2
自己株式	△ 175	△ 152	△ 50	△ 30	
為替換算調整勘定	△ 152	△ 535	△ 535	△ 718	※3
営業権相当額	△ 2	△ 3	△ 3	△ 1	
連結調整勘定相当額	△ 185	△ 300	△ 273	△ 217	
その他	―	―	―	―	
Tier I 計	37,194	32,559	33,623	35,716	
(うち税効果相当額)	(18,433)	(19,122)	(19,000)	(16,664)	
有価証券含み益	―	―	―	2,494	※2
土地再評価益	829	717	691	685	
一般貸倒引当金	8,444	7,396	7,438	7,401	
永久劣後債務	7,969	5,691	6,464	7,556	
その他	―	―	―	―	
Upper Tier II 計	17,242	13,804	14,593	18,136	
期限付劣後債務・優先株	17,806	15,813	15,137	16,030	
その他	―	―	―	―	
Lower Tier II 計	17,806	15,813	15,137	16,030	
Tier II 計	35,048	29,616	29,729	34,165	
(うち自己資本への算入額)	(35,048)	(29,616)	(29,729)	(34,165)	
Tier III	―	―	―	―	
控除項目	△ 1,633	△ 2,386	△ 2,487	△ 2,508	
自己資本合計	70,608	59,789	60,865	67,374	

(億円)

	14/3月期 実績(注5)	15/3月期 実績	16/3月期 計画	16/3月期 実績	備考
リスクアセット	675,480	591,669	595,000	592,041	
オンバランス項目	625,322	554,177	557,000	546,499	
オフバランス項目	48,032	35,254	35,500	42,833	
その他(注4)	2,127	2,238	2,500	2,708	

(%)

	14/3月期 実績(注5)	15/3月期 実績	16/3月期 計画	16/3月期 実績	備考
自己資本比率	10.45	10.10	10.22	11.37	
Tier I 比率	5.50	5.50	5.65	6.03	

(注1)上記試算に係る各種前提条件
　　　為替:16/3月期計画　120.00円/ドル
(注2)連結剰余金から社外流出予定額を控除した額。
(注3)利益剰余金から社外流出予定額を控除した額。
(注4)マーケット・リスク相当額を8%で除して得た額。
(注5)旧三井住友銀行(連結)の実績を記載しております。

(図表2)自己資本比率の推移 … 国際統一基準を採用

[三井住友銀行(単体)]　　　　　　　　　　　　　　　　　　　　　　　　　　　　(億円)

	14/3月期 実績(注6)	15/3月期 実績	16/3月期 計画	16/3月期 実績	備考
資本金	13,267	5,600	5,600	5,600	
うち非累積的永久優先株	6,505	―	―	―	
資本準備金	13,268	8,797	8,797	8,797	
その他資本剰余金	3,576	3,576	3,576	3,576	
利益準備金(注2)	―	―	―	―	
任意積立金(注2)	2,215	2,215	2,215	2,215	
次期繰越利益(注3)	1,230	1,915	2,486	2,531	
その他(注4)	8,698	7,389	7,466	7,645	
うち優先出資証券	8,636	7,328	7,405	7,591	
その他有価証券の評価差損	△ 2,980	△ 179	△ 521	―	※1
自己株式	△ 3	―	―	―	
営業権相当額	―	―	―	―	
Tier I 計	39,272	29,314	29,619	30,364	
(うち税効果相当額)	(17,411)	(18,146)	(18,146)	(15,905)	
有価証券含み益	―	―	―	2,398	※1
土地再評価益	736	644	618	615	
一般貸倒引当金	7,912	6,726	6,725	6,617	
永久劣後債務	7,969	5,691	6,464	7,556	
その他	―	―	―	―	
Upper Tier II 計	16,617	13,061	13,807	17,187	
期限付劣後債務・優先株	17,475	15,576	14,993	15,656	
その他	―	―	―	―	
Lower Tier II 計	17,475	15,576	14,993	15,656	
Tier II 計	34,092	28,637	28,800	32,842	
(うち自己資本への算入額)	(34,092)	(27,718)	(28,616)	(30,364)	
Tier III	―	―	―	―	
控除項目	△ 553	△ 554	△ 554	△ 557	
自己資本合計	72,810	56,478	57,681	60,172	

　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　(億円)

リスクアセット	632,966	538,071	538,000	529,397	
オンバランス項目	579,650	502,977	503,000	488,167	
オフバランス項目	51,923	33,225	33,000	39,254	
その他(注5)	1,393	1,870	2,000	1,976	

　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　(%)

自己資本比率	11.50	10.49	10.72	11.36	
Tier I 比率	6.20	5.44	5.50	5.73	

(注1)上記試算に係る各種前提条件
　　　　為替:16/3月期計画　120.00円/ドル
(注2)利益処分を勘案した額。
(注3)当期未処分利益から社外流出予定額を控除した額。
(注4)少数株主持分、為替換算調整勘定の額。
(注5)マーケット・リスク相当額を8%で除して得た額。
(注6)旧三井住友銀行(単体)の実績を記載しております。

(図表5)部門別純収益動向

(億円)

		15/3月期 実績	16/3月期 実績	17/3月期 見込み
	資 金 関 係 損 益	2,783	2,778	2,780
	手 数 料 ＋ 外 為	344	559	750
	個 人 部 門	3,127	3,337	3,530
	資 金 関 係 損 益	3,372	3,224	3,450
	手 数 料 ＋ 外 為	2,318	2,818	2,910
	法 人 部 門	5,690	6,042	6,360
	資 金 関 係 損 益	1,017	1,043	920
	手 数 料 ＋ 外 為	611	709	950
	企 業 金 融 部 門	1,628	1,752	1,870
	ウチ マーケティング 業 務	876	888	800
	トレジャリー 業 務	13	17	20
	国 際 部 門	864	927	810
	資 金 関 係 損 益	94	102	110
	手 数 料 ＋ 外 為	2	6	10
	コミュニティバンキング 本 部	96	108	120
	市 場 営 業 部 門	5,815	3,758	2,800
	本 社 管 理	386	▲ 83	160
業 務 粗 利 益		17,606	15,841	15,650
経 費		▲6,470	▲5,840	▲5,850
業 務 純 益 （除く一般貸倒引当金繰入）		11,136	10,001	9,800

(図表6)リストラの推移及び計画[2社合算ベース：持株会社＋三井住友銀行]

		14/3月末 実績	15/3月末 実績	16/3月末 計画	16/3月末 実績	備考
(役職員数)						
役員数	(人)	33	24	28	24	
うち取締役(( )内は非常勤)	(人)	26(2)	17(2)	21(2)	17(2)	
うち監査役(( )内は非常勤)	(人)	7(4)	7(3)	7(3)	7(3)	
従業員数(注)	(人)	25,027	24,024	22,600	22,348	

(注)事務職員、庶務職員合算。在籍出向者を含み、執行役員、嘱託、パート、派遣社員は除いております。

(国内店舗・海外拠点数)

		14/3月末 実績	15/3月末 実績	16/3月末 計画	16/3月末 実績	備考
国内本支店(注1)	(店)	564	437	435	435	
海外支店(注2)	(店)	21	20	19	20	※1
(参考)海外現地法人(注3)	(社)	25	26	26	25	

(注1)出張所、代理店、被振込専門支店、ATM管理専門支店、外為事務部を除いております。
(注2)出張所、駐在員事務所を除いております。
(注3)出資比率50％以下のものを除いております。

		14/3月期 実績	15/3月期 実績	16/3月期 計画	16/3月期 実績	備考
(人件費)						
人件費	(百万円)	271,788	254,346	238,800	222,969	
うち給与・報酬	(百万円)	221,889	205,602	184,000	172,562	
平均給与月額	(千円)	496	508	502	496	

(注)平均年齢38.8歳（平成16年3月末）。

(役員報酬・賞与)

		14/3月期 実績	15/3月期 実績	16/3月期 計画	16/3月期 実績	備考
役員報酬・賞与(注1)	(百万円)	830	763	760	512	
うち役員報酬	(百万円)	830	763	760	512	
役員賞与	(百万円)	0	0	0	0	
平均役員(常勤)報酬・賞与	(百万円)	28	(注2) 27	31	25	
平均役員退職慰労金	(百万円)	81	63	87	(注2) 43	

(注1)人件費及び利益処分によるものの合算。また、使用人兼務の場合、使用人部分を含んでおります。
(注2)旧わかしお銀行分を除いております。

(物件費)

		14/3月期 実績	15/3月期 実績	16/3月期 計画	16/3月期 実績	備考
物件費(注1)	(百万円)	366,637	355,248	329,800	328,764	
うち機械化関連費用(注2)	(百万円)	96,324	90,486	82,300	76,929	
除く機械化関連費用	(百万円)	270,313	264,762	247,500	251,835	※2

(注1)子銀行が持株会社に対して支払う経営指導料相当分を控除しております。
(注2)リース等を含む実質ベースで記載しております。

(人件費＋物件費)

		14/3月期 実績	15/3月期 実績	16/3月期 計画	16/3月期 実績	備考
人件費＋物件費	(百万円)	638,425	609,594	568,600	551,733	

(図表7)子会社・関連会社一覧(国内)(注1)

(億円)

会社名	設立年月	代表者(注2)	主な業務	直近決算	総資産	借入金(注3)	うち当社等分(注4,5)	資本勘定	うち当社等出資分(注5)	経常利益	当期利益	連結又は持分法の別(注6)
【三井住友フィナンシャルグループ】												
三井住友カード株式会社	S42/12月	栗山 道義	クレジットカード業務	H16/3月	8,214	3,117	150	1,040	1,557	221	127	連結
三井住友銀リース株式会社	S43/9月	白賀 洋平	リース業務	H16/3月	17,365	12,191	1,018	1,461	1,434	143	63	連結
株式会社日本総合研究所	H14/11月	奥山 俊一	シンクタンク業務、システム開発・情報処理業務、コンサルティング業務	H16/3月	746	231	149	275	200	72	41	連結
SMFG企業再生債権回収株式会社	H15/11月	前田 孝一	債権管理回収業務	H16/3月	7	-	-	7	4	△ 1	△ 1	連結
大和証券エスエムビーシー株式会社	H11/2月	清田 瞭	証券業務	H16/3月	75,758	43,994	405	3,722	1,632	419	232	持分法
大和住銀投信投資顧問株式会社	H11/4月	小森 悌一	投資顧問業務、投資信託委託業務	H16/3月	119	-	-	85	80	5	1	持分法
【三井住友銀行】												
株式会社みなと銀行	S24/9月	西村 忠禧	銀行業務	H16/3月	27,534	679	300	811	48	76	22	連結
株式会社関西アーバン銀行	T11/7月	伊藤 忠彦	銀行業務	H16/3月	21,103	280	230	653	371	414	193	連結
関銀リース株式会社	S50/2月	近藤 秀樹	リース業務	H16/3月	309	251	155	37	-	5	4	連結
株式会社ジャパンネット銀行	H12/9月	藤森 秀一	銀行業務	H16/3月	2,038	423	-	64	114	△ 17	△ 17	連結
SMBC信用保証株式会社	S51/7月	大森 右策	信用保証業務	H16/3月	78,875	-	-	727	947	△ 130	△ 138	連結
株式会社エスシー・カードビジネス	S58/4月	武田 功一	カード会員に対するサービス業務	H16/3月	42	9	9	6	-	9	5	連結
さくらカード株式会社	S58/2月	佐藤 豊和	クレジットカード業務	H16/3月	1,984	390	191	166	107	21	12	連結
アットローン株式会社	H12/6月	下志万 正明	個人向けローン業務	H16/3月	1,095	910	910	6	130	△ 20	△ 19	連結
SMBCキャピタル株式会社	H7/8月	松田 道弘	ベンチャーキャピタル業務	H16/3月	141	107	107	28	17	6	4	連結
SMBCコンサルティング株式会社	S56/5月	小山 光俊	経営相談業務・会員事業	H16/3月	46	-	-	29	18	15	8	連結
SMBCファイナンスサービス株式会社	S47/12月	宮本 啓三	融資業務、ファクタリング業務、集金代行業務	H16/3月	7,034	4,058	2,963	662	1,251	△ 55	△ 75	連結
SMBC抵当証券株式会社	S58/10月	鶴見 満裕	融資業務	H16/3月	2,954	2,732	2,702	140	41	△ 43	△ 42	連結
フィナンシャル・リンク株式会社	H12/9月	福田 博一	情報処理サービス業務、コンサルティング業務	H16/3月	1	-	-	0	2	△ 1	△ 1	連結
SMBCフレンド証券株式会社	S23/3月	玉置 勝彦	証券業務	H16/3月	1,663	-	-	1,006	392	195	154	連結
株式会社さくらケーシーエス	S44/3月	小川 憲三	システム開発・情報処理業務	H16/3月	183	4	3	125	2	6	3	連結
さくら情報システム株式会社	S47/11月	三浦 良二	システム開発・情報処理業務	H16/3月	180	53	31	82	0	△ 0	△ 1	連結
グローバルファクタリング株式会社	H4/12月	松崎 充信	ファクタリング業務	H16/3月	2,696	2,143	2,143	0	-	0	0	連結
三井住友アセットマネジメント株式会社	H14/12月	井上 恵介	投資顧問業務 投資信託委託業務	H16/3月	189	-	-	126	34	13	8	持分法
ジャパン・ペンション・ナビゲーター株式会社	H12/9月	金子 錬太郎	確定拠出年金制度導入に関するコンサルティング業務	H16/3月	19	-	-	17	12	△ 5	△ 5	持分法
株式会社クオーク	S53/4月	仁瓶 眞平	個品割賦あっせん・総合割賦あっせん業務	H16/3月	9,416	4,974	1,079	379	29	13	9	持分法
【三井住友銀リース】												
三井住友銀オートリース株式会社	H7/1月	齋藤 純夫	リース業務	H16/3月	2,032	1,319	117	118	-	35	17	連結
マツダオートリース株式会社	S40/11月	板橋 英隆	リース業務	H16/3月	121	94	20	16	-	5	3	連結
有限会社スペース・サービス	H10/2月	川勝 一明	リース業務	H16/3月	56	44	28	0	-	0	0	連結
エス・ビー・エル・パートナーズ有限会社	H12/3月	大井 耐三	金銭債権買取業務	H15/12月	157	150	150	0	-	0	0	連結
阿波銀リース株式会社	S49/1月	福永 義和	リース業務	H16/3月	417	308	11	64	3	8	5	持分法
山陰総合リース株式会社	S50/4月	谷本 敏	リース業務	H16/3月	483	396	9	48	2	12	6	持分法
三重銀総合リース株式会社	S54/8月	早川 和秀	リース業務	H16/3月	126	102	8	14	1	1	0	持分法
エヌイーシーリース株式会社	S45/9月	山本 武彦	リース業務	H16/3月	7,179	6,501	829	390	-	82	45	持分法

(図表7)子会社・関連会社一覧(海外)(注1)

(百万通貨単位・但しインドネシアは十億通貨単位)

会社名	設立年月	代表者(注2)	主な業務	通貨	直近決算	総資産	借入金(注3)	うち当社等分(注4,5)	資本勘定	うち当社等出資分(注5)	経常利益	当期利益	連結又は持分法の別(注6)
【三井住友銀行】													
欧州三井住友銀行	H15/3月	木本 泰行	銀行業務	US$	H16/3月	13,301	76	3,992	1,741	1,700	62	46	連結
マニュファクチャラーズ銀行	S49/11月	堤 義則	商業銀行業務	US$	H15/12月	1,386	13	3	196	283	13	11	連結
カナダ三井住友銀行	H13/4月	会田 南	商業銀行業務	CAN$	H16/1月	1,148	53	27	155	122	8	5	連結
ブラジル三井住友銀行	S33/10月	三角 岳明	商業銀行業務	R$	H15/12月	1,144	595	519	322	302	△ 52	△ 52	連結
インドネシア三井住友銀行	H1/8月	中村 清澄	銀行業務	RPIAH	H15/12月	5,919	962	1,955	1,190	982	171	117	連結
SMBCリース・ファイナンス会社	H2/11月	William Ginn	リース業務	US$	H15/12月	1,267	215	193	737	690	35	22	連結
SMBCキャピタル・マーケット会社	S61/12月	河本 尚之	スワップ関連業務・投融資業務	US$	H15/12月	4,840	327	2,238	924	609	21	81	連結
英国SMBCキャピタル・マーケット会社	H7/4月	河本 尚之	スワップ関連業務	US$	H15/12月	1,217	200	-	344	300	14	12	連結
三井住友ファイナンス・オーストラリア	S59/6月	門田 源	投融資業務	A$	H15/12月	2,123	1,656	1,683	174	159	19	14	連結
SMBCセキュリティーズ会社	H2/8月	諸岡 賢一	証券業務	US$	H15/12月	146	96	25	47	40	3	2	連結
さくらキャピタル・ファンディング(ケイマン)リミテッド	H4/7月	種橋 潤治	金融業務	US$	H15/12月	95	93	95	0	0	△ 0	△ 0	連結
さくらファイナンス(ケイマン)リミテッド	H3/2月	種橋 潤治	金融業務	US$	H15/12月	2,145	2,139	2,165	0	0	△ 0	△ 0	連結
住友ファイナンス・インターナショナル	H3/7月	河本 尚之	投融資業務	STG	H15/12月	200	8	8	127	200	2	2	連結
SMBCインターナショナル・ファイナンス・エヌ・ブイ	H2/6月	種橋 潤治	金融業務	US$	H15/12月	4,451	4,410	3,729	1	0	0	0	連結
BSL リーシング カンパニー リミテッド	S62/7月	Vongthip Chumpani	リース業務	TBAH	H15/12月	2,037	1,481	275	205	6	37	24	持分法
SBCS カンパニー リミテッド	H1/3月	中嶌 知良	出資・コンサルティング業務	TBAH	H15/12月	455	201	201	251	14	29	19	持分法
【三井住友銀リース】													
SMBC Leasing (Singapore) Pte. Ltd.	S55/5月	鳥羽 宏彦	リース業務	S$	H15/12月	145	119	88	3	-	1	0	連結
SMBC Leasing (Hong Kong) Limited	H1/9月	平井 伍朗	リース業務	HK$	H15/12月	519	434	313	51	-	5	5	連結
SMBC Leasing (Thailand) Co. , Ltd.	H8/2月	米谷 成一	リース業務	TBAH	H15/12月	2,031	1,637	1,600	195	-	33	23	連結
SMBC Leasing (Malaysia) Sdn. Bhd.	H8/11月	河越 広道	リース業務	RM	H15/12月	137	118	118	7	-	1	1	連結
P.T.EXIM SB Leasing	S60/3月	笠 富士人	リース業務	RPIAH	H15/12月	229	226	144	△ 129	0	0	0	連結

(注1) H16/3月期三井住友フィナンシャルグループの連結決算対象会社のうち、三井住友フィナンシャルグループ及び三井住友銀行の与信額が1億円超の会社及び主な関係会社について記載しております。
　　　海外の会社については現地通貨(百万単位、インドネシアのみ十億単位)で記載しております。
(注2) H16/3月末における代表者を記載しております。
(注3) 社債・コマーシャルペーパーを含んでおります。
(注4) 保証の額を含んでおります。
(注5) 三井住友フィナンシャルグループ分と三井住友銀行分を合算して表示しております。
(注6) 三井住友フィナンシャルグループの連結決算を基準としております。
(注7) 経常損失、当期損失、または繰越損失のある会社については、今後の業績見通し、及びグループ戦略上の位置付けについて別紙に記載しております。
(注8) SMFG企業再生債権回収株式会社他11社は新規設立等により、当連結会計年度より連結子会社としております。
　　　旧株式会社関西さわやか銀行は株式取得により当連結会計年度に連結子会社とし、旧株式会社関西銀行(株式会社関西アーバン銀行に商号変更)との合併により、当連結会計年度に連結子会社から除外しております。
　　　さくらフレンド証券株式会社他5社は合併により、Sakura Global Capital Asia Limited他3社は清算により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。また、エスエムビーシーエル・ケフェウス有限会社他6社は匿名組合方式による賃貸事業を行う営業者となったため、当連結会計年度より連結子会社から除外し、持分法非適用の非連結子会社としております。
　　　北海道マザーランド・キャピタル株式会社他2社は新規設立等により、当連結会計年度より持分法適用の関連会社としております。
　　　ディーエルジェイディレクト・エスエフジー証券株式会社他1社は株式売却等により関連会社でなくなったため、当連結会計年度より持分法適用の関連会社から除外しております。

(注7)の明細

会社名	今後の業績見通し(見込み)	グループ戦略上の位置付け
SMFG企業再生債権回収株式会社	17/3期黒字確保	ゴールドマン・サックス証券会社・大和証券SMBCプリンシパルインベストメンツ・日本政策投資銀行との合併による企業再生会社
株式会社ジャパンネット銀行	17/3期黒字化図る。	インターネット専業銀行
SMBC信用保証株式会社	H14/3に住銀保証㈱をSMBC信用保証㈱の100%出資子会社として統合。19/3期には2社合算ベースで黒字化の見込み。	三井住友銀行の住宅ローン保証子会社
株式会社エスシー・カードビジネス	17/3期黒字確保	クレジットカード会員向けサービス業務会社
アットローン株式会社	17/3期単年度黒字化見込み。	個人向けローン専業会社
SMBCファイナンスサービス株式会社	17/3期黒字確保	融資業務・ファクタリング業務・集金代行業務子会社
SMBC抵当証券株式会社	16/3期は保有株式の減損処理影響により赤字計上ながら、17/3期黒字確保。	融資業務子会社
フィナンシャル・リンク株式会社	案件成約により、今期黒字化の見込み。	企業の資金・決済に関する金融関連サービスを銀行およびグループ会社と連携してトータルにコーディネートする戦略子会社
さくら情報システム株式会社	17/3期黒字確保	システム開発・情報処理業務子会社
ジャパン・ペンション・ナビゲーター株式会社	確定拠出年金マーケットの急成長を背景に業績は改善傾向にあるが、システム初期投資の償却負担等により、赤字基調からの脱却にはまだ時間がかかる見込み。	確定拠出年金業務遂行のための中核会社
有限会社スペース・サービス	16/9期黒字化	三井住友銀リースの特定目的子会社
ブラジル三井住友銀行	16/12期黒字確保。繰越損失解消見込み。	在ブラジルのグローバル日系、非日系マルチナショナル企業に対するコーポレート宛貸金を主たる業務とする銀行子会社
さくらキャピタル・ファンディング(ケイマン)リミテッド	収支均衡	三井住友銀行の自己資本拡充を目的に設立、三井住友銀行劣後保証付き永久社債を発行
さくらファイナンス(ケイマン)リミテッド	収支均衡	三井住友銀行の自己資本拡充を目的に設立、三井住友銀行劣後保証付き期限付社債を発行
住友ファイナンス・インターナショナル	15/12期は当期黒字確保。16/12期も黒字の見込み。	投資会社
SMBC Leasing (Singapore) Pte. Ltd.	16/12期黒字確保	三井住友銀リースの海外現地法人
SMBC Leasing (Hong Kong) Limited	16/12期黒字確保	三井住友銀リースの海外現地法人
P.T.EXIM SB Leasing	清算を前提に回収に専念	三井住友銀リースの海外現地法人

(図表10)貸出金の推移[三井住友銀行]

(残高) (億円)

		15/3月末実績 (A)	16/3月末計画 (B)	16/3月末実績 (C)	備考	17/3月末計画 (D)
国内貸出	インパクトローンを含むベース	542,080	522,080	481,826		482,826
	インパクトローンを除くベース	533,309	513,309	475,024		476,024
中小企業向け貸出(注)	インパクトローンを含むベース	215,969	206,169	189,844		186,044
	インパクトローンを除くベース	212,913	203,113	187,057		183,257
うち保証協会保証付貸出		19,755	18,755	17,181		15,181
個人向け貸出(事業用資金を除く)		127,751	134,751	131,308		139,308
うち住宅ローン		111,614	118,614	117,163		125,163
その他		198,360	181,160	160,674		157,474
海外貸出		30,744	30,744	26,275		26,275
合計		572,824	552,824	508,101		509,101

(注)中小企業向け貸出とは、資本金又は出資金3億円(但し、卸売業は1億円、小売業・飲食業・サービス業は50百万円)以下の法人または常用する従業員が300人(但し、卸売業・サービス業は100人、小売業・飲食業は50人)以下の法人向け貸出(個人に対する事業用資金を含む)を指す。ただし、当社の連結子会社・持分法適用会社向け貸出を除く。

(増減額・実勢ベースを算出するうえで考慮すべき要因考慮後)

(億円)

		16/3月期計画 (B)-(A)+(ア)	16/3月期実績 (C)-(A)+(イ)	備考	17/3月期計画 (D)-(C)+(ウ)
国内貸出	インパクトローンを含むベース	▲ 8,500	▲ 30,187		9,000
	インパクトローンを除くベース	▲ 8,500	▲ 28,218		9,000
中小企業向け貸出	インパクトローンを含むベース	700	2,350		700
	インパクトローンを除くベース	700	2,619		700

(実勢ベースを算出するうえで考慮すべき要因(インパクトローンを除くベース))

(億円 、( )内はうち中小企業向け貸出)

	15年度中計画 (ア)		15年度中実績 (イ)		備考	16年度中計画 (ウ)	
不良債権処理	(	)	24,100	(18,367)		(	)
貸出金償却(注1)	(	)	4,099	(1,101)		(	)
部分直接償却実施額(注2)	(	)	7,815	(6,677)		(	)
CCPC(注3)	(	)	173	(173)		(	)
協定銀行等への資産売却額(注4)	(	)	193	(105)		(	)
上記以外への不良債権売却額	(	)	5,818	(5,180)		(	)
その他の処理額(注5)	(	)	6,002	(5,131)		(	)
債権流動化(注6)	(	)	▲ 1,429	(857)		(	)
私募債等(注7)	(	)	7,396	(9,251)		(	)
子会社等(注8)	(	)	0	(0)		(	)
計	11,500	(10,500)	30,067	(28,475)		8,000	(4,500)

(注1)無税化(法人税基本通達9-6-1、9-6-2、9-4-1、9-4-2)を事由とする直接償却額。

(注2)部分直接償却当期実施額。

(注3)共同債権買取機構に売却した債権に関する最終処理額。

(注4)金融機能の再生のための緊急措置に関する法律第53条で定められた協定銀行等への債権売却額。

(注5)その他の不良債権処理による残高減少額。

(注6)主として正常債権の流動化額。

(注7)私募債の引受等、実質的に貸出と同様の信用供与が行われているものの取組額。

(注8)連結子会社・持分法適用会社向け貸出のうち、中小企業向け信用供与の円滑化に資するもの。

（図表１２）リスク管理の状況［三井住友フィナンシャルグループ］（平成１６年３月末現在）

種　類	現在の管理体制	当期における改善等の状況
信用リスク	［規定・基本方針］ グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「信用リスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。 ［体制・リスク管理部署］ ・取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。 ・グループ全体のリスク管理を統括する機能を有した「リスク統括部」を設置。各種リスクを総合的に管理する観点では企画部と共に網羅的、体系的な管理を実施。 ・グループ各社は「信用リスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。 ［リスク管理手法］ 以下の原則に則り適切な管理を実施する。 ・業務特性に応じた信用リスクの統合的管理 ・個別与信ならびに与信ポートフォリオ全体の信用リスクを定量的に把握・管理 ・モニタリング・システムを整備し、経常的かつ効率的に信用リスクを管理 ・与信権限と与信責任を明確化した公正な与信運営 ・原則、業務推進部門、審査部門等から独立した資産監査部門の設置による、信用リスク管理体制、与信運営方針、与信ポートフォリオ状況等の監査の実施による牽制体制の確保	16 年度の信用リスク管理の基本方針を策定（リスク管理委員会での審議を経て取締役会にて決議（16/3））。 グループ各社に対し自社保有のリスクに応じた的確なリスク管理体制の整備を指導。 ・ 内部格付体制の整備等、基本方針を踏まえた管理体制の整備。 ・ グループ各社の信用リスク管理に係る規程・基本方針の体系・内容の整備。
市場リスク	［規定・基本方針］ グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「市場リスク・流動性リスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。 ［体制・リスク管理部署］ ・取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。 ・グループ全体のリスク管理を統括する機能を有した「リスク統括部」を設置。各種リスクを総合的に管理する観点では企画部と共に網羅的、体系的な管理を実施。 ・グループ各社は「市場リスク・流動性リスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。	16 年度の市場リスク・流動性リスク管理の基本方針を策定（リスク管理委員会での審議を経て取締役会にて決議（16/3））。 グループ各社の市場リスク関連極度・ガイドライン等を 15 年下期分から 16 年上期分として見直し。

種　類	現在の管理体制	当期における改善等の状況
	[リスク管理手法] 以下の原則に則り適切な管理を実施する。 ・重要性に応じた連結ベースでのリスク管理 ・自己資本等の経営体力や業務運営方針等を勘案し、リスク許容量の上限を設定した管理 ・リスクの特性に応じ資本と関係付けたリスク管理を行うため、リスクの計量化を行い定量的に管理 ・コンピュータ・システムを整備し、データの透明性を確保することにより、正確かつ迅速なリスク管理を推進 ・相互牽制機能を確保するため、フロント、ミドル、バックの組織・権限の分離を実施 ・内部監査部署によるリスク管理態勢の監査	グループ各社に対し自社保有のリスクに応じた的確なリスク管理体制の整備を指導。 ・ リスク管理のプロセスの一層の明確化等、基本方針を踏まえた管理体制の整備。 ・ グループ各社の市場リスク管理に係る規程・基本方針の体系・内容の整備。
流動性リスク	[規定・基本方針] グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「市場リスク・流動性リスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。 [体制・リスク管理部署] ・取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。 ・グループ全体のリスク管理を統括する機能を有した「リスク統括部」を設置。各種リスクを総合的に管理する観点では企画部と共に網羅的、体系的な管理を実施。 ・グループ各社は「市場リスク・流動性リスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。 [リスク管理手法] 以下の原則に則り適切な管理を実施する。 ・重要性に応じた連結ベースでのリスク管理の実施 ・資金繰り計画、外部環境及び調達状況等を勘案し、リスク許容量の上限設定による定量的な管理やコンティンジェンシープランの策定等による管理 ・コンピュータ・システムを整備し、データの透明性を確保することにより、正確かつ迅速なリスク管理を推進 ・相互牽制機能を確保するため、フロント、ミドル、バックの組織・権限の分離を実施 ・内部監査部署によるリスク管理態勢の監査	16年度の市場リスク・流動性リスク管理の基本方針を策定（リスク管理委員会での審議を経て取締役会にて決議(16/3)）。 グループ各社の流動性リスク関連極度・ガイドライン等を15年下期分から16年上期分として見直し。 グループ各社に対し自社保有のリスクに応じた的確なリスク管理体制の整備を指導。 ・ リスク管理のプロセスの一層の明確化等、基本方針を踏まえた管理体制の整備。 ・ グループ各社の流動性リスク管理に係る規程・基本方針の体系・内容の整備。

種　類	現在の管理体制	当期における改善等の状況
事務リスク	[規定・基本方針] グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「事務リスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。 [体制・リスク管理部署] ・取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。 ・グループ全体のリスク管理を統括する機能を有した「リスク統括部」を設置。各種リスクを総合的に管理する観点では企画部と共に網羅的、体系的な管理を実施。 ・グループ各社は「事務リスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。 [リスク管理手法] 　「全ての業務に事務リスクが所在する」との認識に基き、以下の原則に則り適切な管理を実施する。 ・リスク特性に鑑み、以下の機能を所管する部署を明確にし、関係部署が連携して管理を実施 　「事務リスク統括」「事務規定の整備」「事務指導及び研修」 　「個別不祥事件・事務ミス・苦情等の処理」 ・内部管理の一環として実施する自店検査制度の整備 ・アウトソーシングにおける事務リスク管理 ・コンティンジェンシープランの策定等、緊急時対応の整備 ・重要性に応じた連結ベースでのリスク管理の実施 ・リスクの特性に応じ資本と関係付けたリスク管理を行うための計量化と定量的管理	16年度の事務リスク管理の基本方針を策定（リスク管理委員会での審議を経て取締役会にて決議(16/3)）。 グループ各社に対し自社保有のリスクに応じた的確なリスク管理体制の整備を指導。 ・　リスク管理のプロセスの一層の明確化等、基本方針を踏まえた管理体制の整備。 ・　グループ各社の事務リスク管理に係る規程・基本方針の体系・内容の整備。
システムリスク	[規定・基本方針] グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「システムリスク管理の基本方針」を定期的かつ必要に応じ見直し、それに則った管理・運営を実施。 [体制・リスク管理部署] ・取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。 ・グループ全体のシステムリスク管理を統括する機能を有した「ＩＴ企画部」を設置し、リスク統括部と共に網羅的、体系的な管理を実施。 ・グループ各社は「システムリスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。	16年度のシステムリスク管理の基本方針をリスク管理委員会での審議を経て取締役会にて決議（16/3）。 15年度のシステムリスク管理状況を同会議に報告。 グループ各社宛に基本方針を踏まえた管理体制整備を継続指導。

種　類	現在の管理体制	当期における改善等の状況
	[リスク管理手法] 以下の原則に則り適切な管理を実施する。 ・経営戦略の一環としてシステムを捉えるシステム戦略方針を策定 ・システム戦略方針に基づき、情報システムの効果と、そのシステムリスク・コストを総合的に勘案した企画立案 ・セキュリティ対策に関する統一方針として、情報システムのセキュリティポリシーを策定 ・情報システムの特性に応じたセキュリティ対策の策定とその維持・管理 ・システムリスクの発現による損失の影響を最小限に抑え、迅速かつ効率的に必要な業務の再開を行うため、コンティンジェンシープランを策定	システム戦略方針（グループシステム戦略会議にて決議（15/3、15/9））に則った運営を実施。 16年度のシステム戦略方針をグループシステム戦略会議にて決議（16/3）。
コンプライアンス（法務リスクを含む）	[規定・基本方針] グループ全体のコンプライアンス体制の強化・整備を行うに際しての基本的事項を定めた「コンプライアンス・マニュアル」に基づき、「コンプライアンス・プログラム」を定例的に策定し、それに則った管理・運営を実施。 [体制・リスク管理部署] ・取締役会・グループ経営会議の下、「コンプライアンス委員会」を設置し、重要事項の審議を実施。 ・グループ全体のコンプライアンスを統括する機能を有した「総務部」を設置し、網羅的、体系的な管理を実施。 ・グループ各社は、「コンプライアンスに関するグループ共通理念（ビジネス・エシックス）」や持株会社の「コンプライアンス・マニュアル」にて定められた「普遍的な原則や指針」に基づいて、自らの業務形態・リスクの状況等に応じた、自社のコンプライアンス体制を整備。 [リスク管理手法] 以下の原則に則り適切な管理を実施する。 ・「コンプライアンスに関するグループ共通理念（ビジネス・エシックス）」に基づく管理の実施 ・グループ会社の確立すべき体制や持株会社に協議・報告すべき事項を定めた、コンプライアンス・マニュアル グループ会社規則に基づく管理の実施 ・グループ各社が毎年度策定するコンプライアンス・プログラムの策定・進捗状況に関する管理の実施 ・グループ各社からの協議・報告を通じた管理の実施 ・グループ会社定例打合会や個別面談を通じた管理の実施	平成16年度コンプライアンス・プログラムを、コンプライアンス委員会の審議を経て、取締役会にて策定（16/3）。 取締役会にて策定した平成15年度コンプライアンス・プログラムに則り、以下の施策を実施。 ・コンプライアンス委員会を開催し、15年度コンプライアンス・プログラムの進捗状況をフォローアップ。 ・コンプライアンス体制を強化すべく、以下を実施。 －グループ会社定例打合会を開催。 －主要グループ会社との個別面談を実施。 －アンケートや報告等を通じて、グループ会社の体制整備状況のモニタリングを実施。 －金融持株会社に係る検査マニュアルについてセルフチェックを実施。 ・業務監査部門による監査を実施。

(図表13)金融再生法開示債権の状況

(億円)

	15/3月末 実績(単体)	15/3月末 実績(連結)	16/3月末 実績(単体)	16/3月末 実績(連結)
破産更生債権及び これらに準ずる債権	5,249	6,560	3,616	4,859
危険債権	21,295	23,402	12,027	14,091
要管理債権	26,069	28,576	12,469	14,412
小計	52,613	58,538	28,112	33,362
正常債権	573,134	593,305	528,744	561,275
合計	625,747	651,843	556,856	594,637

(注)単体は三井住友銀行の計数を表示しております。

引当金の状況

(億円)

	15/3月末 実績(単体)	15/3月末 実績(連結)	16/3月末 実績(単体)	16/3月末 実績(連結)
一般貸倒引当金	11,132	11,739	7,690	8,377
個別貸倒引当金	9,500	10,580	4,740	5,770
特定海外債権引当勘定	116	116	78	78
貸倒引当金 計	20,748	22,435	12,508	14,225
債権売却損失引当金	172	207	—	—
特定債務者支援引当金	—	—	—	—
小 計	20,920	22,642	12,508	14,225
特別留保金	—	—	—	—
債権償却準備金	—	—	—	—
小 計	—	—	—	—
合 計	20,920	22,642	12,508	14,225

(注)単体は三井住友銀行の計数を表示しております。

(図表14)リスク管理債権情報

（億円、％）

	15/3月末 実績（単体）	15/3月末 実績（連結）	16/3月末 実績（単体）	16/3月末 実績（連結）
破綻先債権額(A)	1,724	2,014	672	964
延滞債権額(B)	23,902	27,102	14,608	17,679
3か月以上延滞債権額(C)	1,147	1,303	476	515
貸出条件緩和債権額(D)	24,922	27,288	11,993	13,822
①金利減免債権	5,235	5,595	1,189	1,266
②金利支払猶予債権	80	332	44	47
③経営支援先に対する債権	－	－	1,907	1,907
④元本返済猶予債権	19,506	21,219	8,851	10,568
⑤その他	101	142	2	34
合計(E)=(A)+(B)+(C)+(D)	51,695	57,707	27,749	32,980
部分直接償却	9,255	12,734	8,658	11,783
比率　(E)/総貸出	9.0%	9.4%	5.5%	6.0%

（注1）全銀協の「有価証券報告書における「リスク管理債権情報」の開示について」（平成10年3月24日付、平10調々第43号）の定義に従うものとし、貸出条件緩和債権について複数の項目に該当するものについては最も適当と判断した項目に計上しております。

（注2）単体は三井住友銀行の計数を表示しております。

(図表15)不良債権処理状況

[三井住友銀行(単体)] 　(億円)

	15/3月期 実績	16/3月期 実績	17/3月期 見込み
不良債権処理損失額(A)	8,364	11,413	
個別貸倒引当金繰入額	3,754	2,764	
貸出金償却等(C)	4,497	8,692	
貸出金償却	2,597	5,011	
CCPC向け債権売却損	164	8	
協定銀行等への資産売却損(注)	220	93	
その他債権売却損	1,269	2,928	
債権放棄損	247	652	
債権売却損失引当金繰入額	152	△ 5	
特定債務者支援引当金繰入額	─	─	
特定海外債権引当勘定繰入	△ 39	△ 38	
一般貸倒引当金繰入額(B)	2,381	△ 3,379	
合計(A)＋(B)	10,745	8,034	4,500

〈参考〉

	15/3月期 実績	16/3月期 実績	17/3月期 見込み
貸倒引当金目的取崩による直接償却等(D)	11,317	12,437	─
グロス直接償却等(C)＋(D)	15,814	21,129	─

(注)金融機能の再生のための緊急措置に関する法律第53条で定められた協定銀行等への債権売却損。

[三井住友フィナンシャルグループ(連結)] 　(億円)

	15/3月期 実績	16/3月期 実績	17/3月期 見込み
不良債権処理損失額(A)	9,503	12,878	
個別貸倒引当金繰入額	4,080	3,207	
貸出金償却等(C)	5,295	9,714	
貸出金償却	3,399	5,952	
CCPC向け債権売却損	171	13	
協定銀行等への資産売却損(注)	220	94	
その他債権売却損	1,258	3,003	
債権放棄損	247	652	
債権売却損失引当金繰入額	167	△ 5	
特定債務者支援引当金繰入額	─	─	
特定海外債権引当勘定繰入	△ 39	△ 38	
一般貸倒引当金繰入額(B)	2,506	△ 3,312	
合計(A)＋(B)	12,009	9,566	

〈参考〉

	15/3月期 実績	16/3月期 実績	17/3月期 見込み
貸倒引当金目的取崩による直接償却等(D)	12,809	13,672	─
グロス直接償却等(C)＋(D)	18,104	23,386	─

(注)金融機能の再生のための緊急措置に関する法律第53条で定められた協定銀行等への債権売却損。

（図表17）倒産先一覧（15年度）［三井住友銀行(単体)］

（件、億円）

行内格付	倒産1期前の行内格付		倒産半期前の行内格付	
	件数	金額	件数	金額
1	0	0	0	0
2	0	0	0	0
3	0	0	0	0
4A	1	40	0	0
4B	0	0	0	0
4C	5	55	5	36
5A	19	83	11	85
5B	28	103	20	77
5C	40	69	28	51
6	33	36	21	25
7	139	1,257	150	444
8	60	312	65	242
9	28	171	66	1,180
格付なし	79	100	66	86

（注1）「格付なし」には、個人、財務データ未登録の法人等を含む。

（注2） 小口（与信額 50百万円未満）は除く。

（注3） 金額は与信ベースにて記載。

（参考） 金融再生法開示債権の状況

	16年3月末実績（億円）
破産更生債権及び これらに準ずる債権	3,616
危険債権	12,027
要管理債権	12,469
正常債権	528,744
総与信残高	556,856

(図表18)評価損益総括表(平成16年3月末)[三井住友銀行(単体)]

有価証券　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　(億円)

		残高	評価損益	評価益	評価損
満期保有目的	有価証券(注1、2)	5,189	△ 76	27	103
	債券	5,085	△ 85	18	103
	株式	—	—	—	—
	その他	104	＋ 9	9	—
	金銭の信託(注1)	—	—	—	—
子会社等	有価証券(注1、2)	12,311	＋ 417	417	—
	債券	—	—	—	—
	株式	3,598	＋ 417	417	—
	その他	8,713	—	—	—
	金銭の信託(注1)	—	—	—	—
その他	有価証券(注1、2)	248,885	＋ 5,561	7,570	2,009
	債券	161,781	△ 1,019	162	1,181
	株式	33,007	＋ 6,511	7,115	604
	その他	54,097	＋ 69	293	224
	金銭の信託(注1)	37	＋ 1	2	1

その他　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　(億円)

	貸借対照表価額	時価	評価損益	評価益	評価損
事業用不動産(注3)	3,293	3,147	△ 146	108	254
その他不動産	—	—	—	—	—
その他資産	—	—	—	—	—

(注1)「有価証券」及び「金銭の信託」の「評価損益」は、上場有価証券と店頭売買有価証券等、時価が
　　　合理的に算定可能なものについて、期末日の時価に基づき算出しております。
　　　但し、保有目的区分が「その他」の株式の「評価損益」については、決算期末前1か月の市場価格の
　　　平均による時価に基づき算出しております。
(注2)「有価証券」には、貸借対照表に計上されているもののほか、「現金預け金」の中の譲渡性預け金を
　　　含んでおります。
(注3)「土地の再評価に関する法律」及び「土地の再評価に関する法律の一部を改正する法律」に基づき
　　　事業用不動産の再評価を平成10年3月及び平成14年3月に実施しております。
　　　なお、「貸借対照表価額」及び「時価」は、再評価を行った土地について再評価後の帳簿価額及び平
　　　成16年3月末における時価をそれぞれ記載しております。

(図表18)評価損益総括表(平成16年3月末)[三井住友フィナンシャルグループ(連結)]

有価証券 (億円)

		残高	評価損益	評価益	評価損
満期保有目的	有価証券(注1、2)	5,398	△ 74	29	103
	債券	5,094	△ 85	18	103
	株式	―	―	―	―
	その他	304	+ 11	11	―
	金銭の信託(注1)	―	―	―	―
子会社等	有価証券(注1、2)	2,082	―	―	―
	債券	―	―	―	―
	株式	2,011	―	―	―
	その他	71	―	―	―
	金銭の信託(注1)	―	―	―	―
その他	有価証券(注1、2)	263,586	+ 5,756	7,875	2,119
	債券	170,977	△ 1,033	186	1,219
	株式	34,368	+ 6,698	7,369	671
	その他	58,241	+ 91	320	229
	金銭の信託(注1)	37	△1	2	1

その他 (億円)

	貸借対照表価額	時価	評価損益	評価益	評価損
事業用不動産(注3)	3,363	3,198	△ 165	108	273
その他不動産	―	―	―	―	―
その他資産	―	―	―	―	―

(注1)「有価証券」及び「金銭の信託」の「評価損益」は、上場有価証券と店頭売買有価証券等、時価が
  合理的に算定可能なものについて、期末日の時価に基づき算出しております。
  但し、保有目的区分が「その他」の株式の「評価損益」については、決算期末前1か月の市場価格の
  平均による時価に基づき算出しております。
(注2)「有価証券」には、貸借対照表に計上されているもののほか、「現金預け金」の中の譲渡性預け金、
  並びに「買入金銭債権」の中の貸付債権信託受益権等を含んでおります。
(注3)「土地の再評価に関する法律」及び「土地の再評価に関する法律の一部を改正する法律」に基づき
  事業用不動産の再評価を平成10年3月、平成11年3月及び平成14年3月に実施しております。
  なお、「貸借対照表価額」及び「時価」は、再評価を行った土地について再評価後の帳簿価額及び平
  成16年3月末における時価をそれぞれ記載しております。

(図表19)オフバランス取引総括表［三井住友フィナンシャルグループ(連結)］

(億円)

	契約金額・想定元本		信用リスク相当額(与信相当額)	
	15/3月末	16/3月末	15/3月末	16/3月末
金融先物取引	2,035,631	2,010,545	―	―
金利スワップ	2,257,829	2,605,922	40,047	35,343
通貨スワップ	129,149	154,000	8,719	11,787
先物外国為替取引	383,769	324,368	9,506	8,893
金利オプションの買い	43,009	73,732	636	935
通貨オプションの買い	32,145	28,239	1,058	1,720
その他の金融派生商品	244,826	295,108	495	576
一括ネッティング契約による与信相当額削除効果	―	―	△ 28,825	△ 29,424
合　計	5,126,358	5,491,914	31,636	29,831

(注)BIS自己資本比率基準ベースに取引所取引、オプションの売り及び原契約2週間以内の取引を加えたものです。

(図表20)信用力別構成(16/3月末時点)[三井住友銀行(単体)]

(億円)

	格付BBB/Baa以上に相当する信用力を有する取引先	格付BB/Ba以下に相当する信用力を有する取引先	その他(注2)	合　計
信用リスク相当額(与信相当額)	2,352	2	94	2,448
信用コスト	2	0	2	4
信用リスク量	11	0	4	15

(注1)市場営業部門の東京、ニューヨーク、ホンコン、シンガポールにおける金融機関に対する
　　　金利、為替系デリバィティブ取引を対象として試算しております。
(注2)外部格付を取得していない先。

計画計数と実績値との乖離に関する説明

（図表1-1）※1　剰余金（計画比＋2,045億円）：※7の通り、当期利益が計画比＋2,011億円となったことに因るものであります。

（図表1-1）※2　その他有価証券評価差額金（計画比＋3,685億円）：計画策定の前提に比べ株価が大幅に上昇したことに因るものであります。

（図表1-1）※3　特定取引利益（計画比＋1,107億円）、その他業務利益（計画比▲705億円）：特定取引利益が計画を上回る一方、その他業務利益が計画を下回りましたのは、外貨建特定取引（通貨スワップ等）とリスクヘッジのために行う外国為替取引の損益が、財務会計上は「特定取引利益」と「その他業務利益（外国為替売買損益）」に区分して経理されるために入り繰りが発生したことが主因であります。

（図表1-1）※4　不良債権処理損失額（特別利益計上分（658億円）も含めた計画比＋1,534億円）：不良債権問題の抜本的解決に向けて最終処理（オフバランス化）を加速したほか、破綻懸念先及び要管理先に対する引当を強化したこと等に因るものであります。なお、当期は個別、一般及び特定海外債権引当を合計した貸倒引当金全体でネット戻入となりましたので、当該戻入益等658億円を特別利益に計上しております。従いまして、当期の与信関係費用は不良債権処理損失額と合計しますと8,034億円となります。

（図表1-1）※5　株式等関係損益（計画比＋2,139億円）：堅調な株式相場環境の下、株式売却による簿価圧縮を実施し、売却損益ネットで1,146億円の売却益を計上したほか、株式等償却が107億円に止まったためであります。

（図表1-1）※6　特別損益（計画比＋1,837億円）：※4の通り、貸倒引当金等の戻入益を計上したことに加え、東京都銀行税還付税金及び還付加算金404億円、厚生年金基金の代行部分返上益591億円を計上したことに因るものであります。

（図表1-1）※7　税引後当期利益（計画比＋2,011億円）：※4の通り、不良債権の最終処理の加速等により与信関係費用が増加したものの、※5の通り、株式等関係損益が高水準となったこと、※6の通り、厚生年金基金の代行部分を返上したこと等に伴う特別利益を計上したことに因るものであります。

（図表2：連結）※1　利益剰余金（計画比＋1,793億円）：三井住友銀行の当期利益が計画比＋2,011億円上回ったことに因るものであります。

（図表2：連結）※2　その他有価証券の評価差損（計画比：＋584億円）、有価証券含み益（計画比＋2,494億円）：計画策定の前提に比べ株価が大幅に上昇したことに因るものであります。

（図表2：連結）※3　為替換算調整勘定（計画比：▲183億円）：計画策定の前提に比べ16年3月末の為替相場が円高になったためであります。

（図表2：単体）※1　その他有価証券の評価差損（計画比：＋521億円）、有価証券含み益（計画比＋2,398億円）：計画策定の前提に比べ株価が大幅に上昇したことに因るものであります。

（図表6）※1　海外支店（計画比＋1ヶ店）：閉鎖予定であるロンドン支店について、取引の移管手続きに時間を要しているためであります。

（図表6）※2　除く機械化関連費用（計画比＋4,335百万円）：融資・市場関連事務のアウトソース等により、委託費が増加したためであります。

(English Translation)



Progress Report on the Plan
for Strengthening the Financial Base

(Selected tables from the original Japanese report)

July 2004

Sumitomo Mitsui Financial Group, Inc.

(Table 1-1) Trend and Plan of Income [Sumitomo Mitsui Financial Group]

Holding company established in December '02

	FY01 Actual	FY02 Actual	FY03 Plan	FY03 Actual	
(Scale)<Average balance for Assets and Liabilities, term-end balance for Stockholders' equity>				(Billions of yen)	
Total assets		2,786.2	3,387.7	3,360.6	
Loans and bills discounted		19.0	40.0	40.0	
Securities		2,717.2	3,251.0	3,250.0	
Total liabilities		131.9	250.6	231.9	
Total stockholders' equity		3,156.1	3,172.8	3,172.7	
Capital stock		1,247.7	1,247.7	1,247.7	
Capital reserve		1,747.3	1,247.8	1,247.8	
Other capital surplus		-	499.5	499.5	
Earned surplus reserve		0.5	-	-	
Retained earnings*		161.0	178.2	178.7	
Treasury stock		(0.4)	(0.4)	(1.0)	
(Income)				(Billions of yen)	
Ordinary profit		119.6	50.0	51.2	
Dividends on investments in subsidiaries and affiliates		128.3	46.4	47.3	
Expenses		1.0	3.5	3.0	
Personnel expenses		0.4	1.8	1.7	
Non-personnel expenses		0.6	1.7	1.3	
Extraordinary gains		-	-	-	
Extraordinary losses		-	-	-	
Income (loss) before income taxes		119.6	50.0	51.2	
Income taxes, current		0.2	0.0	0.0	
Income taxes, deferred		(5.3)		0.7	
Net income (loss)		124.7	50.0	50.5	
(Dividend)				(Billions of yen, yen, %)	
Distributable profit		160.6	677.3	677.3	
Dividend (including interim dividend)		33.3	46.4	46.4	
Dividend of common stock		17.4	17.4	17.4	
Dividend of preferred stock <public funds>		14.5	14.5	14.5	
Dividend of preferred stock <others>		1.4	14.5	14.5	
Dividend per share (common stock) (yen)		3,000	3,000	3,000	
Dividend per share (Type 1 preferred stock) (yen)		10,500	10,500	10,500	
Dividend per share (Type 2 preferred stock) (yen)		28,500	28,500	28,500	
Dividend per share (Type 3 preferred stock) (yen)		13,700	13,700	13,700	
Dividend per share (Type 4 preferred stock 1st to 12th Series) (yen)		19,500	135,000	135,000	
Dividend per share (Type 4 preferred stock 13th Series) (yen)		3,750	67,500	67,500	
Dividend rate (preferred stock <public funds>)		1.11	1.11	1.11	
Dividend rate (preferred stock <others>)		0.28	2.93	2.93	
Payout ratio		15.99	82.85	80.97	
(Financial indicators)					(%)
ROE (Net income / Stockholders' equity <average balance>)		4.69	1.58	1.59	
ROA (Net income / Total assets <average balance>)		4.47	1.47	1.50	

*Retained earnings excluding Earned surplus reserve.

	FY01 Actual*1	FY02 Actual*2	FY03 Plan	FY03 Actual	
(Scale)<Average balance for Assets and Liabilities, term-end balance for Stockholders' equity>				(Billions of yen)	
Total assets	105,465.0	98,922.7	93,000.0	94,506.6	
Loans and bills discounted	60,635.6	59,391.4	56,700.0	54,244.9	
Securities	23,426.3	23,130.4	20,800.0	23,815.1	
Trading assets	1,257.0	1,185.6	1,200.0	2,993.7	
Deferred tax assets <term-end balance>	1,741.1	1,814.6	1,814.6	1,590.5	
Total liabilities	101,512.1	95,396.2	90,700.0	92,362.4	
Deposits, NCD	67,897.2	64,576.5	63,900.0	62,553.4	
Bonds	-	-	-	-	
Trading liabilities	224.4	242.4	200.0	1,842.5	
Deferred tax liabilities <term-end balance>	-	-	-	-	
Deferred tax liabilities for Land revaluation <term-end balance>	63.1	57.9	55.6	55.5	
Total stockholders' equity	3,196.5	2,279.2	2,298.6	2,870.9	
Capital stock	1,326.7	560.0	560.0	560.0	
Capital reserve	1,326.8	879.7	879.7	879.7	
Other capital surplus	357.6	357.6	357.6	357.6	
Earned surplus reserve	-	-	-	-	
Retained earnings*3	383.3	414.5	471.6	676.1	#1
Land revaluation excess	100.4	85.3	81.8	81.1	
Net unrealized gains (losses) on other securities	(298.0)	(17.9)	(52.1)	316.4	#2
Treasury stock	(0.3)	-	-	-	
(Income)				(Billions of yen)	
Gross banking profit	1,853.5	1,760.6	1,600.0	1,584.1	
Interest income	2,193.0	1,647.1	1,660.0	1,392.3	
Interest expenses	716.5	423.8	520.0	305.3	
Net fees and commissions	165.3	194.7	230.0	226.9	
Net trading income	121.3	196.0	170.0	280.7	#3
Net other operating income	90.4	146.6	60.0	(10.5)	#3
Gains (losses) on bonds	66.6	135.7	50.0	22.7	
Banking profit (excluding transfer to general reserve for possible loan losses)	1,183.4	1,113.6	1,000.0	1,000.1	
Banking profit	678.9	875.5	1,000.0	1,000.1	
Transfer to general reserve for possible loan losses	504.5	238.1	-	-	
Expenses	670.1	647.0	600.0	584.0	
Personnel expenses	271.8	253.9	237.0	221.3	
Non-personnel expenses	366.6	357.7	333.0	332.2	
Credit related costs*4	1,038.6	836.4	650.0	869.2	#4
Gains (losses) on stocks	(130.7)	(635.7)	(110.0)	103.9	#5
Losses on devaluation of stocks	130.6	527.5		10.7	
Ordinary profit (loss)	(522.1)	(597.2)	170.0	185.1	
Extraordinary gains*4	26.8	6.0	(50.0)	166.8	#6
Extraordinary losses	41.3	79.8		33.1	
Income taxes, current	32.7	40.3	20.0	12.7	
Income taxes, deferred	(246.5)	(233.0)		5.0	
Net income	(322.8)	(478.3)	100.0	301.1	#7
(Dividend)				(Billions of yen, yen, %)	
Distributable profit	442.6	629.5	652.3	793.0	
Dividend (including interim dividend)	37.3				
Dividend of common stock	22.8				
Dividend of preferred stock <public funds>	14.5				
Dividend of preferred stock <others>	-				
Dividend per share (common stock) (yen)	4.0				
Dividend rate (preferred stock <public funds>)	1.11				
Dividend rate (preferred stock <others>)	-				
Payout ratio	-				

	Actual	Actual	Plan	Actual	
(Financial indicator)					(%)
Yield on interest earning assets (A)	2.39	1.86	1.99	1.71	
Interest earned on loans (B)	2.07	1.84	1.98	1.79	
Interest earned on securities	2.15	1.11	1.18	1.04	
Total cost of funding (including expenses) (C)	1.59	1.22	1.18	1.07	
Interest paid on deposits (including NCD) (D)	0.49	0.23	0.23	0.14	
Expense ratio (E)	0.98	0.99	0.93	0.93	
Personnel expense ratio	0.39	0.39	0.36	0.35	
Non-personnel expense ratio	0.53	0.55	0.52	0.52	
Overall interest spread (A) - (C)	0.80	0.64	0.81	0.64	
Interest spread (B) - (D) - (E)	0.59	0.61	0.82	0.72	
Non-interest income ratio	8.91	11.05	14.37	14.32	
OHR (Expenses / Gross banking profit)	36.15	36.74	37.50	36.86	
ROE (Banking profit*7 / Stockholders' equity \<average balance\>)	33.95	40.52	43.68	38.83	
ROA*5	1.12	1.12	1.12	1.12	
Modified core banking profit ROA*6	0.91	1.03		1.08	

*1 The figures are those of the former Sumitomo Mitsui Banking Corporation.

*2 The figures for Income and Average balance include those for the former Sumitomo Mitsui Banking Corporation before merger.
(From and including April 1, '02 to and including March 16, '03).

*3 The figures are combined figures for Voluntary reserves and Unappropriated retained earnings.

*4 For FY03, Extraordinary gains include JPY 65.8 billion of Reversal of loan loss reserves and Reversal of reserve
for losses on loans sold.
Accordingly, Total credit cost for FY03 (Credit related costs + Reversal of loan loss reserves + Reversal of reserve
for losses on sold) was JPY 803.4 billion.

*5 FY01 and FY02: Banking profit (excluding transfer to general reserve for possible loan losses) / Total assets \<average balance\>
FY03: Banking profit (excluding transfer to general reserve for possible loan losses) /
(Total assets - Customers' liabilities for acceptances and guarantees) \<average balance\>

*6 [Banking profit (excluding transfer to general reserve for possible loan losses) - Gains (losses) on bonds - Dividend income from
subsidiaries, etc.] / (Total assets - Customers' liabilities for acceptances and guarantees) \<average balance\>

*7 Excluding transfer to general reserve for possible loan losses.

(Reference) Trend and Plan of Income [Sumitomo Mitsui Banking Corporation + Sumitomo Mitsui Card Company, Ltd. + SMBC Leasing Company, Ltd. + The Japan Research Institute, Ltd.]

	FY02 Actual	FY03 Plan	FY03 Actual	
(Scale)<Average balance for Assets and Liabilities, term-end balance for Stockholders' equity> (Billions of yen)				
Total assets	101,326.1	95,410.0	96,902.8	
Total liabilities	97,528.0	92,850.0	94,488.6	
Total stockholders' equity	2,541.7	2,563.8	3,148.5	
Capital stock	662.6	662.6	662.6	
Capital reserve	961.2	961.2	961.2	
Other capital surplus	413.8	398.9	399.0	
Earned surplus reserve	1.0	1.0	1.0	
Retained earnings*1	436.6	512.9	718.2	
Land revaluation excess	85.3	81.8	81.1	
Net unrealized gains (losses) on other securities	(18.8)	(54.6)	325.3	
Treasury stock	0.0	0.0	0.0	
(Income) (Billions of yen)				
Total net business profits*2	1,157.8	1,048.0	1,049.6	
Ordinary profit (loss)	(563.7)	209.0	225.9	
Extraordinary gains (losses)	(66.3)	(50.0)	134.4	
Income taxes, current	(176.7)	37.0	36.2	
Income taxes, deferred				
Net income (loss)	(453.3)	122.0	324.2	
(Dividend) (Billions of yen, %)				
Distributable profit <including the holding company>	866.8	1,409.9	1,553.8	
Payout ratio (for Common stock of the holding company)	-	18.70	5.89	
(Financial indicator) (%)				
ROE (Total net business profits / Stockholders' equity <average balance>)	45.55	41.05	36.89	
ROA (Total net business profits / Total assets <average balance>)	1.14	1.09	1.08	

*1 Retained earnings excluding Earned surplus reserve.

*2 The figures are combined figures for Banking profit of Sumitomo Mitsui Banking Corporation and Operating profit of other three companies

(Reference) Retained Earnings [Sumitomo Mitsui Financial Group, Inc. + Sumitomo Mitsui Banking Corporation + Sumitomo Mitsui Card Company, Ltd. + SMBC Leasing Company, Ltd. + The Japan Research Institute, Ltd.]

(Billions of yen)

	FY02 Actual	FY03 Plan	FY03 Actual	
Retained earnings*	1,013.0	1,590.6	1,796.4	
Other capital surplus	413.9	898.5	898.5	

* The sum of Retained earnings of Sumitomo Mitsui Financial Group, Inc., Sumitomo Mitsui Banking Corporation, Sumitomo Mitsui Card Company, Ltd., SMBC Leasing Company, Ltd., and The Japan Research Institute, Ltd.

(Table 1-2) Trend of Income [Sumitomo Mitsui Financial Group (Consolidated)]

	FY02 Actual	FY03 Actual	FY04 Forecast
(Scale)<term-end balance>			(Billions of yen)
Total assets	104,607.4	102,215.2	
Loans and bills discounted	61,082.9	55,382.8	
Securities	24,118.5	27,049.9	
Trading assets	4,495.4	3,306.8	
Deferred tax assets	1,956.1	1,706.6	
Total liabilities	101,186.7	98,150.5	
Deposits, NCD	67,784.0	68,852.9	
Bonds	-	-	
Trading liabilities	2,851.4	1,873.2	
Deferred tax liabilities	43.9	40.2	
Deferred tax liabilities for land revaluation	58.8	56.4	
Minority interests	996.7	993.7	
Total stockholders' equity	2,424.1	3,070.9	
Capital stock	1,247.7	1,247.7	
Capital surplus	856.2	865.3	
Retained earnings	311.7	611.2	
Land revaluation excess	101.4	96.5	
Net unrealized gains (losses) on other securities	(24.2)	325.0	
Foreign currency translation adjustments	(53.5)	(71.8)	
Treasury stock	(15.2)	(3.0)	

(Income)			(Billions of yen)
Ordinary income	3,506.4	3,552.5	3,400.0
Interest income	1,816.9	1,591.3	
Fees and commissions	424.2	501.4	
Trading profits	206.5	305.0	
Other operating income	947.0	946.5	
Other income	111.8	208.3	
Ordinary expenses	4,022.1	3,209.7	
Interest expenses	417.4	310.3	
Fees and commissions	71.3	76.9	
Trading losses	0.7	0.9	
Other operating expenses	721.1	886.6	
General and administrative expenses	889.2	866.5	
Other expenses	1,922.3	1,068.4	
Write-off of loans	364.6	660.4	
Transfer to reserve for possible loan losses	654.7	-	
Transfer to general reserve for possible loan losses	250.6	-	
Transfer to specific reserve for possible loan losses	408.0	-	
Ordinary profit (loss)	(515.7)	342.8	650.0
Extraordinary gains*	11.9	117.0	
Extraordinary losses	87.1	55.0	
Income (loss) before income taxes	(590.9)	404.9	
Income taxes, current	66.1	24.3	
Income taxes, deferred	(225.2)	8.6	
Minority interests in net income	33.6	41.6	
Net income (loss)	(465.4)	330.4	330.0

* For FY03, Extraordinary gains include JPY 14.8 billion of Reversal of loan loss reserves and Reversal of reserve for losses on loans sold.

(Table 2) Capital Ratio (BIS Guidelines)

<Sumitomo Mitsui Financial Group (Consolidated)> (Billions of yen)

	FY01 Actual*4	FY02 Actual	FY03 Plan	FY03 Actual	
Capital stock	1,326.7	1,247.7	1,247.7	1,247.7	
Noncumulative perpetual preferred stock	650.5	-	-	-	
Capital reserve	1,326.8	-	-	-	
Capital surplus	-	856.2	858.4	865.3	
Retained earnings*2	438.0	-	-	-	
Retained earnings*2	-	278.4	385.5	564.8	#1
Minority interests in consolidated subsidiaries	984.1	996.9	1,015.2	990.4	
Preferred securities	863.6	840.1	839.8	814.0	
Net unrealized losses on other securities	(304.8)	(24.2)	(58.4)	-	#2
Treasury stock	(17.5)	(15.2)	(5.0)	(3.0)	
Foreign currency translation adjustments	(15.2)	(53.5)	(53.5)	(71.8)	#3
Goodwill	(0.2)	(0.3)	(0.3)	(0.1)	
Consolidated adjustment account	(18.5)	(30.0)	(27.3)	(21.7)	
Others	-	-	-	-	
Total Tier I	3,719.4	3,255.9	3,362.3	3,571.6	
<Tax effect>	<1,843.3>	<1,912.2>	<1,900.0>	<1,666.4>	
Unrealized gains on securities	-	-	-	249.4	#2
Land revaluation excess	82.9	71.7	69.1	68.5	
General reserve for possible loan losses	844.4	739.6	743.8	740.1	
Perpetual subordinated liabilities	796.9	569.1	646.4	755.6	
Others	-	-	-	-	
Total upper Tier II	1,724.2	1,380.4	1,459.3	1,813.6	
Subordinated liabilities, preferred stock	1,780.6	1,581.3	1,513.7	1,603.0	
Others	-	-	-	-	
Total lower Tier II	1,780.6	1,581.3	1,513.7	1,603.0	
Total Tier II	3,504.8	2,961.6	2,972.9	3,416.5	
<Tier II capital included as qualifying capital>	<3,504.8>	<2,961.6>	<2,972.9>	<3,416.5>	
Tier III	-	-	-	-	
Deductions	(163.3)	(238.6)	(248.7)	(250.8)	
Total capital	7,060.8	5,978.9	6,086.5	6,737.4	

(Billions of yen)

Risk-adjusted assets	67,548.0	59,166.9	59,500.0	59,204.1	
On-balance-sheet items	62,532.2	55,417.7	55,700.0	54,649.9	
Off-balance-sheet items	4,803.2	3,525.4	3,550.0	4,283.3	
Others*3	212.7	223.8	250.0	270.8	

(%)

Capital ratio	10.45	10.10	10.22	11.37	
Tier I ratio	5.50	5.50	5.65	6.03	

*1 Assumptions on yen / dollar exchange rate for the fiscal year ending Mar. 31, '04: $1=120.00 yen.

*2 Expected outflows are excluded from the stated figures.

*3 Market risk equivalent amounts divided by 8%.

*4 The figures are those for the former Sumitomo Mitsui Banking Corporation (Consolidated).

(Table 2) Capital Ratio (BIS Guidelines)

<Sumitomo Mitsui Banking Corporation (Non-consolidated)>   (Billions of yen)

	FY01 Actual*6	FY02 Actual	FY03 Plan	FY03 Actual	
Capital stock	1,326.7	560.0	560.0	560.0	
Noncumulative perpetual preferred stock	650.5	-	-	-	
Capital reserve	1,326.8	879.7	879.7	879.7	
Other capital surplus	357.6	357.6	357.6	357.6	
Earned surplus reserve*2	-	-	-	-	
Voluntary reserves*2	221.5	221.5	221.5	221.5	
Profit brought forward to next year*3	123.0	191.5	248.6	253.1	
Others*4	869.8	738.9	746.6	764.5	
Preferred securities	863.6	732.8	740.5	759.1	
Net unrealized losses on other securities	(298.0)	(17.9)	(52.1)	-	#1
Treasury stock	(0.3)	-	-	-	
Goodwill	-	-	-	-	
Total Tier I	3,927.2	2,931.4	2,961.9	3,036.4	
<Tax effect>	<1,741.1>	<1,814.6>	<1,814.6>	<1,590.5>	
Unrealized gains on securities	-	-	-	239.8	#1
Land revaluation excess	73.6	64.4	61.8	61.5	
General reserve for possible loan losses	791.2	672.6	672.5	661.7	
Perpetual subordinated liabilities	796.9	569.1	646.4	755.6	
Others	-	-	-	-	
Total upper Tier II	1,661.7	1,306.1	1,380.7	1,718.7	
Subordinated liabilities, preferred stock	1,747.5	1,557.6	1,499.3	1,565.6	
Others	-	-	-	-	
Total lower Tier II	1,747.5	1,557.6	1,499.3	1,565.6	
Total Tier II	3,409.2	2,863.7	2,880.0	3,284.2	
<Tier II capital included as qualifying capital>	<3,409.2>	<2,771.8>	<2,861.6>	<3,036.4>	
Tier III	-	-	-	-	
Deductions	(55.3)	(55.4)	(55.4)	(55.7)	
Total capital	7,281.0	5,647.8	5,768.1	6,017.2	

(Billions of yen)

	FY01	FY02	FY03	FY03	
Risk-adjusted assets	63,296.6	53,807.1	53,800.0	52,939.7	
On-balance-sheet items	57,965.0	50,297.7	50,300.0	48,816.7	
Off-balance-sheet items	5,192.3	3,322.5	3,300.0	3,925.4	
Others*5	139.3	187.0	200.0	197.6	

(%)

	FY01	FY02	FY03	FY03	
Capital ratio	11.50	10.49	10.72	11.36	
Tier I ratio	6.20	5.44	5.50	5.73	

*1 Assumptions on yen / dollar exchange rate for the fiscal year ending Mar. 31, '04: $1=120.00 yen.

*2 The figures are those excluding profits to be appropriated.

*3 The figures are Unappropriated retained earnings minus Expected outflows.

*4 Amounts of Minority interests in consolidated subsidiaries and Foreign currency translation adjustments.

*5 Market risk equivalent amounts divided by 8%.

*6 The figures are those for the former Sumitomo Mitsui Banking Corporation (Non-Consolidated).

(Table 5) Earnings by Business Unit

(Billions of yen)

	FY02 Actual	FY03 Actual	FY04 Forecast
Net interest income	278.3	277.8	278.0
Fees and commissions + Foreign exchange	34.4	55.9	75.0
Consumer Banking Unit	312.7	333.7	353.0
Net interest income	337.2	322.4	345.0
Fees and commissions + Foreign exchange	231.8	281.8	291.0
Middle Market Banking Unit	569.0	604.2	636.0
Net interest income	101.7	104.3	92.0
Fees and commissions + Foreign exchange	61.1	70.9	95.0
Corporate Banking Unit	162.8	175.2	187.0
Marketing business	87.6	88.8	80.0
Treasury business	1.3	1.7	2.0
International Banking Unit	86.4	92.7	81.0
Net interest income	9.4	10.2	11.0
Fees and commissions + Foreign exchange	0.2	0.6	1.0
Community Banking Unit	9.6	10.8	12.0
Treasury Unit	581.5	375.8	280.0
Headquarters	38.6	(8.3)	16.0
Gross banking profit	1,760.6	1,584.1	1,565.0
Expenses	(647.0)	(584.0)	(585.0)
Banking profit (excluding transfer to general reserve for possible loan losses)	1,113.6	1,000.1	980.0

(Table 6) Restructuring Plan [Sumitomo Mitsui Financial Group + Sumitomo Mitsui Banking Corporation]

	Mar. 31, '02 Actual	Mar. 31, '03 Actual	Mar. 31, '04 Plan	Mar. 31, '04 Actual	
(Number of Employees and Directors)					
Directors	33	24	28	24	
Board of Directors*1	26(2)	17(2)	21(2)	17(2)	
Auditors*1	7(4)	7(3)	7(3)	7(3)	
Employees*2	25,027	24,024	22,600	22,348	

*1 Figures in the brackets indicate the number of those who are not full-time attendants.

*2 Registered employees, excluding executive officers, contract employees and temporary recruited.

(Number of Offices)					
Domestic Branches*1	564	437	435	435	
Overseas Branches*2	21	20	19	20	#1
(Reference) Overseas Subsidiaries*3	25	26	26	25	

*1 Excluding sub-branches, agencies, specialized branches for receiving money transfers, specialized branches for controlling ATMs in convenience stores and International Business Operations Department.

*2 Excluding sub-branches and representative offices.

*3 Excluding overseas subsidiaries with ownership of less than 50%.

	FY01 Actual	FY02 Actual	FY03 Plan	FY03 Actual	
(Personnel Expenses)					
Personnel Expenses (Millions of yen)	271,788	254,346	238,800	222,969	
Salary and Remuneration (Millions of yen)	221,889	205,602	184,000	172,562	
Average Monthly Salary (Thousands of yen)	496	508	502	496	

(Note) Average age of the employee is 38.8 years (as of March 31, '04)

(Remuneration and Bonus of Directors) (Millions of yen)

	FY01	FY02	FY03	FY03	
Remuneration and Bonus of Directors*1	830	763	760	512	
Remuneration	830	763	760	512	
Bonus	0	0	0	0	
Average Remuneration and Bonus of Directors	28	(*2) 27	31	25	
Average Retirement Allowances of Directors	81	63	87	(*2) 43	

*1 Sum of those included in personnel expenses and profit appropriation, including rewards as executive officers in case concurrently appointed.

*2 Excluding those of former Wakashio Bank.

(Non-personnel Expenses) (Millions of yen)

	FY01	FY02	FY03	FY03	
Non-personnel Expenses*1	366,637	355,248	329,800	328,764	
System related cost*2	96,324	90,486	82,300	76,929	
Excluding System related cost	270,313	264,762	247,500	251,835	#2

*1 Excluding the fees for management guidance from subsidiaries to parent.

*2 Including leasing expenses and other related costs.

(Personnel Expenses + Non-personnel Expenses) (Millions of yen)

	FY01	FY02	FY03	FY03	
Personnel Expenses + Non-personnel Expenses	638,425	609,594	568,600	551,733	

(Table 7) Domestic Subsidiaries and Affiliates (*1)

(Billions of yen)

Company Name	Main Business	Latest Fiscal Term	Total Asset	(*2) Total Borrowing	(*3,*4) SMFG, SMBC portion	Stockholder's Equity	(*4) SMFG, SMBC portion	Operating Profit	Net Income	(*5) Consolidated / Equity Method
[Sumitomo Mitsui Financial Group]										
Sumitomo Mitsui Card Company, Limited	Credit card business	Mar. '04	821.4	311.7	15.0	104.0	155.7	22.1	12.7	Consolidated
SMBC Leasing Company, Limited	Leasing business	Mar. '04	1,736.5	1,219.1	101.8	146.1	143.4	14.3	6.3	Consolidated
The Japan Research Institute, Limited	Economic research, system engineering and management consulting business	Mar. '04	74.6	23.1	14.9	27.5	20.0	7.2	4.1	Consolidated
SMFG Corporate Recovery Servicer Co., Ltd.	Servicer business	Mar. '04	0.7	-	-	0.7	0.4	(0.1)	(0.1)	Consolidated
Daiwa Securities SMBC Co. Ltd.	Securities business and derivatives business	Mar. '04	7,575.8	4,399.4	40.5	372.2	163.2	41.9	23.2	Equity Method
Daiwa SB Investments Ltd.	Investment advisory and investment trust business	Mar. '04	11.9	-	-	8.5	8.0	0.5	0.1	Equity Method
[Sumitomo Mitsui Banking Corporation]										
THE MINATO BANK, LTD.	Commercial banking business	Mar. '04	2,753.4	67.9	30.0	81.1	4.8	7.6	2.2	Consolidated
Kansai Urban Banking Corporation	Commercial banking business	Mar. '04	2,110.3	28.0	23.0	65.3	37.1	41.4	19.3	Consolidated
The Kangin Lease Company, Limited	Leasing business	Mar. '04	30.9	25.1	15.5	3.7	-	0.5	0.4	Consolidated
The Japan Net Bank, Limited	Commercial banking business via Internet	Mar. '04	203.8	42.3	-	6.4	11.4	(1.7)	(1.7)	Consolidated
SMBC Guarantee Co., Ltd.	Credit guarantee business	Mar. '04	7,887.5	-	-	72.7	94.7	(13.0)	(13.8)	Consolidated
The SC Card Business Company, Limited	Service for credit card members	Mar. '04	4.2	0.9	0.9	0.6	-	0.9	0.5	Consolidated
SAKURA CARD CO., Ltd.	Credit card business	Mar. '04	198.4	39.0	19.1	16.6	10.7	2.1	1.2	Consolidated
At-Loan Co., Ltd.	Loan business	Mar. '04	109.5	91.0	91.0	0.6	13.0	(2.0)	(1.9)	Consolidated
SMBC Capital Co., Ltd.	Venture capital business	Mar. '04	14.1	10.7	10.7	2.8	1.7	0.6	0.4	Consolidated
SMBC Consulting Co., Ltd.	Management Consulting business	Mar. '04	4.6	-	-	2.9	1.8	1.5	0.8	Consolidated
SMBC Finance Service Co., Ltd.	Factoring and loan business	Mar. '04	703.4	405.8	296.3	66.2	125.1	(5.5)	(7.5)	Consolidated
SMBC Mortgage Co., Ltd.	Mortgage securities business	Mar. '04	295.4	273.2	270.2	14.0	4.1	(4.3)	(4.2)	Consolidated
Financial Link Company, Limited	Data processing and management consulting	Mar. '04	0.1	-	-	0.0	0.2	(0.1)	(0.1)	Consolidated
SMBC Friend Securities Co., Ltd.	Securities business	Mar. '04	166.3	-	-	100.6	39.2	19.5	15.4	Consolidated
Sakura KCS Corporation	System engineering and data processing business	Mar. '04	18.3	0.4	0.3	12.5	0.2	0.6	0.3	Consolidated
Sakura Information Systems Co., Ltd.	System engineering and data processing business	Mar. '04	18.0	5.3	3.1	8.2	0.0	(0.0)	(0.1)	Consolidated
Global Factoring Co., Ltd.	Factoring business	Mar. '04	269.6	214.3	214.3	0.0	-	0.0	0.0	Consolidated
Sumitomo Mitsui Asset Management Company, Limited	Investment advisory and investment trust business	Mar. '04	18.9	-	-	12.6	3.4	1.3	0.8	Equity Method
Japan Pension Navigator Co., Ltd.	Defined contribution pension plans	Mar. '04	1.9	-	-	1.7	1.2	(0.5)	(0.5)	Equity Method
QUOQ Inc.	Shopping credit and credit card business	Mar. '04	941.6	497.4	107.9	37.9	2.9	1.3	0.9	Equity Method
[SMBC Leasing Company, Limited]										
SMBC Auto Leasing Company, Limited	Leasing business	Mar. '04	203.2	131.9	11.7	11.8	-	3.5	1.7	Consolidated
Mazda Auto Leasing Company, Limited	Leasing business	Mar. '04	12.1	9.4	2.0	1.6	-	0.5	0.3	Consolidated
Space Service LLC.	Leasing business	Mar. '04	5.6	4.4	2.8	0.0	-	0.0	0.0	Consolidated
SBL Partners LLC.	Factoring business	Dec. '03	15.7	15.0	15.0	0.0	-	0.0	0.0	Consolidated
The Awagin Lease Company Limited	Leasing business	Mar. '04	41.7	30.8	1.1	6.4	0.3	0.8	0.5	Equity Method
The San-in General Lease Company Limited	Leasing business	Mar. '04	48.3	39.6	0.9	4.8	0.2	1.2	0.6	Equity Method
Miegin General Leasing Co.Ltd.	Leasing business	Mar. '04	12.6	10.2	0.8	1.4	0.1	0.1	0.0	Equity Method
NEC Leasing, Ltd.	Leasing business	Mar. '04	717.9	650.1	82.9	39.0	-	8.2	4.5	Equity Method

(Table 7) Overseas Subsidiaries and Affiliates (*1)

(Millions of local currency, except Indonesia (in Billions))

Company Name	Main Business		Latest Fiscal Term	Total Asset	(*2) Total Borrowing	(*3,*4) SMFG, SMBC portion	Stockholder's Equity	(*4) SMFG, SMBC portion	Operating Profit	Net Income	(*5) Consolidated / Equity Method
[Sumitomo Mitsui Banking Corporation]											
Sumitomo Mitsui Banking Corporation Europe Limited	Commercial Banking business	US$	Mar. '04	13,301	76	3,992	1,741	1,700	62	46	Consolidated
Manufacturers Bank	Commercial Banking business	US$	Dec. '03	1,386	13	3	196	283	13	11	Consolidated
Sumitomo Mitsui Banking Corporation of Canada	Commercial Banking business	CAN$	Jan. '04	1,148	53	27	155	122	8	5	Consolidated
Banco Sumitomo Mitsui Brasileiro S.A.	Commercial Banking business	R$	Dec. '03	1,144	595	519	322	302	(52)	(52)	Consolidated
PT Bank Sumitomo Mitsui Indonesia	Commercial Banking business	RPIAH	Dec. '03	5,919	962	1,955	1,190	982	171	117	Consolidated
SMBC Leasing and Finance, Inc.	Leasing business	US$	Dec. '03	1,267	215	193	737	690	35	22	Consolidated
SMBC Capital Markets, Inc.	Investment and derivative business	US$	Dec. '03	4,840	327	2,238	924	609	21	81	Consolidated
SMBC Capital Markets Limited	Investment and derivative business	US$	Dec. '03	1,217	200	-	344	300	14	12	Consolidated
Sumitomo Mitsui Finance Australia Limited	Finance business	A$	Dec. '03	2,123	1,656	1,683	174	159	19	14	Consolidated
SMBC Securities, Inc.	Securities business	US$	Dec. '03	146	96	25	47	40	3	2	Consolidated
Sakura Capital Funding (Cayman) Limited	Finance business	US$	Dec. '03	95	93	95	0	0	(0)	(0)	Consolidated
Sakura Finance (Cayman) Limited	Finance business	US$	Dec. '03	2,145	2,139	2,165	0	0	(0)	(0)	Consolidated
Sumitomo Finance International plc	Investment business	STG	Dec. '03	200	8	8	127	200	2	2	Consolidated
SMBC International Finance N.V.	Finance business	US$	Dec. '03	4,451	4,410	3,729	1	0	0	0	Consolidated
BSL Leasing Co., Ltd.	Leasing business	TBAH	Dec. '03	2,037	1,481	275	205	6	37	24	Equity Method
SBCS Company Limited	Investment and consulting business	TBAH	Dec. '03	455	201	201	251	14	29	19	Equity Method
[SMBC Leasing Company, Limited]											
SMBC Leasing (Singapore) Pte Ltd.	Leasing business	S$	Dec. '03	145	119	88	3	-	1	0	Consolidated
SMBC Leasing (Hong Kong) Limited	Leasing business	HK$	Dec. '03	519	434	313	51	-	5	5	Consolidated
SMBC Leasing (Thailand) Co., Ltd.	Leasing business	TBAH	Dec. '03	2,031	1,637	1,600	195	-	33	23	Consolidated
SMBC Leasing (Malaysia) Sdn. Bhd.	Leasing business	RM	Dec. '03	137	118	118	7	-	1	1	Consolidated
P.T. EXIM SB Leasing	Leasing business	RPIAH	Dec. '03	229	226	144	(129)	0	0	0	Consolidated

(*1) Only the subsidiaries and affiliates which borrowed over one hundred million yen from Sumitomo Mitsui Financial Group or Sumitomo Mitsui Banking Corporation are indicated in these tables.
Financial data of foreign subsidiaries and affiliates are denoted by local currency (in millions, except Indonesia (in billions)).
(*2) Including bonds and commercial papers.
(*3) Including guarantees.
(*4) Indicated as the combined basis of Sumitomo Mitsui Financial Group (SMFG) and Sumitomo Mitsui Banking Corporation (SMBC).
(*5) Based on Sumitomo Mitsui Financial Group's consolidated financial results.
(*6) For the companies reporting Operating Losses, Net Losses or Retained Losses, projection of income and position in the group strategy of SMFG and SMBC are described in the next page.
(*7) <Scope of consolidation>
-From this fiscal year, twelve companies including SMFG Corporate Recovery Servicer Co., LTD. were newly consolidated due to establishment.
-Former The Kansai Sawayaka Bank, Limited ("Sawayaka") was consolidated due to acquirement of shares in this fiscal year. However, Sawayaka was merged with former The Bank of Kansai, Ltd. and excluded from the scope of consolidation during this fiscal year. (The Bank of Kansai, Ltd. changed its name to Kansai Urban Banking Corporation at the time of the merger.)
-From this fiscal year, six companies including Sakura Friend Securities Co., Ltd. and four companies including Sakura Global Capital Asia Limited were excluded from the scope of consolidation due to merger and liquidation, respectively.
-From this fiscal year, seven companies including SMBCL CEPHEUS CO., LTD. became non-consolidated subsidiaries that are not accounted for by the equity method because they became silent partnerships for lease transactions.
<Application of the equity method>
-From this fiscal year, three companies including Hokkaido Mother Land Capital, Ltd. were newly applied due to establishment.
-From this fiscal year, two companies including DLJ direct SFG Securities Inc. were excluded due to liquidation.

Details of (*6)

Company name	Earnings projections	Strategic position within the Group
SMFG Corporate Recovery Servicer Co., Ltd.	Secure positive bottom line in FY04.	Joint venture company for corporate recovery with Goldman Sachs (Japan) Ltd., Daiwa Securities SMBC Principal Investments Co. Ltd. and Development Bank of Japan
The Japan Net Bank, Limited	Go into the black in FY04.	Internet specialized bank
SMBC Guarantee Co., Ltd.	Sumigin Guarantee Company, Limited became its wholly-owned subsidiary in Mar. 2002. Expected to be in the black on consolidated basis in FY06.	SMBC's housing loan guarantee subsidiary
The SC Card Business Company, Limited	Secure positive bottom line in FY04.	Company providing services to Sumitomo Mitsui Card Company' card holders
At-loan Co., Ltd.	Expected to be in the black in FY04.	Consumer loan specialized company
SMBC Finance Service Co., Ltd.	Secure positive bottom line in FY04.	Subsidiary to provide finance, factoring and collecting services
SMBC Mortgage Co., Ltd.	Secure positive bottom line in FY04, while in red in FY03 because of impairment.	Finance subsidiary
Financial Link Company, Limited	Expected to go into the black in FY04 thanks to new contracts acquired.	Strategic subsidiary that coordinates financial services such as outsourcing of settlement operations and fund administration with SMBC and group companies
Sakura Information System Co., Ltd.	Secure positive bottom line in FY04.	System engineering and data processing business
Japan Pension Navigator Co., Ltd.	Financial condition is recovering thanks to rapid growth in the defined contribution pension plan market, but expected to remain in the red because depreciation of initial systems investment will be a burden on earnings.	Core company in defined contribution pension plan business
Space Service LLC.	Go into the black in 1st half, FY04.	SPC of SMBC Leasing Company
Banco Sumitomo Mitsui Brasileiro S.A.	Secure positive bottom line in fiscal year ended Dec. 2004. Loss carryforward is expected to be eliminated.	Subsidiary bank focuses mainly on corporate lending business for global Japanese and multi-national non-Japanese companies in Brazil.
Sakura Capital Funding (Cayman) Limited	Revenue and expense are expected to be balanced.	Issuing company of SMBC's perpetual subordinated guaranteed notes, established to enhance capital adequacy of SMBC.
Sakura Finance (Cayman) Limited	Revenue and expense are expected to be balanced.	Issuing company of SMBC's subordinated guaranteed notes, established to enhance capital adequacy of SMBC.
Sumitomo Finance International plc	Secured positive bottom line in fiscal year ended Dec. 2003. Expected to secure positive bottom line in fiscal year ended Dec. 2004.	Investment company
SMBC Leasing (Singapore) Pte. Ltd.	Secure positive bottom line in fiscal year ended Dec. 2004.	Overseas subsidiary of SMBC Leasing Company
SMBC Leasing (Hong Kong) Limited	Secure positive bottom line in fiscal year ended Dec. 2004.	Overseas subsidiary of SMBC Leasing Company
P.T.EXIM SB Leasing	Concentrate on recovering loans with a view of liquidation of the company	Overseas subsidiary of SMBC Leasing Company

(Table 10) Loans and Bills Discounted [Sumitomo Mitsui Banking Corporation (Non-consolidated)]

(Balance) (Billions of yen)

		Mar. 31, '03 Actual (A)	Mar. 31, '04 Plan (B)	Mar. 31, '04 Actual (C)		Mar. 31, '05 Plan (D)
Domestic	including Impact loans	54,208.0	52,208.0	48,182.6		48,282.6
	excluding Impact loans	53,330.9	51,330.9	47,502.4		47,602.4
Small- and medium-sized enterprises*	including Impact loans	21,596.9	20,616.9	18,984.4		18,604.4
	excluding Impact loans	21,291.3	20,311.3	18,705.7		18,325.7
Loans with guarantee of credit guarantee corporation		1,975.5	1,875.5	1,718.1		1,518.1
Individuals (excluding business loans)		12,775.1	13,475.1	13,130.8		13,930.8
Housing loans		11,161.4	11,861.4	11,716.3		12,516.3
Others		19,836.0	18,116.0	16,067.4		15,747.4
Overseas		3,074.4	3,074.4	2,627.5		2,627.5
Total		57,282.4	55,282.4	50,810.1		50,910.1

* Small and Medium-sized enterprises = Loans to following enterprises excluding subsidiaries and affiliates

-Wholesaling enterprise whose capital is JPY 100 million or less or number of employees is 100 or less

-Services enterprise whose capital is JPY 50 million or less or number of employees is 100 or less

-Retailing enterprise whose capital is JPY 50 million or less or number of employees is 50 or less

-Other enterprise whose capital is JPY 300 million or less or number of employees is 300 or less

-Unincorporated enterprise

(Adjusted basis <excluded factors shown below>)

(Billions of yen)

		FY03 Plan (B)-(A)+(a)	FY03 Actual (C)-(A)+(b)		FY04 Plan (D)-(C)+(c)
Domestic	including Impact loans	(850.0)	(3,018.7)		900.0
	excluding Impact loans	(850.0)	(2,821.8)		900.0
Small- and medium-sized enterprises	including Impact loans	70.0	235.0		70.0
	excluding Impact loans	70.0	261.9		70.0

(Factors for reduction in loans)

(Billions of yen)

	FY03 Plan (a)	Small and medium-sized enterprises	FY03 Actual (b)	Small and medium-sized enterprises		FY04 Plan (c)	Small and medium-sized enterprises
Loan losses			2,410.0	1,836.7			
Direct write-offs*1			409.9	110.1			
Direct reduction*2			781.5	667.7			
Secondary losses on loans sold to CCPC*3			17.3	17.3			
Sales of loans to RCC*4			19.3	10.5			
Sales of problem assets to others			581.8	518.0			
Others*5			600.2	513.1			
Sales and securitization of loans*6			(142.9)	85.7			
Private placement of bonds, etc.*7			739.6	925.1			
Subsidiaries etc.*8			0.0	0.0			
Total	1,150.0	1,050.0	3,006.7	2,847.5		800.0	450.0

*1 Direct write-offs which are allowed to be tax deductible.

*2 Direct reduction reduced in this fiscal year.

*3 Losses due to the disposition of collaterals of loans sold to CCPC, etc.

*4 Losses due to the sales of loans to the specific bank defined in Article 53 of Financial Reconstruction Law.

*5 Decrease through other measures of disposing non-performing loans

*6 Mainly sales and securitization of normal loans.

*7 Amount of credit given that are virtually equivalent to that of loan, such as private placement of bonds, etc.

*8 Loans to consolidated subsidiaries and subsidiaries under equity method which contribute to encouraging smooth provision of credit to small and medium-sized enterprises.

(Table 13) Problem Assets Based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, '03 Actual Non-consolidated	Mar. 31, '03 Actual Consolidated	Mar. 31, '04 Actual Non-consolidated	Mar. 31, '04 Actual Consolidated
Bankrupt and quasi-bankrupt assets	524.9	656.0	361.6	485.9
Doubtful assets	2,129.5	2,340.2	1,202.7	1,409.1
Substandard loans	2,606.9	2,857.6	1,246.9	1,441.2
Sub-total	5,261.3	5,853.8	2,811.2	3,336.2
Normal assets	57,313.4	59,330.5	52,874.4	56,127.5
Total	62,574.7	65,184.3	55,685.6	59,463.7

(Note) Non-consolidated figures: Non-consolidated figures of Sumitomo Mitsui Banking Corporation.

Reserve for Possible Loan Losses

(Billions of yen)

	Mar. 31, '03 Actual Non-consolidated	Mar. 31, '03 Actual Consolidated	Mar. 31, '04 Actual Non-consolidated	Mar. 31, '04 Actual Consolidated
General reserve	1,113.2	1,173.9	769.0	837.7
Specific reserve	950.0	1,058.0	474.0	577.0
Loan loss reserve for specific overseas countries	11.6	11.6	7.8	7.8
Sub-total	2,074.8	2,243.5	1,250.8	1,422.5
Reserve for possible losses on loans sold to CCPC	17.2	20.7	-	-
Total	2,092.0	2,264.2	1,250.8	1,422.5

(Note) Non-consolidated figures: Non-consolidated figures of Sumitomo Mitsui Banking Corporation.

(Table 14) Risk-Monitored Loans

(Billions of yen)

	Mar. 31, '03 Actual Non-consolidated	Mar. 31, '03 Actual Consolidated	Mar. 31, '04 Actual Non-consolidated	Mar. 31, '04 Actual Consolidated
Bankrupt loans (A)	172.4	201.4	67.2	96.4
Non-accrual loans (B)	2,390.2	2,710.2	1,460.8	1,767.9
Past due loans (3 months or more) (C)	114.7	130.3	47.6	51.5
Restructured loans (D)	2,492.2	2,728.8	1,199.3	1,382.2
(1) Reduction of the original interest rate	523.5	559.5	118.9	126.6
(2) Forbearance of interest payments	8.0	33.2	4.4	4.7
(3) Loans to supported companies	-	-	190.7	190.7
(4) Forbearance of principal repayments	1,950.6	2,121.9	885.1	1,056.8
(5) Others	10.1	14.2	0.2	3.4
Total (E)=(A)+(B)+(C)+(D)	5,169.5	5,770.7	2,774.9	3,298.0
Direct reduction	925.5	1,273.4	865.8	1,178.3
Ratio <(E) / Total loans>	9.0%	9.4%	5.5%	6.0%

(Note) Non-consolidated figures: Non-consolidated figures of Sumitomo Mitsui Banking Corporation.

(Table 15) Disposition of Problem Assets

<Sumitomo Mitsui Banking Corporation (Non-consolidated)>　　　　　　　　　　　　　(Billions of yen)

	FY02 Actual	FY03 Actual	FY04 Forecast
Credit related costs (A)	836.4	1,141.3	
Transfer to specific reserve for possible loan losses	375.4	276.4	
Write-off of loans and other related losses (C)	449.7	869.2	
Write-off of loans	259.7	501.1	
Losses on sales of loans to CCPC	16.4	0.8	
Losses on sales of loans to RCC*1	22.0	9.3	
Losses on bulk sales	126.9	292.8	
Losses on debt forgiveness	24.7	65.2	
Transfer to reserve for possible losses from loans sold to CCPC	15.2	(0.5)	
Transfer to reserve for supporting specific borrowers	-	-	
Transfer to loan loss reserve for specific overseas countries	(3.9)	(3.8)	
Transfer to general reserve for possible loan losses (B)	238.1	(337.9)	
Total (A) + (B)	1,074.5	803.4	450.0

<Reference>

	FY02 Actual	FY03 Actual	FY04 Forecast
Direct write-off of loans already reserved (D)	1,131.7	1,243.7	-

	FY02 Actual	FY03 Actual	FY04 Forecast
Gross direct write-offs (C) + (D)	1,581.4	2,112.9	-

*1 Losses due to the sales of loans to the specific bank defined in Article 53 of Financial Reconstruction Law.

<Sumitomo Mitsui Financial Group (Consolidated)>　　　　　　　　　　　　　　　(Billions of yen)

	FY02 Actual	FY03 Actual	FY04 Forecast
Credit related costs (A)	950.3	1,287.8	
Transfer to specific reserve for possible loan losses	408.0	320.7	
Write-off of loans and other related losses (C)	529.5	971.4	
Write-off of loans	339.9	595.2	
Losses on sales of loans to CCPC	17.1	1.3	
Losses on sales of loans to RCC*1	22.0	9.4	
Losses on bulk sales	125.8	300.3	
Losses on debt forgiveness	24.7	65.2	
Transfer to reserve for possible losses from loans sold to CCPC	16.7	(0.5)	
Transfer to reserve for supporting specific borrowers	-	-	
Transfer to loan loss reserve for specific overseas countries	(3.9)	(3.8)	
Transfer to general reserve for possible loan losses (B)	250.6	(331.2)	
Total (A) + (B)	1,200.9	956.6	

<Reference>

	FY02 Actual	FY03 Actual	FY04 Forecast
Direct write-off of loans already reserved (D)	1,280.9	1,367.2	-

	FY02 Actual	FY03 Actual	FY04 Forecast
Gross direct write-offs (C) + (D)	1,810.4	2,338.6	-

*1 Losses due to the sales of loans to the specific bank defined in Article 53 of Financial Reconstruction Law.

(Table 17) Bankruptcies in FY03

[Sumitomo Mitsui Banking Corporation (Non-consolidated)]   (Billions of yen)

Internal grading	Internal grading one year before the bankruptcy		Internal grading six month before the bankruptcy	
	Number of bankruptcies	Outstanding exposure	Number of bankruptcies	Outstanding exposure
1	0	0.0	0	0.0
2	0	0.0	0	0.0
3	0	0.0	0	0.0
4A	1	4.0	0	0.0
4B	0	0.0	0	0.0
4C	5	5.5	5	3.6
5A	19	8.3	11	8.5
5B	28	10.3	20	7.7
5C	40	6.9	28	5.1
6	33	3.6	21	2.5
7	139	125.7	150	44.4
8	60	31.2	65	24.2
9	28	17.1	66	118.0
No grading	79	10.0	66	8.6

(Notes) 1. Bankruptcies with credit amount less than JPY 50 million are excluded.

2. "No grading" includes individuals and companies without financial data.

(Reference) Problem Assets Based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, '04
Bankrupt and quasi-bankrupt assets	361.6
Doubtful assets	1,202.7
Substandard loans	1,246.9
Normal assets	52,874.4
Total	55,685.6

(Table 18) Unrealized Gains (Losses) (as of Mar. 31, '04)

[Sumitomo Mitsui Banking Corporation (Non-consolidated)]

Securities (Billions of yen)

		Outstanding balance	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity purpose	Securities*1,*2	518.9	(7.6)	2.7	10.3
	Bond	508.5	(8.5)	1.8	10.3
	Stock	-	-	-	-
	Other	10.4	0.9	0.9	-
	Money held in trust*1	-	-	-	-
Subsidiaries, etc.	Securities*1,*2	1,231.1	41.7	41.7	-
	Bond	-	-	-	-
	Stock	359.8	41.7	41.7	-
	Other	871.3	-	-	-
	Money held in trust*1	-	-	-	-
Other securities	Securities*1,*2	24,888.5	556.1	757.0	200.9
	Bond	16,178.1	(101.9)	16.2	118.1
	Stock	3,300.7	651.1	711.5	60.4
	Other	5,409.7	6.9	29.3	22.4
	Money held in trust*1	3.7	0.1	0.2	0.1

Others (Billions of yen)

	Book value	Market value	Net unrealized gains (losses)	Gains	Losses
Premises used in business*3	329.3	314.7	(14.6)	10.8	25.4
Other premises	-	-	-	-	-
Other assets	-	-	-	-	-

*1 Unrealized gains (losses) are calculated as follows;
   Securities and Money held in trust with market value: Market prices as of balance sheet date.
   But for the stocks in the "Other securities," unrealized gains (losses) are based on the average market price during the final month of the fiscal year.
*2 Securities include a following item, which are not categorized as "Securities" in the balance sheet.
   Negotiable certificates of deposit included in item "Deposits with banks"
*3 Based on revaluation of land at fair value as of Mar. 31, '98 and Mar. 31, '02 under the Revaluation Act of Land Properties and the law concerning amendment of the Law.
   Book value: Book value after the revaluation.
   Market value: Market value as of Mar. 31, '04.

(Table 18) Unrealized Gains (Losses) (as of Mar. 31, '04)

[Sumitomo Mitsui Financial Group (Consolidated)]

Securities   (Billions of yen)

		Outstanding balance	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity purpose	Securities*1,*2	539.8	(7.4)	2.9	10.3
	Bond	509.4	(8.5)	1.8	10.3
	Stock	-	-	-	-
	Other	30.4	1.1	1.1	-
	Money held in trust*1	-	-	-	-
Subsidiaries, etc.	Securities*1,*2	208.2	-	-	-
	Bond	-	-	-	-
	Stock	201.1	-	-	-
	Other	7.1	-	-	-
	Money held in trust*1	-	-	-	-
Other securities	Securities*1,*2	26,358.6	575.6	787.5	211.9
	Bond	17,097.7	(103.3)	18.6	121.9
	Stock	3,436.8	669.8	736.9	67.1
	Other	5,824.1	9.1	32.0	22.9
	Money held in trust*1	3.7	(0.1)	0.2	0.1

Others   (Billions of yen)

	Book value	Market value	Net unrealized gains (losses)	Gains	Losses
Premises used in business*3	336.3	319.8	(16.5)	10.8	27.3
Other premises	-	-	-	-	-
Other assets	-	-	-	-	-

*1 Unrealized gains (losses) are calculated as follows;
Securities and Money held in trust with market value: Market prices as of balance sheet date.
But for the stocks in the "Other securities," unrealized gains (losses) are based on the average market price during the final month of the fiscal year.

*2 Securities include following items, which are not categorized as "Securities" in the balance sheet.
Negotiable certificates of deposit included in item "Deposits with banks" and claims on loan trust included in item "Commercial papers and other purchased".

*3 Based on revaluation of land at fair value as of Mar. 31, '98, Mar. 31, '99 and Mar. 31, '02 under the Revaluation Act of Land Properties and the law concerning amendment of the Law.
Book value: Book value after the revaluation.
Market value: Market value as of Mar. 31, '04.

(Table 19) Derivatives and Foreign Forward Contracts

[Sumitomo Mitsui Financial Group (Consolidated)]

(Billions of Yen)

	Contract amount or notional amount		Credit risk equivalent amount	
	Mar. 31, '03	Mar. 31, '04	Mar. 31, '03	Mar. 31, '04
Financial futures contracts	203,563.1	201,054.5	-	-
Interest rate swaps	225,782.9	260,592.2	4,004.7	3,534.3
Currency swaps	12,914.9	15,400.0	871.9	1,178.7
Foreign exchange forward contracts	38,376.9	32,436.8	950.6	889.3
Interest rate options (buy)	4,300.9	7,373.2	63.6	93.5
Currency options (buy)	3,214.5	2,823.9	105.8	172.0
Other derivative instruments	24,482.6	29,510.8	49.5	57.6
Effect of Master Netting agreements	-	-	(2,882.5)	(2,942.4)
Total	512,635.8	549,191.4	3,163.6	2,983.1

(Note) Figures given above were computed according to capital adequacy guidelines set by the BIS.

Followings were also added.

- Listed transactions

- Options (sell)

- Transactions for which the original contracts have maturity of 14 days or less

(Table 20) Credit Portfolio (as of Mar. 31, '04)
[Sumitomo Mitsui Banking Corporation (Non-consolidated)]

(Billions of Yen)

	Counter party with rating equivalent to BBB/Baa or higher	Counter party with rating equivalent to BB/Ba or lower	Others*	Total
Credit risk equivalent	235.2	0.2	9.4	244.8
Credit cost	0.2	0.0	0.2	0.4
Amount of credit risk	1.1	0.0	0.4	1.5

(Note) Tentative calculation for inerest rate and foreign currency related derivative transactions with financial institutions located in Tokyo, New York, Hong Kong and Singapore by the Treasury Unit.

*Corporations without credit ratings by rating agencies.

Reasons for the differences between the plan and the results

(Table 1-1)

(#1) Retained earnings: 204.5 billion yen above the plan

Due to the increase in Net income (201.1 billion yen above the plan) as shown in #7.

(#2) Net unrealized gains (losses) on other securities: 368.5 billion yen above the plan

Due to the greater-than-expected rise in the stock prices in the market.

(#3) Net trading income: 110.7 billion yen above the plan
Net other operating income: 70.5 billion yen below the plan

Due to the accounting procedure in which Trading profits (losses) from foreign currency transactions (currency swaps, etc.) and Trading profits (losses) from foreign exchange transactions for hedging purpose are separately accounted for as Net trading income and Net other operating income (Gains (losses) on foreign exchange transactions) respectively.

(#4) Total credit cost: 153.4 billion yen above the plan (including 65.8 billion yen of Extraordinary gains).

Due to the acceleration of work-outs ("off-balancing") and to the increase of the reserves for Potentially bankrupt borrowers and Substandard borrowers, for drastic resolution of the non-performing loan problem. In FY03, the net amount of Reversal of loan loss reserves, calculated by adding the amount of Reversal of general reserve for possible loan losses and Loan loss reserve for specific overseas countries, to the amount of Transfer to specific reserve for possible loan losses, was positive and therefore recorded as Extraordinary gains (65.8 billion yen). Accordingly, Total credit cost, the sum of Credit related costs and Reversal of loan loss reserves, was 803.4 billion yen.

(#5) Gains (losses) on stocks: 213.9 billion yen above the plan

Due to the facts that Net gains on sales of stocks reached 114.6 billion yen through the sales of stocks in the favorable stock market to drastically reduce the equity portfolio and that Losses on devaluation of stocks remained at a low level of 10.7 billion yen.

(#6) Extraordinary gains: 183.7 billion yen above the plan

Due to Reversal of loan loss reserves (as previously explained in #4), 40.4 billion yen in Refund of enterprise tax from the Tokyo Government and interest on the refund, and 59.1 billion yen in Gains on return of the entrusted portion of employee pension fund.

(#7) Net income: 201.1 billion yen above the plan

Although Total credit cost increased as a result of the acceleration of work-outs of non-performing loans (as explained in #4), high level of Gains on stocks (as shown in #5) and Gains on return of the entrusted portion of employee pension fund (as shown in #6) contributed to the improvement of Net income.

(Table 2: consolidated)

(#1) Retained earnings: 179.3 billion yen above the plan

    Due to the greater-than-expected increase in Net income of Sumitomo Mitsui Banking Corporation (201.1 billion yen above the plan).

(#2) Net unrealized gains (losses) on other securities: 58.4 billion yen above the plan
    Unrealized gains on securities: 249.4 billion yen above the plan

    Due to the greater-than-expected rise in the stock prices in the market.

(#3) Foreign currency translation adjustments: 18.3 billion yen below the plan

    Due to the stronger-than-expected yen at the end of the fiscal year.

(Table 2: non-consolidated)

(#1) Net unrealized losses on other securities: 52.1 billion yen above the plan
    Unrealized gains on securities: 239.8 billion yen above the plan

    Due to the greater-than-expected increase in the stock market.

(Table 6)

(#1) Number of overseas branches: 1 branch above the plan

    Due to the prolonged transfer of transactions in the process of the closure of London Branch.

(#2) Non-personnel expenses excluding system related cost: 433.5 billion yen above the plan

    Due to the increase in consignment fees as a result of the outsourcing of lending- and treasury-related operations.